Form 20-F
period 2000-04-30
INVESTORLINKS COM INC
filed 2000-11-14
CIK 1022282

       As filed with the Securities and Exchange Commission on November 14, 2000
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended April 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

     Commission file number:  0-29142


                            INVESTORLINKS.COM INC.
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                          Province of Ontario, Canada
                -----------------------------------------------
                (Jurisdiction of incorporation or organization)

           Suite 745, 100 King Street West, Toronto, Ontario M5X 1E
           --------------------------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value
                      ------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                 6,944,576 Common Shares as of April 30, 2000
               -------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


          Yes  [X]              No  [ ]            Inapplicable  [ ]


Indicate by check mark which financial statement item the registrant has elected to follow:


                       Item 17  [X]         Item 18  [ ]

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for each of the three fiscal years in the three year period ended April 30, 2000, and the selected consolidated balance sheet data set forth below at April 30, 2000 and April 30, 1999 are derived from the consolidated financial statements of the Company included elsewhere in this Annual Report. The selected consolidated statement of operations data set forth below for each of the two fiscal years ended April 30, 1997 and 1996 and the selected consolidated balance sheet data set forth below at April 30, 1998, 1997 and 1996 are derived from audited financial statements not included herein. BDO Dunwoody LLP audited the selected consolidated statement of operations data set forth below for each of the four fiscal years ended April 30, 2000, and the selected consolidated balance sheet data set forth below at April 30, 2000, 1999, 1998 and 1997. The selected consolidated statement of operations data set forth below for the fiscal year ended April 30, 1996 and the selected consolidated balance sheet data set forth below at April 30, 1996 was audited by T.H. Bernholtz and Co., Chartered Accountants.

See "Exchange Rate Information" in this Item 3A below for historical exchange rate information. The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

The information set forth in this Annual Report is current as of October 27, 2000, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

THE COMPANY'S ACCOUNTS ARE MAINTAINED IN CANADIAN DOLLARS. IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE INDICATED.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                           OF INVESTORLINKS.COM INC.
                              PREPARED PURSUANT TO
             UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                (IN THOUSANDS OF CDN. $, EXCEPT PER SHARE DATA)

                                                                              Fiscal Year Ended April 30,
                                                        -----------------------------------------------------------------
                                                            2000           1999         1998          1997         1996
                                                           ------        -------       -------       -------      -------
Income Statement Data:

Interest income.........................................   $   39        $    76       $   112       $   201      $    31
Foreign exchange gain (loss) ...........................       (5)             7           ---           ---          ---
Net income from sale of oil and gas interests...........      ---            ---           ---           ---           75
Expenses................................................      326          1,499         4,094         5,580        4,791
Non-controlling interest in loss of subsidiary..........      ---            ---           239            27           42
Gain on dilution of subsidiary interest.................      ---            ---           ---           ---          532
Net loss................................................     (292)        (1,416)       (3,743)       (5,352)      (4,111)
Unrealized (loss) gain on investments...................     (213)           242           ---          (119)         ---
Comprehensive net loss..................................     (505)        (1,174)       (3,743)       (5,471)      (4,111)
Net loss per common share...............................    (0.05)         (0.38)        (1.00)        (0.21)       (1.15)

Balance Sheet Data:

Current assets..........................................      861          1,048         2,402         5,926       8,198
Investments.............................................      604            649            29            96         ---
Oil and gas interests...................................      ---            ---           ---           ---         215
Capital assets..........................................       10              5             7             9         ---
Total assets............................................    1,475          1,702         2,438         6,031       8,413
Current liabilities.....................................       70            210           179           371         153
Non-controlling interest in net assets of subsidiary....      ---            ---           ---           238         266
Shareholders' equity....................................    1,405          1,492         2,259         5,422       7,994

                      SELECTED CONSOLIDATED FINANCIAL DATA
                           OF INVESTORLINKS.COM INC.
                              PREPARED PURSUANT TO
               CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                (In thousands of Cdn. $, except per share data)

                                                                          FISCAL YEAR ENDED APRIL 30,
                                                        ----------------------------------------------------------
                                                            2000        1999         1998        1997        1996
                                                           ------      ------      -------     -------      ------
INCOME STATEMENT DATA:

Interest income.........................................   $   39      $   76      $   112     $   201      $   31
Foreign exchange gain (loss) ...........................       (5)          7          ---         ---         ---
Net income from sale of oil and gas interests...........      ---         ---          ---         ---          75
Expenses................................................    3,553         688       10,093       2,007         873
Non-controlling interest in loss of subsidiary..........      ---         ---          239          27          42
Gain on dilution of subsidiary interest.................      ---         ---          ---         ---         532
Net loss................................................   (3,519)       (605)      (9,742)     (1,779)       (194)
Net loss per common share...............................    (0.64)      (0.16)       (2.62)      (0.07)      (0.01)

BALANCE SHEET DATA:

Current assets..........................................      861       1,048        2,404       5,926       8,198
Mining claims and deferred exploration expenditures.....      ---       3,294        2,483       8,482       4,908
Investments.............................................      576         407           27         215         ---
Oil and gas interests...................................      ---         ---          ---         ---         216
Capital assets..........................................       10           5            7           9         ---
Total assets............................................    1,447       4,754        4,921      14,632      13,322
Current liabilities.....................................       70         210          180         372         153
Non-controlling interest in net assets of subsidiary....      ---         ---          ---         239         266
Shareholders' equity....................................    1,377       4,544        4,741      14,021      12,903

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles, which differ materially in certain respects from United States Generally Accepted Accounting Principles. For a description of these differences see note 10 to the consolidated financial statements of the Company for its fiscal year ended April 30, 2000 included in Item 17 of this Annual Report.

DIVIDEND POLICY

On April 11, 2000 the Company issued a dividend-in-kind of 6,266,667 common shares of First Strike Diamonds Inc. to shareholders of record of the Company on March 1, 2000. This dividend was an extraordinary event and the Company does not intend to pay further dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company.
The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

                           EXCHANGE RATE INFORMATION

The rate of exchange as of October 27, 2000 for the conversion of Canadian dollars ("Cdn. $") into United States dollars ("U.S. $") was U.S. $ 0.66. The following table sets forth the exchange rates for the conversion of one dollar Canadian into one dollar United States at the end of the following fiscal periods, the high and low rates of exchange for such periods, and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Statistical Release.

                                                                FISCAL YEAR ENDING APRIL 30
                                   2000              1999             1998              1997              1996              1995
                                   ----              ----             ----              ----              ----              ----
Period End......................    .67               .69              .70               .72               .73               .74

Low.............................    .66               .63              .68               .71               .72               .70

High............................    .70               .70              .73               .75               .75               .75

Average*........................    .68               .66              .71               .73               .73               .72

                        Sept. 2000         Aug. 2000         July 2000         June 2000         May 2000         April 2000
                      ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
Low                          .66               .67               .67               .67               .66               .67
High                         .68               .68               .68               .68               .68               .69

*Calculated by using the average of the exchange rates on the last day of each month during the period.

The rate of exchange as of October 27, 2000 for the conversion of United States dollars into Canadian dollars was 1.52. (U.S. $1 = Cdn. $1.52).

B.  CAPITALIZATION AND INDEBTEDNESS

    Not Applicable

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not Applicable

D.  RISK FACTORS

UNCERTAINTIES AND RISK FACTORS

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On June 7, 2000, the Company completed an acquisition by which the primary business of the Company became the operation of the Internet investment site www.InvestorLinks.com. Prior to June 7, 2000, the Company had been engaged in developing and exploiting mineral properties. Because of the significant change in the Company's business resulting from the June 7, 2000 acquisition, the list of risk factors below is separated into two groups: risks inherent in the Company's business prior to June 7, 2000, and those inherent in the Company's business after June 7, 2000.

RISKS RELATING TO MINING BUSINESS UNDERTAKEN PRIOR TO JUNE 7, 2000 (FOR HISTORICAL REFERENCE)

FINANCING RISKS. The Company, while engaged in the business of exploiting mineral properties, had sufficient funds to undertake its planned exploration projects. If the Company's exploration programs had been successful, additional financing would have been required to develop the mineral properties identified and to place them into commercial production. The development of the Company's mineral properties was, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There was no assurance that such sources of financing would have been available on acceptable terms, if at all. Failure to obtain such financing would have resulted in delay or indefinite postponement of development work on the Company's mineral properties, as well as the possible loss of such properties.

DEVELOPMENT RISKS. The development of mineral properties, assuming exploration efforts identify commercially recoverable amounts of minerals, involves a high degree of risk. Unusual or unexpected geological formations, formation pressures, fires, power outages, labor disruptions, industrial accidents, flooding, explosions, cave-ins, land slides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. While engaged in the business of exploiting mineral properties, the Company relied upon consultants and others for construction and operating expertise. The economics of developing gold and diamond properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold or diamonds produced, the Company may have determined that it was impractical to commence or continue commercial production. If the Company's development efforts had not been successful with respect to any individual properties, the expenditures associated with such properties would have been written off.

MANAGEMENT OF GROWTH. While engaged in the business of exploiting mineral properties, the success of the Company depended, in part, upon its ability to manage mineral exploration projects occurring in foreign countries and, if successful, mineral development projects in such countries. Such expansion could have placed a significant strain on the Company's resources and would have required the Company to implement additional management controls and hire additional personnel. There could have been no assurance that the Company would have been able to manage the substantial expansion of its business, and a failure to do so would have had a material adverse effect on the Company's operating results.

DEPENDENCE UPON KEY MANAGEMENT EMPLOYEES. While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential development projects, and to develop a competitive edge in the marketplace, depended, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there was no assurance that the Company would have been able to attract and retain such personnel. The Company's development has depended, and in the future will continue to depend, on the efforts of its key management employees. Loss of any of these people could have a material adverse effect on the Company.

CURRENCY FLUCTUATION. While engaged in the business of exploiting mineral properties, the Company's operations in Indonesia and Botswana made it subject to foreign currency fluctuation and such fluctuations may have adversely affected the Company's financial positions and results. There could have been no assurance that any steps taken by management to address foreign currency fluctuations would have eliminated all adverse effects and, accordingly, the Company may have suffered losses due to adverse foreign currency fluctuations.

CONFLICTS OF INTEREST. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

RISKS RELATING TO AN INVESTMENT IN THE SECURITIES OF THE COMPANY

STOCK MARKET PRICE AND VOLUME VOLATILITY. The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry as well as factors unrelated to the Company or its industry. Shares of the Company's Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's Common Stock can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's Common Stock in the United States and Canada, stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

DILUTION THROUGH EMPLOYEE, DIRECTOR AND CONSULTANT OPTIONS. Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, directors and consultants options to purchase shares of its Common Stock as non-cash incentives. Those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

DIVIDENDS. The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the Common Stock of the Company in the foreseeable future. Even were the Company to determine a dividend could be declared, the Company could be precluded from paying dividends by restrictive provisions of loans, leases or other financing documents or by legal prohibitions under applicable corporate law.

DIRECTORS AND ASSETS OUTSIDE CANADA. Since certain of the Company's directors are domiciled outside of Canada, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts. Similarly, because certain of the Company's assets are located outside Canada, there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

RISKS RELATED TO BUSINESS AFTER JUNE 7, 2000 (RELATED TO THE OPERATION OF INVESTORLINKS.COM)

THE COMPANY'S LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE ITS BUSINESS

The InvestorLinks.com Web site was launched in 1997. Accordingly, the Company has only a limited operating history upon which investors can evaluate the Company's business and prospects. An investor in the Company's stock must consider the risks, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including Web-based financial news and information companies.

CERTAIN FORWARD-LOOKING STATEMENTS

This Annual Report (including the documents incorporated or deemed to be incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Annual Report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, the state of the federal, state and local regulatory environment, lack of demand for the Company's services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

FUTURE CAPITAL NEEDS

The Company will require substantial additional funds for future capital expenditures and to fund projected potential operating losses. Adequate funds for these purposes, whether from additional financings, collaborative arrangements with other companies, or other sources, may not be available when needed or on favorable terms.

INTENSE COMPETITION COULD REDUCE THE COMPANY'S MARKET SHARE AND HARM THE COMPANY'S FINANCIAL PERFORMANCE

An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending. The Company expects this competition to continue to increase. The Company competes for advertisers, readers, staff and outside contributors with many types of companies, including:

  . online services or Web sites focused on business, finance and investing, such as CBS.MarketWatch.com, CNBC.com, CNNfn.com, The Wall Street Journal Interactive Edition, DowJones.com, SmartMoney.com, Microsoft MSN MoneyCentral and The Motley Fool;

  . publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Fortune, Bloomberg Business Radio and CNBC;

  . providers of terminal-based financial news and data, such as Bloomberg
    Business News, Reuters News Service, Dow Jones Markets and Bridge News Service;

  . Web "portal" companies, such as Yahoo! and America Online; and

  . online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab, E*TRADE and Merrill Lynch.

The Company's ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of its content and that of its competitors, the ease of use of services developed either by the Company or its competitors and the effectiveness of the Company's sales and marketing efforts.

Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. These factors may allow the Company's competitors to devote greater resources than the Company can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. The Company's competitors may develop content that is equal or superior to that of the Company or that achieves greater market acceptance than the Company's content. It is also possible that new competitors may emerge and rapidly acquire significant market share. The Company may not be able to compete successfully for advertisers, readers, staff or outside contributors, which could materially adversely affect the Company's business, results of operations and financial condition. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition.

The Company also competes with other Web sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or the Company's Web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on the Company's Web site.

See Item 4B ("Business Overview - Competition" and "Business Overview - Description of Key Competitors") below for additional information on the Company's competition.

CONFLICTS OF INTEREST

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

DEPENDENCE ON NEW SERVICES

The Company's success depends on its ability to enhance its existing services, develop new proprietary technology that addresses the increasingly sophisticated and varied needs of its prospective consumer, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis and influence businesses to use the Company's Internet site. There can be no assurance that the Company's services will achieve sufficient acceptance in the marketplace to generate sufficient revenues for the Company.

DEPENDENCE ON INFRASTRUCTURE AND SECURITY

The Company's ability to achieve market acceptance of its services and its reputation depend significantly upon the performance of its network infrastructure (whether maintained internally or through third parties), including its server, hardware and software. The development, maintenance, and enhancement of an Internet site and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its Internet site and proprietary technology to customer requirements or emerging industry standards. Any system failure, including network, software or hardware failure, that causes an interruption in its service or a decrease in responsiveness of its Internet site could result in reduced traffic and reduced revenue, and could impair its reputation. The Company's Internet site must accommodate a high volume of traffic and deliver frequently updated information. Accordingly, the Company faces risks related to its ability to accommodate its expected customer levels while maintaining superior performance.

LOSSES FROM UNEXPECTED EVENTS

The Company's operations depend on the ability to protect its systems against damage from unexpected events, including fire, power loss, water damage, telecommunications failures and vandalism. The Company does not presently have a formal disaster recovery plan. Any disruption in the Company's Internet access could have a material adverse effect on its business and financial conditions. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also have a material adverse effect on the Company's Internet site. The Company's reputation and brand could be materially and adversely affected by any problems to its site. The Company's insurance policies may not adequately compensate it for any losses that may occur due to any failures or interruptions in its systems.

The Company's users depend on Internet service providers, online service providers and other Internet site operators for access to the Company's Internet site. Many of these providers and operators have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to the Company's systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could materially adversely affect the Company's business, results of operation and financial condition.

FUTURE OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

The Company may experience significant variation in its future quarterly results of operations. These fluctuations may result from:

 . the timing and size of advertising campaigns;
 . introductions of or enhancements to online financial resources by the Company or its competitors;
 . changes in pricing policies by the Company or its competitors;
 . disruptions or problems with the Company's customers;
 . changes in the Company's business strategy;
 . changes in the level of operating expenses needed to support projected growth;
 . actions taken by the Company that negatively affect short-term results but may benefit long-term results; and
 . general economic conditions.

Due to these factors, quarterly revenues and operating results are difficult to forecast. Period-to-period comparisons of the Company's operating results may not be meaningful, and they should not be relied upon as an indication of the Company's future performance.

SECURITY BREACHES

Security breaches could damage the Company's reputation and expose it to a risk of loss or litigation. Experienced programmers or "hackers" may successfully penetrate its system. Because hackers who are able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in its services, the Company may have to expend significant capital and resources to protect against or to alleviate problems caused by hackers. Additionally, the Company may not have a timely remedy against a hacker who is able to penetrate its network security. Such security breaches could materially adversely affect the Company's business, results of operation and financial condition.

DEPENDENCE ON TECHNOLOGICAL CHANGE

Enhancements of or improvements to the Company's Internet site may contain undetected programming errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of its brand name. The Company's failure effectively to develop and produce new features, functions, products and services could affect its ability to compete with other Internet sites. This could have a material adverse affect on the Company, its business, results of operation and financial condition. Internet browsers offered by Netscape, Microsoft, and others also increasingly incorporate prominent search buttons that direct traffic to competing services. These features could make it more difficult for Internet users to find and use the Company's services. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate services similar to the Company's into their browsers or their browsers' pre-set home page.

THE COMPANY'S BUSINESS MAY BE DAMAGED BY ITS INABILITY TO MANAGE ITS GROWTH

The Company has experienced rapid growth in its operations. The Company's rapid growth has placed, and the Company's anticipated future growth will continue to place, a significant strain on the Company's managerial, operational and financial resources. To manage the Company's growth, the Company must continue to implement and improve its managerial controls and procedures and operational and financial systems. In addition, the Company's future success will depend on its ability to expand, train and manage its workforce, in particular its editorial, advertising sales and business development staff.

INCREASES IN TRAFFIC MAY STRAIN THE COMPANY'S SYSTEMS

In the past, the Company has experienced significant spikes in traffic on its Web site when there have been important financial news events. In addition, the number of readers has continued to increase over time and the Company expects its reader base to continue to increase. Accordingly, the Company's Web site must accommodate a high volume of traffic, often at unexpected times. Although the Company is upgrading its systems in connection with the launch of its network of sites, the Web site has in the past, and may in the future, experience slower response times than usual or other problems for a variety of reasons. These occurrences could cause the Company's readers to perceive the Web site as not functioning properly and, therefore cause readers to use other methods to obtain their financial news and information. In such a case, the Company's business, results of operations and financial condition could be materially adversely affected.

CONTINUED GROWTH OF THE INTERNET

The Company depends on the continued growth in the use and commercial viability of the Internet. The Company's market is new and rapidly evolving. Its business is substantially dependent upon the continued rapid growth in the use of the Internet. Commercial use of the Internet is relatively new. Internet usage may be inhibited for a number of reasons, including:

 . inadequate network infrastructure;
 . security and authentication concerns with respect to transmission over the
  Internet of confidential information;
 . ease of access;

 . inconsistent quality of service;
 . availability of cost-effective, high-speed service; and . bandwidth availability.

If the Internet develops as a commercial medium more slowly than the Company expects, it will adversely affect its business and financial condition. Additionally, if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. Internet sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Web site, could grow more slowly or decline. Also, the Internet's commercial viability may be significantly hampered due to:

 . delays in the development or adoption of new operating and technical standards and performance improvements required to handle increased levels of activity;
 . increased government regulation; and
 . insufficient availability of telecommunications services which could result in slower response times and adversely affect usage of the Internet.

DEPENDENCE ON ABILITY TO PROTECT INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

The Company relies upon intellectual property and proprietary rights. The Company regards substantial elements of its Internet site and underlying technology as proprietary and attempts to protect them by relying on intellectual property laws and restrictions on disclosure. It may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. Thus, the Company cannot guarantee that the steps taken by it will prevent misappropriation or infringement of its proprietary information. In addition, the Company's competitors may independently develop similar technology or design around its intellectual property rights.

Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and still evolving. Existing or future trademarks or service marks applied for or registered by other parties and which are similar to the Company's may prevent it from expanding the use of its trademarks and service marks. Litigation may be necessary in the future to enforce its intellectual property rights or to determine the validity and scope of the proprietary rights of others. Furthermore, the Company cannot make assurances that its business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company. Any litigation claims or counterclaims could impair the Company's business because they could:

 . be time-consuming;
 . result in costly litigation;
 . subject the Company to significant liability for damages;
 . result in invalidation of the Company's proprietary rights;
 . divert management's attention; or
 . require the Company to redesign its services or require it to enter into royalty or licensing agreements that may not be available on terms acceptable to the Company.

THIRD PARTY TECHNOLOGY

The Company licenses from technology consulting firms and other third parties, various technologies that have been incorporated into the Company's Web site to aid the Company in implementing its strategies, developing enhancements and maintaining its site. As the Company continues to introduce new services that incorporate new technologies, it may be required to license additional technology from others. The Company cannot make assurances that these third-party technology licenses will continue to function as anticipated or be available to the Company on commercially reasonable terms. Additionally, the Company cannot make assurances that the third parties from which it licenses its technology will be able to defend the Company's proprietary rights successfully against claims of infringement. As a result, the Company's inability to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its existing services until equivalent technology can be identified, licensed and integrated.

THE COMPANY MAY BE UNABLE TO ACQUIRE NEW BUSINESSES AND MAINTAIN EXISTING STRATEGIC RELATIONSHIPS THAT BENEFIT ITS BUSINESS

The Company may in the future pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

 . difficulties in assessing values for acquired businesses and technologies;
 . difficulties in the assimilation of acquired operations and products;
 . diversion of management's attention from other business concerns;
 . assumption of unknown material liabilities of acquired companies;
 . amortization of acquired intangible assets, which could reduce future report earnings; and
 . potential loss of customers or key employees of acquired companies.

The Company may not be able to integrate successfully any operations, personnel, services or products that it acquires in the future. In addition, the Company has established a number of strategic relationships with online service providers and information service providers. These relationships and others the Company may enter into in the future are and will be important to the Company's business and growth prospects.

The Company depends on establishing and maintaining subscription distribution relationships with financial services firms and content syndication relationships with high-traffic Web sites for a significant portion of its current subscriber and reader base. There is intense competition for relationships with these firms and placement on these sites, and the Company may have to pay significant fees to establish additional content syndication relationships or maintain existing relationships in the future. The Company may be unable to enter into or successfully renew relationships with these firms or sites on commercially reasonable terms or at all. These relationships may not attract significant numbers of subscribers or readers.

Many companies that the Company may approach for a strategic relationship or with whom the Company may already have strategic relationships also provide financial news and information from other sources. As a result, these companies may be reluctant to enter into or maintain strategic relationships with the Company. The Company's business, results of operations and financial condition could be materially adversely affected if the Company does not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of the Company's strategic relationships do not result in an increase in the number of subscribers or readers of the Company's Web site.

THE COMPANY DEPENDS ON ITS TOP ADVERTISERS FOR A SIGNIFICANT PORTION OF ITS ADVERTISING REVENUES, AND THE LOSS OF SEVERAL OF THE COMPANY'S TOP ADVERTISERS WOULD HARM THE COMPANY'S BUSINESS

In September, 2000, the Company's top five advertisers accounted for approximately 65% of the Company's total advertising revenues. The Company's business, results of operations and financial condition could be materially adversely affected by the loss of a number of its top advertisers, and such a loss could be concentrated in a single quarter. Further, if the Company does not continue to increase its revenue from financial-services advertisers or attract advertisers from non-financial industries, its business, results of operations and financial condition could be materially adversely affected. As is typical in the advertising industry, the Company's advertising contracts have cancellation provisions.

FAILURE TO RETAIN AND INTEGRATE THE COMPANY'S ADVERTISING SALES FORCE COULD RESULT IN LOWER ADVERTISING REVENUES

In addition to third party advertisement placement firms such as Engage Media, the Company depends on its internal advertising sales department to maintain and increase its advertising sales. The success of the Company's advertising sales department is subject to a number of risks, including the competition faced by the Company from other companies in hiring and retaining sales personnel and the length of time it takes new sales personnel to become productive. The Company's business, results of operations and financial condition could be materially adversely affected if the Company does not effectively expand and maintain an effective advertising sales department.

A GENERAL DECLINE IN ONLINE ADVERTISING OR THE COMPANY'S INABILITY TO ADAPT TO TRENDS IN ONLINE ADVERTISING COULD HARM THE COMPANY'S ADVERTISING REVENUES

No standards have been widely accepted to measure the effectiveness of Internet advertising. If standards do not develop, existing advertisers may not continue to or increase their levels of Internet advertising. If standards develop and the Company is unable to meet these standards, advertisers may not continue advertising on the Company's Web site. Furthermore, advertisers who have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. The Company's business, results of operations and financial condition could be materially adversely affected if the market for Internet advertising declines or develops more slowly than expected.

Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project the Company's future advertising rates and revenues. The Company cannot make assurances that it will be successful under alternative pricing models that may emerge.

Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of Internet advertising, which could materially adversely affect the Company's advertising revenues. In addition, some Internet commentators, privacy advocates and federal and state officials have recently suggested that legislation may be needed to better safeguard online privacy by the limitation or elimination of the use of cookies or by other methods. If such legislation is passed, it is likely to restrict the ability of online advertisers to target their ads, which may result in a decrease in online advertising rates or online advertising spending generally. Such a decrease could materially adversely affect the Company's advertising revenues.

The Company competes with other Internet sites, television, radio and print media for a share of advertisers' total advertising budgets. If advertisers perceive the Internet in general or the Company's Web site in particular to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to online advertising or to advertising on the Company's Web site.

THE COMPANY MAY NOT SUCCEED IN INTERNATIONAL MARKETS

The Company may not succeed in marketing its services in international markets. In addition, there are risks inherent in doing business in some international markets that may include:

 . less developed technological infrastructures;
 . lower customer acceptance of, or access to, electronic channels;
 . regulatory requirements, tariffs and other trade barriers;
 . reduced protection for intellectual property rights;
 . difficulties in staffing and managing foreign operations;
 . less developed automation in exchanges, depositories and clearing systems; . fluctuations in currency exchange rates; and . potentially adverse tax consequences.

Any of the factors described above could have a material adverse effect on our future international operations.

DOMAIN NAMES

The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names, any or all of which may dilute the strength of its names. The Company may not acquire or maintain its domain names in all of the countries in which its Internet site may be accessed, or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, the Company may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights.

CHANGING GOVERNMENTAL REGULATIONS

The Company may face increased government regulation and legal uncertainties. There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how the Company does business. This could decrease the demand for its services, increase its cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

TIMING AND RESOURCE CONSTRAINTS

In order to achieve market leadership, the Company must implement its growth strategy rapidly. "Internet time" is yielding increasingly fast business cycles in which brand names are established in less than a year. The Company's ability to grow quickly relies on at least two factors: financing and strategy.

With regard to financing, if the Company is not successful in raising financing in a timely manner, then opportunities may be lost. Likewise, if the Company does not obtain sufficient financing, growth may be hampered by resource constraints. The Company will require financing to take advantage of opportunities, achieve success and retain a competitive edge.

The Company's success depends on its ability to license leading technologies, enhance its existing services, develop new proprietary technology that addresses the increasingly sophisticated and varied needs of its prospective consumers, and respond to technological advances and emerging industry standard and practices on a timely and cost-effective basis. If the Company is unsuccessful in quickly implementing its strategy, then competitive pressure will undoubtedly increase and the Company will be forced to adopt new measures for expanding its user base.

THE COMPANY'S FAILURE TO MAINTAIN ITS REPUTATION FOR TRUSTWORTHINESS MAY REDUCE THE NUMBER OF ITS READERS, WHICH MAY HARM THE COMPANY'S BUSINESS

It is very important that the Company maintain its reputation as a trustworthy news organization. The occurrence of events, including the Company's misreporting of a news story or the non-disclosure of a stock ownership position by one or more of the Company's writers in breach of the Company's compliance policy, could harm the Company's reputation for trustworthiness. These events could result in a significant reduction in the number of the Company's readers, which could materially adversely affect the Company's business, results of operations and financial condition.

THE COMPANY MAY BE UNABLE TO ATTRACT OR RETAIN QUALIFIED EDITORIAL STAFF AND OUTSIDE CONTRIBUTORS

The future success of the Company depends substantially upon the continued efforts of its editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. Competition for financial journalists is intense, and the Company may not be able to retain existing or attract additional highly qualified editors and writers in the future. If the Company lost the services of a significant number of its editorial staff and outside contributors or were unable to continue to attract additional editors and writers with appropriate qualifications, the Company's business, results of operations and financial condition could be materially adversely affected.

POTENTIAL LIABILITY FOR INFORMATION DISPLAYED ON THE COMPANY'S WEB SITE MAY REQUIRE THE COMPANY TO DEFEND AGAINST LEGAL CLAIMS, WHICH MAY CAUSE SIGNIFICANT OPERATIONAL EXPENDITURES

The Company may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to the information the Company publishes on its Web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. The Company could also be subject to claims based upon the content that is accessible from the Company's Web site through links to other Web sites.

DEPENDENCE ON KEY PERSONNEL; INVOLVEMENT OF KEY PERSONNEL IN OTHER BUSINESSES

The Company's future success depends in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company's development to date has depended, and in the future will continue to depend, on the efforts of its key management employees, such as Frank Kollar, Chairman of the Board; Romaine Gilliland, President and Chief Executive and Financial Officer; Elizabeth J. Kirkwood, Director; Sandra J. Hall, Director; and George Stubos, Executive Vice President, Business Development and Secretary. Loss of any of these people could have a material adverse effect on the Company.

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT THE COMPANY'S STOCKHOLDERS

The Company's officers, directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

THE COMPANY DOES NOT INTEND TO PAY DIVIDENDS

The Company currently intends to retain any future earnings for funding growth and therefore, does not expect to pay any dividends in the foreseeable future.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

InvestorLinks.com Inc., incorporated in the Province of Ontario, Canada (the "Company", "InvestorLinks", or "InvestorLinks.com"), has been engaged in the business of a financial resource and directory portal provider on the Internet
since June 7, 2000.   Prior to June 7, 2000 and during the fiscal year ended
April 30, 2000, the Company's name was Opus Minerals Inc. and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. On July 25, 2000, the Company filed Articles of Amendment in the Province of Ontario changing its name from Opus Minerals Inc. to InvestorLinks.com Inc. As of October 31, 2000, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties.

The Company is a publicly traded company whose Common Shares (the "Common Stock" or the "Common Shares") trades over-the-counter on The Canadian Dealing Network Inc., commonly known as the CDN, under the symbol "IVLK," and on the NASD Bulletin Board under the symbol "IVLKF".

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company's legal name and commercial name is InvestorLinks.com Inc. The Company was incorporated on May 14, 1985 in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act.

On June 6, 2000, the following transactions occurred:

(A)  BUSINESS ACQUISITIONS

(i) IL Data Canada, Inc., a newly incorporated inactive Ontario corporation, acquired all of the issued shares of IL Data Corporation, Inc., a newly incorporated inactive Nevada corporation for US$6,800 cash.

(ii) IL Data Corporation, Inc. acquired InvestorLinks.com, LLC, a Virginia limited liability company ("LLC") from a person who became a director of the Company and the director's spouse for US $300,000 cash.

The net assets acquired at fair value are as follows:

---------------------------------------------------------------------------------------------------------------
                                                       IL Data Corporation, Inc.       Investorlinks.com, LLC
                                                               US Dollars                    US Dollars
---------------------------------------------------------------------------------------------------------------
Cash                                                                        $6,800                     $  5,500
Current Assets                                                                   -                       68,483
Capital Assets                                                                   -                       26,500
Current Liabilities                                                              -                      (21,737)
                                                                            ------                     --------
Net Assets                                                                   6,800                       78,746
Consideration                                                                6,800                      300,000
                                                                            ------                     --------
Excess of consideration given over net assets                               $    -                     $221,254
 acquired/(1)/                                                              ======                     ========
---------------------------------------------------------------------------------------------------------------


   /(1)/ The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the Internet investment site www.InvestorLinks.com.

(B) BUSINESS COMBINATION

On June 6, 2000, after the business acquisitions, the Company (then named Opus Minerals Inc.) acquired all of the issued shares of IL Data Canada, Inc. for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. After this transaction, the shareholders of IL Data Canada, Inc. owned 47% of the issued shares of the Company. The business combination has been accounted for as a reverse take-over of the Company by IL Data Canada, Inc.

Application of reverse take-over accounting results in the following:

(i) IL Data Canada, Inc. is deemed to be the acquirer for accounting purposes; its assets and liabilities will be included in the consolidated balance sheet at their carrying values.

(ii) The consolidated balance sheet will combine the assets and liabilities of the Company as an acquisition under the purchase method of accounting. The net assets acquired at fair value as at June 6, 2000 are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                                           Canadian
---------------------------------------------------------------------------------------------------------------
Cash and short term investments                                                                      $  840,413
Marketable securities                                                                                   696,933
Current assets                                                                                          117,855
Capital assets                                                                                            9,553
Current liabilities                                                                                    (151,163)
                                                                                                     ----------
Consideration attributed to the stated capital of the shares issued                                  $1,513,591
                                                                                                     ==========
---------------------------------------------------------------------------------------------------------------

Both the registered and head offices of the Company are located at Suite 745, 100 King Street West, Toronto, Ontario, Canada M5X 1E2. The Company is not required to have an agent in its home country, Canada. The operating office of IL Data Corporation, Inc., a corporation incorporated under the laws of the State of Nevada in the United States, which owns and operates the InvestorLinks.com Web site, is located at 681 Berkmar Court, Charlottesville, Virginia, 22901. The registered agent of IL Data Corporation, Inc. is Walther, Key, Maupin, Oats, Cox & LeGoy, A Professional Corporation, 3500 Lakeside Court,
P. O. Box 30,000, Reno, Nevada  89520.   IL Data Corporation, Inc. is a wholly-
owned subsidiary of IL Data Canada, Inc., a corporation incorporated under the laws of the Province of Ontario, Canada. IL Data Canada, Inc. is a wholly-owned subsidiary of the Company. Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS SINCE MAY 1, 1999

A summary of the important events in the development of the Company's business since May 1, 1999 follows. The Company has been engaged in the business of a financial resource and directory portal provider on the Internet since June 7,
2000.   Prior to June 7, 2000 and during the fiscal year ended April 30, 2000, the Company's name was Opus Minerals Inc. and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. In May, 1999, the Company effected a 1:10 reverse stock split and changed its name from TNK Resources Inc. to Opus Minerals Inc. In February, 2000 the Company sold all of its diamond exploration prospects to its partially owned subsidiary, First Strike Diamonds Inc., then Vertex Ventures, Inc. ("First Strike") in exchange for 6,266,667 common shares of First Strike. In April, 2000, the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to the Company's shareholders. In June, 2000, the Company sold its remaining 2,800,000 common shares of First Strike. On June 7, 2000, the Company acquired all of the shares of IL Data Canada, Inc. in exchange for 6,800,000 Common Shares of the Company at an attributed value of $1,700,000. IL Data Canada Inc. owns 100% of IL Data Corporation, Inc., which, through a series of transactions, owns and operates the investment Web site www.InvestorLinks.com. On July 25, 2000, the Company filed Articles of Amendment in the Province of Ontario changing its name from Opus Minerals Inc. to InvestorLinks.com Inc. On August 2, 2000, the Company entered into a strategic alliance services agreement with Stockhouse Media Corporation, pursuant to which Stockhouse Media Corporation will provide business development services for the Company in exchange for 1,500,000 Common Shares of the Company, to be released over time, on the basis of one Common Share for each US$2.25 of services provided. As of October 31, 2000, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties. Additional details regarding the transactions summarized in this paragraph can be found below in this Annual Report and in the Consolidated Financial Statements attached hereto.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES SINCE MAY 1, 1997

A description, including the amount invested, of the Company's principal capital expenditures and divestitures (including interests in other companies), since May 1, 1997, follows.

----------------------------------------------------------------------------------------------------------------------------
      DATE                PARTIES                TYPE            DESCRIPTION OF CAPITAL EX-           AMOUNT INVESTED OR
                                                                  PENDITURE OR DIVESTITURE                 DIVESTED
----------------------------------------------------------------------------------------------------------------------------
February 17,       Company and Stroud      Subscription       Company subscribed for 4,000,000
 1999              Resources Limited       Agreement          units of Stroud, each unit                 $  400,000
                                                              consisting of one common share             invested
                                                              and one-tenth of a common share
                                                              purchase warrant for $0.10 per
                                                              unit ("Unit").  Each common share
                                                              purchase warrant is exercisable
                                                              at the price of $0.15 per share
                                                              on or before May 16, 2000
----------------------------------------------------------------------------------------------------------------------------
June 6, 2000       Company, IL Data        Securities         Company acquired all of the                $1,700,000
                   Canada, Inc. ("IL       Exchange           shares of IL Data which                    invested (attributed
                   Data") and the          Agreement          indirectly owns and operates the           value of 6,800,000
                   shareholders of IL                         internet investment site                   Common Shares)
                   Data Canada, Inc.                          www.InvestorLinks.com
----------------------------------------------------------------------------------------------------------------------------
June , 2000        Company                                    Company sold 2,800,000 shares of           $  278,600
                                                              First Strike Diamonds Inc.                 divested
                                                              (formerly Vertex Ventures Inc.)
----------------------------------------------------------------------------------------------------------------------------

As of October 31, 2000, there are no material capital expenditures or divestitures in progress.

PUBLIC TAKEOVER OFFERS

There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares since May 1, 1998.

B.  BUSINESS OVERVIEW

BUSINESS OVERVIEW -- JUNE 7, 2000 TO OCTOBER 31, 2000

AN INTRODUCTION TO INVESTORLINKS.COM

On June 7, 2000, the Company completed its acquisition of IL Data Canada, Inc., which then became a wholly owned subsidiary of the Company. IL Data Canada, Inc., through a series of transactions, owns and operates the Internet investment site www.InvestorLinks.com, with operations based in Charlottesville, Virginia, United States of America.

InvestorLinks.com is a "financial resource and portal" that delivers industry specific content to the online investing community by employing a customer-centric search approach that allows even a novice user to locate financial data and analysis with ease. InvestorLinks.com facilitates ease of use by assembling products and services into an integrated bundle and by providing trusted editorial content and information that users need to make better decisions faster. InvestorLinks.com provides daily stock and market analysis from numerous sources, comprehensive intra-day technical charting, quotes, stock and market data, financial news, financial directory, free portfolio tracking, and message boards.

InvestorLinks is a leading financial resource and directory portal provider that has assembled what it believes to be one of the largest collections of high-quality, financial content on the Internet. InvestorLinks offers coverage of the financial markets, with daily analysis, commentary, and editorials from dozens of recognized market analysts. InvestorLinks also offers intra-day technical charting packages, technical analysis tools, and financial data for the online searcher of financial information. The InvestorLinks Directory contains over 12,000 unique URLs in hundreds of categories, organized in an easy-to-navigate format. Straightforward navigation, functionality and intuitive design make the InvestorLinks.com directory appeal to a large audience of users and levels of experience. InvestorLinks aims to syndicate its proprietary directory to a large number of Internet users through InvestorLinks-owned Internet properties and through strategic alliances. The Company's Internet properties, including www.InvestorLinks.com, primarily target a focused demographic of high income decision-making investors to generate multiple revenue streams. In January 2000, more than 140,000 individual Internet users accessed InvestorLinks.com and related wholly-owned Internet properties and generated over 5 million page views.

Chosen as one of the "Best Websites for Investors" by BARRON'S magazine, InvestorLinks is recognized in North America as a premier investor resource on the Internet, and is regularly listed as a "financial megasite" in Online Investor Magazine.

THE NEED FOR ORGANIZATION ON THE INTERNET

The massive volume and growth of granular content on the Internet has created the need for an organizing layer that can successfully match content producers with end users. This organizational challenge (the "navigation challenge"), has led to the development of several Internet services, including directories, search engines and portals, designed to help users locate information. These services also seek to enable content producers, including Website owners, Internet communities, advertisers and vendors, to reach their target audiences. The Company's management believes that most Internet organization efforts to date have failed fully to meet the "navigation challenge". Traditional Internet directories often lack focused and relevant category structures, have limited content and contain many "dead", outdated, and irrelevant links. Search engines, which use software to locate Websites based on user-entered key words, often generate large sets of results but typically cannot determine Website quality. Search engines also have limited capacity to determine the relevancy of Websites to a query, have poor "ranking algorithms" to order results, often do not contain recently published Websites and fail to respond to "dynamic" or frequently changing material. Users of these services also often receive irrelevant material. Internet users are demanding smarter search capabilities and better-organized content that will allow them to find granular, deeply specialized content.

THE INVESTORLINKS SOLUTION

InvestorLinks has assembled what its management believes is one of the largest collections of high-quality, financial content on the Internet, organized in a categorical, easy-to-navigate directory format and underlying database. In doing so, the Company believes it is creating a highly scalable asset that can be distributed to a large number of Internet users through its Internet properties, including InvestorLinks.com, and through other online licensees and syndicates, including major Internet portals, ISPs and destination websites. In the process, the Company seeks to address many of the key challenges faced by users, content providers, advertisers and vendors.

THE NAVIGATION SOLUTION

The Company provides a directory that includes "all of the useful stuff and none of the junk" and is organized in order to enable users to choose between an intuitive category search path.

  1. Comprehensive Content. The InvestorLinks directory currently contains over 12,000 unique URLs in hundreds of categories.

  2. High-Quality Content. InvestorLinks will focus on including only authoritative, up-to-date, categorized content in its directory. The Company's editors will use proprietary software products that help find, categorize, index, rate, compare and check whether a Website is available.

  3. Easy-to-Navigate Content. The InvestorLinks directory is organized to provide relevant navigation results for category-based navigation. The Company's navigation interface allows a user to follow a search path into sub-categories and sub-sub-categories visually on the screen, enabling the user to see not only which path was chosen, but also those paths that are still available for viewing. All of the Company's navigation results include a brief description of each Website to help guide users.

THE AUDIENCE AND ADVERTISING SOLUTION

InvestorLinks.com: Uniquely Packaged Content. InvestorLinks.com seeks to package the InvestorLinks directory with other appropriate content and functionality to provide a simple, compelling experience for the investment community.

INVESTORLINKS.COM'S BENEFITS INCLUDE:

  1. Intuitive Navigation. InvestorLinks.com combines the superior navigation functionality of the underlying directory with the benefits of the Website's easy-to-use user interface.

  2. Differentiated Visual Design. InvestorLinks.com has been designed using colors, images and other design elements to make the Website more attractive to users.

  3. Content, Commerce and Community Functionality. InvestorLinks.com provides access to additional content and functionality on its home page, email alerts, current news, stock and finance commentary and information. Each of these services has been designed to appeal to the investment community.

  4. Access for Advertisers to the Investment Community. The Company offers advertisers the opportunity to reach high income decision-makers in large scale. During the last four quarters, InvestorLinks.com's audience was 78% male, on average with more than half within the prime 25-45 year age group. InvestorLinks is able to provide advertisers with highly targeted reach driven by particular subject categories or keyword search terms. By offering advertisers the ability to place their advertisements on category and keyword results pages, advertisers are able to find their target audience more effectively.

THE BUSINESS SOLUTION

The Company believes that its ability to categorize and organize highly granular content allows it to offer a variety of business solutions.

  1. Outsourcing Solution for Content. The Company plans to leverage its database by syndicating, licensing and distributing its proprietary content to leading financial Websites, Internet portals, and other media companies. Each affiliate is able to package the Company's content in unique ways to meet the particular needs of its core audience without expending resources and expertise to develop and maintain a comprehensive Internet directory.

  2. Dedicated Services for New and Existing Financial Websites. InvestorLinks will offer services that help both new and existing Websites optimize their online presence. Potential clients include mutual funds, banks, brokerage firms, insurance companies and financial planners. In addition to helping businesses establish a presence on the Internet, InvestorLinks offers new arrivals visibility by way of the InvestorLinks directory.

THE INVESTORLINKS STRATEGY

The Company has developed a strategic business plan that its management believes will control a dominant position in the marketplace for financial Web sites. InvestorLinks.com has created a business model that shows the potential for becoming a dominant communication and marketing pipeline to millions of online investors. By integrating the investment community around an electronic investor resource and virtual directory, the Company seeks to become the pre-eminent marketing and communication channel to this base of users. The Company's strategy is to establish InvestorLinks as a leading online investor resource, offering in-depth market analysis, interactive charting, financial news, stock analysis, and a category-based Internet directory service for global and local information on the Internet and to derive multiple revenue streams by leveraging our directory asset. The key elements of the Company's growth strategy include the following:

  1. Expand Collection of High-Quality, Financial Content. Adding to the Company's already numerous financial resources by expanding its offerings of in-depth stock analysis, market commentaries, charting capabilities, the addition of free stock quotes (a much desired offering), and financial news. The Company intends to expand both the number of high-quality URLs included in our directory as well as the number of categories into which it classifies the URLs. The Company's mission to be the largest provider of financial information on the Internet requires it to offer in-depth stock and financial markets coverage, as well as continually to improve the content in its existing categories by including new Websites, communities and commerce environments, deleting outdated links and updating editorial annotations. In order to extend the InvestorLinks directory, management plans to increase the number of the Company's Internet editors both domestically and internationally, and to support those editors with advanced productivity tools.

  2. Build the InvestorLinks Brand and Audience. To enhance business and consumer awareness of our brand, management plans to pursue an extensive brand development initiative through mass market and targeted advertising. The Company's management believes that building a strong brand name will help build a loyal base of users. In addition, management believes that a strong brand will help to attract additional advertisers and partners and will better enable the Company to syndicate and license its directory to additional business partners. InvestorLinks' consumer branding investments will focus specifically on reaching its target investment community audience through radio, television, print and online advertising media.

  3. Utilize InvestorLinks Content to Drive Multiple Revenue Streams. InvestorLinks' goal is to leverage its unique assets--the multiple sources of financial commentary and analysis, the InvestorLinks directory and the people and processes that create it--and monetize them in several ways. The Company is targeting the convergence of three large market opportunities: online advertising, syndication and licensing. InvestorLinks will continue to seek to monetize its assets through these revenue opportunities, and hopes to create additional revenue streams from international sources, premium usage fees and enterprise services.

  4. Pursue Strategic Acquisitions and Alliances. The Company plans to pursue acquisitions and alliances to strengthen its technology, broaden its audience reach, capture new distribution channels, and open new revenue streams. In addition, the Company plans to focus on further expanding its syndication and licensing services, and expand into select international markets.

TRADEMARKS AND DOMAIN NAMES

The Company has already registered the Domain name "InvestorLinks.com" with the worldwide Internet registry called "Internic". InvestorLinks.com also owns, and has registered the following additional Internet domain names:
"InvestorLinks.net" "InvestorLinks.org" "TheWebInvestor.com" "FuturesLinks.net" "FundLinks.com" "InvestorSource.net" "myInvestorLinks.com" and "my-InvestorLinks.com."

InvestorLinks.com has applied for U.S. trademarks for the InvestorLinks name.

OWNERSHIP

The Website www.InvestorLinks.com, operated since 1997, is now owned 100% by IL Data Corporation, Inc. which is owned 100% by IL Data Canada, Inc. which is owned 100% by the Company.

INDUSTRY ANALYSIS

According to a 1997 study conducted for the NASDAQ, the overall number of investors doubled in the previous seven years to 43% of all American adults, and the country's investor base has diversified drastically. Today, approximately 15% of retail stock trades are made by online investors and the number of online brokerage accounts will soon top 10 million. The majority of investors are under the age of 50, almost half are women, half are not college graduates, and 10% describe themselves as "homemakers". The trend in personal finance is shifting from saving, towards investing, and baby boomers are leading the way. Not long ago, "ordinary" Americans deposited their money in traditional institutions like banks. They perceived investing, particularly in the stock market, as a risky venture undertaken by wealthy individuals and large corporations. That perception has faded and today money from a broader base of investors is moving into securities markets. As middle-aged baby boomers (generally those born between 1946 and 1964) move toward and into retirement, the age by which they will have accumulated maximum savings, they will clearly become the dominant group of investors. With their investment capital, controlling considerable wealth, they will have a major impact on the market for years to come.

INDUSTRY OUTLOOK

The Internet's ascendance has made information about investing and investments significantly more accessible to individuals than ever before. Information that was once the privilege of securities professionals is now making its way to the World Wide Web. Some of this information is offered for a price, but most of it is free.

Internet use worldwide is projected to grow by 60% on English-language sites by 2001, and is projected to double in non-English sites, to a total of more than 160 million users worldwide. This surge of use coupled with a surge of available information has helped unveil securities investing to the general public, attracting new investors to the market. Online trading is the fastest-growing form of securities trading. The number of online investors in the U.S. is likely to more than quadruple by 2002, to almost 23 million investors. It is believed that many are lured by the ease of online investing and even more by a new level of comfort attained through the broad base of information about investments and investing available on the Internet. Full-service brokers may well feel threatened by this online boom and will need to adapt to maintain their share of business. Virtually all of the large, traditional brokerage firms now offer online trading to their customers. Full service brokers are likely to adapt their roles, placing more emphasis on being financial advisors. New firms, created specifically to be online brokers, are springing up, as the Internet continues to grow.

COMPETITION

InvestorLinks competes in markets that are new, intensely competitive, highly fragmented and rapidly changing. InvestorLinks competes on the basis of several factors, including the quality of content and the ease of use of online services. In the licensing market, there are additional factors such as performance, scalability, price, and relevance of results. The number of companies and Websites competing for users, Internet advertisers' and ecommerce marketers' spending has increased significantly. With no substantial barriers to entry in these markets, competition is likely to continue to increase. Competition may also increase as a result of industry consolidation.

DESCRIPTION OF KEY COMPETITORS

The financial Web site market is new, rapidly evolving, and intensely competitive. Current and new competitors can launch new Websites with relatively low cost. The Company will potentially compete with a variety of companies serving segments of the online investor community including:

  1. Businessdirectory.dowjones.com: This site is a guide for online investors that features reviews of career, economic, financial, government, and industry Websites.

  2. Investorama.com, Investorguide.com, and Stocks.com: These sites provide links to thousands of external financial and investor-oriented Websites.

  3. Stockfever.com: This site offers a list of links to external sources containing information on markets and the economy.

  4. Additional competitors include StockGroup.com, TheStreet.com, and FinancialWeb.com. See Item 3D of this Annual Report ("Risk Factors"), for a discussion of additional competitors.

REVENUE STREAMS

The Company generates revenues from advertising, syndication, and licensing activities. Advertising and syndication revenues are derived principally from the sale of advertisements displayed on the Company's Websites and other online properties. Advertising revenues are obtained by delivering ad impressions over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. Revenues associated with licensing contracts are recognized as delivery occurs as specified under the contracts, all performance obligations have been satisfied and no refund obligations exist. Payments received in advance of delivery are recorded as deferred revenues.

AGREEMENTS WITH STOCKHOUSE MEDIA

SUBSCRIPTION AGREEMENT

The Company entered into a subscription agreement (the "Subscription Agreement") with Stockhouse Media Corporation, 372 Bay Street, Toronto, Ontario ("Stockhouse") dated August 2, 2000. Pursuant to the Subscription Agreement, Stockhouse subscribed for 1,500,000 Common Shares of the Company at the price of

US$2.25 for aggregate subscription proceeds of US$3,375,000 to be satisfied by Stockhouse providing services to the Company, including the provision of access to content on the various Websites owned and operated by Stockhouse. In addition, Stockhouse will provide the Company with advertising banners and feature sponsorships throughout the Stockhouse Websites and may include other services, such as consulting services, use of office space, etc. The initial tranche of 66,667 shares in respect of US$150,000 in services delivered and provided was completed on August 9, 2000.

In entering into the Subscription Agreement, the Company and Stockhouse were acting on an arm's length basis.

SERVICES AGREEMENT

The Company and Stockhouse also entered into a services agreement made effective August 2, 2000 (the "Services Agreement") which sets out the various services and functions to be provided and performed by Stockhouse for the Company in order to earn the shares issued pursuant to the Subscription Agreement described above. Stockhouse will provide technology, editorial, marketing, and community development services to the Company, allowing the Company to enhance its online investor resources. Stockhouse will also develop a branded portfolio alert system and manage communications among the Company's interactive financial community. The Company's Web site is linked to Stockhouse's BullBoards(TM) syndicated message forums, which consist of over 30,000 individual forums categorized by stock symbols from markets around the world. The Services Agreement contains detailed provisions relating to confidentiality, sharing of information, termination of the agreement, ownership of intellectual property and other provisions usual to agreements of this type. A copy of this agreement is attached to this Annual Report as Exhibit 3.72. In entering into communications concerning the Services Agreement, the Company and Stockhouse were acting on an arm's length basis.

AGREEMENT WITH INVESTOR RELATIONS GROUP

The Company entered into a consulting agreement dated November 3, 1999 (the "Consulting Agreement") with Investor Relations Group (Ontario) Inc. ("IRG") whereunder IRG agreed to provide ongoing corporate and investor relations services to the Company at the rate of $15,000 per month. In addition the Company agreed to grant IRG stock options to purchase up to 300,000 common shares of the Company at $0.90 per share expiring November 15, 2001.

By letter agreement dated June 26, 2000, the Consulting Agreement was amended by extending the initial term of the agreement to terminate on July 2, 2001, increasing the monthly fee to $20,000 per month and granting additional options to purchase up to 150,000 Common Shares of the Company at the price of US$2.55 expiring June 30, 2002.

ADVISORY COMMITTEE

The Company has established an Advisory Board consisting of individuals with expertise to assist the Company and its directors in the development of the
Company's business.   The Company has entered into consulting agreements with
the following persons whereunder each agreed to provide advice to the board of directors of the Company, to the best of his or her ability, on carrying out the business and other corporate plans of the Company as well as profiling the Company and its business to members of the public to maximize the Company's exposure for an initial term of 12 months. Pursuant to the consulting agreements, the Company also agreed to grant stock options to members of the Advisory Board, in such numbers as are set out below, and entered into stock option agreements in respect thereof.


                            MUNICIPALITY OF    NO. OF    EXERCISE     EXPIRATION
NAME OF ADVISOR                RESIDENCE       OPTIONS    PRICE          DATE

Joseph Carusone            Toronto, Ontario     45,000   US $2.55   June 30, 2005,
                                                                    Vesting June 26, 2001

Christos Livadas           Sarasota, Florida    90,000   US $2.55   June 30, 2005,
                                                                    Vesting June 26, 2001

Ben Johnson                Portland, Oregon     45,000   US $2.55   June 30, 2005,
                                                                    Vesting June 26, 2001

Suzanne Wood               Vancouver, B.C.      45,000   US $2.55   June 26, 2005,
                                                                    Vesting June 26, 2001

Mr. Livadas is the Chairman of the Advisory Board.

PRINCIPAL MARKETS IN WHICH THE COMPANY COMPETES

The Company competes primarily in the financial Web site market in North America. See "Description of Key Competitors" in this Item 4B above. Because the Company did not receive revenues from its financial Web site operations during the fiscal year ending April 30, 2000, the Company can not at this time provide a breakdown of total revenues by category of activity and geographic market with regard to the Company's operation of www.InvestorLinks.com.

SEASONALITY

The Company's financial Web site operations experiences seasonality in its operating results. Typically, advertising revenues are lower in the summer than in other times of the year.

RAW MATERIALS

The Company's financial Web site operations do not depend on raw materials.

MARKETING CHANNELS

The Company employs the following marketing channels and special sales methods to generate revenues from advertising, syndication, and licensing related to its financial Web site operations:

1. Engage Media ("Engage Media") is the primary agent responsible for selling advertisement space on the Company's Web site. Engage Media serves all advertisements through its Web servers, and retains 40% of all advertising revenues generated for the Company in exchange for its services.

2. Pursuant to an agreement between the Company and Stockhouse Media Corporation, Stockhouse Media Corporation will place some of the Company's advertisements.

3. The Company generates some of its advertising revenues through direct sales.

DEPENDENCE ON PATENTS, LICENSES, CONTRACTS, AND PROCESSES

While the Company's financial Web site operations are not dependent on patents or manufacturing processes, they are dependent in large part on the license of content and Web site features designed to attract a growing base of online visitors and thus, to increase and maintain advertising, syndication, and licensing revenues. See the discussion of agreements with Stockhouse Media Corporation above for an example of the Company's contracts related to content for the Company's Web site. Stockhouse Media Corporation is the primary provider of content to the Company. Ask Research of Nevada City, California provides technical charting to the Company. Tradesignals.com provides futures charting and quotes. IPO.com provides information concerning IPO's. Numerous smaller providers provide content and articles to the Company from time to time. The market for such content is very fluid and is constantly changing.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS ON THE COMPANY'S BUSINESS

See Item 3D ("Risk Factors - Changing Government Regulations"). In addition, the Company must comply with securities regulations imposed by the United States Securities and Exchange Commission, state securities law administrators in the United States, securities law administrators in the Provinces of Canada, and, as operations expand internationally, potentially with various securities laws of other countries.

CORPORATE AND BUSINESS DEVELOPMENTS FROM JANUARY 1, 2000 TO JUNE 7, 2000

SALE OF ASSETS TO VERTEX VENTURES INC.

The Company entered into an agreement made effective the 17th day of January, 2000 (the "Acquisition Agreement"), which provided for the transfer of certain assets from the Company to Vertex Ventures Inc. ("Vertex"), a company in which the Company then owned approximately 64% of the issued and outstanding shares. The Acquisition Agreement provided for the transfer to Vertex of all of the Company's interest and title to the Joint Venture Agreement with Mountain Province Mining Inc. (the "Baffin Island Property") and all of its interests in and to the Gope Prospect in the Republic of Botswana (the "Gope Property"), and converted into shares debt in the amount of $265,000.00 (the "Debt") payable by Vertex to the Company. Due to the fact that the board of directors of Vertex and the Company were identical, an independent valuation from MPH Consulting
Limited ("MPH") was commissioned by Vertex.   Based upon such independent
valuation opinion, MPH valued the Baffin Island Property and the Gope Property at $325,000.00 and $350,000.00, respectively. The total consideration transferred with the Debt amounted to $940,000.00. Using the trading price of Vertex of $0.15 per share, this resulted in the issuance of 6,266,667 shares to the Company (the "Vertex Shares").

VALUATION

The board of directors of Vertex retained the services of MPH on December 28, 1999 to provide an independent opinion as to the "fair market value" of Opus Mineral Inc.'s 100% interest in the Gope Property in central Botswana and 50% interest in the Baffin Island joint venture in northern Canada. The fee for the services rendered by MPH was $10,000 plus disbursements and other applicable expenses.

MPH is an employee-owned Canadian international exploration and mining consulting firm, founded in 1967. Its head office is located at 150 York Street, Toronto, Ontario. MPH has provided a wide range of services to industry, governments and banking organizations throughout the world. MPH has completed over 3,000 projects in more than 70 countries. These projects include regional resource appraisals, commodity studies, property valuations, management of large scale mineral exploration programs, detailed reserve delineation, resource/reserve estimations, financial analysis, mine design and operational analysis through to full scale feasibility studies. MPH's services are also provided through its offices located in Gaborone, Botswana and Johannesburg, South Africa.

MPH has focussed its work in recent years on diamond projects in Canada, South Africa, Brazil, Lesotho, Botswana, Sierra Leone, Angola and Guinea. These projects have ranged from the management of large scale preliminary exploration programs to feasibility level studies of established diamond deposits. MPH's diamond team includes a number of individuals with extensive training and experience within DeBeers.

MPH has considerable experience in the valuation of mineral properties and projects and is conversant with current industry practice in terms of the various methodologies. These assignments have ranged from grass roots properties to producing mines, and have encompassed commodities from titanium bearing beach sands to gold and diamonds. With specific reference to diamonds, MPH has performed valuation studies on a number of feasibility stage diamond deposits in Southern Africa, on pre-feasibility level deposits in Indonesia, South Africa and Brazil and on a producing diamond mine in Canada.

W.E. Brereton, P. Eng. Executive Vice-President of MPH and P.A. Sobie, Vice-President of MPH, delivered the valuation opinion to the Company. Mr. Brereton has participated in numerous valuation studies on mineral properties in his 22 years with MPH. He has also been involved in many of MPH's diamond related assignments in Southern Africa and South America. Mr. Brereton obtained a B. Sc. (Hon) in Geology and Physics from Queen's University in 1971, and an M. Sc. from McGill University in 1977 in Applied Mineral Exploration. He has been in private independent practice since 1977 and in the mining business for over 25 years. Mr. Brereton is a member in good standing of the Professional Engineers of Ontario. Mr. Brereton has no direct or indirect interest in the Company, Vertex the Gope Property, or the Baffin Island Property. Mr. Sobie as Vice-President of MPH's African operations has extensive diamond experience ranging from conception and management of large scale exploration programs through the management of feasibility level valuations gained with his 13 years with MPH. His North American experience in the diamond industry was gained while in the employ of DeBeers' Canadian subsidiary. Mr. Sobie is a graduate of Laurentian University, Sudbury with a B.Sc. Honours degree in Geology in 1987. He was employed since 1986 as a geologist with MPH Consulting Limited, and since 1993 as managing director of MPH Consulting Botswana (Pty) Limited, a subsidiary company located in Gaborone, Botswana and MPH Consulting South Africa (Pty) Limited, located in Johannesburg. During the period 1980 to 1985, Mr. Sobie worked field seasons and one full year with Monopros Limited, the Canadian exploration subsidiary of DeBeers, conducting diamond exploration in Canada, including work in the Canadian Arctic. Mr. Sobie has no interest, direct or indirect, in the Company, Vertex, the Gope Property, or the Baffin Island Property.

Based upon the valuation opinion received from MPH, the fair market value for the Gope Property was set at $350,000, and the Baffin Island Property at $325,000.

The methodology employed by MPH in providing the valuation opinion was to review the exploration properties on the basis that there had been significant expenditures but no reserves established. As a result, a cash-flow based economic model could not be employed. According to MPH, they are attempting to value the potential of the property to host an economic deposit. This type of analysis is difficult, subjective to a large degree and dependent to a large part on the skills and experience of the valuer. MPH considered two approaches to arrive at its valuation opinion, the first being the comparable transactions method and the second being the appraised value method.

The comparable transactions method is familiar to most in the context of real estate, relying upon the valuer identifying recent sales in the market place for a similar asset. The difficulty in this method lies in matching all relevant commercial and technical factors such as type of interest (e.g. joint venture vs. equity or share purchase, option agreement, etc.), commodities involved, country or location in a country, and the timing in relation to the valuation date. The approach has obvious intuitive appeal, but aside from the foregoing problems the reality is that the real market is seldom active enough with sufficient examples to allow fair comparison. A variation of this technique, the joint venture terms method, examines earn-in requirements on a comparable nearby property and these may then be factored to arrive at a measure in the fair market value. The method overall is useful as a comparison to other approaches.

The second method is the appraised value method, in which the notion that it is reasonable to assume that the value of a property increases with the amount of exploration expenditures as long as the results continue to be positive is the underlying basis. Expenditures for work that yield negative results or were incurred on parts of a property that as a consequence are no longer considered prospective must be excluded from the calculation. Firmly committed future expenditures can be added to the base. Since expenditures are rarely apportioned in accounts in details that can be matched with negative or positive outcomes, the costs must be factored by an experienced practitioner. This percentage factor is used to recognize the value of past or (committed) future expenditures, and can range from a premium in very special circumstances to zero for work that has completely negative results. The results therefore are largely determined by the breadth of experience and technical skills of the author. To the extent that deals in the market place for exploration properties are often structured at least in part by the expenditure base on a property, the approach is useful.

MPH did not find any recent transactions that were sufficiently similar on commercial and technical grounds to use in estimating a fair market value for either the Baffin Island Property or the Gope Property, and therefore the appraised value method was chosen as most appropriate for the situation. To arrive at a fair market value for the interests under this method, MPH reviewed the previous work conducted on the properties by or in the joint venture with the Company, assessed the technical relevance of the results, and then made judgements as to what percentage of the expenditures could reasonably be ascribed as constituting a fair market value for each of the properties. MPH has not assigned any value for historic expenditures on either property although there has been considerable previous expenditures on particularly the Gope Property.

GOPE PROPERTY VALUATION

The Company had been seeking a joint venture partner to further explore these holdings, although the September 30, 2000 expiration date for most of the property in the opinion of MPH made this prospect increasingly difficult, although not impossible. As of December 31, 1999, expenditures on the Gope Property had totaled $3,884,350, spread amongst the three areas which comprise the Gope Property. This has been broken down into three areas, with expenditures on Area 1 totalling $1,756,231, Area 2 totalling $1,528,197, and Area 3 totalling $599,922. With respect to Area 1, MPH determined that the potential for significantly diamondiferous kimberlites has been established. In MPH's opinion, the DeBeers work to date had virtually exhausted potential for a large high grade "world class" deposit. Potential is therefore, in MPH's opinion, at best for a smaller, lower grade deposit. Such a deposit still could have considerable value however as a source of mill feed should DeBeers put its nearby diamond find into production. MPH was of the opinion that 15% of the expenditures, or approximately $260,000, could be assigned as value to this Area 1, in respect of the probability that there are more, although likely smaller kimberlite pipes or dikes, to be found here, and that further sampling of particularly the King and Diagonal Pipes might enhance their economic potential. Reasonable potential for economic discovery in Area 2 had been virtually completely exhausted in MPH's opinion and no value was assigned to that property. Area 3 had by far, in MPH's opinion, the best relative potential for more, and potentially economic, kimberlite discoveries. The threshold for what would constitute an economic discovery would be greatly lowered if a mining operation were established on the adjoining property. MPH assigned 15% of the expenditures as of December 31, 1999 ($90,000) as the value to Area 3. As a result, the total value attached to the Gope Property in the MPH valuation opinion was $350,000.

BAFFIN ISLAND JOINT VENTURE VALUATION

The discovery of a new kimberlite field in a thick cratonic region that appears to be fundamentally prospective for economic diamond deposits was deemed by MPH to be significant. There are more kimberlite discoveries to be made on the Baffin Island Property based on the limited work as of December 31, 1999. One or more of these is indicated to be diamondiferous based on heavy mineral chemistry, although the limited sampling of the known kimberlites is not definitive.

As of December 31, 1999, the joint venture had expended $718,644 inclusive of acquisition exploration costs. MPH deducted 10% from this amount in determining value to acknowledge the negative results with respect to the limited kimberlite sampling and processing, and assigned 50% of the residual to the Company ($325,000) as the value with respect to its 50% interest of the Baffin Island joint venture.

As a result, MPH concluded that the fair market value of the Company's 100% interest in the Gope Property, Botswana was $350,000, and the fair market value of the Company's 50% interest Baffin Island Property through its joint venture totaled $325,000, all as of December 31, 1999, for a total value of $675,000.

SHAREHOLDER APPROVAL

The transaction was approved by the requisite two-thirds majority at a special meeting of the shareholders of Vertex held on February 21, 2000. On the closing date, February 22, 2000, 6,266,667 common shares of Vertex were issued to the Company in exchange for the Baffin Island property, the Gope Property, and the conversion of the Debt.

The Company authorized the distribution of the 6,266,667 common shares of Vertex pro rata to the shareholders of the Company, being a dividend in kind, to shareholders of record on March 1, 2000.

Effective February 23, 2000 Vertex changed its name to First Strike Diamonds Inc. ("First Strike")

SALE OF BALANCE OF SHARES OF FIRST STRIKE

Pursuant to a Notice of Intention to Distribute Securities dated June 5, 2000, the Company provided notice of its intention to sell, through the market, the 2,800,000 common shares of First Strike held by the Company after the distribution of the dividend described above. The shares were sold at the price of $0.10 per share for gross proceeds of $280,000 and net proceeds of $278,600 after payment of brokerage commissions of $1,400.

WITHHOLDING TAXES PAID BY THE COMPANY

The distribution by the Company of the Vertex (First Strike) shares as a dividend in kind constituted a taxable dividend for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). Under the Canadian Tax Act, a shareholder who was not resident in Canada and received Vertex (First Strike) shares as payment of the dividend in kind was subject to Canadian withholding tax at a rate of 25%, subject to reduction by applicable tax treaty, on the fair market value thereof at the time the dividend is paid.

The Company had shareholders with registered addresses in a number of countries, in addition to Canada. The applicable rate of Canadian withholding tax on dividends paid to non-residents is generally 25%, subject to reduction by applicable tax treaty. For dividends beneficially owned by a resident of a country with which Canada has an income tax treaty, the applicable rate is generally reduced to 15%. The Company withheld the proper amount of shares for all shareholders in jurisdictions other than Canada, according to any applicable tax laws. Accordingly, shareholders in these jurisdictions were to receive certificates representing the applicable percentage of their Vertex (First Strike) shares not required to satisfy withholding tax. The balance of the Vertex (First Strike) shares payable to non-Canadian shareholders were sold on behalf of such shareholders, and the proceeds remitted to Revenue Canada in payment of applicable withholding taxes.

CORPORATE AND BUSINESS DEVELOPMENTS FROM MAY 1, 1999 TO DECEMBER 31, 1999

At a special meeting of the shareholders of the Company held on May 18, 1999, the following changes received the approval of a two-thirds majority of the Company's shareholders voting at the meeting:

     1. A resolution authorizing an amendment to the articles of the Company to consolidate the issued and outstanding Common Shares of the Company on a one for ten basis (1:10);

     2. A resolution authorizing an amendment to the articles of the Company to change the name of the Company from "TNK Resources Inc." to "Opus Minerals Inc."; and

     3. A resolution authorizing the Company to issue additional shares pursuant to one or more private placements in the next twelve-month period.

The Company filed Articles of Amendment on May 18, 1999, changing its name to "Opus Minerals Inc.", and consolidating the Company's 38,043,008 issued and outstanding Common Shares to 3,804,576 shares. As a result of the consolidation and name change, (i) the CUSIP number for the Company was changed to 68400E102;
(ii) the trading symbol for the Company's Common Shares on the Canadian Dealing Network (the "CDN") was changed to "OPUS", and (iii) the trading symbol for the Company's Common Shares on the NASD Bulletin Board was changed to "OPMNF".

At the annual meeting of shareholders held on October 28, 1999, a majority of the Company's shareholders approved the issuance of 3,000,000 units, comprised of Common Shares and Common Share purchase warrants exercisable at $0.35 per share on or before April 28, 2002. The 3,000,000 units were sold at $0.25 per unit On October 13, 2000. All of the purchasers in the private placement were arms' length third parties.

Taurus Capital Markets Ltd., acted as the Company's placement agent, and received (i) compensation in the amount of 7% of the gross proceeds raised, and
(ii) compensation warrants to acquire up to 300,000 units at $0.25 per unit on or before October 28, 2001 (the "Agent's Warrants"). Each unit issuable on the exercise of an Agent's Warrant consists of one Common Share and one Common Share purchase warrant, exercisable at $0.35 on or before October 28, 2001. At the annual meeting, the shareholders also approved the issuance of the Agents' Warrants, and the underlying units to be issued in connection therewith.

Management of the Company had continued to evaluate resource properties as potential acquisitions to complement the existing operations of the Company. In order to find suitable acquisitions and provide working capital, management anticipated that the Company would be required to raise additional capital by way of one or more private placements. Under the rules of the CDN, the aggregate number of shares of a listed company which are issued or made subject to issuance pursuant to private placement transactions during any six-month period must not exceed 25% of the number of shares which are outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "CDN 25% Rule"), unless shareholder approval is obtained prior to the transaction.

Because the application of the CDN 25% Rule could restrict the availability of funds to the Company, at the annual meeting management of the Company sought advance shareholder approval for share issuances by the Company, pursuant to one or more private placements, of up to a maximum of 100% of the number of Common

Shares issued and outstanding at the date of the annual meeting, which met certain control, third party independence and fair price requirements (the "Placement Resolution"). At the annual meeting on October 28, 1999, a majority of the Company's shareholders approved the Placement Resolution.

BAFFIN ISLAND

Baffin Island is the largest island in the Canadian Arctic Archipelago, a remote, mineral-rich land. Although relatively unexplored and isolated from the rest of Canada, the area hosts two highly profitable mines - Polaris on Little Cornwallis Island and Nanisivik on the northern tip of Baffin Island. The mine sites are accessible by sea, which contributes to the economics, allowing for relatively cheap transport by ship of fuel, supplies and equipment to the mines, and of mineral concentrates from the mines to smelters in the south.

Baffin Island is 1,500 kilometres long, but is generally less than 300 kilometres wide. Its narrow width means that much of the island has good access to the sea. Studies of shear wave velocity perturbations from seismic topography show that a high-velocity zone extends beneath Hudson's Bay and most of Baffin Island. High-velocity zones mark the presence of areas with thick, cool mantle roots, and are prospective for diamonds.

Pursuant to an agreement of sale dated November 5, 1998 between the Company and International Capri Resources Ltd., a British Columbia Company ("Capri"), the Company acquired approximately 1,000 soil/till samples and exploration, evaluation, scientific and technical data relating to Baffin Island. The consideration payable was $20,000 and the reservation of a royalty on any property staked, licensed, permitted or otherwise acquired by the Company within a 10-kilometre radius of any of the sample sites, or as a result of the use of the data acquired.

In February, 1999 the Company was granted four exploration permits covering an area of 234,688 acres on Baffin Island, in the new Canadian territory of Nunavut. In the eastern arctic weakly diamondiferous kimberlites are known to be present on Somerset Island, at the northern tip of Baffin Island on the Brodeur Peninsula, and on the West Coast of Greenland. The core of this large, arcuate kimberlite province is centred on Baffin Island, and although it is relatively unexplored the island appears to be highly prospective for diamondiferous kimberlites. Geophysical studies indicate that the island is underlain by a deep, cool, mantle root, a feature commonly believed to be a necessity for diamondiferous kimberlites.

In late spring, 1999 the Company entered into an option and joint venture agreement (the "Baffin Agreement") with Mountain Province Mining Inc., a British Columbia Company listed on The Toronto Stock Exchange ("Mountain Province"). Under the Baffin Agreement, Mountain Province could earn a 50% interest in the exploration permits by spending $300,000 on an exploration program in the summer of 1999.

In September of 1999, Mountain Province reported (i) expenditures in excess of the required amount, and (ii) the discovery of kimberlite on the northern end of Baffin Island. Four separate kimberlite boulder trains terminating in lakes, kimberlite outcroppings around a lake, and a separate land based kimberlite outcrop were discovered. In addition, the presence of kimberlitic indicators in other areas of the joint venture's claims suggested the presence of further kimberlite sources.

The joint venture exploration program, including stream and glacial sediment sampling and outcrop prospecting, was directed by Carl Verley of Mountain Province and Bill Jarvis of the Company. The field program was managed by geologists Eric Craigie of Vancouver and Paul Pitman of Toronto. A total of 294 samples were collected, processed and examined for kimberlitic indicator minerals. Some samples were processed on site and kimberlitic indicators were recovered. The resulting prospecting in the area led to the discovery of four separate kimberlite boulder trains.

One of the boulder trains was quickly traced back up-ice and outcropping kimberlite was discovered around three of the four sides of a small lake having an area of approximately tow to three hectares (Kim-01). From the distribution of outcrop around the lake, this kimberlite discovery was interpreted to be an oval shaped pipe-like body. Two of the three other kimberlite boulder trains appeared to terminate at their respective ends of a 700 metre long, NNW-SSE trending lake. The fourth boulder train is located at some distance (approximately 6 km) from the others, and its source has not yet been located. A fifth separate kimberlite outcrop occurrence, located 30 metres down-ice of the "discovery" lake (K-1), has also been found.

Small samples (25 kg each) from the outcropping kimberlite (K-1) and from one of the boulder trains (K-3) were sent to Lakefield Research laboratories of Ontario for caustic fusion processing (to determine the presence of micro diamonds). Additional samples from K-1, from another of the boulder trains (K-2) and from the small outcropping body (K-5) were collected. This material was to be used for additional microdiamond and indicator mineral analysis.

Kimberlitic indicators (mainly eclogitic and peridotic garnets) were recovered from two stream samples taken approximately 16 km from K-1, suggesting the presence of other kimberlite sources not associated with this cluster of kimberlite bodies.

The discovery of this cluster of kimberlite bodies, in an area regarded as being highly prospective for diamondiferous pipes, has prompted the joint venture team to initiate a staking program to acquire prospecting rights to a substantial amount of additional ground in the area. Extensive analysis and evaluation of the kimberlite rock and soil samples was scheduled to be carried out over the winter months to prepare for further exploration program scheduled for the spring of 2000.

BOTSWANA

THE GOPE PROSPECT - AREAS 2 AND 3

In June and July of 1998 the Company carried out helicopter-borne aeromagnetic surveys over selected sections of Areas 2 and 3. Three large grids were flown out as well as 33 individual targets, totaling 4810 line kilometers of data.
The goal of the survey was to detect kimberlite pipes in the geologically and magnetically complex area of the Gope Prospect. The data was interpreted and 29 targets of high priority for following sampling and drilling were generated.

During January and February, 1999 the Company carried out a program of exploration drilling on Areas 2 and 3. The objective of the drilling was to test the targets generated from the geophysical surveys which were thought to be kimberlite diatremes. Of the eleven targets that were tested by drilling, nine were generated from the helicopter-borne aeromagnetic surveys and two from ground soil sampling programs.

No kimberlite bodies were intersected in any drillhole.

THE GOPE PROSPECT - AREA 1 JOINT VENTURE RESULTS

In Area 1, De Beers completed a mini-bulk sample on the four kimberlite pipes with the following results.


               SAMPLE SIZE   CONCENTRATE     NO. OF             CARATS PER
PIPE           TONS          PROCESSED      CARATS   STONES   HUNDRED TONS

GP 173  N      43.74         80.0 kilograms    0.175        5          0.314
GP 173  S      21.25         28.5 kilograms    0.600        8          4.285
GP 234         19.54         28.0 kilograms    1.865       18          8.020
GP 211         19.70         22.0 kilograms    0.260        3          0.938
                                               -----       --          -----
                                               2.900       34

De Beers also collected 500 100-litre soil samples in a grid area around the known kimberlites as well as 165 100-litre samples over 16 geophysical anomalies in the license. Two of the co-incident targets outside of the discovery area were drilled in February, 1999 and did not intersect kimberlite. The sampling in the grid around the known kimberlite pipes identified interesting kimberlite targets as well as an inferred dyke passing to the south of GP 234 and GP 211. These targets were not drilled by De Beers.

In accordance with the terms of the Area 1 Venture Agreement, De Beers advised the Company that it would not elect to commit to the Stage 2 exploration, which would have been full bulk sampling kimberlite evaluation. The joint venture for Area 1 was therefore terminated, and the Company retained a 100% interest in the applicable license and in the venture.

INVESTMENT IN STROUD RESOURCES LTD.

In January of 1999 the Company purchased 4,000,000 units (the "Stroud Units") of Stroud Resources Ltd. ("Stroud"), at a cost of $400,000. As of October 31, 2000, the Company retains its investment in Stroud. Stroud is an Ontario Corporation listed on the Toronto Stock Exchange, and a mineral exploration company which has focused on exploration in the Pacific Rim, including Mexico. Each Stroud Unit is comprised of one Common Share and one-tenth of a Common Share purchase warrant (the "Stroud Warrants"). The Stroud Warrants were non-transferable, and were exercisable at a price of $0.15 per share until May 16, 2000. The Company did not exercise there warrants.

Stroud is the owner of the Santo Domingo II silver-gold project, located 90 kilometers north of Guadalajara, Mexico. Since 1989, Mexico has been the largest silver producing country in the world. In 1997, Mexico produced more than 86.2 million ounces of silver. In addition, Mexico is a partner in the North American Free Trade Agreement (NAFTA), and has improved its mining regulations in recent years making it more attractive for foreign companies to explore.

The Santo Domingo II property is in the Sierra Madre Oriental Province, the most intensely mineralized region in Mexico. It lies at the southern tip of the Sierra Madre Occidental Metallogenic Belt, a volcanic plateau that is approximately 1,700 kilometers long by 300 kilometers wide. It is covered by exploration licenses valid until 2015. The property consists of two concessions accessible by an all weather road. There are six adits on the property, a number of which were hand-dug by the Spanish 200 years ago when they selectively mined part of the epithermal veins located on the property.


Evidence of existing adits and tunnels suggests that the Spaniards mined this property two centuries ago, but were limited to mining along the veins close to the surface. Further limited exploration of the property was conducted by Noranda in the fifties, and again in the seventies. In 1988, a Mexican company conducted sampling to determine tonnage and a grade for the material drilled by Noranda. In 1998, Stroud Resources grabbed sampled vein material from rock outcrops, existing adits and rock dumps from previous exploration activities. This work confirmed the presence of multi-ounce silver assays.

Two silver-producing districts are located close to the Santo Domingo II property - the Bolanas mining camp, and the San Martin de Bolanos mining camp. Both silver-producing districts are composed of epithermal volcanic-hosted silver veins confined to north-south trending graben structures. A review of the ores in the two camps suggested that mineralization on the Santo Domingo II property is similar.

Two of the sub-parallel epithermal silver-gold veins which range in size from five meters to 20 meters in width appear to be approximately 750 meters in length. Six grab samples taken from the veins by Mr. George E. Coburn, President of Stroud, assayed from 0.01 oz. gold per ton to 0.898 oz. gold per ton, and silver assays ranged from 1.68 oz. silver per ton to 30.03 oz. silver per ton. The average "silver equivalent" assays was 21.19 oz. per ton. The samples were assayed in an Ontario-based laboratory.

On August 12, 1999 Stroud Resources Ltd. announced that diamond drilling had intersected a significant silver-gold zone on the Santo Domingo II project. Drill hold SD-99-2 assayed 7.39 ounces per ton silver and 0.02 ounces per ton gold over 79 feet. The holes were drilled approximately 100 feet apart along the strike. The epithermal silver-gold veins outcrop on the crown of a hill, and appear to extend along a strike length of approximately 2,460 feet. The zones potentially open-pitable, as they dip parallel to the slope of the hill.


HOLE             FROM      TO     CORE LENGTH    SILVER OZ/TON   GOLD OZ/TON
NUMBER          (FEET)   (FEET)      (FEET)        OZ/TONNE       OZ/TONNE
----------------------------------------------------------------------------
SD-99-2           167      246             79             7.39          0.02
----------------------------------------------------------------------------
SD-99-3          67.9    216.5          148.6             4.24          0.01
Incl.            72.1    111.5           39.4             9.22          0.03
Incl.           193.6    216.5           22.9             7.23          0.02
----------------------------------------------------------------------------
SD-99-4         164.0    242.8           78.8             2.83          0.01
Incl.           180.0    206.7           26.7             4.50          0.01
Incl.           229.6    242.8           13.2             5.43          0.02
----------------------------------------------------------------------------
SD-99-1 was abandoned in overburden
----------------------------------------------------------------------------

The drill program successfully tested for the continuity of the mineralized zones encountered in underground samplings and limited previous drilling. The zone remains open along strike and at depth. The program also provided an excellent geological cross-section of the epithermal silver-gold vein system. Based on the excellent results, Stroud intends to follow up with a major drilling program on the project.

Every precaution was used in the handling of the drill core samples in order to ensure accurate and reliable results, including putting tamper-proof tape around the core boxes on the drill site, splitting the core under direct supervision, sending the core samples to the lab in tamper-proof sample bags, randomly sending non-mineralized rock samples to the lab with the core samples and assaying the core in a Canadian lab.

WOLF LAKE PROPERTY, ONTARIO

In April 1999, the Company entered into a Property Option Agreement (the "Wolf Lake Agreement") with International Capri Resources Ltd. ("Capri") relating to six claims on approximately 3,600 acres, located in Thunder Bay Mining Division, Ontario (the "Wolf Lake Prospect"). Under the Wolf Lake Agreement, the Company was granted the right to earn a 50% interest in the Wolf Lake Prospect by (i) making cash payments of up to $100,000, (ii) issuing up to 100,000 Common Shares of the Company, and (iii) incurring exploration expenditures of up to $100,000 on or before December 31, 1999, and $100,000 on or before July 31, 2000. Under the Wolf Lake Agreement, in order to retain the option, the Company was obligated to (a) pay twenty-five per cent of the noted cash consideration and of the Company shares on execution of the agreement, and (b) pay twenty-five per cent of the noted cash consideration and Company shares on each of the dates which is six, twelve and eighteen months after such execution.

During 1999, the Company made the initial cash payment of $25,000, issued 25,000 Common Shares to Capri, and carried out a program of mapping and prospecting on the Wolf Lake Prospect. The results of the program were not sufficiently encouraging to warrant making further investment or option payments, and the option under the Wolf Lake Agreement was permitted to lapse.


SELECTED BUSINESS OVERVIEW - MAY 1, 1997 TO APRIL 30, 2000

From May 1, 1997 to April 30, 2000 (the Company's past three fiscal years), the Company's operations and principal activities consisted of the exploration, development, and exploitation of mineral properties. During this period, the Company did not sell products or services and did not develop or introduce new products or services. During this period, the principal markets in which the Company competed included Canada and Botswana. However, during this period, the Company's revenues came solely from interest income generated in Canada and gain on foreign exchange. The following table shows a break-down of total revenues by category of activity and geographic market for each of the last three financial years:

REVENUES BY CATEGORY OF ACTIVITY:

FOR THE YEARS ENDED APRIL 30                                2000                 1999                1998
---------------------------------------------------------------------------------------------------------

REVENUE
     Interest Income                                     $39,043              $76,282            $112,086
     Foreign exchange gain (loss)                         (5,198)               7,308                   -

     Total Revenues                                      $33,845              $83,590            $112,086

REVENUES BY GEOGRAPHIC MARKET:

FOR THE YEARS ENDED APRIL 30                                2000                1999                1998
--------------------------------------------------------------------------------------------------------

REVENUE
     Canada                                              $33,845             $83,590            $112,086

     Total Revenues                                      $33,845             $83,590            $112,086

GENERAL HISTORICAL DEVELOPMENT OF THE COMPANY SINCE INCORPORATION ON MAY 14,
1985

The Company was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation effective May 14, 1985 under the name Shediac Bay Resources Inc. The Company was originally formed to explore for beryllium and gold in certain provinces of Canada, and became a reporting company in Ontario on June 25, 1985, at which time its shares of Common Stock were listed for trading on the CDN.

By Articles of Amendment effective September 13, 1991, the name of the Company was changed to "Dally Development Corp." and its then issued and outstanding Common Shares were consolidated on a one-for-four basis.

The Company was inactive from 1991 to April 1993, at which time a change in management, stockholdings and control of the Company occurred in connection with
(i) the Company's satisfaction of indebtedness which the Company did not otherwise have the resources to pay and was not in a position to raise capital to satisfy, and (ii) the raising of working capital to allow the Company to again become active by acquiring or entering into new mineral ventures.

In April 1993, the Company acquired 1024680 Ontario Ltd., a corporation organized under the laws of the Province of Ontario ("1024680"), through a share-for-share exchange in which the Company acquired all of the issued and outstanding shares and warrants of 1024680 in exchange for (i) 6,078,650 shares of the Company's Common Stock with an aggregate negotiated value of $243,156, and (ii) three-year warrants to purchase an additional 6,078,650 shares at $0.10 per share. The $243,156 aggregate value reflected 1024680's book value, and the number of shares of the Company's Common Stock to be exchanged was determined based upon an agreed value of $0.04 per share. The agreed value per share was determined through negotiation, since no trading market in the Company's Common Shares was in existence at such time due to the Company's inactive status. This transaction was approved by the stockholders of the Company.

As a result of the share-for-share exchange, 1024680's sole stockholder, 867323 Ontario Ltd., a corporation organized under the laws of the Province of Ontario ("867323"), acquired approximately 58.9% of the Company's outstanding shares of Common Stock (after taking into consideration the transaction with Sheppard Ventures Inc. discussed below). Immediately following the share-for-share exchange, Ms. Elizabeth J. Kirkwood, who, together with members of her immediate family, owned and controlled 867323, became the President, a director and an indirect principal stockholder of the Company. None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with 1024680 or any of its officers, directors or stockholders during the course of this transaction, and this transaction was made on an arms' length negotiated basis (although 1024680 was a creditor of the Company with respect to $141,946 in loans made by 1024680 to the Company).

Concurrent with the transaction described above with respect to 1024680, the Company agreed to acquire all of the outstanding shares and warrants of Sheppard Ventures Inc., a corporation organized under the laws of the Province of Ontario ("Sheppard"), through a share-for-share exchange in which the Company acquired all of the issued and outstanding shares and warrants of Sheppard in exchange for (i) 4,000,000 shares of the Company's Common Stock with an aggregate negotiated value of $160,000, and (ii) three-year warrants to purchase an additional 4,000,000 shares at $0.10 per share. The $160,000 aggregate value reflected Sheppard's sole assets consisting of cash and negotiable securities, which the Company intended to use for working capital purposes. The number of shares of the Company's Common Stock to be exchanged was determined based upon an agreed value of $0.04 per share. The agreed value per share was determined through negotiations, since no trading market in the Company's Common Shares was in existence at such time due to the Company's inactive status. This transaction was approved by the stockholders of the Company.

As a result of this transaction, Sheppard's stockholders acquired approximately 38.9% of the Company's outstanding shares of Common Stock (after taking into consideration the transaction with 1024680 discussed above), and Mr. John R. Gowdy, the sole officer and director of Sheppard and a principal indirect owner of Sheppard, became a director and an indirect significant stockholder of the Company. None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with Sheppard or any of its officers, directors or stockholders during the course of this transaction, and this transaction was made on an arms' length negotiated basis.

The Company agreed in April 1993 to acquire all of the outstanding shares and warrants of TNK Resources, Inc., a corporation organized under the laws of the Province of Ontario ("Preceding TNK"), through a share-for-share exchange in which the Company acquired all of the issued and outstanding shares and warrants of Preceding TNK in exchange for (i) 2,500,000 shares of the Company's Common Stock with an aggregate negotiated value of $250,000, and (ii) three-year warrants to purchase an additional 2,500,000 shares at $0.20 per share. The $250,000 aggregate value reflected the value the parties placed on Preceding TNK's assets based upon their future value as determined and agreed upon through arms' length negotiations. Preceding TNK's principal asset was a contract entered into with Castlewood Metals and Explorations Ltd. ("Castlewood") and Goldbrook Explorations Inc. ("Goldbrook") entitling Preceding TNK to acquire up to a 40% undivided interest in 131 claim base metals exploration properties (the "Onaman River Prospect") owned and operated by Castlewood and Goldbrook, by making cash option payments totaling $100,000 and incurring exploration expenditures of $500,000. The number of shares of the Company's Common Stock to be exchanged was determined based upon an assigned value of $0.10 per share.
The amount of assigned value per share was based upon arms' length negotiations, since no trading market in the Company's Common Shares was in existence at such time due to the Company's inactive status. None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with Preceding TNK or any of its officers, directors or stockholders during the course of this transaction, and this transaction was made on an arms' length basis.

Effective May 1, 1993, the Company amalgamated with its three newly-acquired wholly-owned subsidiaries (1024680, Sheppard and Preceding TNK), and thereupon changed the name of the Company to TNK Resources Inc.

In February 1994, the Company obtained from 1060572 Ontario Limited, a corporation organized under the laws of the Province of Ontario ("1060572"), its rights to three prospecting licenses granted by the Government of the Republic of Botswana, granting it the exclusive right to prospect for precious stones in three contiguous tracts in the Kagali District of Botswana (the "Middlepits Prospect"). In consideration for these licenses, the Company: (i) paid $20,000 to 1060572, (ii) issued 100,000 shares of the Company's Common Stock (with an aggregate value of $100,000 based on the closing trading price of the Common Shares on the CDN the day prior to the date of the acquisition agreement) to 1060572, and (iii) granted 1060572 a royalty equal to 3% of the net value of metals and gems mined and produced from the area covered by the prospecting licenses.

Contemporaneous with the prior transaction, the Company also obtained from 1060572 its rights to eight prospecting licenses granted by the Government of the Republic of Botswana, granting it the exclusive right to prospect for precious stones in eight contiguous tracts in the Ghanzi District of Botswana (the "Gope Prospect"). In consideration for these licenses, the Company (i) paid $20,000 to 1060572, (ii) issued 100,000 shares of the Company's Common Stock (with an aggregate value of $100,000 based on the closing trading price of the Common Shares on the CDN the day prior to the date of the acquisition agreement) to 1060572, and (iii) granted 1060572 a royalty equal to 3% of the net value of metals and gems mined and produced from the area covered by the prospecting licenses.

None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with 1060572 or any of its officers, directors or stockholders during the course of the aforesaid transactions, and such transactions were made on an arms' length negotiated basis.

In September 1994, through a share-for-share exchange, the Company acquired 14,000,000 shares of common stock in Vertex (then known as Sommerset Industries Inc., or "Sommerset"), a public company whose common stock is traded on the CDN. As of September 24, 1999, the Company's shares in Vertex had a value of $420,000 based on the closing trading price of such shares on the CDN as of such date of $0.15 per share.

The Vertex acquisition was completed through a series of transactions in which:
(i) the Company formed a new wholly-owned subsidiary, 1096883, and agreed to hold a 75% interest in its three prospecting licenses for the Middlepits Prospect in Botswana on behalf of 1096883 in exchange for 100,000 shares of 1096883 common stock; (ii) 1096883 raised $195,000 for working capital through the sale of 30,000 units comprised of one share of common stock and one warrant to purchase one share of common stock at $13 per share; and (iii) the stockholders of 1096883 exchange all of the outstanding shares of 1096883 common stock and warrants to purchase shares in 1096883 for (a) 18,200,000 shares of Sommerset common stock with an aggregate negotiated value of $910,000, and (b) three-year warrants to purchase an additional 4,200,000 shares of Sommerset common stock at $0.20 per share. The $910,000 aggregate value reflected the valuation the Company placed upon the 75% interest in its three prospecting licenses for the Middlepits Prospect in Botswana. The number of shares of Sommerset common stock to be exchanged was determined based upon an assigned value of $0.05 per share. The amount of assigned value per share was based upon arms' length negotiations, since no trading market in Sommerset common shares was in existence at such time due to Sommerset's inactive status.

Upon completion of the noted series of transactions, the Company owned 14,000,000 shares of Sommerset common stock, which then represented approximately 70% of the total issued and outstanding Sommerset shares, including 327,000 shares held by prior Sommerset stockholders after the acquisition. Following the acquisition, Sommerset changed its name to Midswana Diamond Exploration Corp. As part of its initial assignment of the prospecting licenses for the Middlepits Prospect to 1096883, the Company agreed to hold title to such licenses in trust for 1096883. None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with Sommerset or any of its officers, directors or stockholders during the course of the aforesaid transaction, and such transaction was made on an arms' length negotiated basis.

As part of the noted transaction with Vertex (First Strike), the Company also granted 1096883 the exclusive and irrevocable option to obtain, on or before April 30, 1995, the remaining 25% interest in the three prospecting licenses for the Middlepits Prospect by reimbursing the Company all of its costs and acquisition and exploration on or in connection with these licenses ($275,300), which option 1096883 exercised in March, 1995.

In January 1995, on behalf of itself and Castlewood, the Company entered into a new agreement allowing the Company to acquire up to a 50% undivided interest in the Onaman River Prospect. The Company had a 5% undivided interest in the property as a result of the prior agreement with these parties, and thereafter increased its ownership to a 20% undivided interest through its funding of $250,000 in exploration costs. Pursuant to the new agreement, the Company could increase its undivided interest to 50% by paying an additional $750,000 in costs. However, the Company later determined that the Onaman River Prospect was not commercially exploitable and the Company wrote-off this investment on its books, and the Company does not anticipate expending any further funds with respect to this mineral property.

In February 1996, the Company acquired, from P.T. Hutan Nauli, a private Indonesian limited liability company ("Nauli"), 30% of Marunda Wahau Mining, in consideration of (i) the payment of US$500,000 and (ii) the delivery of 1,500,000 freely-transferable shares of the Company's common stock (with an aggregate value of $1,500,000 based on the closing trading price of the Common Shares on the CDN the day prior to the acquisition agreement). The share advance was made on behalf of the Company by one of its principal stockholders, 867323, which entity was reimbursed for these shares by the Company in July 1996. In May 1996, pursuant to a second agreement with Nauli, the Company acquired an additional 25% of Marunda Wahau Mining from Nauli in consideration of the payment of US$700,000, thereby increasing the Company's interests in Marunda Wahau Mining to 55%. In February 1997, pursuant to the Company's original agreement with Nauli, it obtained an additional 10% interest in Marunda Wahau Mining by expending as the result of its expenditure of least US$1,000,000 in exploration expenses, thereby increasing the Company's interests in Marunda Wahau Mining to 65%.

Marunda Wahau Mining's principal asset is a Contract of Work or "CoW" entered into with the Government of the Republic of Indonesia to exploit minerals in the Marunda Wahau Prospect. The Company is the designated operator under the original agreement with Nauli and, as such, is directly conducting exploratory activities on the Marunda Wahau Prospect. No operations or other activities are conducted through Marunda Wahau Mining, as such company's essential and sole function is to hold title to the CoW. Nevertheless, in order to protect the Company's investment and to address potential vagaries in Indonesian law, the Company also received an assignment of a concomitant pro rata interest in the CoW held by Marunda Wahau Mining.

As part of the Company's original agreement with Nauli, it retained an option to acquire an additional 10% interest in Marunda Wahau Mining by expending at least US$1,000,000 in exploration expenses by February 28, 1998. As part of the Company's second agreement with Nauli, should Marunda Wahau Mining make a public announcement of a discovery of a gold reserve of more than one million ounces on the Marunda Wahau Prospect, the Company retained a second option, exercisable within 120 days of such announcement, to acquire an additional 5% interest in Marunda Wahau Mining, in consideration of the payment of 500,000 shares of the Company's Common Stock to Nauli. If the Company had exercised these options in full, the Company would have obtained an 80% interest in Marunda Wahau Mining, together with a concomitant pro rata interest in its CoW.

In April 1996, in consideration of (i) the payment of US$1,000,000 and (ii) the delivery of 250,000 freely-transferable shares of the Company's Common Stock (with an aggregate value of $250,500 based on the closing trading price of the Common Shares on the CDN the day prior to the acquisition agreement), the Company acquired from Nauli a 10% interest in each of Alahan Panjang Minerals, Sungai Tembese Minerals, Buntok Maju Minerals and Tumbang Kuling Minerals.
These PT companies held a separate CoW granted by the Government of Republic of Indonesia to exploit minerals in the Sarolangun Prospect, the Bulangsi Prospect, the Buntok Prospect and the Cempaga Prospect, respectively. The share advance was made on behalf of the Company by one of its principal stockholders, 867323, which entity was reimbursed for these shares by the Company in July 1996. Nauli is the designated operator under the agreement with the Company and, as such, will directly conduct all exploratory activities with respect to the prospects under the CoWs held by each PT company. The Company's interests in the PT companies is a passive carried interest. In order to protect the Company's investment and to address potential vagaries in Indonesian law, the Company also received an assignment of a concomitant pro rata interest in the CoWs held by the PT companies.

The consideration paid to Nauli with respect to the Company's acquisition in the aforesaid PT companies reflected the negotiated value of the underlying CoWs held by the PT companies. None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with Nauli or any of its officers, directors or stockholders during the course of the aforesaid transactions, and such transactions were made on an arms' length negotiated basis.

In June 1994, through a newly formed subsidiary, 1084251 Ontario Inc., a corporation organized under the laws of the Province of Ontario ("1084251"), the Company acquired a 25% undivided working interest in a farm-out oil producing venture in the Kitty area of the Province of Alberta. This venture resulted in a dry-hole. In March 1995, 1084251 acquired a 45% undivided working interest in an oil property in Southwestern Ontario in consideration of the Company paying its share of the costs to complete and equip the wells. This venture resulted in one oil producing well and one shut-in well. In early 1996 the Company decided to divest its domestic oil properties in order to concentrate on acquiring and exploring mineral holdings. Effective April 1996, the Company entered into an agreement to sell its interest in 1084251, which held the Company's remaining two oil interests, to Oil Springs Energy Corp. ("Oil Springs"), for the sum of $215,510, representing the Company's carrying costs, with such purchase price to be satisfied by the issuance of 91,706 common shares of Oil Springs, valued at $2.35 per share, based on the closing trading price of Oil Spring common shares on the

Alberta Stock Exchange the day prior to the acquisition agreement. The transaction was effectuated in November 1996 following approval of the Alberta Stock Exchange. Ms. Elizabeth J. Kirkwood, the Company's President and a director and a principal stockholder of the Company, was also the Chief Financial Officer and a director and principal stockholder of Oil Springs at the time of the transaction.

On August 7, 1996, the Company engaged 1165953 Ontario Inc., a private Ontario corporation which does business in Toronto, Canada under the tradename "The Investor Relations Group," to provide corporate and investor relations services to the Company for a two year term expiring August 1998, including complete investor and public relations services, preparation of brochures, annual returns and information packages, maintenance of an "800" number to respond to investor inquiries, attendance at trade and investment conferences, including procurement or construction of booths, and creation of a multi-media presentation package. In consideration for such services, the Company agreed to pay The Investor Relations Group a one-time set-up charge of $100,000, and to make monthly payments of $60,000 for each of the months of August through October 1996, and $30,000 for each of the remaining twenty-one months of the agreement. This agreement is terminable upon two month's notice, with payment of no further consideration. As additional consideration, the Company also granted options to The Investor Relations Group, expiring August 1998, to purchase 800,000 shares of Common Stock at $1.25 per share. At the time of grant, the trading price for the Company's Common Stock on the CDN was $1.07 per share. The Company is also obligated to reimburse The Investor Relations Group its expenses, together with
a 15% handling charge.    This agreement was terminated on February 28, 1998 and
the balance of 450,000 unexercised options expired on August 7, 1998.

None of the officers, directors or stockholders of the Company were directly or indirectly affiliated with The Investors Relations Group or any of its officers, directors or stockholders during the course of the aforesaid transactions, and such transactions were therefore made on an arms' length basis.

A summary of the important events in the development of the Company's business since May 1, 1999 follows. The Company has been engaged in the business of a financial resource and directory portal provider on the Internet since June 7,
2000.   Prior to June 7, 2000 and during the fiscal year ended April 30, 2000, the Company's name was Opus Minerals Inc. and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. In May, 1999, the Company effected a 1:10 reverse stock split and changed its name from TNK Resources Inc. to Opus Minerals Inc. In February, 2000 the Company sold all of its diamond exploration prospects to its partially owned subsidiary, First Strike Diamonds Inc., then Vertex Ventures, Inc. ("First Strike") in exchange for 6,266,667 common shares of First Strike. In April, 2000, the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to the Company's shareholders. In June, 2000, the Company sold its remaining 2,800,000 common shares of First Strike. On June 7, 2000, the Company acquired all of the shares of IL Data Canada, Inc. in exchange for 6,800,000 Common Shares of the Company at an attributed value of $1,700,000. IL Data Canada Inc. owns 100% of IL Data Corporation, Inc., which, through a series of transactions, owns and operates the investment Web site www.InvestorLinks.com. On July 25, 2000, the Company filed Articles of Amendment in the Province of Ontario changing its name from Opus Minerals Inc. to InvestorLinks.com Inc. On August 2, 2000, the Company entered into a strategic alliance services agreement with Stockhouse Media Corporation, pursuant to which Stockhouse Media Corporation will provide business development services for the Company in exchange for 1,500,000 Common Shares of the Company, to be released over time, on the basis of one Common Share for each US$2.25 of services provided. As of October 31, 2000, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties. Additional details regarding the transactions summarized in this paragraph can be found below in this Annual Report and in the Consolidated Financial Statements attached hereto.

C.  ORGANIZATIONAL STRUCTURE

The Company, with its subsidiaries as described below, is a part of a group.
The operating office of IL Data Corporation, Inc., a corporation incorporated under the laws of the State of Nevada in the United States, which owns and operates the InvestorLinks.com Web site, is located at 681 Berkmar Court, Charlottesville, Virginia, 22901. IL Data Corporation, Inc. is a wholly-owned subsidiary of IL Data Canada, Inc., a corporation incorporated under the laws of the Province of Ontario, Canada. IL Data Canada, Inc. is a wholly-owned subsidiary of the Company. Thus the Company holds 100% of the ownership interest and voting power of IL Data Canada, Inc., which in turn holds 100% of the ownership interest and voting power of IL Data Corporation, Inc.

D.   PROPERTY, PLANTS, AND EQUIPMENT

The Company is not an extractive enterprise. Because the Company is no longer a natural resource exploration company, none of its property, plants, and equipment is used in relation to the Company's previous natural resource exploration operations.

The executive offices of the Company are located at Suite 745, 100 King Street West, Toronto, Ontario, Canada M5X 1E2. These premises are leased to the Company for approximately $4,500 per month pursuant to a four-year lease entered into effective November 1, 1996. The Company believes these facilities are adequate for its needs for the foreseeable future.

The Company subleases space to certain other companies, including First Strike and several companies affiliated with Ms. Elizabeth J. Kirkwood, a director and principal stockholder of the Company. In October 1996 the Company entered into an agreement with 1014620 Ontario Inc. a private Ontario company ("1014620"), whereby 1014620 would make sublease payments for itself and the other companies affiliated with Ms. Kirkwood (other than First Strike) of approximately $2,000 per month. Ms. Kirkwood is the sole officer and director of 1014620, and together with her husband owns 50% of its voting securities.

While the Company was engaged in natural resource exploration operations, the Company did not own any of the mineral properties on which it engaged in exploratory activities. The Company's rights to explore on such properties were derived from various types of contracts or license agreements entered into by subsidiaries of the Company (in the case of Indonesia and Botswana) or directly by the Company (in the case of Baffin Island).

IL Data Corporation, Inc., a wholly-owned subsidiary of the Company ("IL Data") entered into a lease agreement with Gilray LLC on July 3, 2000 whereunder IL Data agreed to lease the premises (covering an area of 2,280 square feet) known as 681 Berkmar Court, Charlottesville, Virginia for a period of 3 years commencing on August 1, 2000 and ending July 31, 2003. The lease payments are $35,340 per year ($2,945 per month) in the first year, $36,400 per year ($3,033 per month) in the second year and $37,492 per year ($3,124 per month) in the third year. IL Data has the right to extend the lease for an additional three year period at a rental equal to 103% of the preceding year's rental.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report.

The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). A discussion of the differences between Canadian and United States Generally Accepted Accounting Principles ("US GAAP") has been provided in note 10 to the Consolidated Financial Statements of the Company for its fiscal year ended April 30, 2000 included in Item 17 of this Annual Report.

OVERVIEW


The Company was inactive prior to a change in control in April 1993.

Since 1993 the Company's business focus was directed toward locating, acquiring, exploring, and if warranted, developing and exploiting mineral properties. The Company did not have any commercially producing mines or sites, nor was the Company in the process of developing any commercial mines or sites. As such, the Company was defined as an "exploratory company."

In February 2000, the Company sold all of its mineral properties to Vertex Ventures Inc. hereinafter described, thereby changing its business focus.

In June 2000 the Company acquired all of the shares of IL Data Canada, Inc. ("IL Canada") for 6,800,000 common shares of the Company at an attributed value of $1,700,000. The transaction will be accounted for as a reverse take-over with IL Canada, the legal subsidiary of the Company, deemed to be the acquirer. IL Canada, incorporated in the province of Ontario, owns 100% of IL Data Corporation, Inc., incorporated in the state of Nevada, which through a series of transactions owns and operates the Internet investment site www.InvestorLinks.com. (See "Item 4.B - Business Overview -- June 7, 2000 to October 31, 2000")

BAFFIN ISLAND

Pursuant to an agreement of sale dated November 5, 1998 between the Company and International Capri Resources Ltd., a British Columbia corporation ("Capri"), the Company acquired approximately 1,000 soil/till samples and exploration, evaluation, scientific and technical data relating to Baffin Island. The consideration payable was $20,000 and the reservation of a royalty on any property staked, licensed or permitted or otherwise acquired by the Company within a 10 kilometer radius of any of the sample sites or as a result of the use of the data acquired. (See "Item 4.B - Business Overview -- Corporate and Business Developments from May 1, 1999 to December 31, 1999 - Baffin Island")

In February, 1999 the Company was granted four exploration permits covering an area of 234,688 acres on Baffin Island, in the new Canadian territory of Nunavut. In the eastern arctic, weakly diamondiferous kimberlites are known to be present on Somerset Island, at the northern tip of Baffin Island on the Brodeur Peninsula, and on the West Coast of Greenland. The core of this large, arcuate kimberlite province is centered on Baffin Island, and although it is relatively unexplored the island appears to be highly prospective for diamondiferous kimberlites. Geophysical studies indicate that the island is underlain by a deep, cool, mantle root, a feature commonly believed to be a necessity for diamondiferous kimberlites.

On July 13, 1999, the Company entered into an option and joint venture agreement (the "Baffin Agreement") with Mountain Province Mining Inc., a British Columbia corporation listed on the Toronto Stock Exchange ("Mountain Province"). Under the terms of the Baffin Agreement, Mountain Province earned a 50% interest in the exploration permits by spending $300,000 on an exploration program in the summer of 1999. (See "Item 4.B - Business Overview -- Corporate and
Business Developments from May 1, 1999 to December 31, 1999 - Baffin Island")

BOTSWANA


See Item 4. B - Business Overview - Corporate and Business Development from May 1, 1999 to December 31, 1999 - Botswana, for full particulars of the diamond properties located in Botswana, Africa known as the Gope Prospect and the exploration activities carried out by the Company during the past several years. During the period from May 1999 to February 2000, the Company attempted to seek out exploration or mining companies for the purpose of continuing exploration activities on the Gope Prospect to earn interests therein. No such arrangements were entered into prior to the sale of the Gope Prospect to Vertex Ventures Inc. in February 2000.

SALE OF ASSETS TO VERTEX VENTURES INC.

The Company entered into an agreement made effective the 17th day of January, 2000 (the "Acquisition Agreement"), which provided for the transfer of certain assets from the Company to Vertex Ventures Inc. ("Vertex"), a Company in which the Company then owned approximately 64% of the issued and outstanding shares. The assets included all of the Company's interest and title to the Joint Venture Agreement with Mountain Province Mining Inc. (the "Baffin Island Property") and all of its interests in and to the Gope Prospect in the Republic of Botswana (the "Gope Property"). The Company also agreed to convert into shares, the amount of $265,000 (the "Debt") payable by Vertex to the Company. Due to the fact that the board of directors of Vertex and the Company were identical, an independent valuation from MPH Consulting Limited was commissioned by Vertex. Based upon such independent valuation opinion, MPH Consulting Limited, valued the Baffin Island Property and the Gope Property at $325,000 and $350,000 respectively. The total consideration for the prospects and the conversion of debt amounted to $940,000 payable through the issuance of 6,266,667 common shares of Vertex at the rate of $0.15 per share, pursuant to the Acquisition Agreement.

The transaction was approved by the requisite two-thirds majority at a special
meeting of the shareholders of Vertex held on February 21, 2000.   On February
22, 2000, 6,266,667 shares of Vertex were issued to the Company in exchange for the Baffin Island property, the Gope Property, and conversion of the Debt.

The Company authorized the distribution of the 6,266,667 common shares of Vertex pro rata to the shareholders of the Company, being a dividend-in-kind to shareholders of record on March 1, 2000.

Effective February 23, 2000 Vertex changed its name to First Strike Diamonds Inc. ("First Strike").

SALE OF BALANCE OF SHARES OF FIRST STRIKE

Pursuant to a Notice of Intention to Distribute Securities dated June 5, 2000, the Company provided notice of its intention to sell, through the market, its remaining 2,800,000 common shares of First Strike held after the distribution of the dividend hereinbefore described. The shares were sold at the price of $0.10 per share for net proceeds of $278,600 after payment of brokerage commissions of $1,400.

INVESTMENT IN STROUD RESOURCES LTD.

On February 17, 1999 the Company completed the purchase of 4,000,000 Units (the "Stroud Units") of Stroud Resources Ltd. ("Stroud"), at a total cost of $400,000. Each Stroud Unit consists of one common share and one purchase warrant for one-tenth of a common share (the "Stroud Warrants"). Each Stroud Warrant is non-transferable and is exercisable to purchase one additional common share at a price of $0.15 per share, expiring May 15, 2000. In addition, the Company was granted the first right to participate in future financing and/or in the project directly. Stroud is a publicly traded company whose common shares are traded on the Toronto Stock Exchange. Stroud used the proceeds of the private placement to carry out a drilling program on its silver/gold prospect in Mexico. (See "Item
4. B - Business Overview - Corporate and Business Development from May 1, 1999 to December 31, 1999 - Investment in Stroud Resources Ltd.")

The Company did not exercise the Stroud Warrants before their expiry date of May 15, 2000 and continues to hold its investment of 4,000,000 Stroud Shares.

GENERAL

Administrative expenditures of the Company are charged to operations in the current year.

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis. Exploration expenditures relating to mining claims are deferred until the mining claims are brought into production at which time they are depleted on a unit-of-production basis.

The transaction with Vertex was recorded at the carrying amounts. The Gope Property was written down to its fair value of $350,000 prior to the sale to Vertex. The Baffin Island Property was transferred at its carrying value of $259,394.

In prior years the Company was engaged in oil and gas operations in Canada. However, the Company discontinued this portion of its business and divested its oil and gas operations in early 1996. The Company followed the full-cost method of accounting with respect to these operations, under which all costs associated with the acquisition, exploration for, and development of oil and gas reserves were capitalized. All other general and administrative costs were expensed.

LIQUIDITY AND CAPITAL RESOURCES

Since the change in control in April of 1993, the Company has funded its activities principally from cash raised through private placements of its equity securities.

For the fiscal year ended April 30, 2000, the Company raised $689,000 through a private placement (3,000,000 shares at $0.25 per share for gross proceeds of $750,000 less issue costs of $61,000) and $42,000 through the exercise of common share purchase options (140,000 shares at $0.30). As of April 30, 2000, the Company had $19,819 cash on hand, $743,148 in short term investments and working capital of $790,769, as compared to $123,990 cash on hand, $888,913 in short term investments and working capital of $837,686 at April 30, 1999. Subsequent to the year end the Company completed a private placement of securities for proceeds of US$1,530,000 and 3,000,000 Common Share purchase warrants were exercised at $.035 CDN per share for net proceeds of $1,050,000.

For the fiscal year ended April 30, 1999, the Company raised $400,000 through a private placement (400,000 common shares at $1.00 per share). As of April 30, 1999, the Company had $123,990 cash on hand, $888,913 in short term investments and working capital of $837,686, as compared to cash on hand and cash equivalents of $2,365,183 and working capital of $2,222,626 at April 30, 1998.

For the fiscal year ended April 30, 1998, the Company raised $400,000 through a private placement (400,000 common shares at $1.00 per share) and $62,500 through the exercise of agents' compensation options at $1.25 per share. As of April 30, 1998, the Company had cash on hand and cash equivalents of $2,365,183 and working capital of $2,222,626.

Management of the Company believes that cash on hand will be sufficient to finance the Company's business activities over the next twelve months, currently budgeted at approximately $1,500,000. In the opinion of management of the Company, the working capital of the Company is sufficient for the Company's present requirements. In the longer term, the Company anticipates that in order to achieve its growth objectives it will need to either raise additional funds from lenders and equity markets, or negotiate and enter into strategic alliances with companies with sufficient resources to finance continued business activities. While there are no legal or economic restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances, the Company does not anticipate any such transfers from subsidiaries during the next twelve months.

At the present time, the Company does not have a credit facility in place, and has financed its working capital requirements through the sale of its securities. Thus, the Company does not currently use debt instruments. As of April 30, 2000, there were 630,000 common share purchase options and 3,340,000 common share purchase warrants outstanding (with exercise prices between $0.25 and $15.00) to purchase a total of 3,970,000 common shares of the Company. To the extent exercised, such options and warrants would provide additional working capital to the Company. (See "Item 6.E -- Share Ownership")

During the fiscal year ended April 30, 2000, the Company had a $104,171 net cash decrease. During the 2000 fiscal year $268,322 was used for exploration expenditures, including $49,956 expended on the Gope Prospect, (in Botswana), $212,638 on the Baffin Island Property and $5,728 on the Wolf Lake Property (both in Canada). The Company's cash requirements for this fiscal year were financed by (i) cash on hand and short term investments ($1,012,903 as of April 30, 1999), (ii) proceeds from the issuance of capital stock, consisting of $689,000 (net after issue costs of $61,000) from a private placement at $0.25 per share and $42,000 from the exercise of common share purchase options, and
(iii) interest income of $39,043. The Company did not have material commitments for capital expenditures as of April 30, 2000.

During the fiscal year ended April 30, 1999, the Company had a $99,163 net cash decrease. During the 1999 fiscal year $780,104 was used for exploration expenditures, including $731,840 expended on the Gope Prospect, $21,508 on the Middlepits Prospect (both in Botswana), and $26,756 on the Baffin Island Property in Canada. The Company's cash requirements for this fiscal year were financed by (i) cash on hand and short term investments ($2,365,183 as of April 30, 1998), (ii) proceeds from the issuance of capital stock, consisting of $400,000 from a private placement at $1.00 per share, and (iii) interest income and foreign exchange gain of $83,590.

During the fiscal year ended April 30, 1998, the Company had a $85,916 net cash decrease. During the 1998 fiscal year $2,815,412 was used for exploration expenditures, including $1,298,512 expended on the Gope Prospect, $11,999 on the Middlepits Prospect (both in Botswana), and $1,504,901 on the Marunda Wahau Prospect in Indonesia. The Company's cash requirements for this fiscal year were financed by (i) cash on hand and short term investments ($5,814,424 as of April 30, 1997), and (ii) proceeds from the issuance of capital stock, consisting of $400,000 from a private placement and $62,500 from the exercise of agents' compensation options at $1.25 per share.

RESULTS OF OPERATIONS

YEAR ENDED APRIL 30, 2000


The Company's revenues decreased to $33,845 for the fiscal year ended April 30, 2000, representing a decrease of $49,745 below revenues for the fiscal year ended April 30, 1999 of $83,590. The Company's lower revenues for the fiscal year ended April 30, 2000 were attributable as to interest income of $39,043 which was lower in the 2000 fiscal year due to a lower amount invested in short term investments. A foreign exchange loss in the amount of $5,198 was made during the year compared to a foreign exchange gain in the amount of $7,308 during the fiscal year ended April 30, 1999.

The Company's expenses for the fiscal year ended April 30, 2000 decreased to $600,672, representing a decrease of $44,128 below expenses (exclusive of write-downs of investments, marketable securities and mineral properties) from the fiscal year ended April 30, 1999 of $644,800. The variances in expenses was primarily attributable to: (i) increase in administrative salaries and consulting attributable to the corporate reorganization, including the sale of assets to Vertex and the payment of the dividend ($111,366 for the fiscal year ended April 30, 2000 as compared to $79,951 for the prior year); (ii) increased investor relations fees, as a result of increased activities, including communication of corporate reorganization ($116,313 for the fiscal year ended April 30, 2000 as compared to $88,255 for the prior year); (iii) decreased professional fees as a result of decreased exploration activities ($91,361 for the fiscal year ended April 30, 2000 as compared to $175,954 for the prior year); (iv) decreased transfer agent fees due to reduced activity in the Company ($17,266 for the fiscal year ended April 30, 2000 as compared to $25,859 in the prior year); and (v) decreased travel expenses attributable to reduced investor relations activities requiring out-of-town trade shows ($15,769 for the fiscal year ended April 30, 2000 as compared to $30,417 in the prior year).

During 2000, mineral properties were written down by the amount of $2,952,815. The total write down was attributable to: (i) $2,914,587 on the Gope Prospect representing the difference between the appraised value made by MPH Consulting Limited in connection with the evaluation prepared pursuant to the sale of properties to Vertex and the carrying value thereof. (See "Sale of Assets to Vertex Ventures Inc." above.) The carrying value represented the total acquisition and exploration expenditures made in connection therewith and (ii) the sum of $38,228 attributable to the acquisition of and expenditures relating to the Wolf Lake Property.

As a result of the noted decrease in expenses, decrease in revenues, and the mineral properties written down, the net loss for the Company increased to $3,519,642 (or $0.64 per share) for the fiscal year ended April 30, 2000, from a net loss of $604,729 (or $0.16 per share) for the fiscal year ended April 30, 1999.

YEAR ENDED APRIL 30, 1999

The Company's revenues decreased to $83,590 for the fiscal year ended April 30, 1999, representing a decrease of $28,496 below revenues for the fiscal year ended April 30, 1998 of $112,086. The Company's lower revenues for the fiscal year ended April 30, 1999 were attributable as to interest income of $76,282 which was lower in the 1999 fiscal year due to a lower amount invested in short term investments. A foreign exchange gain in the amount of $7,308 was made during the year, whereas none was made in prior years.

The Company's expenses for the fiscal year ended April 30, 1999 decreased to $644,800, representing a decrease of $389,185 below expenses (exclusive of write-downs of investments, marketable securities and mineral properties) from the fiscal year ended April 30, 1998 of $1,033,985. The decrease in expenses was primarily attributable to: (i) decreased general and administrative expenses attributable to a decrease in support and other staff, and reduced printing and delivery services, and decreased telephone and other communication costs ($141,558 for the fiscal year ended April 30, 1999 as compared to $255,439 for the prior year); (ii) decreased investor relations fees, as a result of reduced activities, including attendance at investor conferences ($88,255 for the fiscal year ended April 30, 1999 as compared to $338,846 for the prior year); (iii) decreased travel expenses attributable to reduced attendance at investor conferences ($30,417 for the fiscal year ended April 30, 1999 as compared to $72,619 for the prior year); (iv) decreased costs to prepare and mail information to the Company's stockholders and to hold the Company's annual general meeting ($92,756 for the fiscal year ended April 30, 1999 as compared to $146,173 for the prior year); (v) increased professional fees due to increased legal and accounting requirements ($175,954 for the fiscal year ended April 30, 1999 as compared to $101,386 for the prior year); and (vi) decreased administrative salaries and consulting fees ($79,951 for the fiscal year ended April 30, 1999 as compared to $90,810 for the prior year) as a result of reduced activities.

During 1999, mineral properties were written down by the amount of $21,509. The total write down was attributable to: $21,508 on the Middlepits Property in Botswana, held through the Company's then 64.1% owned subsidiary, Vertex and $1 to completely write off the Marunda Wahau Property in Kalimantan, Indonesia.

As a result of the noted decrease in expenses and decrease in revenues, the net loss for the Company decreased to $604,729 (or $0.16 per share for the fiscal year ended April 30, 1999), from a net loss of $9,742,562 (or $2.62 per share for the fiscal year ended April 30, 1998).

During the fiscal year ended April 30, 1998, the Company wrote off the acquisition costs and exploration expenditures relating to the Middlepits Area, Botswana, and its Indonesian Properties in the amount of $8,814,621. This write-off resulted in a decrease in the Company's assets, and a large increase in the Company's aggregate deficit, as reflected in the Company's balance sheet as at April 30, 1998. The aggregate deficit amount of $12,714,493 shown on the Company's balance sheet as at April 30, 1998 is the consolidated figure.

The Company, as an Ontario corporation, is subject to the requirements of the Ontario Business Corporations Act (the "OBCA"), the governing corporate legislation in Ontario. The OBCA provides that a corporation may, by special resolution, reduce its stated capital for any purpose, including for the purpose of declaring its stated capital to be reduced by an amount that is not represented by realizable assets.

As a result of said charges, management of the Company determined that the Company's prior deficit did not reflect current realizable assets of the Company. As permitted under the OBCA, on October 30, 1998 the shareholders of the Company authorized and approved, by means of a special resolution, a reduction of $12,355,290 in the stated capital of the shares of Common Stock of the Company.

EFFECT OF INFLATION

In the Company's view, at no time during any of the last three fiscal years have inflation or changing prices had a material impact on the Company.

RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES

No money was spent during the last three financial years on Company-sponsored research and development activities.

TREND INFORMATION

Because of the change in the Company's business effective June 7, 2000 described above and elsewhere in this Annual Report, any trends related to the Company's prior business of exploiting mineral properties are not material to the Company's current business.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

       FRANK KOLLAR

       Mr. Frank Kollar has been appointed Chairman of the Board. Mr. Kollar founded InvestorLinks in June, 1997 and has been instrumental in creating the HTML design, planning, marketing and all routine duties of launching and maintaining InvestorLinks.com, one of the Internet's most respected and acclaimed financial content websites. As an IBM-trained COBOL programmer, he developed some of the first online criminal data systems for law enforcement and pioneered the use of computers mounted in patrol vehicles. From May, 1994 to November, 1998, Mr. Kollar was an Operations Manager with UNH, Inc.

     DATE OF BIRTH:  December 22, 1946

     POSITIONS:   Chairman of the Board and Director

     ROMAINE GILLILAND

     Mr. Romaine Gilliland has been appointed CEO and President of the Company. Mr. Gilliland is a Certified Public Accountant ("CPA") licensed in Virginia and Nevada and a member in both of the state societies for CPAs (NSCPA and VSCPA). Mr. Gilliland is also a member of the American Institute of Certified Public Accountants (AICPA). Since 1980, he has served in various executive capacities of privately-held companies, including Chief Financial Officer and Chief Operating Officer. In addition, since 1984, Mr. Gilliland has been a self-employed Certified Public Accountant. Mr. Gilliland has extensive experience in negotiating acquisitions and mergers.

     DATE OF BIRTH:   August 15, 1946

     POSITIONS:   President, Chief Executive and Financial Officer and Director

     ELIZABETH KIRKWOOD

     Ms. Kirkwood was the President and CEO of the Company from April, 1993 until June, 2000 and will provide guidance in the business of the Company as a reporting issuer. Ms. Kirkwood is a director, officer and principal shareholder of First Strike Diamonds Inc., formerly a subsidiary of the Company, which is involved in the exploration and development of diamond projects on Baffin Island, Nunavut and Botswana, Africa. Ms. Kirkwood is also a director, officer and principal shareholder of Oil Springs Energy Corp., a company listed on CDNX involved in exploration, development and production of oil and natural gas in Ontario and Alberta. Ms. Kirkwood is also a director, officer and shareholder of Intheloop.com Inc. and Crossbeam Ltd. which are privately-held Ontario companies involved in the design, maintenance and hosting of Internet Websites.

     DATE OF BIRTH:   June 24, 1949

     POSITION:   Director

     NAMES OF PUBLIC COMPANIES OF WHICH MS. KIRKWOOD IS OR HAS BEEN AN OFFICER, DIRECTOR OR BENEFICIAL OWNER OF MORE THAN A 10% VOTING POSITION:

          Intrepid Minerals Corporation
          Oil Springs Energy Corp.
          Canada's Choice Spring Water Inc.
          InvestorLinks.com Inc. (formerly Opus Minerals Inc.)
          First Strike Diamonds Inc. (formerly Vertex Ventures Inc.) Blue Heaven Resources Ltd.
          Golden Penguin Resources Inc.
          Van Ollie Explorations Ltd.
          Sandy Lake Explorations Ltd.

          Kirkton Resources Corp.
          Goldbrook Explorations Ltd.
          Castlewood Explorations Ltd.

     DETAILS ABOUT PRINCIPAL BUSINESS WHERE MS. KIRKWOOD HAS BEEN EMPLOYED OR PRIMARILY INVOLVED DURING THE LAST FIVE YEARS:

          President and CEO of the Company from April, 1993 until June 7, 2000.

          President and CEO of First Strike Diamonds Inc. since November 1994.

          Director and Officer of Oil Springs Energy Corp. since July, 1993.

          Director and Officer of Cogent Capital Corp. since February, 1990.

          Sole officer and director of Kirkwood Resource Developers Ltd. since February, 1989.

     Sandra J. Hall

     Ms. Hall has extensive experience in corporate financial administration and regulatory and investor communications for public companies. Ms. Hall has acted as the Comptroller of the Company since September, 1996. Ms. Hall has provided financial, administrative and executive services to several publicly traded companies independently since September, 1996. Prior to September, 1996 Ms. Hall was employed as an accountant at Duguay & Ringler Corporate Services, a company which provides corporate secretarial and accounting services to publicly traded companies.

     DATE OF BIRTH:   May 12, 1964

     POSITIONS:   Director

     NAMES OF PUBLIC COMPANIES OF WHICH MS. HALL IS OR HAS BEEN AN OFFICER, DIRECTOR OR BENEFICIAL OWNER OF MORE THAN A 10% VOTING POSITION:

          Rally Energy Corp.
          Engineering Power Systems Limited
          InvestorLinks.com Inc.

     DETAILS ABOUT PRINCIPAL BUSINESSES WHERE MS. HALL HAS BEEN EMPLOYED OR PRIMARILY INVOLVED DURING THE LAST FIVE YEARS:

          Comptroller of the Company since September 1996.
          Secretary of InvestorLinks.com Inc. since June 2000.
          Director of InvestorLinks.com Inc. since April 2000.
          President of Rally Energy Corp. since May 2000.
          Director of Rally Energy Corp. since June 1997.
          Director of Engineering Power Systems since December 1997.
          Secretary of Engineering Power Systems since July 1998.
          V P-Corporate Affairs of Engineering Power Systems since October 1999. Accountant employed by Duguay & Ringler Corp. since 1980.

     GEORGE STUBOS

     Mr. Stubos is a businessman employed by the Company. He was the Editor of The Insider Report from August 1999 to July 2000. The Insider Report, a widely read online publication, since 1994 has been the Internet's first and longest lasting stock market newsletter hosted by StockHouse.com.

     Mr. Stubos spent 7 years with a major independent brokerage firm as a registered representative establishing a significant retail clientele. He has participated in numerous IPO's and venture capital funding for junior companies.


     DATE OF BIRTH:   April 26, 1966

     POSITION:    Executive Vice President, Business Development, Secretary
                  and Director

     DETAILS ABOUT PRINCIPAL BUSINESSES WHERE MR. STUBOS HAS BEEN EMPLOYED OR PRIMARILY INVOLVED DURING THE LAST FIVE YEARS:

          Editor, The Insider Report, an independent financial newsletter featured on Stockhouse.com from August, 1999 to June, 2000.

          From March, 1997 to August, 1998, Corporate Finance Associate with The Investor Relations Group, Vancouver.

          April, 1992 to October, 1996, Investment Advisor with Canaccord Capital Corporation, Vancouver.

Frank Kollar and Romaine Gilliland are first cousins. There are no other family relationships between any two or more of the directors or senior management members named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.   COMPENSATION

COMPENSATION OF ELIZABETH J. KIRKWOOD

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than $100,000 in total salary and bonus for the fiscal year in question. The only executive officer of the Company for whom disclosure is required for the fiscal year ended April 30, 2000 is Ms. Elizabeth J. Kirkwood, a director and the former President and Chief Executive Officer/(1)/ of the Company.

The following table sets forth certain information with respect to Ms. Kirkwood's compensation for the financial years ended April 30, 2000, April 30, 1999 and April 30 1998:


     Annual Compensation                                                       Long Term
     -------------------                                                      Compensation
                                                                              ------------
                                                   Other Annual    Securities Under      All Other
     Year               Salary         Bonus       Compensation     Options/Granted     Compensation
---------------------------------------------------------------------------------------------------------
     2000               $85,000        Nil        $18,000/(2)/      30,000/50,000/(3)/   Nil
     1999               $85,000        Nil        $24,000/(2)/      60,000/0/(4)/        Nil
     1998               $83,649        Nil        $24,000/(2)/      60,000/0             Nil

Notes:  /(1)/  Ms. Kirkwood resigned as President and Chief Executive Officer effective June 6, 2000 and Mr. Romaine Gilliland was appointed President and Chief Executive Officer on the same date.
        /(2)/ These amounts represent management fees paid and accrued by the then 64% owned subsidiary of the Company, First Strike Diamonds Inc. (formerly: Vertex Ventures Inc.).
        /(3)/ On August 3, 1999, the Company granted to Ms. Kirkwood stock options to acquire up to 50,000 Common Shares of the Company, exercisable at $0.30 per share expiring on August 3, 2002. Of these options, Ms. Kirkwood exercised 20,000 on February 22, 2000.
        /(4)/ On August 3, 1999, Ms. Kirkwood released stock options to acquire 50,000 Common Shares and 10,000 Common Shares exercisable at $17.00 and $10.00 respectively.

The following table discloses the number and value of exercised and unexercised options held by Ms. Kirkwood during the fiscal year ending April 30, 2000:

                                                                 UNEXERCISED             VALUE OF UNEXERCISED
                          SECURITIES                           OPTIONS/SARS AT         IN-THE-MONEY OPTIONS/SARS
                         ACQUIRED ON        AGGREGATE          APRIL 30, 2000                AT APRIL 30, 2000
                           EXERCISE       VALUE REALIZED        EXERCISABLE/                 EXERCISABLE/
NAME                                                            UNEXERCISABLE                UNEXERCISABLE
------------------------------------------------------------------------------------------------------------------
Elizabeth J.                20,000           $60,000               30,000/0                    $90,000/0
Kirkwood
------------------------------------------------------------------------------------------------------------------


There is no employment contract between the Company or any of its subsidiaries and Ms. Kirkwood. As well, there is no compensatory plan or arrangement with respect to Ms. Kirkwood which results or will result from the resignation, retirement or any other termination of employment of Ms. Kirkwood's employment with the Company and its subsidiaries or from a change of control of the Company or any of its subsidiaries or a change in Ms. Kirkwood's responsibilities following a change of control.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Securities Act (Ontario) expressly excludes a stock option plan) during the financial year ended April 30, 2000.

Stock Option Plan

In 1995 a stock option plan was authorized for directors, officers and employees. The terms of the plan restrict options granted at any point in time to 10% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years.

Compensation of Directors During the Financial Year Ended April 30, 2000

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended April 30, 2000 for their services in their capacity as directors, although directors are entitled to $200 per meeting.

For the financial year ended April 30, 2000, Ms. Sandra Hall, the former Secretary and a director of the Company was compensated $13,500 for corporate secretarial and administrative services. Ms. Hall is compensated at an annual rate of $24,000.

For the financial year ended April 30, 2000, Mr. William Jarvis, a former director of the Company was paid consulting fees for exploration services rendered in the amount of $14,784.

For the financial year ended April 30, 2000, legal fees in the amount of $16,600 were paid to a law firm whose partner Mr. Richard Lachcik, was a former director of the Company.

During the financial year ended April 30, 2000, the Company granted to certain directors of the Company (excluding Ms. Kirkwood) a total of 110,000 stock options to acquire up to 110,000 Common Shares of the Company, exercisable at $0.30 per share expiring August 3, 2002. Of these stock options 80,000 were exercised on February 22, 2000 and the remaining 30,000 stock options were cancelled.

Pension and Retirement Benefits

The Company provides its employees with a simplified retirement benefit plan whereby the Company matches its employees' contributions up to the lesser of three percent of each employees' annual income or US$6,000.

C.   BOARD PRACTICES

During the fiscal year ended April 30, 2000 and until June 7, 2000, the Company's board of directors consisted of four persons. Elizabeth J. Kirkwood, Sandra J. Hall, William Jarvis, and Ian S. Davey served as directors until June 7, 2000, when Mr. Jarvis and Mr. Davey resigned from the board of directors, the number of directors was increased from four to five, and Frank Kollar, Romaine Gilliland, and George Stubos were appointed directors to fill the resulting vacancies. The current terms of each of the Company's directors began on October 27, 2000 and will expire on the date of the Company's 2001 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his or her name:

Frank Kollar:               June 7, 2000
Romaine Gilliland:          June 7, 2000
Elizabeth J. Kirkwood:      May 1993
Sandra J. Hall:             April 2000
George Stubos:              June 2000

Both Romaine Gilliland and Frank J. Kollar are parties to employment agreements with IL Data Corporation Inc., a wholly-owned subsidiary of the Company. Under the employment agreements, neither Mr. Gilliland nor Mr. Kollar can be terminated without cause, as defined in their agreements, prior to the expiration of their respective terms. Each employment agreement expires on May 31, 2002 and each has an initial base salary of US$60,000 per year.

The Company does not have a Remuneration Committee. The Company's Audit Committee consists of Romaine Gilliland, Elizabeth Kirkwood, and Sandra J. Hall. The Company's Audit Committee consists of three directors, two of whom are not officers or employees of the Company or any of its subsidiaries. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The Audit Committee reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.

D.      EMPLOYEES

The Company employed the following numbers of employees as of the dates set forth below:

                                10/31/00   4/30/00   4/30/99   4/30/98
                                --------   -------   -------   -------
Ontario, Canada:                    1         2         1         1
Charlottesville, Virginia:          7         0         0         0
                                    -         -         -         -
Total:                              8         2         1         1

None of the Company's employees is a member of a labor union. The Company does not employ temporary employees.

E.   SHARE OWNERSHIP

SHARE OWNERSHIP OF DIRECTORS (INCLUDING OPTIONS)

While the Company is required to state only the share ownership of Elizabeth J. Kirkwood, it has elected to provide additional disclosure regarding share ownership in this Annual Report. As of September 22, 2000, each of the Company's current directors reported to the Company that he or she owned the number of Common Shares of the Company designated beside his or her name below:

                                                       % of Issued & Outstanding
Name                      No. of Common Shares/(4)/        Common Shares/(5)/
----                      -------------------------    -------------------------
Frank Kollar:                 3,456,000(1)                         17.7%
Romaine Gilliland:            434,000(1)                           2.2%
Elizabeth J. Kirkwood:        635,685(2),(3)                       3.3%
Sandra J. Hall:               20,750                               .1%
George Stubos:                500,000                              2.6%

(1) Sierra Holdings Limited is the registered holder of 3,890,000 Common Shares, and is beneficially owned 88.84% by Frank Kollar and 11.16% by Romaine Gilliland.
(2) On August 3, 1999, the Company granted to Ms. Kirkwood stock options to acquire up to 50,000 Common Shares of the Company, exercisable at $0.30 per share expiring on August 3, 2002. Of these options, Ms. Kirkwood exercised 20,000 on February 22, 2000.
(3) On August 3, 1999, Ms. Kirkwood released stock options to acquire 50,000 Common Shares and 10,000 Common Shares exercisable at $17.00 and $10.00 respectively.
(4)  All Common Shares have the same voting rights.
(5) As of September 22, 2000, 19,524,576 Common Shares of the Company were issued and outstanding.

                            Options to Purchase No. of
Name                               Common Shares                Exercise Price                Expiration Date
----                        --------------------------          --------------                ---------------
Frank Kollar:                      290,000                         US$2.55                     June 30, 2005
Romaine Gilliland:                 110,000                         US$2.55                     June 30, 2005
Elizabeth J. Kirkwood:              30,000                         $0.30CDN                    August 3, 2002
(cont):                             18,000                         US$2.55                     June 30, 2005
Sandra J. Hall:                     45,000                         US$2.55                     June 30, 2005
George Stubos:                      90,000                         US$2.55                     June 30, 2005

STOCK OPTION PLAN

In 1995 a stock option plan was authorized for directors, officers and employees. The terms of the plan restricts options granted at any point in time to 10% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years.

OUTSTANDING OPTIONS - AGGREGATE DATA

The following table sets forth the outstanding options for the Company's Common Stock as of October 31, 2000.

                                                                                               Exercise        Expiration
Description                              Grant Date           Securities under Options           Price             Date
-------------------------------------------------------------------------------------------------------------------------
Director Stock Options/(1)/              08-03-1999              30,000 Common Shares         CDN $0.30       08-03-2002
-------------------------------------------------------------------------------------------------------------------------
Director Stock Options/(2)/              06-26-2000             553,000 Common Shares          US $2.55       06-30-2005
-------------------------------------------------------------------------------------------------------------------------
Employee Stock Options/(3)/              06-26-2000              24,000 Common Shares          US $2.55       06-30-2005
-------------------------------------------------------------------------------------------------------------------------
Advisory Board Stock Options/(4)/        06-26-2000             225,000 Common Shares          US $2.55       06-30-2005
-------------------------------------------------------------------------------------------------------------------------
Consultant Stock Options/(5)/            11-15-1999             300,000 Common Shares         CDN $0.90       11-15-2001
-------------------------------------------------------------------------------------------------------------------------
Consultant Stock Options/(6)/            06-26-2000             150,000 Common Shares          US $2.55       06-30-2002
-------------------------------------------------------------------------------------------------------------------------
Consultant Stock Options/(7)/            06-26-2000               9,000 Common Shares          US $2.55       06-26-2005
-------------------------------------------------------------------------------------------------------------------------

(1) These Directors Stock Options were granted on August 3, 1999, as part of a transaction in which the Company granted management stock options to purchase 200,000 shares of Common Stock at $0.30 CDN per share to certain officers, directors, employees and consultants of the Company. The market value of the Company's Common Stock as of the date of approval of the grants was $0.27 CDN.

(2) These Directors Stock Options were granted on June 26, 2000, as part of a transaction in which the Company granted stock options to purchase 586,000 shares of Common Stock at US$2.55 per share to certain officers, directors, employees and consultants of the Company. The market value of the Company's Common Stock as of the date of approval of these grants was US$2.53.

(3) These Employees Stock Options were granted on June 26, 2000, as part of a transaction in which the Company granted stock options to purchase 586,000 shares of Common Stock at US$2.55 per share to certain officers, directors, employees and consultants of the Company. The market value of the Company's Common Stock as of the date of approval of these grants was US$2.53. These stock options are subject to a vesting period, at the rate of 1/3 per year for the first three years.

(4) These Advisory Board Stock Options were granted on June 26, 2000. The market value of the Company's Common Stock as of the date of approval of these grants was US$2.53. These stock options are subject to a vesting period of one-year ending July 26, 2001. See Item 4B above for additional information regarding the Company's Advisory Board and the options granted to them on June 26, 2000.

(5) These Consultant Stock Options were granted on November 15, 1999. The market value of the Company's Common Stock as of the date of approval of this grant was $0.90 CDN.

(6) These Consultant Stock Options were granted on June 26, 2000. The market value of the Company's Common Stock as of the date of approval of this grant was US$2.50.

(7) These Consultant Stock Options were granted on June 26, 2000, as part of a transaction in which the Company granted stock options to purchase 586,000 shares of Common Stock at US$2.55 per share to certain officers, directors, employees and consultants of the Company. The market value of the Company's Common Stock as of the date of approval of these grants was US$2.53. These stock options are subject to a vesting period, at the rate of 1/3 per year for the first three years.

The total outstanding Common Share purchase options granted to Directors and Officers of the Company amounts to 583,000. As disclosed in the Management Information Circular made available to the shareholders of the Company and to the public, on August 3, 1999, the Company granted to Elizabeth Kirkwood, President and Chief Executive Officer of the Company/(1)/ for the financial years ended April 30, 2000, April 30, 1999 and April 30, 1998, stock options to acquire up to 50,000 Common Shares of the Company, exercisable at $0.30 per share expiring on August 3, 2002. Of these options, Ms. Kirkwood exercised 20,000 on February 22, 2000.

/(1)/ Ms. Kirkwood resigned as President and Chief Executive Officer of the
      Company effective June 6, 2000.

OUTSTANDING WARRANTS - AGGREGATE DATA

The following table sets forth the outstanding share and unit warrants as of October 31, 2000:

                                                           Securities            Exercise        Expiration
Description                            Grant Date         under Options           Price             Date
-------------------------------------------------------------------------------------------------------------
2000 Placement Warrants/(1)/           08-08-2000            680,000             US$3.00        08-08-2002
-------------------------------------------------------------------------------------------------------------

/(1)/ The 2000 Placement Warrants were issued in August of 2000, in a private placement of 680,000 Units (the "Placement Units"). Each of the Placement Units is comprised of one share of Common Stock, and one warrant to purchase one share of Common Stock, at a purchase price of US$3.00 per share, until August 8, 2002.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table discloses all major shareholders holding 5% or more of the Company's issued and outstanding shares of Common Stock as of August 10, 2000. None of the major shareholders have different voting rights.

RECORD OWNER         BENEFICIAL                 # OF SHARES OF       %AGE OF ISSUED AND     SIGNIFICANT
                     OWNER(S)                   COMMON STOCK         AND OUTSTANDING        CHANGES IN %AGE
                                                HELD                 SHARES OF              OWNERSHIP HELD
                                                                     COMMON STOCK           DURING PAST
                                                                     HELD                   THREE YEARS
------------------------------------------------------------------------------------------------------------------
Sierra Holdings      Frank Kollar and               3,890,000                19.9%          Acquired June 6,
 Limited             Romaine Gilliland                                                      2000
------------------------------------------------------------------------------------------------------------------
Stockhouse Media     Unknown                        1,500,000                7.7%           Acquired August 9,
 Corporation                                                                                2000
------------------------------------------------------------------------------------------------------------------

The following table discloses the geographic distribution of the holders of record of the Company's Common Stock as of August 10, 2000:

                             Number of           Number of Shares          Percentage of         Percentage of
Country                      Shareholders                                  Shareholders          Shares
---------------------------------------------------------------------------------------------------------------------
Canada                           1,049              11,393,299                   89.81%                   58.35%
---------------------------------------------------------------------------------------------------------------------
USA (host country)               107                1,610,072                    9.16%                    8.25%
---------------------------------------------------------------------------------------------------------------------
Australia                        4                  1,200                        0.34%                    0.01%
---------------------------------------------------------------------------------------------------------------------
Bahamas                          3                  1,635,000                    0.26%                    8.37%
---------------------------------------------------------------------------------------------------------------------
Bermuda                          1                  3,890,000                    0.09%                   19.92%
---------------------------------------------------------------------------------------------------------------------
Denmark                          1                  5                            0.09%                    0.00%
---------------------------------------------------------------------------------------------------------------------
Botswana                         1                  40,000                       0.09%                    0.20%
---------------------------------------------------------------------------------------------------------------------
Belize                           1                  477,500                      0.09%                    2.45%
---------------------------------------------------------------------------------------------------------------------
BWI                              1                  477,500                      0.09%                    2.45%
---------------------------------------------------------------------------------------------------------------------
TOTAL                            1,168              19,524,576
---------------------------------------------------------------------------------------------------------------------

The Company may be indirectly controlled by Sierra Holdings Limited, which holds 19.9% of the Company's issued and outstanding shares of Common Stock.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS SINCE MAY 1, 1999

No insider of the Company, as defined in the Securities Act (Ontario),/(1)/ or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Company's financial year ended April 30, 2000 or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries except as disclosed elsewhere in this Annual Report. During the financial year ended April 30, 2000, (a) the Company paid to 1014620 Ontario Inc. $30,000 and $19,000 for, respectively, executive office rent, accounting and corporate administrative services, and (b) the Company's former subsidiary, First Strike, paid to 1014620 Ontario Inc. $9,000 and $7,200 for, respectively, executive rent and accounting and corporate secretarial services. Ms. Kirkwood, a director of the Company, is the sole officer and director, and she beneficially owns 25% of the outstanding shares of 1014620 Ontario Inc. Ms. Kirkwood serves on the Board of Directors of Stroud Resources Ltd., a company in which the Company holds a minority interest as a passive investment. In addition, after June 7, 2000 the Company engaged the accounting firm of Romaine E. Gilliland, C.P.A. to undertake certain accounting services on behalf of the Company at the rate of US$35 per hour. Through October 31, 2000, the highest monthly payment to Mr. Gilliland's accounting firm was less than US$250.

                     ___________________

Note:     (1)  The definition of "insider" contained in the Securities Act
(Ontario) includes every director or senior officer of the Company, every director or senior officer of a company that is itself an insider or subsidiary of the Company and any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding Common Shares of the Company.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

See the Consolidated Financial Statements and Exhibits listed in Item 17 hereof and filed as a part of this Annual Report.

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A(4).  PRICE HISTORY

PRICE HISTORY IN THE CANADIAN MARKET

The Common Stock of the Company is listed on The Canadian Dealing Network Inc., commonly known as the CDN, under the symbol "IVLK" and CUSIP #461459109. The following table sets forth the reported high and low sale prices and, as applicable, the volume of trading of the Company's Common Shares as reported by the CDN for the periods indicated:

                          PERIOD                          HIGH              LOW               VOLUME
                          ------                          ----              ---               ------

                          Past 6 Calendar Months
                          ----------------------
2000:                     September....................   $3.70            $3.00               37,800
                          August.......................    4.70             3.75              519,300
                          July.........................    3.75             2.80                9,900
                          June.........................    4.25             3.00              205,420
                          May..........................    2.75             2.45                6,100
                          April........................    3.00             1.75               49,930

                          Quarterly Data Since Q1
                          1999
                          -----------------------------
2001:                     Second Quarter (10/31/00)....    4.70             3.00              557,100
                          First Quarter (7/31/00)......    4.25             2.45              221,420

2000:                     Fourth Quarter (4/30/00).....    4.00             1.75            1,524,477
                          Third Quarter (1/31/00)......    4.00             0.90            1,701,043
                          Second Quarter (10/31/99)....    0.90             0.27              606,066
                          First Quarter (7/31/99)......    0.40             0.25               93,707

1999:                     Fourth Quarter (4/30/99).....    0.45             0.07            4,229,849
                          Third Quarter (1/31/99)......    0.55             0.15            4,478,092
                          Second Quarter (10/31/98)....    0.33             0.14            6,589,119
                          First Quarter (7/31/98)......    0.53             0.28            2,459,232

2000:                     FYE 4/30/00:.................    4.05             0.25            3,011,791
1999:                     FYE 4/30/99:.................    0.55             0.07           17,756,293
1998:                     FYE 4/30/98:.................    2.40             0.20           47,557,327
1997:                     FYE 4/30/97:.................    4.75             0.75           77,319,214
1996:                     FYE 4/30/96:.................    3.15             0.50           24,595,003

On March 3, 2000, when the Company announced the pending transaction with IL Data Corporation, the Company's Common Shares were removed from the visible
quotation provided by the Canadian Dealing Network Inc. ("CDN").   This was
because the transaction represented a change in control, a change in business and a change of name for the Company. The IL Data Corporation transaction was completed on June 7, 2000, the name change occurred on July 25, 2000, and the Company filed an application for quotation with CDN on August 11, 2000. As of October 31, 2000, final approval of the application had not been granted by CDN.

In the meantime, some companies that were quoted on CDN were invited to apply for listing on the Canadian Venture Exchange ("CDNX"). The Company made the application for listing on the CDNX and has filed the necessary documentation, and it is expected that upon CDN's approval of the quotation application, the shares of the Company will be listed on Tier 3 of CDNX.

As part of the reorganization of Canada's securities marketplace initiated last year, CDNX was to become the sole junior exchange in Canada. As a result, eligible CDN companies that have made application to CDNX moved off the CDN at market close on Friday, September 29, 2000, and onto a newly created Tier 3 category at CDNX.

Tier 3 was established as a transitional step to move CDN quoted companies to Tiers 1 or 2 on CDNX's prescribed auction market. The transfer of these quoted companies from CDN to CDNX was agreed to as part of the overall Canadian securities market restructuring. CDNX plans to put the Tier 3 quoted companies through a complete review by the end of the year to ensure they are able to meet the tier maintenance requirements of Tier 2 companies. Tier 3 companies that do not meet Tier 2 maintenance requirements will have up to 18 months following a review to take the necessary steps to meet these requirements.

On Friday, October 6, 2000, the new Canadian Unlisted Board ("CUB") commenced operations of a Web-based trade reporting system starting Monday, October 10, 2000. CUB will maintain these CDN "reported" trades in its capacity as agent for the Ontario Securities Commission ("OSC"). CUB will provide monitoring and surveillance services to the OSC for trading in securities reported through the over-the-counter (OTC) system; however, enforcement will remain with the OSC.

PRICE HISTORY IN THE UNITED STATES MARKET

The Common Stock of the Company is also traded over-the-counter on the NASD Electronic Bulletin Board under the symbol "IVLKF." The following table sets forth the reported high and low bid prices and volume of trading of the Common Shares as reported by the NASD for the fiscal periods indicated (the Common Stock commenced trading on the NASD Electronic Bulletin Board in February 1997). Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                          PERIOD                          HIGH              LOW               VOLUME
                          ------                          ----              ---               ------

                          Past 6 Calendar Months
                          ----------------------
2000:                     September....................   2.750            1.750             308,500
                          August.......................   3.375            2.250           1,754,600
                          July.........................   2.781            2.250             432,800
                          June.........................   2.906            1.375           3,639,500
                          May..........................   1.937            1.125             182,900
                          April........................   2.500            1.250             310,700

                          Quarterly Data Since Q1
                          1999
                          -----------------------------
FISCAL 2001:              Second Quarter (10/31/00)....   3.375            1.250           2,345,400
                          First Quarter (7/31/00)......   2.906            1.125           4,255,200

FISCAL 2000:              Fourth Quarter (4/30/00).....   3.062            1.250             751,800
                          Third Quarter (1/31/00)......   2.705            0.570             457,400
                          Second Quarter (10/31/99)....   0.625            0.150           1,396,400
                          First Quarter (7/31/99)......   0.800            0.150              87,200

FISCAL 1999:              Fourth Quarter (4/30/99).....   0.290            0.050           1,062,000
                          Third Quarter (1/31/99)......   0.320            0.070           1,606,000
                          Second Quarter (10/31/98)....   0.210            0.062             774,000
                          First Quarter (7/31/98)......   0.437            0.187             815,000

2000:                     FYE 4/30/00:.................   3.062            0.150           2,692,800
1999:                     FYE 4/30/99:.................   0.437            0.050           4,257,000
1998:                     FYE 4/30/98:.................   1.875            0.200           7,066,000
1997:                     FYE 4/30/97:.................   N/A*
1996:                     FYE 4/30/96:.................   N/A*

   * The Company's Common Stock did not trade on the NASD Bulletin Board prior to February, 1997.

The Company's Common Stock is not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company's Common Stock is issued in registered form and the following information is taken from the records of Equity Transfer Services, Inc. (located in Toronto, Ontario, Canada), the registrar and transfer agent for the Common Stock.

As of August 10, 2000, the stockholders' list for the Company's Common Stock showed 1,168 registered stockholders and 19,524,576 shares outstanding. Since a portion of the Company's stock is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot estimate the total number of beneficial holders of its Common Stock. For the same reason the Company is unaware of how many of its outstanding shares of Common Stock are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of August 10, 2000, 107 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 1,610,072 of the issued and outstanding Common Shares representing approximately 9.16% of the total issued and outstanding shares of Common Stock as of such date.

C.  MARKETS

See Item 9A(4) above.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's corporation number as assigned by the Ontario Ministry of Consumer and Commercial Relations is 1028514. The Company's Articles of Amalgamation do not contain the Company's purpose or its objectives, as neither is required under the laws of Ontario.

No director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Bylaws, Paragraph 17). Neither the Articles of Amalgamation nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). The board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company. (Bylaws, Paragraph 38). Neither the Articles of Amalgamation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

A description of the rights, preferences and restrictions attached to each class of the Company's shares as set forth in the Company's Articles of Amalgamation follows:

The Company's Articles of Amalgamation provide that the Company is authorized to issue an unlimited number of Common Shares ("Common Shares") and an unlimited number of Special Shares ("Special Shares"). Of the Special Shares, the Company has designated a class of up to 500,000 Preference Shares ("Preference Shares"). While the Company has issued Common Shares, it has not issued any Preference Shares or other Special Shares.

Dividend Rights. The Company's Articles of Amalgamation provide that no dividends shall be declared, set aside, or paid on the Preference Shares. Thus, only holders of Common Shares are entitled to be paid dividends under the Company's current Articles of Amalgamation.

Voting Rights. Neither the Company's Articles of Amalgamation nor its Bylaws provide for the election or reelection of directors at staggered intervals. The holders of Common Shares and Preference Shares have equal voting rights at meetings of the Company's shareholders.

Rights to Share in the Company's Profits.  See "Dividend Rights" above.

Rights to Share in Any Surplus in the Event of Liquidation. Under the Company's Articles of Amalgamation, upon the dissolution, winding up or liquidation of the Company, holders of preference shares are entitled to receive a sum equivalent to the amount paid for the Preference Shares prior to any distribution to the holders of Common Shares or shares ranking junior to the Preference Shares. Holders of Preference Shares are not entitled to share in any further distribution of the assets or property of the Company. Holders of the Common Shares are entitled to receive the remaining property of the Company upon dissolution.

Redemption Provisions. Under the Company's Articles of Amalgamation, the Company, when redeeming shares:

 . Shall not redeem Preference Shares prior to the expiration of five years from the issuance date without the prior consent of the holder of the Preference Shares to be redeemed;

 . Shall, at least thirty days prior to the redemption date, mail a notice to all registered holders of Preference Shares stating its intention to redeem such shares. The notice shall set forth the redemption price, the date on which redemption is to occur, and the number of the holder's shares that are to be redeemed. If only a portion of the holder's shares is to be redeemed, the Company shall issue such holder a new certificate for the balance of such shares. After the redemption date, the holders shall not be entitled to exercise any rights of shareholders unless the Company failed to pay the redemption price;

 . May at any time, with the consent of the holder, purchase for cancellation all or part of the Preference Shares; and

 . The Company may purchase any of its issued Common Shares subject to the provisions of the Ontario Business Corporations Act.

Sinking Fund Provisions. Neither the Company's Articles of Amalgamation nor its Bylaws contain sinking fund provisions.

Liability to Further Capital Calls by the Company. Neither the Company's Articles of Amalgamation nor its Bylaws contain provisions allowing the Company to make further capital calls with respect to any shareholder of the Company.

Discriminatory Provisions Based on Substantial Ownership. Neither the Company's Articles of Amalgamation nor its Bylaws contain provisions which discriminate against any existing or prospective holders of securities as a result of such shareholder owning a substantial number of shares.

Miscellaneous Provisions. Under the Company's Articles of Amalgamation, holders of Preference Shares shall not be entitled to sell, assign, transfer or dispose of Preference Shares without the previous, express consent of the directors and the prior written consent of the Ontario Securities Commission. In the event the Company were to pay dividends on the issued and outstanding shares, the dividend must be claimed within six years of the payment date and payment shall be forfeited and shall revert to the Company.

Neither the Articles of Amalgamation nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed. The general provisions of the Ontario Business Corporations Act apply to this process, and require shareholder meetings and independent voting for such changes.

Annual general meetings of the Company's shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 45). Special meetings of the Company's shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if a director, a Vice-President who is a director, or the board of directors. (Bylaws, Paragraph 46). Shareholders of record must be given notice of such special meeting not less than 33 days nor more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph
47). The Company's board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Paragraph 51). However, as a result of Ontario securities laws applicable to the Company, the record date must be at least 35 days prior to the meeting date. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company's directors, the Company's auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 50).

Neither the Articles of Amalgamation nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon.

There is no provision of the Company's Articles of Amalgamation or Bylaws that would delay, defer or prevent a change in control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries). The Company's Bylaws do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed. With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law. Neither the Articles of Amalgamation nor Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by law.

C.  MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company's group is a party, for the two years immediately preceding the publication of this Annual Report:

----------------------------------------------------------------------------------------------------------------------------
      DATE             PARTIES               TYPE                TERMS AND CONDITIONS                CONSIDERATION
----------------------------------------------------------------------------------------------------------------------------
Oct. 12, 1999      Company and Taurus      Agency             Taurus agrees to coordinate the       Commission of 7%, or
                   Capital Markets Ltd.    Agreement          offering of  3,000,000 units of       $52,500 and 300,000
                   ("Taurus")                                 the Company for sale by private       compensation warrants,
                                                              placement, each unit consisting       each warrant exercisable
                                                              of one Common Share and one           to purchase one Unit for
                                                              common share purchase warrant         $0.25 per Unit.  Taurus
                                                              for $0.25 per unit ("Unit).           has exercised all of its
                                                              Each Common Share purchase            compensation warrants.
                                                              warrant is exercisable at the
                                                              price of $0.35 per share on or
                                                              before October 23, 2001.

----------------------------------------------------------------------------------------------------------------------------
Nov. 15, 1999      Company and Investor    Consulting         IRG agrees to provide consulting      $15,000 per month
                   Relations Group         Agreement          services to the Company for a
                   (Ontario) Inc.                             period of one year ending
                   ("IRG")                                    November 15, 2000 with a one
                                                              year renewal option (See Item 4B
                                                              - "Agreement with Investor
                                                              Relations Group")
----------------------------------------------------------------------------------------------------------------------------
Nov. 15, 1999      Company and IRG         Stock Option       Company granted IRG options to        At the date of the
                                           Agreement          purchase up to 300,000 Common         agreement the options had
                                                              Shares at $0.90 per share on or       no value.
                                                              before November 30, 2001 (See
                                                              Item 4B - "Agreement with
                                                              Investor Relations Group")
----------------------------------------------------------------------------------------------------------------------------
January 17, 2000   Company and Vertex      Acquisition        Company transferred and assigned      $940,000
                   Ventures Inc.           Agreement          all of its interest in the
                   ("Vertex")                                 Baffin Island Project, the Gope
                                                              Project and converted $265,000
                                                              of indebtedness to Vertex for
                                                              common shares of Vertex valued
                                                              at $0.15 per share  (See Item 4B
                                                              -"Sale of Assets to Vertex
                                                              Ventures Inc.")
----------------------------------------------------------------------------------------------------------------------------
June 6, 2000       Company, IL Data        Securities         Company acquired all of the           $1,700,000 in Common
                   Canada, Inc. ("IL       Exchange           shares of IL Data which               Shares of the Company.
                   Data") and the          Agreement          indirectly owns and operates the
                   shareholders of IL                         Internet investment site
                   Data Canada, Inc.                          www.InvestorLinks.com


----------------------------------------------------------------------------------------------------------------------------
June 26, 2000      Company and IRG         Amendment to       Parties agreed to increase            $5,000 per month
                                           Consulting         monthly fee to US$20,000 and to
                                           Agreement dated    extend term of agreement to July
                                           Nov. 15, 1999      1, 2001, with a one year renewal
                                                              option. (See Item 4B -
                                                              "Agreement with Investor
                                                              Relations Group")
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
June 26, 2000      Company and IRG         Stock Option       Company granted IRG options to      At the date of the
                                           Agreement          purchase up to 150,000 Common       agreement the options had
                                                              Shares at US$2.55 per share on      no material value because
                                                              or before June 30, 2002 (See        the market value of the
                                                              Item 4B - "Agreement with           Common Shares was US$2.53.
                                                              Investor Relations Group")
----------------------------------------------------------------------------------------------------------------------------
June 26, 2000      Company and             Stock Option       Company granted to officers,        At the date of the
                   officers, directors     Agreements         directors and employees options     agreements, the options
                   and employees of                           to purchase up to 566,000 Common    had no material value
                   Company                                    Shares at US$2.55 per share on      because the market value
                                                              or before June 30, 2005 (See        of the Common Shares was
                                                              Item 6E - "Outstanding Options")    US$2.53.

----------------------------------------------------------------------------------------------------------------------------
June 26, 2000      Company and Messrs.     Consulting and     The consultants agreed to sit on    At the date of the
                   Carusone, Livadas,      Advisory Board     Company's Advisory Board and        agreements, the market
                   Johnson and Ms. Wood    Agreements         Company agreed to grant stock       value of the Common
                                                              options to purchase up to           Shares was US$2.53.
                                                              225,000 Common Shares at US$2.55
                                                              per share on or before June 26,
                                                              2005 (See Items 4B - "Advisory
                                                              Committee" and 6E - "Outstanding
                                                              Options")
----------------------------------------------------------------------------------------------------------------------------
August 2, 2000     Company and              Subscription       Stockhouse subscribed for           US$3,375,000
                   Stockhouse Media         Agreement          1,500,000 Common Shares of the
                   Corp. ("Stockhouse")                        Company at US$2.25 to be
                                                               satisfied by providing services
                                                               to the Company over a two year
                                                               period (See Item 4B -
                                                               "Agreements with Stockhouse
                                                               Media")

-----------------------------------------------------------------------------------------------------------------------------
August 2, 2000     Company and              Services           Stockhouse sets out the services    See description of
                   Stockhouse               Agreement          and functions to be performed by    Subscription Agreement
                                                               Stockhouse to earn the 1,500,000    between Company and
                                                               Common Shares of the Company        Stockhouse Media Corp.
                                                               referred to above. (See Item 4B     above.
                                                               - "Agreements with Stockhouse
                                                               Media")

-----------------------------------------------------------------------------------------------------------------------------
August 8, 2000     Company and Ming         Subscription       Ming subscribed for 680,000         US$1,530,000
                   Capital Enterprises      Agreement          units of the Company for US$2.25
                   Ltd.                                        per unit.  Each unit consists of
                   ("Ming")                                    one Common Share and one Common
                                                               Share purchase warrant
                                                               exercisable at the price of
                                                               US$3.00


-----------------------------------------------------------------------------------------------------------------------------
August 8, 2000     Company and Ming         Warrant            Certificate evidencing right of     Nil
                                            Certificate        Ming to purchase 680,000 Common
                                                               Shares at the price of US$3.00
                                                               on or before August 8, 2002
-----------------------------------------------------------------------------------------------------------------------------

D.  EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of Common Stock of the Company, other than withholding tax requirements (see "Item 7 -- Taxation").

Except as provided in the Investment Canada Act, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the Common Stock of the Company.

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where:
(i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

As applied to an investment in the Company, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

DIVIDENDS

Dividends paid on the Common Shares of the Company to a non-resident holder will be subject to withholding tax under the ITA. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

A non-resident shareholder of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of Common Shares of the Company unless the Common Shares represent "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA. A Common Share of the Company will be taxable Canadian property to a non-resident shareholder if, at any time during the period of five years immediately preceding the disposition, the non-resident shareholder and/or persons with whom he or she did not deal at arm's length owned not less than 25% of the issued shares of any class or series of the Company. There are other circumstances in which the Common Shares of the Company will be taxable Canadian property to a non-resident holder.

Non-resident shareholders should consult their Canadian tax advisors about whether the Common Shares are taxable Canadian property to them. In the case of a non-resident shareholder to whom Common Shares of the Company represent taxable Canadian property, relief from Canadian income tax under the Treaty may be available.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company. This discussion does not address all potentially relevant federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of Common Shares of the Company who is a citizen or legal resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporation. A U.S Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.
There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.
For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by the U.S. Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of these two alternative tax regimes as applied to U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner (an "Electing U.S. Shareholder") to treat the Company as a Qualified Election Fund ("QEF"), as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his or her Common Shares (or deemed to be realized on the pledge of his or her Common Shares) as capital gain; (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedure with which a U.S. shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholder's holding period in which the Company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) (under the rules of (S)1291 (discussed below), any gain that he would otherwise recognize if the U.S. shareholder sold his or her stock on the application date or (ii) if the Company is a controlled foreign corporation, the U.S. shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.
U.S. shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and earnings invested in "excess passive assets" (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code, a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's Ontario offices located at Suite 745, 100 King Street West, Toronto, Ontario M5X 1E2.

I.  SUBSIDIARY INFORMATION

InvestorLinks.com, formed in 1997, is now owned 100% by IL Data Corporation, Inc. which is owned 100% by IL Data Canada, Inc. which is owned 100% by the Company.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.  The Company is a small business issuer.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III
                                    --------

ITEM 17.  FINANCIAL STATEMENTS

These financial statements which follow were prepared in accordance with Canadian Generally Accepted Accounting Principles and are expressed in Canadian dollars. Such financial statements differ in certain respects from United States Generally Accepted Accounting Principles (see "Item 3A -- Selected Financial Data"). The financial statements include the following:

     (i)    Auditors' Report

     (ii)   Consolidated Balance Sheets at April 30, 2000 and 1999

     (iii) Consolidated Statements of Operations and Deficit for the three years ended April 30, 2000, 1999 and 1998

     (iv) Consolidated Statements of Changes in Cash Flow for the three years ended April 30, 2000, 1999 and 1998

     (v)    Summary of Significant Accounting Policies

     (vi)   Notes to Consolidated Financial Statements

               Investorlinks.com Inc.
               (Formerly Opus Minerals Inc.)

               Consolidated Financial Statements
               For the years ended April 30, 2000, 1999 and 1998
               (expressed in Canadian dollars)

                            Investorlinks.com Inc.
                            (Formerly Opus Minerals Inc.)
                            Consolidated Financial Statements
                            For the years ended April 30, 2000, 1999 and 1998 (expressed in Canadian dollars)





                                                            Contents
--------------------------------------------------------------------

Auditors' Report                                                78

Consolidated Financial Statements
 Balance Sheets                                                 79
 Statements of Operations and Deficit                           80
 Statements of Cash Flows                                       81
 Summary of Significant Accounting Policies                     82
 Notes to Financial Statements                                  83

--------------------------------------------------------------------------------
                                                                Auditors' Report
--------------------------------------------------------------------------------



To the Shareholders of
Investorlinks.com Inc.
(Formerly Opus Minerals Inc.)

We have audited the consolidated balance sheets of Investorlinks.com Inc. (formerly Opus Minerals Inc.) as at April 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2000 in accordance with generally accepted accounting principles in Canada.



(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
July 28, 2000, except Note 11, as to August 8, 2000

=====================================================
                               Investorlinks.com Inc.
                          (Formerly Opus Minerals Inc
                          Consolidated Balance Sheets
                      (expressed in Canadian dollars)

April 30                            2000      1999
-----------------------------------------------------
Assets

Current
 Cash                          $   19,819  $  123,990
 Short term investments           743,148     888,913
 Accounts receivable               85,262      34,377
 Prepaid expenses                  12,552         236
                               ----------  ----------
                                  860,781   1,047,516

Investments (Note 1)              576,430     407,163
Mineral properties (Note 2)             -   3,293,887
Capital assets (Note 3)             9,553       5,494
                               ----------  ----------
                               $1,446,764  $4,754,060
=====================================================

Liabilities and Shareholders' Equity

Current
 Accounts payable             $    70,012  $  209,830
                               ----------  ----------
Shareholders' equity
 Share capital (Note 4)         6,222,102   5,491,102
 Contributed surplus               17,060      17,060
 Deficit                       (4,862,410)   (963,932)
                               ----------  ----------
                                1,376,752   4,544,230
                               ----------  ----------
                              $ 1,446,764  $4,754,060
=====================================================

On behalf of the Board:


/s/ Romaine E. Gilliland         Director
-----------------------------



/s/ Sandra J. Hall               Director
------------------------

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

===============================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                               Consolidated Statements of Operations and Deficit
                                                 (expressed in Canadian dollars)

--------------------------------------------------------------------------------

For the years ended April 30                        2000          1999          1998
----------------------------------------------------------------------------------------
Revenue
 Interest income                               $    39,043   $     76,282   $    112,086
 Foreign exchange gain (loss)                       (5,198)         7,308              -
                                               -----------------------------------------
                                                    33,845         83,590        112,086
                                               -----------------------------------------

Expenses
 Administrative salaries and consulting            111,366         79,951         90,810
 Amortization                                        1,310          1,374          1,717
 General and administrative                        139,900        141,558        255,439
 Insurance                                           7,991          8,676          8,401
 Investor relations                                116,313         88,255        338,846
 Professional fees                                  91,361        175,954        101,386
 Shareholder information and annual meeting         99,396         92,756        146,173
 Transfer agent fees                                17,266         25,859         18,594
 Travel                                             15,769         30,417         72,619
 Write down of investment                                -         22,010        244,195
 Write down of marketable securities                     -              -            490
 Write down of mineral properties                2,952,815         21,509      8,814,621
                                               -----------------------------------------
                                                 3,553,487        688,319     10,093,291
                                               -----------------------------------------
Loss before undernoted items                    (3,519,642)      (604,729)    (9,981,205)

Non-controlling interest in net loss
  of subsidiary                                          -              -        238,643
                                               -----------------------------------------
Net loss for the year                           (3,519,642)      (604,729)    (9,742,562)

Deficit, beginning of year                        (963,932)   (12,714,493)    (2,971,931)

Dividends                                         (378,836)             -              -

Reduction to stated capital (Note 4(b))                  -     12,355,290              -
                                               -----------------------------------------
Deficit, end of year                           $(4,862,410)  $   (963,932)  $(12,714,493)
========================================================================================
Loss per share (Note 5)                        $     (0.64)  $      (0.16)  $      (2.62)
========================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                           Consolidated Statements of Cash Flows
                                                 (expressed in Canadian dollars)

For the years ended April 30                                 2000         1999          1998
-----------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities
 Net loss for the year                                   $(3,519,642)  $ (604,729)  $(9,742,562)
 Adjustments to reconcile net loss to net cash
   provided by operating activities
   Non-controlling interest in loss of subsidiary                  -            -      (238,643)
   Amortization                                                1,310        1,374         1,717
   Write down of investments                                       -       22,010       244,685
   Write down of mineral properties                        2,952,815       21,509     8,814,621
   Changes in non-cash current assets and liabilities
    Increase (decrease) in accounts payable                 (139,818)      30,276      (192,140)
    Decrease (increase) in other assets                       (1,910)       2,384       (22,808)
                                                         --------------------------------------
                                                            (707,245)    (527,176)   (1,135,130)
                                                         --------------------------------------
Investing activities
 Advances                                                          -            -        38,801
 Mineral properties and exploration expenditures            (268,322)    (825,104)   (2,815,412)
 Short term investments                                      145,765    1,253,117     3,363,325
 Investments acquired                                              -     (400,000)            -
 Purchase of capital assets                                   (5,369)           -             -
                                                         --------------------------------------
                                                            (127,926)      28,013       586,714
                                                         --------------------------------------
Financing activities
 Issuance of common shares, net of issue costs               731,000      400,000       462,500
                                                         --------------------------------------

Decrease in cash during the year                            (104,171)     (99,163)      (85,916)

Cash, beginning of year                                      123,990      223,153       309,069
                                                         --------------------------------------
Cash, end of year                                        $    19,819   $  123,990   $   223,153
===============================================================================================

  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

Nature of Business      Investorlinks.com Inc. (the "Company") was incorporated
                        under the laws of Ontario. The Company's business focus was in Botswana and Canada as disclosed in Note 2.
                        During the year, the Company divested itself of its mineral properties and has changed its business focus subsequently (See Note 11(b)).

                        Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of Consolidation  The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, TNK Resources Area 1 (Proprietary) Limited, as well as Area 2 and Area 3, up to April 11, 2000 the date the wholly-owned subsidiaries were sold (See Note 2(b)). The consolidated financial statements also include the 64.1% subsidiary up to April 11, 2000 when its interest was diluted to 26.3%. After April 11, 2000 the investment is recorded on the equity method. The investment was sold subsequent to year end (Note 11(d)). Its former 64.1% owned subsidiary was First Strike Diamonds Inc. (formerly Vertex Ventures Inc.).

Mineral Properties      Mining claims are carried at cost until they are brought
                        into production at which time they are depleted on a unit-of-production basis. Exploration expenditures relating to mining claims are deferred until the mining claims are brought into production at which time they are depleted on a unit-of-production basis or the balance thereof written off should the property be disproven by exploration or abandoned. These assets are not intended to represent present or future value.


Capital Assets          Capital assets are recorded at cost less accumulated
                        amortization. Amortization is provided on computer equipment on a 20% declining balance basis.


Long Term Investments   Long term investments over which the Company does not
                        exercise significant influence are recorded at cost less any write down for impairment that is other than temporary.

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------


Foreign Currency Translation  Foreign currency accounts are translated to
                              Canadian dollars as follows:

                              At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Financial Instruments         Unless otherwise noted, it is management's opinion
                              that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

                              The carrying amounts of the Company's current financial instruments approximate fair value because of the short term maturity of these instruments. The fair value of the long term investments is disclosed in Note 1.

                              Included in short term investments is a term deposit in the amount of $718,803 (1999 - $863,334) with an interest rate of 5% maturing in April 2001 and a GIC in the amount of $24,345 (1999 - $25,579) with an interest rate of 4.50% maturing March 2001 which secures four letters of credit to guarantee work commitments (see Note 2(b)). On May 29, 2000 assessment reports for the work completed were filed and the letters of credit were returned.

Stock Compensation Plan       The Company has three stock-based compensation
                              plans, which are described in Note 4. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option is charged to retained earnings.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)


April 30, 2000 and 1999
--------------------------------------------------------------------------------

1. Investments

                                                                      2000      1999
                                                                    ------------------
  At Cost
  91,706 common shares of Oil Springs Energy Corp.
    (cost $215,510; quoted market value: 2000 - $9,172;
    1999 - $5,502)                                                  $  5,502  $  5,502

  4,000,000 common shares of Stroud Resources Ltd. ("Stroud")
    (representing 12.6% of the outstanding common shares:
    quoted market value: 2000 - $420,000; 1999 - $640,000)           399,600   399,600

  400,000 common share purchase warrants of Stroud, exercisable for one common share for each warrant at $0.15 per share,
    expiring May 15, 2000                                                400       400

  30,174 common shares of Maxill Inc.
    (quoted market value: 2000 - $6,035: 1999 - $3,017)                1,661     1,661

  At Equity
  2,800,000 shares of First Strike Diamonds Inc., a former
    subsidiary                                                       169,267         -
                                                                    ------------------
                                                                    $576,430  $407,163
                                                                    ==================

  The quoted market value may not be indicative of the fair value of the investments since the market for these shares is not well established. It is not practical to establish fair value by other means.

--------------------------------------------------------------------------------
2.  Mineral Properties

                                           For the year ended April 30, 2000
                           -------------------------------------------------
                           Opening                                 Closing
                           Balance    Expenditures   Write Down    Balance

  Botswana - Gope Area
   Acquisition            $  133,800      $      -  $         -   $ 133,800
   Exploration             3,080,831        49,956   (2,914,587)    216,200
     Less: disposition                                             (350,000)
  Canadian Properties
   Acquisition                52,500             -            -      52,500
   Exploration                26,756       218,366      (38,228)    206,894
     Less: disposition             -             -            -    (259,394)
                          -------------------------------------------------
  Total                   $3,293,887      $268,322  $(2,952,815)  $       -
                          =================================================


  The reduction in mineral property values is a result of the Company selling the properties to First Strike Diamonds Inc. (formerly Vertex Ventures Inc.) during the year (See Note 2(b)).

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

2.    Mineral Properties (continued)

                                               For the year ended April 30, 1999
                                 -----------------------------------------------
                                 Opening                                Closing
                                 Balance    Expenditures  Write Down    Balance
  Botswana - Gope Area
   Acquisition                  $  133,800      $      -    $      -   $  133,800
   Exploration                   2,348,991       731,840           -    3,080,831
  Botswana - Middlepits Area
     Exploration                         -        21,508     (21,508)           -
  Canadian Properties
   Acquisition                           -        52,500           -       52,500
   Exploration                           -        26,756           -       26,756
  Indonesia - Marunda Wahau
   Acquisition                           1             -          (1)           -
                                -------------------------------------------------
  Total                         $2,482,792      $832,604    $(21,509)  $3,293,887
                                =================================================

  (a) During the 1999 fiscal year, the Company entered into an Option Agreement (the "Agreement") to acquire a 50% undivided interest in six unpatented mining claims located west of Thunder Bay, Ontario, known as the Wolf Lake Prospect.

      Under the terms of the Agreement, the Company was required to make cash payments of $100,000, issue 100,000 common shares and incur $100,000 on or before December 31, 1999 and $100,000 on or before July 31, 2000 in exploration expenditures.

      Management of the Company decided not to proceed with the Agreement and respectively, the cash payment of $25,000, the 25,000 common shares issued February 3, 1999 with an ascribed value of $7,500 and exploration expenditures in the amount of $5,728 have been written off during the year.

  (b) The Company entered into an acquisition agreement (the "Agreement") with First Strike Diamonds Inc. ("First Strike") (formerly Vertex Ventures Inc.) dated January 17, 2000. Under the terms of the agreement, the Company transferred to First Strike its entire 50% interest in 5 exploration permits and numerous staked claims covering an area of approximately 770,000 acres, together with all associated samples and data on Baffin Island, Nunavut, and its wholly-owned subsidiaries which own a 100% interest in diamond exploration licences in Botswana, covering an area of approximately 3,917 square kilometres. The fair market value of the exploration licences was determined by an independent third party to be $325,000 for the Baffin Island prospect and $350,000 for the Botswana prospect. The Company also agreed to convert $265,000 owing by First Strike into shares of First Strike. The total consideration for the prospects and the conversion of debt amounted to $940,000 payable through the issuance of 6,266,667 common shares of First Strike at the rate of $0.15 per share, pursuant to the agreement.

      As of the date of the Agreement the Company was the largest shareholder of First Strike holding approximately 64% of the then issued and outstanding common shares. Accordingly, the transaction was approved by the majority of the minority votes cast at an annual and special meeting of the shareholders of First Strike held on February 21, 2000.

      The transaction was recorded at the carrying amounts. The Botswana properties were written down to their fair value prior to the transfer. The Canadian properties were transferred at their carrying amount of $259,394.

      On April 11, 2000 the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to shareholders of record of the Company on March 1, 2000.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

3. Capital Assets
                                                   2000                  1999
                                  -------------------------------------------
                                            Accumulated           Accumulated
                                     Cost  Amortization    Cost  Amortization

  Computer equipment              $14,647        $5,094  $9,278        $3,784
                                  ===========================================
  Net book value                                 $9,553                $5,494
                                                 ============================



4. Share Capital

  (a)  Authorized

    Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

                                                              2000                       1999
                                       ------------------------------------------------------
                                         Number of                    Number of
  (b)  Issued - Common shares              Shares     Consideration     Shares  Consideration
    Balance, beginning of year          38,043,008      $5,491,102  37,618,008   $ 17,438,892
    Consolidation of
     share capital (i)                 (34,238,432)              -           -              -
    Private placement (ii), net of
      issue costs of $61,000             3,000,000         689,000           -              -
    Exercise of stock options              140,000          42,000           -              -
    Reduction of deficit (iii)                   -               -           -    (12,355,290)
    Issued per Wolf Lake
    Property agreement                           -               -      25,000          7,500
    Issued per Joint Venture
    agreement (iv)                               -               -     400,000        400,000
                                        -----------------------------------------------------
    Balance, end of year                 6,944,576      $6,222,102  38,043,008   $  5,491,102
                                        =====================================================

    (i) Pursuant to Articles of Amendment dated May 18, 1999 the Company consolidated its issued share capital on a 1 for 10 basis reducing the number of issued and outstanding common shares to 3,804,576.

================================================================================

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2000 and 1999
--------------------------------------------------------------------------------
4.  Share Capital (continued)

  (ii) On October 13, 1999 the Company completed an equity financing of $750,000 through a private placement of 3,000,000 units at $0.25 per unit issued to arms length third parties. Each unit consists of one common share and one common purchase warrant exercisable at $0.35 on or before April 28, 2002. The Company issued to the Agent, 300,000 compensation options to acquire 300,000 units at $0.25 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.35 on or before October 28, 2001.

 (iii) A reduction in the stated capital of the Company's common shares of $12,355,290 was approved by way of special shareholders resolution dated October 30, 1998.

  (iv) In 1998, the Company entered into a subscription agreement, pursuant to Joint Venture agreements with DeBeers Prospecting Botswana (Proprietary) Limited, for 800,000 units of the Company at $1.00 per unit. Each unit consisted of one common share and one common share purchase warrant, entitling the holder to purchase an additional share of the Company. All of the units have been issued in exchange for $400,000 in 1999 and $400,000 in 1998.


(c)  Warrants

     Warrants outstanding, beginning of year      800,000
     Granted                                    3,300,000
     Forfeited                                   (760,000)
                                                ---------
     Warrants outstanding, end of year          3,340,000
                                                =========


    As at April 30, 2000 the following warrants are outstanding:

  Number of    Shares for     Exercise         Expiry
Outstanding     Warrants        Price           Date
     40,000     1 for 1        $15.00      June 30, 2000
  3,000,000     1 for 1        $ 0.35     April 28, 2002
    300,000     1 for 1        $ 0.35   October 28, 2001


(d)  Stock Options

                                                  2000        1999
                                           --------------------------
 Options outstanding, beginning of year        1,275,000    2,025,000
 Granted                                         630,000            -
 Exercised                                      (140,000)           -
 Forfeited                                    (1,135,000)    (750,000)
                                           --------------------------
 Options outstanding, end of year                630,000    1,275,000
                                           ==========================

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

4.   Share Capital (continued)


   As at April 30, 2000 the following stock options are outstanding:


                    Number of    Fiscal Year   Exercise          Expiry
    Issued to     Outstanding     Granted       Price             Date

    Director         30,000         2000        $0.30         August 3, 2002
    Consultants     300,000         2000        $0.90      November 15, 2001
    Agent           300,000         2000        $0.25       October 28, 2001

--------------------------------------------------------------------------------
5.  Loss Per Share

    The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods. Exercise of outstanding stock options and warrants would be anti-dilutive. The weighted average number of common shares outstanding reflects the reverse stock split for all years.

--------------------------------------------------------------------------------
6.  Supplementary Cash Flow Information

    In 2000, the Company transferred its mineral properties in exchange for 4,500,000 shares of First Strike Diamonds Inc. (formerly Vertex Ventures Inc.), a former subsidiary, for $609,394.

    In 2000, the Company agreed to convert $265,000 owing by First Strike into 1,766,666 shares of First Strike.

    In 1999, the Company issued 25,000 common shares for $7,500 pursuant to the Wolf Lake Property Agreement (Note 2(b)).

    In 2000, the Company paid a dividend in kind (See Note 2(b)) to its shareholders.

--------------------------------------------------------------------------------
7.  Related Party Transactions

    In addition to the transfer of property described in Note 2(b), during the year, the Company had the following related party transactions:

                                                              2000     1999     1998
                                                              ----------------------
  (a) Management fees
      Paid or payable to companies whose director
       is an officer and director of the Company
        Included in exploration expenditures                 $     -  $     -  $12,000
        Included in operations                                18,000   24,000   12,000
     Office rent                                              39,000   42,000   42,000
     Accounting and administrative support                    26,200   27,600   27,600

  (b) Legal fees paid to a law firm whose partner
      is a former director of the Company                     16,600   50,890   44,331

  (c) Consulting fees for exploration services
      rendered by a former director                           14,784   44,060   58,093

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2000 and 1999
--------------------------------------------------------------------------------
7.  Related Party Transactions (continued)

    Included in accounts receivable is $53,753 owing from First Strike Diamonds Inc., a former subsidiary of the Company.

--------------------------------------------------------------------------------
8.  Segmented Information

    The Company has been engaged directly or indirectly through subsidiaries in the exploration of precious metals in various geographic locations. The Company does not have reportable operating segments.

    The Company's revenue and mineral properties and capital assets have been identified based on geographic areas as follows:


                                             Canada      Botswana
                                           --------------------------
  For the year ended April 30, 2000
   Revenue                                  $ 33,845  $        -
   Mineral properties and capital assets       9,553           -
                                           ==========================

  For the year ended April 30, 1999
   Revenue                                  $ 83,590  $        -
   Mineral properties and capital assets      84,750   3,214,631
                                           ==========================
  For the year ended April 30, 1998
   Revenue                                  $112,086  $        -
   Mineral properties and capital assets       6,886   2,482,791
                                           ==========================
--------------------------------------------------------------------------------
9.  Income Taxes

    The difference between income taxes computed at the combined statutory rate and the income tax provision reflected in the statement of operations is primarily due to a full valuation allowance against deferred tax assets.

    The Company has provided a full valuation allowance against deferred tax assets at April 30, 2000, 1999 and 1998, due to uncertainties as to the Company's ability to utilize its net operating losses and other benefits available for tax purposes amounting to $11,538,000 (1999 - $11,725,000; 1998 - $11,145,857 ) which would result in a deferred tax asset of $5,032,876 (1999 -$5,231,695; 1998 - $ 4,973,281).

    The net operating loss carry forwards in the amount of approximately $3,865,300 are available to be applied against future taxable income. The right to claim these losses expires $73,600 in 2002, $272,500 in 2003, $1,710,800 in 2004, $848,400 in 2005, $480,400 in 2006 and $479,600 in 2007.
    The Company also has approximately $7,575,700 in foreign exploration expenses which are available to be applied against future income for income tax purposes.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

10.  Generally Accepted Accounting Principles In Canada and the United States

     The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

     (a)  Portfolio Investments

          Under accounting principles generally accepted in Canada ("Canadian GAAP"), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder's equity section of the balance sheet.

     (b)  Mineral Properties

          US GAAP requires that mineral properties with no proven reserves be reflected as expenses in the period incurred.

     (c)  Comprehensive Income

          Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

     (d)  Reduction to Stated Capital

          The Company reduced its share capital in 1998 by $12,355,290 to eliminate its accumulated deficit. US GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital.

     (e)  Dividends

          Under US GAAP, dividends are applied to share capital and not to accumulated deficit.

     (f)  Stock Options

          Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 26.0% and a weighted average risk free interest rate of 5.0%.

          The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized for US GAAP purposes.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

10. Generally Accepted Accounting Principles in Canada and the United States (continued)

     (f) The impact of the foregoing on the financial statements is as follows:

                                                             2000         1999
                                                      --------------------------
Total assets per Canadian GAAP                        $  1,446,764  $ 4,754,060
Unrealized (loss) gain on investments                       28,444      241,756
Mineral properties with no proven reserves expensed              -   (3,293,887)
                                                      --------------------------
Total assets per US GAAP                              $  1,475,208  $ 1,701,929
                                                      ==========================

Total liabilities per Canadian and US GAAP            $     70,012  $   209,830
                                                      ==========================

Deficit end of year per Canadian GAAP                 $ (4,862,410) $  (963,932)
Mineral properties with no proven reserves expensed              -   (3,293,887)
Reduction to stated capital                            (12,355,290) (12,355,290)
Dividends applied to share capital                         378,836            -
Paid in capital                                            (66,085)           -
                                                      --------------------------
Deficit end of year per US GAAP                        (16,904,949) (16,613,109)

Share capital Canadian GAAP                              6,222,102    5,491,102
Reduction to stated capital restated                    12,355,290   12,355,290
Dividends applied to share capital                        (378,836)           -
                                                      --------------------------
Share capital US GAAP                                   18,198,556   17,846,392
Contributed surplus Canadian and US GAAP                    17,060       17,060
Unrealized (loss) gain on investments, US GAAP              28,444      241,756
Paid in capital                                             66,085            -
                                                      --------------------------
Total shareholders' equity US GAAP                    $  1,405,196  $ 1,492,099
                                                      ==========================

                                                         2000           1999           1998
                                                  -----------------------------------------
Net loss per Canadian GAAP                        $(3,519,642)  $   (604,729)  $ (9,742,562)
Mineral property expenditures with
 no proven reserves expensed                        3,293,887       (811,095)     5,999,209
Consulting expense                                    (66,085)             -              -
                                                  -----------------------------------------
Net loss per US GAAP                                 (291,840)    (1,415,824)    (3,743,353)
Unrealized (loss) gain on investments                (213,312)       241,756              -
                                                  -----------------------------------------
Comprehensive net loss
  per US GAAP                                     $  (505,152)  $ (1,174,068)  $ (3,743,353)
                                                  =========================================
Loss per share per US GAAP                        $     (0.05)   $     (0.38)         (1.00)
                                                  =========================================

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

11.  Subsequent Events

     (a) (i) In connection with the October 1999 private placement financing, 2,400,000 common share purchase warrants were exercised on July 6, 2000 for total proceeds of $840,000. On May 25, 2000, pursuant to the exercise of the agent's compensation options and common share purchase warrants the Company issued 600,000 common shares for total proceeds of $180,000.

         (ii) A further 600,000 common share purchase warrants were exercised on August 8, 2000 for total proceeds of $210,000.

     (b) On June 6, 2000, the Company acquired all of the shares of IL Data Canada, Inc. ("IL Canada") for 6,800,000 common shares of the Company at an attributed value of $1,700,000. The transaction will be accounted for as a reverse takeover with IL Canada, the legal subsidiary of the Company, deemed to be the acquirer. IL Canada, incorporated in the province of Ontario, owns 100% of IL Data Corporation, Inc., incorporated in the state of Nevada, which through a series of transactions owns and operates the Internet investment site www.investorlinks.com.

     (c) On June 26, 2000, the Company granted the following common share purchase options:


                                 Number of
         Issued to              Outstanding    Exercise Price   Expiry Date

         Directors                 553,000        US $2.55     June 30, 2005
         Employees (1)              24,000        US $2.55     June 30, 2005
         Consultant (2)              9,000        US $2.55     June 30, 2005
         Advisory Board (3)        225,000        US $2.55     June 30, 2005
         Consultant (4)            150,000        US $2.55     June 30, 2002

         (1) The employees common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

         (2) The consultants common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

         (3) The advisory board common share purchase options vest on June 26, 2001.

         (4) On June 26, 2000, the Company amended a Consulting agreement dated November 15, 1999 pursuant to which the consultant will provide ongoing investor relations activities to the Company. Under the terms of the amended agreement the Consultants monthly fee was increased to $20,000 per month and 150,000 common share purchase options were granted at an exercise price of US $2.55 expiring June 30, 2002.

     (d) In June 2000, the Company sold 2,800,000 shares of First Strike Diamonds Inc. (a former subsidiary) in the market for total proceeds of $278,600.

     (e) Pursuant to Articles of Amendment dated July 25, 2000, the Company changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

================================================================================
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

11.  Subsequent Events (continued)

    (f) The Company entered into a strategic alliance services agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000.

    (g) On August 8, 2000 the Company completed a private placement with an arm's length third party and issued 680,000 units at US $2.25 for net proceeds of US $1,530,000. Each unit consists of one common share and one common share purchase warrant exercisable at US $3.00 expiring on August 8, 2002.

ITEM 18.    FINANCIAL STATEMENTS

Not applicable

ITEM 19.    EXHIBITS

  1. Articles of incorporation and bylaws as currently in effect:

     1.1 Articles of Amalgamation, effective May 1, 1993, amalgamating 1024680 Ontario Ltd., Shepherd Ventures Inc., Dally Development Corp. and TNK Resources Inc. into an amalgamated corporation under the name TNK Resources Inc. under the articles of incorporation of Dally Development Corp.(1)

     1.2 By-law Number A of Shediac Bay Resources, Inc. (the Company's predecessor) dated May 14, 1985(1)

     1.3 Special By-law Number 1 of A of Shediac Bay Resources, Inc. (the Company's predecessor) dated May 14, 1985(1)

     1.4 Articles of Amendment filed May 18, 1999 reflecting Name Change from TNK Resources Inc. to Opus Minerals Inc.(3)

     1.5 Articles of Amendment filed July 25, 2000 reflecting Name Change from Opus Minerals Inc. to InvestorLinks.com Inc.(4)

  2. Instruments defining rights of holders of equity or debt securities being registered:

     2.1  See Articles of Amalgamation described above in item 1.1.(1)

     2.2  Specimen Common Share certificate(1)

     2.3 1995 Stock Option Plan and Board resolution defining rights of holders of Management Stock Options granted thereunder(1)

     2.4  Form of Share Purchase Warrant(1)

     2.5  Form of Agent's Compensation Warrant(1)

     2.6 See Consulting Agreement described below in item 3.21 for description of Consultant's Options(1)

  3. Certain contracts:

     3.1 Republic of Botswana Prospecting License No. 142/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

     3.2 Republic of Botswana Renewal Prospecting License No. 142/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

     3.3 Republic of Botswana Prospecting License No. 143/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

     3.4 Republic of Botswana Renewal Prospecting License No. 143/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.5 Republic of Botswana Prospecting License No. 144/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.6 Republic of Botswana Renewal Prospecting License No. 144/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.7 Republic of Botswana Prospecting License No. 145/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.8 Republic of Botswana Renewal Prospecting License No. 145/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.9 Republic of Botswana Prospecting License No. 146/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.10 Republic of Botswana Renewal Prospecting License No. 146/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.11 Republic of Botswana Prospecting License No. 147/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.12 Republic of Botswana Renewal Prospecting License No. 147/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.13 Republic of Botswana Prospecting License No. 148/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.14 Republic of Botswana Renewal Prospecting License No. 148/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.15 Republic of Botswana Prospecting License No. 149/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

    3.16 Republic of Botswana Renewal Prospecting License No. 149/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

    3.17 Republic of Botswana Prospecting License No. 156/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

    3.18 Republic of Botswana Prospecting License No. 157/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

    3.19 Republic of Botswana Renewal Prospecting License No. 157/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

    3.20 Republic of Botswana Prospecting License No. 158/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

    3.21 Republic of Botswana Renewal Prospecting License No. 158/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

    3.22 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Marunda Wahau Mining(1)

    3.23 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Alahan Panjang Minerals(1)

    3.24 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Sungai Tembese Minerals(1)

    3.25 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Buntok Maju Minerals(1)

    3.26 Contract of Work dated October 24, 1987 between the Government of the Republic of Indonesia and P.T. Tumbang Kuling Minerals(1)

    3.27 Assignment Agreement, dated September 16, 1994, between TNK Resources Inc. and 1096883 Ontario Limited(1)

    3.28 Agreement, dated September 26, 1994, between the persons shown as the 1096883 Ontario Limited Shareholders and Sommerset Industries Inc. and 1096883 Ontario Limited(1)

    3.29 Memorandum of Agreement, dated February 14, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

    3.30 Memorandum of Agreement, dated March 26, 1996, between TNK Resources Inc. and 867323 Ontario Limited(1)

    3.31 Agreement, dated April 8, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

    3.32 Letter agreement, dated April 15, 1996, between TNK Resources Inc. and Oil Springs Energy Corp.(1)

    3.33 Employment Agreement, dated May 1, 1996, between TNK Resources Inc. and Elizabeth J. Kirkwood(1)

    3.34 Employment Agreement, dated May 1, 1996, between Midswana Diamond Exploration Corp. and Elizabeth J. Kirkwood(1)

    3.35 Letter agreement dated May 24, 1996, between TNK Resources Inc. and P.T. Hutan Nauli(1)

    3.36 Consulting Agreement, dated August 1, 1996, between TNK Resources Inc. and 1165953 Ontario Inc.(1)

    3.37 Memorandum of Agreement, dated November 15, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

    3.38 Prospecting Agreement (Area Agreement #1), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

    3.39 Prospecting Agreement (Area Agreement #2), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

    3.40 Prospecting Agreement (Area Agreement #3), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

    3.41 Subscription Agreement, dated March 12, 1998 between TNK Resources Inc. and Monopros Limited(2)

    3.42 Memorandum and Articles of Association of TNK Area 1 (Proprietary) Limited, dated February 11, 1998(2)

    3.43 Memorandum and Articles of Association of TNK Area 2 (Proprietary) Limited, dated February 11, 1998(2)

    3.44 Memorandum and Articles of Association of TNK Area 3 (Proprietary) Limited, dated February 11, 1998(2)

    3.45 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 1 (Proprietary) Limited(2)

    3.46 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 2 (Proprietary) Limited(2)

    3.47 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 3 (Proprietary) Limited(2)

    3.48 Republic of Botswana Prospecting License No. 67/97, dated May 28, 1997, in favor of TNK Resources Incorporated, in favor of TNK Resources Incorporated(2)

    3.49 TNK Resources Inc. Application for the Renewal of Prospecting Licence Nos. 142-149/93, Ghanzi District, dated August 12, 1998(2)

    3.50 Republic of Botswana Prospecting License No. 93/98, dated September 29, 1998, in favor of TNK Resources Inc.(2)

    3.51 Agency Agreement, dated October 12, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc.(3)

    3.52  Form of Common Share Purchase Warrant dated as of October 12, 1999(3)

    3.53 Letter Agreement, dated July 13, 1998, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

    3.54 Asset Sale Agreement, dated October 1998, between International Capri Resources Ltd. And TNK Resources Inc.(3)

    3.55 Letter Agreement, dated November 27, 1998, regarding Baffin Island Permit Applications.(3)

    3.56 Letter Agreement, dated December 1, 1998, regarding Services for Baffin Island Exploration and Development.(3)

    3.57 Letter Agreement, dated August 3, 1999, regarding Borden Peninsula, Baffin Island.(3)

    3.58 Letter Agreement, dated August 26, 1999, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

    3.59 Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and Termination.(3)

    3.60  Warrant to Purchase Common Shares of Stroud Resources Inc.(3)

    3.61 Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc.(3)

    3.62 Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. and Opus Minerals Inc.(3)

    3.63 Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. ("IRG") pursuant to which IRG will provide ongoing investor relations activities to the Company.(4)

    3.64 Stock option agreement dated November 15, 1999 whereunder the company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001.(4)

    3.65 Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike.(4)

    3.66 Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks. com. in consideration for the allotment and issuance and 6,800,000 common shares of the Company.(4)

    3.67 Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002.(4)

    3.68 Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company.(4)

    3.69 Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs. Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood.(4)

    3.70 Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp. ("Stockhouse") whereby Stockhouse subscribed for 1,500,000 common shares of the Company at the price of US$2.25 per share in consideration for Stockhouse providing to the Company Services (as therein described) over a period of two years.(4)

    3.71 Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the 1,500,000 common shares of the Company referred to above.(4)

    3.72 Subscription Agreement effective August 8, 2000 between the Company and Ming Capital Enterprises Ltd.(4)

    3.73 Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of US$3.00 on or before August 8, 2002.(4)


Footnotes to List of Exhibits:
-----------------------------

(1) Incorporated by reference from the Company's Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997

(2) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998

(3) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999

(4) Filed herewith.

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20 F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Charlottesville, Virginia, United States of America, this 14th day of November, 2000.

                                    INVESTORLINKS.COM INC.



                                    By: /s/ Romaine Gilliland
                                       ----------------------
                                       Romaine Gilliland, President

       As filed with the Securities and Exchange Commission on November 14, 2000
                                                    Commission File No.: 0-29142
--------------------------------------------------------------------------------




                             INVESTORLINKS.COM INC.



                                 ANNUAL REPORT
                                       On
                                   FORM 20-F


                             ______________________



                                 EXHIBIT INDEX


                                   __________

                             INVESTORLINKS.COM INC.

                           ANNUAL REPORT ON FORM 20-F

                              FILED EXHIBIT INDEX
                              -------------------



   Exhibit
   Number                                         Description
-------------     --------------------------------------------------------------------------
   1.5            Articles of Amendment filed July 25, 2000 reflecting Name Change from
                  Opus Minerals Inc. to InvestorLinks.com Inc.

   3.63           Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group
                  (Ontario) Inc. ("IRG") pursuant to which IRG will provide ongoing investor relations activities to the Company.

   3.64           Stock option agreement dated November 15, 1999 whereunder the company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001.

   3.65           Acquisition Agreement dated January 17, 2000 between the Company and
                  Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike
                  in consideration for the allotment and issuance of 6,266,667 common shares of First Strike.

   3.66           Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data
                  Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as
                  Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks. com. in consideration for the allotment and issuance and 6,800,000 common shares of the Company.

   3.67           Stock option agreement dated June 26, 2000 whereunder the company granted
                  IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002.

   3.68           Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company.

   3.69           Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs.
                  Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood.


   3.70           Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp.
                  ("Stockhouse") whereby Stockhouse subscribed for 1,500,000 common shares of the Company at the price of US$2.25 per share in consideration for
                  Stockhouse providing to the Company Services (as therein described) over a period of two years.

   3.71           Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the
                  1,500,000 common shares of the Company referred to above.

   3.72           Subscription Agreement effective August 8, 2000 between the Company and
                  Ming Capital Enterprises Ltd.

   3.73           Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of US$3.00 on or before August
                  8, 2002.