Form 20-F/A
period 2000-04-30
INVESTORLINKS COM INC
filed 2000-12-05
CIK 1022282

       As filed with the Securities and Exchange Commission on November 14, 2000
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 20-F/A

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

     (vi)   Notes to Consolidated Financial Statements

                       Investorlinks.com Inc.
                       (Formerly Opus Minerals Inc.)

                       Consolidated Financial Statements
                       For the years ended April 30, 2000, 1999 and 1998 (expressed in Canadian dollars)

                             Investorlinks.com Inc.
                             (Formerly Opus Minerals Inc.)
                             Consolidated Financial Statements
                             For the years ended April 30, 2000, 1999 and 1998 (expressed in Canadian dollars)





                                                                 Contents
--------------------------------------------------------------------------

Auditors' Report                                                    78

Consolidated Financial Statements

   Balance Sheets                                                   79

   Statements of Operations and Deficit                             80

   Statements of Cash Flows                                         81

   Summary of Significant Accounting Policies                       82

   Notes to Financial Statements                                    84

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

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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




(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
July 28, 2000, except Note 11, as to August 8, 2000

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                                     Consolidated Balance Sheets
                                                 (expressed in Canadian dollars)
--------------------------------------------------------------------------------

April 30                                               2000            1999
--------------------------------------------------------------------------------
Assets

Current
   Cash                                       $       19,819  $     123,990
   Short term investments                            743,148        888,913
   Accounts receivable                                85,262         34,377
   Prepaid expenses                                   12,552            236
                                              -----------------------------
                                                     860,781      1,047,516

Investments (Note 1)                                 576,430        407,163
Mineral properties (Note 2)                               -       3,293,887
Capital assets (Note 3)                                9,553          5,494
                                              -----------------------------
                                              $    1,446,764  $   4,754,060
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current
   Accounts payable                           $       70,012  $     209,830
                                              -----------------------------
Shareholders' equity
   Share capital (Note 4)                          6,222,102      5,491,102
   Contributed surplus                                17,060         17,060
   Deficit                                        (4,862,410)      (963,932)
                                              -----------------------------
                                                   1,376,752      4,544,230
                                              -----------------------------
                                              $    1,446,764  $   4,754,060
--------------------------------------------------------------------------------

On behalf of the Board:


(signed)  /s/ Romaine E. Gilliland
-------------------------------------------------------
          Romaine E. Gilliland, Director


(signed)  /s/ Sandra J. Hall
-------------------------------------------------------
          Sandra J. Hall, Director


         The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                               Consolidated Statements of Operations and Deficit
                                                 (expressed in Canadian dollars)
--------------------------------------------------------------------------------


For the years ended April 30                                  2000              1999              1998
---------------------------------------------------------------------------------------------------------
Revenue
   Interest income                                      $      39,043     $      76,282    $     112,086
   Foreign exchange gain (loss)                                (5,198)             7,308          -
                                                        -------------------------------------------------
                                                               33,845            83,590          112,086
                                                        -------------------------------------------------


Expenses
   Administrative salaries and consulting                     111,366            79,951           90,810
   Amortization                                                 1,310             1,374            1,717
   General and administrative                                 139,900           141,558          255,439
   Insurance                                                    7,991             8,676            8,401
   Investor relations                                         116,313            88,255          338,846
   Professional fees                                           91,361           175,954          101,386
   Shareholder information and annual meeting                  99,396            92,756          146,173
   Transfer agent fees                                         17,266            25,859           18,594
   Travel                                                      15,769            30,417           72,619
   Write down of investment                                  -                   22,010          244,195
   Write down of marketable securities                       -                 -                     490
   Write down of mineral properties                         2,952,815            21,509        8,814,621
                                                        -------------------------------------------------
                                                            3,553,487           688,319       10,093,291
                                                        -------------------------------------------------
Loss before undernoted items                               (3,519,642)         (604,729)      (9,981,205)

Non-controlling interest in net loss
  of subsidiary                                              -                 -                 238,643
                                                        -------------------------------------------------
Net loss for the year                                      (3,519,642)         (604,729)      (9,742,562)

Deficit, beginning of year                                   (963,932)      (12,714,493)      (2,971,931)

Dividends                                                    (378,836)          -                 -

Reduction to stated capital (Note 4(b))                      -               12,355,290          -
                                                        -------------------------------------------------
Deficit, end of year                                    $  (4,862,410)    $    (963,932)   $ (12,714,493)
---------------------------------------------------------------------------------------------------------
Loss per share (Note 5)                                 $       (0.64)    $       (0.16)   $       (2.62)
---------------------------------------------------------------------------------------------------------

         The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                           Consolidated Statements of Cash Flows
                                                 (expressed in Canadian dollars)


For the years ended April 30                                   2000              1999              1998
------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
Operating activities
   Net loss for the year                                $    (3,519,642)  $      (604,729)  $   (9,742,562)
   Adjustments to reconcile net loss to net cash
     provided by operating activities
      Non-controlling interest in
        loss of subsidiary                                      -                 -                (238,643)
      Amortization                                                 1,310             1,374            1,717
      Write down of investments                                 -                   22,010          244,685
      Write down of mineral properties                         2,952,815            21,509        8,814,621
      Changes in non-cash current assets and liabilities
        Increase (decrease) in accounts payable                 (139,818)           30,276         (192,140)
        Decrease (increase) in other assets                       (1,910)            2,384          (22,808)
                                                             ----------------------------------------------
                                                                (707,245)         (527,176)      (1,135,130)
                                                             ----------------------------------------------
Investing activities
   Advances                                                     -                 -                  38,801
   Mineral properties and exploration expenditures              (268,322)         (825,104)      (2,815,412)
   Short term investments                                        145,765         1,253,117        3,363,325
   Investments acquired                                         -                 (400,000)        -
   Purchase of capital assets                                     (5,369)         -                -
                                                             ----------------------------------------------
                                                                (127,926)           28,013          586,714
                                                             ----------------------------------------------
Financing activities
   Issuance of common shares, net of issue costs                 731,000           400,000          462,500
                                                             ----------------------------------------------

Decrease in cash during the year                                (104,171)          (99,163)         (85,916)

Cash, beginning of year                                          123,990           223,153          309,069
                                                             ----------------------------------------------
Cash, end of year                                       $         19,819  $        123,990  $       223,153
-----------------------------------------------------------------------------------------------------------


         The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

1.  Investments


                                                                             2000             1999
                                                                       ---------------------------
    At Cost
    91,706 common shares of Oil Springs Energy Corp.
       (cost $215,510; quoted market value: 2000 - $9,172;
       1999 - $5,502)                                                  $      5,502    $      5,502

    4,000,000 common shares of Stroud Resources Ltd. ("Stroud")
      (representing 12.6% of the outstanding common shares:
      quoted market value: 2000 -  $420,000; 1999 - $640,000)               399,600         399,600

    400,000 common share purchase warrants of Stroud, exercisable for one common share for each warrant at $0.15 per share,
      expiring May 15, 2000                                                    400              400

    30,174 common shares of Maxill Inc.
      (quoted market value: 2000 - $6,035: 1999 - $3,017)                    1,661            1,661

    At Equity
    2,800,000 shares of First Strike Diamonds Inc., a former
      subsidiary                                                           169,267               -
                                                                       ----------------------------
                                                                       $   576,430     $    407,163
                                                                       ----------------------------


    The quoted market value may not be indicative of the fair value of the investments since the market for these shares is not well established. It is not practical to establish fair value by other means.

--------------------------------------------------------------------------------
2.  Mineral Properties

                                                                            For the year ended April 30, 2000
                                           ------------------------------------------------------------------

                                                   Opening                                           Closing
                                                   Balance      Expenditures       Write Down        Balance
    Botswana - Gope Area
      Acquisition                           $      133,800   $      -         $      -        $      133,800
      Exploration                                3,080,831           49,956      (2,914,587)         216,200
         Less: disposition                                                                          (350,000)
    Canadian Properties
      Acquisition                                   52,500          -                -                52,500
      Exploration                                   26,756          218,366         (38,228)         206,894
         Less: disposition                         -                -                -              (259,394)
                                           ------------------------------------------------------------------
    Total                                   $    3,293,887   $      268,322    $ (2,952,815)  $     -
                                           ------------------------------------------------------------------

    The reduction in mineral property values is a result of the Company selling the properties to First Strike Diamonds Inc. (formerly Vertex Ventures Inc.) during the year (See Note 2(b)).

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------


2.  Mineral Properties (continued)

                                                                           For the year ended April 30, 1999
                                                   ---------------------------------------------------------
                                                   Opening                                           Closing
                                                   Balance     Expenditures       Write Down         Balance
    Botswana - Gope Area
      Acquisition                             $    133,800     $    -            $   -          $   133,800
      Exploration                                2,348,991          731,840          -            3,080,831
    Botswana - Middlepits Area
         Exploration                               -                 21,508        (21,508)         -
    Canadian Properties
      Acquisition                                  -                 52,500          -               52,500
      Exploration                                  -                 26,756          -               26,756
    Indonesia - Marunda Wahau
      Acquisition                                        1          -                   (1)         -
                                              -------------------------------------------------------------
    Total                                     $  2,482,792     $    832,604      $ (21,509)     $ 3,293,887
                                              -------------------------------------------------------------

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


        On April 11, 2000, the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to shareholders of record of the Company on March 1, 2000.

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------



3.  Capital Assets

                                                                   2000                                1999
                                            ---------------------------------------------------------------
                                                             Accumulated                        Accumulated
                                                 Cost       Amortization              Cost     Amortization
    Computer equipment                      $  14,647            $ 5,094          $  9,278          $ 3,784
                                            ---------------------------------------------------------------
    Net book value                                               $ 9,553                            $ 5,494
                                                                 ------------------------------------------


4.  Share Capital

    (a) Authorized

        Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

                                                          2000                              1999
                                            -----------------------------------------------------------------
                                                Number of                          Number of
    (b) Issued - Common shares                   Shares    Consideration            Shares     Consideration
       Balance, beginning of year            38,043,008  $     5,491,102        37,618,008  $    17,438,892
       Consolidation of
         share capital (i)                  (34,238,432)        -                 -                -
       Private placement (ii), net of
         issue costs of $61,000               3,000,000          689,000          -                -
       Exercise of stock options                140,000           42,000          -                -
       Reduction of deficit (iii)              -                -                 -             (12,355,290)
       Issued per Wolf Lake
        Property agreement                     -                -                   25,000            7,500
       Issued per Joint Venture
        agreement (iv)                         -                -                  400,000          400,000
                                            -----------------------------------------------------------------
       Balance, end of year                   6,944,576  $     6,222,102        38,043,008  $     5,491,102
                                            -----------------------------------------------------------------


        (i) Pursuant to Articles of Amendment dated May 18, 1999 the Company consolidated its issued share capital on a 1 for 10 basis reducing the number of issued and outstanding common shares to 3,804,576.

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

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

    (c) Warrants

        Warrants outstanding, beginning of year               800,000
        Granted                                             3,300,000
        Forfeited                                            (760,000)
                                                            ---------
        Warrants outstanding, end of year                   3,340,000
                                                            ---------


       As at April 30, 2000 the following warrants are outstanding:

                  Number of           Shares for         Exercise                  Expiry
                Outstanding             Warrants            Price                    Date
                     40,000              1 for 1         $  15.00               June 30, 2000
                  3,000,000              1 for 1         $   0.35              April 28, 2002
                    300,000              1 for 1         $   0.35            October 28, 2001


    (d) Stock Options

                                                           2000             1999
                                                    ----------------------------
       Options outstanding, beginning of year         1,275,000       2,025,000
       Granted                                          630,000         -
       Exercised                                       (140,000)        -
       Forfeited                                     (1,135,000)       (750,000)
                                                    ----------------------------
       Options outstanding, end of year                 630,000       1,275,000
                                                    ----------------------------

--------------------------------------------------------------------------------

                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------
4.  Share Capital (continued)

    As at April 30, 2000 the following stock options are outstanding:

                           Number of     Fiscal Year         Exercise                 Expiry
       Issued to         Outstanding         Granted            Price                   Date
       Director               30,000            2000          $  0.30          August 3, 2002
       Consultants           300,000            2000          $  0.90       November 15, 2001
       Agent                 300,000            2000          $  0.25        October 28, 2001

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

--------------------------------------------------------------------------------
7.  Related Party Transactions

    In addition to the transfer of property described in Note 2(b), during the year, the Company had the following related party transactions:

                                                                 2000              1999           1998
                                                                --------------------------------------
    (a)  Management fees
           Paid or payable to companies whose director
             is an officer and director of the Company
               Included in exploration expenditures             $    -        $      -      $    12,000
               Included in operations                             18,000         24,000          12,000
         Office rent                                              39,000         42,000          42,000
         Accounting and administrative support                    26,200         27,600          27,600

    (b) Legal fees paid to a law firm whose partner
         is a former director of the Company                      16,600         50,890          44,331

    (c)  Consulting fees for exploration services
           rendered by a former director                          14,784         44,060          58,093

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

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

The Company's revenue and mineral properties and capital assets have been identified based on geographic areas as follows:

                                                             Canada          Botswana
                                                       ------------------------------
    For the year ended April 30, 2000
      Revenue                                           $    33,845      $      -
      Mineral properties and capital assets                   9,553             -
                                                       ------------------------------
    For the year ended April 30, 1999
      Revenue                                           $    83,590      $      -
      Mineral properties and capital assets                  84,750        3,214,631
                                                       ------------------------------
    For the year ended April 30, 1998
      Revenue                                           $   112,086      $      -
      Mineral properties and capital assets                   6,886        2,482,791
                                                       ------------------------------



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

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

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

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2000 and 1999
--------------------------------------------------------------------------------

10. Generally Accepted Accounting Principles in Canada and the United States (continued)

    (f) The impact of the foregoing on the financial statements is as follows:

                                                                   2000         1999
                                                             --------------------------
      Total assets per Canadian GAAP                         $ 1,446,764   $  4,754,060
      Unrealized (loss) gain on investments                       28,444        241,756
      Mineral properties with no proven reserves expensed              -     (3,293,887)
                                                             --------------------------
      Total assets per US GAAP                               $ 1,475,208   $  1,701,929
                                                             ==========================
      Total liabilities per Canadian and US GAAP             $    70,012   $    209,830
                                                             ==========================
      Deficit end of year per Canadian GAAP                  $(4,862,410)  $   (963,932)
      Mineral properties with no proven reserves expensed              -     (3,293,887)
      Reduction to stated capital                            (12,355,290)   (12,355,290)
      Dividends applied to share capital                         378,836              -
      Paid in capital                                            (66,085)             -
                                                             --------------------------
      Deficit end of year per US GAAP                        (16,904,949)   (16,613,109)

      Share capital Canadian GAAP                              6,222,102      5,491,102
      Reduction to stated capital restated                    12,355,290     12,355,290
      Dividends applied to share capital                        (378,836)             -
                                                             --------------------------
      Share capital US GAAP                                   18,198,556     17,846,392
      Contributed surplus Canadian and US GAAP                    17,060         17,060
      Unrealized (loss) gain on investments, US GAAP              28,444        241,756
      Paid in capital                                             66,085              -
                                                             --------------------------
      Total shareholders' equity US GAAP                     $ 1,405,196   $  1,492,099
                                                             ==========================


                                                    2000           1999           1998
                                                -----------------------------------------
      Net loss per Canadian GAAP                $(3,519,642)  $   (604,729)  $ (9,742,562)
      Mineral property expenditures with
       no proven reserves expensed                3,293,887       (811,095)     5,999,209
      Consulting expense                            (66,085)             -              -
                                                -----------------------------------------
      Net loss per US GAAP                         (291,840)    (1,415,824)    (3,743,353)
      Unrealized (loss) gain on investments        (213,312)       241,756              -
                                                -----------------------------------------
      Comprehensive net loss
        per US GAAP                             $  (505,152)  $ (1,174,068)  $ (3,743,353)
                                                =========================================
      Loss per share per US GAAP                $     (0.05)  $      (0.38)         (1.00)
                                                =========================================

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2000 and 1999
--------------------------------------------------------------------------------

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

      (e) Pursuant to Articles of Amendment dated July 25, 2000, the Company changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

--------------------------------------------------------------------------------
                                                          Investorlinks.com Inc.
                                                   (Formerly Opus Minerals Inc.)
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

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


Footnotes to List of Exhibits:
-----------------------------

(1) Incorporated by reference from the Company's Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997

(2) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998

(3) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999

(4) Filed herewith.


Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Charlottesville, Virginia, United States of America, this 5th day of December, 2000.


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