Form 20-F
period 2001-04-30
API ELECTRONICS GROUP INC
filed 2001-10-31
CIK 1022282

   As filed with the Securities and Exchange Commission on October 31, 2001
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended April 30, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

     Commission file number:  0-29142

                          API ELECTRONICS GROUP INC.
                       (formerly InvestorLinks.com Inc.)
              ---------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                          Province of Ontario, Canada
                 --------------------------------------------
                (Jurisdiction of incorporation or organization)

           505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
           ---------------------------------------------------------
                   (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value
             -----------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:


                 13,179,020 Common Shares as of April 30, 2001
               ------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


       Yes  [X]         No [_]              Inapplicable  [_]


Indicate by check mark which financial statement item the registrant has elected to follow:

                        Item 17 [x]         Item 18 [_]

                                    PART I
                                    ------


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for the one year period ended April 30, 2001, and the selected consolidated balance sheet data set forth below at April 30, 2001 are derived from the consolidated financial statements of the Company included in Part III, Item 17 of this Annual Report, which consolidated financial statements have been audited by BDO Dunwoody LLP.

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of IL Canada, Inc. and the accounting for the business acquisition. Since IL Canada, Inc. is a newly incorporated company and is deemed to be the acquirer for Canadian generally accepted accounting purposes ("Cdn. GAAP") no comparative figures have been presented in the Company's financial statements. The standard of the U.S. Securities and Exchange Commission for Item 3A requires selected historical financial data "for the five most recent financial years (or such shorter period that the [C]ompany has been in operation)...." Because of the reverse take-over transaction described above, the Company has only been in operation since May 10, 2000.

For purposes of United States generally accepted accounting principles ("US GAAP"), since IL Data Canada, Inc. had no operations, Investorlinks.com LLC, the company that owned and operated the Investment Web site www.InvestorLinks.com prior to the June 6, 2000 acquisition transactions, would be considered the predecessor and audited information for the previous three years would normally be disclosed. However, the operations of Investorlinks.com LLC have been closed and the previous years' information would not be relevant or informative. Because of the foregoing, selected financial data for prior years is not included in this Annual Report.

See "Exchange Rate Information" in this Item 3A below for historical exchange rate information. The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Part III, Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

The information set forth in this Annual Report is current as of October 26, 2001, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.


                      Selected Consolidated Financial Data
                           API Electronics Group Inc.
                   (formerly known as InvestorLinks.com Inc.)
                              Prepared Pursuant to
             United States Generally Accepted Accounting Principles
                (In thousands of Cdn. $, except per share data)


                                           Fiscal Year Ended April 30, 2001/(1)/
                                           -------------------------------------

                                                            2001
                                                           ------


Income Statement Data:

Revenue..............................                      $    133
Loss for operations..................                       ($2,293)
Net loss.............................                       ($2,346)
Net loss per common share............                        ($0.41)/(2)/

Balance Sheet Data:

Current assets.......................                      $  2,291
Investments..........................                           146
Capital assets.......................                           130
Total assets.........................                         2,567
Current liabilities..................                           489
Shareholders' equity.................                      $  2,078

/(1)/ For purposes of United States generally accepted accounting principles ("US GAAP"), since IL Data Canada, Inc. had no operations, Investorlinks.com LLC, the company that owned and operated the Investment Web site www.InvestorLinks.com prior to the June 6, 2000 acquisition transactions, would be considered the predecessor and audited information for the previous three years would normally be disclosed. However, the operations of Investorlinks.com LLC have been closed and the previous years' information would not be relevant or informative. Because of the foregoing, selected financial data for prior years is not included in this Annual Report.
/(2)/ Net loss per common share has been restated to reflect the consolidation of Common Shares of the Company on the basis of one for three.

                      Selected Consolidated Financial Data
                           API Electronics Group Inc.
                   (formerly known as InvestorLinks.com Inc.)
                              Prepared Pursuant to
               Canadian Generally Accepted Accounting Principles
               -------------------------------------------------
                (In thousands of Cdn. $, except per share data)


                                       Fiscal Year Ended April 30, 2001/(1)/
                                   --------------------------------------------

                                                    2001
                                                   ------


Income Statement Data:

Revenue.................................          $    133
Loss for operations.....................           ($2,484)
Net loss................................           ($2,538)
Net loss per common share...............            ($0.44)/(2)/

Balance Sheet Data:

Current assets..........................          $  2,291
Investments.............................               144
Capital assets..........................               130
Total assets............................             2,565
Current liabilities.....................               489
Shareholders' equity....................          $  2,076


/(1)/ Note 1(b) to the consolidated financial statements included in Part III,
Item 17 of this Annual Report describes the Company's acquisition of IL Data Canada, Inc. and the accounting for the business acquisition. Since IL Data Canada, Inc. is a newly incorporated company and is deemed to be the acquirer for Cdn. GAAP purposes; no comparative figures have been presented in the Company's financial statements.
/(2)/ Net loss per common share has been restated to reflect the consolidation of Common Shares of the Company on the basis of one for three.

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see note 10 to the consolidated financial statements of the Company for its fiscal year ended April 30, 2001 included in Item 17 of this Annual Report.

Dividend Policy

The Company does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

                           EXCHANGE RATE INFORMATION

The rate of exchange as of October 25, 2001 for the conversion of Canadian dollars ("Cdn. $") into United States dollars ("U.S. $") was U.S. $0.6357. The following table sets forth the exchange rates for the conversion of one dollar Canadian into one dollar United States at the end of the following fiscal periods, the high and low rates of exchange for such periods, and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The sources of this data are the Federal Reserve Statistical Release and exchange rate information published by Oanda Corporation, a global leader in currency conversion.


                                      Fiscal Year Ended April 30

                               2001   2000  1999   1998   1997   1996
                               ----   ----  ----   ----   ----   ----

     Period End.............    .65    .67   .69    .70    .72    .73

     Low....................    .63    .66   .63    .68    .71    .72

     High...................    .68    .70   .70    .73    .75    .75

     Average*...............    .66    .68   .66    .71    .73    .73

           Sept. 2001    Aug. 2001  July 2001  June 2001   May 2001  April 2001
           ----------    ---------  ---------  ---------   --------  ----------
     Low       .63          .64         .65       .64         .64        .63
     High      .65          .66         .66       .66         .65        .65

*Calculated by using the average of the exchange rates on the last day of each month during the period.

The rate of exchange as of October 25, 2001 for the conversion of United States dollars into Canadian dollars was 1.574.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable

D.   RISK FACTORS

Uncertainties and Risk Factors

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On August 31, 2001, the Company completed an acquisition by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API Electronics, Inc. ("API"). On June 6, 2000, the Company completed an acquisition by which the primary business of the Company became and remained, for the period beginning June 6, 2000 and ending August 31, 2001, the operation of the Internet investment site www.InvestorLinks.com through its wholly-owned subsidiary IL Data Canada, Inc. ("IL"). Prior to June 6, 2000, the Company had been engaged in developing and exploiting mineral properties. Because of the significant change in the Company's business resulting from the August 31, 2001 acquisition of API, the list of risk factors below is separated into two primary groups: risks inherent in the Company's semiconductor and microelectronic circuit business (now the Company's primary business), and those inherent in the Company's Internet-related business (which, as of the date of this Annual Report, constitutes only a very minor part of the Company's business). Because, as of the date of this Annual Report, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties, risks related to the exploitation of mineral properties are not described in this Item 3D.

General Risks and Risks Relating to an Investment in the Securities of the
--------------------------------------------------------------------------
Company
-------

Stock Market Price and Volume Volatility

The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company's Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's Common Stock can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's Common Stock in the United States and Canada, stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

Dilution Through Employee, Director and Consultant Options and Warrants

Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company may in the future grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its Common Stock as non-cash incentives. Subject to certain limitations, those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed. The Company's Common Shares traded on the Canadian Venture Exchange until August 8, 2001. The rules of the Canadian Venture Exchange prohibit the grant of options at exercise prices below those for the Common Stock prevailing in the public trading market at the time of grant. However, these regulations will no longer prohibit the Company from making such grants because the Company has requested to be voluntarily delisted from the Canadian Venture Capital Exchange. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of the date of this Annual Report, the Company has granted options to purchase 510,000 Common Shares to employees, directors, and consultants, and has issued warrants to purchase 6,976,667 Common Shares.

Dividends

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

Directors and Assets Outside Canada

Since certain of the Company's past directors and one of its current directors are domiciled outside of Canada, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts. Similarly, because certain of the Company's assets are located outside Canada, there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

Certain Forward-looking Statements

This Annual Report (including the documents incorporated or deemed to be incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Annual Report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, the state of the international, federal, state and local regulatory environment, lack of demand for the Company's services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

Future Capital Needs

The Company may require additional funds for future capital expenditures. Adequate funds for these purposes, whether from additional financings, collaborative arrangements with other companies, or other sources, may not be available when needed or on favorable terms.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks Related to Potential Acquisitions

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

Risks Related to the Company's Primary Business, the Operation of API
---------------------------------------------------------------------
Electronics, Inc. ("API")
-------------------------

Downturns in the Highly Cyclical Semiconductor Industry Would Adversely Affect API's Operating Results and the Value of API's Business

The semiconductor industry is highly cyclical, and the value of API's business may decline during the "down" portion of these cycles. The markets for API's products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition.

The Semiconductor Business is Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor industry, including the areas in which API does business, is highly competitive. API expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API anticipates that its average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. API competes in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than API has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with API may introduce competing products in the future. API has numerous competitors. Some of API's current major competitors include Microsemi Corporation (NASDAQ National Market Symbol "MSCC"), Semtech Corp. (NASDAQ:
"SMTC"), International Rectifier Corp. (NYSE: "IRF"), Knox Semiconductor, National Hybrid, Aeroflex Incorporated, and Alpha Industries. API may not be able to compete successfully in the future or competitive pressures may harm API's financial condition or operating results.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for API's Products

API's failure to develop new technologies or to react to changes in existing technologies could materially delay its development of new products (which are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of API's market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor industry. API's financial performance depends on its ability to design, develop, manufacture, assemble, test, market and support new products (which, again, are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in API's product markets could have a material adverse effect on its competitive position within the industry.

Growth-Related Risks

API may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of API to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of API to manage this growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

API's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. API's operations could be materially adversely affected if production at its facility were interrupted for any reason. API may experience manufacturing difficulties in the future.

API May Not be Able to Develop New Products to Satisfy Changes in Demand

API cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render API's products or technologies obsolete or noncompetitive. In addition, to remain competitive API must continue to reduce package sizes, improve manufacturing yields and expand sales. API may not be able to accomplish these goals.

Failure to Protect API's Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect API's Ability to Compete

API relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. API's future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. API generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. API's reliance upon protection of some of its technology as "trade secrets" will not necessarily protect API from the use by other persons of its technology, or their use of technology that is similar or superior to that which is embodied in API's trade secrets. Others may be able independently to duplicate or exceed API's technology in whole or in part. API cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of API's proprietary rights. Obtaining or protecting API's proprietary rights may require API to defend claims of intellectual property infringement by its competitors. While API is not currently engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, API could become subject to lawsuits in which it is alleged that API has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, API may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. API cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. API's failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on API's operating results and financial condition.

API Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

API sells products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, API must commit resources to the production of products without any advance purchase commitments from customers. API's inability to sell products after it has devoted significant resources to them could have a material adverse effect on API's business, financial condition and results of operations.

Variability of API's Manufacturing Yields May Affect API's Gross Margins

API's manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit's design and API's experience in manufacturing that type of integrated circuit. In the past, API has experienced difficulties in achieving planned yields, which have adversely affected API's gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

     . defects in masks, which are used to transfer circuit patterns onto API's wafers;
     .  impurities in the materials used;
     . contamination of the manufacturing environment; and . equipment failure.

Because a large portion of API's costs of manufacturing are relatively fixed, it is critical for API to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve API's results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect API's operating results and have done so in the past. Moreover, API cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, API's results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

API purchases most of its raw materials, including silicon wafers, on a purchase order basis from a number of vendors. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with API's customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although API seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause API to have severe delivery problems.

API's Inventories May Become Obsolete

The life cycles of some of API's products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require API to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. API may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for API's products or the estimated life cycles of the end products into which API's products are designed.

API's International Operations and Sales Expose API to Material Risks

API expects revenues from foreign markets to continue to represent a significant portion of total revenues. API maintains contracts with entities in the United States, Canada, Israel and certain other countries that are members of the North Atlantic Treaty Organization. There are risks inherent in doing business internationally, including:

     . changes in, or impositions of, legislative or regulatory requirements, including tax laws in the countries in which API sells its products;
     .  trade restrictions;
     .  transportation delays;
     .  work stoppages;
     .  economic and political instability;
     .  changes in import/export regulations, tariffs and freight rates;
     . difficulties in collecting receivables and enforcing contracts generally; and
     .  currency exchange rate fluctuations.

In addition, the laws of certain foreign countries may not protect API's products or intellectual property rights to the same extent as do Canadian and U.S. laws. Therefore, the risk of piracy of API's technology and products may be greater in these foreign countries. Although API has not experienced any material adverse effect on its operating results as a result of these and other factors, API cannot assure investors that such factors will not have a material adverse effect on API's financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect API's Manufacturing Efficiencies

API's manufacturing efficiency will be an important factor in its future profitability, and API cannot assure investors that it will be able to maintain or increase its manufacturing efficiency. API's manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. API may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. API's operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting API's Materials, Parts, Equipment or Subcontractors May Impair API's Competitive Position

API's manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, and lead frames on a timely basis from third parties. API's results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although API generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While API believes that alternate suppliers for these materials, parts and equipment are available, an interruption could materially impair API's operations.

Some of API's products are assembled and tested by third-party subcontractors. API does not have any long-term agreements with these subcontractors. As a result, API may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, API could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on API's operating results and financial condition. API's operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although API seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm API's business and operating results. In the event that any of API's subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Risks Related to Reliance on Sales to Military and Aerospace Markets

A significant portion of API's sales are to military and aerospace markets, which are subject to the business risks of changes in governmental appropriations and changes in national defense policies and priorities. All of API's contracts with prime U.S. Government contractors contain customary provisions permitting termination at any time, at the convenience of the U.S. Government or the prime contractors upon payment to API for costs incurred plus a reasonable profit. If API experiences significant reductions or delays in procurements of its products by the U.S. Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price re-negotiation in accordance with U.S. Government sole source procurement provisions.

Environmental Liabilities Could Adversely Impact API's Financial Position

United States federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in API's semiconductor manufacturing processes. In addition, under some laws and regulations, API could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if API did not cause the contamination. Also, API may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject API to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of API's manufacturing operations, it has handled and does handle materials that are considered hazardous, toxic or volatile under U.S. federal, state and local laws. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Potential Effects of System Outages

Risks are presented by electrical or telecommunications outages, computer hacking or other general system failure. To try to manage API's operations efficiently and effectively, it relies heavily on its internal information and communications systems and on systems or support services from third parties. Any of these are subject to failure. System-wide or local failures that affect API's information processing could have material adverse effects on its business, financial condition, results of operations and cash flows. In addition, insurance coverage for the risks described above may be unavailable.

Dependence on Key Personnel

API is dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API, has held these positions since 1991, has been employed by API since 1981, is extremely familiar with all aspects of API's business, and has a proven track record of capable leadership. Jerry Roth, Vice President of Sales and Marketing, has increased sales dramatically since he started with API in 1998. The loss of the services of one or more of such personnel could have a material adverse effect on API. API's success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of API's key personnel. API will face intense competition for qualified personnel, and there can be no assurance that API will be able to attract and retain such personnel.

Dependence on Recruiting and Retention of Sales and Customer Support Personnel

The future revenue growth of API will depend in large part on its ability successfully to expand its sales force and its customer support capability. API may not be able successfully to manage the expansion of such functions or to recruit and train additional sales, consulting and client/customer support personnel. If API is unable to hire and retain additional sales personnel, it may not be able to increase its revenues to the extent necessary to ensure profitability. If API is unable to hire trained consulting and client/customer support personnel it may be unable to meet client or customer demands. API is not likely to be able to increase its revenues in the event API fails to expand its sales force or its consulting and client/customer support staff. Even if API is successful in expanding its sales force and client/customer support capability, the expansion may not result in revenue growth.

Fluctuations in Earnings

While API has been in business for approximately twenty years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999 and May 31, 2000. API expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

Dependence on Additional Financing

API may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company and API to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of API. There can be no assurance that the Company and API will be successful in their efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company's Common Stock, the Company's shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company and API may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents API from operating its factory for more than a few days, API's revenue and financial condition could be severely impacted. There are a number of foundries which, given appropriate lead times, could meet some of API's fabrication needs. However, in the event API has to use such foundries, it cannot guarantee that it will be able to meet its customers' required delivery schedules. Because of the unique nature of API's manufacturing processes, it would be difficult for API to arrange for independent suppliers to produce semiconductors and microelectronic circuits in a short period of time. While API believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with any specific piece of equipment could cause API to miss its production goals.

Risks Related to the Company's Secondary Business, the Operation of the Internet
--------------------------------------------------------------------------------
Investment Site www.InvestorLinks.com through IL Data Canada, Inc. ("IL")
-------------------------------------------------------------------------

The Company Intends to Devote Only Minimal Resources to the Operation of its Web Site www.InvestorLinks.com

On August 31, 2001, the Company's primary business became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly-acquired subsidiary API Electronics, Inc. ("API"). The Company intends to devote the vast majority of its resources to API, rather than to the operation of its web site www.InvestorLinks.com. As a result, the number of users of, and advertising revenues derived from IL and www.InvestorLinks.com will, in all likelihood, decrease substantially in the future. As of the date of this Annual Report, advertising revenues derived from IL and www.InvestorLinks.com have already dropped significantly as compared to revenues through April 30, 2001, the closing date of the Company's fiscal year to which this Annual Report pertains.

Since April 30, 2001, IL has discontinued its electronic newsletter, previously a source of revenues from advertising sponsors, closed U.S. operations, terminated its internal advertising sales force, discontinued the development of content for its Web site, and for the most part, become inactive. Investors in the Company should not, therefore, expect IL to contribute to the Company's profitability. Because of this, the Company's management has in this Annual Report abridged the risk factors pertaining to IL, many of which are immaterial to the Company's overall business. The Company's 2000 Form 20-F Annual Report, available online at the U.S. Securities and Exchange Commission's Web site www.SEC.gov, contains a broader disclosure of risk factors relevant to IL's business as previously conducted.

Intense Competition Will, in All Likelihood, Further Reduce the Market Share of www.InvestorLinks.com and Further Deteriorate IL's Financial Performance

Because, as stated above, the Company has virtually eliminated resource allocation to IL and the development of new content for www.InvestorLinks.com, its ability to compete has been significantly reduced. An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending, as well as for outside contributors of content. The Company and IL expect this competition to continue to increase. Given the limited resources that the Company intends to allocate to IL and www.InvestorLinks.com, IL will not, in all likelihood, be able to compete successfully for advertisers, readers or outside contributors, which will materially adversely affect IL's business, results of operations and financial condition.

IL Has Been Unable to Maintain Strategic Relationships That Previously Benefited Its Business

IL established a number of strategic relationships with online service providers and information service providers during and prior to the fiscal year ending April 30, 2001, and has been unable to maintain most of these strategic relationships. These relationships were important to IL's business prospects, and their loss has had, and will continue to have, a material adverse effect on IL's business and financial performance.

The Elimination of IL's Internal Advertising Sales Force Will, in all likelihood, Result in Lower Advertising Revenues

In addition to third party advertisement placement firms such as Engage Media (which closed its operations in September 2001), IL previously depended on an internal advertising sales department to maintain and increase its advertising sales. As of the date of this Annual Report, IL had terminated all of the employees in its internal advertising sales department. IL's Internet-related business and results of operations will, in all likelihood, be materially adversely affected by the elimination of its advertising sales department. IL has experienced significant reductions in revenues from advertising since the end of the Company's financial year ending April 30, 2001. As of the date of this Annual Report, because of the elimination of IL's internal advertising sales force and the loss of advertising sales through Engage Media, IL's marketing and sales channels are inactive.

Domain Names

The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names, any or all of which may dilute the strength of its names. IL may not acquire or maintain its domain names in all of the countries in which its Internet site may be accessed, or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, IL may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of its marks and other proprietary rights.

Changing Governmental Regulations

IL may face increased government regulation and legal uncertainties. There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of products and services. Laws or regulations relating to privacy, in particular, may decrease the value of IL's subscriber database of approximately 30,000 online consumers. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how IL does business. This could decrease the demand for its services, increase its cost of doing business or otherwise have a material adverse effect on IL's business, results of operations and financial condition.

Potential Liability for Information Displayed on IL's Web Site May Require the Company to Defend Against Legal Claims, Which May Cause Significant Operational Expenditures

IL may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to the information IL publishes or has previously published on its Web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. IL could also be subject to claims based upon the content that is accessible from IL's Web site through links to other Web sites.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

API Electronics Group Inc. (formerly InvestorLinks.com Inc.), incorporated in the Province of Ontario, Canada (the "Company"), completed an acquisition on August 31, 2001, by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. Prior to August 31, 2001, the Company had been primarily engaged in the business of a financial resource and directory portal provider on the Internet, through the operation of the Internet
investment site www.InvestorLinks.com, since June 6, 2000.   While the Company,
through its wholly-owned subsidiary IL Data Canada, Inc., still owns and operates the Internet site www.InvestorLinks.com, the Company's primary business, and the focus of substantially all of the Company's resources is, since

August 31, 2001, the operation of its wholly-owned subsidiary API Electronics, Inc. Prior to September 7, 2001, and during the fiscal year ending April 30, 2001, the Company's name was InvestorLinks.com Inc. Prior to June 6, 2000, and during the fiscal year ended April 30, 2000, the Company's name was Opus Minerals Inc., and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting mineral properties. On July 25, 2000, the Company filed Articles of Amendment in the Province of Ontario changing its name from Opus Minerals Inc. to InvestorLinks.com Inc. As of October 2001, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties.

The Company is a publicly traded company whose Common Shares (the "Common Stock" or the "Common Shares") trade in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." Previously, the Company's Common Stock traded on the Canadian Venture Exchange under the symbol "YIK," and on the NASD OTC Bulletin Board under the symbol "IVLKF." As of the date of this Annual Report, the Company's Common Shares are not traded on the Canadian Venture Exchange because the Company's Board of Directors, based on business and timing factors, decided not to obtain pre-approval from the Canadian Venture Exchange for its August 31, 2001 acquisition of API Electronics, Inc., which constituted a reverse take-over transaction requiring pre-approval. The Company's Board of Directors has determined that it will not seek to re-establish trading of its Common Shares on the Canadian Venture Exchange, and has requested to be delisted voluntarily from the Canadian Venture Exchange.

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company's legal name and commercial name is API Electronics Group Inc., and the legal and commercial name of its primary business and wholly-owned subsidiary is API Electronics, Inc. The Company was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act.

Both the registered office and principle place of business of the Company are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The telephone numbers of the Company's registered office and principle place of business in Ontario, Canada are (416) 593-6543 and 1(800) 606-2326. The Company is not required to have an agent in its home country, Canada, or in the host country, the United States. The operating office of IL Data Corporation, Inc., a corporation incorporated under the laws of the State of Nevada in the United States, which owns and operates the InvestorLinks.com Web site, is located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The registered agent of IL Data Corporation, Inc. is Walther, Key, Maupin, Oats, Cox & LeGoy, A Professional Corporation, 3500 Lakeside Court, P. O. Box 30,000, Reno, Nevada 89520. IL Data Corporation, Inc. is a wholly-owned subsidiary of IL Data Canada, Inc., a corporation incorporated under the laws of the Province of Ontario, Canada. IL Data Canada, Inc. is a wholly-owned subsidiary of the Company. The corporate office of API Electronics, Inc., a corporation incorporated under the laws of the state of Delaware in the United States and a wholly-owned subsidiary of the Company, is located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. API Electronics, Inc. operates a plant and distribution facility at 375 Rabro Drive, Hauppauge, New York, 11788. The registered agent of API Electronics, Inc. is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.
Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.

From the time of the Company's incorporation on May 14, 1985 until June 6, 2000, the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. As noted above, the Company's name at the time it was incorporated was Shediac Bay Resources Inc. Initially, the Company explored for beryllium and gold in Canada. On June 25, 1985, the Company's Common Stock was listed for trading on Canadian Dealing Network (the "CDN").

The Company filed Articles of Amendment effective September 13, 1991, changing its name from Shediac Bay Resources Inc. to Dally Development Corp. The Company was inactive from 1991 to April 1993, at which time a change in management, stockholdings and control of the Company occurred. At this time the Company raised working capital to allow it to become active by acquiring or entering into new mineral ventures.

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

Effective May 1, 1993, the Company amalgamated with its three newly-acquired, wholly-owned subsidiaries (1024680, Sheppard and Preceding TNK), and thereupon changed the name of the Company to TNK Resources Inc.

In September 1994, through a share-for-share exchange, the Company acquired 14,000,000 shares of common stock in Vertex (then known as Sommerset Industries Inc., or "Sommerset"), a public company whose common stock is traded on the CDN. As of September 24, 1999, the Company's shares in Vertex had a value of $420,000 based on the closing trading price of such shares on the CDN as of such date of $0.15 per share. At this point, the Company owned 14,000,000 shares of Sommerset common stock, which then represented approximately 70% of the total issued and outstanding Sommerset shares, including 327,000 shares held by prior Sommerset stockholders after the acquisition. Following the acquisition, Sommerset changed its name to Midswana Diamond Exploration Corp.

The Company filed Articles of Amendment on May 18, 1999, changing its name from TNK Resources Inc. to Opus Minerals Inc. At that time, the trading symbol for the Company's Common Shares on the CDN was changed to "OPUS", and the trading symbol for the Company's Common Shares on the NASD OTC Bulletin Board was changed to "OPMNF".

In February 2000, the Company sold all of its diamond exploration prospects to its partially owned subsidiary, First Strike Diamonds Inc., then Vertex Ventures, Inc. ("First Strike"), in exchange for 6,266,667 common shares of First Strike. In April 2000, the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to the Company's shareholders. In June 2000, the Company sold its remaining 2,800,000 common shares of First Strike. As of June 7, 2000 and through the date of this Annual Report, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, the Company is no longer involved in the business of exploiting mineral properties.

On June 6, 2000, the Company acquired all of the shares of IL Data Canada, Inc. in exchange for 6,800,000 Common Shares of the Company at an attributed value of $1,700,000. IL Data Canada Inc. owns 100% of IL Data Corporation, Inc., which, through a series of transactions, owns and operates the investment Web site www.InvestorLinks.com. From June 6, 2001 through August 31, 2001, the Company's primary business was that of a financial resource and directory portal provider on the Internet. On July 25, 2000, the Company filed Articles of Amendment in the Province of Ontario changing its name from Opus Minerals Inc. to InvestorLinks.com Inc. In connection with these transactions, the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "IVLKF." Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report (see in particular Note 1 to the financial statements contained therein).

On August 30, 2001, the Company's shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation ("API") by the issuance of 6,500,000 post-consolidation units at U.S. $.40 per unit. Each unit consists of one common share, 1/2 of one Series A common share purchase warrant exercisable at U.S. $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B common share purchase warrant exercisable at U.S. $.75 for a period of two years from date of issuance. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. Also on August 30, 2001, the Company's shareholders approved a change of the Company's name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001, when the Company filed Articles of Amendment in Ontario. On September 10, 2001, shares of the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." As of August 31, 2001, the Company's primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API. The Company plans to devote substantially all of its resources to the business of API. Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report (see in particular
Note 11 to the financial statements contained therein).

Principal Capital Expenditures and Divestitures Since May 10, 2000

A description, including the amount invested, of the Company's principal capital expenditures and divestitures (including interests in other companies), since May 10, 2000, the date of incorporation of IL Data Canada, Inc., follows.

------------------------------------------------------------------------------------------------------------------------------
Date            Parties             Type             Description of Capital Ex-           Amount Invested or
                                                     penditure or Divestiture             Divested
--------------------------------------------------------------------------------------------------------------------------
June 6, 2000    Company, IL Data    Securities       Company acquired all of the shares   $1,700,000 invested
                Canada, Inc. ("IL   Exchange         of IL Data which indirectly owns     (attributed value of 6,800,000
                Data") and the      Agreement        and operates the Internet            Common Shares)
                shareholders of IL                   investment site
                Data Canada, Inc.                    www.InvestorLinks.com
-------------------------------------------------------------------------------------------------------------------------
August 30, 2001 Company, API        Agreement and    Company acquired all of the shares   U.S. $2,600,000 invested
                Acquisition Corp.,  Plan of Merger   of API Electronics, Inc.             (attributed value of
                API Electronics,                                                            6,500,000 post-consolidation
                Inc. and the                                                                Common Shares and Warrants to
                Shareholders of API                                                         Purchase Common Shares)
                Electronics, Inc.
--------------------------------------------------------------------------------------------------------------------------

For a discussion of the reasons that descriptions of capital expenditures and divestitures occurring prior to May 10, 2000 are excluded from this Item 4A, see the footnotes accompanying the Selected Consolidated Financial Data in Item 3A above. As of the date of this Annual Report, there are no material capital expenditures or divestitures in progress.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares since May 1, 1999.

B.  BUSINESS OVERVIEW

Business Overview - API Electronics, Inc.
-----------------------------------------

An Introduction to API Electronics, Inc. - Operations, Activities and Products

Effective on August 31, 2001, subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company completed its acquisition of API Electronics, Inc., a Delaware corporation ("API"), which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. As a result of the reverse take-over, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API. The Company plans to devote substantially all of its resources to the business of API.

API manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API has focused on the discontinued parts niche of the electronic component industry since its formation over 20 years ago. In support of API's goals and objectives, API has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products. This strategy has enabled API gradually to increase its prices, thereby enhancing margins in these sole source offerings.

API's reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by API's Quality Assurance programs.

Applications for API's semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution.

API's principal markets consist of the government and military markets (approximately 50% of revenues), laboratory and commercial equipment (approximately 40% of revenues), and other replacement parts (approximately 10% of revenues). The Company's customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektroniz, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The main thrust of API's strategy has been to increase its market penetration via the acquisition of the following competitors' product lines:

     1.   Ampower - Power Transistors
     2.   Unitrode - Power and Darlington Transistors
     3.   Solid Power Corp. - Homotaxial Power Transistors
     4.   MSI Electronics - Varactor Tuning, Abrupt, and Hyperabrupt Diodes
     5.   ASI Microsystems - Custom Hybrid Circuits
     6.   REL Labs - Standard Hybrid Amplifiers, Oscillators, and Networks

API has obtained the original designs of these companies to manufacture brand new spare parts for aircraft, military, medical and commercial systems that were built over the past three decades and are still providing essential services.

Additionally, API plans to invest in engineering and research and development to become more active in High Current/High Voltage devices and introduce a line of specialty power rectifiers. Offering foundry capabilities to other organizations needing manufacturing facilities will also serve to achieve API's goal of increased market penetration. API will look to return to its previous Qualified Product List (QPL) offerings and concentrate on achieving QPL status on other products. Also, the purchase of standard materials in volume will capitalize on discounted price points and support improved margins.

Seeking better to communicate its capabilities to the industry as a whole, including customers, sales reps, and distributors, API has instituted a cost-effective sales and marketing program. Updated catalogs, brochures, line cards, and product lists are augmented by its Web site describing API and its capabilities.

API seeks to improve its product sales in overseas markets through an increased emphasis on the part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Principal Markets in which API Competes

API's customers are located primarily in the United States, Canada, Israel, and certain countries that are members of the North Atlantic Treaty Organization. These are the primary markets in which API competes. Because the Company did not receive revenues from API during the fiscal year ending April 30, 2001 to which this Annual Report primarily pertains, the Company can not at this time provide a breakdown of total revenues by category of activity and geographic market with regard to the Company's operation of API.

New Products

API has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Seasonality

API's revenues and business is not, in general, seasonal.

Raw Materials

Raw materials required by API's business consist primarily of silicon wafers. A broad market for silicon wafers exists worldwide, and the prices of silicon wafers has not historically been volatile.

Marketing Channels

API's marketing channels consist primarily of the use of an in-house sales manager with a sales staff of two persons, and regional agents who act as independent contractors to API. API does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

API is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to API's business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API's industry and do not have a material effect on the company's business. API does, however, lack ISO-9002 certification and has not been able to maintain itself on all pre-qualification lists necessary to contract with the United States Electronic Defense Supply Center, including MIL-PRF-19500 (QML-19500) and MIL-PRF-38534 (QML-38534). The United States Department of Defense regulates certification and qualification requirements of the Defense Electronic Supply Center.

Business Overview - IL Data Canada, Inc. (www.InvestorLinks.com)
----------------------------------------------------------------

An Introduction to IL Data Canada, Inc. and InvestorLinks.com

On June 6, 2000, the Company completed its acquisition of IL Data Canada, Inc., which then became a wholly-owned subsidiary of the Company. IL Data Canada, Inc., through a series of transactions, owns and operates the Internet investment site www.InvestorLinks.com ("InvestorLinks"), with operations based in Ontario, Canada.

InvestorLinks is a financial resource and directory portal that delivers informational content to the online investing community through the InvestorLinks Web site. InvestorLinks provides links to daily stock and market analysis from numerous sources, comprehensive intra-day technical charting, quotes, stock and market data, financial news, and financial directories. The InvestorLinks Directory contains unique URLs in hundreds of categories, organized in an easy-to-navigate format.

The Company's Internet properties, including www.InvestorLinks.com, primarily target a focused demographic of high-income decision-making investors with the goal of generating advertising revenue. In January 2000, more than 140,000 individual Internet users accessed InvestorLinks.com and related wholly-owned Internet properties and generated over 5 million page views. Chosen as one of the "Best Websites for Investors" by BARRON'S magazine, InvestorLinks has been recognized in North America as a premier investor resource on the Internet, and has been listed numerous times as a "financial megasite" in Online Investor Magazine.

Closure of U.S. Operations and Decline in Revenues of IL Data Canada, Inc.

Despite the accolades that the InvestorLinks.com Web site received from Barron's and Online Investor magazines, the Web site was not able to generate sufficient revenues to warrant expenses incurred by the Company in maintaining the Web site in the manner it was initially maintained. In general, many Web sites such as InvestorLinks.com that are dependent on advertising revenues have not performed well. During the three month period ending July 31, 2001, a quarter in which the Company generated only $3,777 in advertising and sponsorship newsletter revenues combined, the Company closed down its U.S. operations, terminated the employment of all U.S. employees, and transferred the Company's U.S. assets to Canada. While the Company explored options for entering another line of business, it attempted to decrease expenses associated with the InvestorLinks.com Web site so as to preserve the Company's assets. The Company anticipates that revenues derived from the InvestorLinks.com Web site will continue to decrease because of the reduction in resources devoted to its operation and the allocation of substantially all of the Company's available resources toward the operation of its newly-acquired subsidiary, API Electronics, Inc. instead of its subsidiary IL Data Canada, Inc., which owns and operates the InvestorLinks Web site. See also the Risk Factors related to IL Data Canada, Inc. in Part III, Item 3D above.

Domain Names

The Company has registered the Domain name "InvestorLinks.com" with the worldwide Internet registry called "Internic". InvestorLinks.com also owns, and has registered the following additional Internet domain names:
"InvestorLinks.net" "InvestorLinks.org" "TheWebInvestor.com" "FuturesLinks.net" "FundLinks.com" "InvestorSource.net" "myInvestorLinks.com" and "my-InvestorLinks.com."

Ownership

The Website www.InvestorLinks.com, operated since 1997, is now owned 100% by IL Data Corporation,

Inc., which is owned 100% by IL Data Canada, Inc. ("IL"), which is owned 100% by the Company.

Competition

Because, as stated above, the Company has virtually eliminated resource allocation to IL and the development of new content for www.InvestorLinks.com, its ability to compete has been significantly reduced. An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending as well as for outside contributors of content. The Company and IL expect this competition to continue to increase. Given the limited resources that the Company intends to allocate to IL and www.InvestorLinks.com, IL will not, in all likelihood, be able to compete successfully for advertisers, readers or outside contributors, which will materially adversely affect IL's business, results of operations and financial condition.

Revenue Streams

IL has generated the majority of its revenues from advertising. Advertising revenues have been derived principally from the sale of advertisements displayed on IL's Websites and other online properties. Advertising revenues have decreased substantially since April 30, 2001, the end of the Company's fiscal year. Advertising revenues are obtained by delivering ad impressions over the period in which the advertisement is displayed, provided that no significant IL obligations remain at the end of a period and collection of the resulting receivable is probable. IL obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of IL's online properties. To the extent minimum guaranteed impressions are not met, IL defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

In addition to revenues from advertising activities, IL has in the past, and during the Company's fiscal year ending April 30, 2001, generated revenues through a sponsorship newsletter. Sponsors have paid IL for advertising space in IL's periodic electronic newsletter, which IL distributed to its base of approximately 30,000 online users or consumers. While IL still maintains its database of online users or consumers, its sponsorship newsletter program and related revenue streams are, as of the date of this Annual Report, inactive.

Principal Markets in which the Company Competes

IL Data Canada, Inc. competes primarily in the financial Web site market in North America.

Operations, Activities and Revenues by Category of Activity and Geographic
--------------------------------------------------------------------------
Market - May 10, 2000 to April 30, 2001
---------------------------------------

Beginning on May 10, 2000, and through April 30, 2001, the end of the Company's last fiscal year, the Company's operations and principle activities consisted of the operation of a financial resource and directory portal or the Internet through the Internet investment site www.InvestorLinks.com. During this period, the Company sold advertising and subscriptions to a sponsorship newsletter, and did not introduce any significant new products or services. During this period, the principal market in which the Company competed was the United States. The following table shows a break-down of total revenues by category of activity and geographic market the fiscal year ending April 30, 2001. For a discussion of the reasons that revenue data for periods prior to May 10, 2000 are excluded from this Item 4B, see the footnotes accompanying the Selected Consolidated Financial Data Item 3A above.

Revenues by Category of Activity:

For the fiscal year ended April 30                                2001
----------------------------------------------------------------------

Revenue
     Advertising Revenue                                      $ 98,220
     Sponsorship Newsletter Subscriptions                     $ 35,059

     Total Revenues                                           $133,279

Revenues by Geographic Market:

For the fiscal year ended April 30                                2001
----------------------------------------------------------------------

Revenue
    United States (Advertising & Sponsorship                  $133,279
     Newsletter)

     Total Revenues                                           $133,279

Seasonality

IL's financial Web site operations do not, as of the date of this Annual Report, experience seasonality in operating results.

Raw Materials

IL's financial Web site operations do not depend on raw materials.

Marketing Channels

IL has employed the following marketing channels and special sales methods to generate revenues from advertising, syndication and licensing related to its financial Web site operations:

1. Engage Media ("Engage Media") was, until it closed operations in September 2001, the primary agent responsible for selling advertisement space on IL's Web site. Engage Media served all advertisements through its Web servers, and retained 40% of all advertising revenues generated for IL in exchange for its services.

2. Prior to the termination of its internal sales force in May 2001, IL generated some of its advertising revenues through direct sales.

As of the date of this Annual Report, IL's marketing channels were inactive.

Dependence on Patents, Licenses, Contracts, and Processes

While IL's financial Web site operations are not dependent on patents or manufacturing processes, they are dependent in large part on the license of content and Web site features designed to attract online visitors and thus, to maintain advertising, syndication and licensing revenues. Numerous providers have provided content and articles to the Company from time to time in the past, although, as of the date of this Annual Report, IL is not actively engaged in obtaining content from third party providers. The market for such content is very fluid and is constantly changing.

Material Effects of Government Regulations on the Company's Business

See Item 3D ("Risk Factors - Changing Government Regulations"). In addition, the Company must comply with securities regulations imposed by the United States Securities and Exchange Commission, state securities law administrators in the United States, securities law administrators in the Provinces of Canada, and potentially with various securities laws of other countries.

C.  ORGANIZATIONAL STRUCTURE

The Company, with its subsidiaries as described below, is a part of a group. The corporate office of API Electronics, Inc., a corporation incorporated under the laws of the State of Delaware in the United States and a wholly-owned subsidiary of the Company, is located at 505 University Avenue, Suite 1400, Ontario, Canada M5G 1X3. The Company holds 100% of the ownership interest and voting power of API Electronics, Inc.

The operating office of IL Data Corporation, Inc., a corporation incorporated under the laws of the State of Nevada in the United States, which owns and operates the InvestorLinks.com Web site, is located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. IL Data Corporation, Inc. is a wholly-owned subsidiary of IL Data Canada, Inc., a corporation incorporated under the laws of the Province of Ontario, Canada. IL Data Canada, Inc. is a wholly-owned subsidiary of the Company. Thus the Company holds 100% of the ownership interest and voting power of IL Data Canada, Inc., which in turn holds 100% of the ownership interest and voting power of IL Data Corporation, Inc.

D.   PROPERTY, PLANTS, AND EQUIPMENT

The Company is not an extractive enterprise. Because the Company is no longer a natural resource exploration company, none of its property, plants and equipment is used in relation to the Company's previous natural resource exploration operations.

The executive offices of the Company and its two subsidiaries, API Electronics, Inc. and IL Data Canada, Inc., are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The Company's wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet present needs and needs in the foreseeable future. All of API's products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company's knowledge, except as generally described in Item 3D of this Annual Report above, there are no environmental issues that may affect the Company's utilization of the assets located at this manufacturing facility. As of the date of this Annual Report, the Company does not have any material plans to construct, expand, or improve its facilities or the facilities of its subsidiaries.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

Absence of Comparative Figures

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of IL Canada, Inc. and the accounting for the business acquisition. Since IL Canada, Inc. is a newly incorporated company and is deemed to be the acquirer for Cdn. GAAP purposes, no comparative figures have been presented in the Company's financial statements. The standard of the U.S. Securities and Exchange Commission for Item 3A requires selected historical financial data "for the five most recent financial years (or such shorter period that the [C]ompany has been in operation)...." Because of the reverse take-over transaction described above, the Company has only been in operation since May 10, 2000.

For purposes of US GAAP, since IL Data Canada, Inc. had no operations, Investorlinks.com LLC, the company that owned and operated the Investment Web site www.InvestorLinks.com prior to the June 6, 2000 acquisition transactions, would be considered the predecessor and audited information for the previous three years would normally be disclosed. However, the operations of Investorlinks.com LLC have been closed, and the previous years' information would not be relevant or informative. Because of the foregoing, financial statements for prior years are not included in this Annual Report.

Acquisition of API Electronics, Inc.

Effective on August 31, 2001, subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company completed its acquisition of API Electronics, Inc., a Delaware corporation ("API"), which then became a wholly owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API Electronics, Inc., the deemed acquiring company. As a result of the reverse take-over, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly owned subsidiary API Electronics, Inc. The Company plans to devote substantially all of its resources to the business of API Electronics, Inc. Because the financial statements of the Company included in Part III, Item 17 of this Annual Report do not reflect the Company's new primary business, the relevance of these financial statements to the Company's future performance is negligible.

Closure of U.S. Operations of IL Data Canada, Inc. and Related Decrease in Revenues

The Company, through its wholly owned subsidiary IL Data Canada, Inc., owns and operates the InvestorLinks.com Web site. During the fiscal year ending April 30, 2001, the Web site was not able to generate sufficient revenues to warrant expenses incurred by the Company in maintaining the Web site in the manner it was initially maintained. In general, Web sites such as InvestorLinks.com that are dependent on advertising revenues have fared poorly. During the three-month period ending July 31, 2001, the Company closed down its U.S. operations, terminated the employment of all U.S. employees, and transferred the Company's U.S. assets to Canada. While the Company explored options for entering another line of business, it attempted to decrease expenses associated with the InvestorLinks.com Web site so as to preserve the Company's assets. The Company anticipates that revenues derived from the InvestorLinks.com Web site will continue to decrease because of the reduction in resources devoted to its operation.

In fact, the Company's advertising revenues generated from the InvestorLinks.com Web site for the three- month period ending July 31, 2001, dropped substantially to a mere $3,777 for the entire three-month period. Investors in the Company's Common Shares should not expect the operation of the InvestorLinks.com Web site to generate any significant revenues in the future. During the fiscal year ending April 30, 2001, as a comparison, the Company's InvestorLinks.com Web site generated $98,220 in advertising revenue and $35,059 in sponsorship newsletter revenues. In September 2001, the Company's primary source of advertising revenues, an independent contractor sales agent trading as Engage Media, closed its operations. While it is possible that the Company will be able to increase revenues generated from the InvestorLinks.com Web site, to accomplish this goal, the Company would have to (i) re-establish independent contractor sales agents to generate advertising revenues, and (ii) actively seek newsletter sponsors and re-establish a program of sending electronic newsletters to the Company's online user base of approximately 30,000 consumers.

Impact of Inflation

Inflation has not been material to the business of the Company. The Company's financial statements are presented in Canadian currency. Canada has not experienced hyperinflation during the last five years.

Impact of Foreign Currency Fluctuations on the Company

Foreign currency fluctuations had a material impact on the Company during the fiscal year ending April 30, 2001. During the fiscal year ending April 30, 2001, the Company recorded a foreign exchange gain of $99,698, a number greater than the Company's advertising revenues of $98,220 during the same year. The Company does not employ hedging instruments to limit the impact of foreign currency fluctuation.

Impact of Governmental Policies or Factors on the Company

No governmental economic, fiscal, monetary or political policies or factors have materially affected, directly or indirectly, the Company's operations (with regard to IL Data Canada, Inc.) or investments by United States shareholders in the past. Except as noted in the following sentence, the Company does not anticipate that such policies or factors will materially affect, directly or indirectly, the Company's operations or investments by United States shareholders in the future. Notwithstanding the foregoing, the Company's operation of API Electronics, Inc. will be affected by governmental policies related to defense spending (see also Item 4B - Material Effects of Government Regulations above and Item 5D - TREND INFORMATION below).

B.   LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of the date of this Annual Report, the Company's working capital is sufficient for the Company's present requirements. However, should the Company embark on expansion to develop new or enhanced services or products, respond to competitive pressures, acquire complimentary businesses or technologies, or take advantage of unanticipated opportunities, the Company may require additional financing from external sources. While the Company does not have significant internal sources of liquidity, it anticipates that cash flows from operations will cover future expenses. While there are no legal or economic restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances, the Company does not anticipate such dividends, loans or advances in the foreseeable future.

During the fiscal year ending April 30, 2001, prior to the acquisition of IL Data Canada, Inc., the Company issued 300,000 Common Shares upon the exercise of Common Share purchase options for consideration of $75,000, and 300,000 Common Shares upon the exercise of warrants for consideration of $105,000. After the acquisition of IL Data Canada, Inc., the Company issued 3,000,000 Common Shares upon the exercise of warrants for a consideration of $1,050,000 and 680,000 units pursuant to a private placement of the Company for consideration of $2,266,481. Each unit consisted of one Common Share and one Common Share purchase warrant exercisable at US $3.00 per share expiring on August 8, 2002. The Company also purchased 4,890,000 Common Shares from certain shareholders for consideration of US $0.05 per share or Cdn. $376,164.

On August 31, 2001, the Company acquired API Electronics Inc., for consideration of 6,500,000 post-consolidation units of the Company, consisting of 6,500,000 Common Shares and warrants to purchase an additional 6,500,000 Common Shares.
Of the 6,500,000 warrants, 3,250,000 warrants are exercisable to acquire up to 3,250,000 Common Shares at US $0.45 expiring February 28, 2003, and 3,250,000 warrants are exercisable to acquire up to 3,250,000 Common Shares at US $0.75 expiring August 30, 2003. In connection with the acquisition of API Electronics, Inc., the Company also issued 250,000 broker units. Each broker unit comprised of one common share, plus 1/2 of one Series A common share purchase warrant exercisable at US $0.45 per share until February 28, 2003 and 1/2 of one Series B common share purchase warrant exercisable at US $0.75 per share until August 30, 2003. If these warrants and units are fully exercised, the cash consideration to the Company could be up to US $4,150,000, which could enhance the Company's future growth and ability to capitalize on opportunities as they arise.

During the fiscal year ending April 30, 2001, the Company did not have a credit facility in place, and had financed its working capital requirements through the sale of its securities. Thus, the Company has not historically, through the end of its fiscal year ending April 30, 2001, used debt or other financial instruments. The Company's newly-acquired subsidiary, API Electronics, Inc., does, however, use debt instruments. As of August 31, 2001, based on unaudited interim financial statements, API Electronics, Inc. had a bank loan in the amount of US $304,350 (all of which represented current debt at a variable interest rate of prime + 1.0), equipment loans of US $36,000, and a loan from a shareholder in the amount of US $95,574. As of the date of this Annual Report, the shareholder loan has been paid in full.

The Company holds cash and cash equivalents in Canadian currency. The Company's primary subsidiary, API Electronics, Inc., holds cash and cash equivalents in
United States currency.   Neither the Company nor any of its subsidiaries uses
financial instruments for hedging purposes.

The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending April 30, 2001.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the last three financial years, the Company did not spend any money on Company-sponsored research and development activities, and the Company did not have research and development policies. The Company's wholly-owned subsidiary, API Electronics, Inc. has not spent material amounts of money on research and development activities, and does not have formal research and development policies.

D.   TREND INFORMATION

Because of the Company's acquisition of API Electronics, Inc. and the resulting change in the Company's business effective August 31, 2001 described above and elsewhere in this Annual Report, any trends related to the Company's prior business of exploiting mineral properties, or related to the Company's secondary business of operating the Web site InvestorLinks.com, are not material to the Company's current primary business, the operation of API Electronics, Inc. As noted above and elsewhere in this Annual Report, revenues derived from the Company's wholly owned subsidiary IL Data Canada, Inc., and the Web site InvestorLinks.com, have decreased substantially since the end of the Company's fiscal year ending April 30, 2001, and investors in the Company's Common Shares should not expect the operation of the InvestorLinks.com Web site to generate any significant revenues in the future. With regard to API Electronics, Inc., the Company believes that, given the increased emphasis on military preparedness worldwide following the terrorist attacks in New York City and Washington, D.C. on September 11, 2001, demand for API Electronics, Inc.'s products may increase in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT AS OF THE DATE OF THIS ANNUAL REPORT

     Phillip DeZwirek
     ------- --------

     On August 31, 2001, Phillip DeZwirek became a director, Chairman of the Board, Chief Executive Officer and Treasurer of the Company. As of the date of this Annual Report, Phillip DeZwirek also serves as the Chief Financial Officer and Controller of the Company. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979. Mr. DeZwirek also served as Chief Financial Officer of CECO Environmental Corp. from August 1979 until January 26, 2000. Mr. DeZwirek's principal occupations during the past five years have been serving as Chairman of the Board and Vice President of CECO Filters (since 1985); serving as Treasurer and Assistant Secretary of CECO Group (since December 10, 1999); serving as a director of Kirk & Blum and kbd/Technic (since 1999); serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. (since 1990); and serving as Chairman and as a director of Digital Fusion Multimedia Corp. (from January 1995 until June
     1998). Mr. DeZwirek has also been involved in private investment activities for the past five years.

     Date of Birth: December 5, 1937

     Current Outside Business Activities:
     Chairman of the Board and Chief Executive Officer of CECO Environmental
      Corp.
     Chairman of the Board and Vice President of CECO Filters
     Treasurer and Assistant Secretary of CECO Group
     Director, Kirk & Blum
     Director, kbd/Technic
     President of Can-Med Technology, Inc. d/b/a Green Diamond Corp.


     James C. Cassina
     ----- -- -------

     James C. Cassina served as a director of the Company from December 1996 until April 2000, served as the President of the Company from April 2000 until August 31, 2001, and has served again as a director of the Company since April 10, 2001. Since 1996, Mr. Cassina has also been a member of the board of directors of Energy Power Systems Limited, and has served as it President and Chief Executive Officer since July 1998. Mr. Cassina has served as a director of Oil Springs Energy Corp. since August 1984, and served as its President from August 1984 until October 1999. Mr. Cassina served as the President and as a director of Eugenic Corp. from November 1996 until October 2000. Mr. Cassina has served as the President and as a director of Bonanza Blue Corp. since October 2000, and currently serves as the President of Core Financial Enterprises Inc. Mr. Cassina has extensive experience managing public companies.

     Date of Birth:  September 26, 1956

     Current Outside Business Activities:
     President, Chief Executive Officer and Director of Energy Power Systems
      Limited

     Director, Oil Springs Energy Corp.
     President and Director, Bonanza Blue Corp.
     President, Core Financial Enterprises Inc.


     Thomas W. Mills
     ------ -- -----

     On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company's wholly owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an Economics degree and has taken courses in Industrial Engineering.

     Date of Birth: January 31, 1945

     Current Outside Business Activities:  None.


     Sandra J. Hall
     ------ -- ----

     Ms. Hall has been a director of the Company since June 2000, served as the Comptroller of the Company from September 1996 until August 2001, and served as the Secretary of the Company from June 2000 until August 31, 2001. Ms. Hall has extensive experience in corporate financial administration and regulatory and investor communications for publicly traded companies. Ms. Hall has been the President and a Director of Eugenic Corp. since October 2000. Ms. Hall has been a director of Energy Power Systems Limited since December 1997, Secretary since July 1998, and VP Corporate Affairs since October 1999. Ms. Hall served as a Director of Rally Energy Corp. from December 1997 until June 2001, and as President from May 2000 until May 2001. Ms. Hall has provided financial, administrative and executive services to several publicly traded companies independently since September 1996. Prior to September 1996, Ms. Hall was employed as an accountant at Duguay & Ringler Corporate Services, a company which provides corporate secretarial and accounting services, including the management of public, investor and regulatory filing requirements, to several publicly traded companies.

     Date of Birth: May 12, 1964

     Current Outside Business Activities:
     VP Corporate Affairs, Secretary and Director of Engineering Power Systems Limited
     President and Director of Eugenic Corp.

     Jason DeZwirek
     ----- --------

     On August 31, 2001 Jason DeZwirek became a director, Executive Vice President, and Secretary of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. Mr.

     DeZwirek's principal occupation since October 1999 has been as Founder and President of kaboose.com Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

     Date of Birth: September 3, 1970

     Current Outside Business Activities:
     President of kaboose.com Inc.
     Vice President, Secretary and Director of CECO Environmental Corp. Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp.


     Joanne E. Mills
     ---------------

     On August 31, 2001, Joanne E. Mills became the Assistant Secretary of the Company. Joanne E. Mills is the Secretary of API Electronics, Inc., a wholly owned subsidiary of the Company, and has worked for API Electronics, Inc. since 1990. She currently serves as the Human Resources Director of API Electronics, Inc., where she administers health and dental plans, the 401(k) retirement plan, payroll direction, insurance plans, and various other administrative functions.

     Date of Birth: August 11, 1946

     Current Outside Business Activities:  None.

Jason DeZwirek is Phillip DeZwirek's son. Joanne E. Mills and Thomas W. Mills are married to each other. There are no other family relationships between any two or more of the directors or senior management members named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The Company's directors and officers as of the date of this Annual Report are summarized in the following table:

--------------------------------------------------------------------------------
Name                          Position(s)
--------------------------------------------------------------------------------
Phillip DeZwirek              Director, Chairman of the Board, Chief
                              Executive Officer, Chief Financial Officer,
                              Treasurer, and Controller
--------------------------------------------------------------------------------
James C. Cassina              Director
--------------------------------------------------------------------------------
Thomas W. Mills               Director, President, and Chief Operating Officer
--------------------------------------------------------------------------------
Sandra J. Hall                Director
--------------------------------------------------------------------------------
Jason DeZwirek                Director, Executive Vice President, and Secretary
--------------------------------------------------------------------------------
Joanne E. Mills               Assistant Secretary
--------------------------------------------------------------------------------

B.  COMPENSATION

Compensation Required to be Disclosed Under the Ontario Securities Act
----------------------------------------------------------------------

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than $100,000 in total salary and bonus for the fiscal year in question. The only executive officers of the Company for whom disclosure is required under the Ontario Securities Act for the fiscal year ended April 30, 2001 are Ms. Elizabeth J. Kirkwood, a former President and Chief Executive Officer of the Company who resigned from her position as Chief Executive Officer of the Company effective as of June 6, 2000, Romaine E. Gilliland, who was appointed Chief Executive Officer of the Company on June 6, 2000 and served in that capacity until his resignation on April 10, 2001, and James C. Cassina, who was appointed Chief Executive Officer of the Company on April 10, 2001 and remained the Company's Chief Executive Officer throughout the remainder of the Company's fiscal year ending April 30, 2001.

The Company paid Elizabeth J. Kirkwood a salary at the rate of $85,000 per year from May 10, 2000, the beginning of the Company's current fiscal year, until June 30, 2000, following her resignation as Chief Executive Officer of the Company on June 7, 2000. Thus, the Company paid Ms. Kirkwood approximately $12,110 in salary during the fiscal year ending April 30, 2001. The Company granted Elizabeth J. Kirkwood stock options to purchase 18,000 Common Shares of the Company at an exercise price of US $2.55 during the fiscal year ending April 30, 2001. These stock options were subsequently cancelled. In addition to the salary noted above, the Company made payments to entities affiliated with Ms. Kirkwood in the amounts set forth in Note 7(a) to the financial statements included in Part III, Item 17 of this Annual Report. Such payments include $12,500 in office rent paid to 1014620 Ontario Ltd., a company in which Ms. Kirkwood is the sole officer and director, and an owner of 75% of the company's outstanding equity securities, during the fiscal year ending April 30, 2001. Such payments also include $38,000 in fees related to accounting and administrative support to 1014620 Ontario Ltd. during the fiscal year ending April 30, 2001. Subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company paid 1014620 Ontario Ltd. $2,000 per month through September 30, 2001 for accounting and administrative support. Finally, such payments include $1,600 in Web site hosting and maintenance fees paid to Crossbeam Limited doing business as Crossbeam.com, a company in which Ms. Kirkwood owns 90% of the company's outstanding equity securities and serves as a director. Subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company continued to pay Crossbeam.com $2,000 per month for Web site hosting and maintenance fees through September 30, 2001. As reflected in Note 7(c) to the financial statements included in Part III, Item 17 of this Annual Report, the Company carries an account payable of $25,000 owed to Ms. Kirkwood for previous consulting services.

Romaine E. Gilliland, who served as Chief Executive Officer of the Company from June 6, 2000 until April 10, 2001, entered into a two year employment agreement with the Company's wholly owned subsidiary IL Data Corporation, Inc. on June 6, 2000 to act as its Secretary-Treasurer and Chief Financial Officer at an annual salary of US $60,000, which salary was subsequently increased. This employment agreement was terminated on April 10, 2001. The Company paid Mr. Gilliland US $104,246 in salary and other compensation related to the severance of his employment during the fiscal year ending April 30, 2001. In addition, the Company paid Mr. Gilliland $8,370 in automobile benefits and $1,256 in professional dues. As reflected in Note 7(d) to the financial statements included in Part III, Item 17 of this Annual Report, the Company paid $8,795 in accounting fees to the accounting firm of Romaine E. Gilliland, C.P.A. during the fiscal year ending April 30, 2001.

The Company did not pay James C. Cassina cash compensation during the fiscal year ending April 30, 2001. Information related to stock options granted to persons for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly is set forth below.

Compensation Previously Disclosed Publicly
------------------------------------------

Although not required under the Ontario Securities Act, the Company disclosed, in a July 27, 2001 Notice of Special Meeting of Shareholders to be Held August 30, 2001 and Management Information Circular Relating to its Acquisition of API Electronics, Inc. (the "Circular"), which Circular was publicly disclosed in a Form 6-K filing with the United States Securities and Exchange Commission, compensation to certain of the Company's directors other than Elizabeth J. Kirkwood, Romaine E. Gilliland, and James C. Cassina.

In the Circular, the Company disclosed that API Electronics, Inc., now the Company's wholly owned subsidiary, pays Thomas W. Mills an annual salary of US $91,000, and an annual car allowance of US $6,600. API Electronics, Inc. pays Joanne Mills a yearly salary of US $28,600, and an annual car allowance of US $7,300. API Electronics, Inc. does not pay any further compensation to Mr. or Mrs. Mills, or to any of its directors. In the Circular, the Company also disclosed that the Company paid Sandra J. Hall, formerly the Company's Secretary, compensation of $2,000 per month for corporate secretarial services. The Company paid this amount to Ms. Hall through September 30, 2001. The Company paid Ms. Hall $23,500 for corporate secretarial services during the fiscal year ending April 30, 2001.

Cash Compensation of Directors During the Financial Year Ended April 30, 2001
-----------------------------------------------------------------------------

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended April 30, 2000 for their services in their capacity as directors, although directors are entitled to $200 per meeting.

Stock Option Plan
-----------------

In 1995, a stock option plan was authorized for directors, officers, and employees. The terms of the plan restrict options granted at any point in time to 10% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years.

Stock Options Granted to Directors and Officers
-----------------------------------------------

In connection with the Company's acquisition of API Electronics, Inc., the Company cancelled all of its stock options outstanding as of July 24, 2001, except for those stock options that had been granted to Ms. Elizabeth J. Kirkwood prior to the Company's fiscal year ending April 30, 2001 and which are described in Item 6E below. As a result of these cancellations and as a result of the expiration of certain other stock options, none of the stock options granted by the Company during the fiscal year ending April 30, 2001 remain exercisable. The Company did grant stock options to its directors after the end of its fiscal year ending April 30, 2001, however, which stock options are set forth in Item 6E below.

Long-Term Incentive Plan Awards
-------------------------------

The Company did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended April 30, 2001.

Pension and Retirement Benefits
-------------------------------

During the fiscal year ending April 30, 2001, the Company provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby the Company matched employees' contributions up to the lesser of three percent of each employees' annual income or US$6,000. Neither the Company nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

C.   BOARD PRACTICES

During the fiscal year ended April 30, 2000, and until June 6, 2000, the Company's board of directors consisted of four persons. Elizabeth J. Kirkwood, Sandra J. Hall, William Jarvis, and Ian S. Davey served as directors until June 6, 2000, when Mr. Jarvis and Mr. Davey resigned from the board of directors, the number of directors was increased from four to five, and Frank Kollar, Romaine
E. Gilliland, and George Stubos were appointed directors to fill the resulting vacancies. From June 6, 2000 until December 15, 2000, the Company's board of directors consisted of Elizabeth J. Kirkwood, Sandra J. Hall, Frank Kollar, Romaine E. Gilliland, and George Stubos. On December 15, 2000, George Stubos resigned from the Board of Directors, and the number of directors was decreased from five to four. From December 15, 2000 until February 7, 2001, the Company's board of directors consisted of Frank Kollar, Romaine E. Gilliland, Elizabeth J. Kirkwood, and Sandra J. Hall. On February 7, 2001, the number of directors was increased from four to five and Richard J. Lachick was appointed to the Board of Directors. From February 7, 2001 until March 7, 2001, the Company's Board of Directors consisted of Frank Kollar, Romaine E. Gilliland, Elizabeth J. Kirkwood, Sandra J. Hall, and Richard J. Lachick. On March 7, 2001, Frank Kollar resigned from the board of directors, and the number of directors was decreased from five to four. On April 10, 2001, Mr. Gilliland resigned from the board of directors and James C. Cassina was appointed to fill the resulting vacancy. From April 10, 2001 until August 31, 2001, the Board of directors consisted of James C. Cassina, Elizabeth J. Kirkwood, Sandra J. Hall, and Richard J. Lachick.

On August 31, 2001, the number of directors was increased from four to five, Elizabeth J. Kirkwood and Richard J. Lachick resigned from the board of directors, and Phillip DeZwirek, Thomas W. Mills, and Jason DeZwirek were appointed to the Board of Directors. The five directors named below continue to serve as of the date of this Annual Report. The current terms of each of the Company's directors began on October 30, 2001, the date of the Company's 2001 Annual Meeting of Shareholders, and will expire on the date of the Company's 2002 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his or her name:

Sandra J. Hall:      April 28, 2000
James C. Cassina:    April 10, 2001
Phillip DeZwirek:    August 31, 2001
Thomas W. Mills:     August 31, 2001
Jason DeZwirek:      August 31, 2001

None of the Company's directors are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company does not have a Remuneration Committee. As of the date of this Annual Report, the

Company's Audit Committee consists of three directors, Phillip DeZwirek, Sandra
J. Hall, and Jason DeZwirek. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The Audit Committee reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.

D.   EMPLOYEES

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and at the locations set forth below:

-----------------------------------------------------------------
Location         5/10/00       10/31/00      4/30/01      10/1/01
-----------------------------------------------------------------
Ontario,
Canada              2             1             1            0
-----------------------------------------------------------------
Charlottesville,
Virginia            0             7             2            0
-----------------------------------------------------------------
Hauppauge,
New York            0             0             0           50
-----------------------------------------------------------------
-----------------------------------------------------------------
 TOTAL              2             8             3           50
-----------------------------------------------------------------
-----------------------------------------------------------------

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and in the categories of activities set forth below:

-----------------------------------------------------------------
Activity         5/10/00       10/31/00      4/30/01      10/1/01
-----------------------------------------------------------------
Corporate
Offices             2             1             1            0
------------------------------------------------------------------
Web site
Management          0             7             2            0
------------------------------------------------------------------
API *
Management          0             0             0            3
------------------------------------------------------------------
API
Sales               0             0             0            2
------------------------------------------------------------------
API Design
Engineering         0             0             0            1
------------------------------------------------------------------
API Testing /
Environmental
Engineering         0             0             0            2
------------------------------------------------------------------
API Process
Engineering         0             0             0            4
------------------------------------------------------------------
API
QualityAssurance    0             0             0            2
------------------------------------------------------------------
API Production
Management          0             0             0            3
------------------------------------------------------------------
API
Assembly            0             0             0           31
------------------------------------------------------------------
API Accounting /
Human Resources     0             0             0            2
------------------------------------------------------------------

------------------------------------------------------------------
------------------------------------------------------------------
TOTAL               2             8             3           50
------------------------------------------------------------------

* API = API Electronics, Inc., a wholly owned subsidiary of the Company

For a discussion of the reasons that employee data prior to May 10, 2000 is excluded from this Item 6D, see the footnotes accompanying the Selected Consolidated Financial Data in Item 3A above. None of the Company's employees is a member of a labor union. The Company does not employ temporary employees.

E.   SHARE OWNERSHIP

Share Ownership of Directors and Officers
-----------------------------------------

As of September 28, 2001, an aggregate of 10,892,972 Common Shares and no Special Shares of the Company were issued and outstanding. The table below sets forth the share ownership in the Company of the persons listed in subsection 6.B of this Item 6 above as of September 28, 2001, based on numbers reported to the Company by the persons set forth below. None of the persons set forth below have different voting rights.

--------------------------------------------------------------------------------
Name                            Number of Common   Percentage of Issued and
                                Shares Held        Outstanding Common Shares(d)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Elizabeth J. Kirkwood           211,895            1.95%
--------------------------------------------------------------------------------
Romaine E. Gilliland            0                  0.00%
--------------------------------------------------------------------------------
James C. Cassina                7,667              0.07%
--------------------------------------------------------------------------------
Sandra J. Hall                  6,916/(a)/         0.06%
--------------------------------------------------------------------------------
Phillip DeZwirek                1,567,380/(b)/     14.39%
--------------------------------------------------------------------------------
Thomas W. Mills                 329,916            3.03%
--------------------------------------------------------------------------------
Jason DeZwirek                  1,402,422/(c)/     12.87%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Notes:
------
(a) Ms. Sandra J. Hall holds 6,916 Common Shares of the Company directly. Ms. Hall also has an indirect interest in an additional 5,000 Common Shares of the Company (not reflected in the table above) held by Eugenic Corp., a company in which Ms. Hall is a minority shareholder and of which she is the President and a director.
(b) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held 2,804,283 Common Shares of the Company as of September 28, 2001. Mr. Phillip DeZwirek thus holds, indirectly through Can-Med Technology Inc., a 50% interest in approximately 1,402,422 Common Shares of the Company, representing approximately 12.87% of the outstanding Common Shares of the Company. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, a company that held 164,958 Common Shares of the Company, representing an additional 1.51 % of the Company's Common Shares, as of September 28, 2001.
(c) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-

     Med Technology, Inc. Can-Med Technology Inc. (doing business as Green Diamond Corp.) held 2,804,283 Common Shares of the Company as of September 28, 2001. Mr. Jason DeZwirek thus holds, indirectly through Can-Med Technology Inc., a 50% interest in approximately 1,402,422 Common Shares of the Company, representing approximately 12.87% of the outstanding Common Shares of the Company.
(d) Percentages are computed by dividing the number of Common Shares held (excluding options and warrants to purchase Common Shares, which are disclosed separately below) by the 10,892,972 Common Shares of the Company issued and outstanding as of September 28, 2001. Note that percentages held by the Company's major shareholders, as disclosed in Item 7A below, which reflect shares beneficially owned (including options and warrants), may be higher.

Stock Option Plan
-----------------

In 1995, a stock option plan was authorized for directors, officers and employees. The terms of the plan restrict options granted at any point in time to 10% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years.

Stock Options Held by Directors and Officers
--------------------------------------------

The following table sets forth all outstanding stock options granted to directors and officers of the Company for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report:

Common Share Purchase Options

--------------------------------------------------------------------------------
Optionee                  Number of Shares     Exercise Price   Expiration Date
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Elizabeth J. Kirkwood          10,000               $.90       August 3, 2002
--------------------------------------------------------------------------------
James C. Cassina               50,000               $.45        July 31, 2006
--------------------------------------------------------------------------------
James C. Cassina               50,000               $.75        July 31, 2006
--------------------------------------------------------------------------------
Sandra J. Hall                 50,000               $.45        July 31, 2006
--------------------------------------------------------------------------------
Sandra J. Hall                 50,000               $.75        July 31, 2006
--------------------------------------------------------------------------------
Phillip DeZwirek               50,000               $.45      August 31, 2006
--------------------------------------------------------------------------------
Phillip DeZwirek               50,000               $.75      August 31, 2006
--------------------------------------------------------------------------------
Thomas W. Mills                50,000               $.45      August 31, 2006
--------------------------------------------------------------------------------
Thomas W. Mills                50,000               $.75      August 31, 2006
--------------------------------------------------------------------------------
Jason DeZwirek                 50,000               $.45      August 31, 2006
--------------------------------------------------------------------------------
Jason DeZwirek                 50,000               $.75      August 31, 2006
--------------------------------------------------------------------------------

No purchase price was associated with any of the stock options set forth above. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

Warrants Held by Directors and Officers
---------------------------------------

The following table sets forth all outstanding warrants to purchase Common Shares granted to persons for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report:

Warrants to Purchase Common Shares

--------------------------------------------------------------------------------
Warrant Holder          Number of Shares     Exercise Price   Expiration Date
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Phillip DeZwirek/(a)/      783,690               US$.45       February 28, 2003
--------------------------------------------------------------------------------
Phillip DeZwirek/(a)/      783,690               US$.75         August 30, 2003
--------------------------------------------------------------------------------
Thomas W. Mills            164,958               US$.45       February 28, 2003
--------------------------------------------------------------------------------
Thomas W. Mills            164,958               US$.75         August 30, 2003
--------------------------------------------------------------------------------
Jason DeZwirek/(b)/        701,211               US$.45       February 28, 2003
--------------------------------------------------------------------------------
Jason DeZwirek/(b)/        701,211               US$.75         August 30, 2003
--------------------------------------------------------------------------------

_____________
Notes:
------
(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Class A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of US$.45 and Class B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of US$.75 as of September 28, 2001. Mr. Phillip DeZwirek thus holds, indirectly through Can-Med Technology Inc., a 50% interest in warrants to purchase approximately 1,402,422 Common Shares of the Company. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, a company that held Class A Warrants to purchase 82,479 Common Shares of the Company at an exercise price of US$.45 and Class B Warrants to purchase 82,479 Common Shares of the Company at an exercise price of US$.75 as of September 28, 2001.
(b) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Class A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of US$.45 and Class B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of US$.75 as of September 28, 2001. Mr. Phillip DeZwirek thus holds, indirectly through Can-Med Technology Inc., a 50% interest in warrants to purchase approximately 1,402,422 Common Shares of the Company.

The warrants described in the table above were issued in connection with the transaction described in Note 11(a) to the financial statements contained in
Part III, Item 17 of this Annual Report, and for the consideration described therein. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table discloses all known major shareholders beneficially owning 5% or more of the Company's issued and outstanding shares of Common Stock as of September 28, 2001. As of September 28, 2001 (and as of the date of this Annual Report), an aggregate of 10,892,972 Common Shares and no Special Shares of the Company were issued and outstanding. None of the major shareholders have different voting rights.

-----------------------------------------------------------------------------------------
Name                             Number of Common Shares  Percentage of Issued and
                                 Beneficially Owned       Outstanding Common Shares /(a)/
-----------------------------------------------------------------------------------------
Can-Med Technology, Inc. doing   5,608,567/(b)/           33.99%
business as Green Diamond Corp.
-----------------------------------------------------------------------------------------
Phillip DeZwirek                 6,038,483/(c)/           43.25%
-----------------------------------------------------------------------------------------
Jason DeZwirek                   5,708,567/(d)/           40.89%
-----------------------------------------------------------------------------------------
Seloz Gestion & Finance SA       1,094,165/(e)/           9.13%
-----------------------------------------------------------------------------------------
Hapi Handels-Und-                1,094,165/(e)/           9.13%
Beteiligungsqeselischaft MBH
-----------------------------------------------------------------------------------------
Private Investment Company Ltd.  1,094,165/(e)/           9.13%
-----------------------------------------------------------------------------------------
CCD Consulting Commerce          1,094,165/(e)/           9.13%
Distruibution AG
-----------------------------------------------------------------------------------------
Partner Marketing AG             1,094,165/(e)/           9.13%
-----------------------------------------------------------------------------------------
Thomas W. Mills                  759,832 /(f)/            6.52%
-----------------------------------------------------------------------------------------
Shangri-La Investments Inc       669,565/(g)/             5.79%
-----------------------------------------------------------------------------------------

Notes:
------

(a) Computed by dividing the number of shares beneficially held by each shareholder, including Common Shares and Common Shares underlying options and warrants exersisable within 60 days, by the total number of issued and outstanding Common Shares of the Company plus each shareholder's Common Shares underlying options and warrants exersisable within 60 days.
(b) Includes 2,804,283 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days.
(c) Includes 2,804,283 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 164,958 Common Shares and 164,958 Common Shares underlying warrants exercisable within 60 days held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Mr. Phillip DeZwirek.
(d) Includes 2,804,283 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek, Mr. Jason DeZwirek's father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Mr. Jason DeZwirek.
(e) Includes 547,083 Common Shares and 547,082 Common Shares underlying warrants exercisable within 60 days.
(f) Includes 329,916 Common Shares and 329,916 Common Shares underlying warrants exercisable within 60 days. Also includes 100,000 Common Shares underlying options exercisable within 60 days.
(g) Includes 334,781 Common Shares and 334,784 Common Shares underlying warrants exercisable within 60 days.

Each of the major shareholders listed above obtained his or its Common Shares effective August 31, 2001. There have been no other significant changes in the percentage ownership held by any of the above major shareholders during the past three years.

The following table discloses the geographic distribution of the holders of record of the Company's Common Stock as of September 28, 2001:

-------------------------------------------------------------------------------------------------
                      Number of      Number of Shares    Percentage of    Percentage of Shares
Country               Shareholders                       Shareholders
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Canada                1,040          6,141,793           89.19%           56.38%
-------------------------------------------------------------------------------------------------
USA (host country)    107            699,084             9.18%            6.42%
-------------------------------------------------------------------------------------------------
Switzerland           3              1,641,249           0.26%            15.07%
-------------------------------------------------------------------------------------------------
Australia             4              1,166               0.34%            0.01%
-------------------------------------------------------------------------------------------------
Bahamas               5              783,845             0.43%            7.20%
-------------------------------------------------------------------------------------------------
Turks & Caicos        1              547,083             0.09%            5.02%
-------------------------------------------------------------------------------------------------
Austria               1              547,083             0.09%            5.02%
-------------------------------------------------------------------------------------------------
Denmark               1              2                   0.09%            0.00%
-------------------------------------------------------------------------------------------------
British Virgin        1              200,000             0.09%            1.84%
Islands
-------------------------------------------------------------------------------------------------
Botswana              1              13,333              0.09%            0.12%
-------------------------------------------------------------------------------------------------
Belize                1              159,167             0.09%            1.46%
-------------------------------------------------------------------------------------------------
BWI                   1              159,167             0.09%            1.46%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Total                 1,166          10,892,972          100.03%/(a)/     100%
-------------------------------------------------------------------------------------------------

/(a)/ Rounding Error.

The Company may be indirectly controlled by Can-Med Technology Inc., which, as of September 28, 2001, held 2,804,283 shares of Common Stock of the Company (excluding warrants), representing approximately 25.74% of the Company's issued and outstanding shares of Common Stock as of September 28, 2001. The Company may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Can-Med Technology Inc. and Technapower Industries Corporation, held approximately 14.39% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of September 28, 2001. The Company may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Can-Med

Technology Inc., held approximately 12.87% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of September 28, 2001. The Company is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control the Company.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS SINCE MAY 10, 2000

Ms. Elizabeth J. Kirkwood, formerly the Chief Executive Officer of the Company, serves on the Board of Directors of Stroud Resources Ltd., a company in which the Company holds a minority interest as a passive investment. See Item 6B above for additional related party transactions with Elizabeth J. Kirkwood and her affiliates, and for related party transactions with Romaine E. Gilliland, Sandra J. Hall, and their affiliates.

Frank Kollar, who served as Chairman of the Company's board of directors from June 6, 2000 until March 7, 2001, entered into a two year employment agreement with the Company's wholly owned subsidiary IL Data Corporation, Inc. on June 6, 2000 to act as its President at an annual salary of US $60,000. This employment agreement was terminated on March 7, 2001. As reflected in Note 7(d) to the financial statements included in Part III, Item 17 of this Annual Report, the Company paid Frank Kollar, formerly Chairman of the Company's board of directors, $30,227 in consulting fees during the fiscal year ending April 30, 2001. The Company also paid Mr. Kollar US $10,000 per month in consulting fees from May 1, 2001 through August 31, 2001.

On March 7, 2001, the Company purchased 4,890,000 Common Shares of the Company from Sierra Holdings Limited, a company beneficially owned 88.84% by Frank Kollar and 11.16% by Romaine E. Gilliland (3,890,000 Common Shares), George Stubos, a former member of the Company's board of directors (500,000 Common Shares), and Christos Lividas, a former member of the Company's advisory board (500,000 Common Shares) for consideration of US $.05 per share (US $244,500 or Cdn. $376,164).

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Financial Statements

See the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

Export Sales

Export sales did not constitute a significant portion of the Company's total sales volume as of April 30, 2001, the end of the Company's most recent fiscal year.

Legal or Arbitration Proceedings

As of the date of this Annual Report, there are no legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

Company Policy on Dividend Distributions

The Company's board of directors declared the Company's most recent dividend on April 11, 2000, when the Company issued a dividend-in-kind of 6,266,667 common shares of First Strike Diamonds Inc. to shareholders of record of the Company on March 1, 2000. This dividend was an extraordinary event and the Company does not intend to pay further dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company.
The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

Significant Changes

Significant changes have occurred since April 30, 2001, the date of the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report. In particular, see Note 11 ("Subsequent Events") to the Consolidated Financial Statements for a description of these significant changes.

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A(4).  PRICE HISTORY

Price History in the Canadian Market

The following table sets forth the reported high and low sale prices and, as applicable, the volume of trading of the Company's Common Shares, as adjusted to reflect a 1:3 consolidation of the Company's Common Shares effective September 10, 2001 and a 1:10 consolidation of the Company's Common Shares effective May 18, 1999, and as reported by the Canadian Dealing Network Inc. ("CDN") (prior to December 22, 2000) or the Canadian Venture Exchange ("CDNX") (after December 22,
2000), as applicable, for the periods indicated:


            Period                                   High    Low     Volume
            -------                                  ----    ---     ------

            Past 6 Calendar Months
            ----------------------
     2001:  September/(a)/.........................    N/A     N/A        N/A
            August (through August 8, 2001)/(a)/...  $1.50   $1.29     10,150
            July...................................   0.45    0.39      2,652
            June...................................   0.60    0.27     16,754
            May....................................   0.75    0.45    347,033
            April..................................   0.39    0.39         69

            Quarterly Data Since Q1 2000
            ----------------------------
     2002:  Second Quarter (10/31/01)/(a)/.........   1.50    1.29     10,050
            First Quarter (7/31/01)................   0.75    0.27    366,443

     2001:  Fourth Quarter (4/30/01)............    1.38    0.75       4,572
            Third Quarter (1/31/01)/(b)/........    2.28    1.38      39,327
            Second Quarter (10/31/00)/(c)/......     N/A     N/A         N/A
            First Quarter (7/31/00)/(c)/........     N/A     N/A         N/A

     2000:  Fourth Quarter (4/30/00)/(c)/.......   12.00    5.25     508,159
            Third Quarter (1/31/00).............   12.00    2.70     567,014
            Second Quarter (10/31/99)...........    2.70    0.81     202,022
            First Quarter (7/31/99).............    1.20    0.75      31,236

     2001:  FYE 4/30/01/(b)/....................    2.28    0.75      43,899
     2000:  FYE 4/30/00/(c)/....................   12.15    0.75   1,003,930
     1999:  FYE 4/30/99:........................   16.50    2.10     591,876
     1998:  FYE 4/30/98:........................   72.00    6.00  15,852,442
     1997:  FYE 4/30/97:........................  142.50   22.50   2,577,307

    /(a)/ The Company's trading was halted on the CDNX as of August 8, 2001. The Company's Board of Directors has determined that it will not seek to re-establish trading of its Common Shares on the CDNX and has requested to be delisted voluntarily from the CDNX.
    /(b)/ Beginning December 22, 2000, the date on which trading commenced on the CDNX.
    /(c)/ The Company's Common Shares were not traded in Canada from March 3, 2000 until December 22, 2000.

Prior to December 22, 2000, the Company's Common Shares were traded on the CDN, and were traded under the symbol OPUS from May 1999 until March 3, 2000. On March 3, 2000, when the Company announced a transaction with IL Data Corporation, the Company's Common Shares were removed from the visible quotation provided by the CDN because the transaction represented a change in control, a change in business and a change of name for the Company. The IL Data Corporation transaction was completed on June 6, 2000, the name change occurred on July 25, 2000, and the Company filed an application for quotation with CDN on August 11, 2000.

In the meantime, some companies that were quoted on CDN were invited to apply for listing on the CDNX. The Company made the application for listing on the CDNX and filed the necessary documentation, and began listing the shares of the Company on Tier 3 of CDNX as of December 22, 2000.

For the period from December 22, 2000 through August 8, 2001, the Common Stock of the Company was listed on the CDNX under the symbol "YIK" and CUSIP #461459109. The Company's trading was halted on the CDNX as of August 8, 2001, and remains halted as of the date of this Annual Report. This is a result of the fact that the Company's Board of Directors, based on business and timing factors, decided not to obtain pre-approval from the CDNX for its August 31, 2001 acquisition of API Electronics, Inc., which constituted a reverse take-over transaction requiring pre-approval. The Company's Board of Directors has determined that it will not seek to reestablish trading of its Common Shares on the CDNX, and has requested to be delisted voluntarily from the CDNX.

Price History in the United States Market

During the fiscal year ending April 30, 2001 and through September 7, 2001, while the Company's name was InvestorLinks.com Inc., the Common Stock of the Company was traded over-the-counter on the NASD

OTC Bulletin Board under the symbol "IVLKF." On August 30, 2001, the Company's shareholders approved a change of the Company's name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001, when the Company filed Articles of Amendment in Ontario. On September 10, 2001, shares of the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF."

The following table sets forth the reported high and low bid prices and volume of trading of the Common Shares, as adjusted to reflect a 1:3 consolidation of the Company's Common Shares effective September 10, 2001 and a 1:10 consolidation of the Company's Common Shares effective May 18, 1999, and as reported by the NASD for the fiscal periods indicated (the Common Stock commenced trading on the NASD Electronic Bulletin Board in February 1997). Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                        Period                        High            Low           Volume
                        ------                        ----            ---           ------
                        Past 6 Calendar Months
                        ----------------------
     2001:              September...................         US$1.39       US $0.75       2,133
                        August......................            1.05           0.51      62,200
                        July........................            0.57           0.33      12,000
                        June........................            0.57           0.33       5,867
                        May.........................            0.75           0.39     100,533
                        April.......................            0.60          0.375       8,400

                        Quarterly Data Since Q1 2000
                        ----------------------------
     Fiscal 2002:       First Quarter (7/31/01).....            0.75           0.33     118,400

     Fiscal 2001:       Fourth Quarter (4/30/01)....           0.600          0.375      56,833
                        Third Quarter (1/31/01).....           3.844          0.750     295,933
                        Second Quarter (10/31/00)...          10.125          3.750     781,800
                        First Quarter (7/31/00).....           8.718          3.375   1,418,400

     Fiscal 2000:       Fourth Quarter (4/30/00)....           9.186          3.750     250,600
                        Third Quarter (1/31/00).....           8.115          1.710     152,467
                        Second Quarter (10/31/99)...           1.875          0.450     465,467
                        First Quarter (7/31/99).....           2.400          0.450      29,067

     2001:              FYE 4/30/01:................          13.500          0.375   2,593,460
     2000:              FYE 4/30/00:................           9.186          0.450     897,600
     1999:              FYE 4/30/99:................           13.11          1.500     141,900
     1998:              FYE 4/30/98:................           56.25          6.000     235,533
     1997:              FYE 4/30/97:................            N/A*

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

As of September 28, 2001, the stockholders' list for the Company's Common Shares showed 1,166 registered stockholders and 10,892,972 Common Shares outstanding. Since a portion of the Company's Common Shares is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot estimate the total number of beneficial holders of its Common Shares. For the same reason the Company is unaware of how many of its outstanding Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of September 28, 2001, 107 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 699,084 of the Company's issued and outstanding Common Shares, representing approximately 6.42% of the total issued and outstanding Common Shares as of such date.

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

No director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest. (Bylaws, Paragraph 17). Neither the Articles of Amalgamation nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration, as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). The board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company. (Bylaws, Paragraph 38). Neither the Articles of Amalgamation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

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

Miscellaneous Provisions. Under the Company's Articles of Amalgamation, holders of Preference Shares shall not be entitled to sell, assign, transfer or dispose of Preference Shares without the previous, express consent of the directors and the prior written consent of the Ontario Securities Commission. In the event the Company were to pay dividends on the issued and outstanding shares, the dividend must be claimed within six years of the payment date and payment shall be forfeited and shall revert to the Company if not so claimed.

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

C.  MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company's group is a party, for the two years immediately preceding the publication of this Annual Report:

-------------------------------------------------------------------------------------------------------------------
     Date              Parties              Type              Terms and Conditions              Consideration
-------------------------------------------------------------------------------------------------------------------
Oct. 12, 1999    Company and Taurus    Agency           Taurus agrees to coordinate the   Commission of 7%, or
                 Capital Markets       Agreement        offering of  3,000,000 units of   $52,500 and 300,000
                 Ltd. ("Taurus")                        the Company for sale by private   compensation warrants,
                                                        placement, each unit consisting   each warrant exercisable
                                                        of one Common Share and one       to purchase one Unit for
                                                        Common Share purchase warrant     $0.25 per Unit.  Taurus
                                                        for $0.25 per unit ("Unit).       has exercised all of its
                                                        Each common share purchase        compensation warrants.
                                                        warrant is exercisable at the
                                                        price of $0.35 per share on or
                                                        before October 23, 2001.
-------------------------------------------------------------------------------------------------------------------
Nov. 15, 1999    Company and           Consulting       IRG agrees to provide             $15,000 per month
                 Investor Relations    Agreement        consulting services to the
                 Group (Ontario)                        Company for a period of one
                 Inc. ("IRG")                           year ending November 15, 2000
                                                        with a one-year renewal option.
                                                        Agreement was mutually
                                                        terminated effective February
                                                        28, 2001, and the related
                                                        options lapsed effective March
                                                        30, 2001.
-------------------------------------------------------------------------------------------------------------------
Nov. 15, 1999    Company and IRG       Stock Option     Company granted IRG options to    At the date of the
                                       Agreement        purchase up to 300,000 Common     agreement the options
                                                        Shares at $0.90 per share on or   had no value.
                                                        before November 30, 2001.
                                                        Agreement was mutually
                                                        terminated effective February
                                                        28, 2001, and the related
                                                        options lapsed effective March
                                                        30, 2001.
-------------------------------------------------------------------------------------------------------------------
January 17,      Company and Vertex    Acquisition      Company transferred and                            $940,000
 2000            Ventures Inc.         Agreement        assigned all of its interest in
                 ("Vertex")                             the Baffin Island Project, the
                                                        Gope Project and converted
                                                        $265,000 of indebtedness to
                                                        Vertex for common shares of
                                                        Vertex valued at $0.15 per
                                                        share.
-------------------------------------------------------------------------------------------------------------------
June 6, 2000     Company, IL Data      Securities       Company acquired all of the       $1,700,000 in Common
                 Canada, Inc. ("IL     Exchange         shares of IL Data, which          Shares of the Company
                 Data") and the        Agreement        indirectly owns and operates
                 shareholders of IL                     the Internet investment site
                 Data Canada, Inc.                      www.InvestorLinks.com.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and IRG       Amendment to     Parties agreed to increase        $5,000 per month
                                       Consulting       monthly fee to US$20,000 and to
                                       Agreement        extend term of agreement to
                                       dated Nov. 15,   July 1, 2001, with a one-year
                                       1999             renewal option. Agreement was
                                                        mutually terminated effective
                                                        February 28, 2001, and the
                                                        related options lapsed
                                                        effective March 30, 2001.
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and IRG       Stock Option     Company granted IRG options to    At the date of the
                                       Agreement        purchase up to 150,000 Common     agreement the options
                                                        Shares at US$2.55 per share on    had no material value
                                                        or before June 30, 2002.          because the market value
                                                        Agreement was mutually            of the Common Shares was
                                                        terminated effective February     US$2.53.
                                                        28, 2001, and the related
                                                        options lapsed effective March
                                                        30, 2001.
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Messrs.   Consulting and   The consultants agreed to sit     At the date of the
                 Carusone, Livadas,    Advisory Board   on Company's Advisory Board and   agreement the options
                 Johnson and Ms. Wood  Agreements       Company agreed to grant stock     had no material value
                                                        options to purchase up to         because the market value
                                                        225,000 Common Shares in the      of the Common Shares was
                                                        aggregate at US$2.55 per share    US$2.53.
                                                        on or before June 26, 2005.
                                                        (Mr. Livadas' agreement and
                                                        stock option grant were
                                                        cancelled and forfeited by
                                                        Release, dated March 1, 2001,
                                                        between the parties.  See
                                                        summary below.  All agreements
                                                        expired as of June 26, 2001,
                                                        and the related options have
                                                        lapsed.)

-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Kathy     Stock Option     Company granted Hobbs-Parent      At the date of the
                 Hobbs-Parent          Agreement        options to purchase up to 9,000   agreement the options
                                                        Common Shares at $2.55 per        had no material value
                                                        share, vesting at a rate of 1/3   because the market value
                                                        per year for three years.  Ms.    of the Common Shares was
                                                        Hobbs-Parent's employment was     US$2.53.
                                                        terminated effective May 31,
                                                        2001.  The options expired
                                                        August 29, 2001.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and           Stock Option     Company granted Ms. Kirkwood      At the date of the
                 Elizabeth J.          Agreement        options to purchase up to         agreement the options
                 Kirkwood                               18,000 Common Shares at $2.55     had no material value
                                                        per share on or before June 30,   because the market value
                                                        2005.  (Released by letter,       of the Common Shares was
                                                        dated July 24, 2001, signed by    US$2.53.
                                                        Ms. Kirkwood - See below)
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Sandra    Stock Option     Company granted Ms. Hall          At the date of the
                 J. Hall               Agreement        options to purchase up to         agreement the options
                                                        45,000 Common Shares at $2.55     had no material value
                                                        per share on or before June 30,   because the market value
                                                        2005. (Released by letter,        of the Common Shares was
                                                        dated July 24, 2001, signed by    US$2.53.
                                                        Ms. Hall)
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and George    Stock Option     Company granted Mr. Stubos        At the date of the
                 Stubos                Agreement        options to purchase up to         agreement the options
                                                        90,000 Common Shares at $2.55     had no material value
                                                        per share on or before June 30,   because the market value
                                                        2005.  (Cancelled by Release,     of the Common Shares was
                                                        dated March 1, 2001, between      US$2.53.
                                                        the parties.  See summary below)
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Romaine   Stock Option     Company granted Mr. Gilliland     At the date of the
                 Gilliland             Agreement        options to purchase up to         agreement the options
                                                        110,000 Common Shares at $2.55    had no material value
                                                        per share on or before June 30,   because the market value
                                                        2005.  Mr. Gilliland resigned     of the Common Shares was
                                                        effective April 10, 2001.  The    US$2.53.
                                                        options lapsed July 10, 2001.
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Frank     Stock Option     Company granted Mr. Kollar        At the date of the
                 Kollar                Agreement        options to purchase up to         agreement the options
                                                        290,000 Common Shares at $2.55    had no material value
                                                        per share on or before June 30,   because the market value
                                                        2005  (Cancelled by Release,      of the Common Shares was
                                                        dated March 1, 2001, between      US$2.53.
                                                        the parties.  See summary below)
-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Denise    Stock Option     Company granted Ms. Gervin        At the date of the
                 Gervin                Agreement        options to purchase up to         agreement the options
                                                        15,000 Common Shares at $2.55     had no material value
                                                        per share, vesting at a rate of   because the market value
                                                        1/3 per year for three years.     of the Common Shares was
                                                        Ms. Gervin's employment was       US$2.53.
                                                        terminated effective February
                                                        9, 2001.  The options expired
                                                        May 9, 2001.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
June 26, 2000    Company and Chris     Consulting and   Mr. Papaioannou agrees to          .  $2,166.67 per month
                 Papaioannou           Stock Option     provide consulting services to     .  Reimbursement for
                                       Agreement        the Company for a three-year       expenses
                                                        period commencing June 26,         .  Company granted Mr.
                                                        2000.  Mr. Papaioannou             Papaioannou options to
                                                        terminated the Consulting          purchase up to 9,000
                                                        Agreement effective December       Common Shares at $2.55
                                                        2000, and the related options      per share for a period
                                                        have lapsed.                       of five years, vesting
                                                                                           at a rate of 1/3 per
                                                                                           year for three years. At
                                                                                           the date of the
                                                                                           agreement the options
                                                                                           had no material value
                                                                                           because the market value
                                                                                           of the Common Shares was
                                                                                           US$2.53.
--------------------------------------------------------------------------------------------------------------------
August 2, 2000   Company and           Subscription      Stockhouse subscribed for         US$3,375,000
                 Stockhouse Media      Agreement         1,500,000 Common Shares of the
                 Corp. ("Stockhouse")                    Company at US$2.25 to be
                                                         satisfied by providing services
                                                         to the Company over a two-year
                                                         period.  See Note 4(b)(ii) of
                                                         the Financial Statements
                                                         included in Item 17 of this
                                                         Annual Report for further
                                                         detail regarding the
                                                         termination of agreements with
                                                         Stockhouse.
--------------------------------------------------------------------------------------------------------------------
August 2, 2000   Company and           Services          Stockhouse sets out the           See description of
                 Stockhouse            Agreement         services and functions to be      Subscription Agreement
                                                         performed by Stockhouse to earn   between Company and
                                                         the 1,500,000 Common Shares of    Stockhouse Media Corp.
                                                         the Company referred to above.    above.
                                                         See Note 4(b)(ii) of this
                                                         Financial Statements included
                                                         in Item 17 of this Annual
                                                         Report for further detail
                                                         regarding the termination of
                                                         agreements with Stockhouse.
--------------------------------------------------------------------------------------------------------------------
August 8, 2000   Company and Ming      Subscription      Ming subscribed for 680,000       US$1,530,000
                 Capital Enterprises   Agreement         units of the Company for
                 Ltd. ("Ming")                           US$2.25 per unit.  Each unit
                                                         consists of one Common Share
                                                         and one Common Share purchase
                                                         warrant exercisable at the
                                                         price of US$3.00.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
August 8, 2000   Company and Ming       Warrant          Certificate evidencing right of   Nil
                                        Certificate      Ming to purchase 680,000 Common
                                                         Shares at the price of US$3.00
                                                         on or before August 8, 2002.
--------------------------------------------------------------------------------------------------------------------
March 1, 2001    Company and George     Release          Mr. Stubos agrees to (i) fully    US$35,000
                 Stubos                                  and completely release and
                                                         discharge any and all actions,
                                                         causes of actions, claims and
                                                         demands arising out of any and
                                                         all relationships with the
                                                         Company and (ii) allow the
                                                         Company to purchase for
                                                         cancellation 500,000 Common
                                                         Shares and cancel his option to
                                                         buy 90,000 Common Shares.
--------------------------------------------------------------------------------------------------------------------
March 1, 2001    Company and            Release          Mr. Livadas agrees to (i) fully   US$25,000
                 Christos Livadas                        and completely release and
                                                         discharge any and all actions,
                                                         causes of actions, claims and
                                                         demands arising out of any and
                                                         all relationships with the
                                                         Company and (ii) allow the
                                                         Company to purchase for
                                                         cancellation 500,000 Common
                                                         Shares and cancel his option to
                                                         buy 90,000 Common Shares.
--------------------------------------------------------------------------------------------------------------------
March 1, 2001    Company, Frank         Release and      Kollar and Sierra Holdings        US$209,000 to be paid
                 Kollar and Sierra      Consulting       Limited agree to (i) fully and    immediately at the time
                 Holdings Limited       Agreement        completely release and            of the Release and
                                                         discharge any and all actions,    US$60,000 to be paid as
                                                         causes of actions, claims and     set forth in the
                                                         demands arising out of any and    Consulting Agreement.
                                                         all relationships with the
                                                         Company and (ii) allow the
                                                         Company to purchase for
                                                         cancellation 3,890,000 Common
                                                         Shares and cancel Mr. Kollar's
                                                         option to buy 290,000 Common
                                                         Shares.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
May 11, 2001     Company, Elizabeth     Letter of        Kirkwood and Crossbeam Limited    .  $4,000 for the
                 J. Kirkwood and        Agreement for    doing business as Crossbeam.com   initial set-up
                 Crossbeam Limited      Website          agree to provide Web site         .  $2,000 pre month for
                 doing business as      Services         set-up and maintenance services   maintenance
                 Crossbeam.com                           to the Company for a six-month
                                                         period from May 11, 2001
                                                         through November 30, 2001.  The
                                                         Agreement is automatically
                                                         renewed for additional
                                                         six-month terms absent notice
                                                         of cancellation.  Either party
                                                         may cancel on thirty days
                                                         notice.
--------------------------------------------------------------------------------------------------------------------
June 11, 2001    Company and Engage,    Website          Company grants Engage the right   Company to pay Engage a
                 Inc. ("Engage")        Publisher        to sell advertising space on      royalty of 50% on all
                                        Agreement        the Company's website.  Engage    Net Advertising Revenue.
                                                         agrees that it will solicit,
                                                         serve, report and track
                                                         advertisers on the Company's
                                                         website for an initial term of
                                                         90-days after which the parties
                                                         have the option of one-year
                                                         renewals.  Engage ceased all
                                                         operations in September 2001.
--------------------------------------------------------------------------------------------------------------------
June 19, 2001    Company and API        Non-binding      Letter agreement confirming       None agreed upon at the
                 Electronics, Inc.      Letter of        mutual understanding regarding    time of the Letter.
                 ("API")                Intent           the parties' intention to
                                        Regarding        complete negotiations and enter
                                        Potential        into a formal agreement for the
                                        Business         Company's purchase of API.
                                        Combination of
                                        the Company
                                        and API
--------------------------------------------------------------------------------------------------------------------
June 26, 2001    Company and Taurus     Letter           Taurus agrees to act as the       .  A work fee of $15,000
                                        Agreement for    Company's exclusive financial     .  Reimbursement of
                                        financial        advisor with respect to the       certain out-of-pocket
                                        advisor          potential acquisition of API      costs
                                        services         for a period of four months       .  In the event of and
                                                         commencing on the date of the     upon completion of the
                                                         letter.                           purchase of API, 250,000
                                                                                           broker warrants for
                                                                                           Units on the same terms
                                                                                           as Units being issued to
                                                                                           purchase API
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
June 26, 2001    Company and Gilray,    Letter           Gilray, LLC agrees to execute a   .  $18,000
                 LLC                    Agreement for    Certificate of Satisfaction       .  Ownership of any and
                                        settlement of    fully releasing IL Data           all furniture abandoned
                                        lease, dated     Corporation Inc. and/or the       by tenant on the premises
                                        July 3, 2000,    Company from any further
                                        between          responsibility under the lease.
                                        Gilray, LLC
                                        and IL Data
                                        Corporation
                                        Inc., to
                                        commence
                                        August 1, 2000
                                        and terminate
                                        July 31, 2003
--------------------------------------------------------------------------------------------------------------------
July 24, 2001    Company and            Release          Kirkwood agrees to release        Nil
                 Elizabeth J.                            45,000 stock options previously
                 Kirkwood                                granted by the Company.
--------------------------------------------------------------------------------------------------------------------
July 24, 2001    Company and Sandra     Release          Hall agrees to release 45,000     Nil
                 J. Hall                                 stock options previously
                                                         granted by the Company.
--------------------------------------------------------------------------------------------------------------------
August 2, 2001   Company and James      Stock Option     Company granted Cassina options   At the date of the
                 C. Cassina             Agreement        to purchase up to 50,000 Common   agreement, market value
                                                         Shares at US$0.45 per share,      of the Common Shares was
                                                         and up to 50,000 Common Shares    US$0.30.
                                                         at US$0.75 per share on or
                                                         before July 31, 2006.  The
                                                         number of shares and exercise
                                                         prices associated with the
                                                         stock options set forth reflect
                                                         post-consolidation numbers and
                                                         prices--see Note 11(b) to the
                                                         financial statements contained
                                                         in Part III, Item 17 of this
                                                         Annual Report.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
August 2, 2001   Company and Sandra     Stock Option     Company granted Hall options to   At the date of the
                 J. Hall                Agreement        purchase up to 50,000 Common      agreement, market value
                                                         Shares at US$0.45 per share,      of the Common Shares was
                                                         and up to 50,000 Common Shares    US$0.30.
                                                         at US$0.75 per share on or
                                                         before July 31, 2006.  The
                                                         number of shares and exercise
                                                         prices associated with the
                                                         stock options set forth reflect
                                                         post-consolidation numbers and
                                                         prices--see Note 11(b) to the
                                                         financial statements contained
                                                         in Part III, Item 17 of this
                                                         Annual Report.
--------------------------------------------------------------------------------------------------------------------
July 27, 2001    InvestorLinks.com      Agreement and    The Company acquired all of the   6,500,000
                 Inc. and API           Plan of Merger   issued and outstanding shares     post-consolidation Units
                 Electronics, Inc.,                      of API Electronics, Inc. a        at US $.40 per Unit.
                 et al.                                  Delaware corporation.             Each Unit consists of
                                                                                           one Common Share,  1/2
                                                                                           of one Series A Common
                                                                                           Share purchase warrant
                                                                                           exercisable at US $.45
                                                                                           for a period of 18
                                                                                           months from the date of
                                                                                           issuance and  1/2 of one
                                                                                           Series B Common Share
                                                                                           purchase warrant
                                                                                           exercisable at US $.75
                                                                                           for a period of two
                                                                                           years from date of
                                                                                           issuance.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
August 31, 2001  API Electronics,       Agreement of     API Electronics, Inc. merges      Each share of common
                 Inc. and API           Merger           into API Acquisition Corp. with   stock of API Acquisition
                 Acquisition Corp.                       API Electronics, Inc. as the      Corp. outstanding on the
                                                         surviving corporation.            effective date of the
                                                                                           Agreement was cancelled
                                                                                           and no consideration was
                                                                                           paid with respect to any
                                                                                           such shares.  Each share
                                                                                           of common stock of API
                                                                                           Electronics, Inc., the
                                                                                           surviving corporation,
                                                                                           outstanding on the
                                                                                           effective date of the
                                                                                           Agreement, was (i)
                                                                                           exchanged with
                                                                                           InvestorLinks.com Inc.,
                                                                                           an Ontario Corporation
                                                                                           and the parent of API
                                                                                           Acquisition Corp.
                                                                                           ("IC"), for 33,163.27
                                                                                           shares of IC common
                                                                                           stock and A and B
                                                                                           warrants to purchase an
                                                                                           aggregate of 33,163.28
                                                                                           shares of IC common
                                                                                           stock and (ii) cancelled
                                                                                           immediately thereafter.
                                                                                           The surviving
                                                                                           corporation issued a new
                                                                                           certificate for 100
                                                                                           shares of common stock
                                                                                           to IC, which represented
                                                                                           all of the issued and
                                                                                           outstanding shares of
                                                                                           the surviving
                                                                                           corporation.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
August 31, 2001  Company and Phillip    Stock Option     Company granted options to        At the date of the
                 DeZwirek               Agreement        purchase up to 50,000 Common      Agreement, market value
                                                         Shares at US$0.45 per share,      of the Common Shares was
                                                         and up to 50,000 Common Shares    US$0.78 per share.
                                                         at US$0.75 per share on or
                                                         before August 31, 2006.  The
                                                         number of shares and exercise
                                                         prices associated with the
                                                         stock options set forth reflect
                                                         post-consolidation numbers and
                                                         prices--see Note 11(b) to the
                                                         financial statements contained
                                                         in Part III, Item 17 of this
                                                         Annual Report.
--------------------------------------------------------------------------------------------------------------------
August 31, 2001  Company and Thomas     Stock Option     Company granted options to        At the date of the
                 W. Mills               Agreement        purchase up to 50,000 Common      Agreement, market value
                                                         Shares at US$0.45 per share,      of the Common Shares was
                                                         and up to 50,000 Common Shares    US$0.78 per share.
                                                         at US$0.75 per share on or
                                                         before August 31, 2006.  The
                                                         number of shares and exercise
                                                         prices associated with the
                                                         stock options set forth reflect
                                                         post-consolidation numbers and
                                                         prices--see Note 11(b) to the
                                                         financial statements contained
                                                         in Part III, Item 17 of this
                                                         Annual Report.
--------------------------------------------------------------------------------------------------------------------
August 31, 2001  Company and Jason      Stock Option     Company granted options to        At the date of the
                 DeZwirek               Agreement        purchase up to 50,000 Common      Agreement, market value
                                                         Shares at US$0.45 per share,      of the Common Shares was
                                                         and up to 50,000 Common Shares    US$0.78 per share.
                                                         at US$0.75 per share on or
                                                         before August 31, 2006.  The
                                                         number of shares and exercise
                                                         prices associated with the
                                                         stock options set forth reflect
                                                         post-consolidation numbers and
                                                         prices--see Note 11(b) to the
                                                         financial statements contained
                                                         in Part III, Item 17 of this
                                                         Annual Report.
--------------------------------------------------------------------------------------------------------------------

D.  EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of Common Stock of the Company, other than withholding tax requirements (see "Item 7 -- Taxation").

Except as provided in the Investment Canada Act discussed below, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the Common Stock of the Company.

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

As applied to an investment in the Company, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

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

Dividends

Dividends paid on the Common Shares of the Company to a non-resident holder will be subject to withholding tax under the ITA. The Canada-US. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

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

Preferential tax rates for long-term capital gains are applicable to a U.S. holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. holder that is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. A US holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.
There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.
For U.S. holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-US. shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder (the deferred tax charge regime and the Qualified Election Fund "QEF" regime). The following is a discussion of these two alternative tax regimes as applied to U.S. shareholders of the Company. Both regimes, however, may apply if the shareholder makes the QEF election after the first year in which it owned stock in the PFIC.

A U.S. shareholder who elects in a timely manner (an "Electing U.S. Shareholder") to treat the Company as a QEF, as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

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

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and (ii) certain "excess distributions," as specially defined, by the Company.

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

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

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

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in U.S. property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code, a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's executive offices located at 505 University Avenue, Suite 1400, Toronto, Ontario M5G 1X3.

I.  SUBSIDIARY INFORMATION

InvestorLinks.com, formed in 1997, is owned 100% by IL Data Corporation, Inc., which is owned 100% by IL Data Canada, Inc., which is owned 100% by the Company. Effective August 31, 2001, the Company acquired API Electronics, Inc., of Hauppauge, New York as a wholly-owned subsidiary.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.  The Company is a small business issuer.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As disclosed in Note 4(b)(ii) to the Consolidated Financial Statements of the Company included in Part III, Item 17 of this Annual Report, the Company entered into a strategic alliance services agreement effective August 2, 2000 with a global financial content firm (the "Firm") to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company was to release Common Shares on the basis of one Common Share for each US $2.25 of services provided for a total of up to 1,500,000 Common Shares for total consideration of US $3,375,000. Subsequent to the end of the Company's fiscal year ending April 30, 2001, the Firm claimed a breach of the agreement and requested payment of 144,000 Common Shares and cash expenses of US $26,562 (total cost $525,843). The Firm has given notice of its termination of the agreement. It is the position of the Company that it is the Firm that is in breach of the agreement and has so responded to the Firm. The Company has issued 44,444 Common Shares to the Firm with a value of $150,000 and has accrued for services based on invoices to date totaling $405,842.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                   PART III
                                   --------

ITEM 17.  FINANCIAL STATEMENTS

As noted in Note 1 to the consolidated financial statements of the Company included with this Part III, Item 17 of the Annual Report, no comparative figures have been presented because IL Data Canada, Inc., the deemed acquiring company in a reverse take-over of the Company by IL Data Canada, Inc. effective

June 6, 2000, was a newly incorporated company, having been incorporated on May 10, 2000. Because of the reverse take-over transaction described above, the Company has only been in operation since May 10, 2000, during and after the financial year ending April 30, 2001.

In addition, as noted in Note 10(a) to the financial statements of the Company included with this Part III, Item 17 of the Annual Report, for purposes of accounting principles generally accepted in the United States ("US GAAP"), since IL Data Canada, Inc. had no operations, Investorlinks.com LLC, the company that owned and operated the Investment Web site www.InvestorLinks.com prior to the June 6, 2000 acquisition transactions, "would be considered the predecessor and audited information for the previous three years would normally be disclosed however, the operations of Investorlinks.com LLC have been closed and the previous information would not be relevant or informative."

Because of the foregoing, financial statements for prior years is not included in this Annual Report. Selected financial data for prior years is, however, disclosed in the Company's 2000 Form 20-F Annual Report, available through the U.S. Securities and Exchange Commission's EDGAR database system.

These financial statements which follow were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in Canadian dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in
Note 10 to the financial statements. The financial statements include the following:

     (i)   Auditors' Report

     (ii)  Consolidated Balance Sheet at April 30, 2001

     (iii) Consolidated Statements of Operations and Deficit for the year ended April 30, 2001

     (iv) Consolidated Statements of Changes in Cash Flow for the year ended April 30, 2001

     (v)   Summary of Significant Accounting Policies

     (vi)  Notes to Consolidated Financial Statements


[PRINTER TO INSERT FINANCIAL STATEMENTS HERE]

ITEM 18.   FINANCIAL STATEMENTS

Not applicable.

ITEM 19.   EXHIBITS

      1.   Articles of incorporation and bylaws as currently in effect:

           1.1 Articles of Amalgamation, effective May 1, 1993, amalgamating 1024680 Ontario Ltd., Shepherd Ventures Inc., Dally Development Corp. and TNK Resources Inc. into an amalgamated corporation under the name TNK Resources Inc. under the articles of incorporation of Dally Development Corp./(1)/
           1.2 By-law Number A of Shediac Bay Resources, Inc. (the Company's predecessor) dated May 14, 1985/(1)/

           1.3 Special By-law Number 1 of A of Shediac Bay Resources, Inc. (the Company's predecessor) dated May 14, 1985/(1)/

           1.4 Articles of Amendment filed May 18, 1999 reflecting Name Change from TNK Resources Inc. to Opus Minerals Inc. /(3)/

           1.5 Articles of Amendment filed July 25, 2000 reflecting Name Change from Opus Minerals Inc. to InvestorLinks.com Inc. /(4)/

           1.6 Articles of Amendment filed September 6, 2001, effective September 10, 2001, reflecting Name Change from
                InvestorLinks.com Inc. to API Electronics Group Inc./(5)/

      2. Instruments defining rights of holders of equity or debt securities being registered:

           2.1  See Articles of Amalgamation described above in item 1.1. /(1)/

           2.2  Specimen Common Share certificate/(1)/

           2.3 1995 Stock Option Plan and Board resolution defining rights of holders of Management Stock Options granted thereunder/(1)/

           2.4  Form of Share Purchase Warrant/(1)/

           2.5  Form of Agent's Compensation Warrant/(1)/

           2.6 See Consulting Agreement described below in item 3.21 for description of Consultant's Options/(1)/

      3.   Certain contracts:

           3.1 Republic of Botswana Prospecting License No. 142/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.2 Republic of Botswana Renewal Prospecting License No. 142/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

           3.3 Republic of Botswana Prospecting License No. 143/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.4 Republic of Botswana Renewal Prospecting License No. 143/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

           3.5 Republic of Botswana Prospecting License No. 144/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.6 Republic of Botswana Renewal Prospecting License No. 144/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

           3.7 Republic of Botswana Prospecting License No. 145/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.8 Republic of Botswana Renewal Prospecting License No. 145/93, dated October 22, 1996, in favor of TNK Resources Incorporated/(1)/

           3.9 Republic of Botswana Prospecting License No. 146/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.10 Republic of Botswana Renewal Prospecting License No. 146/93, dated October 22, 1996, in favor of TNK Resources Incorporated/(1)/

           3.11 Republic of Botswana Prospecting License No. 147/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.12 Republic of Botswana Renewal Prospecting License No. 147/93, dated October 22, 1996, in favor of TNK Resources Incorporated/(1)/

           3.13 Republic of Botswana Prospecting License No. 148/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.14 Republic of Botswana Renewal Prospecting License No. 148/93, dated October 22, 1996, in favor of TNK Resources Incorporated/(1)/

           3.15 Republic of Botswana Prospecting License No. 149/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

           3.16 Republic of Botswana Renewal Prospecting License No. 149/93, dated October 22, 1996, in favor of TNK Resources Incorporated/(1)/

           3.17 Republic of Botswana Prospecting License No. 156/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

           3.18 Republic of Botswana Prospecting License No. 157/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

           3.19 Republic of Botswana Renewal Prospecting License No. 157/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation/(1)/

           3.20 Republic of Botswana Prospecting License No. 158/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

           3.21 Republic of Botswana Renewal Prospecting License No. 158/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation/(1)/

           3.22 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Marunda Wahau Mining/(1)/

           3.23 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Alahan Panjang Minerals/(1)/

           3.24 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Sungai Tembese Minerals/(1)/

           3.25 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Buntok Maju Minerals/(1)/

           3.26 Contract of Work dated October 24, 1987 between the Government of the Republic of Indonesia and P.T. Tumbang Kuling Minerals/(1)/

           3.27 Assignment Agreement, dated September 16, 1994, between TNK Resources Inc. and 1096883 Ontario Limited/(1)/

           3.28 Agreement, dated September 26, 1994, between the persons shown as the 1096883 Ontario Limited Shareholders and Sommerset Industries Inc. and 1096883 Ontario Limited/(1)/

           3.29 Memorandum of Agreement, dated February 14, 1996, between P.T. Hutan Nauli and TNK Resources Inc./(1)/

           3.30 Memorandum of Agreement, dated March 26, 1996, between TNK Resources Inc. and 867323 Ontario Limited/(1)/

           3.31 Agreement, dated April 8, 1996, between P.T. Hutan Nauli and TNK Resources Inc. /(1)/

           3.32 Letter agreement, dated April 15, 1996, between TNK Resources Inc. and Oil Springs Energy Corp. /(1)/

           3.33 Employment Agreement, dated May 1, 1996, between TNK Resources Inc. and Elizabeth J. Kirkwood/(1)/

           3.34 Employment Agreement, dated May 1, 1996, between Midswana Diamond Exploration Corp. and Elizabeth J. Kirkwood/(1)/

           3.35 Letter agreement dated May 24, 1996, between TNK Resources Inc. and P.T. Hutan Nauli/(1)/

           3.36 Consulting Agreement, dated August 1, 1996, between TNK Resources Inc. and 1165953 Ontario Inc. /(1)/

           3.37 Memorandum of Agreement, dated November 15, 1996, between P.T. Hutan Nauli and TNK Resources Inc. /(1)/

           3.38 Prospecting Agreement (Area Agreement #1), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc. /(2)/

           3.39 Prospecting Agreement (Area Agreement #2), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc. /(2)/

           3.40 Prospecting Agreement (Area Agreement #3), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc. /(2)/

           3.41 Subscription Agreement, dated March 12, 1998 between TNK Resources Inc. and Monopros Limited/(2)/

           3.42 Memorandum and Articles of Association of TNK Area 1 (Proprietary) Limited, dated February 11, 1998/(2)/

           3.43 Memorandum and Articles of Association of TNK Area 2 (Proprietary) Limited, dated February 11, 1998/(2)/

           3.44 Memorandum and Articles of Association of TNK Area 3 (Proprietary) Limited, dated February 11, 1998/(2)/

           3.45 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 1 (Proprietary) Limited/(2)/

           3.46 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 2 (Proprietary) Limited/(2)/

           3.47 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 3 (Proprietary) Limited/(2)/

           3.48 Republic of Botswana Prospecting License No. 67/97, dated May 28, 1997, in favor of TNK Resources Incorporated, in favor of TNK Resources Incorporated/(2)/

           3.49 TNK Resources Inc. Application for the Renewal of Prospecting Licence Nos. 142-149/93, Ghanzi District, dated August 12, 1998/(2)/

           3.50 Republic of Botswana Prospecting License No. 93/98, dated September 29, 1998, in favor of TNK Resources Inc./(2)/

           3.51 Agency Agreement, dated October 12, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. /(3)/

           3.53 Letter Agreement, dated July 13, 1998, between Mountain Province Mining Inc. and Opus Minerals Inc. /(3)/

           3.54 Asset Sale Agreement, dated October 1998, between International Capri Resources Ltd. And TNK Resources Inc. /(3)/

           3.55 Letter Agreement, dated November 27, 1998, regarding Baffin Island Permit Applications. /(3)/

           3.56 Letter Agreement, dated December 1, 1998, regarding Services for Baffin Island Exploration and Development. /(3)/

           3.57 Letter Agreement, dated August 3, 1999, regarding Borden Peninsula, Baffin Island. /(3)/

           3.58 Letter Agreement, dated August 26, 1999, between Mountain Province Mining Inc. and Opus Minerals Inc. /(3)/

           3.59 Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and Termination. /(3)/

           3.60  Warrant to Purchase Common Shares of Stroud Resources Inc.
                 /(3)/

           3.61 Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc. /(3)/

           3.62 Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. And Opus Minerals Inc. /(3)/

           3.63 Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. ("IRG") pursuant to which IRG will provide ongoing investor relations activities to the Company. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001. /(4)/

           3.64 Stock option agreement dated November 15, 1999 whereunder the Company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001. /(4)/

           3.65 Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike. /(4)/

           3.66 Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks.com in consideration for the allotment of issuance of 6,800,000 Common Shares of the Company. /(4)/

           3.67 Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002. /(4)/

           3.68 Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company. /(4)/

           3.69 Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs. Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood. Mr. Livadas' agreement and stock option and grant were cancelled and forfeited by Release, dated March 1, 2001, between the parties. See Item 3.83 below. All agreements expired as of June 26, 2001, and the related options have lapsed. /(4)/

           3.70 Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp. ("Stockhouse") whereby Stockhouse subscribed for 1,500,000 Common Shares of the Company at the price of US$2.25 per share in consideration for Stockhouse providing to the Company Services (as therein described) over a period of two years. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse. /(4)/

           3.71 Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the 1,500,000 Common Shares of the Company referred to above. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse. /(4)/

           3.72 Subscription Agreement effective August 8, 2000 between the Company and Ming Capital Enterprises Ltd. /(4)/

           3.73 Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of US$3.00 on or before August 8, 2002. /(4)/

           3.74 Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent's employment was terminated effective May 31, 2001. The options expired August 29, 2001. /(5)/

           3.75  Stock Option Agreement dated June 26, 2000 granting Elizabeth
                 J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood - See Exhibit 3.92 below). /(5)/

           3.76 Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall - See Exhibit 3.93 below). /(5)/

           3.77 Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below). /(5)/

           3.78 Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001. /(5)/

           3.79 Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below). /(5)/

           3.80 Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin's employment was terminated effective February 9, 2001. The options expired May 9, 2001. /(5)/

           3.81 Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) US$2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2000, and the related stock options have lapsed. /(5)/

           3.82 Release dated March 1, 2001 by George Mr. Stubos whereby Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of US$35,000. /(5)/

           3.83 Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of US$25,000. /(5)/

           3.84 Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 3,890,000 Common Shares and (iii) cancel his option to buy 290,000 Common Shares, in exchange for US$209,000 to be paid by the Company immediately at the time of the Release and US$60,000 to be paid as set forth in the Consulting Agreement. /(5)/

           3.85 Letter of Agreement for Website Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide website set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice. /(5)/

           3.86 Website Publisher Agreement dated June 11, 2001 with Engage, Inc. ("Engage") granting Engage the right to sell advertising space on the Company's website in exchange for Engage's agreement to pay the Company a royalty of 50% on all Net Advertising Revenue. /(5)/

           3.87 Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. ("API") dated June 19, 2001. /(5)/

           3.88 Letter Agreement dated June 26, 2001 with Taurus Capital Markets Ltd. as the Company's exclusive financial advisor with respect to the potential acquisition of API in exchange for (i) a work fee of $15,000, (ii) reimbursement of certain out-of-pocket costs and (iii) in the event of and upon completion of the purchase of API, 250,000 broker warrants for Units on the same terms as Units being issued to purchase API. /(5)/

           3.89 Letter Agreement dated June 26, 2001 for settlement of lease, dated July 3, 2000, between Gilray, LLC and IL Data Corporation Inc., to commence August 1, 2000 and terminate July 31, 2003 whereby Gilray, LLC agrees to execute a Certificate of Satisfaction fully releasing IL Data and/or the Company from any further responsibility under the lease in exchange for US$18,000 and ownership of any and all furniture abandoned by tenant on the premises. /(5)/

           3.90 Release dated July 24, 2001 by Elizabeth J. Kirkwood agreeing to release 45,000 stock options previously granted by the Company. /(5)/

           3.91 Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the Company. /(5)/

           3.92 Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report. /(5)/

           3.93 Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report. /(5)/

           3.94 Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a

                     Delaware corporation for consideration of 6,500,000 post-consolidation units at U.S. $.40 per unit. Each unit consists of one Common Share, 1/2 of one Series A Common Share purchase warrant exercisable at U.S. $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B Common Share purchase warrant exercisable at U.S. $.75 for a period of two years from date of issuance./(5)/

               3.95 Agreement of Merger, dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of common stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. ("IC"), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and
                     (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation. /(5)/

               3.96 Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report. /(5)/

               3.97 Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report. /(5)/

               3.98 Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in
                     Part III, Item 17 of this Annual Report. /(5)/


     4.        Miscellaneous:

               4.1   List of Subsidiaries /(5)/


Footnotes to List of Exhibits:
-----------------------------

(1) Incorporated by reference from the Company's Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997

(2) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998

(3) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999

(4) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000

(5) Filed herewith.

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20 F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 31st day of October 2001.

                                    API ELECTRONICS GROUP INC.



                                    By: /s/ Thomas W. Mills
                                       --------------------
                                         Thomas W. Mills, President

      As filed with the Securities and Exchange Commission on October 31, 2001
                                                    Commission File No.: 0-29142
--------------------------------------------------------------------------------

                             INVESTORLINKS.COM INC.



                                 ANNUAL REPORT
                                       On
                                   FORM 20-F


                             ______________________



                                 EXHIBIT INDEX


                                   __________

                             INVESTORLINKS.COM INC.

                           ANNUAL REPORT ON FORM 20-F

                              FILED EXHIBIT INDEX
                              -------------------



  Exhibit
   Number                                       Description
--------------------------------------------------------------------------------

     1.6 Articles of Amendment filed September 6, 2001, effective September 10, 2001, reflecting Name Change from InvestorLinks.com Inc. to API Electronics Group Inc.

     3.74 Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent was terminated effective May 31, 2001. The options expired August 29, 2001.

     3.75 Stock Option Agreement dated June 26, 2000 granting Elizabeth J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood - See Exhibit 3.92 below).

     3.76 Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall - See Exhibit 3.93 below).

     3.77 Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below).

     3.78 Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001.

     3.79 Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below).

     3.80 Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin's employment was terminated effective February 9, 2001. The options expired May 9, 2001.

     3.81 Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) US$2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2001, and the related options have lapsed.

     3.82 Release dated March 1, 2001 by George Stubos whereby Mr. Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of US$35,000.

     3.83 Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of US$25,000.

     3.84 Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and
           (iii) cancel his option to buy 290,000 Common Shares, in exchange for US $209,000 to be paid by the Company immediately at the time of the Release and US $60,000 to be paid as set forth in the Consulting Agreement.

     3.85 Letter of Agreement for Website Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide website set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per- month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice.

     3.86 Website Publisher Agreement dated June 11, 2001 with Engage, Inc. ("Engage") granting Engage the right to sell advertising space on the Company's website in exchange for Engage's agreement to pay the Company a royalty of 50% on all Net Advertising Revenue.

     3.87 Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. ("API") dated June 19, 2001.

     3.88 Letter Agreement dated June 26, 2001 with Taurus Capital Markets Ltd. as the Company's exclusive financial advisor with respect to the potential acquisition of API in exchange for (i) a work fee of $15,000, (ii) reimbursement of certain out-of-pocket costs and (iii) in the event of and upon completion of the purchase of API, 250,000 broker warrants for Units on the same terms as Units being issued to purchase API.

     3.89 Letter Agreement dated June 26, 2001 for settlement of lease, dated July 3, 2000, between Gilray, LLC and IL Data Corporation Inc., to commence August 1, 2000 and terminate July 31, 2003 whereby Gilray, LLC agrees to execute a Certificate of Satisfaction fully releasing IL Data and/or the Company from any further responsibility under the lease in exchange for US$18,000 and ownership of any and all furniture abandoned by tenant on the premises.

     3.90 Release dated July 24, 2001 by Elizabeth J. Kirkwood agreeing to release 45,000 stock options previously granted by the company.

     3.91 Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the company.

     3.92 Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

     3.93 Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0725 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

     3.94 Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation for consideration of 6,500,000 post-consolidation units at U.S. $.40 per unit. Each unit consists of one Common Share, 1/2 of one Series A Common Share purchase warrant exercisable at U.S. $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B Common Share purchase warrant exercisable at U.S. $.75 for a period of two years from date of issuance.

     3.95 Agreement of Merger dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of Common Stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. ("IC"), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation.

     3.96 Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - see Note 11(b) to the financial statements contained in
           Part III, Item 17 of this Annual Report.

     3.97 Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices_ see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

    3.98 Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices -see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.

      4.1  List of Subsidiaries.