Form 20-F/A
period 2001-04-30
API ELECTRONICS GROUP INC
filed 2001-11-30
CIK 1022282

   As filed with the Securities and Exchange Commission on November 30, 2001
--------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 20-F/A
                             (AMENDMENT NUMBER 1)

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

                          API ELECTRONICS GROUP INC.
                       (formerly InvestorLinks.com Inc.)
           ---------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                          Province of Ontario, Canada
           ---------------------------------------------------------
                (Jurisdiction of incorporation or organization)

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

                          Common Shares, no par value
           ---------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                 13,179,020 Common Shares as of April 30, 2001
           ---------------------------------------------------------

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

        Yes [X]                   No [_]               Inapplicable [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                    Item 17 [X]                Item  18[_]

Item 17 of the Form 20-F filed with the Securities and Exchange Commission on October 31, 2001 is hereby deleted in its entirety and replaced with the following:

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

     (iii) Consolidated Statements of Operations and Deficit for the year ended April 30, 2001

     (iv) Consolidated Statements of Changes in Cash Flow for the year ended April 30, 2001

     (v)     Summary of Significant Accounting Policies

     (vi)    Notes to Consolidated Financial Statements

                    Investorlinks.com Inc.

                    Consolidated Financial Statements
                    For the period ended April 30, 2001
                    (expressed in Canadian dollars)

                       Investorlinks.com Inc.
                       Consolidated Financial Statements
                       For the period ended April 30, 2001
                       (expressed in Canadian dollars)

                                                                Contents
========================================================================

Auditors' Report                                                       2

Consolidated Financial Statement

   Balance Sheet                                                       3

   Statement of Operations and Deficit                                 4

   Statement of Cash Flows                                             5

   Summary of Significant Accounting Policies                          6

   Notes to Financial Statements                                       8

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------


To the Shareholders of
Investorlinks.com Inc.


We have audited the consolidated balance sheet of Investorlinks.com Inc. as at April 30, 2001 and the consolidated statement of operations and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2001 and the results of its operations and its cash flows for the period ended April 30, 2001 in accordance with Canadian generally accepted accounting principles in Canada.

(signed) BDO Dunwoody LLP


Chartered Accountants

Toronto, Ontario
August 3, 2001
(except Note 11, as to August 30, 2001)

================================================================================
                                                         Investorlinks.com Inc.
                                                     Consolidated Balance Sheet
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------
(Comparative Figures Note 1)

Assets

Current
  Cash                                                          $     1,085,123
  Short term investments                                              1,170,156
  Accounts receivable                                                    34,774
  Prepaid expenses                                                          839
                                                                ---------------
                                                                      2,290,892

Investments (Note 2)                                                    144,412
Capital assets (Note 3)                                                 130,105
Internet investment site cost (Note 1)                                        1
                                                                ---------------
                                                                $     2,565,410
===============================================================================

Liabilities and Shareholders' Equity

Current
  Accounts payable                                              $       489,039
                                                                ---------------
Shareholders' equity
  Contributed surplus                                                   974,308
  Share capital (Note 4)                                              3,639,652
  Deficit                                                            (2,537,589)
                                                                ---------------

                                                                      2,076,371
                                                                ---------------

                                                                $     2,565,410
===============================================================================
On behalf of the Board:


(signed) Sandra J. Hall, Director
--------------------------------------


(signed) James C. Cassina, Director
--------------------------------------

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

===============================================================================

                                                         Investorlinks.com Inc.
                               Consolidated Statement of Operations and Deficit
                                                (expressed in Canadian dollars)

For the period May 10, 2000 to April 30, 2001
-------------------------------------------------------------------------------

(Comparative Figures Note 1)

Revenue
  Advertising revenue                                            $       98,220
  Sponsorship newsletter                                                 35,059
                                                                 --------------

                                                                        133,279
                                                                 --------------
Expenses
  Accounting                                                             38,000
  Administrative salaries and consulting                                517,768
  Advertising and promotion                                              32,368
  Amortization                                                           36,833
  Automobile                                                             23,839
  Bad debts                                                              49,803
  Business development                                                  555,842
  Dues, licence and fees                                                  7,053
  Employees benefits                                                     23,585
  General and administrative                                             50,940
  Insurance                                                               3,264
  Interest                                                               11,908
  Internet                                                               80,755
  Investor relations                                                    145,968
  Marketing                                                              16,072
  Occupancy costs                                                       149,941
  Other taxes                                                            29,675
  Outside services                                                       94,642
  Professional fees                                                     216,486
  Repairs and maintenance                                                 3,805
  Shareholder information and annual meeting                             30,469
  Telephone                                                              23,156
  Transfer agent fees                                                    22,305
  Travel                                                                 74,065
  Write down of internet investment site cost                           317,387
  Write down of capital assets                                           61,689
                                                                 --------------

                                                                      2,617,618
                                                                 --------------

Loss before undernoted items                                         (2,484,339)

Interest income                                                         109,803
Foreign exchange gain                                                    99,698
Write down of marketable securities                                    (262,751)
                                                                 --------------

Net loss for the period and deficit, end of period               $   (2,537,589)
===============================================================================

Loss per share (Note 5)                                          $        (0.15)
===============================================================================

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

===============================================================================
                                                         Investorlinks.com Inc.
                                           Consolidated Statement of Cash Flows
                                                (expressed in Canadian dollars)

For the period May 10, 2000 to April 30, 2001
-------------------------------------------------------------------------------

(Comparative Figures Note 1)

Cash provided by (used in)

Operating activities
  Net loss for the period                                          $ (2,537,589)
    Adjustments to reconcile net loss to net cash
      provided by operating activities:
        Amortization                                                     36,833
        Write down of internet investment site cost                     317,387
        Write down of capital assets                                     61,689
        Business development fees paid by issuance of shares            150,000
        Write down of marketable securities                             262,751
        Changes in non-cash current assets and liabilities
         Increase in accounts payable                                   305,742
         Decrease in accounts receivable and prepaid expenses           183,480
                                                                   ------------

                                                                     (1,219,707)
                                                                   ------------
Investing activities
  Proceeds on sale of investments                                       286,517
  Short term investments                                               (423,352)
  Purchase of IL Nevada and LLC, net of cash acquired (Note 1)         (341,750)
  Purchase of capital assets                                           (166,954)
                                                                   ------------

                                                                       (645,539)
                                                                   ------------
Financing activities
  Issuance of common shares, net of issue costs                       3,326,533
  Treasury stock acquired                                              (376,164)
                                                                   ------------

                                                                      2,950,369
                                                                   ------------

Increase in cash during the period and cash, end of period         $  1,085,123
===============================================================================

 The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================
                                                          Investorlinks.com Inc.
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

Nature of Business                   Investorlinks.com Inc. (the "Company" or
                                     "Investorlinks") was amalgamated under the
                                     laws of the Province of Ontario. During the
                                     year ended April 30, 2001, the Company
                                     divested itself of its mineral properties
                                     in Canada and Botswana. The Company then
                                     changed its business to owning and
                                     operating the Internet investment site
                                     www.investorlinks.com indirectly through
                                     ---------------------
                                     the acquisition of a U.S. subsidiary (see
                                     Note 1). Due to the prevailing market
                                     conditions, the Company subsequently closed the operations of its U.S. subsidiary and wrotedown the assets to its estimated net recoverable amounts. Subsequently, the
                                     Company plans to change its focus (see Note
                                     11).

                                     Preparation of the financial statements in conformity with Canadian accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of Consolidation               The consolidated financial statements
                                     include the accounts of the Company, and its wholly-owned subsidiaries IL Data
                                     Canada, Inc. ("IL Canada") and IL Data
                                     Corporation, Inc. ("IL Nevada").

Capital Assets                       Capital assets are recorded at cost less
                                     accumulated amortization. Amortization is
                                     provided on a declining balance basis as
                                     follows:
                                     Office equipment               20%
                                     Computer equipment             20%

Internet Investment
  Site Cost                          The internet investment site cost is
                                     comprised of the cost of the website upon the acquisition by IL Canada less amortization and the write down of the assets to its estimated net recoverable amount.

Long Term Investments                Long term investments over which the
                                     Company does not exercise significant
                                     influence are recorded at cost less any
                                     write down for impairment that is other
                                     than temporary.

================================================================================
                                                          Investorlinks.com Inc.
                                      Summary of Significant Accounting Policies
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

Foreign Currency Translation          Balances of the Company denominated in
                                      foreign currencies and the accounts of its foreign subsidiary (an integrated operation) are translated to Canadian dollars as follows:

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

                                      The carrying amounts of the Company's
                                      current financial instruments approximate fair value because of the short term maturity of these instruments. The fair value of the investments is disclosed in
                                      Note 1.

                                      Included in short term investments are
                                      three GICs in the amount of $1,170,156
                                      (includes a GIC of US$ 377,704) with
                                      interest ranging from 3.85% to 4.33%
                                      maturing from June 1, 2001 to July 3,
                                      2001. Also, included in cash is $1,000,000 on deposit with a brokerage firm earning interest at 6% per annum.

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

Income Taxes                          The Company accounts for income taxes
                                      under the asset and liability method.
                                      Under this method, future income tax
                                      assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)
April 30, 2001
--------------------------------------------------------------------------------

1.  Business Acquisitions

    (a)  IL Canada's acquisition of IL Nevada/ IL Nevada's acquisition of LLC.

         On May 10, 2000, IL Canada was incorporated and issued 6,800 common shares for $10,052 cash.

         On June 6, 2000, IL Canada acquired all of the issued shares of IL Nevada, a Nevada corporation that was incorporated on June 2, 2000 for $10,052 (US $6,800) cash.

         On June 6, 2000, IL Nevada acquired the unincorporated business, Investorlinks.com LLC ("LLC"), a company whose business focus was owning and operating the internet investment site www.investorlinks.com
                                                           ---------------------
         from a person who became a director of the Company and the director's spouse for $443,490 (US $300,000) cash.

         The net assets acquired at fair value were as follows:

                                                                          IL Nevada             LLC
                                                                          ============================
        Cash                                                              $   10,052         $   8,131
        Current assets                                                             -           101,238
        Capital assets                                                             -            38,436
        Current liabilities                                                        -           (32,134)
                                                                          ============================
        Net assets                                                            10,052           115,671
        Consideration                                                         10,052           443,490
                                                                          ============================
        Excess of consideration given over net assets acquired (1)        $        -         $ 327,819
                                                                          ============================


        (1) The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the internet investment site.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

1.  Business Acquisitions (continued)

    (b)  The Company's Acquisition of IL Canada

         On June 6, 2000, after the above business acquisitions, the Company acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. As a result of this transaction, the original shareholders of IL Canada owned 47% of the issued shares of the Company. The business combination has been accounted for as a reverse take-over of the Company by IL Canada. IL Canada is deemed to be the acquirer because:

         (i) the directors of IL Canada became the majority of the Company's directors;

         (ii) the management of IL Canada became the management of the Company;

         (iii) the major block of shares is held by the Company's chairman of the board who held the major block of shares of IL Canada and who, with his spouse, owned LLC; and

         (iv) prior to the business acquisition by the Company of IL Canada there was no major block of shares of the Company held by any one person.

         Investorlink's assets and liabilities are included in the consolidated balance sheet at the carrying value. The net assets acquired at fair value of the Company as at June 6, 2000 are as follows:

         Cash                                                                                $        93,609
         Short term investments                                                                      746,804
         Marketable securities                                                                       696,933
         Current assets                                                                              117,855
         Capital assets                                                                                9,553
         Current liabilities                                                                        (151,163)
                                                                                             ---------------
         Consideration attributed to the stated capital of the shares issued                 $     1,513,591
                                                                                             ---------------

         No comparatives figures have been presented as IL Canada, the deemed acquiring company, was a newly incorporated company.

    (c)  Share Repurchase

         The Company purchased 4,890,000 common shares back from the shareholders of IL Canada for US $0.05 per share.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

2.  Investments

                                                                                                       2001
                                                                                            ---------------
    91,706 common shares of Oil Springs Energy Corp.
      (quoted market value: 2001 - $2,751); at written down amount                          $         2,751

    4,000,000 common shares of Stroud Resources Ltd., at written down amount
      (representing 10% of the outstanding common shares:
      quoted market value: 2001 - $140,000),                                                        140,000

    30,174 common shares of Maxill Inc., at cost
      (quoted market value: 2001 - $3,071)                                                            1,661
                                                                                            ---------------
                                                                                            $       144,412
                                                                                            ===============

    The quoted market value may not be indicative of the fair value of the investments since the volume of trading is low. It is not practical to establish fair value by other means.

--------------------------------------------------------------------------------

3.  Capital Assets

                                                                                                2001
                                                                          ----------------------------------
                                                                                                 Accumulated
                                                                                      Cost      Amortization

      Office equipment                                                    $        107,009    $      10,701
      Computer equipment                                                            38,614            4,817
                                                                          ---------------------------------
                                                                          $        145,623    $      15,518
                                                                          =================================

      Net book value                                                                          $     130,105
                                                                                              =============

--------------------------------------------------------------------------------

4.  Share Capital

    (a)Authorized

        Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

================================================================================

                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

4.  Share Capital (continued)

    (b) Issued common shares

                                                                                 Number of
                                                                                    Shares     Consideration
        Pre-acquisition common shares for Investorlinks

         Balance, April 30, 2000                                                 6,944,576  $     6,222,102
         Exercise of option                                                        300,000           75,000
         Exercise of warrants                                                      300,000          105,000
                                                                                ----------------------------
         Balance, June 6, 2000                                                   7,544,576  $     6,402,102
                                                                                ============================
        Pre-acquisition common shares for IL Canada

         Common shares issued upon incorporation for cash and
           the balance June 6, 2000                                                  6,800  $        10,052
                                                                                ============================
        Issued from the date of the "reverse take-over"
         Share capital is comprised of the number of issued
            and outstanding shares of Investorlinks and the stated
            capital of IL Canada                                                 7,544,576  $        10,052
         Shares issued upon the "reverse take-over" (Note 1)                     6,800,000        1,513,591
         Shares issued upon the exercise of warrants                             3,000,000        1,050,000
         Shares issued pursuant to private placement for cash (i)                  680,000        2,266,481
         Shares issued for services and held in escrow (ii)                         44,444          150,000
         Shares acquired for cancellation by the Company (iii)                  (4,890,000)      (1,350,472)
                                                                                ----------------------------
         Balance, April 30, 2001                                                13,179,020  $     3,639,652
                                                                                ============================


        (i) On August 8, 2000 the Company completed a private placement with an arm's length third party and issued 680,000 units at US $2.25 for net proceeds of $2,266,481 (US $1,530,000). Each unit consists of one common share and one common share purchase warrant exercisable at US $3.00 expiring on August 8, 2002.

        (ii) The Company entered into a strategic alliance services agreement, effective August 2, 2000 with a global financial content firm ("the Firm") to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company was to release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Subsequent, to the year end the Firm claimed a breach of the agreement and requested payment of 144,000 common shares and cash expenses of US$ 26,562 (total cost $525,843). The Firm has given notice of its termination of the agreement. It is the position of the Company that it is the Firm that is in breach of the agreement and has so responded to the Firm. The Company issued 44,444 common shares with a value of $150,000 and accrued for services based on invoices to date totalling $405,842.

        (iii) The Company purchased 4,890,000 common shares back from the shareholders of IL Canada for US $0.05 per share for a total of $376,164. The Company acquired the shares at a discount of $974,308 from the average paid in capital resulting in contributed surplus.

============================================================================================================
                                                                                      Investorlinks.com Inc.
                                                                  Notes to Consolidated Financial Statements
                                                                             (expressed in Canadian dollars)
April 30, 2001
------------------------------------------------------------------------------------------------------------

4. Share Capital (continued)
   (c) Warrants

       Warrants outstanding, April 30, 2000                                                       3,340,000
       Exercised                                                                                 (3,300,000)
       Expired                                                                                      (40,000)
       Issued pursuant to private placement                                                         680,000
                                                                                                -----------

       Warrants outstanding, April 30, 2001                                                         680,000
                                                                                                ===========

      As at April 30, 2001 the following warrants are outstanding and exercisable:

                  Number of                  Shares for         Exercise                             Expiry
                Outstanding                    Warrants            Price                               Date
                  680,000                       1 for 1       US $  3.00                     August 8, 2002

  (d) Stock Options

                                                                                 Number of         Weighted
                                                                                   Options          Average
                                                                                             Exercise Price
                                                                                                        US$
                                                                              ----------------------------
       Options outstanding, April 30, 2000                                         630,000            0.37
       Granted                                                                     961,000            2.55
       Exercised                                                                  (300,000)           0.16
       Forfeited                                                                  (920,000)           1.91
                                                                              ----------------------------
       Options outstanding, April 30, 2001                                         371,000            2.60
                                                                              ============================

      As at April 30, 2001 the following stock options are outstanding of which 203,000 are exercisable at April 30, 2001:

                                            Number
         Issued to                     Outstanding                Exercise Price                Expiry Date
         Director                           30,000                    Cdn. $0.30             August 3, 2002
         Directors                         173,000                      US $2.55              June 30, 2005
         Employees (1)                      24,000                      US $2.55              June 30, 2005
         Consultant (2)                      9,000                      US $2.55              June 30, 2005
         Advisory Board (3)                135,000                      US $2.55              June 30, 2005

        (1) The employees common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (2) The consultants common share purchase options vest at a rate of 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        (3) The advisory board common share purchase options vest 45,000 on June 26, 2001 and the 90,000 vest 1/3 per year for three years on June 26, 2001, June 26, 2002 and June 26, 2003.

        Subsequently to April 30, 2001, 278,000 of these options have been forfeited and expired.

============================================================================================================
                                                                                      Investorlinks.com Inc.
                                                                  Notes to Consolidated Financial Statements
                                                                             (expressed in Canadian dollars)

April 30, 2001
------------------------------------------------------------------------------------------------------------
5.  Loss Per Share

    The loss per share figures have been calculated using the weighted average number of common shares outstanding during the fiscal period. Exercise of outstanding stock options and warrants would be anti-dilutive.

-----------------------------------------------------------------------------------------------------------
6.  Supplementary Cash Flow Information

                                                                                                       2001
                                                                                            ---------------

     Cash paid for interest                                                                 $        11,908

-----------------------------------------------------------------------------------------------------------

7.  Related Party Transactions

    The Company had the following related party transactions:
                                                                                                       2001
                                                                                              -------------
    (a)  Amounts paid to companies whose director
             is a director of the Company
         Office rent                                                                          $      12,500
         Accounting and administrative support                                                       38,000
         Website hosting and maintenance                                                              1,600

    (b) Consulting fees paid pursuant to a consulting agreement with a former
             director of the Company for US $10,000 per month to August 31, 2001                     30,227

    (c)  Consulting fees to a director included in accounts payable                                  25,000

    (d)  Accounting fees paid to a former director and officer of the Company                         8,795

    The related party transactions are recorded at the exchange amount.

================================================================================

                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

8.  Segmented Information

    The Company owns and operates an Internet investment site engaged indirectly through its subsidiary. The Company does not have reportable operating segments.

    The Company's revenue and capital assets have been identified based on geographic area as follows:

                                                    United States        Canada
                                                    ---------------------------
    For the period ended April 30, 2001
      Revenue                                       $     133,279      $      -
      Capital assets (1)                                  122,463         7,642

    (1) Subsequent to the year end, substantially all of the capital assets in the United States were transferred to Canada and the US operations were closed.

--------------------------------------------------------------------------------

9.  Income Taxes

    The difference between income taxes computed at the combined statutory rate and the income tax provision reflected in the statement of operations is primarily due to a full valuation allowance against deferred tax assets.

    The Company has provided a full valuation allowance against deferred tax assets at April 30, 2001, due to uncertainties as to the Company's ability to utilize its net operating losses and other benefits available for tax purposes amounting to approximately $13,500,000 which would result in a deferred tax asset of approximately $5,800,000.

    The net operating loss carry forwards in the amount of approximately $6,000,000 are available to be applied against future taxable income. The right to claim these losses expires $70,000 in 2002, $270,000 in 2003, $1,710,000 in 2004, $850,000 in 2005, $480,000 in 2006, $1,320,000 in 2007
    and $1,300,000 in 2008. The Company also has approximately $7,500,000 in foreign exploration expenses which are available to be applied against future income for income tax purposes.

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

10.   Generally Accepted Accounting Principles In Canada and the United States

      The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

      (a)  Business Acquisition

           For US purposes since IL Canada had no operations LLC would be considered the predecessor and audited information for the previous three years would normally be disclosed however, the operations of LLC have been closed and the previous years information would not be relevant or informative.

           Also, for US purposes (Note 1) the excess of consideration given over the net assets would not have been recorded as internet investment site but, rather shown as a distribution to the owners of the predecessor LLC. Therefore, the only difference at April 30, 2001 is that for Canadian purposes the internet investment site was written off to deficit in the amount of $327,819 (Note 1) would have reduced the share capital for US purposes.

      (b)  Portfolio Investments

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

      (c)  Stock Options

           Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 85.0%, a weighted average risk free interest rate of 5.0% and a life of 2 to 4 years.

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

      (d)  Contributed Surplus

           Under US GAAP, the consideration paid for the repurchase of shares (Note 4(b)(iii)) would have reduced share capital and no amounts recorded as contributed surplus.

========================================================================================================

                                                                                  Investorlinks.com Inc.
                                                              Notes to Consolidated Financial Statements
                                                                         (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------------------------------
10.   Generally Accepted Accounting Principles in Canada and the United States (continued)

      (d)  The impact of the foregoing on the financial statements is as follows:
                                                                                                      2001
                                                                                             -------------

           Total assets Canadian GAAP                                                        $   2,565,410
           Unrealized gain on investments                                                            1,410
           Internet investment site                                                                     (1)
                                                                                             -------------

           Total assets US GAAP                                                              $   2,566,819
                                                                                             =============

           Total liabilities Canadian and US GAAP                                            $     489,039
                                                                                             =============

           Shareholders' equity Canadian GAAP                                                $   2,076,371
           Writedown of internet investment site                                                   317,387
           Amortization on internet investment site                                                 10,431
           Distribution of capital                                                                (327,819)
           Unrealized gain on investments US GAAP                                                    1,410
                                                                                             -------------

           Total shareholders' equity US GAAP                                                $   2,077,780
                                                                                             =============

                                                                                                      2001
                                                                                             -------------

           Net loss per Canadian GAAP                                                        $  (2,537,589)
           Internet investment site                                                                327,818
           Consulting expense                                                                     (136,500)
                                                                                             -------------

           Net loss US GAAP                                                                     (2,346,271)
           Unrealized gain on investments                                                            1,410
                                                                                             -------------

           Comprehensive net loss US GAAP                                                    $  (2,344,861)
                                                                                             =============

           Loss per share US GAAP                                                            $       (0.14)
                                                                                             =============

           Weighted average number of shares outstanding                                        17,338,092
                                                                                             =============

           Pro-forma loss per share (1)                                                      $       (0.41)
                                                                                             =============

          (1) The pro-forma loss per share takes into consideration the consolidation of shares as disclosed in the subsequent event (Note 11(a)).

================================================================================
                                                          Investorlinks.com Inc.
                                      Notes to Consolidated Financial Statements
                                                 (expressed in Canadian dollars)

April 30, 2001
--------------------------------------------------------------------------------

11.  Subsequent Events

     (a) Business Acquisition

         On August 30, 2001, the shareholders approved the acquisition of all of the issued and outstanding common shares of API Electronics, Inc. ("API") by the issuance of 6,500,000 post-consolidation units at US $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrant exercisable at US $0.45 for a period of eighteen months from date of issue and 1/2 of one Series B common share purchase warrant exercisable at US $0.75 for a period of 2 years from date of issue.

     (b) Name Change and Share Consolidation

         The shareholders approved the name change to API Electronics Group Inc. and the consolidation of the authorized common shares on the basis that every three (3) pre-consolidation common shares will be converted into one (1) post-consolidation common share.

     (c) Advisory Services

         On June 26, 2001, the Company entered into an advisory agreement with respect to the acquisition. Upon completion of the acquisition, the Company agreed to issue broker warrants to the investment advisor to acquire up to 250,000 units each such broker warrant exercisable at US$
         0.40 to acquire one unit for a period of 24 months from date of issue.

     (d) Stock Options and Warrants

         (i) On August 1, 2001, the Company granted to two directors 150,000 pre-consolidation common share purchase options to acquire 150,000 common shares exercisable at US $0.15 and the grant of 150,000 pre-consolidation common share purchase options to acquire 150,000 common shares at US $0.25 expiring July 31, 2006.

        (ii) Upon the acquisition, all stock options and warrants outstanding at year end have been terminated other than 30,000 pre-consolidation director options referred to in Note 4(d), the 300,000 pre-consolidation options referred to in Note 11 (d)(i) and 680,000 pre-consolidation warrants referred to in Note 4(c).

        (iii) The Company is obligated to grant to each of the new three API directors 50,000 post-consolidation common share purchase options to acquire 50,000 common shares exercisable at US $0.45 and the grant of 50,000 post-consolidation common share purchase options to acquire 50,000 common shares exercisable at US $0.75 for a period of five years from the date of issue.

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F, Amendment Number 1, to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 30/th/ day of November 2001.

                                              API ELECTRONICS GROUP INC.



                                              By: /s/ Thomas W. Mills
                                              ------------------------
                                                      Thomas W. Mills, President