Form 20-F
period 2002-05-31
API ELECTRONICS GROUP INC
filed 2002-11-27
CIK 1022282

    As filed with the Securities and Exchange Commission on November 27, 2002
--------------------------------------------------------------------------------

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

     For the fiscal year ended May 31, 2002

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

     Commission file number:  0-29142

                           API ELECTRONICS GROUP INC.
                        (formerly InvestorLinks.com Inc.)
          ------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                           Province of Ontario, Canada
              ----------------------------------------------------
                 (Jurisdiction of incorporation or organization)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
           ----------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
                   ------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

                 15,403,814 Common Shares as of October 31, 2002
           ---------------------------------------------------------

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

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for the one year period ended May 31, 2002, and the selected consolidated balance sheet data set forth below at May 31, 2002 are derived from the consolidated financial statements of the Company included in Part III, Item 17 of this Annual Report, which consolidated financial statements have been audited by BDO Dunwoody LLP.

Note 1(a) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of API Electronics, Inc. ("API") in August 2001, and the accounting for the business acquisition. API is deemed to be the acquirer for Canadian generally accepted accounting principles ("Cdn. GAAP"). For US generally accepted accounting principles ("US GAAP"), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001, 2000, 1999 and 1998 for Cdn. GAAP and US GAAP included in the selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. The comparative financial statements of the Company included in Part III,
Item 17 of this Annual Report include the financial statements of API for the fiscal years ended May 31, 2001 and 2000 which have been audited by Perry Colletti, CPA. API has conducted operations for approximately twenty (20) years.

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition (the "Filtran Acquisition") of the outstanding shares of Filtran, Inc., Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited, collectively referred to as the "Filtran Group" of companies as of May 31, 2002. For Cdn. GAAP and US GAAP the Filtran Group acquisition has been accounted for using the purchase method.

Because of the reverse take-over of the Company by API, the Selected Financial Data for Cdn. GAAP and US GAAP does not include any financial data for InvestorLinks.com Inc. ("InvestorLinks"), the Company's former name. Prior to the acquisition of the Company by API on August 31, 2001, the Company closed its internet web-site, then its primary business, and wrotedown all related assets to their estimated net recoverable amounts.

The Company changed its fiscal year end from April 30 to May 31 for the fiscal year ended May 31, 2002.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Part III,
Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

The information set forth in this Annual Report is current as of November 10, 2002, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

The Company's accounts are presented in US dollars. In this Annual Report, all dollar amounts are expressed in US dollars except where otherwise indicated.

                      Selected Consolidated Financial Data
                           API Electronics Group Inc.
                   (formerly known as InvestorLinks.com Inc.)
                              Prepared Pursuant to
             United States Generally Accepted Accounting Principles
                  (In thousands of US $, except per share data)

                                                                      FISCAL YEARS ENDED MAY 31 AUDITED

                                                     2002          2001          2000          1999           1998
                                                     ----          ----          ----          ----           ----
Income Statement Data:

Net sales ......................................   $ 2,903       $ 2,653       $ 1,787       $ 1,776        $ 2,485
Income (loss) from operations ..................      (933)          175          (281)         (121)           238
Net income (loss) ..............................      (911)          102          (367)         (151)           164
Net income (loss) per common share .............     (0.09)         0.03         (0.11)        (0.05)          0.05

Balance Sheet Data:

Current assets. ................................     4,380         1,672         1,328         1,092          1,032
Capital assets .................................     2,867           882           803           843            899
Goodwill and intangible assets .................     1,288            10            21            32             42
Total assets ...................................     8,535         2,564         2,153         1,967          1,973
Current liabilities ............................     2,231           742           688           289            193
Long-term debt .................................     1,299         1,495         1,240         1,147          1,097
Future income tax liability ....................       530            --            --            --             --
Shareholders' equity ...........................   $ 4,475       $   327       $   225       $   531        $   683

                      Selected Consolidated Financial Data
                           API Electronics Group Inc.
                   (formerly known as InvestorLinks.com Inc.)
                              Prepared Pursuant to
                Canadian Generally Accepted Accounting Principles
                  (In thousands of US $, except per share data)

                                                                          FISCAL YEARS ENDED MAY 31 AUDITED

                                                                 2002        2001       2000        1999        1998
                                                                 ----        ----       ----        ----        ----
Statement of Operations:

Net sales ..........................................           $  2,903    $  2,653   $  1,787    $  1,776    $  2,485
Income (loss) for operations .......................               (879)        175       (281)       (121)        238
Net income (loss) ..................................               (858)        102       (306)       (151)        164
Earnings (loss) per common share ...................              (0.12)       0.02      (0.05)      (0.02)       0.03

Balance Sheet Data:

Current assets .....................................              4,380       1,672      1,328       1,092       1,032
Capital assets .....................................              2,867         882        803         843         899
Goodwill and intangible assets .....................              1,288          10         21          32          42
Total assets .......................................              8,535       2,564      2,153       1,967       1,973
Current liabilities ................................              2,231         742        688         289         193
Long-term debt .....................................              1,299       1,132      1,240       1,147       1,097
Future income tax liability ........................                530          --         --          --          --
Shareholders' equity ...............................           $  4,475    $    690   $    225    $    531    $    683

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see Note 19 to the consolidated financial statements of the Company for its fiscal year ended May 31, 2002 included in Item 17 of this Annual Report.

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

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

D.       RISK FACTORS

Uncertainties and Risk Factors

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On August 31, 2001, the Company completed an acquisition by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API. As of May 31, 2002, the Company acquired Filtran Group, an affiliated group of companies that are suppliers of electronic components for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada. Prior to that, the primary business of the Company for the period beginning June 6, 2000 and ending August 31, 2001 was the operation of the Internet investment site www.InvestorLinks.com through its wholly-owned subsidiary IL Data Canada, Inc. ("IL"). The Company's web-site activities were effectively discontinued prior to April 30, 2001 and the related assets were sold during the fiscal year ended May 31, 2002. Prior to June 6, 2000, the Company had been engaged in developing and exploiting mineral properties. Because of the complete change in the Company's business resulting from the August 31, 2001 acquisition of API, the risk factors below focus only on the Company's semiconductor, microelectronic circuit and electronic component business activities since the acquisition of API. Risks of the internet business are not discussed since such risks are no longer relevant to the Company. Because, as of the date of this Annual Report, other than holding a minority equity interest in Stroud Resources Ltd. as a passive investment, which investment was written-off prior to August 31, 2001, the Company is no longer involved in the business of exploiting mineral properties, risks related to the exploitation of mineral properties also are not described in this Item 3D.

General Risks and Risks Relating to an Investment in the Securities of the Company

Stock Market Price and Volume Volatility

The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company's Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's Common Stock also can be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's Common Stock in the United States, the market has limited liquidity and the stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

Stock Market Issues

The Company's Common Stock currently trades on the OTC Bulletin Board ("OTCBB") in the United States. The OTCBB is operated by NASDAQ. It is anticipated that OTCBB will be replaced by BBX (Bulletin Board Exchange) sometime in 2003. Unlike the OTCBB, the BBX will have corporate governance and other public interest standards similar to those used by Nasdaq National Market and the Nasdaq SmallCap Market. Such standards and regulations may restrict the Company's capital raising or other activities by requiring stockholder approval for certain issuances of stock, for certain acquisitions, and for the adoption of stock option or stock purchase plans.

Dilution Through Employee, Director and Consultant Options and Warrants

Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company may in the future grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its Common Stock as non-cash incentives. Subject to certain limitations, those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of the date of this Annual Report, the Company has granted outstanding options to purchase 325,000 Common Shares to employees, directors, and consultants, and has issued warrants to purchase 3,299,158 Common Shares to its directors. There have been proposals from lawmakers in the United States to require that options be expensed when issued, which could have a negative impact on the Company's financial statements with respect to the reconciliation between Canadian Generally Accepted Accounting Principals and GAAP.

Dividends

The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive any dividends on the Common Stock of the Company in the foreseeable future. Even were the Company to determine a dividend could be declared, the Company could be precluded from paying dividends by restrictive provisions of loans, leases or other financing documents or by legal prohibitions under applicable corporate law.

Directors and Assets Outside Canada

Since certain of the Company's past directors and one of its current directors are domiciled outside of Canada, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts. Similarly, because a significant portion of the Company's assets are located outside Canada, there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

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

Risks Related to the Company's Primary Businesses, the Operation of API and Filtran Group

Downturns in the Highly Cyclical Semiconductor Industry and/or the Electronic Component Industry Would Adversely Affect API's and/or Filtran Group's Operating Results and the Value of the Company

The semiconductor and electronic component industries are highly cyclical, and the value of the Company's business may decline during the "down" portion of these cycles. The markets for API's products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group's products depend upon continued demand in the telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The recent downturn in the telecommunications industry has negatively affected Filtran Group's sales.

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API and Filtran Group do business, are highly competitive. API and Filtran Group expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API and Filtran Group anticipate that their average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. API and Filtran Group compete in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than API or Filtran Group has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with API or Filtran Group may introduce competing products in the future. API and Filtran Group have numerous competitors. Some of API's current major competitors include Microsemi Corporation (NASDAQ National Market Symbol "MSCC"), Semtech Corp. (NASDAQ:
"SMTC"), International Rectifier Corp. (NYSE: "IRF"), Knox Semiconductor, National Hybrid, Aeroflex Incorporated, and Alpha Industries. Filtran Group has numerous competitors. Some of Filtran Group's current major competitors include Pulse Engineering, a division of Technitrol (NYSE:TNL), Midcom Inc., Bel Fuse, Inc. (NASOAQ:BELFA and NASDAQ:BELFB), ATC Frost Magnetics, Inc. and Halo Electronics. API and Filtran Group may not be able to compete successfully in the future or competitive pressures may harm API's and Filtran Group's financial conditions and/or operating results.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for API's and Filtran Group's Products

The failure of either API or Filtran Group (or both of them) to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of API's and/or Filtran Group's market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor and electronic component industries. The financial performance of API and Filtran Group depend on their ability to design, develop, manufacture, assemble, test, market and support new products (which for API are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in API's or Filtran Group's product markets could have a material adverse effect on each company's competitive position within its industry.

Growth-Related Risks

Both API and Filtran Group may be subject to growth-related risks, including capacity constraints and pressure on their internal systems and controls. The ability of API and Filtran Group to manage their growth effectively will require them to continue to implement and improve their operational and financial systems and to expand, train and manage their employee base. The inability of API and/or Filtran Group to manage this growth could have a material adverse impact on their business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

Both API's and Filtran Group's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Either API's or Filtran Group's operations could be materially adversely affected if production at any of their facilities were interrupted for any reason. API and/or Filtran Group may experience manufacturing difficulties in the future.

API or Filtran Group May Not be Able to Develop New Products to Satisfy Changes in Demand

Neither API nor Filtran Group can assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render API's or Filtran Group's products or technologies obsolete or noncompetitive. In addition, to remain competitive API and Filtran Group must continue to reduce package sizes (in the case of API), improve manufacturing yields and expand sales. Neither API nor Filtran Group may be able to accomplish these goals.

Failure to Protect API's or Filtran Group's Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect API's or Filtran Group's Ability to Compete

API and Filtran Group rely heavily on their proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. API's and Filtran Group's future success and competitive position may depend in part upon their ability to obtain or maintain protection of certain proprietary technologies used in principal products. Neither API nor Filtran Group generally have, nor do they generally intend to apply for, patent protection on any aspect of their technology or their business processes or methods. API's and Filtran Group's reliance upon protection of some of their technology as "trade secrets" will not necessarily protect API or Filtran Group from the use by other persons of their technology, or their use of technology that is similar or superior to that which is embodied in API's or Filtran Group's trade secrets. Others may be able independently to duplicate or exceed API's or Filtran Group's technology in whole or in part. Neither API nor Filtran Group can assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of API's or Filtran Group's proprietary rights. Obtaining or protecting API's or Filtran Group's proprietary rights may require API or Filtran Group to defend claims of intellectual property infringement by their competitors. While neither API nor Filtran Group is currently engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, API and Filtran Group could become subject to lawsuits in which it is alleged that API or Filtran Group has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, API or Filtran Group may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. Neither API nor Filtran Group can assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. API's or Filtran Group's failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on API's or Filtran Group's operating results and financial condition, respectively.

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

Risks Related to Supply of Materials and Services

API purchases most of its raw materials, including silicon wafers, on a purchase order basis from a number of vendors. Filtran Group also purchases its raw materials, including bobbins, cores and diodes, on a purchase order basis from a number of vendors. Although API and Filtran Group try to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with API's customers or Filtran Group's customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although API and Filtran Group seek to reduce their dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause API or Filtran Group to have delivery problems.

API's and Filtran Group's Inventories May Become Obsolete

The life cycles of some of API's and Filtran Group's products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require API and Filtran Group to manage closely their production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. API and Filtran Group may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for API's or Filtran Group's products or the estimated life cycles of the end products into which API's or Filtran Group products are designed.

API's and Filtran Group's International Operations and Sales Expose API and Filtran Group to Material Risks

API and Filtran Group expect revenues from foreign markets to continue to represent a portion of total revenues. API and Filtran Group maintain contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

          . changes in, or impositions of, legislative or regulatory requirements, including tax laws in the countries in which API and/or Filtran Group sells its products;
          .  trade restrictions;
          .  transportation delays;
          .  work stoppages;
          .  economic and political instability;
          . changes in import/export regulations, tariffs and freight rates; . difficulties in collecting receivables and enforcing contracts generally; and
          .  currency exchange rate fluctuations.

In addition, the laws of certain foreign countries may not protect API's or Filtran Group's products or intellectual property rights to the same extent as do Canadian and US laws. Therefore, the risk of piracy of API's and Filtran Group's technology and products may be greater in these foreign countries. Although neither API nor Filtran Group has experienced any material adverse effect on its operating results as a result of these and other factors, API and Filtran Group cannot assure investors that such factors will not have a material adverse effect on API's and Filtran Group's financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect API's and Filtran Group's Manufacturing Efficiencies

API's and Filtran Group's manufacturing efficiencies will be an important factor in their future profitability, and API and Filtran Group cannot assure investors that they will be able to maintain or increase their manufacturing efficiencies. API's and Filtran Group's manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. API and Filtran Group may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. API's and Filtran Group's operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting API's Materials, Parts, Equipment or Subcontractors May Impair API's Competitive Position. Filtran Group Has Similar Risks.

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

Filtran Group is subject to similar risks as API, with respect to suppliers of bobbins, cores and diodes and other key materials, although the downturn in demand in the telecommunications industry has resulted in decreased lead times for acquiring these materials.

Risks Related to Reliance on Sales to Military and Aerospace Markets

A significant portion of API's sales are to military and aerospace markets, which are subject to the business risks of changes in governmental appropriations and changes in national defense policies and priorities. All of API's contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to API for costs incurred plus a reasonable profit. If API experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price re-negotiation in accordance with US Government sole source procurement provisions.

Risks Related to Markets in Which Filtran Group Sells its Products - Telecommunications Industry

Filtran Group's primary market is the telecommunications industry. The telecommunications industry has experienced a substantial downturn over the past two years. As a result demand for Filtran Group's products from its customers in that industry has decreased. There can be no assurance that demand from Filtran Group's telecommunications customers will recover and if so, when. There also can be no assurance that Filtran Group can penetrate other markets to replace the decrease in purchase orders from its telecommunications customers.

Environmental Liabilities Could Adversely Impact API's and Filtran Group's Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in API's and Filtran Group's manufacturing processes. In addition, under some laws and regulations, API or Filtran Group could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if API or Filtran Group did not cause the contamination. Also, API and Filtran Group may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject API and Filtran Group to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of API's or Filtran Group's manufacturing operations, these companies have handled and do handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Potential Effects of System Outages

Risks are presented by electrical or telecommunications outages, computer hacking or other general system failure. To try to manage API's and Filtran Group's operations efficiently and effectively, they rely heavily on their internal information and communications systems and on systems or support services from third parties. Any of these are subject to failure. System-wide or local failures that affect API's or Filtran Group's information processing could have material adverse effects on its business, financial condition, results of operations and cash flows. In addition, insurance coverage for the risks described above may be unavailable.

Dependence on Key Personnel

API and Filtran Group are dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API, has held these positions since 1991, has been employed by API since 1981, is extremely familiar with all aspects of API's business, and has a proven track record of capable leadership. Jerome Rabinowitz, Vice President of Sales, has increased sales dramatically since he started with API in 1999. Similarly, Ian Bolt, Filtran Group's Marketing Manager, has been with Filtran Group since 1969 and Koang Eng Lim, its Chief Engineer, has been affiliated with Filtran Group since 1982. The loss of the services of one or more of such personnel could have a material adverse effect on API or Filtran Group. The Company's success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Dependence on Recruiting and Retention of Sales and Customer Support Personnel

The future revenue growth of API and Filtran Group will depend in large part on their ability successfully to expand their sales force and their customer support capability. API and Filtran Group may not be able successfully to manage the expansion of such functions or to recruit and train additional sales, consulting and client/customer support personnel. If API or Filtran Group are unable to hire and retain additional sales personnel, they may not be able to increase their revenues to the extent necessary to ensure profitability. If API or Filtran Group are unable to hire trained consulting and client/customer support personnel, they may be unable to meet client or customer demands. Neither API nor Filtran Group is likely to be able to increase its revenues in the event it fails to expand its sales force or its consulting and client/customer support staff. Even if API and Filtran Group are successful in expanding their sales forces and client/customer support capabilities, such expansion may not result in revenue growth.

Fluctuations and Changes in Earnings

While API has been in business for approximately twenty years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, and 2002. API expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

While Filtran Group has been operating for over 30 years, it has experienced losses in some of its recent financial years, including its fiscal year ended August 31, 2000 and for the nine months ended May 31, 2002. Filtran Group's current loss is the direct result of the downturn in the telecommunications industry, which has caused a decrease in demand for Filtran Group's products. Filtran Group is concentrating on developing sales from manufacturers of high-end equipment manufacturers; however, there can be no assurance that Filtran Group will be successful in such efforts. Filtran Group may continue to experience fluctuations in earnings and/or depressed earnings until the telecommunications industry recovers from its downturn and demand for products from that industry recovers, or until its sales efforts generate sufficient demand from customers in other industries. Filtran Group may also experience fluctuations in quarterly results as a result of other factors, including (i) the pace of development in its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors, and (iv) general economic conditions.

Dependence on Additional Financing

Both API and Filtran Group may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company and API or the Company and Filtran Group to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of API and Filtran Group. There can be no assurance that the Company and API or the Company and Filtran Group will be successful in their efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company's Common Stock, the Company's shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company, API and Filtran Group may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents API and/or Filtran Group from operating their factories for more than a few days, API's and Filtran Group's revenues and financial condition could be severely impacted. API has one manufacturing facility and Filtran Group has two manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of API's and Filtran Group's fabrication needs. However, in the event API or Filtran Group has to use such foundries, it cannot guarantee that it will be able to meet its customers' required delivery schedules. Because of the unique nature of API's and Filtran Group's manufacturing processes, it would be difficult for API or the Filtran Group to arrange for independent suppliers to produce semiconductors, microelectronic circuits or other electronic components in a short period of time. While API and Filtran Group believe that they have sufficient manufacturing capacity to meet their near term plans, prolonged problems with the equipment at any of the facilities could cause either API or Filtran Group to miss its production goals.

ITEM 4.   INFORMATION ON THE COMPANY

INTRODUCTION

API Electronics Group Inc. (formerly InvestorLinks.com Inc.), incorporated in the Province of Ontario, Canada (the "Company"), completed an acquisition on August 31, 2001, by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. As of May 31, 2002, the Company purchased the Filtran Group of companies, manufacturers of inductors, filters and transformers, with manufacturing facilities in both Canada and the United States. Prior to August 31, 2001, and since June 6, 2000 the Company had been primarily engaged in the business of a financial resource and directory portal provider on the Internet, through the operation of the Internet investment site www.InvestorLinks.com. That business was effectively closed down prior to the end of the fiscal year ending April 30, 2001 and the assets of that business were sold during the fiscal year ending May 31, 2002. Prior to September 7, 2001, and during the fiscal year ending April 30, 2001, the Company's name was InvestorLinks.com Inc. Prior to June 6, 2000, and during the fiscal year ended April 30, 2000, the Company's name was Opus Minerals Inc., and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting mineral properties.

The Company is a publicly traded company whose Common Shares (the "Common Stock" or the "Common Shares") trade in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." Previously, the Company's Common Stock traded on the Canadian Venture Exchange under the symbol "YIK," and on the NASD OTC Bulletin Board under the symbol "IVLKF." The Company voluntarily delisted from the TSX Venture Exchange, formerly knows as the Canadian Venture Exchange, as of August 31, 2001.

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

The Company's legal name and commercial name is API Electronics Group Inc., and the legal and commercial name of its primary businesses and wholly-owned subsidiaries are API Electronics, Inc. and the Filtran Group of companies consisting of Filtran Inc., Canadian Dataplex Ltd., Filtran Ltd. and Tactron Communications (Canada) Inc. The Company was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act.

Both the registered office and principle place of business of the Company is located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The telephone numbers of the Company's registered office and principle place of business in Ontario, Canada are (416) 593-6543 and 1(800) 606-2326. The Company is not required to have an agent in its home country, Canada, or in the host country, the United States.

From the time of the Company's incorporation on May 14, 1985 until June 6, 2000, the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. As noted above, the Company's name at the time it was incorporated was Shediac Bay Resources Inc.

Effective September 13, 1991, the Company changed its name from Shediac Bay Resources Inc. to Dally Development Corp. The Company was inactive from 1991 to April 1993, at which time a change in management, stockholdings and control of the Company occurred. At this time the Company raised working capital to allow it to become active by acquiring or entering into new mineral ventures.

In April 1993, the Company acquired 1024680 Ontario Ltd., a corporation organized under the laws of the Province of Ontario ("1024680"). As a result of the share-for-share exchange, 1024680's sole stockholder, 867323 Ontario Ltd., a corporation organized under the laws of the Province of Ontario ("867323"), acquired approximately 58.9% of the Company's outstanding shares of Common Stock (after taking into consideration the transaction with Sheppard Ventures Inc. discussed below). Immediately following the share-for-share exchange, Ms. Elizabeth J. Kirkwood, who, together with members of her immediate family, owned and controlled 867323, became the President, a director and an indirect principal stockholder of the Company.

Concurrent with the transaction described above with respect to 1024680, the Company acquired all of the outstanding shares and warrants of Sheppard Ventures Inc., a corporation organized under the laws of the Province of Ontario ("Sheppard"), through a share-for-share exchange. As a result of this transaction, Sheppard's stockholders acquired approximately 38.9% of the Company's outstanding shares of Common Stock (after taking into consideration the transaction with 1024680 discussed above), and Mr. John R. Gowdy, the sole officer and director of Sheppard and a principal indirect owner of Sheppard, became a director and an indirect significant stockholder of the Company.

In April 1993, the Company acquired all of the outstanding shares and warrants of TNK Resources, Inc., a corporation organized under the laws of the Province of Ontario ("Preceding TNK"), through a share-for-share exchange.

Effective May 1, 1993, the Company amalgamated with its three newly-acquired, wholly-owned subsidiaries (1024680, Sheppard and Preceding TNK), and changed the name of the Company to TNK Resources Inc.

In September 1994, through a share-for-share exchange, the Company acquired 14,000,000 shares of common stock in Vertex (then known as Sommerset Industries Inc., or "Sommerset"), a public company whose common stock was traded on the CDN, which then represented approximately 70% of the total issued and outstanding Sommerset shares. Following the acquisition, Sommerset changed its name to Midswana Diamond Exploration Corp.

Effective May 18, 1999, the Company changed its name from TNK Resources Inc. to Opus Minerals Inc.

In February 2000, the Company sold all of its diamond exploration prospects to its partially owned subsidiary, First Strike Diamonds Inc., then Vertex Ventures, Inc. ("First Strike"), in exchange for 6,266,667 common shares of First Strike. In April 2000, the Company issued a dividend-in-kind of the 6,266,667 common shares of First Strike to the Company's shareholders. In June 2000, the Company sold its remaining 2,800,000 common shares of First Strike. As of June 7, 2000 and through the date of this Annual Report, the Company is not involved in the business of exploiting mineral properties.

On June 6, 2000, the Company acquired all of the shares of IL Data Canada, Inc. in exchange for 6,800,000 Common Shares of the Company at an attributed value of Canadian $1,700,000. IL Data Canada Inc. owned 100% of IL Data Corporation, Inc., which, through a series of transactions, owned and operated the investment web-site www.InvestorLinks.com. From June 6, 2001 through August 31, 2001, the Company's primary business was that of a financial resource and directory portal provider on the Internet. On July 25, 2000, the Company changed its name from Opus Minerals Inc. to InvestorLinks.com Inc. In connection with these transactions, the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "IVLKF." The Company no longer operates this web-site.

On August 30, 2001, the Company's shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation ("API") by the issuance of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one common share, 1/2 of one Series A common share purchase warrant exercisable at $.45 per share for a period of 18 months from the date of issuance, and 1/2 of one Series B common share purchase warrant exercisable at $.75 per share for a period of two years from date of issuance. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. Also on August 30, 2001, the Company's shareholders approved a change of the Company's name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001. On September 10, 2001, shares of the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." As of August 31, 2001, the Company's primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API. The Company plans to devote a substantial portion of its resources to the business of API. Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report (see in particular Note 1(a) to the financial statements contained therein).

Effective May 31, 2002, the Company acquired the 100% of the shares of the Filtran Group of companies for $2,670,835. The purchase price was paid as follows: $716,505 in cash and a promissory note for $1,954,270. As part of the acquisition of the Filtran Group, the Company paid $325,712 in cash to Philip Walter White, the former principal of the Filtran Group of companies, for entering into a Non-Competition and Confidentiality Agreement with the Company. The Filtran Group of companies include Filtran Ltd., Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, which are wholly owned by the Company and Filtran Ltd., a wholly-owned subsidiary of Tactron Communications (Canada) Limited. Tactron Communications (Canada) Limited is a holding company for Filtran Ltd. The Filtran Group of companies are manufacturers of electronic components, particularly inductors, filters and transformers.

Principal Capital Expenditures and Divestitures Since August 31, 2001

The following chart contains a description, including the amount invested, of the Company's principal capital expenditures and divestitures (including interests in other companies), since August 2001, the date of the Company's acquisition of API.

-------------------------------------------------------------------------------------------------------------------------
Date                 Parties              Type             Description of Capital             Amount Invested or
                                                           Expenditure or Divestiture         Divested
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
August 30, 2001      Company, API         Agreement and    Company acquired all of the        $2,600,000 invested
                     Acquisition Corp.,   Plan of Merger   shares of API Electronics, Inc.    (attributed value of
                     API Electronics,                                                         6,500,000
                     Inc. and the                                                             post-consolidation Common
                     Shareholders of API                                                      Shares and Warrants to
                     Electronics, Inc.                                                        Purchase Common Shares)
-------------------------------------------------------------------------------------------------------------------------
May 31, 2002         Company, Filtran,    Share Purchase   The Company purchased all of the   $2,670,835 consisting of
                     Inc., Canadian       Agreement        outstanding shares of Filtran,     $716,505 in cash and a
                     Dataplex Ltd.,                        Inc., Canadian Dataplex Ltd.,      promissory note for
                     Tactron                               Tactron Communications (Canada)    $1,954,270.  The
                     Communications                        Limited and Filtran Ltd.           promissory note bears
                     (Canada) Limited,                                                        interest at the rate of
                     Filtran Ltd. and                                                         5% per annum, payable
                     the shareholders of                                                      semi-annually.  One-half
                     Filtran, Inc.,                                                           of the principal is due
                     Canadian Dataplex                                                        and payable on March 31,
                     Ltd., Tactron                                                            2003 and the balance
                     Communications                                                           becomes due and payable
                     (Canada) Limited                                                         on March 31, 2004.
                     and Filtran Ltd.
-------------------------------------------------------------------------------------------------------------------------
May 31, 2002         The Company and      Non-Competition  Philip Walter White agreed to      $325,712 paid by the
                     Philip Walter White  and              non-competition and                Company to Philip Walter
                                          Confidentiality  non-solicitation restrictions for  White.
                                          Agreement        a term of five (5) years and
                                                           permanent confidentiality
                                                           restrictions.  Mr. White was the
                                                           primary principal of the Filtran
                                                           Group of companies.
-------------------------------------------------------------------------------------------------------------------------

Descriptions of capital expenditures and divestitures of the Company occurring prior to August 31, 2001 are excluded because the activities of the Company prior to such time are not relevant to its current activities. As of the date of this Annual Report, there are no material capital expenditures or divestitures in progress.

With respect to API, there were no material capital expenditures or divestitures for the period beginning June 1, 1999 and ending August 30, 2001.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares since June 1, 1999.

B.   BUSINESS OVERVIEW

Business Overview - API Electronics, Inc. and the Filtran Group of  Companies

API Electronics, Inc. - Operations, Activities and Products

Effective on August 31, 2001, subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company completed its acquisition of API Electronics, Inc., a Delaware corporation, which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. As a result of the reverse take-over, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API.

API manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API has focused on the discontinued parts niche of the electronic component industry since its formation approximately 20 years ago. In support of API's goals and objectives, API has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products. This strategy has enabled API gradually to increase its prices, thereby enhancing margins in these sole source offerings.

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

Applications for API's semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers with products and services falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution. API's products facilitate the power supply in end products such as missiles, the space shuttle, F-15 and F-16 fighter planes and B-1 bombers.

API's principal markets consist of the government and military markets (approximately 70% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 30% of revenues). The Company's customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektroniz, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The main thrust of API's strategy has been to increase its market penetration through the addition of the following competitors' product lines:

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

Seeking better to communicate its capabilities to the industry as a whole, including customers, sales reps, and distributors, API has instituted a cost-effective sales and marketing program. Updated catalogs, brochures, line cards, and product lists are augmented by its web-site describing API and its capabilities. API seeks to improve its product sales in overseas markets through an increased emphasis on the part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Principal Markets in which API Competes

API's customers are located primarily in the United States, Canada, Israel, and certain countries that are members of the North Atlantic Treaty Organization. These are the primary markets in which API competes.

New Products

API has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Seasonality

API's revenues and business are not, in general, seasonal.

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

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API's industry and do not have a material effect on the company's business. API does, however, lack ISO-9002 certification and has not been able to maintain itself on all pre-qualification lists necessary to contract with the United States Electronic Defense Supply Center, including MIL-PRF-19500 (QML-19500) and MIL-PRF-38534 (QML-38534). The Company is currently upgrading its manufacturing facilities in order to become ISO 9002 compliant, and expects to receive certification prior to the end of fiscal year 2003. The United States Department of Defense regulates certification and qualification requirements of the Defense Electronic Supply Center.

Business Overview - Filtran Group of Companies - Operations, Activities and Products

The Company acquired 100% of the stock of the Filtran Group of companies as of May 31, 2002. The companies included in the group are Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Inc. and Filtran Ltd. Filtran Ltd. is owned directly by Tactron Communications (Canada) Limited, a holding company that is wholly-owned by the Company.

Filtran Ltd. was incorporated in 1969 to manufacture filters and transformers. Filters are frequency selective networks, usually consisting of a combination of capacitors and inductors or transformers. Widely used in telegraphy and telex networks that worked on the principle of frequency division multiplexing, these analog techniques devices have been superseded by digital transmission methods.

Approximately 25 years ago Filtran, Inc. established itself in the US, initially in eastern Florida but relocated in Ogdensburg, N.Y., which is a one-hour drive from Ottawa. Filtran Ltd. located in Ottawa does the engineering, purchasing, and marketing and provides the overall administration for Filtran Inc. as well as manufacturing of all products for Canadian and European customers. Filtran Inc. is strictly a manufacturing facility for US customers.

Over the last 30 years Filtran Group has grown to be the largest manufacturer of specialty transformers in Canada. Manufacturers of telecommunications equipment, computers and computer peripherals, process control equipment, power supplies, test equipment, medical devices and similar products use these products. The power rating of these specialty transformers ranges from microwatts in signal transformers to 2,000W - 3,000W for laminated power transformers. Filtran Group does not make the larger transformers of the type used in power distribution networks to cities, businesses or private homes.

Many changes have been made to Filtran Group's product lines over the years. As linear power supplies have been superseded, in most instances, by switched mode designs, Filtran Group has developed a range of ferrite based transformers and inductors for high frequency applications and all the commonly used topologies. Similarly, signal transformers have become smaller and the pulse rate for most digital telecommunications systems has increased dramatically. Many newer products use a number of toroidal transformers or inductors in a miniature flat pack case. The Filtran Group's products facilitate the power supply in end products such as army field radios and various types of telecommunications equipment.

Filtran was the first transformer manufacturer in Canada to produce surface mount devices (SMD's). Millions of these are in use all over the world. Because of the co planarity requirements of SMD's the company has invested in automatic equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group's filters is in the ferrite core transformers for ADSL application by the telecommunications industry. Inventory levels of this product have been exhausted and there is demand for new product. The growth rate in this area is substantial and the Company expects this demand to continue in the foreseeable future; however, there is no expectation for overall demand in the telecommunications industry to return to 1999 levels. There is a smaller demand for filters in railway switching and signaling systems. The Company believes that Filtran Group is the only company in North America which still designs and builds filters for sale to others.

Filtran Ltd. and Filtran Inc. have always been custom manufacturers, either building the product to the customer's print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

About 3 years ago, as part of its long-term growth plan, Filtran Ltd. acquired a local company called Canadian Dataplex Ltd., which company was established 25 years ago. Canadian Dataplex Ltd. had engineering skills in the design and manufacturing of custom power supplies, which have now been integrated into the Filtran Group.

Filtran Group builds a wide variety of inductors (chokes) from small signal units up to heavy laminated devices. Filtran also designs and manufactures filters for use by others. Some of these operate at frequencies into the GHz region while others block the ripple from diesel generators delivering several hundred amps at frequencies of a few hundred Hz. Most filters are passive; i.e. they are formed by arrays of inductors and capacitors.

Principal Markets in which the Filtran Group Competes

Filtran's customers are located primarily in Canada and the US.

There are two major markets for Filtran's products - telecommunications companies and high-end equipment manufacturers.

1.   Telecommunications Companies

All Canadian and US telecommunications equipment manufacturers are potential customers for the Filtran companies. Filtran also does business with telecommunications companies in Europe and Asia. Previously the high labor costs in Canada and the US excluded the Filtran Group from the high volume product sales. Now that the Filtran Group has established the relationships to outsource the manufacture of certain products to companies in Asia, particularly China, labor costs are no longer a barrier for Filtran Group to compete for these orders.

2.   High End Equipment Manufacturers

Filtran's target customers for non-telecommunications products are manufacturers of professional quality equipment. There are an enormous variety of these high end product equipment manufacturers in every major city in Canada and the US, which constitutes a large untapped market for Filtran Group.

Filtran Group has always built products to "Best Commercial Standards" and generally has not manufactured products for either the military and entertainment markets. Many companies have proved by experience that it is not possible to build to more than one quality level in the same manufacturing facility. Manufacturing to military standards requires an administrative and overhead structure greater than can be provided by Filtran Group and still remain competitive in other market segments. The entertainment market uses large volumes but buys almost solely on the basis of price.

3.   Major Customers

     Harris Corporation, R.F. Communications Division         US
     Qualitrol                                                US
     Lucent Technologies                                      US
     Carsan Engineering                                       US
     Alstom Signalling                                        US
     Electronics 2000                                         UK & Europe
     Mitel Corp.                                              Canada, US & UK
     Computing Devices                                        Canada
     Sterne                                                   Canada
     M.C.K.                                                   Canada
     Telecite                                                 Canada
     Jabil                                                    Italy
     Siemens                                                  Germany

The volume of business provided to the Filtran Group by these customers equals about 50% of total sales. No single customer represents more than 10% of total sales

New Products

Filtran Group has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Seasonality

The revenues and business of the Filtran Group are not, in general, seasonal.

Raw Materials

The primary raw materials required by Filtran Group's business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group's purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group's raw material suppliers are located in the United States. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months a few years ago during the technology boom. The prices for these materials are relatively stable.

Marketing Channels

Filtran's principal markets are the United States and Canada. Filtran Group also sells products in a large number (over 30) of European and Asian countries. Filtran Group sells its products primarily through independent sales representatives and distributors. Over the past three (3) years, Filtran Group has invested heavily in its web-site, which functions as a sales channel. Filtran Group also is focusing on strengthening its direct sales force. Filtran Group recently hired an experienced internal sales representative and plans to hire a field engineer/sales representative in the second quarter of the fiscal year 2003. Filtran Group does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group's business or profitability.

Material Effects of Government Regulations

Government regulations of the United States, the State of New York, the Province of Ontario and Canada related to environmental compliance and labor conditions are typical in Filtran Group's industry and do not have a material effect on Filtran Group's business.

Revenue Breakdown

Set forth below is a breakdown of the Company's revenues by business and by geographical market for the fiscal years ended May 31, 2002, May 31, 2001, and May 31, 2000.

     For the fiscal years ended May 31, 2002, May 31, 2001 and May 31, 2000

Revenues by Category of Activity:/(1)/

                                           2002                     2001                   2000
------------------------------------------------------------------------------------------------------------
API's Activities                       2,903,000               2,653,000              1,787,000
------------------------------------------------------------------------------------------------------------

Total Revenues                         2,903,000               2,653,000              1,787,000
------------------------------------------------------------------------------------------------------------

Revenues by Geographic Market:

------------------------------------------------------------------------------------------------------------
United States                          2,603,000               2,258,000              1,432,000
------------------------------------------------------------------------------------------------------------
Other                                    300,000                 395,000                355,000
------------------------------------------------------------------------------------------------------------

Total Revenues                         2,903,000               2,653,000              1,787,000
------------------------------------------------------------------------------------------------------------

(1) Does not include the Filtran Group of companies because such companies were acquired as of May 31, 2002.

Closure of US Operations and Decline in Revenues of IL Data Canada, Inc.

The InvestorLinks.com web-site was not able to generate sufficient revenues to warrant expenses incurred by the Company in maintaining the web-site in the manner it was initially maintained. The Company closed down the web-site operations prior to the end of the fiscal year ended April 30, 2001, and sold the assets of that business during the fiscal year ended May 31, 2002.

C.   ORGANIZATIONAL STRUCTURE

The Company, with its subsidiaries as described below, is a part of a group. The corporate office of API Electronics, Inc., a corporation incorporated under the laws of the State of Delaware in the United States, is located at 505 University Avenue, Suite 1400, Ontario, Canada M5G 1X3. The Company holds 100% of the ownership interest and voting power of API Electronics, Inc.

The corporate office of Filtran Inc., a company incorporated under the laws of the State of New York, is located at 102 Ford Street, Bldg. 5A, Ogdensburg, NY 13669. The corporate office of Filtran Ltd., a company incorporated under the laws of Ontario, is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. The corporate office of Canadian Dataplex Ltd., a company incorporated under the federal laws of Canada, is located at 5-155 Terrence Matthews Cresent, Kanata, Ontario K2M 2A8. The corporate office of Tactron Communications (Canada) Limited, a company organized under the laws of Ontario and which is the holding company for Filtran Ltd., is located at 3 Elenor Drive, Nepean, Ontario K2E 6A3. The Company holds 100% ownership interest and voting power of Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited. Tactron Communications (Canada) Limited owns 100% ownership interest and voting power of Filtran Ltd. Tactron Communications (Canada) Limited is a holding company for Filtran Ltd. and does not have operations.

IL Data Corporation, Inc., an inactive indirect subsidiary of the Company and a corporation incorporated under the laws of the State of Nevada in the United States is located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. IL Data Corporation, Inc. is a wholly-owned subsidiary of IL Data Canada, Inc., a corporation incorporated under the laws of the Province of Ontario, Canada. IL Data Canada, Inc. is a wholly-owned subsidiary of the Company and is inactive. It is located at the same address as its parent company. The Company holds 100% of the ownership interest and voting power of IL Data Canada, Inc., which in turn holds 100% of the ownership interest and voting power of IL Data Corporation, Inc.

D.    PROPERTY, PLANTS, AND EQUIPMENT

The executive offices of the Company and two of its subsidiaries, API Electronics, Inc. and IL Data Canada, Inc., are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The Company's wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet present needs and needs in the foreseeable future. All of API's products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company's knowledge, except as generally described in Item 3D of this Annual Report above, there are no environmental issues that may affect the Company's utilization of the assets located at this manufacturing facility.

The executive office for Filtran Ltd. is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Ltd. owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Golder Associates was retained by Filtran Ltd. to prepare documentation in support of an application for a Certificate of Approval (Air) for atmospheric emissions sources at Filtran facility at 229 Colonnade Road. The application was successful and Filtran has received their Certificate of Approval from the Ministry of the Environment. To the Company's knowledge, except as generally described above, there are no environmental issues that may affect the Company's utilization of the assets located at this manufacturing facility. The capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Ltd. and its needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the "purchase" of this facility. As of August 31, 2002, the outstanding principal balance on the note evidencing such financing is $120,702. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The capacity of this manufacturing facility is sufficient to meet the present needs of Filtran, Inc. and its needs in the foreseeable future.

The executive office for Canadian Dataplex Limited is located at 5-155 Terrence Matthews Cresent, Kanata, Ontario K2M 2A8. Canadian Dataplex Limited financed the purchase of this facility. As of August 31, 2002, the outstanding principal balance of on the note evidencing such financing is $40,236. Canadian Dataplex has granted a mortgage to the lender, TD Canada Trust, covering the facility. The facility is approximately 3,500 square feet and it is used to manufacture electronic components comprised primarily of: power supplies and transformers. There are no environmental issues at Canadian Dataplex that management is aware of and Canadian Dataplex believes that it complies with existing environmental regulations and meets existing environmental standards. The facility is sufficient to meet the present needs of Canadian Dataplex.

The executive office for Tactron Communications (Canada) Limited is located at 3 Elenor Drive, Nepean, Ontario K2E 6A3. A former principal of Tactron Communications (Canada) Limited makes the space available to this company at no charge. This entity is a holding company for Filtran Ltd. and does not have operations.

In order to streamline Filtran Group's operations, Canadian Dataplex will be moving its operations to Filtran Ltd. at 229 Colonnade Road. The Canadian Dataplex facility will either be sold or leased. Filtran Ltd. underwent building improvements in the first quarter in connection with which a new roof was put on the facility at 229 Colonnade Road. The approximate cost was $18,000. API is upgrading its manufacturing facility in Hauppauge, New York, and anticipates investing more than $500,000 in its building and equipment. As of the date of this Annual Report, the Company does not have any other material plans to construct, expand, or improve its facilities or the facilities of its subsidiaries.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS (IN US$)

A.    OPERATING RESULTS

Comparative Figures are Those of API Electronics, Inc.

Effective on August 31, 2001, the Company completed its acquisition of API, a Delaware corporation, which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. As a result of the reverse take-over, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications.

Note 1(a) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of API on August 31, 2001, and the accounting for the business acquisition. API is deemed to be the acquiror for Canadian generally accepted accounting principles ("Cdn. GAAP"). For US generally accepted accounting principles ("US GAAP"), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001, 2000, 1999 and 1998 for Cdn. GAAP and US GAAP included in the Company's selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. The comparative financial statements of the Company included in Part III, Item 17 of this Annual Report include the financial statements of API for the fiscal years ended May 31, 2001 and 2000 which have been audited by Perry Colletti, CPA. API has been in operations for approximately twenty years.

Acquisition of the Filtran Group.

Effective May 31, 2002, the Company acquired the Filtran Group of companies, consisting of Filtran, Inc., Filtran Ltd., Canadian Dataplex Limited and Tactron Communications (Canada) Limited, the holding company for Filtran Ltd. The Filtran Group of companies are suppliers of electronic components (primarily inductors, transformers and filters) for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada.

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Filtran Acquisition of the outstanding shares of Filtran, Inc., Filtran Ltd., Canadian Dataplex Limited and Tactron Communications (Canada) Limited of May 31, 2002. For Cdn. GAAP and US GAAP the Filtran Group acquisition has been accounted for using the purchase method.

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, the Company ceased operations of the InvestorLinks.com web-site. During the three-month period ending July 31, 2001, the Company closed down its US operations, terminated the employment of all US employees, and transferred the Company's US assets to Canada. The assets of the web-site, which constituted the Company's prior business, were disposed of during the fiscal year ended May 31, 2002.

Results of Operations

Summary

API Electronics Group, Inc. is a leading manufacturer of electronic components and microelectronic circuits with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a supplier of defense electronic components to the U.S. Department of Defense and its subcontractors. API also has a strong commercial user base.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal year periods ended May 31, 2002 and 2001.

Sales Revenue

The Company recorded increased sales during the fiscal year ended May 31, 2002. Revenues increased by 9.4% to $2.9 million from $2.65 million the previous year. The growth during the period was led by the performance of core product lines and accelerated by favourable market conditions for the Company's products in the military industry.

Cost of Goods Sold and Gross Margin

The cost of products sold as a percentage of sales increased during 2002 period compared to 2001. The cost of goods sold was 77.7% of sales in 2002 compared to 72.8% of sales in 2001. Accordingly, the gross margin for 2002 period decreased to 22.3% from the 27.2% gross margin in the 2001 period. The decrease is attributed mainly to increased competitive pricing in the market.

Selling Expenses

Selling expenses increased from $246,844 for the year ended May 31, 2001 to $339,048 for the year ended May 31, 2002. As a percentage of sales the 2002 selling expenses came in at 11.7% compared to 9.3% for 2001. The increase was primarily attributed to the addition of one sales person to support increased product sales levels.

General and Administrative Expenses

General and administrative expenses increased substantially from $300,598 for the 2001 year to $685,747 incurred during the 2002 year.

Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Investor relations of $108,758 (2001 - $0), professional services of $94,747 (2001 - $9,000), shareholder information of $9,070 (2001 - $0), transfer agent fees of $10,382 (2001 - $0) all increased substantially and were attributable to increased costs that are inherent with public company compliance.

Management continues to emphasize efficiencies and control of overheads. There are several areas where certain expenses could be classified as non-recurring in nature.

Professional services expense was higher than normal as additional fees were incurred in API's first year as a public company. Also, investor relations expense was higher than normal as additional fees were incurred to launch the profile of API in the investment community. These expenses are expected to decrease on a going forward basis.

Business Development

The Company incurred business development expenses of $610,341 in the fiscal year ended May 31, 2002 to assist it in the transition from a private company to a public company. Of this amount, the Company has disclosed $501,582 as a business development expense and the balance of $108,759 has been included in general and administrative expenses. Management expects that it will not be necessary to incur significant business development cost on a going forward basis. Any future business development expenses incurred going forward may be included in general and administrative expenses.

Other Income and Expense

Other income increased to $75,565 for 2002 from $13,719 for 2001 due to the rental income and recovery of expenses of $30,000 for 2002 ($12,000 - 2001) from a Massachusetts corporation and a foreign exchange gain of $20,512 (nil - 2001). On November 30, 2001 the Company and the Massachusetts corporation agreed to mutually end the cost sharing arrangement. Interest expense decreased to $37,467 for 2002 from $86,542 due to the interest paid to the principal shareholder of API of $38,673 for the period from June 1, 2000 to September 20, 2000. On September 20, 2000, the loan was converted to a non-interest bearing demand promissory note.

Net Income/Loss

The Company incurred a net loss for the 2002 year of $857,643 compared to a net income of $102,101 for the 2001 year. The loss is attributed in substantial part to the business development costs of $501,583 as described above.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal year periods ended May 31, 2001 and 2000.

Sales Revenue

The Company recorded strong sales growth during the fiscal year ended May 31, 2001. Sales increased by 48.5% to $2,653,000 from $1,787,000 posted during the year ended May 31, 2000. The growth during the period was led by the performance of core product lines and accelerated by favourable market conditions for the Company's products by the military industry.

Cost of Goods Sold and Gross Margin

The cost of sales as a percentage of sales decreased during fiscal 2001 compared to fiscal 2000. The cost of goods sold was 72.8% of sales in 2001 compared to 83.7% in 2000. Accordingly, the gross margin for 2001 period increased substantially to 27.2% from the 16.3% gross margin posted in 2000. The increase is attributed mainly to greater utilization of capacity and higher sales levels that provided greater coverage of the fixed cost components of cost of sales.

Selling Expenses

Selling expenses decreased slightly to $247,000 for the year ended May 31, 2001 from $254,000 for the year ended May 31, 2000. As a percentage of sales, the 2001 selling expenses came in at 9.3% compared to 14.2% for 2000. The favourable decrease was attributed primarily to the higher sales levels that provided greater coverage of the fixed components of selling expenses.

General and Administrative Expenses

General and administrative expenses decreased slightly to $301,000 for the 2001 year from $318,000 incurred during the 2000 year.

The largest expense decrease was that of professional fees expenses which decreased from $55,000 in 2000 to $9,000 in 2001. This decrease was offset by increase in salaries that went from $132,000 in 2000 to $151,000 in 2001.

Management has continued to emphasize efficiencies and control of overhead expenses.

Other Income and Expense

Other income increased slightly to $14,000 for the year ended May 31, 2001 from $3,000 for the year ended May 31, 2000. Other expense relates to interest on long-term debt and the Company saw a substantial increase to $86,000 in 2001 from $27,000 in 2000 and this was attributed to higher debt levels that were required to finance growing operations.

Net Income/Loss

The Company posted net income of $102,000 in 2001 compared to a net loss of $306,000 incurred for the 2000 year.

Impact of Inflation

Inflation has not been material to the business of the Company. The Company's financial statements are presented in United States dollars. The United States has not experienced hyperinflation during the last five years.

Impact of Foreign Currency Fluctuations on the Company

Foreign currency fluctuations have not had substantial impact on the Company. The Company does not hedge its foreign currency investments or holdings.

Impact of Governmental Policies or Factors on the Company

Except as explained below, no governmental economic, fiscal, monetary or political policies or factors have materially affected, directly or indirectly, the Company's operations or investments by United States shareholders in the past. Except as noted in the following sentence, the Company does not anticipate that such policies or factors will materially affect, directly or indirectly, the Company's operations or investments by United States shareholders in the future. Notwithstanding the foregoing, the Company's operation of API Electronics, Inc. will be affected by governmental policies related to defense spending (see also Item 4B - Material Effects of Government Regulations above and Item 5D - TREND INFORMATION below).

B.    LIQUIDITY AND CAPITAL RESOURCES

Summary

At May 31, 2002, the Company had cash reserves of $1,366,294 compared to $41,073 as at May 31, 2001.

At May 31, 2002 working capital amounted to $2,148,073 compared to $930,027 at May 31, 2001. The increase in working capital is attributed primarily to the cash acquired through the reverse take-over of $1,178,376 and the issuance of share of capital of $2,296,212 during 2002.

During 2002, cash was used to fund operations in the amount of $811,048 (2001-$56,735), to fund the acquisition of the Filtran Group of companies of $955,374 and to purchase capital assets of $257,217 (2001-$187,850).

The Company anticipates that it will have sufficient liquidity for current requirements.

At May 31, 2001 the Company had cash reserves of $41,000 compared to $81,000 as at May 31, 2000.

At May 31, 2001 working capital totaled $930,000 compared to $640,000 at May 31, 2000. The increase in the working capital is attributed primarily to the increased sales level.

Specific working capital components increased significantly. Accounts receivable rose 27.8% to $340,000 at May 31, 2001 from $266,000 as at May 31, 2000.
Inventory increased 31.3% to $1,277,000 at May 31, 2001 from $973,000 as at May 31, 2000. Accounts payable rose 24.0% to $341,000 at May 31, 2001 from $275,000 at May 31, 2000. The higher levels of accounts receivable, inventory, and accounts payable are consistent with higher sales levels that require increases in these items to support.

Long-term debt (current and long-term portion) increased to $288,000 in 2001 from $21,000 at May 31, 2000. The amount due to a principal officer for working capital loans decreased to $900,000 at May 31, 2001 from $1,228,000 as at May 31, 2000.

Cash Flow

Cash used in operating activities increased from $(56,735) for the year ended May 31, 2001 to $(811,048) for year ended May 31, 2002. This increase is attributed primarily to the 2002 loss of $857,643.

The major source of cash in 2002 was provided by the exercise of warrants and options. This exercise of securities added cash totaling $2,296,212 during the year. The other significant source of cash was $1,178,376 acquired via the reverse take-over transaction of API as described in note 1(a) of the consolidated financial statements. In connection with the API acquisition, the Company issued common stock and common stock purchase warrants to the stockholders of API. One half of the warrants are exercisable at $0.45 per share and the other half of the warrants are exercisable at $0.75 per share. Approximately 50% of these warrants were exercised during the fiscal year ended May 31, 2002. If the warrants that remain outstanding are fully exercised, the cash consideration to the Company would be in excess of $1,970,418.

The major uses of cash during 2002 were the Filtran Group acquisition in the amount of $955,374 and the purchase of capital assets in the amount of $257,217.

On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

Cash generated (used) in operating activities increased favourably to $(57,000) for the year ended May 31, 2001 from $(252,000) for year ended May 31, 2000. This increase is attributed primarily to the 2001 net income of $102,000 compared to the 2000 net loss of $305,000. This was offset by a net change in non-cash working capital in 2001 of $(318,000) compared to a net change of $(54,000) posted during 2000.

The major source of cash in 2001 was provided by the increase in long-term debt in the amount of $222,000. The major source of cash in 2000 was provided by the increase in bank indebtedness in the amount of $261,000 and the increase in long-term debt of $100,000.

The major use of cash during 2001 was the purchase of capital assets in the amount of $188,000. The major use of cash during 2000 was also the purchase of capital assets in the amount of $58,000.

Capital Assets and Intangibles

The acquisition of the Filtran Group substantially improved API's design and manufacturing capabilities. The addition of machinery and equipment in the amount of $312,841 and land and building in the amount of $1,577,094 brought API's state-of-the-art facilities to 48,500 square feet. In addition, the Company acquired the goodwill of the Filtran Group, which is comprised of its excellent management team, its qualified workforce and its quality control system, which includes its ISO 9001 certification. The value of goodwill is reflected in the financial statement in the amount of $962,529.

Furthermore, API acquired a non-compete agreement from Filtran Group former principal for the amount of $325,712 to help ensure all the benefits and synergies of the acquisition can be realized in the future.

As of the date of this Annual Report, the Company's capital assets are sufficient for the Company's present requirements.

The Company holds cash and cash equivalents in Canadian currency. One of the Company's primary subsidiary, API Electronics, Inc., holds cash and cash equivalents in United States currency. The Company's other primary group of subsidiaries, the Filtran Group, holds cash and cash equivalents in United States and Canadian currencies. Neither the Company nor any of its subsidiaries uses financial instruments for hedging purposes.

The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending May 31, 2002.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the last three financial years, the Company did not spend any money on Company-sponsored research and development activities, and the Company did not have research and development policies. The Company's wholly-owned subsidiaries, API and the Filtran Group of companies have not spent material amounts of money on research and development activities, and do not have formal research and development policies.

D.    TREND INFORMATION

The past 18 months have been very difficult for the technology industry. Notwithstanding the difficulty, over the past two years the Company has experienced a 48% increase in sales in 2001 and a modest increase of 9% in 2002. With the acquisition of the Filtran Group of companies, the Company expects sales to increase significantly. For the first quarter of 2003 consolidated sales, which included the Filtran Group's sales of $910,000, increased by 78% over sales for the comparative 2002 first quarter period (unaudited). For the 2003 first quarter, API's sales decreased by 21% as compared to the 2002 first quarter sales (unaudited). With the inclusion of the Filtran Group's sales for the 2003 fiscal year, the Company expects sales to double over the sales for the 2002 fiscal year.

Despite the decline in sales for API during the first quarter of 2003, over the next few quarters, API believes that new orders should increase as a result of the new military budget approved by the US government. API is also taking cost cutting steps through restructuring its manufacturing and IT systems. API continues to emphasize new product development, and a new ISO 9000-2000 quality system should be in place by the new year.

API is spending more than $500,000 on the upgrade of its Hauppauge, NY facility (equipment and building). API believes it is poised to emerge from the downturn in the technology industry with a sharper strategic focus, improved products and a significantly lower cost structure.

Although demand from defense industry customers of API has continued to be strong since 9/11/01, Filtran Group has experienced decreased demand as a result of the downturn in the telecommunications industry. The telecommunications industry continues to carry substantial uncertainty, so it would be difficult to predict when demand from that sector can be expected to increase. This lack of demand has increased sales price pressures over the last two years, which Filtran Group is continuing to experience.

In order to increase sales, Filtran Group has been attempting to enter the Video DSL market. The VDSL market is one of the few areas experiencing growth in the telecommunications industry. Filtran Group is focused on overcoming pricing pressures in that market, which it believes it must do in order to gain significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China. Filtran Group is working closely with these manufacturers to maintain quality control and to decrease the cost to manufacture these units, in order to generate such sales.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional qualified sales persons in the United States. Filtran Group has hired a business development specialist who has begun setting up a nationwide representative network in the United States. In order to support its increased sales efforts, Filtran Group is developing a new product catalogue and continues to improve its web-site. Before the end of the calendar year 2002, Filtran Group will introduce a new standard product catalog that will feature many new products including surface mount chip inductors, filter connectors and many new designs in its standard product lines of transformers, inductors, chokes, filters and power supplies. Filtran Group believes its growth potential is best in the United States markets, particularly in the military, transportation, industrial equipment, medical, power conversion and other electrical and electronic equipment OEM's that have historically comprised Filtran Group's Canadian customer base.

Filtran Group also is developing a synergistic partnership with API targeting the military relay market. Much of the groundwork has already been completed on this project and Filtran Group expects to receive contracts resulting from these efforts within the 6 month period following the date of this Annual Report.

Forward-Looking Statements

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is making this cautionary statement in connection with such safe harbor legislation. This Form 20-F, or any other written or oral statements made by or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project,"

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES AND PERSONNEL AS OF THE DATE OF THIS ANNUAL REPORT

      Phillip DeZwirek

      Phillip DeZwirek is the Vice-Chairman and Treasurer of the Company. As of the date of this Annual Report, Phillip DeZwirek also serves as the Chief Financial Officer and Controller of the Company. From August 31, 2001 until the end of the 2001 calendar year, Phillip DeZwirek had been a director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Treasurer of the Company. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979. Mr. DeZwirek also served as Chief Financial Officer of CECO Environmental Corp. from August 1979 until January 26, 2000. Mr. DeZwirek's principal occupations during the past five years have been serving as Chairman of the Board and Vice President of CECO Filters (since 1985); serving as Treasurer and Assistant Secretary of CECO Group (since December 10, 1999); serving as a director of Kirk & Blum and kbd/Technic (since 1999); serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. (since 1990); and serving as Chairman and as a director of Digital Fusion Multimedia Corp. (from January 1995 until June 1998). Mr. DeZwirek has also been involved in private investment activities for the past five years.

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

      Thomas W. Mills

      On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company's wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering.

      Date of Birth: January 31, 1945

      Current Outside Business Activities: None.


      Jason DeZwirek

      Jason DeZwirek is a director and the Chairman, Chief Executive Officer and Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. Mr. DeZwirek's principal occupation since October 1999 has been as Founder and President of kaboose.com Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

      Date of Birth: September 3, 1970

      Current Outside Business Activities: President of kaboose.com Inc. Vice President, Secretary and Director of CECO Environmental Corp. Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp.


      Joanne E. Mills

      On August 31, 2001, Joanne E. Mills became the Assistant Secretary of the Company. Joanne E. Mills is the Secretary of API Electronics, Inc., a wholly-owned subsidiary of the Company, and has worked for API Electronics, Inc. since 1990. She currently serves as the Human Resources

      Director of API Electronics, Inc., where she administers health and dental plans, the 401(k) retirement plan, payroll direction, insurance plans, and various other administrative functions.

      Date of Birth: August 11, 1946

      Current Outside Business Activities: None.


      Jerome Rabinowitz

      Jerome Rabinowitz has been the Vice-President of Sales and Marketing of the Company since August 31, 2001. He has been Vice President-Sales of API since March 1999. Mr. Rabinowitz has been employed in the electronics industry since 1965 and specialized in the semiconductor sector since 1969. He has held management positions in sales, marketing, purchasing and inventory control. During 1997 and 1998, he was employed by ACI Electronics, Inc. as a marketing director. From March 1998 to March 1999, he was vice president of sales at Knight Electronics.

      Date of Birth: January 15, 1943

      Current Outside Business Activities: None

      Koang Eng Lim, M.Sc, P.Eng

      Koang E. Lim is Chief Engineer at Filtran Group. Koang E. Lim has over 35 years of specialized experience in electrical network design starting in 1965 with Bell-Northern Research in London, England. He graduated from London University with Bachelor and Master degrees in Engineering in 1958 and 1963, respectively, and is registered with the Professional Engineers of Ontario. He spent 6 years with BNR in the network group doing research and development of filters, equalizers and software. He was granted a patent for Active Lattice Networks in 1968.

      Koang E. Lim was a Senior Lecturer in the University of Singapore from 1972-78, responsible for teaching electrical communication and network theory to 3/rd/ and 4/th/ year students. From 1978 to 1981, he was with Spar Aerospace in St. Anne de Bellevue, Montreal, working on filters, amplitude and delay equalizers for satellite communications. From 1981 to 1982, he was with Gandalf, engaged in the development of active filters for use in modems.

      Koang E. Lim joined Filtran Group in August 1982. He retired in 2000 and now works for the Company on a consulting basis. As a Chief Engineer at Filtran Group, he is responsible for engineering designs and completing quote files and is a liaison with customers for technical issues. His responsibilities include final approval of products made at Filtran Group's facilities and offshore facilities.

      Date of Birth: June 9, 1931

      Current Outside Business Activities: None

      Ian Bolt

      Ian Bolt is Marketing Manager at Filtran Group. Ian has over thirty years of experience in all areas of operations of Filtran Group. Ian is a Higher National Certificate (HNC) graduate from Croydon Technical College in the U.K. in 1963. He gained experience with large multinational corporations before joining Filtran Group. He worked as assistant manufacturing manager for radio tube receivers production at Mullards, now Phillipps Electronics, for two years before joining Canadian General Electrics as Radio Engineer. At CGE he was responsible for all technical aspects of manufacturing production. He moved to be quality assurance manager at Ferritronics to support the design and manufacture for voice telephony for military radios.

      Mr. Bolt joined Filtran Group in December 1969. In his present position as Marketing Manager, he oversees the material control and service managers and all customer service relations.

      Date of Birth: August 3, 1945

      Current Outside Business Activities: None

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

The Company's directors and officers as of the end of the most recent fiscal year and as of the date of this Annual Report are summarized in the following table:

--------------------------------------------------------------------------------------------------
Name                                         Position(s)

--------------------------------------------------------------------------------------------------
Phillip DeZwirek                             Director, Vice Chairman, Chief Financial Officer,
                                             Treasurer, and Controller
--------------------------------------------------------------------------------------------------
Thomas W. Mills                              Director, President, and Chief Operating Officer
--------------------------------------------------------------------------------------------------
Jason DeZwirek                               Director, Chairman, Chief Executive Officer and
                                             Secretary
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Joanne E. Mills                              Assistant Secretary
--------------------------------------------------------------------------------------------------

B.    COMPENSATION

Compensation Required to be Disclosed Under the Ontario Securities Act

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than Canadian $100,000 in total salary and bonus for the fiscal year in question. The only executive officers of the Company for whom disclosure is required under the Ontario Securities Act for the fiscal year ended May 31, 2002 are: Jason DeZwirek, the Chief Executive Officer and Chairman, Thomas W. Mills, President, Jerome Rabinowitz, Vice President-Sales at API, and Ian Bolt, Marketing Manager at Filtran Group of companies.

Information regarding Phillip DeZwirek, the Vice-Chairman and Treasurer of the Company, also is included.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the Company's most-recently completed fiscal year:

  ==============================================================================================================
                                          Annual Compensation                     Long Term Compensation
  --------------------------------------------------------------------------------------------------------------
                           Fiscal
  Name and Position of     Year-                              Other Annual    Securities Under  All Other
  Principal                ending   Salary        Bonus       Compensation    Options/ Granted  Compensation
  --------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  Jason DeZwirek/(1)/      2002     $27,522       Nil         Nil             100,000/(2)/      Nil
  Chairman, Chief
  Executive Officer,
  Secretary
  --------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  Phillip DeZwirek/(3)/    2002     Nil           Nil         Nil             100,000/(2)/      Nil
  Vice-Chairman, Chief
  Financial Officer,
  Treasurer
  --------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  Thomas W. Mills/(4)/     2002     $91,000       Nil         Nil             100,000/(2)/      $6,588/(5)/
  President, Chief
  Operating Officer
  --------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  Jerome Rabinowitz/(6)/   2002     $104,400      $5,000      Nil             Nil               Nil
  Vice President - Sales
  and Marketing
  --------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------
  Ian Bolt                 2002     Canadian      Nil         Canadian        Nil               Nil
  Marketing Manager at              $125,000                  $32,000/(7)/
  Filtran Group
  --------------------------------------------------------------------------------------------------------------
  ==============================================================================================================

(1) Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. Amounts paid to Jason DeZwirek by the Company were paid to him as consulting fees.

(2) Of the 100,000 options granted to each director of the Company; 50,000 are exercisable at $0.45 and 50,000 are exercisable at $0.75, all expiring August 31, 2006 and all convertible on a one-for-one basis upon exercise.

(3) Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and has held the positions of Vice-Chairman, Chief Financial Officer and Treasurer since the end of the 2001 calendar year.

(4) Thomas Mills was elected a Director and appointed President on August 31, 2001.

(5) Thomas Mills received the use of a company car, resulting in expenses of $6,588 to the Company.

(6) Jerome Rabinowitz was appointed Vice President - Sales and Marketing of the Company on August 31, 2001.

(7) Ian Bolt is the Marketing Manager of Filtran Group and has use of a vehicle leased by the Company, which costs the Company (Canadian) $32,000 per year.

Compensation Previously Disclosed Publicly

The Company disclosed compensation to certain of the Company's directors in an October 2, 2002 Notice of Special Meeting of Shareholders to be held November 7, 2002 and Management Information Circular relating to its election of directors and appointment of auditors (the "Circular"), which Circular was publicly disclosed in a Form 6-K filing with the United States Securities and Exchange Commission.

In the Circular, the Company disclosed that API, the Company's wholly-owned subsidiary, pays Thomas W. Mills an annual salary of $91,000, and an annual car allowance of $6,588. API pays Jerome Rabinowitz an annual salary of $104,246 and in the fiscal year ended May 31, 2002 paid him a bonus of $5,000. The Company pays Jason DeZwirek an annual salary of $42,000. API Electronics, Inc. does not pay any further compensation to Mr. or Mrs. Mills, Jason DeZwirek, Mr. Rabinowitz or to any of its directors.

Cash Compensation of Directors During the Financial Year Ended May 31, 2002

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended May 31, 2002, for their services in their capacity as directors.

Stock Option Plan

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

Stock Options Granted to Directors and Officers

The Company granted stock options to certain officers and directors during its fiscal year ending May 31, 2002, which stock options are described below and are included in Item 6E below. During the financial year ended May 31, 2002, the Company granted to Phillip DeZwirek, Jason DeZwirek and Thomas Mills 100,000 options each; 50,000 of such options are exercisable at $0.45 and 50,000 of such options are exercisable at $0.75. All of such options expire August 31, 2006 and convertible on a one-for-one basis upon exercise.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended May 31, 2002.

Pension and Retirement Benefits

During the fiscal year ending May 31, 2002, the Company provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby the Company matched employees' contributions up to the lesser of three percent of each employees' annual income or $6,000. Neither the Company nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

C.  BOARD PRACTICES

From April 10, 2001 until August 31, 2001, the Board of directors consisted of James C. Cassina, Elizabeth J. Kirkwood, Sandra J. Hall, and Richard J. Lachick.

On August 31, 2001, the number of directors was increased from four to five, Elizabeth J. Kirkwood and Richard J. Lachick resigned from the board of directors, and Phillip DeZwirek, Thomas W. Mills, and Jason DeZwirek were appointed to the Board of Directors. In addition, effective August 31, 2001, Sandra J. Hall and James C. Cassina resigned as directors of the Company. At the November 7, 2002 annual shareholders meeting, the number of directors was reduced from five to three. The three directors named below continue to serve as of the date of this Annual Report. The current terms of each of the Company's directors began on November 7, 2002, the date of the Company's 2002 Annual Meeting of Shareholders, and will expire on the date of the Company's 2003 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his name:

Name                     Beginning of Tenure          Expiration of Term
----                     -------------------          ------------------
Phillip DeZwirek         August 31, 2001              2003 annual meeting*
Thomas W. Mills          August 31, 2001              2003 annual meeting*
Jason DeZwirek           August 31, 2001              2003 annual meeting*

*  such directors may be re-elected at such meeting

None of the Company's directors are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company does not have a Remuneration Committee. As of the date of this Annual Report, the Company's Audit Committee consists of two non-independent directors, Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of the Company. Phillip DeZwirek and Jason DeZwirek also are major shareholders of the Company. Phillip and Jason DeZwirek are father and son. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The Audit Committee recommends the Company's auditors to the Board of Directors, and reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.

D.  EMPLOYEES

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and at the locations set forth below:

---------------------------------------------------------------------------------
Location             5/10/00  10/31/00  4/30/01    10/1/01   5/31/02    10/1/02
---------------------------------------------------------------------------------
Toronto, Ontario,
Canada                  2         1        1          0          1          1
---------------------------------------------------------------------------------
Charlottesville,
Virginia                0         7        2          0          0          0
---------------------------------------------------------------------------------
Hauppauge,
New York                0         0        0         50         35         32
---------------------------------------------------------------------------------
Ogdensburg,
New York                0         0        0          0         22         19
---------------------------------------------------------------------------------
Nepean,
Ontario                 0         0        0          0        126        122
---------------------------------------------------------------------------------
Kanata,
Ontario                 0         0        0          0          7          4
---------------------------------------------------------------------------------

TOTAL                   2         8        3         50        191        178
---------------------------------------------------------------------------------

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and in the categories of activities set forth below:

------------------------------------------------------------------------------------------------
Activity                  5/10/00    10/31/00     4/30/01     10/1/01     5/31/02     10/1/02
------------------------------------------------------------------------------------------------
Corporate
Offices                      2           1           1           0           1           1
------------------------------------------------------------------------------------------------
Web-site
Management                   0           7           2           0           0           0
------------------------------------------------------------------------------------------------
API *
Management                   0           0           0           3           3           3
------------------------------------------------------------------------------------------------
API
Sales                        0           0           0           2           2           2
------------------------------------------------------------------------------------------------
API Design
Engineering                  0           0           0           1           1           1
------------------------------------------------------------------------------------------------
API Testing /
Environmental
Engineering                  0           0           0           2           2           1
------------------------------------------------------------------------------------------------
API Process
Engineering                  0           0           0           4           4           3
------------------------------------------------------------------------------------------------
API Quality
Assurance                    0           0           0           2           2           2
------------------------------------------------------------------------------------------------
API Production
Management                   0           0           0           3           3           3
------------------------------------------------------------------------------------------------
API
Assembly                     0           0           0          31          16          16
------------------------------------------------------------------------------------------------
API Accounting /
Human Resources              0           0           0           2           2           1
------------------------------------------------------------------------------------------------
Filtran *
Management                   0           0           0           0           2           2
------------------------------------------------------------------------------------------------
Filtran
Sales                        0           0           0           0           4           4
------------------------------------------------------------------------------------------------
Filtran Design
Engineering                  0           0           0           1           6           5
------------------------------------------------------------------------------------------------
Filtran Testing /
Environmental
Engineering                  0           0           0           0           7           7
------------------------------------------------------------------------------------------------
Filtran Quality
Assurance                    0           0           0           0           4           4
------------------------------------------------------------------------------------------------
Filtran Production
Management                   0           0           0           0          10           8
------------------------------------------------------------------------------------------------
Filtran
Assembly                     0           0           0           0         101          95
------------------------------------------------------------------------------------------------
Filtran Accounting/
Human Resources              0           0           0           0           7           6
------------------------------------------------------------------------------------------------
Filtran Purchasing,
Stock, Shipping and
Maintenance                  0           0           0           0          12          12
------------------------------------------------------------------------------------------------
Filtran Production           0           0           0           0           2           2
------------------------------------------------------------------------------------------------

TOTAL                        2           8           3          51         191         178
------------------------------------------------------------------------------------------------

*    API = API Electronics, Inc., a wholly-owned subsidiary of the Company

** Filtran = Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, wholly-owned subsidiaries of the Company and Tactron Communications' wholly-owned subsidiary, Filtran Limited.

E.  SHARE OWNERSHIP

Share Ownership of Directors and Officers

As of October 31, 2002, an aggregate of 15,403,814 Common Shares and no Special Shares of the Company were issued and outstanding. The table below sets forth the share ownership in the Company of the persons listed in subsection 6.B of this Item 6 above as of October 31, 2002, based on numbers reported to the Company by the persons set forth below. None of the persons set forth below have different voting rights.

-----------------------------------------------------------------------------
Name                   Number of Common       Percentage of Issued and
                       Shares Held            Outstanding Common Shares/(d)/
-----------------------------------------------------------------------------
Phillip DeZwirek       2,969,241/(a)/         19.28%
-----------------------------------------------------------------------------
Thomas W. Mills        329,916/(b)/           2.14%
-----------------------------------------------------------------------------
Jason DeZwirek         2,804,283/(c)/         18.21%
-----------------------------------------------------------------------------
Jerome Rabinowitz      None                   ---
-----------------------------------------------------------------------------
Ian Bolt               None                   ---
-----------------------------------------------------------------------------

_____________
Notes:
(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held 2,804,283 Common Shares of the Company as of October 31, 2002. All of such shares are attributed to Mr. DeZwirek, which represent approximately 18.21% of the outstanding Common Shares of the Company. Mr. Phillip DeZwirek controls Technapower Industries Corporation, a company that held 164,958 Common Shares of the Company, representing an additional 1.07% of the Company's Common Shares, as of October 31, 2002. Mr. DeZwirek also holds options to purchase 100,000 shares of common stock of the Company and warrants to purchase 2,969,241 shares of common stock of the Company, which are not included in this chart.
(b) Excludes options to purchase 100,000 shares of common stock of the Company held by Mr. Mills and ownership of warrants to purchase 329,916 shares of common stock of the Company.
(c) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. (doing business as Green Diamond Corp.) held 2,804,283 Common Shares of the Company as of October 31, 2002. All of such shares are attributed to Mr. DeZwirek, which represents approximately 18.21% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds options to purchase 100,000 shares of common stock of the Company and warrants to purchase 2,804,283 shares of common stock of the Company, which are not included in this chart.
 (d) Percentages are computed by dividing the number of Common Shares held (excluding options and warrants to purchase Common Shares), by the 15,403,814 Common Shares of the Company issued and outstanding as of October 31, 2002. Note that percentages held by the Company's major shareholders, as disclosed in Item 7A below, which reflect shares beneficially owned (including options and warrants), may be higher.

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

Common Share Purchase Options

------------------------------------------------------------------------------------------
Optionee                  Number of Shares       Exercise Price        Expiration Date
------------------------------------------------------------------------------------------
Phillip DeZwirek               50,000                 $.45             August 31, 2006
------------------------------------------------------------------------------------------
Phillip DeZwirek               50,000                 $.75             August 31, 2006
------------------------------------------------------------------------------------------
Thomas W. Mills                50,000                 $.45             August 31, 2006
------------------------------------------------------------------------------------------
Thomas W. Mills                50,000                 $.75             August 31, 2006
------------------------------------------------------------------------------------------
Jason DeZwirek                 50,000                 $.45             August 31, 2006
------------------------------------------------------------------------------------------
Jason DeZwirek                 50,000                 $.75             August 31, 2006
------------------------------------------------------------------------------------------
Jerome Rabinowitz               None                   ---                   ---
------------------------------------------------------------------------------------------
Ian Bolt                        None                   ---                   ---
------------------------------------------------------------------------------------------

No purchase price was associated with any of the stock options set forth above. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation numbers and prices--see Note 10(d) to the financial statements contained in Part III, Item 17 of this Annual Report.

Warrants Held by Directors and Officers

The following table sets forth all outstanding warrants to purchase Common Shares granted to persons for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report:

Warrants to Purchase Common Shares

---------------------------------------------------------------------------------------------
Warrant Holder            Number of Shares       Exercise Price        Expiration Date
---------------------------------------------------------------------------------------------
Phillip DeZwirek/(a)/         1,484,621               $.45             February 28, 2003
---------------------------------------------------------------------------------------------
Phillip DeZwirek/(a)/         1,484,621               $.75               August 30, 2003
---------------------------------------------------------------------------------------------
Thomas W. Mills                 164,958               $.45             February 28, 2003
---------------------------------------------------------------------------------------------
Thomas W. Mills                 164,958               $.75               August 30, 2003
---------------------------------------------------------------------------------------------
Jason DeZwirek/(b)/           1,402,142               $.45             February 28, 2003
---------------------------------------------------------------------------------------------
Jason DeZwirek/(b)/           1,402,142               $.75               August 30, 2003
---------------------------------------------------------------------------------------------
Jerome Rabinowitz               None                   ---                      ---
---------------------------------------------------------------------------------------------
Ian Bolt                        None                   ---                      ---
---------------------------------------------------------------------------------------------

______________
Notes:
(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Series A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.75 as of September 28, 2001. Ownership of all of such warrants has been attributed to Phillip DeZwirek. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, a company that held Series A Warrants to purchase 82,479 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 82,479 Common Shares of the Company at an exercise price of $.75 as of October 31, 2002.
(b) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Series A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.75 as of October 31, 2002. Ownership of all of such warrants has been attributed to Jason DeZwirek.

The warrants described in the table above were issued in connection with the transaction described in Note 1(a) to the financial statements contained in Part III, Item 17 of this Annual Report, and for the consideration described therein. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation numbers and prices--see Note 10(c) to the financial statements contained in Part III, Item 17 of this Annual Report.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table discloses all known major shareholders beneficially owning 5% or more of the Company's issued and outstanding shares of Common Stock as of October 31, 2002 (plus Thomas Mills, who owns just under 5%). As of October 31, 2002 (and as of the date of this Annual Report), an aggregate of 15,403,814 Common Shares and no Special Shares of the Company were issued and outstanding. None of the major shareholders have different voting rights.

-------------------------------------------------------------------------------------------
Name                                    Number of Common       Percentage of Issued and
                                        Shares Beneficially    Outstanding Common Shares
                                        Owned                  (a)
-------------------------------------------------------------------------------------------
Can-Med Technology, Inc. doing
business as Green Diamond Corp.         5,608,566/(b)/            30.80%
-------------------------------------------------------------------------------------------
Phillip DeZwirek                        6,038,483/(c)/            32.69%
-------------------------------------------------------------------------------------------
Jason DeZwirek                          5,708,566/(d)/            31.18%
-------------------------------------------------------------------------------------------
Thomas W. Mills                           759,832/(e)/             4.80%
-------------------------------------------------------------------------------------------

_______________
Notes:
(a) Computed by dividing the number of shares beneficially held by each shareholder, including Common Shares and Common Shares underlying options and warrants exercisable within 60 days, by the total number of issued and outstanding Common Shares of the Company plus each shareholder's Common Shares underlying options and warrants exercisable within 60 days.
(b) Includes 2,804,283 Common Shares and 2,804,283 Common Shares underlying warrants exercisable within 60 days.
(c) Includes 2,804,283 Common Shares and 2,804,283 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 164,958 Common Shares and 164,958 Common Shares underlying warrants exercisable within 60 days held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Mr. Phillip DeZwirek.
(d) Includes 2,804,283 Common Shares and 2,804,283 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek, Mr. Jason DeZwirek's father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Mr. Jason DeZwirek.
(e) Includes 329,916 Common Shares and 329,916 Common Shares underlying warrants exercisable within 60 days. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Thomas Mills.

Each of the major shareholders listed above obtained his or its Common Shares effective August 31, 2001. There have been no other significant changes in the percentage ownership held by any of the above major shareholders prior to August 31, 2001, or after such date.

The following table discloses the geographic distribution of the holders of record of the Company's Common Stock as of October 30, 2002:

-------------------------------------------------------------------------------------------------
                    Number of        Number of Shares     Percentage of    Percentage of
Country             Shareholders                          Shareholders     Shares
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Canada              1,034            12,421,570           81.10%           80.64%
-------------------------------------------------------------------------------------------------
United States
(host country)        235             2,967,743           18.43%           19.27%
-------------------------------------------------------------------------------------------------
Australia               4                 1,166            0.31%            0.01%
-------------------------------------------------------------------------------------------------
Denmark                 1                     2            0.08%            0.00%
-------------------------------------------------------------------------------------------------
Botswana                1                13,333            0.08%            0.09%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Total               1,275            15,403,814             100%             100%
-------------------------------------------------------------------------------------------------

The Company may be indirectly controlled by Can-Med Technology Inc., which, as of October 31, 2002, held 2,818,878 shares of Common Stock of the Company (excluding warrants), representing approximately 18.30% of the Company's issued and outstanding shares of Common Stock as of October 31, 2002. The Company may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Can-Med Technology Inc. and Technapower Industries Corporation, held approximately 19.37% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2002. The Company may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Can-Med Technology Inc., held approximately 18.30% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2002. The Company is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control the Company. All of the shares of common stock held by Can-Med Technology, Inc. are attributed to both Phillip DeZwirek and Jason DeZwirek.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS SINCE MAY 10, 2000

The Company acquired API as of August 31, 2001. See Note 1(a) to the financial statements included in Part III, Item 17 of this Annual Report for a discussion of the acquisition of API. In connection with that transaction, the Company issued to the stockholders of API, in exchange for all of the outstanding stock of API, 6,500,000 units of the Company, each unit consisting of one common share and 1/2 of one Series A common share purchase warrant exercisable at $0.45 per share, expiring March 30, 2003 and 1/2 of one Series B common share purchase warrant exercisable at $0.75 per share, expiring September 30, 2003. As a result of the share exchange, the Company issued to (i) Can-Med Technology, which is 50.01% owned by Icarus Investments Corp., which is owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, 2,818,878 shares of common stock, 1,409,439 Series A warrants and 1,409,439 Series B warrants, (ii) Technapower Industries, a Company controlled by Phillip DeZwirek, 164,958 shares of common stock, 82,479 Series A warrants and 82,479 Series B warrants, and (iii) Thomas Mills, 329,916 shares of common stock, 164,958 Series A warrants and 164,958 Series B warrants.

On September 20, 2000, API signed a demand promissory note with Phillip DeZwirek, a principal shareholder of API, in the principal amount of $1,265,492, representing amounts due to Mr. Phillip DeZwirek from API. Mr. DeZwirek had advanced such amounts to API over time primarily as working capital loans. The note was subsequently (i) assigned to a third party and (ii) exchanged by that third party with the Company for a convertible note, convertible into that number of shares equal to, after issuance, forty-nine percent (49%) of the outstanding shares of API upon the date of conversion. The note was converted on July 1, 2001 into forty-nine percent (49%) of the outstanding shares of API. The shares were transferred to a limited number of investors in private transactions prior to the acquisition of API by the Company.

For the fiscal year ended May 31, 2002, aggregate amounts of $30,826 were paid by the Company to Kaboose.com Inc., a company of which Jason DeZwirek, the Chairman and Chief Executive Officer, a director and controlling shareholder of the Company, is an executive officer, director and controlling shareholder, for the design, development and maintenance of the Company's web-site.

The bank debt of API is guaranteed by Phillip DeZwirek and Thomas W. Mills. See
Note 6 to the financial statements included in Part III, Item 17 of this Annual Report.

See Item 6.B. for current compensation paid to officers and directors of the Corporation.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Financial Statements

See the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

Export Sales

Export sales did not constitute a significant portion of the Company's total sales volume as of May 31, 2002, the end of the Company's most recent fiscal year.

Legal or Arbitration Proceedings

As of the date of this Annual Report, there are no legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

Company Policy on Dividend Distributions

The Company does not intend to pay dividends in cash or in kind in the foreseeable future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

Significant Changes

No significant changes have occurred since May 31, 2002, the date of the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A(4).  PRICE HISTORY

Price History in the Canadian Market

The following table sets forth the reported high and low sale prices and, as applicable, the volume of trading of the Company's Common Shares, as adjusted to reflect a 1:3 consolidation of the Company's Common Shares effective September 10, 2001 and a 1:10 consolidation of the Company's Common Shares effective May 18, 1999, and as reported by the Canadian Dealing Network Inc. ("CDN") (prior to December 22, 2000) or the TSX Venture Exchange, formerly known as the Canadian Venture Exchange ("CDNX") (after December 22, 2000 through August 8, 2001), as applicable, for the periods indicated:

                                                                    Canadian $
                 Period                                    High            Low
                 ------                                    ----            ---
                 Past 6 Calendar Months/(a)/                Not
                 ---------------------------                ---
                                                     Applicable
                                                     ----------

                 Quarterly Data Since Q1 2000
                 ----------------------------
       2002:     Second Quarter (10/31/01)/(a)/ ..         1.50           1.29
                 First Quarter (7/31/01) .........         0.75           0.27

       2001:     Fourth Quarter (4/30/01) ........         1.38           0.75
                 Third Quarter (1/31/01)/(c)/ ....         2.28           1.38
                 Second Quarter (10/31/00)/(d)/ ..          N/A            N/A
                 First Quarter (7/31/00)/(d)/               N/A            N/A

       2000:     Fourth Quarter (4/30/00)/(d)/ ...        12.00           5.25
                 Third Quarter (1/31/00) .........        12.00           2.70
                 Second Quarter (10/31/99) .......         2.70           0.81
                 First Quarter (7/31/99) .........         1.20           0.75

       2002:     FYE 5/31/02/(b)/ ................       $ 1.50          $0.27
       2001:     FYE 4/30/01/(c,d)/ ..............         2.28           0.75
       2000:     FYE 4/30/00/(d)/ ................        12.15           0.75
       1999:     FYE 4/30/99: ....................        16.50           2.10
       1998:     FYE 4/30/98: ....................        72.00           6.00

(a) The Company's trading was halted on the CDNX as of August 8, 2001. The Company's Board of Directors has determined that it will not seek to re-establish trading of its Common Shares on the CDNX and requested to be delisted voluntarily from the CDNX.
(b) The Company's Common Shares ceased trading in Canada as of August 8, 2001. Accordingly, the information is for the period beginning May 1, 2001 and ending August 8, 2001.
(c) Beginning December 22, 2000, the date on which trading commenced on the CDNX.
(d) The Company's Common Shares were not traded in Canada from March 3, 2000 until December 22, 2000.

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

For the period from December 22, 2000 through August 8, 2001, the Common Stock of the Company was listed on the CDNX under the symbol "YIK" and CUSIP #461459109. The Company's trading was halted on the CDNX as of August 8, 2001, and its shares no longer trade on CDNX. This is a result of the fact that the Company's Board of Directors, based on business and timing factors, decided not to obtain pre-approval from the CDNX for its August 31, 2001 acquisition of API Electronics, Inc., which constituted a reverse take-over transaction requiring pre-approval. The Company's Board of Directors determined not to seek to re-establish trading of its Common Shares on the CDNX, and requested to be delisted voluntarily from the CDNX.

Price History in the United States Market

During the fiscal year ending April 30, 2001 and through September 7, 2001, while the Company's name was InvestorLinks.com Inc., the Common Stock of the Company was traded over-the-counter on the National Association of Securities Dealers OTC Bulletin Board ("OTCBB") under the symbol "IVLKF." On August 30, 2001, the Company's shareholders approved a change of the Company's name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001, when the Company filed Articles of Amendment in Ontario. On September 10, 2001, shares of the Company's Common Stock began trading on the OTC under the symbol "APIEF."

The following table sets forth the reported high and low bid prices of the Common Shares, as adjusted to reflect a 1:3 consolidation of the Company's Common Shares effective September 10, 2001 and a 1:10 consolidation of the Company's Common Shares effective May 18, 1999, and as reported by the NASD for the fiscal periods indicated (the Common Stock commenced trading on the OTCBB in February 1997). Such over-the-counter market quotations are based on closing prices and reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                           Period                                      High            Low
                           ------                                      ----            ---
                           Past 6 Calendar Months
                           ----------------------

       2002:               October ...........................      $  0.72         $ 0.51
                           September .........................         1.13           0.39
                           August ............................         1.79           0.91
                           July ..............................         2.98           1.14
                           June ..............................         3.18           2.59
                           May ...............................         2.81           2.30

                           Quarterly Data Since
                           --------------------
                           Q1 2001
                           -------

       Fiscal 2003:        Second Quarter (until 10/31/02)             1.12           0.47
                           First Quarter (8/31/02) ...........         3.98           0.91


       Fiscal 2002:        Fourth Quarter (5/31/02) ..........         3.48           2.30
                           Third Quarter (2/28/02) ...........         2.79           1.50
                           Second Quarter (11/30/01) .........         2.05           0.25
                           First Quarter (8/31/01) ...........         0.75           0.33

       Fiscal 2001:        Fourth Quarter (4/30/01) ..........        0.600          0.375
                           Third Quarter (1/31/01) ...........        3.844          0.750
                           Second Quarter (10/31/00) .........       10.125          3.750
                           First Quarter (7/31/00) ...........        8.718          3.375

       2002:               FYE 5/31/02 .......................         3.48           0.25
       2001:               FYE 4/30/01 .......................       10.125          0.375
       2000:               FYE 4/30/00 .......................        9.186          0.450
       1999:               FYE 4/30/99 .......................        13.11          1.500
       1998:               FYE 4/30/98 .......................        56.25          6.000

The Company's Common Stock is not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company's Common Stock is issued in registered form and the following information is taken from the records of Equity Transfer Services Inc. (located in Toronto, Ontario, Canada), the registrar and transfer agent for the Common Stock. The Company's Common Stock is not subject to any special restrictions on transfer.

As of October 30, 2002, the stockholders' list for the Company's Common Shares showed 1,275 registered stockholders and 15,403,814 Common Shares outstanding. Since a portion of the Company's Common Shares is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot estimate the total number of beneficial holders of its Common Shares. For the same reason the Company is unaware of how many of its outstanding Common Shares are held by United States residents. In accordance with Rule 12g5-1 of the

Securities Exchange Act of 1934, the Company's share register indicated, as of October 30, 2002, 235 stockholders having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 2,967,743 of the Company's issued and outstanding Common Shares, representing approximately 18.43% of the total issued and outstanding Common Shares as of such date.

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

Annual general meetings of the Company's shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 45). Special meetings of the Company's shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if a director, a Vice-President who is a director, or the board of directors. (Bylaws, Paragraph 46). Shareholders of record must be given notice of such special meeting not less than 33 days nor more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph
47). The Company's board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Paragraph 51). However, as a result of Ontario securities laws applicable to the Company, the record date must be no fewer than 30 and no more than 60 days prior to the meeting date. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company's directors, the Company's auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 50).

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

C.  MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company's group is a party, for the two years immediately preceding the publication of this Annual Report:

-------------------------------------------------------------------------------------------------------------------------
    Date                 Parties            Type              Terms and Conditions              Consideration
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
March 1, 2001        Company and George    Release           Mr. Stubos agrees to (i) fully    $35,000
                     Stubos                                  and completely release and
                                                             discharge any and all actions,
                                                             causes of actions, claims and
                                                             demands arising out of any and
                                                             all relationships with the
                                                             Company and (ii) allow the
                                                             Company to purchase for
                                                             cancellation 500,000 Common
                                                             Shares and cancel his option to
                                                             buy 90,000 Common Shares.

-------------------------------------------------------------------------------------------------------------------------
March 1, 2001        Company and           Release           Mr. Livadas agrees to (i) fully   $25,000
                     Christos Livadas                        and completely release and
                                                             discharge any and all actions,
                                                             causes of actions, claims and
                                                             demands arising out of any and
                                                             all relationships with the
                                                             Company and (ii) allow the
                                                             Company to purchase for
                                                             cancellation 500,000 Common
                                                             Shares and cancel his option to
                                                             buy 90,000 Common Shares.
-------------------------------------------------------------------------------------------------------------------------
March 1, 2001        Company, Frank        Release and       Kollar and Sierra Holdings        $209,000 to be paid
                     Kollar and Sierra     Consulting        Limited agree to (i) fully and    immediately at the time
                     Holdings Limited      Agreement         completely release and            of the Release and
                                                             discharge any and all actions,    $60,000 to be paid as
                                                             causes of actions, claims and     set forth in the
                                                             demands arising out of any and    Consulting Agreement.
                                                             all relationships with the
                                                             Company and (ii) allow the
                                                             Company to purchase for
                                                             cancellation 3,890,000 Common
                                                             Shares and cancel Mr. Kollar's
                                                             option to buy 290,000 Common
                                                             Shares.
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
June 19, 2001        Company and           Non-binding       Letter agreement confirming       None agreed upon at the
                     API Electronics,      Letter of         mutual understanding              time of the Letter.
                     Inc. ("API")          Intent            regarding the parties'
                                           Regarding         intention to complete
                                           Potential         negotiations and enter into a
                                           Business          formal agreement for the
                                           Combination       Company's purchase of API.
                                           of the
                                           Company and
                                           API
------------------------------------------------------------------------------------------------------------------------
June 26, 2001        Company and Taurus    Letter            Taurus agrees to act as the       . A work fee of
                                           Agreement         Company's exclusive               $15,000
                                           for financial     financial advisor with respect    . Reimbursement of
                                           advisor           to the potential acquisition of   certain out-of-pocket
                                           services          API for a period of four          costs
                                                             months commencing on the          . In the event of and
                                                             date of the letter.               upon completion of the
                                                                                               purchase of API,
                                                                                               250,000 broker
                                                                                               warrants for Units on
                                                                                               the same terms as
                                                                                               Units being issued to
                                                                                               purchase API
------------------------------------------------------------------------------------------------------------------------
June 26, 2001        Company and           Letter            Gilray, LLC agrees to execute a   . $18,000
                     Gilray, LLC           Agreement for     Certificate of Satisfaction       . Ownership of any and all
                                           settlement of     fully releasing IL Data           furniture abandoned by
                                           lease, dated      Corporation Inc. and/or the       tenant on the premises
                                           July 3, 2000,     Company from any further
                                           between Gilray,   responsibility under the lease.
                                           LLC and IL Data
                                           Corporation
                                           Inc., to
                                           commence August
                                           1, 2000 and
                                           terminate July
                                           31, 2003
------------------------------------------------------------------------------------------------------------------------
July 24, 2001        Company and           Release           Kirkwood agrees to release        Nil
                     Elizabeth J.                            45,000 stock options previously
                     Kirkwood                                granted by the Company.
------------------------------------------------------------------------------------------------------------------------
July 24, 2001        Company and Sandra    Release           Hall agrees to release 45,000     Nil
                     J. Hall                                 stock options previously
                                                             granted by the Company.
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
August 2, 2001       Company and James     Stock Option      Company granted Cassina options   At the date of the
                     C. Cassina            Agreement         to purchase up to 50,000 Common   agreement, market value
                                                             Shares at $0.45 per share, and    of the Common Shares was
                                                             up to 50,000 Common Shares at     $0.30.
                                                             $0.75 per share on or before
                                                             July 31, 2006.  The number of
                                                             shares and exercise prices
                                                             associated with the stock
                                                             options set forth reflect
                                                             post-consolidation numbers and
                                                             prices.
-------------------------------------------------------------------------------------------------------------------------
August 2, 2001       Company and Sandra    Stock Option      Company granted Hall options to   At the date of the
                     J. Hall               Agreement         purchase up to 50,000 Common      agreement, market value
                                                             Shares at $0.45 per share, and    of the Common Shares was
                                                             up to 50,000 Common Shares at     $0.30.
                                                             $0.75 per share on or before
                                                             July 31, 2006.  The number of
                                                             shares and exercise prices
                                                             associated with the stock
                                                             options set forth reflect
                                                             post-consolidation numbers and
                                                             prices.
-------------------------------------------------------------------------------------------------------------------------
July 27, 2001        InvestorLinks.com     Agreement and     The Company acquired all of the   6,500,000
                     Inc. and API          Plan of Merger    issued and outstanding shares     post-consolidation Units
                     Electronics, Inc.,                      of API Electronics, Inc. a        valued at $.40 per Unit.
                     et al.                                  Delaware corporation.             Each Unit consists of
                                                                                               one Common Share, 1/2 of
                                                                                               one Series A Common Share
                                                                                               purchase warrant exercisable
                                                                                               at $.45 for a period of
                                                                                               18 months from the date of
                                                                                               issuance and 1/2 of one
                                                                                               Series B Common Share
                                                                                               purchase warrant exercisable
                                                                                               at $.75 for a period of
                                                                                               two years from date of
                                                                                               issuance.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
August 31, 2001      API Electronics,      Agreement of      API Electronics, Inc. merges      Each share of common
                     Inc. and API          Merger            into API Acquisition Corp. with   stock of API Acquisition
                     Acquisition Corp.                       API Electronics, Inc. as the      Corp. outstanding on the
                                                             surviving corporation.            effective date of the
                                                                                               Agreement was cancelled
                                                                                               and no consideration was
                                                                                               paid with respect to any
                                                                                               such shares.  Each share
                                                                                               of common stock of API
                                                                                               Electronics, Inc., the
                                                                                               surviving corporation,
                                                                                               outstanding on the
                                                                                               effective date of the
                                                                                               Agreement, was (i)
                                                                                               exchanged with
                                                                                               InvestorLinks.com Inc.,
                                                                                               an Ontario Corporation
                                                                                               and the parent of API
                                                                                               Acquisition Corp.
                                                                                               ("IC"), for 33,163.27
                                                                                               shares of IC common
                                                                                               stock and A and B
                                                                                               warrants to purchase an
                                                                                               aggregate of 33,163.28
                                                                                               shares of IC common
                                                                                               stock and (ii) cancelled
                                                                                               immediately thereafter.
                                                                                               The surviving
                                                                                               corporation issued a new
                                                                                               certificate for 100
                                                                                               shares of common stock
                                                                                               to IC, which represented
                                                                                               all of the issued and
                                                                                               outstanding shares of
                                                                                               the surviving
                                                                                               corporation.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
August 31, 2001      Company and Phillip   Stock Option      Company granted options to        At the date of the
                     DeZwirek              Agreement         purchase up to 50,000 Common      Agreement, market value
                                                             Shares at $0.45 per share, and    of the Common Shares was
                                                             up to 50,000 Common Shares at     $0.78 per share.
                                                             $0.75 per share on or before
                                                             August 31, 2006.  The number of
                                                             shares and exercise prices
                                                             associated with the stock
                                                             options set forth reflect
                                                             post-consolidation numbers and
                                                             prices.
-------------------------------------------------------------------------------------------------------------------------
August 31, 2001      Company and Thomas    Stock Option      Company granted options to        At the date of the
                     W. Mills              Agreement         purchase up to 50,000 Common      Agreement, market value
                                                             Shares at $0.45 per share, and    of the Common Shares was
                                                             up to 50,000 Common Shares at     $0.78 per share.
                                                             $0.75 per share on or before
                                                             August 31, 2006.  The number of
                                                             shares and exercise prices
                                                             associated with the stock
                                                             options set forth reflect
                                                             post-consolidation numbers and
                                                             prices.
-------------------------------------------------------------------------------------------------------------------------
August 31, 2001      Company and Jason     Stock Option      Company granted options to        At the date of the
                     DeZwirek              Agreement         purchase up to 50,000 Common      Agreement, market value
                                                             Shares at $0.45 per share, and    of the Common Shares was
                                                             up to 50,000 Common Shares at     $0.78 per share.
                                                             $0.75 per share on or before
                                                             August 31, 2006.  The number of
                                                             shares and exercise prices
                                                             associated with the stock
                                                             options set forth reflect
                                                             post-consolidation numbers and
                                                             prices.
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
May 31, 2002         Company and           Share Purchase    The Company purchased the         The purchase price for
                     Philip Walter         Agreement         shares of Filtran Inc., Filtran   the shares of Filtran
                     White, Rose Mary                        Limited, Canadian Dataplex        Inc., Filtran Limited,
                     White, Coranne                          Ltd., and Tactron                 Canadian Dataplex Ltd.,
                     Adele White, Jane                       Communications (Canada) Limited   and Tactron
                     Murphy, Coreen                          from their shareholders.          Communications (Canada)
                     White, Derek White,                                                       Limited was $2,670,835
                     Gillian Pershaw,                                                          payable as follows:
                     Brian Kenneth                                                             $716,505 in cash and a
                     White, Edna Grace                                                         promissory note in the
                     Trepannier,                                                               principal amount of
                     Filtran Inc.,                                                             $1,954,270. The
                     Filtran Limited,                                                          promissory note bears
                     Canadian Dataplex                                                         interest at the rate of
                     Ltd., and Tactron                                                         5% per annum, calculated
                     Communications                                                            and payable
                     (Canada) Limited                                                          semi-annually. One-half
                                                                                               of the principal is due and
                                                                                               payable on May 31, 2003 and
                                                                                               the balance becomes due and
                                                                                               payable on May 31, 2004.
---------------------------------------------------------------------------------------------------------------------------
May 31, 2002         Company and Philip    Non-Competition   Philip Walter White, a            The Company paid Philip
                     Walter White          and               principal of the Filtran Inc.,    Walter White $325,712 as
                                           Confidentiality   Filtran Limited, Canadian         consideration for the
                                           Agreement         Dataplex Ltd., and Tactron        Non-Competition and
                                                             Communications (Canada)           Confidentiality
                                                             Limited agreed to                 Agreement
                                                             non-competition and
                                                             non-solicitation restrictions
                                                             for a term of five (5) years,
                                                             and permanent confidentiality
                                                             restrictions.
---------------------------------------------------------------------------------------------------------------------------
June 11, 2002        Company and Aton      Subscription      Aton Ventures Fund Ltd.           Aton Ventures Fund Ltd.
                     Ventures Fund Ltd.    Agreement         purchased from the Company in a   paid $235,000 in cash
                                                             private placement 100,000 units   for the units.
                                                             for $2.35 per unit, each unit
                                                             consisting of one share of
                                                             common stock of the Company and
                                                             one warrant to purchase one
                                                             share of common stock of the
                                                             Company, exercisable at $3.00
                                                             per share.
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
June 11, 2002        Company and Aton      Subscription      Aton Select Fund Ltd. purchased   Aton Select Fund Ltd.
                     Select Fund Ltd.      Agreement         from the Company in a private     paid $235,000 in cash
                                                             placement 100,000 units for       for the units
                                                             $2.35 per unit, each unit
                                                             consisting of one share of
                                                             common stock of the Company and
                                                             one warrant to purchase one
                                                             share of common stock of the
                                                             Company, exercisable at $3.00
                                                             per share.
---------------------------------------------------------------------------------------------------------------------------
June 14, 2002        Company and Syrah     Subscription      Syrah Invest Corp. purchased      Syrah Invest Corp. paid
                     Invest Corp.          Agreement         from the Company in a private     $705,000 in cash for the
                                                             placement 300,000 units for       units.
                                                             $2.35 per unit, each unit
                                                             consisting of one share of
                                                             common stock of the Company and
                                                             one warrant to purchase one
                                                             share of common stock of the
                                                             Company, exercisable at $3.00
                                                             per share.
---------------------------------------------------------------------------------------------------------------------------

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

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are Canadian $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of Canadian $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from Canadian $5 million to Canadian $150 million of gross assets, and indirect acquisitions are not reviewable.

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

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under any applicable tax treaty. For purposes of the ITA, the Common Shares of the Company will be taxable Canadian property to a non-resident holder unless the Common Shares are listed on a prescribed stock exchange. The Common Shares are not listed on a prescribed stock exchange.

In the case of a non-resident holder to whom Common Shares of the Company represent taxable Canadian property and who is a resident of the United States and not a former resident of Canada, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada within the meaning of the Treaty.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of Common Shares of the Company. This discussion does not address all potentially relevant federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Consequences" above).

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

US Holders

As used herein, a "US Holder" includes a holder of Common Shares of the Company who is a citizen or legal resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the United States.

A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

US Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.

Preferential tax rates for long-term capital gains are applicable to a US holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US holder that is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. A US holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A US Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, US Holders that hold Common Shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company. As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFIC which can have significant tax effects on US shareholders of foreign corporations. These rules do not apply to non-US. shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to US federal income taxation under one of two alternative tax regimes at the election of each such US shareholder (the deferred tax charge regime and the Qualified Election Fund "QEF" regime). The following is a discussion of these two alternative tax regimes as applied to US shareholders of the Company. Both regimes, however, may apply if the shareholder makes the QEF election after the first year in which it owned stock in the PFIC.

A US shareholder who elects in a timely manner (an "Electing US Shareholder") to treat the Company as a QEF, as defined in the Code, will be subject, under
Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the
Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing US Shareholder to (i) generally treat any gain realized on the disposition of his or her Common Shares (or deemed to be realized on the pledge of his or her Common Shares) as capital gain; (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Shareholder is not a corporation, such an interest charge would be treated as "personal interest" and not deductible at all in taxable years beginning after 1990.

The procedure with which a US shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the US shareholder's holding period in which the Company is a PFIC. If the US shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the US shareholder may make the QEF election by simply filing the appropriate documents at the time the US shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the US shareholder must elect to recognize
(i) (under the rules of ss.1291 (discussed below), any gain that he would otherwise recognize if the US shareholder sold his or her stock on the application date or (ii) if the Company is a controlled foreign corporation, the US shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. US shareholders should seriously consider making a new QEF election under those circumstances.

If a US shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Company is a PFIC (a "Non-electing US Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Common Shares and (ii) certain "excess distributions," as specially defined, by the Company.

A Non-electing US Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the US shareholder (other than years prior to the first taxable year of the Company during such US shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing US Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing US Shareholder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing US Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing US Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing US Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a US shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, US persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in US property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a US person who is or was a United States shareholder (as defined in the Code, a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.   STATEMENT BY EXPERTS

Not applicable.

H.   DOCUMENTS ON DISPLAY

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's executive offices located at 505 University Avenue, Suite 1400, Toronto, Ontario M5G 1X3.

I.   SUBSIDIARY INFORMATION

InvestorLinks.com, formed in 1997, is owned 100% by IL Data Corporation Inc., which is owned 100% by IL Data Canada Inc., which is owned 100% by the Company. Both IL Data Corporation Inc. and IL Data Canada Inc. are inactive. Effective August 31, 2001, the Company acquired API Electronics, Inc., of Hauppauge, New York as a wholly-owned subsidiary. Effective May 31, 2002, the Company acquired Filtran Group, consisting of (A) Filtran, Inc. of Ogdenburg, New York, and Canadian Dataplex Limited and Tactron Communications (Canada) Limited, both of Ottawa, Ontario, all of which are wholly-owned subsidiaries of the Company and
(B) Filtran Limited, of Ottawa, Ontario, an indirect subsidiary of the Company and a wholly-owned subsidiary of Tactron Communications (Canada) Limited.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.  The Company is a small business issuer.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no reportable events for Item 13.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

A. Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

As noted in Note 1(a) to the consolidated financial statements of the Company included with this Part III, Item 17 of the Annual Report, comparative figures for API for the years ended May 31, 2001 and May 31, 2000 have been presented because API is the deemed acquiring company in a reverse take-over of the Company by API effective August 31, 2001.

The financial statements, which follow were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in US dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 19 to the financial statements. The financial statements include the following:

     (i) Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the year ended May 31, 2002

     (ii) Auditors Report of Perry Colletti, CPA on the financial statements for the years ended May 31, 2001 and 2000

     (iii) Consolidated Balance Sheet at May 31, 2002 and 2001.

     (iv) Consolidated Statements of Operations and Deficit for the years ended May 31, 2002, 2001 and 2000.

     (v)   Statements of Cash Flows for the years ended May 31, 2002, 2001 and
           2000.

     (vi)  Summary of Significant Accounting Policies

     (vii) Notes to Consolidated Financial Statements

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------


To the Shareholders of
API Electronics Group Inc.

We have audited the consolidated balance sheet of API Electronics Group Inc. as at May 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards applicable in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

(signed) BDO Dunwoody LLP


Chartered Accountants

Toronto, Ontario
August 2, 2002

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------

To the Shareholders of
API Electronics Group Inc.

I have audited the balance sheet of API Electronics Group Inc. as at May 31, 2001 and the statements of operations and deficit and cash flows for each of the two years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards applicable in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2001 in accordance with accounting principles generally accepted in Canada.

(signed) Perry Colletti, CPA


Certified Public Accountant

Farmingdale, New York
July 14, 2001

================================================================================

                                                      API Electronics Group Inc.
                                                     Consolidated Balance Sheets
                                                       (Expressed in US Dollars)

May 31                                                         2002         2001
--------------------------------------------------------------------------------

Assets

Current
    Cash                                              $   1,408,637  $    41,073
    Accounts receivable                                   1,073,058      340,383
    Inventories (Note 2)                                  1,852,483    1,277,399
    Prepaid expenses                                         45,358       13,174
                                                      --------------------------
                                                          4,379,536    1,672,029
Capital assets (Note 3)                                   2,867,382      881,700
Goodwill (Note 4)                                           962,529       10,552
Intangible assets (Note 5)                                  325,712       -
                                                      --------------------------

                                                      $   8,535,159  $ 2,564,281
================================================================================

Liabilities and Shareholders' Equity

Current
    Bank indebtedness (Note 6)                        $     284,488  $   342,146
    Accounts payable                                        874,269      341,216
    Current portion of long-term debt (Note 7)            1,072,706       58,640
                                                      --------------------------

                                                          2,231,463      742,002
Future income tax liability (Note 8)                        530,000      -
Long term debt (Note 7)                                   1,299,125      229,550
Convertible promissory note (Note 9)                         -           902,422
                                                      --------------------------

                                                          4,060,588    1,873,974
                                                      --------------------------

Shareholders' equity
    Share capital (Note 10)                               4,642,007          100
    Paid in capital                                         770,790      770,790
    Deficit                                               (938,226)     (80,583)
                                                      --------------------------

                                                          4,474,571      690,307
                                                      --------------------------

                                                      $   8,535,159  $ 2,564,281
================================================================================

On behalf of the Board:


(signed) Jason DeZwirek                        Director
-------------------------------------------

(signed) Phillip DeZwirek                      Director
-------------------------------------------

================================================================================

                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)

For the years ended May 31                            2002          2001         2000
-------------------------------------------------------------------------------------
Sales                                         $  2,903,120  $  2,653,040  $ 1,786,864

Cost of sales                                    2,255,841     1,930,582    1,496,134
                                              ---------------------------------------

Gross profit                                       647,279       722,458      290,730
                                              ---------------------------------------

Expenses
    Business development                           501,583        -            -
    Selling                                        339,048       246,844      254,351
    General and administrative                     685,747       300,598      317,594
                                              ---------------------------------------

                                                 1,526,378       547,442      571,945
                                              ---------------------------------------

Operating income (loss)                           (879,099)      175,016     (281,215)
                                              ---------------------------------------

Other (income) expenses
    Other income                                   (75,565)      (13,719)      (2,862)
    Interest expense                                37,467        86,342       27,457
                                              ---------------------------------------

                                                   (38,098)       72,623       24,595
                                              ---------------------------------------

Income (loss) before income taxes                 (841,001)      102,393     (305,810)

Income taxes (Note 8)                               16,642           292       -
                                              ---------------------------------------

Net income (loss) for the year                    (857,643)      102,101     (305,810)

Deficit, beginning of year                         (80,583)     (182,684)     123,126
                                              ---------------------------------------

Deficit, end of year                          $   (938,226) $    (80,583) $  (182,684)
=====================================================================================

Earnings (loss) per share - basic (Note 14)   $      (0.08) $       0.02  $     (0.05)
=====================================================================================

================================================================================

                                                      API Electronics Group Inc.
                                                        Statements of Cash Flows
                                                       (Expressed in US Dollars)

For the years ended May 31                                    2002         2001        2000
-------------------------------------------------------------------------------------------
Cash was provided by (used in)

Operating activities
    Net income (loss) for the year                    $   (857,643)  $  102,101  $ (305,810)
    Adjustments to reconcile net income (loss)
        to net cash provided by operating
        activities:
           Amortization                                    150,138      120,132     108,243
           Capitalized interest                             -            38,673      -
           Changes in non-cash working capital
               balances (Note 11(a))                      (103,543)    (317,641)    (54,103)
                                                      -------------------------------------

                                                          (811,048)     (56,735)   (251,670)
                                                      -------------------------------------
Investing activities
    Purchase of capital assets                            (257,217)    (187,850)    (57,628)
    Business acquisition, net of cash acquired            (955,374)      -           -
                                                      -------------------------------------

                                                        (1,212,591)    (187,850)    (57,628)
                                                      -------------------------------------

Financing activities
    Cash acquired through reverse take-over,
        net of acquisition costs                         1,178,376       -           -
    Issue of share capital                               2,296,212       -           -
    Bank indebtedness repayments                          (112,200)      (5,083)    261,000
    Repayment of long term debt                            (58,575)     (12,422)     (8,444)
    Increase in long term debt                              87,390      222,000     100,000
                                                      -------------------------------------

                                                         3,391,203      204,495     352,556
                                                      -------------------------------------

Net increase (decrease) in cash for the year             1,367,564      (40,090)     43,258

Cash, beginning of year                                     41,073       81,163      37,905
                                                      -------------------------------------

Cash, end of year                                     $  1,408,637   $   41,073  $   81,163
===========================================================================================

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Nature of Business            API Electronics Group Inc.'s ("the Company")
                              business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisition and
    Name Change               On August 31, 2001, Investorlinks.com Inc. a
                              public company incorporated under the laws of the Province of Ontario, and API Electronics Inc.
                              ("API Electronics"), a private company
                              incorporated under the laws of the State of New
                              York, completed the business combination referred to in Note 1(a) to the financial statements.
                              Pursuant to Articles of Amendment dated September
                              10, 2001, the Company changed its name from Investorlinks.com Inc. to API Electronics Group
                              Inc. As stated in Note 1(a), the business combination has been accounted for as a reverse take-over of the Company by API Electronics.

                              On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada; and Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL and TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1
                              (b) to the financial statements.

Principles of Consolidation   The consolidated financial statements for the year
                              ended May 31, 2002 include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics and the Filtran Group. The financial statements for the year ended May 31, 2001 and 2000 are the accounts of API Electronics (the legal subsidiary).

Basis of Presentation         These consolidated financial statements have been
                              prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Revenue Recognition           Revenue is recognized when risk and title passes
                              to the customer, which is generally upon shipment of the product.

Inventory                     Raw materials are recorded at the lower of cost
                              and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets                Capital assets are recorded at cost less
                              accumulated amortization and are amortized using the straight-line basis over the following years:

                              Buildings                                        20 years
                              Computer equipment                                3 years
                              Computer software                                 3 years
                              Furniture and fixtures                            5 years
                              Machinery and equipment        Ranging from 5 to 10 years
                              Website development                               3 years

Goodwill Effective January, 2002, the Canadian Institute of Chartered Accountants issued new accounting standards relating to accounting for goodwill and other intangible assets acquired in business combinations. Goodwill is no longer required to be amortized, but is now subject to an annual test for impairment. Any impairment in the value of the goodwill is written off against earnings.

                              Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets             Intangible assets which have a finite life are
                              amortized over their estimated useful lives.

                              The non-compete agreement is amortized using the straight-line basis over 5 years.

Income taxes                  The Company accounts for income taxes under the
                              asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

Foreign Currency
    Translation               The consolidated financial statements are stated
                              in United States dollars, "the reporting currency". The transactions of the Company (the legal parent) have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                              The Filtran Group is a self-sustaining group whose primary economic environment is Canada and accordingly is translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet. There was no foreign exchange translation amount at year end as the Filtran Group was acquired May 31, 2002.

Accounting Estimates          The preparation of these consolidated financial
                              statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Advertising Costs             The Company's policy is to expense advertising
                              costs as incurred. Advertising expenses included in selling expenses is $14,535 (2001 - $12,767;
                              2000 - $13,157).

Stock-Based
    Compensation Plans        The Company has a stock-based compensation plan
                              which is described in Note 10(d). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

1.   (a)  Business Acquisition, Name Change and Share Consolidation

          On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrant exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchase warrant exercisable at $0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

          (i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

          (ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

          Prior to the acquisition, the Company ceased operations and became a public shell company whose principal asset was cash. The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

          Cash and cash equivalents                                    $  1,213,248
          Marketable securities                                               1,848
          Other current assets                                              122,305
          Capital assets                                                      3,559
          Current liabilities                                              (132,815)
                                                                       ------------

          Net assets acquired                                             1,208,145
          Less:  Cost of acquisition                                         34,872
                                                                       ------------

          Consideration attributed to share capital of shares issued   $  1,173,273

          Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company pre-business combination (Note 10(b)(ii)).

     (b)  Business Acquisition

          On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

1.   (b)  Business Acquisition - (continued)

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

          The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                                     $    101,623
          Current assets                                              1,204,202
          Capital assets                                              1,984,492
          Current liabilities                                          (507,256)
          Long-term liabilities                                        (217,690)
          Future income tax liabilities                                (530,000)
                                                                   ------------

          Fair value of tangible net assets                           2,035,371
          Non-compete agreement                                         325,712
          Goodwill                                                      962,529
                                                                   ------------

          Total cost of acquisition                                $  3,323,612
                                                                   ============


2.   Inventories

                                                             2002          2001
                                                     --------------------------

     Finished goods                                  $  1,232,246  $    866,799
     Work-in-process                                      123,442       151,500
     Raw materials                                        496,795       259,100
                                                     --------------------------

                                                     $  1,852,483  $  1,277,399
                                                     ==========================


3.   Capital Assets

                                                        2002
                                       ----------------------------------------

                                                      Accumulated      Net Book
                                               Cost  Amortization         Value

     Land                              $    394,127  $          -  $    394,127
     Buildings                            1,780,573       160,099     1,620,474
     Computer equipment                      38,063             -        38,063
     Computer software                       50,322             -        50,322
     Furniture and fixtures                  40,252         6,751        33,501
     Machinery and equipment              1,511,764       806,557       705,207
     Web site development costs              30,826         5,138        25,688
                                       ----------------------------------------

                                       $  3,845,927  $    978,545  $  2,867,382
                                       ========================================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------
3.   Capital Assets - (continued)

                                                          2001
                                        ----------------------------------------

                                                       Accumulated      Net Book
                                                Cost  Amortization         Value

     Land                               $    147,875  $          -  $    147,875
     Buildings                               465,060       137,320       327,740
     Furniture and fixtures                    6,751         6,751             -
     Machinery and equipment               1,101,000       694,915       406,085
                                        ----------------------------------------

                                        $  1,720,686  $    838,986  $    881,700
                                        ========================================

     Included in machinery and equipment is $133,362 (2001 - $42,001) of property held under capital leases.

     Depreciation and amortization expense amounted to $150,138 (2001 - $120,132, 2000 - $108,243). Of this amount $115,979 (2001 - $96,106, 2000 -
     $86,594) was included in cost of sales.

     The Company is the lessee of various computer equipment under a capital lease expiring in 2003. The assets and liabilities of capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 2002 and 2001.


4.   Goodwill

                                                              2002          2001
                                                      --------------------------

     Goodwill                                         $  1,015,289  $     52,760
     Less:  Accumulated amortization                        52,760        42,208
                                                      --------------------------

                                                      $    962,529  $     10,552
                                                      ==========================


5.   Intangible Assets

                                                              2002          2001
                                                      --------------------------

     Non-compete agreement (Note 1(b))                $    325,712  $          -
     Less:  Accumulated amortization                             -             -
                                                      --------------------------

                                                      $    325,712  $          -
                                                      ==========================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

6.    Bank Indebtedness

      API Electronics's bank indebtedness of $242,145 is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its directors. The bank indebtedness is due on demand and bears interest at prime plus 1/2%.

      The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 with the Bank of Nova Scotia. As at May 31, 2002 the Company has borrowed $42,343 (Cdn $65,000) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and unlimited guarantee from TCCL and a guarantee of Cdn $500,000 from CDL.


7.    Long Term Debt

                                                                                      2002             2001
                                                                             ------------------------------
      Promissory note payable to former shareholders of the
         Filtran Group, secured by a collatered mortgage on
         real property registered in Ontario and the issued
         and outstanding shares of the Filtran Group, repayable
         in two equal payment of Cdn $1,500,000 on May 31, 2003
         and May 31, 2004 plus interest at 5% per annum                      $   1,954,270  $        -

      Bank term loans, secured by machinery and
         equipment, repayable in monthly instalments of $4,621
         plus interest at rates varying from 7.75% to 10%                           95,145           55,917

      Loan payable, unsecured and non-interest bearing,
         repayable in monthly instalments of $1,000 (i)                             39,000          174,000

      Mortgages repayable, secured by real estate,
         repayable in blended monthly instalments of $3,737
         at interest rates of 6.75% and 8.75%                                      166,262          -

      Various equipment capital leases, with annual lease
         payments of $26,949 including interest at
         approximately 9%                                                          102,089           14,698

      Due to shareholder, non-interest bearing with no specific
         terms of repayment                                                         15,065           43,575
                                                                             ------------------------------

                                                                                 2,371,831          288,190
      Less:   Current portion                                                    1,072,706           58,640
                                                                             ------------------------------

                                                                             $   1,299,125  $       229,550
                                                                             ==============================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

7.    Long Term Debt - (continued)

      (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. During 2002, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at May 31, 2002 the Company's indebtedness amounted to $39,000.

      The long term debt repayable over the next five fiscal years is as follows:

                   2003                                   $      1,072,706
                   2004                                          1,117,270
                   2005                                             81,141
                   2006                                             66,346
                   2007                                             19,301

      Generally accepted accounting principles require disclosure of fair value of financial instruments. Fair value is the amount at which the instrument could be exchanged in a current transaction. Management has determined that there is no significant difference between the fair value and the carrying value of the long-term debt.


8.    Income Taxes

      The significant components of future income tax assets consists of the following:

                                                                                      2002              2001
                                                                             -------------------------------
      Future income tax assets
         Loss carrying forwards                                              $       368,000  $       65,000
         Capital assets                                                               33,000          -
                                                                             -------------------------------

                                                                                     401,000          65,000
                                                                             -------------------------------

      Future income tax liabilities
         Capital assets                                                             (445,000)         -
         Non-compete agreement                                                       (98,000)         -
                                                                             -------------------------------

                                                                                    (543,000)         -
                                                                             -------------------------------

      Valuation allowance                                                           (388,000)        (65,000)
                                                                             -------------------------------

                                                                             $      (530,000) $       -
                                                                             ===============================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

8.    Income Taxes - (continued)

      A reconciliation between income taxes provided at actual rates and at the basic rate of 40.29% (2001 - 28%, 2000 - 28%) for federal and provincial taxes is as follows:

                                                      2002        2001        2000
                                                 -----------------------------------
      Net loss                                   $  (841,001) $  102,393  $ (305,810)
                                                 ===================================
      Recovery of income tax at statutory
         rates                                   $  (339,000) $   29,000  $  (86,000)
      Increase in taxes resulting from:
         Non-deductible items and other               16,000           -           -
         Tax reassessments                            16,642         292           -
         Change in valuation allowance               323,000     (29,000)     86,000
                                                 -----------------------------------

         Provision for income taxes              $    16,642  $      292  $        -
                                                 ===================================

      The Company has non-capital losses of approximately $914,000 to apply against future taxable income. These losses will expire as follows:
      $114,000 in 2006 and $800,000 in 2009.

9.    Convertible Promissory Note

      On June 1, 1999, the principal shareholder of API Electronics to whom the Company owed $1,128,394 forgave interest due to him on his outstanding principal loan balance for the year ended May 31, 2000.

      For the year ended May 31, 2001, the Company paid interest on the shareholder's loan at 9% for the period from June 1, 2000 to September 20, 2000 in the amount of $38,673. On September 20, 2000 API Electronics signed a demand promissory note payable to the principal shareholder in the amount of $1,265,492. Under the demand promissory note, interest does not accrue on the unpaid balance unless and until there is an event of default. The principal shareholder assigned the note to a third party payee.

      On April 1, 2001 API Electronics issued a convertible note in exchange for the demand promissory note. Under the convertible note, the unpaid principal is due and payable April 1, 2006. Interest does not accrue on the unpaid balance unless and until there is an event of default. The outstanding principal, but not unpaid and accrued interest on this convertible note, if any, shall at the option of the payee, convert into that number of shares of common stock that equal, after the issuance, 49% of the then outstanding shares of the share capital of API Electronics on the date specified by the Payee by notice to API Electronics. The principal amount on the convertible note is $1,265,492. A component of the note, amounting to $363,070 has been recorded as other paid in capital and represents the value attributable to the convertibility feature of the note. This resulted in a debt discount in the same amount which is amortized over the term of the note and the amortization is included in interest expense.

      On July 1, 2001 the note was converted into 49% of the outstanding common shares of API Electronics.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

10.   Share Capital

      (a)  Authorized
               Unlimited special shares
               Unlimited common shares

      (b)  Issued Common Shares

                                                                       Number of
                                                                         Shares    Consideration
                                                                       -------------------------


           (i)   Pre-business combination for API Electronics
                 Balance at May 31, 1999 to May 31, 2001                      100  $         100
                 Issued upon the conversion of Note (Note 9)                   97        902,422
                                                                       -------------------------

                 Balance at August 31, 2001                                   197  $     902,522
                                                                       =========================

           (ii)  Pre-business combination for the Company
                 Balance at April 30, 2001                             13,179,020  $   2,985,416
                 Share consolidation (Note 1(a))                       (8,786,048)             -
                                                                       -------------------------

                 Balance at August 31, 2001                             4,392,972  $   2,985,416
                                                                       =========================

           (iii) Issued from date of reverse take-over
                 Share capital is comprised of the number of
                     issued and outstanding shares of the
                     Company and the stated capital of
                     API Electronics                                    4,392,972  $     902,522
                 Shares issued upon the reverse
                     take-over (Note 1(a))                              6,500,000      1,173,273
                 Shares issued upon exercise of stock options             210,000        125,707
                 Shares issued upon exercise of warrants                3,200,842      1,920,505
                 Shares issued upon exercise of broker warrants           500,000        250,000
                 Shares issued as finders fee                             100,000        270,000
                                                                       -------------------------

                                                                       14,903,814  $   4,642,007
                                                                       =========================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

10. Share Capital - (continued)

    (c) Warrants

        Common shares purchase warrants ("Warrants")

        As at May 31, 2002 the following Warrants are outstanding and exercisable:

                  Number           Share for  Exercise            Expiry
             Outstanding            Warrants     Price              Date
            ------------------------------------------------------------
                 226,667             1 for 1     $9.00    August 8, 2002
               1,649,579 Series A    1 for 1      0.45 February 28, 2003
               1,649,579 Series B    1 for 1      0.75   August 30, 2003

        The continuity of common share purchase warrants is as follows:

        Warrants outstanding, April 30, 2001                            226,667
        Issued
        - pursuant to advisory services                                 250,000
        - pursuant to business acquisition (Note 1a)
             - Series A                                               3,250,000
             - Series B                                               3,250,000
             - Series A - broker warrants                               125,000
             - Series B - broker warrants                               125,000

        Exercised
        - Re: Advisory services                                        (250,000)
        - Series A                                                   (1,600,421)
        - Series B                                                   (1,600,421)
        - Series A - broker warrants                                   (125,000)
        - Series B - broker warrants                                   (125,000)
                                                                     -----------
        Warrants outstanding, May 31, 2002                            3,525,825
                                                                     ===========

    (d) Stock Options

        As at May 31, 2002 the following options are exercisable, except as indicated, and outstanding:

                                      Number  Exercise            Expiry
             Issued to           Outstanding     Price              Date
            ------------------------------------------------------------
             Directors               150,000     $0.45   August 31, 2006
             Directors               150,000      0.75   August 31, 2006

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

10. Share Capital - (continued)

    (d) Stock Options - (continued)

        The continuity of stock options is as follows:

                                                                       Weighted
                                                           Number of    Average
                                                             Options      Price
                                                        ------------------------
        Options outstanding, April 30, 2001                123,667   $     7.08
        Cancelled                                         (113,667)        7.65
        Granted    - August 2001                           500,000         0.60
                   - April, 2002                            25,000         2.35
        Exercised                                         (210,000)        0.60
                                                        ------------------------
        Options outstanding, May 31, 2002                  325,000   $     0.73
                                                        ========================

11. Cash Flow Information

    (a) Changes in non-cash working capital are as follows:

                                                 2002         2001         2000
                                          --------------------------------------
        Accounts receivable               $     9,726   $  (74,096)  $  (36,449)
        Inventory                            (107,685)    (304,473)    (206,468)
        Prepaid expenses                       86,370       (5,215)      49,979
        Accounts payable                      (91,954)      66,143      138,835

                                          $  (103,543)  $ (317,641)  $  (54,103)


    (b) Supplemental Cash Flow Information

                                                 2002         2001         2000
                                          --------------------------------------
        (i)  Non-cash transaction
             Convertible promissory
               note converted into
               common stock               $   902,422   $        -   $        -
             Disposal of capital assets
               in settlement of
               equipment loan                 120,000            -            -
              Finders fee paid through
               issue of common shares         270,000            -            -
             Shares issued on business
               acquisition (Note 1(a))      1,173,273            -            -

        (ii) Cash paid for interest       $    37,467   $   86,342   $   27,457

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

12.  Related party Transactions

     (a) Included in capital assets are web site development costs in the amount of $30,826 (2001 - $Nil) paid to a company of which a shareholder of the company is a director.

     (b)  Included in consulting expenses are fees of $27,522 (2001 - $Nil, 2000
          - $Nil) paid to an individual who is a director and officer of the Company.

     These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.  Segmented Information

     (a) The Company's operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Since the Canada segment was acquired May 31, 2002 all revenues are derived from the United States segment.

                                                                      2002          2001
                                                              --------------------------
          Total Assets
              Property and equipment
                 United States                                $  1,209,281  $    881,700
                 Canada                                          1,658,101             -
              Goodwill
                 United States                                           -        10,552
                 Canada                                            962,529             -
              Other assets
                 United States                                   2,104,140     1,672,029
                 Canada                                          2,601,108             -
                                                              --------------------------
                                                              $  8,535,159  $  2,564,281
                                                              ==========================

     (b)  Major Customer

                                                              2002       2001       2000
                                                              --------------------------
          Revenue
              U.S. Department of Defence                        20%       22%        25%
              U.S. Department of Defence subcontractors         50%       44%        30%

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

14.  Per Share Data

     The weighted average number of shares issued and outstanding for the year ended May 31, 2002 was 10,742,248. The number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

     The effect of the exercise of outstanding options and warrants would be anti-dilutive.

     For comparative purposes, the May 31, 2001 and 2000 weighted average number of shares is 6,500,000, the actual number of shares issued to the legal subsidiary in the reverse takeover described in note 1(a).

15.  Financial Instruments

     As at May 31, 2002 and 2001 there were no significant differences between the carrying amounts and the fair values of these instruments.

     It is management's opinion that the Company is not exposed to significant interest rate, currency, or credit risk.

     Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

     Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue (Note 13), management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

16.  Commitments and Contingencies

     (a)  Rent

          The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2002.

                       2003                         $ 30,822
                       2004                           22,243
                       2005                            9,889

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002 and 2001
--------------------------------------------------------------------------------

16.  Commitments and Contingencies - (Continued)

     (b)  401(k) Plan

          During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2002, the Company incurred $30,157 (2001 - $17,425, 2000 - $15,341) as its obligation under the terms of the plan. Of this amount $30,157 (2001 - $17,425, 2000 -
          $15,341) has been charged to general and administrative expenses.

17.  Comparative Figures

     Comparative figures have been reclassified to conform with current year presentation.

18.  Subsequent Events

     On June 19, 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and entitles the holders to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement will be used for general working capital purposes and to fund ongoing acquisition activities.

19.  Generally Accepted Accounting Principles in Canada and the United States

     The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

     (a)  Portfolio Investments

          Under accounting principles generally accepted in Canada ("Canadian GAAP"), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments that are not held for trading purposes are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder's equity section of the balance sheet. Investments of $1,903 (2001 - $Nil) are included in prepaid expenses.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

19. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (b)  Stock Options

          Under US GAAP (FAS 123), stock options granted to non-employees are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The Company had no consultant options issued or outstanding.

          The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of 300,000 stock options outstanding to directors is less than the market value of the shares at the date granted, therefore, a compensation expense of $54,000 has been recognized for US GAAP purposes.

     (c)  Forgiveness of Interest on Shareholder Loan

          For the fiscal year ended May 31, 2000, the shareholder waived interest of $61,652 on his shareholder loan. Under US GAAP, forgiveness of interest is accounted for as a charge to income and a credit to paid up capital.

     (d)  Other Paid in Capital

          Under Canadian GAAP, convertible debentures have been segregated into a debt and equity component. Under US GAAP the convertible debentures would be shown as debt only and therefore would not include an equity component. As a result of the conversion of the convertible debt, there is no equity component.

     (e)  Recently Issued United States Accounting Standards

          In June 2001, the FASB issued FASB Statement No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

19. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (e)  Recently Issued United States Accounting Standards - (continued)

          SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

          In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Currently, the Company is assessing, but, has not yet determined how the adoption of SFAS No. 143 will impact its financial position and results of operation.

          In August 2001, the FASB issued Statement of Financing Accounting Standards No. 144 "Accounting Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". This statement clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment loss related to the carrying value of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

          In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44 and 46, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB 30 to determine whether or not it should be classified as an extraordinary item. Additionally the statement contains other corrections to authoritative accounting literature in SFAS No. 4, 44 and 46. The changes in SFAS No. 145 related to debt extinguishment become effective for fiscal years beginning after May 15, 2002, and the other changes were effective for all financial statements issued on or after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

19. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (e)  Recently Issued United States Accounting Standards - (continued)

          In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exists or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

     (f)  The impact of the foregoing on the financial statements is as follows:

                                                                           2002            2001
                                                                   ----------------------------

          Total assets Canadian GAAP                               $  8,535,159   $  2,564,281
          Unrealized gain on investments                                  3,192              -
                                                                   ----------------------------
          Total assets US GAAP                                     $  8,538,351   $  2,564,281
                                                                   ============================

          Total liabilities Canadian GAAP                          $  4,060,588   $  1,873,974
          Debt discount                                                       -        363,070
                                                                   ----------------------------
          Total liabilities per US GAAP                               4,060,588      2,237,044
                                                                   ----------------------------
          Shareholders' equity Canadian GAAP                          4,474,571        690,307
          Unrealized gain on investments in US GAAP                       3,192              -
          (Increase) in accumulated deficit US GAAP                    (115,652)       (61,652)
          Increase (decrease) in other paid in capital US GAAP          115,652       (301,418)
                                                                   ----------------------------
          Shareholders' equity US GAAP                                4,477,763        327,237
                                                                   ----------------------------
          Total liabilities and shareholders' equity US GAAP       $  8,538,351   $  2,564,281
                                                                   ============================

                                                            2002           2001           2000
                                                  ---------------------------------------------

          Net income (loss) per Canadian GAAP     $    (857,643)   $    102,101   $   (305,810)
          Compensation expense                          (54,000)              -              -
          Interest on shareholder loan                        -               -        (61,652)
                                                  ---------------------------------------------
          Net income (loss) US GAAP                    (911,643)        102,101       (367,462)
          Unrealized gain on investments                  3,192               -              -
                                                  ---------------------------------------------
          Comprehensive net income (loss)
              US GAAP                             $    (908,451)   $    102,101   $   (367,462)
                                                  =============================================
          Basic and diluted net income (loss)
              per share US GAAP                   $       (0.09)   $       0.03   $      (0.11)
                                                  =============================================
          Shares used in the computation of
              basic earnings (loss) per share        10,475,539       3,299,492      3,299,492
                                                  =============================================
          Shares used in the computation of
              diluted earnings (loss) per share      10,475,539       3,832,910      3,299,492
                                                  =============================================

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

          1.3 Special By-law Number 1 of A of Shediac Bay Resources, Inc. (the Company's predecessor) dated May 14, 1985/(1)/

          1.4 Articles of Amendment filed May 18, 1999 reflecting Name Change from TNK Resources Inc. to Opus Minerals Inc./(3)/

          1.5 Articles of Amendment filed July 25, 2000 reflecting Name Change from Opus Minerals Inc. to InvestorLinks.com Inc./(4)/

          1.6 Articles of Amendment filed September 6, 2001, effective September 10, 2001, reflecting Name Change from
                InvestorLinks.com Inc. to API Electronics Group Inc./(5)/

     2. Instruments defining rights of holders of equity or debt securities being registered:

          2.1   See Articles of Amalgamation described above in item 1.1./(1)/

          2.2   Specimen Common Share certificate/(1)/

          2.3 1995 Stock Option Plan and Board resolution defining rights of holders of Management Stock Options granted thereunder/(1)/

          2.4   Form of Share Purchase Warrant/(1)/

          2.5   Form of Agent's Compensation Warrant/(1)/

          2.6 See Consulting Agreement described below in item 3.21 for description of Consultant's Options/(1)/

     3.   Any voting trust agreements and any amendments to those agreements.

     4.   Material contracts:

          4.1 Republic of Botswana Prospecting License No. 142/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.2 Republic of Botswana Renewal Prospecting License No. 142/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.3 Republic of Botswana Prospecting License No. 143/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.4 Republic of Botswana Renewal Prospecting License No. 143/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.5 Republic of Botswana Prospecting License No. 144/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.6 Republic of Botswana Renewal Prospecting License No. 144/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.7 Republic of Botswana Prospecting License No. 145/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.8 Republic of Botswana Renewal Prospecting License No. 145/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.9 Republic of Botswana Prospecting License No. 146/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.10 Republic of Botswana Renewal Prospecting License No. 146/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.11 Republic of Botswana Prospecting License No. 147/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.12 Republic of Botswana Renewal Prospecting License No. 147/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.13 Republic of Botswana Prospecting License No. 148/93, dated September 8, 1993, in favor of TNK Resources Incorporated/(1)/

          4.14 Republic of Botswana Renewal Prospecting License No. 148/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.15 Republic of Botswana Prospecting License No. 149/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

          4.16 Republic of Botswana Renewal Prospecting License No. 149/93, dated October 22, 1996, in favor of TNK Resources
                Incorporated/(1)/

          4.17 Republic of Botswana Prospecting License No. 156/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

          4.18 Republic of Botswana Prospecting License No. 157/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

          4.19 Republic of Botswana Renewal Prospecting License No. 157/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation/(1)/

          4.20 Republic of Botswana Prospecting License No. 158/93, dated October 25, 1993, in favor of TNK Resources Incorporated/(1)/

          4.21 Republic of Botswana Renewal Prospecting License No. 158/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation/(1)/

          4.22 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Marunda Wahau Mining/(1)/

          4.23 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Alahan Panjang Minerals/(1)/

          4.24 Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Sungai Tembese Minerals/(1)/

          4.25 Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Buntok Maju Minerals/(1)/

          4.26 Contract of Work dated October 24, 1987 between the Government of the Republic of Indonesia and P.T. Tumbang Kuling Minerals/(1)/

          4.27 Assignment Agreement, dated September 16, 1994, between TNK Resources Inc. and 1096883 Ontario Limited/(1)/

          4.28 Agreement, dated September 26, 1994, between the persons shown as the 1096883 Ontario Limited Shareholders and Sommerset Industries Inc. and 1096883 Ontario Limited/(1)/

          4.29 Memorandum of Agreement, dated February 14, 1996, between P.T. Hutan Nauli and TNK Resources Inc./(1)/

          4.30 Memorandum of Agreement, dated March 26, 1996, between TNK Resources Inc. and 867323 Ontario Limited/(1)/

          4.31 Agreement, dated April 8, 1996, between P.T. Hutan Nauli and TNK Resources Inc./(1)/

          4.32 Letter agreement, dated April 15, 1996, between TNK Resources Inc. and Oil

          Springs Energy Corp./(1)/

4.33 Employment Agreement, dated May 1, 1996, between TNK Resources Inc. and Elizabeth J. Kirkwood/(1)/

4.34 Employment Agreement, dated May 1, 1996, between Midswana Diamond Exploration Corp. and Elizabeth J. Kirkwood/(1)/

4.35 Letter agreement dated May 24, 1996, between TNK Resources Inc. and P.T. Hutan Nauli/(1)/

4.36 Consulting Agreement, dated August 1, 1996, between TNK Resources Inc. and 1165953 Ontario Inc./(1)/

4.37 Memorandum of Agreement, dated November 15, 1996, between P.T. Hutan Nauli and TNK Resources Inc./(1)/

4.38 Prospecting Agreement (Area Agreement #1), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc./(2)/

4.39 Prospecting Agreement (Area Agreement #2), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc./(2)/

4.40 Prospecting Agreement (Area Agreement #3), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc./(2)/

4.41 Subscription Agreement, dated March 12, 1998 between TNK Resources Inc. and Monopros Limited/(2)/

4.42 Memorandum and Articles of Association of TNK Area 1 (Proprietary) Limited, dated February 11, 1998/(2)/

4.43 Memorandum and Articles of Association of TNK Area 2 (Proprietary) Limited, dated February 11, 1998/(2)/

4.44 Memorandum and Articles of Association of TNK Area 3 (Proprietary) Limited, dated February 11, 1998/(2)/

4.45 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 1 (Proprietary) Limited/(2)/

4.46 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 2 (Proprietary) Limited/(2)/

4.47 Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 3 (Proprietary) Limited/(2)/

4.48 Republic of Botswana Prospecting License No. 67/97, dated May 28, 1997, in favor of TNK Resources Incorporated, in favor of TNK Resources Incorporated/(2)/

4.49 TNK Resources Inc. Application for the Renewal of Prospecting Licence Nos. 142-149/93, Ghanzi District, dated August 12, 1998/(2)/

4.50 Republic of Botswana Prospecting License No. 93/98, dated September 29, 1998, in favor of TNK Resources Inc./(2)/

4.51 Agency Agreement, dated October 12, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc./(3)/

4.52      Form of Common Share Purchase Warrant dated as of October 12, 1999
          /(3)/

4.53 Letter Agreement, dated July 13, 1998, between Mountain Province Mining Inc. and Opus Minerals Inc./(3)/

4.54 Asset Sale Agreement, dated October 1998, between International Capri Resources Ltd. And TNK Resources Inc./(3)/

4.55 Letter Agreement, dated November 27, 1998, regarding Baffin Island Permit Applications./(3)/

4.56 Letter Agreement, dated December 1, 1998, regarding Services for Baffin Island Exploration and Development./(3)/

4.57 Letter Agreement, dated August 3, 1999, regarding Borden Peninsula, Baffin Island./(3)/

4.58 Letter Agreement, dated August 26, 1999, between Mountain Province Mining Inc. and Opus Minerals Inc./(3)/

4.59 Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and Termination./(3)/

4.60      Warrant to Purchase Common Shares of Stroud Resources Inc./(3)/

4.61 Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc./(3)/

4.62 Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. And Opus Minerals Inc./(3)/

4.63 Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. ("IRG") pursuant to which IRG will provide ongoing investor relations activities to the Company. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001./(4)/

4.64 Stock option agreement dated November 15, 1999 whereunder the Company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001./(4)/

4.65 Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike./(4)/

4.66 Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks.com in consideration for the allotment of issuance of 6,800,000 Common Shares of the Company./(4)/

4.67 Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002. /(4)/

4.68 Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company./(4)/

4.69 Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs. Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood. Mr. Livadas' agreement and stock option and grant were cancelled and forfeited by Release, dated March 1, 2001, between the parties. See Item 3.83 below. All agreements expired as of June 26, 2001, and the related options have lapsed./(4)/

4.70 Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp. ("Stockhouse") whereby Stockhouse subscribed for 1,500,000 Common Shares of the Company at the price of $2.25 per share in consideration for Stockhouse providing to the Company Services (as therein described) over a period of two years. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse./(4)/

4.71 Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the 1,500,000 Common Shares of the Company referred to above. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse./(4)/

4.72 Subscription Agreement effective August 8, 2000 between the Company and

          Ming Capital Enterprises Ltd./(4)/

4.73 Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of $3.00 on or before August 8, 2002./(4)/

4.74 Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent's employment was terminated effective May 31, 2001. The options expired August 29, 2001./(5)/

4.75 Stock Option Agreement dated June 26, 2000 granting Elizabeth J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood - See Exhibit 3.92 below)./(5)/

4.76 Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall - See Exhibit 3.93 below)./(5)/

4.77 Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below)./(5)/

4.78 Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001./(5)/

4.79 Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below)./(5)/

4.80 Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin's employment was terminated effective February 9, 2001. The options expired May 9, 2001./(5)/

4.81 Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) $2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2000, and the related stock options have lapsed. /(5)/

4.82 Release dated March 1, 2001 by George Mr. Stubos whereby Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $35,000./(5)/

4.83 Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $25,000./(5)/

4.84 Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 3,890,000 Common Shares and (iii) cancel his option to buy 290,000 Common Shares, in exchange for $209,000 to be paid by the Company immediately at the time of the Release and $60,000 to be paid as set forth in the Consulting Agreement./(5)/

4.85 Letter of Agreement for Web-site Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide web-site set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice./(5)/

4.86 Web-site Publisher Agreement dated June 11, 2001 with Engage, Inc. ("Engage") granting Engage the right to sell advertising space on the Company's web-site in exchange for Engage's agreement to pay the Company a royalty of 50% on all Net Advertising Revenue./(5)/

4.87 Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. ("API") dated June 19, 2001./(5)/

4.88 Letter Agreement dated June 26, 2001 with Taurus Capital Markets Ltd. as the Company's exclusive financial advisor with respect to the potential acquisition of API in exchange for (i) a work fee of $15,000, (ii) reimbursement of certain out-of-pocket costs and (iii) in the event of and upon completion of the purchase of API, 250,000 broker warrants for Units on the same terms as Units being issued to purchase API./(5)/

4.89 Letter Agreement dated June 26, 2001 for settlement of lease, dated July 3, 2000, between Gilray, LLC and IL Data Corporation Inc., to commence August 1, 2000 and terminate July 31, 2003 whereby Gilray, LLC agrees to execute a Certificate of Satisfaction fully releasing IL Data and/or the Company from any further responsibility under the lease in exchange for $18,000 and ownership of any and all furniture abandoned by tenant on the premises./(5)/

4.90 Release dated July 24, 2001 by Elizabeth J. Kirkwood agreeing to release 45,000 stock options previously granted by the Company./(5)/

4.91 Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the Company./(5)/

4.92 Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at Canadian $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in
          Part III, Item 17 of this Annual Report./(5)/

4.93 Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5)/

4.94 Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation for consideration of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one Common Share,1/2 of one Series A Common Share purchase warrant exercisable at $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B Common Share purchase warrant exercisable at $.75 for a period of two years from date of issuance./(5)/

4.95 Agreement of Merger, dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of common stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was
          (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. ("IC"), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation./(5)/

4.96 Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices
          - See Note 11(b) to the financial statements contained in Part III,
          Item 17 of this Annual Report./(5)/

4.97 Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices
          - See Note 11(b) to the financial statements contained in Part III,
          Item 17 of this Annual Report./(5)/

4.98 Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices
          - See Note 11(b) to the financial statements contained in Part III,
          Item 17 of this Annual Report./(5)/

4.99 Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders./(6)/

4.100 Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions./(6)/

4.101 Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000./(6)/

4.102 Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000./(6)/

4.103     Subscription Agreement dated June 11, 2002, between the Company and
          Aton

                 Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000./(6)/

     8.   Miscellaneous:

          8.1    List of Subsidiaries/(6)/

          8.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002./(6)/

          8.3 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002./(6)/

Footnotes to List of Exhibits:

(1) Incorporated by reference from the Company's Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997.

(2) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998.

(3) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999.

(4) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000.

(5) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 2001.

(6)  Filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 27th day of November, 2002.

                                          API ELECTRONICS GROUP INC.

                                          By:   /s/ Thomas W. Mills
                                                --------------------------------
                                                Thomas W. Mills, President

                                 CERTIFICATIONS

I, Jason DeZwirek, certify that:

1.       I have reviewed this Annual Report on Form 20-F of API Electronics
         Group, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

         c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    November 27, 2002                   /s/  Jason DeZwirek
                                            --------------------
                                            Signature

                                            Jason DeZwirek
                                            Chairman and Chief Executive Officer

I, Phillip DeZwirek, certify that:

1.     I have reviewed this Annual Report on Form 20-F of API Electronics Group,
       Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

       b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

       c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

       a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 27, 2002                    /s/  Phillip DeZwirek
                                          -----------------------
                                          Signature

                                          Phillip DeZwirek
                                          Vice Chairman, Chief Financial Officer
                                          and Treasurer

I, Thomas Mills, certify that:

1. I have reviewed this Annual Report on Form 20-F of API Electronics Group,
   Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

    c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  November 27, 2002   /S/  THOMAS W. MILLS
                         --------------------
                         Signature

                         Thomas W. Mills
                         President

   As filed with the Securities and Exchange Commission on November 27, 2002
                                                    Commission File No.: 0-29142
-------------------------------------------------------------------------------

                           API ELECTRONICS GROUP INC.

                                  ANNUAL REPORT
                                       On
                                    FORM 20-F

                                   ----------

                                  EXHIBIT INDEX

                                   ----------

                           API ELECTRONICS GROUP INC.

                           ANNUAL REPORT ON FORM 20-F

                               FILED EXHIBIT INDEX

   Exhibit
   Number                                Description
-------------       ------------------------------------------------------------

   4.99 Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders.

   4.100 Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of Canadian $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions.

   4.101 Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.

   4.102 Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000.

   4.103 Subscription Agreement dated June 11, 2002, between the Company and Aton Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.

   8.1              List of Subsidiaries.

   8.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   8.3 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.