Form 20-F
API ELECTRONICS GROUP INC
filed 2003-11-25
CIK 1022282

   As filed with the Securities and Exchange Commission on November 25, 2003
--------------------------------------------------------------------------------

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

     For the fiscal year ended May 31, 2003

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

                           Province of Ontario, Canada
               ---------------------------------------------------
                 (Jurisdiction of incorporation or organization)

            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
        -----------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
        ----------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

                         23,541,314 Common Shares as of
                                October 31, 2003
           ---------------------------------------------------------

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

                                     PART I
                                     ------


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for the two year period ended May 31, 2003, and the selected consolidated balance sheet data set forth below at May 31, 2003 and May 31, 2002 are derived from the consolidated financial statements of the Company included in Part III, Item 17 of this Annual Report, which consolidated financial statements have been audited by BDO Dunwoody LLP.

Note 1(a) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of API Electronics, Inc. ("API") in August 2001, and the accounting for the business acquisition. API is deemed to be the acquirer for Canadian generally accepted accounting principles ("Cdn. GAAP"). For US generally accepted accounting principles ("US GAAP"), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001, 2000 and 1999 for Cdn. GAAP and US GAAP included in the selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. The comparative financial statements of the Company included in Part III, Item 17 of this Annual Report include the financial statements of API for the fiscal year ended May 31, 2001, which have been audited by Perry Colletti, CPA. API has conducted operations for approximately twenty-one (21) years.

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

Note 1(c) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's purchase, through its wholly-owned subsidiary, TM Systems II, Inc. ("TM Systems") of the assets of TM Systems, Inc. (the "TM Systems Acquisition"), as of February 6, 2003. For Cdn. GAAP and US GAAP, the TM Systems Acquisition has been accounted for using the purchase method.

Because of the reverse take-over of the Company by API, the Selected Financial Data for Cdn. GAAP and US GAAP does not include any financial data for InvestorLinks.com Inc. ("InvestorLinks"), the Company's former name. Prior to the acquisition of the Company by API on August 31, 2001, the

Company closed its Internet website, then its primary business, and wrotedown all related assets to their estimated net recoverable amounts.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Part III,
Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

The information set forth in this Annual Report is current as of November 15, 2003, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

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

                                                          Fiscal Years Ended May 31
                                                                   Audited
                                        ----------------------------------------------------------
                                           2003        2002        2001        2000        1999
                                        ----------  ----------  ----------  ----------  ----------
Income Statement Data:
Net sales ............................  $    8,254  $    2,903  $    2,653  $    1,787  $    1,776
Income (loss) from operations ........        (572)       (933)        175        (281)       (121)
Net income (loss) ....................      (1,869)       (911)        102        (367)       (151)
Net income (loss) per common share ...       (0.10)      (0.09)       0.03       (0.11)      (0.05)
Balance Sheet Data:
Current assets .......................       6,982       4,383       1,672       1,328       1,092
Capital assets .......................       3,276       2,867         882         803         843
Goodwill and intangible assets .......       3,289       1,288          10          21          32
Total assets .........................      13,547       8,538       2,564       2,153       1,967
Current liabilities ..................       4,734       2,231         742         688         289
Long-term debt .......................         232       1,299       1,495       1,240       1,147
Future income tax liability ..........         248         530          --          --          --
Shareholders' equity .................  $    8,333  $    4,478  $      327  $      225  $      531

                      Selected Consolidated Financial Data
                           API Electronics Group Inc.
                   (formerly known as InvestorLinks.com Inc.)
                              Prepared Pursuant to
                Canadian Generally Accepted Accounting Principles
                -------------------------------------------------
                  (In thousands of US $, except per share data)

                                                        Fiscal Years Ended May 31
                                                                 Audited
                                        ----------------------------------------------------------
                                           2003        2002        2001        2000        1999
                                        ----------  ----------  ----------  ----------  ----------
Statement of Operations:
Net sales ............................  $    8,254  $    2,903  $    2,653  $    1,787  $    1,776
Income (loss) for operations .........        (572)       (879)        175        (281)       (121)
Net income (loss) ....................        (549)       (858)        102        (306)       (151)
Earnings (loss) per common share .....       (0.03)      (0.08)       0.02       (0.05)      (0.02)
Balance Sheet Data:
Current assets .......................       6,930       4,380       1,672       1,328       1,092
Capital assets .......................       3,276       2,867         882         803         843
Goodwill and intangible assets .......       3,289       1,288          10          21          32
Total assets .........................      13,495       8,535       2,564       2,153       1,967
Current liabilities ..................       4,734       2,231         742         688         289
Long-term debt .......................         232       1,299       1,132       1,240       1,147
Future income tax liability ..........         248         530          --          --          --
Shareholders' equity .................  $    8,281  $    4,475  $      690  $      225  $      531

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see Note 17 to the consolidated financial statements of the Company for its fiscal year ended May 31, 2003 included in Item 17 of this Annual Report.

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

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable

D.   RISK FACTORS

In the discussion below, unless the context requires otherwise, references to the Company shall include its subsidiaries, API, Filtran Group and TM Systems.

Uncertainties and Risk Factors

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On August 31, 2001, the Company completed an acquisition through which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API. As of May 31, 2002, the Company acquired Filtran Group, an affiliated group of companies that are suppliers of electronic components for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada. Effective February 6, 2003, the Company acquired the assets of TM Systems, Inc. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment, that are sold to military contractors with multi-national operations. Prior to August 2001, the primary business of the Company for the period beginning June 6, 2000 and ending August 31, 2001 was the operation of the Internet investment site www.InvestorLinks.com through its wholly-owned subsidiary IL Data Canada, Inc. ("IL"). The Company's website activities were effectively discontinued prior to April 30, 2001 and the related assets were sold during the fiscal year ended May 31, 2002. Prior to June 6, 2000, the Company had been engaged in developing and exploiting mineral properties. Because of the complete change in the Company's business resulting from the August 31, 2001 acquisition of API, the risk factors below focus only on the Company's semiconductor, microelectronic circuit, electronic component and related military equipment business activities since the acquisition of API. The risks of the Company's prior business activities are no longer relevant to the Company.

General Risks and Risks Relating to an Investment in the Securities of the
--------------------------------------------------------------------------
Company
-------

Stock Market Price and Volume Volatility

The market for the common stock of the Company has been volatile. The stock price is volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company's Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. Over the years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's Common Stock also can be expected to continue to be subject to significant volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's Common Stock in the United States, the market has limited liquidity and the stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

Stock Market Issues

The Company's Common Stock currently trades on the OTC Bulletin Board ("OTCBB") in the United States. The OTCBB is operated by NASDAQ. The Company intends to file an application to be quoted on the NASDAQ small cap market, as determined by and subject to approval of the Board of Directors. Unlike the OTCBB, the NASDAQ small cap market has corporate governance and other public interest standards, which the Company will have to meet. Such standards and regulations may restrict the Company's capital raising or other activities by requiring stockholder approval for certain issuances of stock, for certain acquisitions, and for the adoption of stock option or stock purchase plans. The Company also will have to provide proxy statements to shareholders for all shareholders meetings. The Company will have to adopt a Code of Ethics for its officers, directors and employees. In addition, to meet NASDAQ's newly adopted requirements, a majority of the members of the Company's Board of Directors will have to be independent directors as defined by NASDAQ. The Company will have to adopt a written audit committee charter. In addition, the audit committee will have to be composed of at least three (3) members, all of whom are independent as defined by NASDAQ, and under SEC Rule 10A-3(c), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three (3) years. One member of the audit committee must have specified employment experience in finance or accounting. The new rules become effective for small business filers such as the Company on July 31, 2005. Until that date, the Company would have to be in compliance with the current NASDAQ rules, which that small business issuers like the Company establish and maintain an audit committee of at least two members, a majority of which are independent. These rules would require the Company to have an audit committee composed of a majority of independent directors with a minimum of two members. Accordingly, the Company would have to appoint two independent directors to serve on its audit committee and one of its current audit committee members would have to resign, so that its audit committee would consist of a majority of independent directors. The Company does not meet either of these requirements. In order to attract independent directors, the Company will need to purchase directors and officers insurance, which is costly.

We May Have Increasing Difficulty to Attract and Hold Outside Board Members.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims which may be made against them in connection with their positions with publicly-held companies. Outside directors are becoming increasingly concerned with the availability of directors and officers liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors and officers liability insurance has recently become much more expensive and difficult to obtain than it had been. It has become increasingly more difficult for entities like the Company to attract and retain qualified outside directors to serve on its Board.

Reverse Stock Split

The Company's shareholders approved a reverse stock split of from up to a one
(1) for three (3) basis, to up to a one (1) for ten (10) basis at the Company's annual meeting in October 2003. The Company's management will determine the ratio for the reverse stock split within the numbers approved by the shareholders. The Company's management proposed the reverse stock split as a means to increase the price of the Company's stock sufficiently to enable the Company to qualify for listing on the NASDAQ small cap market. Although the reverse stock split is intended to increase the Company's stock price, the stock price may not increase proportionately to the reverse stock split and the Company's aggregate market value may decline. The Board of Directors will determine when and if the Company effects a reverse stock split.

Change of Domicile to Delaware

The Company's shareholders approved the Company's change of domicile to Delaware at the Company's annual meeting in October 2003. The Board of Directors will determine when and if the Company changes its domicile to Delaware. If the Company changes its domicile (reincorporates) to Delaware, the Company will become subject to United States ("US") federal and Delaware state corporate law. The Company will no longer be a foreign private issuer under the US securities laws and will become subject to the more extensive reporting requirements applicable to domestic US entities and, unless an exemption applies, the Company will be required to file an additional stock registration form with the United States Securities and Exchange Commission prior to such change of domicile. The Company's financial statements will be prepared in accordance with US GAAP. The Company expects to incur other certain expenses and other changes in legal requirements as a result of becoming a Delaware corporation, but believes such action is in the long term best interests of the Company.

Dilution Through Employee, Director and Consultant Options and Warrants

Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company has and intends in the future to grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its Common Stock as non-cash incentives. The Company has adopted a stock option plan expressly for this purpose. Subject to certain limitations, those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of the date of this Annual Report, the Company has granted outstanding options to purchase 100,000 Common Shares to employees, directors, and consultants, and has issued warrants to purchase 7,199,158 Common Shares to its directors. There have been proposals from lawmakers in the United States to require that options be expensed when issued, which could have a negative impact on the Company's financial statements with respect to the reconciliation between Canadian Generally Accepted Accounting Principals and GAAP, or if the Company changes its domicile to Delaware, with respect to its financial statements, which will be prepared in accordance with GAAP.

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

Directors and Assets Outside United States

Since certain of the Company's past directors and two of its current directors are domiciled outside of the United States, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside the United States, there may be difficulties in enforcing against such directors judgments obtained in United States courts. Also, because a significant portion of the Company's assets are located outside the United States, there may be difficulties in enforcing against the Company judgments obtained in United States courts. If the Company does not change its domicile to the United States, the same risks exist with respect to directors and assets outside of Canada.

Adjustments and Changes Resulting from Acquisitions

We have recently expanded our operations through strategic acquisitions, specifically, the Filtran Acquisition and the TM Systems Acquisition, and may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies into our operations or if integration is more difficult than anticipated, then we may experience disruptions that could harm our business. Some of the risks that may affect our ability to integrate acquired companies include those associated with:

     .    unexpected losses of key employees or customers of the acquired companies;
     . conforming the acquired company's standards, processes, procedures and controls with our operations;
     .    coordinating our new product and process development;
     . retaining management from the acquired companies, hiring additional management and other critical personnel; and
     . increasing the scope, geographic diversity and complexity of our operations.

We have raised the capital required to make such acquisitions from the sale of stock and options, which is dilutive to our stockholders.

Additionally, in the period following an acquisition, we will be required to evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

Integrating acquired organizations and their products and services may be difficult, expensive, time-consuming and a strain on our resources and our relationships with employees and customers and ultimately may not be successful.

Possibility of Good-Will Impairments

All public companies have been required to adopt Statement of Financial Accounting Standard No. 142 ("SFAS 142"), which changes the accounting for goodwill from an amortization method to an impairment-only approach. We early adopted this standard at the beginning of fiscal year 2002. Consequently, goodwill and other intangible assets with indefinite lives will no longer be amortized, while those intangible assets with known useful lives will continue to be amortized over their respective useful lives. At least annually, we are required to reassess whether there has been an impairment of goodwill in any one or more business units, which would, if we determine that an impairment exists, result in a charge to earnings and a reduction in goodwill on our balance sheet. Whenever we determine that there has been an impairment of good will or other intangible assets with indefinite lives, we will record an impairment loss equal to the excess of the carrying value of goodwill over its then fair value. The identification of intangible assets and the determination of the fair value and useful lives of goodwill and other intangible assets are subjective in nature and often involve the use of significant estimates and assumptions. The judgments made in determining the estimated useful lives assigned to each class of assets can significantly affect net income. The rules of SFAS 142 are complex and very restrictive. SFAS 142 is more restrictive than the previously followed SFAS 121. SFAS 142 uses a more restrictive approach than the prior method of determining impairment under GAAP.

Goodwill was acquired through the common share purchase of the Filtran Group (Filtran Limited, Filtran Inc., Canadian Dataplex Limited, and Tectron Communications(Canada) Limited) on May 31, 2002. It consists of proprietary designs, customer lists, distribution channels, and intellectual property. As at May 31, 2003, management has determined that there has been no impairment in the valuation of goodwill.

The value of intangible assets, including goodwill, is exposed to future adverse changes if we experience any declines in operating results or if any negative industry or economic trends or other factors in futures performance are below projections that we currently use in making estimates. The estimates that are used in the evaluation of goodwill and other intangible assets are consistent with the plans and estimates that we use to manage our business. If new products fail to gain market acceptance or if market projections are otherwise too big, revenue and other forecasts will not be achieved, and additional impairment charges to goodwill may be recorded as a result.

To the extent of the non-impaired goodwill and to the extent of any goodwill of any business that we acquire in the future, a future impairment could also affect our future results and balances in a similar way.

Certain Forward-looking Statements

This Annual Report (including the documents incorporated or deemed to be incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Annual Report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, the state of the international, federal, state and local regulatory environment, lack of demand for the Company's products and services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

Future Capital Needs

The Company may require additional funds for future capital expenditures. Adequate funds for these purposes, whether from additional financings, collaborative arrangements with other companies, or other sources, may not be available when needed or on favorable terms.

In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

Conflicts of Interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. The NASDAQ rules require that such matters be referred to the audit committee. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders

The Company's officers, directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold substantial amounts of the outstanding stock of the Company and as a result will have a controlling influence on (i) matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and (ii) the Company's management and affairs. However, these persons, acting alone, do not have sufficient numbers of votes to approve matters submitted to stockholders. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock. If the Company becomes listed on the NASDAQ small cap market, then the Company will become subject to NASDAQ's corporate governance rules which require, among other things, shareholder approval of (i) a number of related party transactions, (ii) certain stock issuances, and (iii) other corporate reorganizations. Accordingly, the Company will need to prepare a proxy statement that will be reviewed by the SEC disclosing material aspects of any such transaction and seek shareholder approval of the proposed transactions.

Accounting for Issuance of Stock Options

Under US GAAP (FAS 123), stock options granted to non-employees are recognized as an expense based on their fair value at the date of grant.

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. In 2002 the exercise price of 300,000 stock options outstanding to directors was less than the market value of the shares at the date granted, therefore, a compensation expense of $54,000 was recognized for US GAAP purposes. No options were granted during 2003.

If the Company issues a substantial number of options in any year, such issuance could have a negative affect on the Company's statement of operations and net income.

Risks Related to the Company's Primary Businesses - the Operation of API,
-------------------------------------------------------------------------
Filtran Group and TM Systems
----------------------------

Downturns in the Highly Cyclical Semiconductor Industry and/or the Electronic Component Industry Would Adversely Affect the Company's Operating Results and the Value of the Company

The semiconductor and electronic component industries are highly cyclical, and the value of the Company's business may decline during the "down" portion of these cycles. The markets for API's products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group's products depend upon continued demand in the telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The current downturn in the telecommunications industry has negatively affected Filtran Group's sales. The markets for TM Systems' products depend primarily upon continued demand within the military defense industry for its products, which include naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment.

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API and Filtran Group anticipate that their average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The Company competes in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than the Company has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with the Company may introduce competing products in the future. API, Filtran Group and TM Systems each has numerous competitors. Some of API's current major competitors include Microsemi Corporation (NASDAQ National Market Symbol "MSCC"), Semtech Corp. (NASDAQ:
"SMTC"), International Rectifier Corp. (NYSE: "IRF"), Knox Semiconductor, National Hybrid, Aeroflex Incorporated, and Skyworks Solutions. Filtran Group has numerous competitors. Some of Filtran Group's current major competitors include Pulse Engineering, a division of Technitrol (NYSE:TNL), Midcom Inc., Bel Fuse, Inc. (NASOAQ:BELFA and NASDAQ:BELFB), ATC Frost Magnetics, Inc. and Halo Electronics. TM Systems also has various competitors, including EMW, Leatherwood, S&W. The Company or any one of its subsidiaries may not be able to compete successfully in the future and competitive pressures may harm the financial condition and/or operating results of the Company.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company's performance. Such occurrences are beyond the Company's control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

The Company's contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to the Company for costs incurred plus a reasonable profit. If the Company experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price re-negotiation in accordance with US Government sole source procurement provisions.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company 's Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company's market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor and electronic component industries. The financial performance of the Company depends on its ability to design, develop, manufacture, assemble, test, market and support new products (which for API are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in the Company's product markets could have a material adverse effect on the Company or each of its subsidiaries' competitive position.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

     . Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;
     .    Delays in bringing new product equipment on-line;
     .    Delays in supplying products to our existing customers; and
     . Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company's manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company's operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

     .    timely and efficient completion of process design and development;
     . timely and efficient implementation of manufacturing and assembly processes;
     .    product performance;
     .    the quality and reliability of the product; and
     .    effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company's Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company's Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company's future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company's reliance upon protection of some of its technology as "trade secrets" will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company's trade secrets. Others may be able independently to duplicate or improve upon the Company's technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company's proprietary rights. Obtaining or protecting the Company 's proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company's failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company's operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company's inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company's business, financial condition and results of operations.

Variability of the Company's Manufacturing Yields May Affect the Company's Gross Margins

The Company's manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit's design and the Company's experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company's gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

     . defects in masks, which are used to transfer circuit patterns onto the Company's wafers;
     .    impurities in the materials used;
     .    contamination of the manufacturing environment; and
     .    equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

     .    impurities in the materials used;
     .    equipment failure; and
     . bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

     .    defects in subcontractors components;
     .    impurities in the materials used;
     .    equipment failure; and
     .    reliability of subcontractor.

Because a large portion of the Company's costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company's results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company's operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company's results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company's customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company's products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company's products or the estimated life cycles of the end products into which the Company's products are designed.

The Company's International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

     . changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;
     .    trade restrictions;
     .    local economic conditions;
     .    transportation delays;
     .    work stoppages;
     .    economic and political instability;
     .    changes in import/export regulations, tariffs and freight rates;
     .    difficulties in collecting receivables and enforcing contracts generally;
     .    currency exchange rate fluctuations;
     .    possibility of involvement in legal proceedings in a foreign country;
          and
     .    terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company's products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company's technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company's financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company's Manufacturing Efficiencies

The Company's manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company's manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company's operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting the Company's Materials, Parts, Equipment or Subcontractors May Impair the Company's Competitive Position.

Some of the Company's products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company's operating results and financial condition. The Company's operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company's business and operating results. In the event that any of the Company's subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Risks Related to Markets in Which Filtran Group Sells its Products - Telecommunications Industry

Filtran Group's primary market is the telecommunications industry. The telecommunications industry has experienced a substantial downturn over the past three years. As a result demand for Filtran Group's products from its customers in that industry has decreased. Decreased demand has had an adverse affect on Filtran's operating results and profitability. There can be no assurance that demand from Filtran Group's telecommunications customers will recover and if so, when. The average selling price for Filtran's products tend to decrease over their life cycle. In addition, the recent economic contraction has increased pressure on our customers to seek lower prices from their suppliers. As a result, Filtran's customers are likely to continue to demand lower prices from the Filtran group of companies. There also can be no assurance that Filtran Group can penetrate other markets to replace the decrease in purchase orders and the downward pressure in prices from its telecommunications customers.

Environmental Liabilities Could Adversely Impact the Company's Financial
Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company's manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company's manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fixed Costs May Reduce Operating Results If Our Sales Fall Below Expectations.

Our expense levels are based, in part, on our expectations as to future sales. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. Decreases in lead times between orders and shipments and customers' ordering practices could adversely affect our ability to project future sales. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could materially and adversely affect our operating results.

Potential Effects of System Outages

Risks are presented by electrical or telecommunications outages, computer hacking, viruses, or other general system failure. To try to manage our operations efficiently and effectively, we rely heavily on our internal information and communications systems and on systems or support services from third parties. Any of these are subject to failure. System-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows. In addition, insurance coverage for the risks described above may be unavailable or inadequate.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API, has held these positions since 1991, has been employed by API since 1981, is extremely familiar with all aspects of API's business, and has a proven track record of capable leadership. Jerome Rabinowitz, Vice President of Sales, has improved sales since he started with API in 1999. Similarly, Ian Bolt, Filtran Group's Marketing Manager, has been with Filtran Group since 1969 and Koang Eng Lim, its Chief Engineer, has been affiliated with Filtran Group since 1982. Walter Weiner and Irwin Shuldman were executive officers of TM Systems, Inc. for over 25 years. They joined the Company after the Company's acquisition of TM Systems, Inc.'s assets on February 6, 2003. Mr. Weiner was named TM's Vice President of Engineering, and Mr. Shuldman was named TM's Vice President of Sales. Each individual signed a one-year employment contract effective February 6, 2003. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company's success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Dependence on Recruiting and Retention of Sales and Customer Support and Technical Personnel

The future revenue growth of the Company will depend in large part on its ability to expand its sales force and its customer support capability. The Company may not be able successfully to manage the expansion of such functions or to recruit and train additional sales, consulting and client/customer support personnel. If the Company is unable to hire and retain additional sales personnel, it may not be able to increase its revenues to the extent necessary to ensure ongoing profitability. If the Company is unable to hire trained consulting and client/customer support personnel, it may be unable to meet client or customer demands. The Company is unlikely to be able to increase its revenues in the event it fails to expand its sales force or its consulting and client/customer support staff. The Company also needs to be able to retain and attract highly qualified technical personnel, and subject to similar risks if it fails to do so. Even if the Company is successful in expanding its sales force and client/customer support capabilities and its technical staff, such expansion may not result in revenue growth.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002 and 2003. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

While Filtran Group has been operating for over 30 years, it has experienced losses in some of its recent financial years, including its fiscal year ended August 31, 2000, for the nine months ended May 31, 2002, and the year ended May 31, 2003. Filtran Group's recent losses are the direct result of the downturn in the telecommunications industry, which has caused a decrease in demand for Filtran Group's products. Filtran Group is concentrating on developing sales from manufacturers of high-end equipment manufacturers; however, there can be no assurance that Filtran Group will be successful in such efforts. Filtran Group may continue to experience fluctuations in earnings and/or depressed earnings until the telecommunications industry recovers from its downturn and demand for products from that industry recovers, or until its sales efforts generate sufficient demand from customers in other industries. Filtran Group may also experience fluctuations in quarterly results as a result of other factors, including (i) the pace of development in its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors, and (iv) general economic conditions.

TM Systems has been in business for over 30 years and posted a net profit in its most recent period from the February 6, 2003 acquisition date to May 31, 2003. In addition, TM posted net profits in each of its fiscal periods ending December 31, 2002, 2001 and 2000. However, TM may experience fluctuations in earnings or experience losses if demand for the products, which is derived primarily from the defense industry, decreases. Other factors which may cause fluctuations in future quarterly results are (i) pace of development of its business, (ii) competition, (iii) retirement of key personnel, and (iv) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company's Common Stock, the Company's shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Terrorist Attacks, War and Other Acts of Violence May Negatively Affect Our Operations and Your Investment.

Terrorist attacks, such as the attacks that took place on September 11, 2001, wars, such as the current war in Iraq, and other acts of violence such as those that may result from the increasing tension in the Middle East and the Korean Peninsula, or any other national or international crisis, calamity or emergency, may result in interruption to the business activities of many activities, business losses and overall disruption of the U.S. economy at many levels. These events or armed conflicts may directly impact our physical facilities or those of our customers and suppliers. Additionally, these event or armed conflicts may cause some of our customers or potential customers to reduce the level of expenditures on their services and products that ultimately may reduce our revenue. The consequences of these reductions are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. For example, as a result of these events, insurance premiums for businesses may increase and the scope of coverage may be decreased. Consequently, we may not be able to obtain adequate insurance coverage for our business and properties. A "high" or "Orange" or "severe" or "Red" threat condition announced by the Homeland Security Advisory System or similar agency and any consequent effect on the transportation industry may adversely affect our ability to timely import materials from our suppliers located outside the United States or impact our ability to deliver our products to our customers without incurring significant delays. To the extent that these disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending, or our inability to effectively market our services and products, our business and results of operations could be harmed.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company's revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company's fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers' required delivery schedules. Because of the unique nature of the Company's manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

API Electronics Group Inc. (formerly InvestorLinks.com Inc.), incorporated in the Province of Ontario, Canada (the "Company"), completed an acquisition on August 31, 2001, by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. API Electronics, Inc. has been in business for approximately 20 years. As of May 31, 2002, the Company purchased the Filtran Group of companies, which companies are manufacturers of inductors, filters and transformers, primarily for the telecommunications industry, with manufacturing facilities in both Canada and the United States. The Filtran Group has been in business for over 30 years. As of February 6, 2003, the Company, through its wholly-owned subsidiary TM Systems, purchased the assets of TM Systems, Inc., which is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. TM Systems, Inc. had been in business for over 30 years. Prior to August 31, 2001, and since June 6, 2000 the Company had been primarily engaged in the business of a financial resource and directory portal provider on the Internet, through the operation of the Internet investment site www.InvestorLinks.com. That business was effectively closed down prior to the end of the fiscal year ending April 30, 2001 and the assets of that business were sold during the fiscal year ending May 31, 2002. Prior to September 7, 2001, and during the fiscal year ending April 30, 2001, the Company's name was InvestorLinks.com Inc. Prior to June 6, 2000, and during the fiscal year ended April 30, 2000, the Company's name was Opus Minerals Inc., and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting mineral properties.

The Company is a publicly traded company whose Common Shares (the "Common Stock" or the "Common Shares") trade in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." Previously, the Company's Common Stock traded on the Canadian Venture Exchange under the symbol "YIK," and on the NASD OTC Bulletin Board under the symbol "IVLKF." The Company voluntarily delisted from the TSX Venture Exchange, formerly known as the Canadian Venture Exchange, as of August 31, 2001. The Company intends to apply for listing on the NASDAQ small cap market, subject to the approval of, and at such time as determined by, the Board of Directors.

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company's legal name and commercial name is API Electronics Group Inc., and the legal and commercial name of its primary businesses and wholly-owned subsidiaries are API Electronics, Inc., the Filtran Group of companies consisting of Filtran Inc., Canadian Dataplex Ltd., Filtran Ltd. and Tactron Communications (Canada) Inc., and TM Systems II, Inc. The Company was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act. At the Company's annual shareholders meeting held on October 8, 2003, the Company's shareholders approved a change of the Company's domicile from Ontario to the State of Delaware. The Board of Directors will determine when and if the Company changes its domicile to Delaware.

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

On June 6, 2000, the Company acquired all of the shares of IL Data Canada, Inc. in exchange for 6,800,000 Common Shares of the Company at an attributed value of Canadian $1,700,000. IL Data Canada Inc. owned 100% of IL Data Corporation, Inc., which, through a series of transactions, owned and operated the investment website www.InvestorLinks.com. From June 6, 2001 through August 31, 2001, the Company's primary business was that of a financial resource and directory portal provider on the Internet. On July 25, 2000, the Company changed its name from Opus Minerals Inc. to InvestorLinks.com Inc. In connection with these transactions, the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "IVLKF." The Company no longer operates this website.

On August 30, 2001, the Company's shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation ("API") by the issuance of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one common share, 1/2 of one Series A common share purchase warrant exercisable at $.45 per share for a period of 18 months from the date of issuance, and 1/2 of one Series B common share purchase warrant exercisable at $.75 per share for a period of two years from date of issuance. The expiration date of these warrants has been extended for one year. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. Also on August 30, 2001, the Company's shareholders approved a change of the Company's name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001. On September 10, 2001, shares of the Company's Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board under the symbol "APIEF." As of August 31, 2001, the Company's primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API. Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report (see in particular Note 1(a) to the financial statements contained therein).

Effective May 31, 2002, the Company acquired the 100% of the shares of the Filtran Group of companies for $2,670,835. The purchase price was paid as follows: $716,565 in cash and a promissory note for $1,954,270. As part of the acquisition of the Filtran Group, the Company paid $325,712 in cash to Philip Walter White, the former principal of the Filtran Group of companies, for entering into a Non-Competition and Confidentiality Agreement with the Company. The Filtran Group of companies include Filtran Ltd., Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, which are wholly owned by the Company and Filtran Ltd., a wholly-owned subsidiary of Tactron Communications (Canada) Limited. Tactron Communications (Canada) Limited is a holding company for Filtran Ltd. The Filtran Group of companies are manufacturers of electronic components, particularly inductors, filters and transformers. Additional details regarding the Filtran Acquisition can be found in Item 17 of this Annual Report (see in particular Note 1(b) to the financial statements contained therein.

In early June 2002, the Company raised $1,175,000 through the sale of 500,000 units at $2.35 per unit. Each unit consisted of one share of common stock of the Company and one warrant to purchase one share of common stock exercisable at $3.00 per share. The Filtran Acquisition was the primary use of the proceeds of this offering.

Effective February 6, 2003, the Company through its wholly-owned subsidiary TM Systems, acquired the assets of TM Systems, Inc. for a purchase price consisting of (i) $1,500,000 paid in cash at closing, (ii) a promissory note in the principal amount of $1,475,652 bearing interest at the annual rate of 1.65% (the applicable federal rate at the closing date), due and payable one year from the date of the closing, and subject to adjustment if orders fall below a specified level, and (iii) certain earn-out payments equal to ten percent (10%) of the gross proceeds of future deliveries for the two-year period following the closing. As of October 31, 2003, TM Systems has made earn-out payments to TM Systems, Inc. of $23,000. The assets purchased by TM Systems include inventory, equipment, work-in-progress, contracts, orders, files, ledgers and furniture. Additional details regarding the TM System Acquisition can be found in Item 17 of this Annual Report (see in particular Note 1(c) to the financial statements contained therein).

TM Systems also assumed lease obligations for two separate premises [manufacturing facilities] located in Albertson, New York and Bridgeport, Connecticut from TM Systems, Inc. As of February 6, 2003, TM Systems also entered into one-year employment arrangements with Walter Weiner and Irwin

Shuldman, who were executive officers of TM Systems, Inc., to serve as executive officers of TM Systems for annual salaries of $100,000 each. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, alteration data communication and test equipment, and aircraft ground control equipment.

Contemporaneous with the TM Systems Acquisition, the Company raised $2,770,000 in capital through the sale of 6,925,000 units at $0.40 per unit. Each unit consisted of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock exercisable at $0.60 per share. The Company used the proceeds of the financing for the TM Acquisition.

Principal Capital Expenditures and Divestitures Since August 31, 2001

The following chart contains a description, including the amount invested, of the Company's principal capital expenditures and divestitures (including interests in other companies), since August 2001, the date of the Company's acquisition of API.


---------------------------------------------------------------------------------------------------------------------
Date            Parties                Type               Description of Capital             Amount Invested or
                                                          Expenditure or Divestiture         Divested
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
August 30,      Company, API           Agreement and      The Company acquired all           $2,600,000 invested
2001            Acquisition Corp.,     Plan of Merger     of the shares of API
                API Electronics,                          Electronics, Inc.
                Inc. and the
                Shareholders of
                API Electronics,
                Inc.
---------------------------------------------------------------------------------------------------------------------
May 31, 2002    Company, Filtran,      Share Purchase     The Company purchased all of       $2,670,835 consisting of
                Inc., Canadian         Agreement          the outstanding shares of          $716,565 in cash and a
                Dataplex Ltd.,                            Filtran, Inc., Canadian            promissory note for
                Tactron                                   Dataplex Ltd., Tactron             $1,954,270. The
                Communications                            Communications (Canada)            promissory note bears
                (Canada) Limited,                         Limited and Filtran Ltd.           interest at the rate of
                Filtran Ltd. and                                                             5% per annum, payable
                the shareholders                                                             semi-annually. One-half
                of Filtran, Inc.,                                                            of the principal was
                Canadian Dataplex                                                            payable on March 31,
                Ltd., Tactron                                                                2003 and the balance
                Communications                                                               becomes due and payable
                (Canada) Limited                                                             on March 31, 2004.
                and Filtran Ltd.
---------------------------------------------------------------------------------------------------------------------
May 31, 2002    The Company and        Non-Competition    Philip Walter White agreed to      $325,712 paid by the
                Philip Walter          and                non-competition and                Company to Philip Walter
                White                  Confidentiality    non-solicitation restrictions      White.
                                       Agreement          for a term of five (5) years
                                                          and permanent confidentiality
                                                          restrictions. Mr. White was the
                                                          primary principal of the
                                                          Filtran Group of companies.
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
February 6,     TM Systems, Inc.,      Asset Purchase     The Company, through its           TM Systems purchased the
2003            TM Systems II,         Agreement          wholly-owned subsidiary, TM        assets of TM Systems,
                Inc. and API                              Systems II, Inc. acquired the      Inc. for a purchase
                Electronics                               assets of TM Systems, Inc.         price consisting of (i)
                Group Inc.                                                                   a $1,500,000 cash
                                                                                             payment, (ii) a
                                                                                             promissory note in the
                                                                                             principal amount of
                                                                                             $1,475,651, bearing
                                                                                             interest at the annual
                                                                                             rate of 1.65% and due
                                                                                             and payable one year
                                                                                             from the closing date of
                                                                                             the purchase, subject to
                                                                                             adjustment if orders
                                                                                             fall below a specified
                                                                                             level and (iii) earn out
                                                                                             payments equal to 10% of
                                                                                             the gross proceeds of
                                                                                             future deliveries for
                                                                                             the two year period
                                                                                             following the closing
                                                                                             date of the purchase.
---------------------------------------------------------------------------------------------------------------------
February 6,     Walter Weiner, TM      Employment         TM Systems II, Inc. confirmed      Annual Salary of
2003            Systems II, Inc.       Letter             its employment of Walter Weiner    $100,000
                and API Electronics                       as an executive officer for a
                Group Inc.                                period of one year.
---------------------------------------------------------------------------------------------------------------------
February 6,     Irwin Shuldman, TM     Employment         TM Systems II, Inc. confirmed      Annual Salary of
2003            Systems II, Inc.       Letter             its employment of Irwin            $100,000
                and API Electronics                       Shuldman as an executive
                Group Inc.                                officer for a period of one
                                                          year.
---------------------------------------------------------------------------------------------------------------------
Fiscal Year     API Electronics,       Facility           API upgraded its manufacturing     Cost of $411,436
2003            Inc. and various       Improvements       facilities (machinery and
                contractors                               equipment and building).
---------------------------------------------------------------------------------------------------------------------
June 2003       Canadian Dataplex      Sale of land       Canadian Dataplex Ltd. sold        Net Proceeds of $108,186
                Ltd. and Buyer         and building       its land and building
---------------------------------------------------------------------------------------------------------------------

Descriptions of capital expenditures and divestitures of the Company occurring prior to August 31, 2001 are excluded because the activities of the Company prior to such time are not relevant to its current activities. As of the date of this Annual Report, there are no material capital expenditures or divestitures in progress.

With respect to API, there were no material capital expenditures or divestitures for the period beginning June 1, 2000 and ending August 30, 2001.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares since June 1, 2000.

B.   BUSINESS OVERVIEW

Business Overview - API Electronics, Inc., the Filtran Group of Companies and TM
--------------------------------------------------------------------------------
Systems
-------

API Electronics, Inc. - Operations, Activities and Products

Effective on August 31, 2001, subsequent to the end of the Company's fiscal year ending April 30, 2001, the Company completed its acquisition of API Electronics, Inc., a Delaware corporation, which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. From the time of the reverse take-over until the acquisition of the Filtran Group, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API.

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

API's principal markets consist of the government and military markets (approximately 53% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 47% of revenues) during the fiscal year ended May 31, 2003. The Company's customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektroniz, Racal, Ball Aerospace and the Defense Electronic Supply Center.

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

Additionally, API plans to invest in engineering and research and development to become more active in High Current/High Voltage devices and introduce a line of specialty power rectifiers. Offering foundry capabilities to other organizations needing manufacturing facilities will also serve to achieve API's goal of increased market penetration. API believes it is close to certification under Qualified Product List (QPL). Once it is certified, API plans to return to its previous QPL offerings and concentrate on achieving QPL status on other products. Also, the purchase of standard materials in volume will capitalize on discounted price points and support improved margins. QPL is a US Governmental standard that holds companies to exacting criteria (design, fabrication, assembly, and test processes).

Seeking better to communicate its capabilities to the industry as a whole, including customers, sales reps, and distributors, API has instituted a cost-effective sales and marketing program. Updated catalogs, brochures, line cards, and product lists are augmented by its website describing API and its capabilities. API seeks to improve its product sales in overseas markets through an increased emphasis on the part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Principal Markets in which API Competes

API's customers are located primarily in the United States, Canada, Israel, and certain countries that are members of the North Atlantic Treaty Organization. These are the primary markets in which API competes.

The geographical breakdown of revenue for API for the year ended May 31, 2003 is as follows (000's):

United States                           $      2,688            100%
                                        ============   ============

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

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API's industry and do not have a material effect on the Company's business. During the fiscal year ended May 31, 2003, the Company upgraded its manufacturing facilities, and as a result received certification that it is ISO 9001:2000 and AS 9100:2001 compliant. API is also in the process of obtaining MIL-PRF-19500 (QML-19500) and MIL-PRF-38534 (QML-38534) certification, which will allow the Company to be listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers ("DESC's"). This is in addition to the various microelectronic devices API presently supplies to U.S. DESC's. The United States Department of Defense regulates certification and qualification requirements of the Defense Electronics Supply Centers, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

Filtran Group of Companies - Operations, Activities and Products
----------------------------------------------------------------

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

Filtran was the first transformer manufacturer in Canada to produce surface mount devices (SMD's). Millions of these are in use all over the world. Because of the coplanarity requirements of SMD's the company has invested in automatic equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group's filters is in the ferrite core transformers for ADSL application by the telecommunications industry. By late 2002, inventory levels of this product had been exhausted and there was new demand for this product. The growth rate in this area is substantial and the Company expects this demand to continue in the foreseeable future; however, there is no expectation for overall demand in the telecommunications industry to return to 1999 levels. There is a smaller demand for filters in railway switching and signaling systems. The Company believes that Filtran Group is the only company in North America which still designs and builds filters for sale to others.

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

Filtran Group is ISO 9001-2000 certified, which enables it to design, manufacture and sell electronic components with the ISO 9001-2000 designation. This certification recognizes the product under one of the highest measure of quality standards for electronic components. This certification is an international measure and applies to products world-wide.

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

Principal Markets in which the Filtran Group Competes

Filtran's customers are located primarily in Canada and the US; however, it sells products to customers in a number of other countries.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2003 is as follows (000's):

United States                                      $      1,093              23%
Canada                                                    3,555              77%
                                                   ------------    ------------
Total                                              $      4,648             100%
                                                   ============    ============

There are two major markets for Filtran's products - telecommunications companies and high-end equipment manufacturers.

The breakdown of revenues for the Filtran Group for the year ended May 31, 2003 by industry of end users is as follows (000's):

High-end Equipment Manufacturers                    $      2,254           48.5%
Telecommunications Companies                               1,162             25%
Military and Defense                                         627           13.5%
Others                                                       605           13.0%
                                                    ------------   ------------
Total                                               $      4,648            100%
                                                    ============   ============

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

Filtran Group has always built products to "Best Commercial Standards" and generally has not manufactured products for either the military or entertainment markets. Many companies have proved by experience that it is not possible to build to more than one quality level in the same manufacturing facility. Manufacturing to military standards requires an administrative and overhead structure greater than can be provided by Filtran Group and still remain competitive in other market segments. The entertainment market uses large volumes but buys almost solely on the basis of price.

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

Marketing Channels

Filtran's principal markets are the United States and Canada. Filtran Group also sells products in a large number (over 30) of European and Asian countries. Filtran Group sells its products primarily through independent sales representatives and distributors. Over the past four (4) years, Filtran Group has invested in its website, which functions as a sales channel. Filtran Group also is focusing on strengthening its direct sales force. In the fiscal year ended May 31, 2002, Filtran Group hired an experienced internal sales representative and hired a chief engineer in the fourth quarter of the fiscal year ended May 31, 2003. Filtran Group does not use any special sales methods such as installment sales.

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

TM SYSTEMS - OPERATIONS, ACTIVITIES AND PRODUCTS
------------------------------------------------

TM Systems manufactures highly engineered products and systems for defense and aerospace applications. The Company's advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM Systems provides equipment and services that are purchased by military contractors for use by many countries, military forces and governments.

TM Systems supplies the defense sector with naval aircraft landing and launching equipment -- including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) -- flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

New Products

TM Systems has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Principal Markets in which TM Systems Competes

TM Systems' principal market is the military/defense industry. Acting as either as a Prime Contractor or Subcontractor, 100% of the company's sales are to this market. Its customers are all United States companies, most of which have foreign subsidiaries and divisions. TM Systems sells products to these companies and their foreign subsidiaries and divisions for use in products sold to many countries.

TM's customers are located primarily in the United States.

The geographical breakdown of revenues for TM Systems for the period from February 6, 2003 to May 31, 2003 is as follows (000's):

United States                           $        918            100%
                                        ============   ============

Seasonality

TM Systems' revenues and business are not, in general, seasonal.

Raw Materials

TM Systems purchases most of its raw materials on a purchase order basis from a number of vendors. Although TM Systems tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with TM Systems' customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although TM Systems seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause delivery problems.

Market Channels

TM Systems' marketing channels consist primarily of the use of an in-house sales manager with a one-person sales staff, and regional agents who act as independent contractors to TM Systems. TM Systems does not use any special sales methods such as installment sales.

Independence on Patents Licenses, Contracts and Processes

TM Systems is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company's business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in TM Systems industry and do not have a material effect on the company's business. TM Systems does, however, lack ISO-9002 certification. The company is currently upgrading its manufacturing facilities in order to become ISO 9002 compliant, and expects to receive certification prior to the end of fiscal year 2003.

A significant portion of TM Systems' sales is to military and aerospace markets, which are subject to the business risks of changes in governmental appropriations (Department of Defense) and changes in national defense policies and priorities. All of TM Systems' contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to the company for costs incurred plus a reasonable profit. If the company experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, it's operating results could be materially and adversely affected. Certain contracts are also subject to price renegotiation in accordance with US Government sole source procurement provisions.

US and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: US and international military budget constraints and determinations; US congressional and international legislative body discretion; US and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in US and international government procurement timing, strategies and practices; and the general state of world military readiness and deployment.

Revenue Breakdown

Set forth below is a breakdown of the Company's revenues by business and by geographical market for the fiscal years ended May 31, 2003, May 31, 2002, and May 31, 2001.

     For the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001
     ----------------------------------------------------------------------

Revenues by Category of Activity:

                                   2003           2002/(1)/           2001/(1)/
--------------------------------------------------------------------------------
API's Activities               $ 2,688,000      $ 2,903,000          $ 2,653,000
--------------------------------------------------------------------------------
Filtran Group's Activities     $ 4,648,000
--------------------------------------------------------------------------------
TM Systems Activities          $   918,000
--------------------------------------------------------------------------------
Total Revenues                 $ 8,254,000      $ 2,903,000          $ 2,653,000
--------------------------------------------------------------------------------

Revenues by Geographic Market:

--------------------------------------------------------------------------------
United States                  $ 4,699,000      $ 2,903,000          $ 2,258,000
--------------------------------------------------------------------------------
Other                          $ 3,555,000      $         0          $   395,000
--------------------------------------------------------------------------------
Total Revenues                 $ 8,254,000      $ 2,903,000          $ 2,653,000
--------------------------------------------------------------------------------

(1) Does not include the Filtran Group of companies because such companies were acquired as of May 31, 2002 or TM Systems because that entity acquired the assets of TM Systems, Inc. as of February 6, 2003.

Closure of US Operations and Decline in Revenues of IL Data Canada, Inc.

The InvestorLinks.com website was not able to generate sufficient revenues to warrant expenses incurred by the Company in maintaining the website in the manner it was initially maintained. The Company closed down the website operations prior to the end of the fiscal year ended April 30, 2001, and sold the assets of that business during the fiscal year ended May 31, 2002.

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

The corporate office of Filtran Inc., a company incorporated under the laws of the State of New York, is located at 102 Ford Street, Bldg. 5A, Ogdensburg, NY 13669. The corporate office of Filtran Ltd., a company incorporated under the laws of Ontario, is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. The corporate office of Canadian Dataplex Ltd., a company incorporated under the federal laws of Canada, is located at the same address as Filtran Ltd. in Nepean, Ontario. The corporate office of Tactron Communications (Canada) Limited, a company organized under the laws of Ontario and which is the holding company for Filtran Ltd., is located at 3 Elenor Drive, Nepean, Ontario K2E 6A3. The Company holds 100% ownership interest and voting power of Filtran Inc., Canadian Dataplex Ltd. and

Tactron Communications (Canada) Limited. Tactron Communications (Canada) Limited owns 100% ownership interest and voting power of Filtran Ltd. Tactron Communications (Canada) Limited is a holding company for Filtran Ltd. and does not have operations.

TM Systems, a Delaware corporation, has facilities located at 830 Willis Avenue, Albertson, New York 11507, and 345 Railroad Avenue, Bridgeport, Connecticut 06604. The Company holds 100% of the ownership interest and voting power of TM Systems.

D.   PROPERTY, PLANTS, AND EQUIPMENT

The Company has four manufacturing facilities. The following is the Company's utilization capacity at each plant as at May 31, 2003:

API Electronics, Inc.                        Hauppauge, NY                   80%
Filtran Limited                              Nepean, Ontario                 70%
Filtran Inc.                                 Ogdensburg, NY                  50%
TM Systems                                   Bridgeport, CT                 100%

The executive offices of the Company and its subsidiary, API Electronics, Inc. are located in leased facilities at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The Company's wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet its present needs and its needs in the foreseeable future. All of API's products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company's knowledge, except as generally described in Item 3D of this Annual Report above, there are no environmental issues that may affect the Company's utilization of the assets located at this manufacturing facility.

The executive offices for Filtran Ltd. and Canadian Dataplex are located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Ltd. owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Filtran Ltd. received a Certificate of Approval (Air) from the Ministry of the Environment for atmospheric emissions sources at its facility at 229 Colonnade Road. To the Company's knowledge, except as generally described above, there are no environmental issues that may affect the Company's utilization of the assets located at this manufacturing facility. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Ltd. and Canadian Dataplex and their needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the "purchase" of this facility. As of August 31, 2003, the outstanding principal balance on the note evidencing such financing was $89,137. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran, Inc. and its needs in the foreseeable future.

TM Systems, Inc. has two leased facilities located at 830 Willis Avenue, Albertson, New York 11507 and 345 Railroad Avenue, Bridgeport, Connecticut 06604. The Albertson facility is approximately 2,000 square feet and is used primarily for warehousing. The rent for these premises is $22,500. The plant in Bridgeport is approximately 2,500 square feet and is used primarily for the manufacture of glide slope indicators and stabilized platform systems. The rent for this facility is $27,600. There are no environmental issues at TM System's facilities that management is aware of. The Company believes that these plants are sufficient to meet the present needs of TM Systems and the needs of TM Systems for the foreseeable future.

During the fiscal year ended May 31, 2003, API upgraded its manufacturing facility in Hauppauge, New York, and has invested more than $400,000 in its building and equipment. As of the date of this Annual Report, the Company does not have any other material plans to construct, expand, or improve its facilities or the facilities of its subsidiaries.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS (IN US$)

A.   OPERATING RESULTS

Acquisition of API Electronics, Inc.

Effective on August 31, 2001, the Company completed its acquisition of API, a Delaware corporation, which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. At the time of the reverse take-over until the acquisition of the Filtran Group, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications.

Note 1(a) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company's acquisition of API on August 31, 2001, and the accounting for the business acquisition. API is deemed to be the acquiror for Canadian generally accepted accounting principles ("Cdn. GAAP"). For US generally accepted accounting principles ("US GAAP"), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001, 2000, and 1999 for Cdn. GAAP and US GAAP included in the Company's selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. The comparative financial statements of the Company included in Part III, Item 17 of this Annual Report include the financial statements of API for the fiscal year ended May 31, 2001 which has been audited by Perry Colletti, CPA. API has been in operations for approximately twenty years.

Acquisition of the Filtran Group

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

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Filtran Acquisition of the outstanding shares of Filtran, Inc., Filtran Ltd., Canadian Dataplex Limited and Tactron Communications (Canada) Limited as of May 31, 2002. For Cdn. GAAP and US GAAP, the Filtran Group acquisition has been accounted for using the purchase method.

Acquisition of Assets of TM Systems, Inc.

Effective February 6, 2003, the Company through its wholly-owned subsidiary, TM Systems, acquired the assets of TM Systems, Inc., a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. As part of the asset purchase, TM Systems assumed the leases for two facilities operated by TM Systems, Inc., one located in Albertson, New York and the other in Bridgeport, Connecticut.

Note 1(c) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the TM Systems Acquisition of the assets of TM Systems, Inc., as of February 6, 2003. For Cdn. GAAP and US GAAP, the TM Systems acquisition has been accounted using the purchase method.

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, the Company ceased operations of the InvestorLinks.com website. During the three-month period ending July 31, 2001, the Company closed down its US operations, terminated the employment of all US employees, and transferred the Company's US assets to Canada. The assets of the website, which constituted the Company's prior business, were disposed of during the fiscal year ended May 31, 2002.

Results of Operations

Overview

The Company is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. API is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base.

The Company's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, the Company acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a global supplier of high quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens the Company's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. In February 2003, the Company acquired certain assets (contracts in progress, inventory, machinery and equipment and intangibles) of TM Systems Inc. and commenced business as TM Systems II Inc. In business for over 30 years, TM Systems supplies the defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The acquisition expands the Company's core-military and defense-related electronics business.

The Company's objectives are to seek long-term stable growth for all of its operating segments (API, Filtran Group, and TM Systems) through continuous capital investment, employing today's production methods and technologies, and by demanding uncompromising quality control.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal year periods ended May 31, 2003 and 2002.

Sales Revenue

The Company continued to record strong sales growth in fiscal 2003. Sales increased by 184.3% to $8,253,541 from $2,903,120 posted in 2002. The growth during the period was attributed to the Filtran Group and TM Systems' sales revenue in the amount of $4,647,361 and $918,117 respectively. This was offset by a decrease in the API's sales revenue from $2,903,120 to $2,688,063. The API sales decrease is substantially all volume-related as it lost certain government contracts in 2003 due to supply problems. API has now upgraded its manufacturing standards through extensive plant and equipment renovations and is now compliant with ISO 9001:2000 and AS 9100:2001. This will enable API to maintain itself on all pre-qualification lists necessary to contract with the United States Electronic Defense Supply Center. It is expected that revenue will return to the $2.9M to $3.0M range in fiscal 2004. Fiscal 2003 is the initial year whereby the operations of the Filtran Group (a full year) and TM Systems (from February 6, 2003 to May 31, 2003) are reflected in the Company's consolidated operations.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 76.6% of sales in 2003 compared to 77.7% of sales in 2002. Accordingly, the gross margin for 2003 period of 23.4% was in line with the 22.3% gross margin in the 2002 period. Individual subsidiary company's products saw varying gross margins:

API Electronics Inc. (API)                    8.4%
Filtran Group                                26.6%
TM Systems                                   50.9%

The decrease in API's gross margin is attributed primarily to a write-down of inventory in the amount of $399,000. If the effects of the inventory write-down are removed, API's gross margin would have been 23.2%, which is more in line with its historical gross margins. It is expected that API's gross margin will return to the 22% to 24% range in fiscal 2004.

In light of the Company's acquisitions in 2003, consolidated gross margins are expected to improve to the 26%-30% range in 2004.

The Company was able to improve its gross margin percentage during the 2003 period, despite competitive pressures, through ongoing cost reduction initiatives.

Selling Expenses

Selling expenses increased to $666,138 for the year ended May 31, 2003 from $339,048 for the year ended May 31, 2002. As a percentage of sales the 2003 selling expenses came in at 8.1%, an improvement over the 11.7% posted in 2002. The improvement is attributed primarily to sales salaries, which are a fixed cost, coming in at 3.9% of sales ($320,020) compared to sales salaries in 2002 coming in at 6.4% of sales ($184,813).

General and Administrative Expenses

General and administrative expenses increased to $1,478,776 for 2003 from $685,747 incurred during 2002. As a percentage of sales, the 2003 general and administration expenses were 17.9% compared to 23.6% in 2002.

Several components of general and administrative expenses saw increases as a direct result of the Company's status as a public company and the acquisition of API. Professional fees of $301,117 (2002 - $94,747), and press releases, shareholder information and annual meeting of $56,104 (2002 - $9,070) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group and the fiscal 2003 acquisition of TM Systems resulted in increased general and administrative expenses for the Company. Several components saw increases as follows: Office salaries - $252,369 (2002 - $121,634), officer salaries - $203,437 (2002 - $91,000), consulting - $95,037
(2002 - $50,846), rent - $32,841 (2002 - $11,488), telephone - $56,545 (2002 -
$26,918), office supplies and expense - $56,567 (2002 -$32,903) and travel $23,480 (2002 - $3,780).

In addition, amortization included in general and administrative expenses increased to $353,839 (2002 - $34,134) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of the Filtran Group and TM Systems.

Management continues to emphasize efficiencies and control of overheads. It is anticipated that TM Systems' operations will be fully integrated into API's state-of-the art facilities by fiscal 2004. This should provide savings in overhead and administrative costs.

Business Development

Business development and investor relations saw a large decrease from $501,583 in 2002 to $355,042 in the year ended May 31, 2003. The 2002 period saw major one-time expenses (business plan, investor marketing and awareness) of approximately $105,000 when the Company acquired API and introduced API and its business to the public. Management has determined such expenditures have benefited the Company to gain a market profile and to support recent and future financings and acquisitions.

Other Income and Expense

Other income improved to $89,316 in 2003 from $75,565 in 2002. The increase is attributed to a $40,969 gain earned in 2003 (2002 - $Nil) through the early repayment of an amount owing on a promissory note, higher investment income of $41,300 (2002 - $10,068), and a capital tax recovery of $34,118 (2002 - $Nil).
These increases were offset by a decrease in foreign exchange from a gain in 2002 of $30,513 to a loss in 2003 of $65,580. Also included in other income are miscellaneous amounts of $38,509 (2002 - $34,984).

Other expense relates to interest on long-term debt and the Company saw a substantial increase from $37,467 in 2002 to $107,789 in 2003. The increase is attributed to the Filtran Group promissory note debt that added $69,771 of interest expense in 2003.

Net Income / Loss

The Company incurred a net loss in 2003 of $549,015($0.03/share) compared to a net loss of $857,643($0.08/share) for the 2002 year.

Impact of Inflation

Inflation has not been material to the business of the Company. The Company's financial statements are present in United States dollars. The United States has not experienced hyperinflation during the last five years.

Impact of Foreign Currency Fluctuations on the Company

Foreign currency fluctuations have not had substantial impact on the Company. The Company does not hedge it foreign currency investments or holdings.

Impact of Governmental Policies or Factors on the Company

Except as explained below, no governmental economic, fiscal, monetary or political policies or factors have materially affected, directly, or indirectly, the Company's operations or investments by United States shareholders in the past. Except as noted in the following sentence, the Company does not anticipate that such policies or factors will materially affect, directly or indirectly, the Company's operations or investments by United States shareholders in the future. Notwithstanding the foregoing, the Company's operation of API and TM Systems will be affected by governmental policies related to defense spending (see also item 4B - Material Effects of Government Regulations above and item 5D
- TREND INFORMATION below).

Liquidity and Capital Resources

Summary

At May 31, 2003, the Company had cash reserves of $1,561,199 compared to $1,408,637 as at May 31, 2002. In addition, the Company had marketable securities of $431,168 at May 31, 2003(2002 - $2,429). The portfolio of securities consists principally of commercial paper and bonds with maturities of less than one year ($242,397) and income trust units ($186,632)

At May 31, 2003 working capital (the excess of current assets over current liabilities) totaled $2,195,522 compared to $2,148,073 at May 31, 2002. The current ratio at May 31, 2003 decreased to 1.46:1 from the 2.0:1 ratio as at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.83:1 at May 31, 2003 - a decrease from the 1.1:1 posted at May 31, 2002.

Inventory rose 58.3% from $1,852,483 at May 31, 2002 to $2,931,924 at May 31,
2003. Accounts receivable increased 50.9% from $1,073,058 at May 31, 2002 to $1,619,487 at May 31, 2003. Accounts payable rose 44.7% from $874,269 at May 31,
2002 to $1,265,458 at May 31, 2003. Inventory, accounts receivable and accounts payable are the major working capital components and their increase is consistent with higher sales and production levels.

Long-term debt (current and long-term portion) increased substantially from $2,371,831 at May 31, 2002 to $2,931,687 at May 31, 2003. This increase resulted primarily from the issue of the promissory note in connection with the TM Systems acquisition in the amount of $1,475,652 and this was offset by the repayment of part of the Filtran Group promissory note in the amount of $855,852.

The debt to equity ratio (current & long-term debt to shareholder's equity) improved to 0.35 as at May 31, 2003 compared to 0.53 as at May 31, 2002.

Total assets increased to $13,495,221 in 2003 from $8,535,159 in 2002. This is attributed to recent acquisitions and financings.

The Company anticipates that it will have sufficient liquidity for current requirements.

Cash Flow

Cash generated (used) in operating activities increased to $40,131 for year ended May 31, 2003 compared to ($811,048) for year ended May 31, 2002. This improvement was attributed primarily to a higher gross profit in 2003 in the amount of $1,928,001 (2002 - $647,279) and a decrease in business development expense in the amount of $355,042 (2002 - $501,583). Fiscal 2003 is the initial year whereby the operations of Filtran Group (June 1, 2002 to May 31, 2003) and TM Systems (February 6, 2003 to May 31, 2003) are reflected in the Company's operations and the gross margins were 26.6% and 50.9% respectively.

The major financing activity in 2003 was provided through the issuance of common shares in the amount of $4,102,500. Other major financing activities during 2003 were the repayment of bank indebtedness of $284,488 (2002 - $112,200), the decrease in the long-term debt of $1,046,394 (2002 - increase of $87,390), and the repayment of long-term debt in the amount of $nil (2002 - $58,575).The major financing activities in 2002 were the issue of common shares in the amount of $2,296,212 and the cash acquired through the reverse take-over by API in the amount of $1,178,376.

The major cash investing activities in 2003 and 2002 were related to business acquisitions. Fiscal 2003 saw the acquisition of TM Systems in the amount of $1,521,958 and 2002 saw the acquisition of the Filtran Group in the amount of $955,374. Other major investing activities during 2003 were the purchase of capital assets in the amount of $725,789 (2002 - $257,217) and the investment in marketable securities of $428,739 (2002 - $nil).

In June 2002, the Company completed a $1,175,000 private placement offering of 500,000 units at a price of $2.35 per unit. Each unit consists of one common share and one warrant. The warrants expire on June 30, 2004 and each warrant entitles the holder to purchase one additional common share at a price of $3.00 per share. Proceeds from the private placement have been used for general working capital purposes and to fund ongoing acquisition activities.

In February 2003, the Company completed a private placement financing of $2,770,000. Under the terms of the financing, 6,925,000 units were issued with each unit consisting of one common share at $0.40 per share and a half-share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share at a price of $0.60 for a period of two years following closing.

Capital Assets and Intangibles

The acquisition of TM Systems as at February 6, 2003 saw the Company add equipment in the amount of $25,120, inventory of parts and supplies in the amount of $288,009, inventory of work in process in the amount of $468,697. The Company also acquired customer contracts in the amount of $1,715,784, and a non-compete agreement in the amount of $500,000.

As of the date of this Annual Report, the Company's capital assets are sufficient for the Company's present requirements.

The Company holds cash and cash equivalents in Canadian currency. Two of the company's subsidiaries (TM Systems and API) hold cash and cash equivalents in United States currency. The Company's other group of subsidiaries (Filtran Group) holds cash and cash equivalents in United States and Canadian currencies. Neither the Company nor any of its subsidiaries uses financial instruments or hedging.

The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending May 31, 2003.

2002 versus 2001
----------------

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal year periods ended May 31, 2002 and 2001.

Sales Revenue

The Company recorded increased sales during the fiscal year ended May 31, 2002. Sales increased by 9.4% to $2.9 million from $2.65 million the previous year. The growth during the period was led by the performance of core product lines and accelerated by favourable market conditions for the Company's products in the military industry.

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

Business Development

The Company incurred business development expenses of $610,341 in the fiscal year ended May 31, 2002 to assist it in the transition from a private company to a public company. Of this amount, the Company has disclosed $501,583 as a business development expense and the balance of $108,759 has been included in general and administrative expenses. Management expects that it will not be necessary to incur as significant an amount of business development expenses on a going forward basis.

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

Net Income / Loss

The Company incurred a net loss for the 2002 year of $857,643 compared to a net income of $102,101 for the 2001 year. The loss is attributed in substantial part to the business development costs of $501,583 as described above.

Impact of Inflation

During this period, inflation was not material to the business of the Company. The Company's financial statements are presented in United States dollars. The United States has not experienced hyperinflation during the last five years.

Impact of Foreign Currency Fluctuations on the Company

During this period, foreign currency fluctuations did not have substantial impact on the Company. The Company does not hedge its foreign currency investments or holdings.

Impact of Governmental Policies or Factors on the Company

See prior discussion in this Item 5.

LIQUIDITY AND CAPITAL RESOURCES

Summary

At May 31, 2002, the Company had cash reserves of $1,408,637 compared to $41,073 as at May 31, 2001.

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

The major financing activity in 2002 was provided by the exercise of warrants and options. This exercise of securities added cash totaling $2,296,212 (2001 - $nil) during the year. The other significant financing activity was the $1,178,376 (2001 - $nil) acquired via the reverse take-over transaction of API as described in note 1(a) of the consolidated financial statements. In connection with the API acquisition, the Company issued common stock and common stock purchase warrants to the stockholders of API. One half of the warrants are exercisable at $0.45 per share and the other half of the warrants are exercisable at $0.75 per share. Approximately 50% of these warrants were exercised during the fiscal year ended May 31, 2002. If the warrants that remain outstanding are fully exercised, the cash consideration to the Company would be in excess of $1,970,418. The other major financing activity in 2002 was the increase in long-term debt in the amount of $87,390 (2001 - $222,000).

The major investing activities during 2002 were the Filtran Group acquisition in the amount of $955,374 (2001 - $nil), the purchase of capital assets in the amount of $257,217 (2001 - $187,850), bank indebtedness repayments in the amount of $112,200 (2001 - $5,083), and the repayment of long-term debt in the amount of $58,575 (2001 - $12,422).

Capital Assets and Intangibles

The acquisition of the Filtran Group substantially improved the Company's design and manufacturing capabilities. The addition of machinery and equipment in the amount of $312,841 and land and building in the amount of $1,577,094 brought API's state-of-the-art facilities to 48,500 square feet. In addition, the Company acquired the goodwill of the Filtran Group, which is comprised of its excellent management team, its qualified workforce and its quality control system, which includes its ISO 9001 certification. The value of goodwill is reflected in the financial statement in the amount of $962,529.

Furthermore, the Company acquired a non-compete agreement from Filtran Group former principal for the amount of $325,712 to help ensure all the benefits and synergies of the acquisition can be realized in the future.

The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending May 31, 2002.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the last three financial years, the Company did not spend material amounts of money on research and development activities, and did not have formal research and development policies.

D.   TREND INFORMATION

The past two and one-half years have been very difficult for the technology industry. Notwithstanding the difficulty, over the past two years the Company has experienced a 184.3% increase in sales in 2003 and a modest increase of 9% in 2002. The increase for 2003 was due primarily to the acquisition of the Filtran Group of companies. As a result of the TM Systems Acquisition effective February 6, 2003, the Company again expects sales to increase materially in the near term.

For the first quarter of 2004, consolidated sales increased by 48% over sales for the comparative 2003 first quarter period (unaudited). For the fiscal year 2004 first quarter, API's sales increased by 1% as compared to the 2003 first quarter sales (unaudited), and Filtran Group's sales increased by 19% as compared to the 2003 first quarter sales (unaudited). The 48% increase is attributed largely to the $612,000 sales revenue added by TM Systems in the first quarter of 2004 (unaudited).

API believes that new orders should increase as a result of the new military budget approved by the US government. API is also taking cost cutting steps through restructuring its manufacturing and IT systems. API continues to emphasize new product development, and its ISO 9000-2000 system is now in place.

API has spent more than $400,000 on the upgrade of its Hauppauge, NY facility (equipment and building). API believes it is poised to emerge from the downturn in the technology industry with a sharper strategic focus, improved products and a significantly lower cost structure.

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

Filtran Group is aggressively pursuing growth strategies with the hiring of additional qualified sales persons in the United States. Filtran Group has hired a business development specialist who has begun setting up a nationwide representative network in the United States. In order to support its increased sales efforts, Filtran Group is developing a new product catalogue and continues to improve its website. Before the end of the calendar year 2002, Filtran Group will introduce a new standard product catalog that will feature many new products including surface mount chip inductors, filter connectors and many new designs in its standard product lines of transformers, inductors, chokes, filters and power supplies. Filtran Group believes its growth potential is best in the United States markets, particularly in the military, transportation, industrial equipment, medical, power conversion and other electrical and electronic equipment OEM's that have historically comprised Filtran Group's Canadian customer base.

Filtran Group also is developing a synergistic partnership with API targeting the military relay market. Much of the groundwork has already been completed on this project and Filtran Group expects to receive contracts resulting from these efforts within the 6-month period following the date of this Annual Report.

TM Systems supplies the defense sector with naval landing and launching equipment, control and signaling systems, and other support equipment. Its customer base consists of various US government departments, including the US Navy, as well as numerous domestic and foreign corporation.

The US government's recently approved military budget earmarks significant amounts for ongoing defense and homeland security. TM Systems believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM Systems' Stabilized Glide Slope Indicator (SGSI) is an electro-hydraulic-optical landing and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

E.   OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financing arrangements or transactions.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

-----------------------------------------------------------------------------------------------------
                                            Less than                                    More than
Contractual Obligations      Total          1 Year         1-3 Years      3-5 Years      5 Years
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Long-Term Debt Obligations   $  2,799,575   $  2,668,126   $    106,449   $     25,000             --
-----------------------------------------------------------------------------------------------------
Capital (Finance) Lease           132,112         31,332         72,056         28,724             --
Obligations
-----------------------------------------------------------------------------------------------------
Operating Lease                    62,954         30,822         32,132             --             --
Obligations
-----------------------------------------------------------------------------------------------------
Purchase Obligations                   --             --             --             --             --
-----------------------------------------------------------------------------------------------------
Other Long-Term                   356,000        108,000        248,000
Liabilities Reflected on
the Company's Balance
Sheet under the GAAP of
the Primary Financial
Statements (represents
deferred taxes)
-----------------------------------------------------------------------------------------------------

G.   FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the "safe harbor" provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is making this cautionary statement in connection with such safe harbor legislation. This Form 20-F, or any other written or oral statements made by or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others, general economic and market conditions, the state of the international, federal, state and local regulatory environment, lack of demand for the Company's products and services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES AND PERSONNEL AS OF THE DATE OF THIS ANNUAL REPORT

     Phillip DeZwirek
     ----------------

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

     Thomas W. Mills
     ---------------

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

     Date of Birth: January 31, 1945

     Current Outside Business Activities: None.

     Jason DeZwirek
     --------------

     Jason DeZwirek is a director and the Chairman, Chief Executive Officer and Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp. Mr. DeZwirek's principal occupation since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

     Date of Birth: September 3, 1970

     Current Outside Business Activities:
     President of Kaboose Inc.
     Vice President, Secretary and Director of CECO Environmental Corp. Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Corp.

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

     Date of Birth: August 11, 1946

     Current Outside Business Activities: None.

     Jerome Rabinowitz
     -----------------

     Jerome Rabinowitz has been the Vice President of Sales and Marketing of the Company since August 31, 2001. He has been Vice President-Sales of API since March 1999. Mr. Rabinowitz has been employed in the electronics industry since 1965 and specialized in the semiconductor sector since 1969. He has held management positions in sales, marketing, purchasing and inventory control. During 1997 and 1998, he was employed by ACI Electronics, Inc. as a marketing director. From March 1998 to March 1999, he was vice president of sales at Knight Electronics.

     Date of Birth: January 15, 1943

     Current Outside Business Activities: None

     Koang Eng Lim, M.Sc, P.Eng
     --------------------------

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

     Ian Bolt
     --------

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

     Date of Birth: August 3, 1945

     Current Outside Business Activities: None

     Walter Weiner
     -------------

     Walter Weiner is Vice President of Engineering at TM Systems. He was appointed to that position on February 6, 2003 upon the purchase of the assets of TM Systems Inc. by the Company. Prior to that appointment, he was President and Chief Engineer of TM Systems, Inc. for almost 30 years. He has over 53 years of experience designing and producing equipment for the US Department of Defense. He joined TM Systems, Inc. in 1974 after a career which included overseeing the production of Blood Cell Counters, Communication Equipment, and Weapon Guidance Systems. Mr. Weiner graduated from New York University in 1950 with a BS in Mathematics. He went on to earn an MS in Mathematics in 1951, and in 1952, a PhD (ABD) in Mathematics. Mr. Weiner then graduated from Polytechnic Institute in 1955 with a BSEE.

     Date of Birth: February 22, 1925

     Current Outside Business Activities: None

     Irwin Shuldman
     --------------

     Irwin Shuldman is Vice President of Sales at TM Systems. He was appointed to that position on February 6, 2003 upon the purchase of the assets of TM Systems, Inc. by the Company. Prior to that appointment, he was Vice President of Marketing and Sales for over 30 years for TM Systems, Inc. He has over 47 years of direct experience providing equipment, systems and related documentation to the US Department of Defense. Mr. Shulman is one of the original founders of TM Systems, Inc., which at the time of the acquisition by the Company specializes in Visual Landing Aid Systems and Data Communication Equipment and Systems. Mr. Shuldman graduated from the City College of New York in 1954 and continued his education nearing completion of a Bachelor of Electrical Engineering in addition to his Business degree. Mr. Shuldman joined TM Systems in the late 1960's.

     Date of Birth: July 21, 1932

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

The Company's directors and executive officers as of the end of the most recent fiscal year and as of the date of this Annual Report are summarized in the following table:

--------------------------------------------------------------------------------
Name                           Position(s)
--------------------------------------------------------------------------------
Phillip DeZwirek               Director, Vice Chairman, Chief Financial Officer,
                               Treasurer, and Controller
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Thomas W. Mills                Director, President, and Chief Operating Officer
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jason DeZwirek                 Director, Chairman, Chief Executive Officer and
                               Secretary
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Joanne E. Mills                Assistant Secretary
--------------------------------------------------------------------------------

B.   COMPENSATION

Compensation Required to be Disclosed Under the Ontario Securities Act
----------------------------------------------------------------------

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than Canadian $100,000 in total salary and bonus for the fiscal year in question. The only executive officers of the Company for whom disclosure is required under the Ontario Securities Act for the fiscal year ended May 31, 2003 are: Jason DeZwirek, the Chief Executive Officer and Chairman, Thomas W. Mills, President, Jerome Rabinowitz, Vice President-Sales at API, Ian Bolt, Marketing Manager at Filtran Group of companies, Walter Weiner, Vice President of Engineering of TM Systems, and Irwin Shuldman, Vice President of Sales of TM Systems.

Information regarding Phillip DeZwirek, the Vice-Chairman and Treasurer of the Company, also is included.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the Company's most-recently completed fiscal year:

============================================================================================================
                                               Annual Compensation                  Long Term Compensation
------------------------------------------------------------------------------------------------------------
                             Fiscal                                                Securities
                             Year-                                  Other          Under
Name and Position of         ending                                 Annual         Options/     All Other
Principal                    May 31   Salary         Bonus          Compensation   Granted      Compensation
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Jason DeZwirek /(1)/         2003     Nil            Nil            $     47,196   Nil          Nil/(2)/
Chairman, Chief
Executive Officer,
Secretary
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Phillip DeZwirek /(3)/       2003     Nil            Nil            Nil            Nil          Nil/(2)/
Vice-Chairman, Chief
Financial Officer,
Treasurer
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Thomas W.  Mills/(4)/        2003     $    111,800   Nil            Nil            Nil          $      6,588/(2),(5)/
President, Chief
Operating Officer
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Jerome Rabinowitz/(6)/       2003     $    130,000   $      5,000   Nil            Nil          Nil
Vice President - Sales
and Marketing
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Ian Bolt/(7)/                2003     Canadian       Nil            Canadian       Nil          Nil
Marketing Manager at                  $    125,000                  $     10,000
Filtran Group
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Walter Weiner/(8)/           2003     $     30,771   Nil            Nil            Nil          Nil
Vice President of
Engineering at TM Systems
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Irwin Shuldman/(9)/          2003     $     30,771   Nil            Nil            Nil          Nil
Vice President of Sales
at TM Systems
------------------------------------------------------------------------------------------------------------
============================================================================================================

<F1>
(1) Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. Amounts paid to Jason DeZwirek by the Company were paid to him as consulting fees.
<F2>
(2) The expiration dates of certain warrants owned or controlled by Jason DeZwirek, Phillip DeZwirek and Thomas Mills were extended. See Note 9(e) to the financial statements included in Part III, Item 17 of this Annual Report for a discussion of such extension.
<F3>
(3) Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and has held the positions of Vice-Chairman, Chief Financial Officer and Treasurer since the end of the 2001 calendar year.
<F4>
(4) Thomas Mills was elected a Director and appointed President on August 31, 2001.
<F5>
(5) Thomas Mills received the use of a company car, resulting in expenses of $6,588 to the Company.
<F6>
(6) Jerome Rabinowitz was appointed Vice President - Sales and Marketing of the Company on August 31, 2001.
<F7>
(7) Ian Bolt is the Marketing Manager of Filtran Group and has use of a vehicle leased by the Company, which costs the Company (Canadian) $10,000 per year.
<F8>
(8) Walter Weiner was appointed Vice President of Engineering of TM Systems on February 6, 2003, for an annual salary of $100,000.
<F9>
(9) Irwin Shuldman was appointed Vice President of Sales of TM Systems on February 6, 2003, for an annual salary of $100,000.

Compensation Previously Disclosed Publicly
------------------------------------------

The Company disclosed compensation to certain of the Company's officers and directors in an August 27, 2003 Notice of Special Meeting of Shareholders to be held October 8, 2003 ("2003 Annual Meeting") and Management Information Circular relating to its election of directors, appointment of auditors (the "Circular"), approval of a reverse stock split, changing the Company's domicile to Delaware and the adoption of a new stock option plan, which Circular was publicly disclosed in a Form 6-K filing with the United States Securities and Exchange Commission.

In the Circular, the Company disclosed that API, the Company's wholly-owned subsidiary, pays Thomas W. Mills an annual salary of $111,800, and an annual car allowance of $6,588. API pays Jerome Rabinowitz an annual salary of $130,000 and in the fiscal year ended May 31, 2003 paid him a bonus of $5,000. The Company pays Jason DeZwirek annual consulting compensation of $47,196. API Electronics, Inc. does not pay any further compensation to Mr. or Mrs. Mills, Jason DeZwirek, Mr. Rabinowitz or to any of its directors.

Cash Compensation of Directors During the Financial Year Ended May 31, 2003
---------------------------------------------------------------------------

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended May 31, 2003, for their services in their capacity as directors.

Stock Option Plan
-----------------

On August 1, 2003, the board of directors of the Company authorized a new stock option plan ("2003 Option Plan") for directors, officers, employees and consultants of the Company and its subsidiaries, which reserves an aggregate of 4,603,262 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company's then existing Company's 1995 stock option plan ("Former Plan"). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

During the financial year-ended May 31, 2002, and under the terms of the Former Plan, the Company granted to Phillip DeZwirek, Jason DeZwirek and Thomas Mills 100,000 options each; 50,000 exercisable at USD$0.45 and 50,000 exercisable at USD$0.75, all expiring August 31, 2006 and convertible on a one-for-one basis upon exercise (collectively, "Existing Options"). Pursuant to the terms of the 2003 Option Plan, the Existing Options granted under the Former Plan are deemed to be re-granted under the 2003 Option Plan. Additionally, none of the terms and conditions of the Existing Options will be altered by their inclusion under the 2003 Option Plan, and the Existing Options are also to be exercisable by the holders thereof without further shareholder or regulatory approval. During fiscal 2003, Phillip DeZwirek and Jason DeZwirek each exercised 50,000 stock options @$0.45 and 50,000 options@$0.75.

Stock Options Granted to Directors and Officers
-----------------------------------------------

The Company did not grant any stock options to any of its officers or directors during its fiscal year ending May 31, 2003.

Long-Term Incentive Plan Awards
-------------------------------

The Company did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended May 31, 2003.

Pension and Retirement Benefits
-------------------------------

During the fiscal year ending May 31, 2003, the Company provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby the Company matched employees' contributions up to the lesser of three percent of each employees' annual income or $6,000. The total cost to the Company for such contributions for the fiscal year ended May 31, 2003 was $9,714. Neither the Company nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

C.   BOARD PRACTICES

On August 31, 2001, the number of directors of the Company was increased from four to five, the then current directors resigned from the board of directors, and Phillip DeZwirek, Thomas W. Mills, and Jason DeZwirek were appointed to the Board of Directors. At the November 7, 2002 annual shareholders meeting, the number of directors was reduced from five to three. The three directors named below continue to serve as of the date of this Annual Report. The current terms of each of the Company's directors began on October 8, 2003, the date of the Company's 2003 Annual Meeting of Shareholders, and will expire on the date of the Company's 2004 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his name:

Name                       Beginning of Tenure   Expiration of Term
------------------------   -------------------   -------------------
Phillip DeZwirek           August 31, 2001       2004 annual meeting*
Thomas W. Mills            August 31, 2001       2004 annual meeting*
Jason DeZwirek             August 31, 2001       2004 annual meeting*

*  such directors may be re-elected at such meeting

None of the Company's directors are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company does not have a remuneration committee. As of the date of this Annual Report, the Company's audit committee consists of two non-independent directors, Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of the Company. Phillip DeZwirek and Jason DeZwirek also are major shareholders of the Company. Phillip and Jason DeZwirek are father and son. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The audit committee appoints the Company's auditors, which appointment also is subject to shareholder approval, approves the terms of the auditor's engagement and approves, in advance, any additional work to be performed for the Company by its auditors. The audit committee reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.

In the event the Company is accepted for quotation in the NASDAQ small cap market, then a majority of the members of the Company's will have to be independent directors as defined by NASDAQ. The Company's audit committee will have to composed of at least three (3) members, all of whom are independent as defined by NASDAQ and under SEC Rule 10A-3(b)(1), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three years. Each member of the audit committee must be able to read and understand fundamental financial statements, including an issuer's balance sheet, income statement and cash flow statement. One member of the audit committee must have employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. These rules were recently approved by the SEC and become effective for small business filers on July 31, 2005. The current NASDAQ rules require that small business issuers like the Company establish and maintain an audit committee of at least two members, a majority of which are independent. Under the current rules, the Company would be required to have an audit committee composed of a majority of independent directors with a minimum of two members. Accordingly, these rules would require that the Company appoint two independent directors to serve on its audit committee and that one of its current audit committee members, so that its audit committee would consist of a majority of independent directors. NASDAQ also requires that all listed issuers adopt a written audit committee charter that covers specified responsibilities and duties. The audit committee must review and reassess the adequacy of the written audit committee charter on an annual basis.

D. EMPLOYEES

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and at the locations set forth below:

------------------------------------------------------------------------
Location            4/30/01  10/1/01  5/31/02  10/1/02  5/31/03  10/1/03
------------------------------------------------------------------------
Toronto, Ontario,
Canada                 1        0        1        1        0        0
------------------------------------------------------------------------
Charlottesville,
Virginia               2        0        0        0        0        0
------------------------------------------------------------------------
Hauppauge,
New York               0       50       35       32       28       31
------------------------------------------------------------------------
Ogdensburg,
New York               0        0       22       19       18       18
------------------------------------------------------------------------
Nepean,
Ontario                0        0       126      122      138      132
------------------------------------------------------------------------
Kanata,
Ontario                0        0        7        4        0        0
------------------------------------------------------------------------
Albertson,
New York               0        0        0        0        3        3
------------------------------------------------------------------------
Bridgeport,
Connecticut            0        0        0        0        6        6
------------------------------------------------------------------------
TOTAL                  3       50       191      178      193      190
------------------------------------------------------------------------

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and in the categories of activities set forth below:

------------------------------------------------------------------------
Activity            4/30/01  10/1/01  5/31/02  10/1/02  5/31/03  10/1/03
------------------------------------------------------------------------
Corporate
Offices                1        0        1        1        0        0
------------------------------------------------------------------------
Website
Management             2        0        0        0        0        0
------------------------------------------------------------------------
API *
Management             0        3        3        3        2        2
------------------------------------------------------------------------
API
Sales                  0        2        2        2        2        2
------------------------------------------------------------------------
API Design
Engineering            0        1        1        1        1        1
------------------------------------------------------------------------
API Testing /
Environmental
Engineering            0        2        2        1        1        1
------------------------------------------------------------------------
API Process
Engineering            0        4        4        3        1        1
------------------------------------------------------------------------
API Quality
Assurance              0        2        2        2        2        2
------------------------------------------------------------------------
API Production
Management             0        3        3        3        1        2
------------------------------------------------------------------------
API
Assembly               0       31       16       16       17       19
------------------------------------------------------------------------
API Accounting /
Human Resources        0        2        2        1        1        1
------------------------------------------------------------------------
Filtran *
Management             0        0        2        2        1        1
------------------------------------------------------------------------
Filtran
Sales                  0        0        4        4        3        2
------------------------------------------------------------------------
Filtran Design
Engineering            0        1        6        5        8        8
------------------------------------------------------------------------
Filtran Testing /
Environmental
Engineering            0        0        7        7       11       10
------------------------------------------------------------------------
Filtran Quality
Assurance              0        0        4        4        5        4
------------------------------------------------------------------------
Filtran
Production
Management             0        0       10        8        9        8
------------------------------------------------------------------------
Filtran
Assembly               0        0       101      95       99       99
------------------------------------------------------------------------
Filtran
Accounting/
Human Resources        0        0        7        6        3        3
------------------------------------------------------------------------
Filtran
Purchasing,Stock,
Shipping and
Maintenance            0        0       12       12       17       15
------------------------------------------------------------------------
Filtran Production     0        0        2        2        0        0
------------------------------------------------------------------------

------------------------------------------------------------------------
TM Systems
Management***          0        0        0        0        1        1
------------------------------------------------------------------------
TM Systems Sales       0        0        0        0        1        1
------------------------------------------------------------------------
TM Systems Design
Engineering            0        0        0        0        1        1
------------------------------------------------------------------------
TM Systems
Testing/
Environmental
Engineering            0        0        0        0        1        1
------------------------------------------------------------------------
TM Systems Product
Management             0        0        0        0        1        1
------------------------------------------------------------------------
TM Systems
Assembly               0        0        0        0        3        3
------------------------------------------------------------------------
TM Systems
Accounting
& Human Resources      0        0        0        0        1        1
------------------------------------------------------------------------
TOTAL                  3       51       191      178      193      190
------------------------------------------------------------------------

*    API = API Electronics, Inc., a wholly-owned subsidiary of the Company

** Filtran = Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, wholly-owned subsidiaries of the Company and Tactron Communications' wholly-owned subsidiary, Filtran Limited.

***  TM Systems = TM Systems II, Inc., a wholly-owned subsidiary of the Company.

The number of employees of the Company significantly increased (i) as of May 31, 2002, the effective date of the Company's acquisition of the Filtran Group of companies and (ii) as of February 6, 2003 (shown as of 5/31/2003), the effective date of the TM Acquisition.

E. SHARE OWNERSHIP

Share Ownership of Directors and Officers
-----------------------------------------

As of October 31, 2003, an aggregate of 23,541,314 Common Shares and no Special Shares of the Company were issued and outstanding. The table below sets forth the share ownership in the Company of the persons listed in subsection 6.B of this Item 6 above as of October 31, 2003, based on numbers reported to the Company by the persons set forth below. None of the persons set forth below have different voting rights.

--------------------------------------------------------------
Name               Number of Common   Percentage of Issued and
                   Shares Held        Outstanding Common
                                      Shares/(d)/
--------------------------------------------------------------
Phillip DeZwirek   3,083,853/(a)/     13.10%
--------------------------------------------------------------
Thomas W. Mills    328,250/(b)/       1.39%
--------------------------------------------------------------
Jason DeZwirek     2,918,878/(c)/     12.40%
--------------------------------------------------------------
Jerome Rabinowitz  None               ---
--------------------------------------------------------------
Ian Bolt           None               ---
--------------------------------------------------------------
Walter Weiner      None               ---
--------------------------------------------------------------
Irwin Shuldman     None               ---
--------------------------------------------------------------

Notes:
-----
(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held 2,818,878 Common Shares of the Company as of October 31, 2003. All of such shares are attributed to Mr. DeZwirek, which represent approximately 11.97% of the outstanding Common Shares of the Company. Mr. Phillip DeZwirek controls Technapower Industries Corporation, a company that held 164,958 Common Shares of the Company, representing an additional 0.70% of the Company's Common Shares, as of October 31, 2003. Mr. Phillip DeZwirek directly holds 100,000 shares of common stock of the Company, which represent approximately 0.43% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds warrants to purchase 2,969,241 shares of common stock of the Company, which are not included in this chart.
(b) Excludes options to purchase 100,000 shares of common stock of the Company held by Mr. Mills and ownership of warrants to purchase 329,916 shares of common stock of the Company.
(c) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. (doing business as Green Diamond Corp.) held 2,818,878 Common Shares of the Company as of October 31, 2002. All of such shares are attributed to Mr. DeZwirek, which represents approximately 11.97% of the outstanding Common Shares of the Company. Mr. Jason DeZwirek directly holds 100,000 shares of common stock of the Company, which represent approximately 0.43% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds warrants to purchase 2,804,283 shares of common stock of the Company, which are not included in this chart.
 (d) Percentages are computed by dividing the number of Common Shares held (excluding options and warrants to purchase Common Shares), by the 23,541,314 Common Shares of the Company issued and outstanding as of October 31, 2003. Note that percentages held by the Company's major shareholders, as disclosed in Item 7A below, which reflect shares beneficially owned (including options and warrants), may be higher.

Stock Option Plan
-----------------

On August 1, 2003, the board of directors authorized the 2003 Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The terms of the plan restrict options granted at any point in time to 20% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years. The 2003 Option Plan replaces the Company's then existing 1995 stock option plan. Pursuant to the terms of the 2003 Option Plan, the outstanding options issued under the Company's 1995 stock option plan are deemed to be re-granted under the 2003 Option Plan.

Stock Options Held by Directors and Officers
--------------------------------------------

The following table sets forth all outstanding stock options and the value of exercised and unexercised options held by directors and officers of the Company for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report.

All of such options were issued during the fiscal year ended May 31, 2002 under the Company's 1995 stock option plan and are deemed regranted under the 2003 Option Plan.

Common Share Purchase Options (1)

--------------------------------------------------------------------------------
Optionee            Number of      Exercise      Expiration         Value of
                     Shares         Price           Date          Unexercised
                                                                  In-The-Money
                                                                 Options/SARs at
                                                                May 31, 2003(2)
--------------------------------------------------------------------------------
Phillip DeZwirek       (3)          $.45       August 31, 2006         -0-
--------------------------------------------------------------------------------
Phillip DeZwirek       (3)          $.75       August 31, 2006         -0-
--------------------------------------------------------------------------------
Thomas W. Mills      50,000         $.45       August 31, 2006       $30,000
--------------------------------------------------------------------------------
Thomas W. Mills      50,000         $.75       August 31, 2006       $15,000
--------------------------------------------------------------------------------
Jason DeZwirek         (3)          $.45       August 31, 2006          0-
--------------------------------------------------------------------------------
Jason DeZwirek         (3)          $.75       August 31, 2006         -0-
--------------------------------------------------------------------------------
Jerome Rabinowitz     None          ---              ---               ---
--------------------------------------------------------------------------------
Ian Bolt              None          ---              ---               ---
--------------------------------------------------------------------------------
Walter Weiner         None          ---              ---               ---
--------------------------------------------------------------------------------
Irwin Shuldman        None          ---              ---               ---
--------------------------------------------------------------------------------

(1) No purchase price was associated with any of the stock options set forth above. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation numbers and prices--see
     Note 9(d) to the financial statements contained in Part III, Item 17 of this Annual Report.

(2) The closing price of the Company's shares of Common Stock on May 30, 2003, that last trading day of the Company's 2003 fiscal year, was $1.05.

(3) During fiscal 2003, both Phillip DeZwirek and Jason DeZwirek exercised the following stock options:
     (a) 50,000 options @$0.45 on December 16, 2002 when the Company's shares of Common Stock closed at $0.53.
     (b) 50,000 options @$0.75 on January 13, 2003 when the Company's shares of Common Stock closed at $0.96.

Warrants Held by Directors and Officers
---------------------------------------

The following table sets forth all outstanding warrants to purchase Common Shares granted to persons for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report:

Warrants to Purchase Common Shares(1)
--------------------------------------------------------------------------------
Warrant Holder         Number of   Exercise      Expiration         Value of
                        Shares      Price          Date           Unexercised
                                                                  In-The-Money
                                                                   Warrants at
                                                                 May 31, 2003(2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Phillip DeZwirek/(a)/  1,484,621     $.45     February 28, 2004  $  890,772.60
--------------------------------------------------------------------------------
Phillip DeZwirek/(a)/  1,484,621     $.75     August 30, 2004    $  445,386.30
--------------------------------------------------------------------------------
Thomas W. Mills         164,958      $.45     February 28, 2004  $   98,974.80
--------------------------------------------------------------------------------
Thomas W. Mills         164,958      $.75     August 30, 2004    $   49,487.40
--------------------------------------------------------------------------------
Jason DeZwirek/(b)/    1,402,142     $.45     February 28, 2004  $  841,285.20
--------------------------------------------------------------------------------
Jason DeZwirek/(b)/    1,402,142     $.75     August 30, 2004    $  420,642.60
--------------------------------------------------------------------------------
Jerome Rabinowitz         None        ---            ---              ---
--------------------------------------------------------------------------------
Ian Bolt                  None        ---            ---              ---
--------------------------------------------------------------------------------
Walter Weiner             None        ---            ---              ---
--------------------------------------------------------------------------------
Irwin Shuldman            None        ---            ---              ---
--------------------------------------------------------------------------------

----------
Notes:
-----

(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Series A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.75 as of October 31, 2003. Ownership of all of such warrants has been attributed to Phillip DeZwirek. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, a company that held Series A Warrants to purchase 82,479 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 82,479 Common Shares of the Company at an exercise price of $.75 as of October 31, 2003. All of the A Warrants expire in February 2004 and all of the B Warrants expire in August 2004.
(b) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Series A Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.45 and Series B Warrants to purchase 1,402,142 Common Shares of the Company at an exercise price of $.75 as of October 31, 2003. Ownership of all of such warrants has been attributed to Jason DeZwirek. All of the A Warrants expire in February 2004 and all of the B Warrants expire in August 2004.

(1) The warrants described in the table above were issued in connection with the transaction described in Note 1(a) to the financial statements contained in Part III, Item 17 of this Annual Report, and for the consideration described therein. The number of shares and exercise prices associated with the warrants set forth above reflect post-consolidation numbers and prices--see Note 9(c) to the financial statements contained in
     Part III, Item 17 of this Annual Report.

(2) The closing price of the Company's shares of Common Stock on May 30, 2003, that last trading day of the Company's 2003 fiscal year, was $1.05.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table discloses all known major shareholders beneficially owning 5% or more of the Company's issued and outstanding shares of Common Stock as of October 31, 2003 (plus Thomas Mills, who owns under 5%). As of October 31, 2003 (and as of the date of this Annual Report), an aggregate of 23,541,314 Common Shares and no Special Shares of the Company were issued and outstanding. None of the major shareholders have different voting rights.

-------------------------------------------------------------------------------
Name                                Number of Common     Percentage of Issued
                                    Shares Beneficially  and Outstanding Common
                                    Owned                Shares /(a)/
-------------------------------------------------------------------------------
Can-Med Technology, Inc. doing      5,623,162/(b)/       21.53%
business as Green Diamond Corp.
-------------------------------------------------------------------------------
Phillip DeZwirek                    6,053,078/(c)/       22.83%
-------------------------------------------------------------------------------
Jason DeZwirek                      5,723,162/(d)/       21.72%
-------------------------------------------------------------------------------
Thomas W. Mills                     758,166/(e)/         3.19%
-------------------------------------------------------------------------------

Notes:
-----
(a) Computed by dividing the number of shares beneficially held by each shareholder, including Common Shares underlying options and warrants exercisable within 60 days, by the total number of issued and outstanding Common Shares of the Company plus such shareholder's Common Shares underlying options and warrants exercisable within 60 days.
(b) Includes 2,818,878 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days.
(c) Includes 2,818,878 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 164,958 Common Shares and 164,958 Common Shares underlying warrants exercisable within 60 days held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Mr. Phillip DeZwirek directly holds 100,000 shares of common stock of the Company.
(d) Includes 2,818,878 Common Shares and 2,804,284 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Corp. ("Green Diamond Corp."). Mr. Phillip DeZwirek, Mr. Jason DeZwirek's father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Mr. Jason DeZwirek directly holds 100,000 shares of common stock of the Company.
(e) Includes 328,250 Common Shares and 329,916 Common Shares underlying warrants exercisable within 60 days. Also includes 100,000 Common Shares underlying options exercisable within 60 days held of record by Thomas Mills.

Each of the major shareholders listed above obtained his or its Common Shares and warrants effective August 31, 2001. There have been no other significant changes in the percentage ownership held by any of the above major shareholders prior to August 31, 2001, or after such date.

The following table discloses the geographic distribution of the holders of record of the Company's Common Stock as of October 31, 2003:

----------------------------------------------------------------------
                Number of     Number of   Percentage of  Percentage of
Country         Shareholders  Shares      Shareholders     Shares
----------------------------------------------------------------------

----------------------------------------------------------------------
Canada          1,042         18,094,828  78.11%         76.86%
----------------------------------------------------------------------
United States   284           5,431,406   21.29%         23.07%
(host country)
----------------------------------------------------------------------
Australia       4             1,166       0.30%          0.00%
----------------------------------------------------------------------
Denmark         1             2           0.075%         0.00%
----------------------------------------------------------------------
Botswana        1             13,333      0.075%         0.06%
----------------------------------------------------------------------
New Zealand     1             500         0.075%         0.00%
----------------------------------------------------------------------
England         1             79          0.075%         0.00%
----------------------------------------------------------------------

----------------------------------------------------------------------
Total           1,334         23,541,314  100%           100%
----------------------------------------------------------------------

The Company may be indirectly controlled by Can-Med Technology Inc., which, as of October 31, 2003, held 2,818,878 shares of Common Stock of the Company (excluding warrants), representing approximately 11.97% of the Company's issued and outstanding shares of Common Stock as of October 31, 2003. The Company may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Can-Med Technology Inc. and Technapower Industries Corporation and his direct ownership of shares, held approximately 13.10% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2003. The Company may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Can-Med Technology Inc. and his direct ownership of shares, held approximately 12.40% of the Company's issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2003. The Company is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control the Company. All of the shares of common stock held by Can-Med Technology, Inc. are attributed to both Phillip DeZwirek and Jason DeZwirek.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS SINCE JUNE 1, 2002

Effective June 1, 2003, the Company entered into a Management Services Agreement with Can-Med Technology (d/b/a Green Diamond Corp.), a major shareholder of the Company that is controlled by Jason DeZwirek, the Chairman, Chief Executive Officer and a director of the Company, and Phillip DeZwirek, the Vice-Chairman, Chief Financial Officer, Treasurer and a director of the Company. The Management Services Agreement provides that Green Diamond Corp. will provide executive office space, office equipment and supplies, telecommunications, personnel and management services to the Company for an annual fee of $170,000.

The Company acquired API as of August 31, 2001. See Note 1(a) to the financial statements included in Part III, Item 17 of this Annual Report for a discussion of the acquisition of API. In connection with that transaction, the Company issued to the stockholders of API, in exchange for all of the outstanding stock of API, 6,500,000 units of the Company, each unit consisting of one common share and 1/2 of one Series A common share purchase warrant exercisable at $0.45 per share, expiring March 30, 2003 and 1/2 of one Series B common share purchase warrant exercisable at $0.75 per share, expiring September 30, 2003. The expiration dates of these warrants were extended to February 28, 2004 and August 30, 2004, respectively, effective February 25, 2003. As a result of the share exchange, the Company issued to (i) Can-Med Technology, which is 50.01% owned by Icarus Investments Corp., which is owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, 2,818,878 shares of common stock, 1,402,142 Series A warrants and 1,402,142 Series B warrants, (ii) Technapower Industries, a company controlled by Phillip DeZwirek, 164,958 shares of common stock, 82,479 Series A warrants and 82,479 Series B warrants, and (iii) Thomas Mills, 328,250 shares of common stock, 164,958 Series A warrants and 164,958 Series B warrants.

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

Export Sales

Export sales did not constitute a significant portion of the Company's total sales volume as of May 31, 2003, the end of the Company's most recent fiscal year.

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

Significant Changes

No significant changes have occurred since May 31, 2003, the date of the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

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

                                                    Canadian $
        Period                                 High         Low
        ---------------------------------   ----------   ----------

        Past 6 Calendar Months/(a)/            Not
        ---------------------------         ----------
                                            Applicable
                                            ----------

        Quarterly Data Since Q1 2002
        ----------------------------
2002:   Second Quarter (10/31/01)/(a)/...         1.50         1.29
        First Quarter (7/31/01)..........         0.75         0.27

2003:   FYE 5/31/03/(a)/.................          N/A          N/A
2002:   FYE 5/31/02/(b)/.................   $     1.50   $     0.27
2001:   FYE 4/30/01/(c,d)/ ..............         2.28         0.75
2000:   FYE 4/30/00/(d)/ ................        12.15         0.75
1999:   FYE 4/30/99 .....................        16.50         2.10

(a) The Company's trading was halted on the CDNX as of August 8, 2001. The Company's Board of Directors determined not to seek to re-establish trading of its Common Shares on the CDNX and delisted voluntarily from the CDNX.
(b) The Company's Common Shares ceased trading in Canada as of August 8, 2001. Accordingly, the information is for the period beginning May 1, 2001 and ending August 8, 2001.
(c) Beginning December 22, 2000, the date on which trading commenced on the CDNX.
(d) The Company's Common Shares were not traded in Canada from March 3, 2000 until December 22, 2000.

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

The Company intends to apply for listing on the NASDAQ small cap market, subject to approval of, and at such time as determined by, the Board of Directors. The Company does not know whether its application will be accepted and its Common Stock listed on NASDAQ. If accepted, the Company expects its listing will be effective before the end of its 2004 fiscal year, and that such listing may be effective in the first quarter of 2004.

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

               Period                            High     Low
               ------------------------------   ------   -----

               Past 6 Calendar Months
               ----------------------

2003:          October.......................     0.99    0.71
               September.....................     0.91    0.63
               August........................     1.00    0.79
               July..........................     1.20    0.91
               June..........................     1.08    0.80
               May...........................     1.20    1.01

               Quarterly Data Since Q1 2002
               ----------------------------

Fiscal 2004:   Second Quarter (until
               10/31/03).....................     0.99    0.63
               First Quarter (8/31/03).......     1.20    0.79
Fiscal 2003:   Fourth Quarter (5/31/03)......     1.31    1.01
               Third Quarter (2/28/03).......     1.02    0.52
               Second Quarter (11/30/02).....     1.12    0.47
               First Quarter (8/31/02).......     3.98    0.91

Fiscal 2002:   Fourth Quarter (5/31/02)......     3.48    2.30
               Third Quarter (2/28/02).......     2.79    1.50
               Second Quarter (11/30/01).....     2.05    0.25
               First Quarter (8/31/01).......     0.75    0.33

2003:          FYE 5/31/03...................     1.20    0.63
2002:          FYE 5/31/02...................     3.48    0.25
2001:          FYE 4/30/01 ..................   10.125   0.375
2000:          FYE 4/30/00 ..................    9.186   0.450
1999:          FYE 4/30/99 ..................    13.11   1.500

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

As of October 31, 2003, the stockholders' list for the Company's Common Shares showed 1,334 registered stockholders and 23,541,314 Common Shares outstanding. Since a portion of the Company's Common Shares is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot accurately estimate the total number of beneficial holders of its Common Shares. For the same reason the Company is unaware of how many of its outstanding Common Shares are held beneficially by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company's share register indicated, as of October 31, 2003, 284 stockholders of record having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 5,431,406 of the Company's issued and outstanding Common Shares, representing approximately 23.07% of the total issued and outstanding Common Shares as of such date.

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

Neither the Articles of Amalgamation nor the Bylaws prohibit a director of the Company from voting on any resolution to approve a material contract or transaction in which such director has a material interest. Neither the Articles of Amalgamation nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration, as the board of directors shall determine from time to time. (Bylaws, Paragraph 4.11). The board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company. (Bylaws, Paragraph 10.1). Neither the Articles of Amalgamation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

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

Annual general meetings of the Company's shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 6.1). Special meetings of the Company's shareholders may be convened by unanimous shareholder agreements or by order of the board of directors. (Bylaws, Paragraph 6.2). Shareholders of record must be given notice of such special meeting not less than 21 days nor more than 50 days before the date of the meeting. Notices of meetings of shareholders, other than for consideration of the financial statements and auditors reports, election of directors and reappointment of incumbent auditors, must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph 6.3). The Company's board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Paragraph 6.5). However, as a result of Ontario securities laws applicable to the Company, the record date must be no fewer than 30 and no more than 60 days prior to the meeting date. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company's directors, the Company's auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 6.7).

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

C.  MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company's group is a party, for the two years immediately preceding the publication of this Annual Report:

-------------------------------------------------------------------------------------------------------------------
    Date               Parties               Type             Terms and Conditions               Consideration
-------------------------------------------------------------------------------------------------------------------
May 31, 2002    Company and Philip     Share Purchase    The Company purchased the         The purchase price for
                Walter White, Rose     Agreement         shares of Filtran Inc., Filtran   the shares of Filtran
                Mary White, Coranne                      Limited, Canadian Dataplex        Inc., Filtran Limited,
                Adele White, Jane                        Ltd., and Tactron                 Canadian Dataplex Ltd.,
                Murphy, Coreen                           Communications (Canada) Limited   and Tactron
                White, Derek White,                      from their shareholders.          Communications (Canada)
                Gillian Pershaw,                                                           Limited was $2,670,835
                Brian Kenneth White,                                                       payable as follows:
                Edna Grace                                                                 $716,505 in cash and a
                Trepannier, Filtran                                                        promissory note in the
                Inc., Filtran                                                              principal amount of
                Limited, Canadian                                                          $1,954,270.The
                Dataplex Ltd., and                                                         promissory note bears
                Tactron                                                                    interest at the rate of
                Communications                                                             5% per annum, calculated
                (Canada) Limited                                                           and payable
                                                                                           semi-annually.One-half
                                                                                           of the principal is due
                                                                                           and payable on May 31,
                                                                                           2003 and the balance
                                                                                           becomes due and payable
                                                                                           on May 31, 2004.
-------------------------------------------------------------------------------------------------------------------
May 31, 2002    Company and Philip     Non-Competition   Philip Walter White, a            The Company paid Philip
                Walter White           and               principal of the Filtran Inc.,    Walter White $325,712 as
                                       Confidentiality   Filtran Limited, Canadian         consideration for the
                                       Agreement         Dataplex Ltd., and Tactron        Non-Competition and
                                                         Communications (Canada) Limited   confidentiality
                                                         Confidentiality agreed to         Agreement
                                                         non-competition and Agreement
                                                         non-solicitation restrictions
                                                         for a term of five (5) years,
                                                         and permanent confidentiality
                                                         restrictions.
-------------------------------------------------------------------------------------------------------------------
June 11, 2002   Company and Aton       Subscription      Aton Ventures Fund Ltd.           Aton Ventures Fund Ltd.
                Ventures Fund Ltd.     Agreement         purchased from the Company in a   paid $235,000 in cash
                                                         private placement 100,000 units   for the units.
                                                         for $2.35 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one warrant to purchase one
                                                         share of common stock of the
                                                         Company, exercisable at $3.00
                                                         per share.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
June 11, 2002   Company and Aton       Subscription      Aton Select Fund Ltd. purchased   Aton Select Fund Ltd.
                Select Fund Ltd.       Agreement         from the Company in a private     paid $235,000 in cash
                                                         placement 100,000 units for       for the units
                                                         $2.35 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one warrant to purchase one
                                                         share of common stock of the
                                                         Company, exercisable at $3.00
                                                         per share.
-------------------------------------------------------------------------------------------------------------------
June 14, 2002   Company and Syrah      Subscription      Syrah Invest Corp. purchased      Syrah Invest Corp. paid
                Invest Corp.           Agreement         from the Company in a private     $705,000 in cash for the
                                                         placement 300,000 units for       units.
                                                         $2.35 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one warrant to purchase one
                                                         share of common stock of the
                                                         Company, exercisable at $3.00
                                                         per share.
-------------------------------------------------------------------------------------------------------------------
January 16,     The Company and        Subscription      Asian Capital Limited purchased   Asian Capital Limited
2003            Asian Capital          Agreement         from the Company in a private     paid $200,000 for the
                Limited                                  placement 500,000 units for       units.
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
January 16,     The Company and Dart   Subscription      Dart Management Corporation       Dart Management
2003            Management             Agreement         purchased from the Company in a   Corporation paid
                Corporation                              private placement 600,000 units   $240,000 for the units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
January 20,     The Company and        Subscription      Stick Capital Inc. purchased      Stick Capital Inc. paid
2003            Stick Capital Inc.     Agreement         from the Company in a private     $50,000 for the units.
                                                         placement 125,000 units for
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
January 27,     The Company and        Subscription      Kostas Papakostas purchased       Kostas Papakostas paid
2003            Kostas Papakostas      Agreement         from the Company in a private     $20,000 for the units.
                                                         placement 50,000 units for
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
January 31,     The Company and        Subscription      Eusibio Mario Lopez Perez         Eusibio Mario Lopez
2003            Eusibio Mario Lopez    Agreement         purchased from the Company in a   Perez paid $50,000 for
                Perez                                    private placement 125,000 units   the units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Thomas Christen purchased from    Thomas Christen paid
2003            Thomas Christen        Agreement         the Company in a private          $260,000 for the units.
                                                         placement 650,000 units for
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and Ming   Subscription      Ming Capital Enterprises Inc.     Ming Capital Enterprises
2003            Capital Enterprises    Agreement         purchased from the Company in a   Inc. paid $260,000 for
                Inc.                                     private placement 650,000 units   the units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Partner Marketing AG purchased    Partner  Marketing AG
2003            Partner Marketing      Agreement         from the Company in a private     paid $200,000 for the
                AG                                       placement 500,000 units for       units.
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Seloz Gestion & Finance SA,       Seloz Gestion & Finance
2003            Seloz Gestion &        Agreement         Switzerland purchased from the    SA, Switzerland paid
                Finance SA,                              Company in a private placement    $180,000 for the units.
                Switzerland                              450,000 units for $0.40 per
                                                         unit, each unit consisting of
                                                         one share of common stock of
                                                         the Company and one-half of a
                                                         warrant to purchase one share
                                                         of common stock the Company,
                                                         exercisable at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Shangri-La Investments Inc.       Shangri-La Investments,
2003            Shangri-La             Agreement         purchased from the Company in a   Inc. paid $260,000 for
                Investments Inc.                         private placement 650,000 units   the units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Syrah Invest Corp.                Syrah Invest Corp.
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
2003            Syrah Invest Corp.     Agreement         purchased from the Company in a   paid $180,000 for the
                                                         private placement 450,000 units   units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Terraco Holding S.A. purchased    Terraco Holding S.A.
2003            Terraco Holding S.A.   Agreement         from the Company in a private     paid $200,000 for the
                                                         placement 500,000 units for       units.
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and Hans   Subscription      Hans Schopper purchased from      Hans Schopper paid
2003            Schopper               Agreement         the Company in a private          $180,000 for the units.
                                                         placement 450,000 units for
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and        Subscription      Crystal Overseas Trading Inc.     Crystal Overseas Trading
2003            Crystal Overseas       Agreement         purchased from the Company in a   Inc. paid $200,000 for
                Trading Inc.                             private placement 500,000 units   the units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
February 3,     The Company and Bank   Subscription      Bank Sal. Oppenheim jr. & Cie     Bank Sal. Oppenheim jr.
2003            Sal. Oppenheim jr. &   Agreement         (Schweiz) AG purchased from the   & Cie (Schweiz) AG  paid
                Cie (Schweiz) AG                         Company in a private placement    $80,000 for the units.
                                                         200,000 units for $0.40 per
                                                         unit, each unit consisting of
                                                         one share of common stock of
                                                         the Company and one-half of a
                                                         warrant to purchase one share
                                                         of common stock the Company,
                                                         exercisable at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 6,     The Company and Les    Subscription      Les Immeubles Desco Inc.          Les Immeubles Desco Inc.
2003            Immeubles Desco Inc.   Agreement         purchased from the Company in a   paid $50,000 for the
                                                         private placement 125,000 units   units.
                                                         for $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 6,     The Company and        Subscription      1530403 Ontario Inc. purchased    1530403 Ontario Inc.
2003            1530403 Ontario Inc.   Agreement         from the Company in a private     paid $120,000 for the
                                                         placement 300,000 units for       units.
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
February 6,     The Company and        Subscription      1057111 Ontario Ltd. purchased    1057111 Ontario Ltd.
2003            1057111 Ontario Ltd.   Agreement         from the Company in a private     paid $40,000 for the
                                                         placement 100,000 units for       units.
                                                         $0.40 per unit, each unit
                                                         consisting of one share of
                                                         common stock of the Company and
                                                         one-half of a warrant to
                                                         purchase one share of common
                                                         stock the Company, exercisable
                                                         at $0.60 per share.
-------------------------------------------------------------------------------------------------------------------
February 6,     The Company, TM        Asset Purchase    Asset Purchase Agreement          $1,500,000 in cash, a
2003            Systems, Inc. and TM   Agreement         pursuant to which API             promissory note for
                Systems II, Inc.                         Electronics Group Inc.'s          $1,475,651 bearing
                                                         wholly-owned subsidiary, TM       interest at the annual
                                                         Systems II, Inc. purchased the    rate of 1.65% plus
                                                         assets of TM Systems, Inc.        possible earn-out
                                                                                           amounts based on sales
                                                                                           and deliveries for the
                                                                                           two-year period
                                                                                           following the date of
                                                                                           the transaction.
-------------------------------------------------------------------------------------------------------------------
February 6,     The Company and        Employment        Letter of Employment confirming   $100,000 annual salary
2003            Irwin Shuldman         Letter            Irwin Shuldman's employment as
                                                         an executive officer with TM
                                                         Systems II, Inc. for a period
                                                         of one year.
-------------------------------------------------------------------------------------------------------------------
February 6,     The Company and        Employment        Letter of Employment confirming   $100,000 annual salary
2003            Walter Weiner          Letter            Walter Weiner's employment as
                                                         an executive officer with TM
                                                         Systems II, Inc. for a period
                                                         of one year.
-------------------------------------------------------------------------------------------------------------------
June 1, 2003    The Company and        Management        Agreement whereby Green Diamond   $170,000 annual fees
                Can-Med Technology     Services          Corp. will provide rental of
                (d/b/a Green Diamond   Agreement         premises, office equipment and
                Corp.)                                   supplies, telecommunications,
                                                         personnel and management
                                                         services.
-------------------------------------------------------------------------------------------------------------------

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of the Canada Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

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

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be "taxable Canadian property" of the holder within the meaning of the ITA and no relief is afforded under any applicable tax treaty. For purposes of the ITA, the Common Shares of the Company will be taxable Canadian property to a non-resident holder unless the Common Shares are listed on a prescribed stock exchange. The Common Shares are not listed on a prescribed stock exchange. If the common shares become listed on the NASDAQ small cap market, the common shares will be listed on a prescribed stock exchange.

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

Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are no preferential tax rates for long-term capital gains for a US holder that is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. Preferential tax rates for dividends are applicable to a US Holder that is an individual, estate or trust.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A US Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon whether the holding period of the US Holder is more than twelve months. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Passive Foreign Investment Company. For any taxable year of the Company, if at least 75% of the Company's gross income is "Passive income" (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), or if at least 50% of the Company's assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns any Common Stock, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Holder's Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Holder may not be available. Furthermore, in the absence of an election by such U.S. Holder to treat the Company as a "qualified electing fund" (the "QEF election"), as discussed below, the U.S. Holder would be required to
(i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Holder's holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Holder in which the Items were treated as having been earned. Such U.S. Holder would also be liable for interest (which may be non-deductible by certain U.S. Holders) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Holder who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Holder's tax return for such taxable year. Such a U.S. Holder would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company's earnings and profits for the Company's taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Holder's taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Holders are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Holder is strongly urged to consult his own tax advisor in that regard.

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

The Company also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission ("SEC") pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You also may access materials the Company has filed with the SEC, which are publicly available through Edgar files, at the SEC's website at www.sec.gov.

I.   SUBSIDIARY INFORMATION

A list of subsidiaries is set forth in Item 4C, "Organizational Structure."

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable. The Company is a small business issuer, in accordance with
Section 12(b)-2 of the Act.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no reportable events for Item 13.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to management in a timely manner. The Company's Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure. There have been no changes in the Company's internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Not required.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     (a)  Audit Fees

     The aggregate fees billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended May 31, 2003, were Cdn $116,600 (2002 - Cdn $98,821).

     (b)  Audit-Related Fees

     There were no additional fees billed for assurance and related services by BDO Dunwoody LLP, the principal accountant for the Company, that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above, for the Company's fiscal year ended May 31, 2003.

     (c)  Tax Fees

     The aggregate fees billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company for tax compliance, tax advice and tax planning for the Company's fiscal year ended May 31, 2003, were Cdn $5,500 for tax compliance for the 2002 fiscal year (2002 - Cdn $1,800 for tax compliance for the 2001 fiscal year). Additional fees billed by BDO Dunwoody LLP for the Company's fiscal year ended May 31, 2003 for services rendered were Cdn $14,292. Such services included special tax service rendered in connection with the refiling of Ontario corporate tax returns for the years 1998, 1999 and 2000.

     (d)  All Other Fees

     The aggregate fees billed for products and services rendered by BDO Dunwoody LLP, the principal accountant for the Company, other than the fees reported in this Item 16C above, for the Company's fiscal year ended May 31, 2002, were Cdn $10,880 for assisting management with the accounting for the reverse take-over transaction by API and for the assistance in the preparation of the second quarter financial statements, and Cdn $18,518 for due diligence services rendered in connection with the Filtran Group acquisition.

     (e)  Audit Committee's Pre-Approval Policies

     The audit committee approves the engagement terms for all audit and non-audit services to be provided by the Company's accountants before such services are provided to the Company or any of its subsidiaries.

     The audit committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through
(d) above.

     (f)  Auditors Use of Non-Permanent Employees

     None of the hours expended by BDO Dunwoody LLP on its engagement to audit the Company's financial statements for the fiscal year ended May 31, 2003, were performed by persons other than fulltime permanent employees of BDO Dunwoody LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    PART III
                                    --------

ITEM 17.  FINANCIAL STATEMENTS

As noted in Note 1(a) to the consolidated financial statements of the Company included with this Part III, Item 17 of the Annual Report, comparative figures for API for the year ended May 31, 2001 have been presented because API is the deemed acquiring company in a reverse take-over of the Company by API effective August 31, 2001.

The financial statements, which follow were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in US dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 17 to the financial statements. The financial statements include the following:

     (i) Auditors' Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended May 31, 2003 and May 31, 2002.

     (ii) Auditors Report of Perry Colletti, CPA on the financial statements for the year ended May 31, 2001.

     (iii) Consolidated Balance Sheet at May 31, 2003 and 2002.

     (iv) Consolidated Statements of Operations and Deficit for the years ended May 31, 2003, 2002, and 2001.

     (v) Statements of Cash Flows for the years ended May 31, 2003, 2002, and 2001.

     (vi)  Summary of Significant Accounting Policies

     (vii) Notes to Consolidated Financial Statements

================================================================================

                                                                Auditors' Report

--------------------------------------------------------------------------------

To the Directors of
API Electronics Group Inc.

We have audited the consolidated balance sheets of API Electronics Group Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the two years in the period ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2003 in accordance with accounting principles generally accepted in Canada.


(signed) BDO Dunwoody LLP


Chartered Accountants

Toronto, Ontario
July 25, 2003

================================================================================

                                                                Auditor's Report

--------------------------------------------------------------------------------

To the Directors of
API Electronics Group Inc.

I have audited the statements of operations and deficit and cash flows of API Electronics Group Inc. for the year ended May 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards applicable in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended May 31, 2001 in accordance with accounting principles generally accepted in Canada.


(signed) Perry Colletti, CPA


Certified Public Accountant

Farmingdale, New York
July 14, 2001

================================================================================

                                                      API Electronics Group Inc.
                                                     Consolidated Balance Sheets
                                                       (Expressed in US Dollars)

May 31                                                  2003               2002
-------------------------------------------------------------------------------
Assets
Current
   Cash and cash equivalents                  $     1,561,199   $     1,408,637
   Marketable securities (Note 2)                     431,168             2,429
   Accounts receivable                              1,619,487         1,073,058
   Unbilled revenue                                   324,078                --
   Inventories (Note 3)                             2,931,924         1,852,483
   Prepaid expenses                                    61,988            42,929
                                              ---------------   ---------------
                                                    6,929,844         4,379,536
Capital assets (Note 4)                             3,275,979         2,867,382
Goodwill                                              918,529           962,529
Intangible assets (Note 5)                          2,370,869           325,712
                                              ---------------   ---------------
                                              $    13,495,221   $     8,535,159
===============================================================================
Liabilities and Shareholders' Equity
Current
   Bank indebtedness (Note 6)                 $            --   $       284,488
   Accounts payable                                 1,265,458           874,269
   Deferred revenue                                   661,406                --
   Future income tax liability (Note 8)               108,000                --
   Current portion of long-term debt
   (Note 7)                                         2,699,458         1,072,706
                                              ---------------   ---------------
                                                    4,734,322         2,231,463
Future income tax liability (Note 8)                  248,000           530,000
Long term debt (Note 7)                               232,229         1,299,125
                                              ---------------   ---------------
                                                    5,214,551         4,060,588
                                              ---------------   ---------------
Shareholders' equity
   Share capital (Note 9)                           8,744,507         4,642,007
   Paid in capital                                    770,790           770,790
   Cumulative foreign exchange translation
    adjustment                                        252,614                --
   Deficit                                         (1,487,241)         (938,226)
                                              ---------------   ---------------
                                                    8,280,670         4,474,571
                                              ---------------   ---------------
                                              $    13,495,221   $     8,535,159
===============================================================================

On behalf of the Board:


(signed) Jason DeZwirek                Director
--------------------------------------

--------------------------------------
(signed) Phillip DeZwirek              Director

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)

For the years ended May 31                 2003            2002            2001
-------------------------------------------------------------------------------
Sales                             $   8,253,541   $   2,903,120   $   2,653,040
Cost of sales                         6,325,540       2,255,841       1,930,582
                                  ---------------------------------------------
Gross profit                          1,928,001         647,279         722,458
                                  ---------------------------------------------
Expenses
   Business development                 355,042         501,583              --
   Selling                              666,138         339,048         246,844
   General and administrative         1,478,776         685,747         300,598
                                  ---------------------------------------------
                                      2,499,956       1,526,378         547,442
                                  ---------------------------------------------
Operating income (loss)                (571,955)       (879,099)        175,016
                                  ---------------------------------------------
Other (income) expenses
   Other income                         (89,316)        (75,565)        (13,719)
   Interest expense                     107,789          37,467          86,342
                                  ---------------------------------------------
                                         18,473         (38,098)         72,623
                                  ---------------------------------------------
Income (loss) before income
 taxes                                 (590,428)       (841,001)        102,393
Income taxes (Note 8)                   (41,413)         16,642             292
                                  ---------------------------------------------
Net income (loss) for the year         (549,015)       (857,643)        102,101
Deficit, beginning of year             (938,226)        (80,583)       (182,684)
                                  ---------------------------------------------
Deficit, end of year              $  (1,487,241)  $    (938,226)  $     (80,583)
===============================================================================
Earnings (loss) per share -
 basic (Note 13)                  $       (0.03)  $       (0.08)  $        0.02
===============================================================================

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                                        Statements of Cash Flows
                                                       (Expressed in US Dollars)

For the years ended May 31                                2003            2002            2001
----------------------------------------------------------------------------------------------
Cash was provided by (used in)
Operating activities
   Net income (loss) for the year                $    (549,015)  $    (857,643)  $     102,101
   Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
      Amortization                                     737,448         150,138         120,132
      Capitalized interest                                  --              --          38,673
      Future income tax                                (70,640)             --              --
      Changes in non-cash working capital
       balances (Note 10(a))                           (77,662)       (103,543)       (317,641)
                                                 ---------------------------------------------
                                                        40,131        (811,048)        (56,735)
                                                 ---------------------------------------------
Investing activities
   Purchase of capital assets                         (725,789)       (257,217)       (187,850)
   Business acquisition, net of cash acquired       (1,521,958)       (955,374)             --
   Marketable securities                              (428,739)             --              --
                                                 ---------------------------------------------
                                                    (2,676,486)     (1,212,591)       (187,850)
                                                 ---------------------------------------------
Financing activities
   Cash acquired through reverse take-over,
    net of acquisition costs                                         1,178,376              --
   Issue of share capital                            4,102,500       2,296,212              --
   Bank indebtedness repayments                       (284,488)       (112,200)         (5,083)
   Repayment of long term debt                            --           (58,575)        (12,422)
   Increase (decrease) in long term debt            (1,046,394)         87,390         222,000
                                                 ---------------------------------------------
                                                     2,771,618       3,391,203         204,495
                                                 ---------------------------------------------
Foreign exchange gain on cash held in
 foreign currency                                       17,299              --              --
                                                 ---------------------------------------------
Net increase (decrease) in cash for the year           152,562       1,367,564         (40,090)
Cash, beginning of year                              1,408,637          41,073          81,163
                                                 ---------------------------------------------
Cash, end of year                                $   1,561,199   $   1,408,637   $      41,073
==============================================================================================

    The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

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

On May 23, 2002 the Company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003 "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM Systems II, Inc. TM II's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(c) to the financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

Principles of Consolidation
The consolidated financial statements for the year ended May 31, 2003 and 2002 include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group. The financial statements for the year ended May 31, 2001 are the accounts of API Electronics (the legal subsidiary).

Basis of Presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue
Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue
Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable  Securities
Temporary investments are stated at the lower of cost and market value.

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

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

Goodwill
Effective April 1, 2001, the Company adopted the CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as at May 31, 2003.

Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets
Intangible assets which have a finite life are amortized using the straight-line basis over the following period.

Non-compete agreements         5 years
Customer contracts             5 years

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

Foreign Currency Translation
The Company's functional currency is United States dollars and the financial statements are stated in United States dollars, "the reporting currency". Integrated operations have been translated from Canadian dollars into United States dollars at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

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

Advertising Costs
The Company's policy is to expense advertising costs as incurred. Advertising expenses included in selling expenses is $46,242 (2002 - $14,535; 2001 - $12,767).

Stock-Based Compensation Plans
The Company has a stock-based compensation plan which is described in Note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees and directors. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

Research and Development
Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments
The Company's financial instruments include certain short instruments with short term maturity and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency and credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company's cash, marketable securities, accounts receivable and payable are balances denominated in Cdn dollars in the amounts of $1,288,634 (2002 - $898,693), $361,209 (2002 - $1,903), $380,458 (2002 - $557,860) and
$645,852 (2002 - $719,740) respectively.

As of May 31, 2003 there is no significant differences between the carrying amounts and fair values of the Company's financial instruments unless otherwise noted.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

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

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

1.   (b)  Business Acquisition - (continued)

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

          The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                                     $    101,623
          Current assets                                              1,204,202
          Capital assets                                              1,984,492
          Current liabilities                                          (507,256)
          Long-term liabilities                                        (217,690)
          Future income tax liabilities                                (530,000)
                                                                   ------------
          Fair value of tangible net assets                           2,035,371
          Non-compete agreement                                         325,712
          Goodwill                                                      962,529
                                                                   ------------
          Total cost of acquisition                                $  3,323,612
                                                                   ============
     (c)  Incorporation and Asset Purchase

          On May 23, 2002, the Company incorporated an entity named "5/23 Corp" under the laws of the State of Delaware. On January 13, 2003, "5/23 Corp" changed its name to TM Systems II, Inc. ("TM II"). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM Systems II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest at 1.65% per annum and payable on or before February 2, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

          The assets acquired at fair value, as at February 6, 2003 are as follows:

          Capital assets                                            $     25,120
          Inventory - parts and supplies                                 288,009
          Inventory - work in progress                                   468,697
                                                                    ------------
          Fair value of tangible net assets                              781,826
          Customer contracts                                           1,715,784
          Non-compete agreement                                          500,000
                                                                    ------------
          Net assets acquired                                       $  2,997,610
                                                                    ============

          If the aggregate of gross orders that TM II ships, invoices and any advance payment that TM II receives, falls below $3,000,000 for the period from February 6, 2003 to December 31, 2003, the promissory note will be adjusted by a percentage reduction equal to the percentage shortfall.

          TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

2.   Marketable Securities

                                      Market Value       2003           2002
                                      ------------------------------------------
     Shares in venture issuers        $     10,940   $      2,139   $      2,429
     Income trust units                    229,400        186,632             --
     Short term company
       paper and bonds
       (maturity less
       than one year)                      249,600        242,397             --
                                      ------------------------------------------
                                      $    489,940   $    431,168   $      2,429
                                      ==========================================

--------------------------------------------------------------------------------

3.   Inventories

                                                         2003           2002
                                                     ---------------------------
     Finished goods                                  $    951,837   $  1,232,246
     Work-in-process                                    1,062,038        123,442
     Raw materials                                        918,049        496,795
                                                     ---------------------------
                                                     $  2,931,924   $  1,852,483
                                                     ===========================

--------------------------------------------------------------------------------

4.   Capital Assets                                                         2003
                                      ------------------------------------------
                                                      Accumulated     Net Book
                                          Cost       Amortization       Value
                                      ------------------------------------------
     Land                             $    423,985   $         --   $    423,985
     Buildings                           2,279,785        306,224      1,973,561
     Computer equipment                     77,255         34,009         43,246
     Computer software                     101,326         47,091         54,235
     Furniture and fixtures                 71,017         20,751         50,266
     Machinery and equipment             1,779,892      1,083,418        696,474
     Vehicles                               24,259          5,679         18,580
     Web site development costs             30,826         15,194         15,632
                                      ------------------------------------------
                                      $  4,788,345   $  1,512,366   $  3,275,979
                                      ==========================================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------
4.   Capital Assets - (continued)

                                                                            2002
                                      ------------------------------------------
                                                      Accumulated     Net Book
                                          Cost       Amortization       Value

     Land                             $    394,127   $         --   $    394,127
     Buildings                           1,780,573        160,099      1,620,474
     Computer equipment                     38,063             --         38,063
     Computer software                      50,322             --         50,322
     Furniture and fixtures                 40,252          6,751         33,501
     Machinery and equipment             1,511,764        806,557        705,207
     Web site development costs             30,826          5,138         25,688
                                      ------------------------------------------
                                      $  3,845,927   $    978,545   $  2,867,382
                                      ==========================================

     Included in machinery and equipment is $158,774 (2002 - $133,362) of property held under capital leases.

     Depreciation and amortization expense amounted to $533,821 (2002 - $150,138, 2001 - $120,132). Of this amount $164,543 (2002 - $115,979, 2001
     - $96,106) was included in cost of sales.

--------------------------------------------------------------------------------

5.   Intangible Assets

                                                         2003           2002
                                                     ---------------------------
Non-compete agreements                               $    858,712   $    325,712
Less: Accumulated amortization                            (96,392)            --
Customer contracts (Note 1(c))                          1,715,784             --
Less: Accumulated amortization                           (107,235)            --
                                                     ---------------------------
                                                     $  2,370,869   $    325,712
                                                     ===========================

--------------------------------------------------------------------------------

6.   Bank Indebtedness

     The Company's wholly owned subsidiary, API Electronics has a working capital line of credit of $350,000 and a $100,000 equipment line of credit. As at May 31, 2003, API Electronics has borrowed $Nil (2002 - $242,146) against these lines of credit. The credit is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its former major shareholders. The bank indebtedness is due on demand and bears interest at prime plus 1/2%.

     The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 (2002 - Cdn $1,000,000). As at May 31, 2003, Filtran
     Canada has borrowed $Nil (2002 - $42,342 (Cdn $65,000)) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and a guarantee of Cdn $1,310,000 from API Electronics Group Inc.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

7.   Long Term Debt
                                                         2003           2002
                                                     ---------------------------

     Promissory note payable to former
        shareholders of the Filtran Group,
        secured by a collateral mortgage on real
        property registered in Ontario and the
        issued and outstanding shares of the
        Filtran Group, repayable May 31, 2004
        plus interest at 5% per annum                $  1,098,418   $  1,954,270

     Promissory note payable in connection with
        the acquisition of assets of TM Systems,
        due February 6, 2004 with an interest
        rate of 1.65% per annum, secured by the
        assets of TM Systems II, Inc.                   1,475,652             --

     Bank term loan, secured by machinery and
        equipment, repayable in monthly
        instalments of $1,565 plus interest at
        prime plus 2%                                      47,400         95,145

     Loan payable, unsecured and non-interest
        bearing (i)                                        39,000         39,000

     Mortgage payable, secured by real estate,
        repayable in blended monthly instalments
        of $3,812 at interest rates of 7.00% and
        8.75%                                             138,489        166,262

     Various equipment capital leases, with
        annual lease payments of $3,545 including
        interest at approximately 9%, secured by
        the leased assets                                 132,112        102,089

     Due to shareholder, non-interest bearing
        with no specific terms of repayment                   616         15,065
                                                     ---------------------------
                                                        2,931,687      2,371,831
                                                        2,699,458      1,072,706
                                                     ---------------------------
     Less: Current portion                           $    232,229   $  1,299,125
                                                     ===========================

     (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. In fiscal 2002, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at May 31, 2003 a new agreement regarding repayment has not been reached, accordingly the debt has been classified as current.

     The long term debt repayable over the next five fiscal years is as follows:

                         2004                       $  2,699,458
                         2005                             91,928
                         2006                             86,577
                         2007                             35,179
                         2008                             18,545

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

8.   Income Taxes

     The significant components of future income tax assets consists of the following:

                                                        2003           2002
                                                    ---------------------------
     Future income tax assets
        Loss carrying forwards                      $    624,000   $    368,000
        Other                                             15,000             --
        Marketable securities                             77,000             --
        Capital assets                                   184,000         33,000
                                                    ---------------------------
                                                         900,000        401,000
                                                    ---------------------------
     Future income tax liabilities
        Capital assets                                  (381,000)      (445,000)
        Non-compete agreement                            (47,000)       (98,000)
        Inventory                                       (108,000)            --
        Unrealized foreign exchange gain                (117,000)            --
                                                    ---------------------------
                                                        (653,000)      (543,000)
                                                    ---------------------------
     Valuation allowance                                (603,000)      (388,000)
                                                    ---------------------------
                                                    $   (356,000)  $   (530,000)
                                                    ===========================

     A reconciliation between income taxes provided at actual rates and at the basic rate of 37.79% (2002 - 40.29%, 2001 - 28%) for federal and provincial taxes is as follows:

                                         2003           2002           2001
                                     ------------------------------------------
     Net loss                        $   (590,428)  $   (841,001)  $    102,101
                                     ==========================================
     Recovery of income tax at
      statutory rates                $   (223,000)  $   (339,000)  $     29,000
     Increase in taxes
      resulting from:
        Non-deductible items
         and other                        (33,413)        16,000             --
        Tax reassessments 1998                            16,642            292
        Change in valuation
         allowance                        215,000        323,000        (29,000)
                                     ------------------------------------------
        Provision for income taxes   $    (41,413)  $     16,642   $        292
                                     ==========================================

     The Company and its subsidiaries have non-capital losses of approximately $1,971,000 to apply against future taxable income. These losses will expire as follows: $599,000 in 2008 and $1,372,000 in 2010.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

9.   Share Capital

     (a)  Authorized
             Unlimited special shares
             Unlimited common shares

     (b)  Issued Common Shares

                                                                  Number of
                                                                     Shares   Consideration
                                                                 --------------------------
          (i)   Pre-business combination for API Electronics
                Balance at May 31, 1999 to May 31, 2001                 100   $         100
                Issued upon the conversion of Note                       97         902,422
                                                                 --------------------------
                Balance at August 31, 2001                              197   $     902,522
                                                                 ==========================
          (ii)  Pre-business combination for the Company
                Balance at April 30, 2001                        13,179,020   $   2,985,416
                Share consolidation (Note 1(a))                  (8,786,048)             --
                                                                 --------------------------
                Balance at August 31, 2001                        4,392,972   $   2,985,416
                                                                 ==========================
          (iii) Issued from date of reverse take-over
                Share capital is comprised of the number of
                 issued and outstanding shares of the
                 Company and the stated capital of API
                 Electronics                                      4,392,972   $     902,522
                Shares issued upon the reverse take-over
                 Note 1(a))                                       6,500,000       1,173,273
                Shares issued upon exercise of stock options        210,000         125,707
                Shares issued upon exercise of warrants           3,200,842       1,920,505
                Shares issued upon exercise of broker warrants      500,000         250,000
                Shares issued as finders fee                        100,000         270,000
                                                                 --------------------------
                Balance May 31, 2002                             14,903,814   $   4,642,007
                Shares issued upon private placement -
                 June 2002                                          500,000       1,175,000
                Shares issued upon exercise of stock options        200,000         120,000
                Shares issued upon private placement -
                 February 2003                                    6,925,000       2,770,000
                Shares issued upon exercise of warrants              62,500          37,500
                                                                 --------------------------
                Balance at May 31, 2003                          22,591,314   $   8,744,507
                                                                 ==========================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

9.   Share Capital - (continued)

     (c)  Warrants

          Common shares purchase warrants ("Warrants")

          As at May 31, 2003 the following Warrants are outstanding and exercisable:

                    Number   Share for   Exercise              Expiry
               Outstanding    Warrants      Price                Date
               ------------------------------------------------------
                 1,649,579     1 for 1       0.45   February 28, 2004
                 1,649,579     1 for 1       0.75     August 30, 2004
                   500,000     1 for 1       3.00       June 30, 2004
                 3,400,000     1 for 1       0.60   February 28, 2005

          The continuity of common share purchase warrants is as follows:

          Warrants outstanding, April 30, 2001                    226,667
          Issued
          -  pursuant to advisory services                        250,000
          -  pursuant to business acquisition (Note 1a)
                -  Series A                                     3,250,000
                -  Series B                                     3,250,000
                -  Series A - broker warrants                     125,000
                -  Series B - broker warrants                     125,000
          Exercised
          -  Re: Advisory services                               (250,000)
          -  Series A                                          (1,600,421)
          -  Series B                                          (1,600,421)
          -  Series A - broker warrants                          (125,000)
          -  Series B - broker warrants                          (125,000)
                                                              -----------
          Warrants outstanding, May 31, 2002                    3,525,825
          Issued:
          -  Private Placement - June 2002                        500,000
          -  Private Placement - February 2003                  3,462,500
          Exercised
          -  Re: Private Placement - February 2003                (62,500)
          Expired
          -  Re: Advisory services                               (226,667)
                                                              -----------
          Warrants outstanding, May 31, 2003                    7,199,158
                                                              ===========

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

9.   Share Capital - (continued)

     (d)  Stock Options

          As at May 31, 2003 the following options are exercisable and outstanding:

                                     Number   Exercise            Expiry
                    Issued to   Outstanding      Price              Date
                    ----------------------------------------------------
                    Directors        50,000   $   0.45   August 31, 2006
                    Directors        50,000       0.75   August 31, 2006

          The continuity of stock options is as follows:

                                                            Weighted
                                                Number of    Average
                                                  Options      Price
                                                --------------------
          Options outstanding, April 30, 2001     123,667   $   7.08
          Cancelled                              (113,667)      7.65
          Granted - August 2001                   500,000       0.60
                  - April, 2002                    25,000       2.35
          Exercised                              (210,000)      0.60
                                                --------------------
          Options outstanding, May 31, 2002       325,000   $   0.73
          Cancelled  - February 2003              (25,000)     (2.35)
          Exercised                              (200,000)      0.60
                                                --------------------
          Options outstanding, May 31, 2003       100,000   $   0.60
                                                ====================

     (e)  Pro-forma Information

          During 2003, the Company modified 3,299,158 warrants to directors by extending the term of the warrant for one year as director compensation. The fair value has been estimated at the modification date using the Black-Scholes option pricing model. The current period compensation expense was calculated with the following assumptions: weighted average risk free interest rate of 4%, volatility factor of 44%, expected life of one year.

          The following is the Company's pro-forma information with the fair value method applied to the modification of warrants during the year:

                                                                           2003
                                                                     ----------
          Net loss for the year                                      $ (549,015)
          Compensation expense during the year on modified warrants    (189,702)
                                                                     ----------
          Pro-forma loss for the year                                $ (738,717)
                                                                     ----------
          Pro-forma loss per share                                   $    (0.04)
                                                                     ----------

--------------------------------------------------------------------------------
10.  Cash Flow Information

     (a)  Changes in non-cash working capital are as follows:

                                         2003         2002         2001
                                 --------------------------------------
          Accounts receivable    $   (507,471)  $    9,726   $  (74,096)
          Inventory                  (229,959)    (107,685)    (304,473)
          Unbilled revenue           (324,078)          --           --
          Prepaid expenses            (15,906)      86,370       (5,215)
          Accounts payable            338,346      (91,954)      66,143
          Deferred revenue            661,406           --           --
                                 --------------------------------------
                                 $    (77,662)  $ (103,543)  $ (317,641)
                                 ======================================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

10.  Cash Flow Information - (continued)

     (b)  Supplemental Cash Flow Information

                                                     2003         2002      2001
                                              ----------------------------------
          (i)  Non-cash transaction
               Convertible promissory note
                converted into common stock   $        --  $   902,422  $     --
               Disposal of capital assets in
                settlement of equipment loan           --      120,000        --
               Finders fee paid through
                issue of common shares                 --      270,000        --
               Shares issued on business
                acquisition (Note 1(a))                --    1,173,273        --
               Note received on business
                acquisition (Note 1(c))         1,475,652           --        --

          (ii) Cash paid for interest         $   107,789  $    37,467  $ 86,342

--------------------------------------------------------------------------------

11.  Related party Transactions

     (a) Included in capital asset additions are web site development costs in the amount of $Nil (2002 - $30,826) paid to a company of which a shareholder of the company is a director.

     (b) Included in consulting expenses are fees of $47,196 (2002 - $27,522, 2001 - $Nil) paid to an individual who is a director and officer of the Company.

     These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

--------------------------------------------------------------------------------

12.  Segmented Information

     (a) The Company's operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components.

                                                     2003           2002
                                            ----------------------------
          Revenue
             United States                  $   4,698,497  $   2,903,120
             Canada                             3,555,044             --
                                            ----------------------------
             Total                          $   8,253,541  $   2,903,120
                                            ============================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

12.  Segmented Information - (continued)

     (a)  (continued)
                                                            2003           2002
                                                    ---------------------------
          Total Assets
             Property and equipment
                United States                       $  1,801,069  $   1,209,281
                Canada                                 1,474,910      1,658,101
             Goodwill
                United States                                                --
                Canada                                   918,529        962,529
             Other assets
                United States                          6,456,300      2,104,140
                Canada                                 2,844,413      2,601,108
                                                    ---------------------------
                                                    $ 13,495,221  $   8,535,159
                                                    ===========================
          Segment profit (loss)
             United States                          $    608,220  $     308,231
             Canada                                      653,643             --
                                                    ---------------------------
             Total                                     1,261,863        308,231
             Business development                        355,042        501,583
             General and administrative                1,478,776        685,747
             Other income                                (89,316)       (75,565)
             Interest expense                            107,789         37,467
             Income tax expense                          (41,413)        16,642
                                                    ---------------------------
             Net profit (loss)                      $   (549,015) $    (857,643)
                                                    ===========================

     (b)  Major Customer
                                                     2003       2002       2001
                                                    ---------------------------
          Revenue
             U.S. Department of Defence                 3%        20%        22%
             U.S. Department of Defence
              subcontractors                           50%        50%        44%

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)
May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

13.  Per Share Data

     The weighted average number of shares issued and outstanding for the year ended May 31, 2003 was 17,780,897 (2002 - 10,742,248). The number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

     The effect of the exercise of outstanding options and warrants would be anti-dilutive.

     For comparative purposes, the May 31, 2001 weighted average number of shares is 6,500,000, the actual number of shares issued to the legal subsidiary in the reverse takeover described in note 1(a).
--------------------------------------------------------------------------------

14.  Economic Dependence

     Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

     Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company's revenue (Note 12), management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.
--------------------------------------------------------------------------------

15.  Commitments and Contingencies

     (a)  Rent

          The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2003.

                      2004                   $  30,822
                      2005                      22,243
                      2006                       9,889

     (b)  401(k) Plan

          During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the year ended May 31, 2003, the Company incurred $9,714 (2002 - $30,157, 2001 - $17,425) as its obligation under the terms of the plan. Of this amount $9,714 (2002 - $30,157, 2001 - $17,425) has been charged to general and administrative expenses.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

16.  Comparative Figures

     Comparative figures have been reclassified to conform with current year presentation.
--------------------------------------------------------------------------------

17.  Generally Accepted Accounting Principles in Canada and the United States

     The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except as follows:

     (a)  Portfolio Investments

          Under accounting principles generally accepted in Canada ("Canadian GAAP"), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments that are not held for trading purposes are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder's equity section of the balance sheet. These investments include shares in venture issuers and Income Trust Units.

     (b)  Stock Options and Warrants

          Under US GAAP (FAS 123), stock options granted to non-employees are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, under Canadian GAAP the options are disclosed and no compensation expense is recorded. The Company had no consultant options issued or outstanding.

          The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. In 2002 the exercise price of 300,000 stock options outstanding to directors was less than the market value of the shares at the date granted, therefore, a compensation expense of $54,000 was recognized for US GAAP purposes. No options were granted during 2003.

          In 2003, the Company modified the terms of certain warrants outstanding to directors by extending the term of the warrants for one year. The intrinsic value of the warrants at the modification date was $1,319,663 and an additional compensation expense in this amount was recognized in 2003.

     (c)  Other Comprehensive Income

          Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

          Other comprehensive income (loss), which includes foreign currency translation adjustments, is shown for US purposes in the Statement of Shareholders' Equity.

          Other comprehensive income (loss) also includes the unrealized holding gains and losses in the available-for-sale securities see (Note 2).

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (d)  Income Tax Provision

          Under US GAAP, Investment Tax Credits related to the Company's research and development activities would be netted against the income tax provision rather than reducing the research and development expenses included in general and administrative expenses. Under US GAAP, the general and administrative expenses would be higher by $22,316 (2002 - $Nil, 2001 - $Nil) and the income tax provision would be reduced by the same amount.

     (e)  Recently Issued United States Accounting Standards

          SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of this statement did not have a material effect on the financial position and results of operation.

          In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year beginning after June 15, 2002. Currently, the Company is assessing, but, has not yet determined how the adoption of SFAS No. 143 will impact its financial position and results of operation.

          In August 2001, the FASB issued Statement of Financing Accounting Standards No. 144 "Accounting Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". This statement clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment loss related to the carrying value of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (e)  Recently Issued United States Accounting Standards

          In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 46, Amendment of FASB Statement No. 13, and Technical Corrections". This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB 30 to determine whether or not it should be classified as an extraordinary item. Additionally the statement contains other corrections to authoritative accounting literature in SFAS No. 4, 44 and 46. The changes in SFAS No. 145 related to debt extinguishment become effective for fiscal years beginning after May 15, 2002, and the other changes were effective for all financial statements issued on or after May 15, 2002. The adoption of this statement did not impact its financial position and results of operations.

          In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exists or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not impact its financial position and results of operation.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" which amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. The adoption of SFAS No. 148 did not have a significant impact on the Company's consolidated financial position or results of operations.

          In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 for certain entities in which equity investors do not have the characteristics for a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the second quarter of fiscal 2004 to variable interest entities in which the Company may hold a variable interest that it acquired before February 1, 2003. The provisions of FIN No. 46 require that the Company immediately disclose certain information if it is reasonably possible that the Company will be required to consolidate or disclose variable interest entities when FIN No. 46 becomes effective. The Company has determined that it does not have a significant interest in such entities requiring the related disclosure based on its preliminary analysis and assessment.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Generally Accepted Accounting Principles in Canada and the United States - (continued)

     (e)  Recently Issued United States Accounting Standards - (continued)

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material effect on the financial position and results of operations.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity". SFAS No. 150 establishes a standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management is of the opinion that the adoption of this statement will not have a material effect on the financial position and results of operations.

     (f)  The impact of the foregoing on the financial statements is as follows:

                                                        2003           2002
                                                   ----------------------------
          Total assets Canadian GAAP               $  13,495,221   $  8,535,159
          Unrealized gain on investments                  51,569          3,192
                                                   ----------------------------
          Total assets US GAAP                     $  13,546,790   $  8,538,351
                                                   ============================
          Total liabilities Canadian and US GAAP   $   5,214,551   $  4,060,588
                                                   ----------------------------
          Shareholders' equity Canadian GAAP           8,280,670      4,474,571
          Unrealized gain on investments in
           US GAAP                                        51,569          3,192
                                                   ----------------------------
          Shareholders' equity US GAAP                 8,332,239      4,477,763
                                                   ----------------------------
                                                   ============================
          Total liabilities and shareholders'
           equity US GAAP                          $  13,546,790   $  8,538,351

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

May 31, 2003, 2002 and 2001
--------------------------------------------------------------------------------

17. Generally Accepted Accounting Principles in Canada and the United States - (continued)

                                          2003           2002           2001
                                      ------------------------------------------
Net income (loss) per Canadian GAAP   $   (549,015)  $   (857,643)  $    102,101
Compensation expense                    (1,319,663)       (54,000)            --
                                      ------------------------------------------
Net income (loss) US GAAP               (1,868,678)      (911,643)       102,101
Unrealized gain on investments              48,377          3,192             --
                                      ------------------------------------------
Comprehensive net income (loss)
 US GAAP                              $ (1,820,301)  $   (908,451)  $    102,101
                                      ==========================================
Basic and diluted net income (loss)
 per share US GAAP                    $      (0.10)  $      (0.09)  $       0.03
                                      ==========================================
Shares used in the computation of
 basic earnings (loss) per share        17,780,897     10,475,539      3,299,492
                                      ==========================================
Shares used in the computation of
 diluted earnings (loss) per share      17,780,897     10,475,539      3,832,910
                                      ==========================================
                                      ==========================================

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

          1.7    Restated Bylaws effective October 8, 2003/(7)/

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

          2.7    2003 Stock Option Plan/(7)/

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

          4.52 Form of Common Share Purchase Warrant dated as of October 12, 1999/(3)/

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

          4.59 Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and
                 Termination./(3)/

          4.60   Warrant to Purchase Common Shares of Stroud Resources Inc./(3)/

          4.61 Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc./(3)/

          4.62 Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. And Opus Minerals Inc./(3)/

          4.63 Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. ("IRG") pursuant to which IRG will provide ongoing investor relations activities to the Company. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001./(4)/

          4.64 Stock option agreement dated November 15, 1999 whereunder the Company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001./(4)/

          4.65 Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike./(4)/

          4.66 Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks.com in consideration for the allotment of issuance of 6,800,000 Common Shares of the Company./(4)/

          4.67 Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002./(4)/

          4.68 Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company./(4)/

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

          4.73 Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of $3.00 on or before August 8, 2002./(4)/

          4.74 Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent's employment was terminated effective May 31, 2001. The options expired August 29, 2001./(5)/

          4.75   Stock Option Agreement dated June 26, 2000 granting Elizabeth
                 J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood - See Exhibit 3.92 below)./(5)/

          4.76 Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall - See Exhibit 3.93 below)./(5)/

          4.77 Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below)./(5)/

          4.78 Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001./(5)/

          4.79 Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below)./(5)/

          4.80 Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin's employment was terminated effective February 9, 2001. The options expired May 9, 2001./(5)/

          4.81 Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) $2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2000, and the related stock options have lapsed./(5)/

          4.82 Release dated March 1, 2001 by George Mr. Stubos whereby Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $35,000./(5)/

          4.83 Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $25,000./(5)/

          4.84 Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 3,890,000 Common Shares and (iii) cancel his option to buy 290,000 Common Shares, in exchange for $209,000 to be paid by the Company immediately at the time of the Release and $60,000 to be paid as set forth in the Consulting Agreement./(5)/

          4.85 Letter of Agreement for Website Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide website set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice./(5)/

          4.86 Website Publisher Agreement dated June 11, 2001 with Engage, Inc. ("Engage") granting Engage the right to sell advertising space on the Company's website in exchange for Engage's agreement to pay the Company a royalty of 50% on all Net Advertising Revenue./(5)/

          4.87 Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. ("API") dated June 19, 2001./(5)/

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

          4.91 Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the Company./(5)/

          4.92 Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at Canadian $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5)/

          4.93 Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices--see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5)/

          4.94 Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation for consideration of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one Common Share, 1/2 of one Series A Common Share purchase warrant exercisable at $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B Common Share purchase warrant exercisable at $.75 for a period of two years from date of issuance./(5)/

          4.95 Agreement of Merger, dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of common stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. ("IC"), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation./(5)/

          4.96 Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006./ /The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5) /

          4.97 Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006./ /The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5)/

          4.98 Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006./ /The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices - See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report./(5)/

          4.99 Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders./(6)/

          4.100 Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions./(6)/

          4.101 Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000./(6)/

          4.102 Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000./(6)/

          4.103 Subscription Agreement dated June 11, 2002, between the Company and Aton Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000./(6)/

          4.104 Subscription Agreement dated January 31, 2003, between the Company and Eusibio Mario Lopez Perez pursuant to which Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000./(7)/

          4.105 Stock Purchase Warrant issued by the Company to Eusibio Mario Lopez Perez to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.106 Subscription Agreement dated February 3, 2003, between the Company and Thomas Christen pursuant to which Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000./(7)/

          4.107 Stock Purchase Warrant issued by the Company to Thomas Christen to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.108 Subscription Agreement dated February 6, 2003, between the Company and Les Immeubles Desco Inc. pursuant to which Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000./(7)/

          4.109 Stock Purchase Warrant issued by the Company to Les Immeubles Desco Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.110 Subscription Agreement dated February 3, 2003, between the Company and Ming Capital Enterprises Inc. pursuant to which Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000./(7)/

          4.111 Stock Purchase Warrant issued by the Company to Ming Capital Enterprises Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.112 Subscription Agreement dated February 3, 2003, between the Company and

                 Partner Marketing AG pursuant to which Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000./(7)/

          4.113 Stock Purchase Warrant issued by the Company to Partner Marketing AG to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.114 Subscription Agreement dated February 3, 2003, between the Company and Seloz Gestion & Finance SA, Switzerland pursuant to which Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000./(7)/

          4.115 Stock Purchase Warrant issued by the Company to Seloz Gestion & Finance SA, Switzerland to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.116 Subscription Agreement dated February 3, 2003, between the Company and Shangri-La Investments Inc. pursuant to which Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000./(7)/

          4.117 Stock Purchase Warrant issued by the Company to Shangri-La Investments Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.118 Subscription Agreement dated January 20, 2003, between the Company and Stick Capital Inc. pursuant to which Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000./(7)/

          4.119 Stock Purchase Warrant issued by the Company to Stick Capital Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.120 Subscription Agreement dated February 3, 2003, between the Company and Syrah Invest Corp. pursuant to which Syrah Invest Corp. purchased from the

                 Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000./(7)/

          4.121 Stock Purchase Warrant issued by the Company to Syrah Invest Corp. to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.122 Subscription Agreement dated February 3, 2003, between the Company and Terraco Holding S.A. pursuant to which Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000./(7)/

          4.123 Stock Purchase Warrant issued by the Company to Terraco Holding S.A. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.124 Subscription Agreement dated February 3, 2003, between the Company and Hans Schopper pursuant to which Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000./(7)/

          4.125 Stock Purchase Warrant issued by the Company to Hans Schopper to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.126 Subscription Agreement dated January 27, 2003, between the Company and Kostas Papakostas pursuant to which Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $20,000./(7)/

          4.127 Stock Purchase Warrant issued by the Company to Kostas Papakostas to purchase an aggregate of 25,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.128 Subscription Agreement dated January 16, 2003, between the Company and Dart Management Corporation pursuant to which Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the

                 Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $240,000./(7)/

          4.129 Stock Purchase Warrant issued by the Company to Dart Management Corporation to purchase an aggregate of 300,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.130 Subscription Agreement dated February 3, 2003, between the Company and Crystal Overseas Trading Inc. pursuant to which Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000./(7)/

          4.131 Stock Purchase Warrant issued by the Company to Crystal Overseas Trading Inc. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.132 Subscription Agreement dated February 6, 2003, between the Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG pursuant to which Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $80,000./(7)/

          4.133 Stock Purchase Warrant issued by the Company to Bank Sal. Oppenheim jr. & Cie (Schweiz) AG to purchase an aggregate of 100,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two-year period beginning February 6, 2003./(7)/

          4.134 Subscription Agreement dated February 6, 2003, between the Company and Asian Capital Limited pursuant to which Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000./(7)/

          4.135 Stock Purchase Warrant issued by the Company to Asian Capital Limited to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.136 Subscription Agreement dated February 6, 2003, between the Company and 1530403 Ontario Inc. pursuant to which 1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $120,000./(7)/

          4.137 Stock Purchase Warrant issued by the Company to 1530403 Ontario Inc. to purchase an aggregate of 150,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.138 Subscription Agreement dated February 6, 2003, between the Company and 1057111 Ontario Ltd. pursuant to which 1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $40,000./(7)/

          4.139 Stock Purchase Warrant issued by the Company to 1057111 Ontario Ltd. to purchase an aggregate of 50,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003./(7)/

          4.140 Asset Purchase Agreement made as of February 6, 2003, by and among TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc. pursuant to which API Electronics Group Inc.'s wholly-owned subsidiary, TM Systems II, Inc. purchased certain assets of TM Systems, Inc./(7)/

          4.141 Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Irwin Shuldman, confirming Mr. Shuldman's employment as an executive officer with TM Systems II, Inc. for a period of one year./(7)/

          4.142 Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Walter Weiner, confirming Mr. Weiner's employment as an executive officer with TM Systems II, Inc. for a period of one year./(7)/

     8.   Miscellaneous:

          8.1    List of Subsidiaries/(7)/

     12.  Certifications Under Section 13a-14(a) of the Securities Exchange Act:

          12.1 Certification Under Section 13a-14(a) of the Securities Exchange Act./(7)/

          12.2 Certification Under Section 13a-14(a) of the Securities Exchange Act./(7)/

          12.3 Certification Under Section 13a-14(a) of the Securities Exchange Act./(7)/

     13.  Certifications Pursuant to Section 906 of the Sarbanes Oxley Act of
          2002:

          13.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002./(7)/

          13.2 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002./(7)/

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

(2) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998.

(3) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999.

(4) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000.

(5) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 2001.

(6) Incorporated by reference from the Company's Annual Report on Form 20-F, File No. 029142, filed on November 27, 2002.

(7)  Filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 25th day of November, 2003.

                                        API ELECTRONICS GROUP INC.


                                        By:  /s/ Thomas W. Mills
                                             -----------------------------------
                                             Thomas W. Mills, President

       As filed with the Securities and Exchange Commission on November 25, 2003
                                                    Commission File No.: 0-29142
================================================================================


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

                           API ELECTRONICS GROUP INC.

                           ANNUAL REPORT ON FORM 20-F

                               FILED EXHIBIT INDEX
                               -------------------

 Exhibit
  Number                                 Description
--------------------------------------------------------------------------------

1.7          Restated Bylaws effective October 8, 2003.

2.7          2003 Stock Option Plan.

4.104 Subscription Agreement dated January 31, 2003, between the Company and Eusibio Mario Lopez Perez pursuant to which Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.

4.105 Stock Purchase Warrant issued by the Company to Eusibio Mario Lopez Perez to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.106 Subscription Agreement dated February 3, 2003, between the Company and Thomas Christen pursuant to which Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.

4.107 Stock Purchase Warrant issued by the Company to Thomas Christen to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.108 Subscription Agreement dated February 6, 2003, between the Company and Les Immeubles Desco Inc. pursuant to which Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.

4.109 Stock Purchase Warrant issued by the Company to Les Immeubles Desco Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.110 Subscription Agreement dated February 3, 2003, between the Company and Ming Capital Enterprises Inc. pursuant to which Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.

4.111 Stock Purchase Warrant issued by the Company to Ming Capital Enterprises Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.112 Subscription Agreement dated February 3, 2003, between the Company and Partner Marketing AG pursuant to which Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.

4.113 Stock Purchase Warrant issued by the Company to Partner Marketing AG to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.114 Subscription Agreement dated February 3, 2003, between the Company and Seloz Gestion & Finance SA, Switzerland pursuant to which Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.

4.115 Stock Purchase Warrant issued by the Company to Seloz Gestion & Finance SA, Switzerland to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.116 Subscription Agreement dated February 3, 2003, between the Company and Shangri-La Investments Inc. pursuant to which Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.

4.117 Stock Purchase Warrant issued by the Company to Shangri-La Investments Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.118 Subscription Agreement dated January 20, 2003, between the Company and Stick Capital Inc. pursuant to which Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.

4.119        Stock Purchase Warrant issued by the Company to Stick Capital Inc.
             to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.120 Subscription Agreement dated February 3, 2003, between the Company and Syrah Invest Corp. pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.

4.121        Stock Purchase Warrant issued by the Company to Syrah Invest Corp.
             to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.122 Subscription Agreement dated February 3, 2003, between the Company and Terraco Holding S.A. pursuant to which Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.

4.123 Stock Purchase Warrant issued by the Company to Terraco Holding S.A. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.124 Subscription Agreement dated February 3, 2003, between the Company and Hans Schopper pursuant to which Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.

4.125 Stock Purchase Warrant issued by the Company to Hans Schopper to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.126 Subscription Agreement dated January 27, 2003, between the Company and Kostas Papakostas pursuant to which Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $20,000.

4.127 Stock Purchase Warrant issued by the Company to Kostas Papakostas to purchase an aggregate of 25,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.128 Subscription Agreement dated January 16, 2003, between the Company and Dart Management Corporation pursuant to which Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $240,000.

4.129 Stock Purchase Warrant issued by the Company to Dart Management Corporation to purchase an aggregate of 300,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.130 Subscription Agreement dated February 3, 2003, between the Company and Crystal Overseas Trading Inc. pursuant to which Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.

4.131 Stock Purchase Warrant issued by the Company to Crystal Overseas Trading Inc. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.132 Subscription Agreement dated February 6, 2003, between the Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG pursuant to which Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $80,000.

4.133 Stock Purchase Warrant issued by the Company to Bank Sal. Oppenheim jr. & Cie (Schweiz) AG to purchase an aggregate of 100,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two-year period beginning February 6, 2003.

4.134 Subscription Agreement dated February 6, 2003, between the Company and Asian Capital Limited pursuant to which Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.

4.135 Stock Purchase Warrant issued by the Company to Asian Capital Limited to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.136 Subscription Agreement dated February 6, 2003, between the Company and 1530403 Ontario Inc. pursuant to which 1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $120,000.

4.137 Stock Purchase Warrant issued by the Company to 1530403 Ontario Inc. to purchase an aggregate of 150,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.138 Subscription Agreement dated February 6, 2003, between the Company and 1057111 Ontario Ltd. pursuant to which 1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $40,000.

4.139 Stock Purchase Warrant issued by the Company to 1057111 Ontario Ltd. to purchase an aggregate of 50,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.

4.140 Asset Purchase Agreement made as of February 6, 2003, by and among TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc. pursuant to which API Electronics Group Inc.'s wholly-owned subsidiary, TM Systems II, Inc. purchased certain assets of TM Systems, Inc.

4.141 Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Irwin Shuldman, confirming Mr. Shuldman's employment as an executive officer with TM Systems II, Inc. for a period of one year.

4.142 Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Walter Weiner, confirming Mr. Weiner's employment as an executive officer with TM Systems II, Inc. for a period of one year.

8.1          List of Subsidiaries.

12.1         Certification Under Section 13a-14(a) of the Securities Exchange
             Act.

12.2         Certification Under Section 13a-14(a) of the Securities Exchange
             Act.

12.3         Certification Under Section 13a-14(a) of the Securities Exchange
             Act.

13.1         Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002.

13.2         Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002.