Form 20-F
period 2004-05-31
API ELECTRONICS GROUP INC
filed 2004-11-22
CIK 1022282

As filed with the Securities and Exchange Commission on November 22, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-29142

API ELECTRONICS GROUP CORP.

(formerly API Electronics Group Inc. and previously, InvestorLinks.com Inc.)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

2,384,863 Common Shares as of

October 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐	Inapplicable ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for the two year period ended May 31, 2004, and the selected consolidated balance sheet data set forth below at May 31, 2004 and May 31, 2003 are derived from the consolidated financial statements of the Company included in Part III, Item 17 of this Annual Report, which consolidated financial statements have been audited by BDO Dunwoody LLP.

The Company acquired API Electronics, Inc. (“API”) in August 2001. API is deemed to be the acquirer for Canadian generally accepted accounting principles (“Cdn. GAAP”). For US generally accepted accounting principles (“US GAAP”), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 and 2000 for Cdn. GAAP and US GAAP included in the selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. API has conducted operations for approximately twenty-six (26) years.

Note 1(a) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company’s acquisition (the “Filtran Acquisition”) of the outstanding shares of Filtran, Inc., Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited, collectively referred to as the “Filtran Group” of companies as of May 31, 2002. For Cdn. GAAP and US GAAP the Filtran Group acquisition has been accounted for using the purchase method.

Note 1(b) to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Company’s purchase, through its wholly-owned subsidiary, TM Systems II, Inc. (“TM Systems”) of the assets of TM Systems, Inc. (the “TM Systems Acquisition”), as of February 6, 2003. For Cdn. GAAP and US GAAP, the TM Systems Acquisition has been accounted for using the purchase method.

Because of the reverse take-over of the Company by API, the Selected Financial Data for Cdn. GAAP and US GAAP does not include any financial data for InvestorLinks.com Inc. (“InvestorLinks”), the Company’s former name prior to API Electronics Group Inc. Prior to the acquisition of the Company by API on August 31, 2001, the Company closed its Internet website, then its primary business, and wrotedown all related assets to their estimated net recoverable amounts.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Part III, Item 17 of this Annual Report, and “Item 5 — Operating and Financial Review and Prospects” herein.

The information set forth in this Annual Report is current as of November 5, 2004, unless an earlier or later date is indicated, and references to the “date of this Annual Report” shall be deemed to refer to such date.

The Company’s accounts are presented in US dollars. In this Annual Report, all dollar amounts are expressed in US dollars except where otherwise indicated.

Selected Consolidated Financial Data

API Electronics Group Corp.

(formerly known as API Electronics Group Inc. and previously, InvestorLinks.com Inc.)

Prepared Pursuant to

United States Generally Accepted Accounting Principles

(In thousands of US $, except per share data)

	Fiscal Years Ended May 31 Audited(1)
	2004	2003	2002	2001	2000
Income Statement Data:
Net sales	$11,278	$8,254	$2,903	$2,653	$1,787
Income (loss) from operations	<624>	<1,891>	<933>	175	<281>
Net income (loss)	<593>	<1,869>	<911>	102	<367>
Net income (loss) per common share	<0.25>	<1.05>	<0.85>	0.16	<0.56>
Balance Sheet Data:
Current assets.	5,029	6,981	4,383	1,672	1,328
Capital assets	3,000	3,289	2,867	882	803
Goodwill and intangible assets	2,863	3,241	1,288	10	21
Total assets	10,892	13,547	8,538	2,564	2,153
Current liabilities	1,947	4,734	2,231	742	688
Long-term debt	106	232	1,299	1,495	1,240
Future income tax liability	209	248	530	—	—
Shareholders’ equity	8,630	8,333	4,478	327	225
Shares used in the computation of basic and diluted loss per share	2,339	1,778	1,074	650	650

(1)	On September 15, 2004, the Company effected a ten (10) for one (1) common share consolidation. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

Selected Consolidated Financial Data

API Electronics Group Corp.

(formerly known as API Electronics Group Inc. and previously, InvestorLinks.com Inc.)

Prepared Pursuant to

Canadian Generally Accepted Accounting Principles

(In thousands of US $, except per share data)

	Fiscal Years Ended May 31 Audited(1)(2)
	2004	2003	2002	2001	2000
Statement of Operations:
Net sales	$11,278	$8,254	$2,903	$2,653	$1,787
Income (loss) for operations	<422>	<620>	<879>	175	<281>
Net income (loss)	<342>	<598>	<858>	102	<306>
Earnings (loss) per common share	<0.15>	<0.34>	<0.80>	0.16	-<0.47>
Balance Sheet Data:
Current assets.	5,021	6,930	4,380	1,672	1,328
Capital assets	3,000	3,276	2,867	882	803
Goodwill and intangible assets	2,863	3,241	1,288	10	21
Total assets	10,884	13,447	8,535	2,564	2,153
Current liabilities	1,947	4,734	2,231	742	688
Long-term debt	106	232	1,299	1,132	1,240
Future income tax liability	209	248	530	—	—
Shareholders’ equity	8,622	8,233	4,475	690	225
Shares used in the computation of basic and diluted loss per share	2,339	1,778	1,074	650	650

(1)	On September 15, 2004, the Company effected a ten (10) for one (1) common share consolidation. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

(2)	During 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for 2004 of $135,881. The change has been accounted for on a retroactive basis with restatement of the 2003 year figures. The effect of the change is to increase amortization in 2003 by $48,531, the deficit of 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see Note 17 to the consolidated financial statements of the Company for its fiscal year ended May 31, 2004 included in Item 17 of this Annual Report.

Dividend Policy

The Company has not paid any dividends, in cash or in kind, during the financial years ended May 31, 2000 through 2004 and does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.	RISK FACTORS

In the discussion below, unless the context requires otherwise, references to the Company shall include its subsidiaries, API, Filtran Group and TM Systems.

Uncertainties and Risk Factors

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On August 31, 2001, the Company completed an acquisition through which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API. As of May 31, 2002, the Company acquired Filtran Group, an affiliated group of companies that are suppliers of electronic components for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada. Effective February 6, 2003, the Company acquired the assets of TM Systems, Inc. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment, that are sold to military contractors with multi-national operations. Prior to August 2001, the primary business of the Company for the period beginning June 6, 2000 and ending August 31, 2001 was the operation of the Internet investment site www.InvestorLinks.com through its wholly-owned subsidiary IL Data Canada, Inc. (“IL”). The Company’s website activities were effectively discontinued prior to April 30, 2001 and the related assets were sold during the fiscal year ended May 31, 2002. Prior to June 6, 2000, the Company had been engaged in developing and exploiting mineral properties. Because of the complete change in the Company’s business resulting from the August 31, 2001 acquisition of API, the risk factors below focus only on the Company’s semiconductor, microelectronic circuit, electronic component and related military equipment business activities since the acquisition of API. The risks of the Company’s prior business activities are no longer relevant to the Company.

General Risks and Risks Relating to an Investment in the Securities of the Company

Stock Market Price and Volume Volatility

The market for the common stock of the Company has been volatile. The stock price is volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company’s Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. Over the years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company’s Common Stock also can be expected to continue to be subject to significant volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s Common Stock in the United States, the market has limited liquidity and the stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

Stock Market Issues

The Company’s Common Stock currently trades on the OTC Bulletin Board (“OTCBB”) in the United States. The OTCBB is operated by NASDAQ. The Company may file an application to be quoted on the NASDAQ small cap market. Unlike the OTCBB, the NASDAQ small cap market has corporate governance and other public interest standards, which the Company will have to meet. Such standards and regulations may restrict the Company’s capital raising or other activities by requiring stockholder approval for certain issuances of stock, for certain acquisitions, and for the adoption of stock option or stock purchase plans. The Company also will have to provide proxy statements to shareholders for all shareholders meetings. The Company will have to adopt a Code of Ethics for its officers, directors and employees. In addition, to meet NASDAQ’s requirements, a majority of the members of the Company’s Board of Directors will have to be independent directors as defined by NASDAQ. The independent directors must have regularly scheduled meetings at which only independent directors are present. Compensation of the chief executive officer of the Company must be determined, or recommended to the Board of Directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors, and the chief executive officer cannot be present during voting or deliberations. Compensation of all other executive officers must be determined, or recommended to the Board of Directors either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. Director nominees must either be selected, or recommended for selection by the Board of Directors either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. The nominations process must be set forth in a formal written charter or a Board of Directors’ resolution. The Company will have to adopt a written audit committee charter. In addition, the audit committee will have to be composed of at least three (3) members, all of whom are independent as defined by NASDAQ, and under SEC Rule 10A-3(c), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three (3) years. One member of the audit committee must have specified employment experience in finance or accounting. The new rules become effective for small business filers such as the Company on July 31, 2005. Until that date, the Company would have to be in compliance with the prior NASDAQ rules, which require that small business issuers like the Company establish and maintain an audit committee of at least two members, a majority of which are independent. These rules would require the Company to have an audit committee composed of a majority of independent directors with a minimum of two members. Accordingly, the Company would have to appoint two independent directors to serve on its audit committee and one of its current audit committee members would have to resign, so that its audit committee would consist of a majority of independent directors. The Company does not currently meet NASDAQ’s corporate governance requirements. In order to attract independent directors, the Company anticipates that it will need to purchase directors and officers insurance, which is costly.

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

Reverse Stock Split or Common Share Consolidation

The Company effected a one (1) for ten (10) common share consolidation on September 15, 2004. The common share consolidation was approved by the Company’s shareholders at the Company’s annual meeting in October 2003. The Company’s management proposed the common share consolidation as a means to increase the price of the Company’s stock sufficiently to enable the Company to qualify for listing on the NASDAQ small cap market, should management determine to do so. Although the common share consolidation is intended to increase the Company’s stock price, the stock price may not increase proportionately to the common share consolidation and the Company’s aggregate market value may decline.

Change of Domicile to Delaware

The Company’s shareholders approved the Company’s change of domicile to Delaware at the Company’s annual meeting in October 2003. Before the Company can change its domicile to Delaware, it will have to file a registration statement with the United States (“US”) Securities and Exchange Commission registering its stock under the Securities Act of 1933. If the Company changes its domicile (reincorporates) to Delaware, then the Company will become subject to US federal securities laws and Delaware state corporate law. The Company will no longer be a foreign private issuer under the US securities laws and will become subject to the more extensive reporting requirements and corporate governance standards applicable to domestic US entities. The Company’s financial statements will be prepared in accordance with US GAAP. The Company would be likely to incur additional expenses and legal requirements as a result of becoming a Delaware corporation. Management of the Company will change the Company’s domicile only if it believes such action is in the long term best interests of the Company.

Dilution Through Employee, Director and Consultant Options and Warrants

Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company has and intends in the future to grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its Common Stock as non-cash incentives. The Company has adopted a stock option plan expressly for this purpose. Subject to certain limitations, those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of the date of this Annual Report, the

Company has granted outstanding options to purchase 550,000 Common Shares to employees, directors, and consultants, and has issued warrants to purchase 594,916 Common Shares to its directors. There have been proposals from lawmakers in the United States to require that options be expensed when issued. Under Canadian Generally Accepted Accounting Principals, the Company must expense options issued beginning June 1, 2004.

Rights Plan

The Company has adopted a stockholder rights plan that is designed to make any person that is interested in acquiring more than twenty percent (20%) of the common shares of the Company to do so by way of a type of bid that the Company has determined is fair to stockholders (“Permitted Bids”). Other types of bids will activate certain stockholders rights to purchase shares at fifty percent (50%) below the market price, which are intended to make those types of bids other than Permitted Bids, prohibitively expensive. The existence of the stockholder rights plan may discourage potential bidders and make the Company less likely to become a takeover candidate. Although the Company adopted the stockholder rights plan to protect the stockholders and the value of their stock, the adoption of this plan may not be in the stockholders best interest in all cases.

Dividends

The Company intends to invest all available funds to finance the growth of the Company’s business and therefore investors cannot expect to receive any dividends on the Common Stock of the Company in the foreseeable future. Even if the Company were to determine that a dividend could be declared, the Company could be precluded from paying dividends by restrictive provisions of loans, leases or other financing documents or by legal prohibitions under applicable corporate law.

Directors and Assets Outside United States

Since certain of the Company’s past directors and two of its current directors are domiciled outside of the United States, it may not be possible to effect service of process upon such directors, and since all or a substantial portion of the assets of such directors are located outside the United States, there may be difficulties in enforcing against such directors judgments obtained in United States courts. Also, because a significant portion of the Company’s assets are located outside the United States, there may be difficulties in enforcing against the Company judgments obtained in United States courts. If the Company does not change its domicile to the United States, the same risks exist with respect to directors and assets outside of Canada.

Adjustments and Changes Resulting from Acquisitions

We have recently expanded our operations through strategic acquisitions, specifically, the Filtran Acquisition and the TM Systems Acquisition, and may continue to expand and diversify our operations with additional acquisitions. While we believe we have adequately integrated these companies into our operations, there are risks involved with this process. Some of the risks that may continue to affect our ability to integrate acquired companies include those associated with:

•	unexpected losses of key employees or customers of the acquired companies;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating our new product and process development;

•	retaining management from the acquired companies, hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

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

Integrating acquired organizations and their products and services may be difficult, expensive, time-consuming and a strain on our resources and our relationships with employees and customers and ultimately may not yield the expected results.

Possibility of Good-Will Impairments

All public companies have been required to adopt Statement of Financial Accounting Standard No. 142 (“SFAS 142”), which changes the accounting for goodwill from an amortization method to an impairment-only approach. We early adopted this standard at the beginning of fiscal year 2003. Consequently, goodwill and other intangible assets with indefinite lives will no longer be amortized, while those intangible assets with known useful lives will continue to be amortized over their respective useful lives. At least annually, we are required to reassess whether there has been an impairment of goodwill in any one or more business units, which would, if we determine that impairment exists, result in a charge to earnings and a reduction in goodwill on our balance sheet. Whenever we determine that there has been an impairment of goodwill or other intangible assets with indefinite lives, we will record an impairment loss equal to the excess of the carrying value of goodwill over its then fair value. The identification of intangible assets and the determination of the fair value and useful lives of goodwill and other intangible assets are subjective in nature and often involve the use of significant estimates and assumptions. The judgments made in determining the estimated useful lives assigned to each class of assets can significantly affect net income. The rules of SFAS 142 are complex and very restrictive. SFAS 142 is more restrictive than the previously followed SFAS 121. SFAS 142 uses a more restrictive approach than the prior method of determining impairment under GAAP.

Goodwill was acquired through the common share purchase of the Filtran Group (Filtran Limited, Filtran Inc., Canadian Dataplex Limited, and Tactron Communications (Canada) Limited) on May 31, 2002. It consists of proprietary designs, customer lists, distribution channels, and intellectual property. As at May 31, 2004, management has determined that there has been no impairment in the valuation of goodwill.

The value of intangible assets, including goodwill, is exposed to future adverse changes if we experience any declines in operating results or if any negative industry or economic trends or other factors in future performance are below projections that we currently use in making estimates. The estimates that are used in the evaluation of goodwill and other intangible assets are consistent with the plans and estimates that we use to manage our business. If new products fail to gain market acceptance or if market projections are otherwise too big, revenue and other forecasts will not be achieved, and additional impairment charges to goodwill may be recorded as a result.

To the extent of the non-impaired goodwill and to the extent of any goodwill of any business that we acquire in the future, a future impairment could also affect our future results and balances in a similar way.

Certain Forward-looking Statements

This Annual Report (including the documents incorporated or deemed to be incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Annual Report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, the state of the international, federal, state and local regulatory environment, lack of demand for the Company’s products and services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

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

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders

The Company’s officers, directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold substantial amounts of the outstanding stock of the Company and as a result will have a controlling influence on (i) matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and (ii) the Company’s management and affairs. However, these persons, acting alone, do not have sufficient numbers of votes to approve matters submitted to stockholders. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock. If the Company becomes listed on the NASDAQ small cap market, then the Company will become subject to NASDAQ’s corporate governance rules which require, among other things, shareholder approval of (i) a number of related party transactions, (ii) certain stock issuances, and (iii) other corporate reorganizations. Accordingly, the Company will need to prepare a proxy statement that will be reviewed by the SEC disclosing material aspects of any such transaction and seek shareholder approval of the proposed transactions. Under the NASDAQ rules, related party transactions must be approved by the audit committee.

Accounting for Issuance of Stock Options

Under US GAAP (FAS 123), stock options granted to non-employees are recognized as an expense based on their fair value at the date of grant.

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. A total of 440,000 options were issued after the financial year ended May 31, 2004, with an exercise price per option of $3.50 and an expiration date of July 26, 2008. These options replace 440,000 options that were issued on January 8, 2004, and subsequently cancelled.

If the Company issues a substantial number of options in any year, such issuance could have a negative affect on the Company’s statement of operations and net income.

Risks Related to the Company’s Primary Businesses - the Operation of API, Filtran Group and TM Systems

Downturns in the Highly Cyclical Semiconductor Industry and/or the Electronic Component Industry Would Adversely Affect the Company’s Operating Results and the Value of the Company

The semiconductor and electronic component industries are highly cyclical, and the value of the Company’s business may decline during the “down” portion of these cycles. The markets for API’s products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group’s products depend upon continued demand in the telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The downturn in the telecommunications industry has negatively affected Filtran Group’s sales. The markets for TM Systems’ products depend primarily upon continued demand within the military defense industry for its products, which include naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment.

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API and Filtran Group anticipate that their average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The Company competes in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than the Company has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with the Company may introduce competing products in the future. API, Filtran Group and TM Systems each has numerous competitors. Some of API’s current major competitors include Microsemi Corporation (NASDAQ National Market Symbol “MSCC”), Semtech Corp. (NASDAQ: “SMTC”), International Rectifier Corp. (NYSE: “IRF”), Knox Semiconductor, National Hybrid, Aeroflex Incorporated, and Skyworks Solutions. Filtran Group has numerous competitors. Some of Filtran Group’s current major competitors include Pulse Engineering, a division of Technitrol (NYSE:TNL), Midcom Inc., Bel Fuse, Inc. (NASDAQ:BELFA and NASDAQ:BELFB), ATC Frost Magnetics, Inc. and Halo Electronics. TM Systems also has various competitors, including EMW, Leatherwood, S&W. The Company or any one of its subsidiaries may not be able to compete successfully in the future and competitive pressures may harm the financial condition and/or operating results of the Company.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

The Company’s contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to the Company for costs incurred plus a reasonable profit. If the Company experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price re-negotiation in accordance with US Government sole source procurement provisions.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor and electronic component industries. The financial performance of the Company depends on its ability to design, develop, manufacture, assemble, test, market and support new products (which for API are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in the Company’s product markets could have a material adverse effect on the Company or each of its subsidiaries’ competitive position.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities (or the facilities of third parties from whom it purchases products) is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or repair which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company ‘s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. This makes long-term planning difficult. Further, many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. From time to time, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Risks Related to Markets in Which Filtran Group Sells its Products - Telecommunications Industry

One of Filtran Group’s major markets is the telecommunications industry. The telecommunications industry has experienced a substantial downturn from 2000 through 2004. As a result demand for Filtran Group’s products from its customers in that industry has decreased. Decreased demand has had an adverse affect on Filtran’s operating results and profitability. Filtran’s primary risk at the present time is the unpredictability of the electronic component market across all industries. However, unlike the recent past, Filtran is no longer solely dependent on the telecommunications industry as they have increased their product presence in the Military and Aerospace industries, which now make up over 50% of sales.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the

Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fixed Costs May Reduce Operating Results If Our Sales Fall Below Expectations.

Our expense levels are based, in part, on our expectations as to future sales. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. Decreases in lead times between orders and shipments and customers’ ordering practices could adversely affect our ability to project future sales. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could materially and adversely affect our operating results.

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

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API, has held these positions since 1991, has been employed by API since 1981, is extremely familiar with all aspects of API’s business, and has a proven track record of capable leadership. Jerome Rabinowitz, Vice President of Sales, has improved sales since he started with API in 1999. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

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

If the Company is unable to hire and retain additional sales personnel, it may not be able to increase its revenues to the extent necessary to ensure ongoing profitability. If the Company is unable to hire and retain trained consulting and client/customer support personnel, it may be unable to meet client or customer demands. The Company is unlikely to be able to increase its revenues in the event it fails to maintain or expand its sales force or its consulting and client/customer support staff. The Company also needs to be able to retain and attract highly qualified technical personnel, and will be subject to similar risks if it fails to do so. Even if the Company is successful in expanding its sales force and client/customer support capabilities and its technical staff, such expansion may not result in revenue growth.

Fluctuations and Changes in Earnings

While API has been in business for approximately 26 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 2000, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields; (vii) changes in demand for its products; and (viii) general economic conditions.

While Filtran Group has been operating for over 30 years, it has experienced losses in some of its recent financial years, including its fiscal year ended August 31, 2000, for the nine months ended May 31, 2002, and the year ended May 31, 2003. Filtran Group’s recent losses in 2002 and 2003 were the direct result of the downturn in the telecommunications industry, which has caused a decrease in demand for Filtran Group’s products. In 2004, Filtran Group increased their presence in the Defense and Aerospace Industries. Sales revenue to this sector during the year ended May 31, 2004 was approximately 50% of its total sales revenue. Filtran Group also is concentrating on developing sales from manufacturers of high-end equipment manufacturers; however, there can be no assurance that Filtran Group will be successful in such efforts. Filtran Group may continue to experience fluctuations in earnings and/or depressed earnings until demand for telecommunications products increases, or until its sales efforts generate sufficient demand from customers in other industries. Filtran Group may also experience fluctuations in quarterly results as a result of other factors, including (i) the pace of development in its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

TM Systems has been in business for over 30 years and posted a net profit for the financial year ended May 31, 2004 and from the February 6, 2003 acquisition date to May 31, 2003. In addition, TM posted net profits in each of its fiscal periods ending December 31, 2002, 2001 and 2000. However, TM may experience fluctuations in earnings or experience losses if demand for the products, which is derived primarily from the defense industry, decreases. Other factors which may cause fluctuations in future quarterly results are (i) pace of development of its business, (ii) competition, (iii) retirement of key personnel, and (iv) general economic conditions.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Terrorist Attacks, War and Other Acts of Violence May Negatively Affect Our Operations and Your Investment.

Terrorist attacks, such as the attacks that took place on September 11, 2001, wars, such as the current war in Iraq, and other acts of violence such as those that may result from the increasing tension in the Middle East, Asia, and the Korean Peninsula, or any other national or international crisis, calamity or emergency, may result in interruption to the business activities of many activities, business losses and overall disruption of the U.S. economy at many levels. These events or armed conflicts may directly impact our physical facilities or those of our customers and suppliers. Additionally, these event or armed conflicts may cause some of our customers or potential customers to reduce the level of expenditures on their services and products that ultimately may reduce our revenue. The consequences of these reductions are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. For example, as a result of these events, insurance premiums for businesses may increase and the scope of coverage may be decreased. Consequently, we may not be able to obtain adequate insurance coverage for our business and properties. A “high” or “Orange” or “severe” or “Red” threat condition announced by the Homeland Security Advisory System or similar agency and any consequent effect on the transportation industry may adversely affect our ability to timely import materials from our suppliers located outside the United States or impact our ability to deliver our products to our customers without incurring significant delays. To the extent that these disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending, or our inability to effectively market our services and products, our business and results of operations could be harmed.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

ITEM 4.	INFORMATION ON THE COMPANY

INTRODUCTION

API Electronics Group Corp. (formerly API Electronics Group Inc. and previously, InvestorLinks.com Inc.), incorporated in the Province of Ontario, Canada (the “Company”), completed an acquisition on August 31, 2001, by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. API Electronics, Inc. has been in business for approximately 26 years. As of May 31, 2002, the Company purchased the Filtran Group of companies, which companies are manufacturers of inductors, filters and transformers, primarily for the telecommunications industry, with manufacturing facilities in both Canada and the United States. The Filtran Group has been in business for over 30 years. As of February 6, 2003, the Company, through its wholly-owned subsidiary TM Systems, purchased the assets of TM Systems, Inc., which is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. TM Systems, Inc. had been in business for over 30 years. Effective March 23, 2004, the Company acquired the assets of Islip Transformer & Metal co., Inc., a supplier of critical systems and components to the U.S. Department of Defense. The Company changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation.

Prior to August 31, 2001, and since June 6, 2000 the Company had been primarily engaged in the business of a financial resource and directory portal provider on the Internet, through the operation of the Internet investment site www.InvestorLinks.com. That business was effectively closed down prior to the end of the fiscal year ending April 30, 2001 and the assets of that business were sold during the fiscal year ending May 31, 2002. Prior to September 7, 2001, and during the fiscal year ending April 30, 2001, the Company’s name was InvestorLinks.com Inc. Prior to June 6, 2000, and during the fiscal year ended April 30, 2000, the Company’s name was Opus Minerals Inc., and the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting mineral properties.

The Company is a publicly traded company whose Common Shares (the “Common Stock” or the “Common Shares”) trade in the United States on the National Association of Securities Dealers OTC Bulletin Board under the symbol “AEGCF.” Prior to the one (1) for ten (10) common share consolidation, the Company’s symbol was “APIEF.” Previously, the Company’s Common Stock traded on the Canadian Venture Exchange under the symbol “YIK,” and on the NASD OTC Bulletin Board under the symbol “IVLKF.” The Company voluntarily delisted from the TSX Venture Exchange, formerly known as the Canadian Venture Exchange, as of August 31, 2001. The Company may apply for listing on the NASDAQ small cap market.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s legal name and commercial name is API Electronics Group Corp. The Company changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation. The legal and commercial name of its primary businesses and wholly-owned subsidiaries are API Electronics, Inc., the Filtran Group of companies consisting of Filtran Inc., Canadian Dataplex Ltd., Filtran Ltd. and Tactron Communications (Canada) Inc., and TM Systems II, Inc. The Company was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act. At the Company’s annual shareholders meeting held on October 8, 2003, the Company’s shareholders approved a change of the Company’s domicile from Ontario to the State of Delaware. The Board of Directors will determine if and when the Company changes its domicile to Delaware.

Both the registered office and principle place of business of the Company are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The telephone numbers of the Company’s registered office and principle place of business in Ontario, Canada are (416) 593-6543 and 1(800) 606-2326.

The Company is not required to have an agent in its home country, Canada, or in the host country, the United States.

From the time of the Company’s incorporation on May 14, 1985 until June 6, 2000, the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. From June 6, 2001 through August 31, 2001, the Company’s primary business was that of a financial resource and directory portal provider on the Internet through its website www.InvestorLinks.com. On July 25, 2000, the Company changed its name from Opus Minerals Inc. to InvestorLinks.com Inc. In 2000, the Company’s Common Stock began trading on the National Association of Securities Dealers OTC Bulletin Board (“OTCBB”) under the symbol “IVLKF.” The Company no longer operates this website.

On August 30, 2001, the Company’s shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation by the issuance of 650,000 post-consolidation units at $4.00 per unit. Each unit consists of one common share and ½ of one Series A common share purchase warrant exercisable at $4.50 per share for a period of 18 months from the date of issuance, and ½ of one Series B common share purchase warrant exercisable at $7.50 per share for a period of two years from date of issuance. The expiration date of these warrants has been extended until February 28, 2005 and August 30, 2005, respectively, and the unit number, the number of shares and warrants and the exercise price of the warrants have been adjusted to reflect the one (1) for ten (10) common share consolidation, effective September 15, 2004. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. Also on August 30, 2001, the Company’s shareholders approved a change of the Company’s name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001. On September 10, 2001, shares of the Company’s Common Stock began trading on the OTCBB under the symbol “APIEF.” The Company’s trading symbol on the OTCBB was changed to AEGCF in connection with the September 15, 2004 one (1) for ten (10) common share consolidation. As of August 31, 2001, the Company’s primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API. Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report.

Effective May 31, 2002, the Company acquired the 100% of the shares of the Filtran Group of companies for $2,670,835. The purchase price was paid as follows: $716,565 in cash and a promissory note for $1,954,270. As part of the acquisition of the Filtran Group, the Company paid $325,712 in cash to Philip Walter White, the former principal of the Filtran Group of companies, for entering into a Non-Competition and Confidentiality Agreement with the Company. The Filtran Group of companies include Filtran Ltd., Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, which are wholly owned by the Company and Filtran Ltd., a wholly-owned subsidiary of Tactron Communications (Canada) Limited. Tactron Communications (Canada) Limited is a holding company for Filtran Ltd. The Filtran Group of companies are manufacturers of electronic components, particularly inductors, filters and transformers. Additional details regarding the Filtran Acquisition can be found in Item 17 of this Annual Report (see in particular Note 1(a) to the financial statements contained therein).

In early June 2002, the Company raised $1,175,000 through the sale of 50,000 units at $23.50 per unit. Each unit consisted of one share of common stock of the Company and one warrant to purchase one share of common stock exercisable at $30.00 per share. The Filtran Acquisition was the primary use of the proceeds of this offering. These numbers (unit number, unit price and warrant exercise price) have been adjusted to reflect the one (1) for ten (10) common share consolidation effective September 15, 2004.

Effective February 6, 2003, the Company through its wholly-owned subsidiary TM Systems, acquired the assets of TM Systems, Inc. for a purchase price consisting of (i) $1,500,000 paid in cash at closing, (ii) a promissory note in the principal amount of $1,475,652 bearing interest at the annual rate of 1.65% (the applicable federal rate at the closing date), due and payable one year from the date of the closing, and subject to adjustment if orders fall below a specified level, and (iii) certain earn-out payments equal to ten percent (10%) of the gross proceeds of future deliveries for the two-year period following the closing. As of October 31, 2004, the Company has made earn-out payments to TM Systems, Inc. of $33,200. The assets purchased by TM Systems include inventory, equipment, work-in-progress, contracts, orders, files, ledgers and furniture. Additional details regarding the TM System Acquisition can be found in Item 17 of this Annual Report (see in particular Note 1(c) to the financial statements contained therein).

TM Systems also assumed lease obligations for two separate premises which are manufacturing facilities located in Albertson, New York and Bridgeport, Connecticut from TM Systems, Inc. As of February 6, 2003, TM Systems also entered into one-year employment arrangements with Walter Weiner and Irwin Shuldman, who were executive officers of TM Systems, Inc., to serve as executive officers of TM Systems for annual salaries of $100,000 each. Those contracts expired on February 6, 2004, and Messrs. Weiner and Shuldman are no longer with TM Systems. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, alteration data communication and test equipment, and aircraft ground control equipment.

Contemporaneous with the TM Systems Acquisition, the Company raised $2,770,000 in capital through the sale of 692,500 units at $4.00 per unit. Each unit consisted of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock exercisable at $6.00 per share. These numbers (unit number, unit price and warrant exercise price) have been adjusted to reflect the one (1) for ten (10) common share consolidation effective September 15, 2004. The Company used the proceeds of the financing for the TM Acquisition.

On September 15, 2004, the Company effected a one (1) for ten (10) common share consolidation. In connection with the common share consolidation, the Company changed its name from API Electronics Group Inc. to API Electronics Group Corp. (a name change is required under Canadian law) and changed its OTCBB trading symbol to “AEGCF.”

Effective March 23, 2004, the Company acquired the assets of Islip Transformer & Metal Co., Inc., a supplier of critical systems and components to the U.S. Department of Defense. The assets acquired included certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The Company has adopted a stockholder rights plan that is designed to make any person that is interested in acquiring more than twenty percent (20%) of the common shares of the Company to do so by way of a type of bid that the Company has determined is fair to stockholders (“Permitted Bids”). Other types of bids will activate certain stockholders rights to purchase shares at 50% below the market price, which are intended to make those types of bids other than Permitted Bids, prohibitively expensive. The existence of the stockholder rights plan may discourage potential bidders and make the Company less likely to become a takeover candidate. Although the Company adopted the stockholder rights plan to protect the stockholders and the value of their stock, the adoption of this plan may not be in the stockholders best interest in all cases.

The Company adopted a Stockholder Rights Plan during 2004. The Rights Plan is designed to require any person interested in acquiring more than twenty percent (20%) of the Company’s common shares to do so by way of a permitted bid or a competing permitted bid or to make an offer which the Board of Directors considers to represent the full value of the shares. Any offer other than a permitted bid or a competing permitted bid will, as a result of the dilutive effects of the Rights, be prohibitively expensive for the acquiring person.

The following is a summary of the terms of the Rights Plan:

Under the Rights Plan, share purchase rights (the “Rights”) will be created at the rate of one Right for each common share outstanding as at a certain time in February 2004 (the “Record Time”) and at a rate of one Right for each common share issued.

The dilutive effects of the Rights are triggered by a person becoming an acquiring person upon the acquisition of beneficial ownership of twenty percent (20%) or more of the outstanding common shares. Notwithstanding the foregoing, there are certain circumstances where a person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of twenty percent (20%) of the Company’s common shares.

Investment advisors (for fully managed accounts) and trust companies acquiring greater than twenty percent (20%) of the Company’s common shares will not be considered to be the beneficial owner of such shares, and so will be exempted from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a take-over bid.

The Rights will separate from the common shares and become exercisable ten (10) business days after a person has become an acquiring person, or commences or announces a take-over bid for the outstanding common shares. The acquisition by an acquiring person of twenty percent (20%) or more of the Company’s common shares is referred to as a “Flip-in Event.”

When a Flip-in Event occurs, each Right (except for Rights beneficially owned by an acquiring person or certain transferees of an acquiring person, which Rights shall be void) becomes a right to purchase from the Company that number of common shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price. For example, if at the time of the stock acquisition date the exercise price is $50.00 and the market price of the common shares is $20.00, the holder of each Right would be entitled to purchase common shares having an aggregate market price of $100.00 (that is, five (5) common shares) for $50.00 (that is, a fifty percent (50%) discount from the market price).

Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the common shares of capital stock of the Company.

A permitted bid will not trigger the dilutive effects of the Rights Plan. Permitted bids include:

(a)	the offer must be made for all common shares and must be made by way of a take-over bid circular to all holders of the Company’s common shares;

(b)	the offeror must not beneficially own more than ten percent (10%) of the outstanding common shares (this restriction does not apply to offerors who beneficially own ten percent (10%) or more of the outstanding common shares as at the Record Time, provided that they do not increase their beneficial ownership by more than two percent (2%) of the outstanding shares after the Record Time);

(c)	the offer must be outstanding for a minimum of ninety (90) days (and up to one hundred twenty (120) days in the event that a competing permitted bid emerges) to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This also gives the Board of Directors sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than fifty percent (50%) of common shares held by shareholders other than the offeror be tendered to the offer, shareholders of the Company are to be provided with an additional ten (10) clear business days during which to tender any common shares not already tendered to the offer;

(d)	the offer must provide that common shares may only be taken up and paid for if more than fifty percent (50%) of the common shares held by shareholders of the Company other than the offeror have been deposited or tendered and not withdrawn;

(e)	when the offer has been made, no further common shares may be acquired by the offeror except pursuant to the permitted bid; and

(f)	if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.

A competing permitted bid will not have to be outstanding for a minimum of ninety (90) days but will instead have to be outstanding for at least as long as the initial permitted bid.

If at any time the Board of Directors determines that conditions exist which would eliminate or materially diminish, in any respect, the benefits intended to be afforded to the holders of Rights under the Rights Plan, it may, at its option, at any time after a person has become an acquiring person, authorize the Company to issue or deliver, in exchange for each Right (excluding Rights held by an acquiring person), debt or equity securities or assets (or a combination thereof) of the Company and, in that event, the right to exercise the Rights will terminate.

The Board of Directors may, at its option, elect to redeem all but not less than all of the Rights at a redemption price of one one-hundredth of one cent ($0.0001 per Right) and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Plan also gives the Board of Directors the right, at its option, to waive the application of the Rights Plan to any particular Flip-in Event, provided that it also waives the application of the Rights Plan to any other Flip-in Event then in existence.

The Rights Plan will have a term of ten (10) years.

Principal Capital Expenditures and Divestitures Since August 31, 2001

The following chart contains a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies), since August 2001, the date of the Company’s acquisition of API.

Date	Parties	Type	Description of Capital Expenditure or Divestiture	Amount Invested or Divested
August 30, 2001	Company, API Acquisition Corp., API Electronics, Inc. and the Shareholders of API Electronics, Inc.	Agreement and Plan of Merger	The Company acquired all of the shares of API Electronics, Inc.	$2,600,000 invested

May 31, 2002	Company, Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Limited, Filtran Ltd. and the shareholders of Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Limited and Filtran Ltd.	Share Purchase Agreement	The Company purchased all of the outstanding shares of Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Limited and Filtran Ltd.	$2,670,835 consisting of $716,565 in cash and a promissory note for $1,954,270. The promissory note bears interest at the rate of 5% per annum, payable semi-annually. One-half of the principal was payable on March 31, 2003 and the balance was payable on March 31, 2004.

May 31, 2002	The Company and Philip Walter White	Non-Competition and Confidentiality Agreement	Philip Walter White agreed to non-competition and non-solicitation restrictions for a term of five (5) years and permanent confidentiality restrictions. Mr. White was the primary principal of the Filtran Group of companies.	$325,712 paid by the Company to Philip Walter White.

February 6, 2003	TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc.	Asset Purchase Agreement	The Company, through its wholly-owned subsidiary, TM Systems II, Inc. acquired the assets of TM Systems, Inc.	TM Systems purchased the assets of TM Systems, Inc. for a purchase price consisting of (i) a $1,500,000 cash payment, (ii) a promissory note in the principal amount of $1,475,651, bearing interest at the annual rate of 1.65% and due and payable one year from the closing date of the purchase, subject to adjustment if orders fall below a specified level and (iii) earn out payments equal to 10% of the gross proceeds of future deliveries for the two year period following the closing date of the purchase.

February 6, 2003	Walter Weiner, TM Systems II, Inc. and API Electronics Group Inc.	Employment Letter	TM Systems II, Inc. confirmed its employment of Walter Weiner as an executive officer for a period of one year.	Annual Salary of $100,000

February 6, 2003	Irwin Shuldman, TM Systems II, Inc. and API Electronics Group Inc.	Employment Letter	TM Systems II, Inc. confirmed its employment of Irwin Shuldman as an executive officer for a period of one year.	Annual Salary of $100,000

Fiscal Year 2003	API Electronics, Inc. and various contractors	Facility Improvements	API upgraded its manufacturing facilities (machinery and equipment and building).	Cost of $411,436

June 2003	Canadian Dataplex Ltd. and Buyer	Sale of land and building	Canadian Dataplex Ltd. sold its land and building	Net Proceeds of $108,186

March 2004	API Electronics, Inc. and Islip Transformer & Metal Co., Inc.	Asset Purchase Agreement	The Company acquired the machinery, equipment and inventory of Islip Transformer & Metal Co., Inc.	$50,000 cash, plus 10% of confirmed orders

Descriptions of capital expenditures and divestitures of the Company occurring prior to August 31, 2001 are excluded because the activities of the Company prior to such time are not relevant to its current activities. As of the date of this Annual Report, there are no material capital expenditures or divestitures in progress.

With respect to API, there were no material capital expenditures or divestitures for the period beginning June 1, 2001 through August 30, 2001.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares since June 1, 2002.

B.	BUSINESS OVERVIEW

Business Overview – API Electronics, Inc., the Filtran Group of Companies and TM Systems

API Electronics, Inc. – Operations, Activities and Products

Effective on August 31, 2001, subsequent to the end of the Company’s fiscal year ending April 30, 2001, the Company completed its acquisition of API Electronics, Inc., a Delaware corporation, which then became a wholly-owned subsidiary of the Company. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. From the time of the reverse take-over until the acquisition of the Filtran Group, the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API.

API manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API has focused on the discontinued parts niche of the electronic component industry since its formation approximately 26 years ago. In support of API’s goals and objectives, API has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products.

API’s reputation is that of a preferred supplier of custom replacement parts for critical, fixed-design systems. Such niche products include Varactor tuning diodes, specialty suppressor diodes for the relay market, and custom microelectronic hybrid circuits designed, built and tested to customer specifications. API also manufactures power and small-signal transistors, silicon rectifiers, zener diodes, high-voltage diodes, and resistor/capacitor networks. All microelectronic products are manufactured using semiconductor, hybrid, and surface-mount technologies or a combination. All methods and processes are controlled and monitored by API’s Quality Assurance programs.

Applications for API’s semiconductor products include: Telecommunications, Aerospace, Military Defense Systems, Automated Test Equipment, Computing Equipment, Medical Equipment, Robotics, Instrumentation and Automotive Systems. API currently serves a broad group of customers with products and services falling into four main categories: Hybrid Circuit, Power and Small-Signal Transistor, Varactor Tuning Diode and Value-Added Distribution. API’s products facilitate the power supply in end products such as missiles, the space shuttle, F-15 and F-16 fighter planes and B-1 bombers.

API’s principal markets consist of the government and military markets (approximately 71% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 29% of revenues) during the fiscal year ended May 31, 2004. The Company’s customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektroniz, Racal, Ball Aerospace and the Defense Electronic Supply Center.

The main thrust of API’s strategy has been to increase its market penetration through the addition of the following competitors’ product lines:

1.	Ampower – Power Transistors

2.	Unitrode – Power and Darlington Transistors

3.	Solid Power Corp. – Homotaxial Power Transistors

4.	MSI Electronics – Varactor Tuning, Abrupt, and Hyperabrupt Diodes

5.	ASI Microsystems – Custom Hybrid Circuits

6.	REL Labs – Standard Hybrid Amplifiers, Oscillators, and Networks

API has obtained the original designs of these companies to manufacture brand new spare parts for aircraft, military, medical and commercial systems that were built over the past three decades and are still providing essential services.

API plans to invest in engineering and research and development to become more active in High Current/High Voltage devices and introduce a line of specialty power rectifiers. Offering foundry capabilities to other organizations needing manufacturing facilities will also serve to achieve API’s goal of increased market penetration. Currently, API is in the audit stage of obtaining Qualified Product List (QPL) and Qualified Manufacturers List (QML) certification. The QPL and QML consist of a supplier base that has successfully demonstrated their products meet the specified performance, quality, and reliability levels via the Department of Defense (DoD) product qualification program. At this time, the DoD has approved the requisite paperwork and API is now scheduled for an on-site DoD audit to approve its facilities and processes. Once certified, API will join the select suppliers meeting the exacting criteria (design, fabrication, assembly, and test processes) required to be QPL/QML listed. As the majority of DoD contracts and subcontracts require the use of QPL/QML manufactured parts, API can now compete as an OEM in this marketplace. In addition to returning to its previous QPL offerings, API plans on achieving QPL status on other products as well.

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

Principal Markets in which API Competes

API’s customers are located primarily in the United States. This is the primary market in which API competes.

The geographical breakdown of revenue for API (where its customers are located) for the year ended May 31, 2004 is as follows (000’s):

United States	$2,375	100%

New Products

API has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Seasonality

API’s revenues and business are not, in general, seasonal.

Raw Materials

Raw materials required by API’s business consist primarily of silicon wafers. A broad market for silicon wafers exists worldwide, and the prices of silicon wafers have not historically been volatile.

Marketing Channels

API’s marketing channels consist primarily of the use of an in-house sales manager with a sales staff of two persons, and regional agents who act as independent contractors to API. API does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

API is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to API’s business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API’s industry and do not have a material effect on the Company’s business. During the fiscal year ended May 31, 2003, the Company received certification that it is ISO 9001:2000 and AS 9100:2001 compliant. API is also in the process of obtaining MIL-PRF-19500 (QML-19500) and MIL-PRF-38534 (QML-38534) certification, which will allow the Company to be listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers (“DESC’s”). The United States Department of Defense regulates certification and qualification requirements of the DESC’s, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

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

Many changes have been made to Filtran Group’s product lines over the years. As linear power supplies have been superseded, in most instances, by switched mode designs, Filtran Group has developed a range of ferrite based transformers and inductors for high frequency applications and all the commonly used topologies. Similarly, signal transformers have become smaller and the pulse rate for most digital telecommunications systems has increased dramatically. Many newer products use a number of toroidal transformers or inductors in a miniature flat pack case. The Filtran Group’s products facilitate the power supply in end products such as army field radios and various types of telecommunications equipment.

Filtran was the first transformer manufacturer in Canada to produce surface mount devices (SMD’s). Millions of these are in use all over the world. Because of the coplanarity requirements of SMD’s the company has invested in automatic equipment to solder these under a blanket of dry nitrogen.

The main demand today for the Filtran Group’s filters is in the ferrite core transformers for ADSL application by the telecommunications industry. By late 2002, inventory levels of this product had been exhausted and there was new demand for this product. The growth rate in this area is substantial and the Company expects this demand to continue in the foreseeable future; however, there is no expectation for overall demand in the telecommunications industry to return to 1999 levels. There is a smaller demand for filters in railway switching and signaling systems. The Company believes that Filtran Group is the only company in North America which still designs and builds filters for sale to others.

Filtran Ltd. and Filtran Inc. have always been custom manufacturers, both building the product to the customer’s print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

About 4 years ago, as part of its long-term growth plan, Filtran Ltd. acquired a local company called Canadian Dataplex Ltd., which company was established 25 years ago. Canadian Dataplex Ltd. had engineering skills in the design and manufacturing of custom power supplies, which have now been integrated into the Filtran Group.

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

Principal Markets in which the Filtran Group Competes

Filtran’s customers are located primarily in Canada and the US; however, it sells a limited amount of products to customers in a number of other countries.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2004 is as follows (000’s):

United States	$3,416	59%
Canada	944	17%
United Kingdom	1,058	18%
South America	201	4%
All Other	141	2%
Total	$5,760	100%

There are three major markets for Filtran’s products – military and defense, telecommunications companies and high-end equipment manufacturers.

The breakdown of revenues for the Filtran Group for the year ended May 31, 2004 by industry of end users is as follows (000’s):

High-end Equipment Manufacturers	$1,651	28.7%
Telecommunications Companies	896	15.6%
Military and Defense	2,679	46.5%
Others	534	9.2%

Total	$5,760	100%

1.	Telecommunications Companies

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

Filtran’s target customers for non-telecommunications products are manufacturers of professional quality equipment. There are an enormous variety of these high end product equipment manufacturers in every major city in Canada and the US, which constitutes a large untapped market for Filtran Group.

Filtran Group has always built products to “Best Commercial Standards” and generally has not manufactured products for either the military or entertainment markets. Many companies have proven by experience that it is not possible to build to more than one quality level in the same manufacturing facility. Manufacturing to military standards requires an administrative and overhead structure greater than can be provided by Filtran Group and still remain competitive in other market segments. The entertainment market uses large volumes but buys almost solely on the basis of price.

3.	Major Customers

Harris Corporation, R.F. Communications Division	US
TT EMS	US & UK
ADC Telecommunications	US
Alstom Signalling	US & Brazil
Electronics 2000	UK & Europe
General Dynamics	UK & Canada
Electro Arts Ltd.	Canada
Ross Video	Canada

The volume of business provided to the Filtran Group by these customers equals about 65% of total sales. No single customer represents more than 30% of total sales

New Products

Filtran Group has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Seasonality

The revenues and business of the Filtran Group are not, in general, seasonal.

Raw Materials

The primary raw materials required by Filtran Group’s business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group’s purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group’s raw material suppliers are located in the United States. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom. The prices for these materials are relatively stable.

Marketing Channels

Filtran’s principal markets are the United States and Canada. Filtran Group also sells products in a large number (over 30) of European and Asian countries. Filtran Group sells its products primarily through independent sales representatives and distributors. Over the past five (5) years, Filtran Group has invested in its website, which functions as a sales channel. Filtran Group also is focusing on strengthening its direct sales force. In the fiscal year ended May 31, 2002, Filtran Group hired an experienced internal sales representative and hired a chief engineer in the fourth quarter of the fiscal year ended May 31, 2003. Filtran Group does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group’s business or profitability.

Material Effects of Government Regulations

Government regulations of the United States, the State of New York, the Province of Ontario and Canada related to environmental compliance and labor conditions are typical in Filtran Group’s industry and do not have a material effect on Filtran Group’s business.

TM SYSTEMS - OPERATIONS, ACTIVITIES AND PRODUCTS

TM Systems manufactures highly engineered products and systems for defense and aerospace applications. The Company’s advanced electronic, electromechanical systems and engineered materials are mission-critical, standard equipment on a wide range of military platforms. TM Systems provides equipment and services that are purchased by military contractors for use by many countries, military forces and governments.

TM Systems supplies the defense sector with naval aircraft landing and launching equipment — including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) — flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

New Products

TM Systems has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Principal Markets in which TM Systems Competes

TM Systems’ principal market is the military/defense industry. TM Systems acts as a Prime Contractor or Subcontractor to this market and realizes 100% of its sales revenue from this market. Its customers are all United States companies, most of which have foreign subsidiaries and divisions. TM Systems sells products to these companies and their foreign subsidiaries and divisions for use in products sold to many countries.

TM’s customers are located primarily in the United States.

The geographical breakdown of revenues for TM Systems (where the customers are located) for the year ended May 31, 2004 is as follows (000’s):

United States	$3,143	100%

Seasonality

TM Systems’ revenues and business are not, in general, seasonal.

Raw Materials

TM Systems purchases most of its raw materials on a purchase order basis from a number of vendors. Although TM Systems tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with TM Systems’ customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although TM Systems seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause delivery problems.

Market Channels

TM Systems’ marketing channels consist primarily of the use of an in-house sales manager with a one-person sales staff, and regional agents who act as independent contractors to TM Systems. TM Systems does not use any special sales methods such as installment sales.

Independence on Patents Licenses, Contracts and Processes

TM Systems is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company’s business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in TM Systems industry and do not have a material effect on the company’s business. While TM Systems complies with many of the ISO requirements, it is not ISO-9002 certified at the present time.

TM Systems sells its products to the military/defense industry, which is subject to the business risks of changes in governmental appropriations (Department of Defense) and changes in national defense policies and priorities. All of TM Systems’ contracts with prime US Government contractors contain customary provisions permitting termination at any time, at the convenience of the US Government or the prime contractors upon payment to the company for costs incurred plus a reasonable profit. If the company experiences significant reductions or delays in procurements of its products by the US Government, or terminations of government contracts or subcontracts, its operating results could be materially and adversely affected. Certain contracts are also subject to price renegotiation in accordance with US Government sole source procurement provisions.

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

Revenue Breakdown

Set forth below is a breakdown of the Company’s revenues by business and by geographical market (where the customer is located) for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002.

For the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002

Revenues by Category of Activity:

	2004	2003	2002(1)
API’s Activities	$2,375,000	$2,688,000	$2,903,000
Filtran Group’s Activities	$5,760,000	$4,648,000
TM Systems Activities	$3,143,000	$918,000
Total Revenues	$11,278,000	$8,254,000	$2,903,000

Revenues by Geographic Market:

United States	$8,934,000	$4,699,000	$2,903,000
Canada	$944,000	$3,555,000	$0
United Kingdom	$1,058,000	$0	$0
South America	$201,000	$0	$0
All Other	$141,000	$0	$0
Total Revenues	$11,278,000	$8,254,000	$2,903,000

(1)	Does not include the Filtran Group of companies because such companies were acquired as of May 31, 2002 or TM Systems because that entity acquired the assets of TM Systems, Inc. as of February 6, 2003.

Closure of US Operations and Decline in Revenues of IL Data Canada, Inc.

The InvestorLinks.com website was not able to generate sufficient revenues to warrant the expenses of maintaining it. The Company closed the website operations prior to the end of the fiscal year ended April 30, 2001, and sold the assets of that business during the fiscal year ended May 31, 2002.

C.	ORGANIZATIONAL STRUCTURE

The Company, with its subsidiaries as described below, is a part of a group. The corporate office of API Electronics Group Inc., a corporation incorporated under the laws of the province of Ontario, is located at 505 University Avenue, Suite 1400, Ontario, Canada M5G 1X3. The Company holds 100% of the ownership interest and voting power of API Electronics, Inc., a Delaware corporation located in Hauppague, New York.

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

D.	PROPERTY, PLANTS, AND EQUIPMENT

The Company has four manufacturing facilities. The following is the Company’s utilization capacity at each plant as at May 31, 2004:

API Electronics, Inc.	Hauppauge, NY	80%
Filtran Limited	Nepean, Ontario	75%
Filtran Inc.	Ogdensburg, NY	50%
TM Systems	Bridgeport, CT	90%

The executive offices of the Company are located in leased facilities at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The Company’s wholly-owned subsidiary, API Electronics, Inc., owns outright, without any major encumbrances, a 15,000 square foot manufacturing facility in Hauppauge, New York. The productive capacity of this manufacturing facility is sufficient to meet its present needs and its needs in the foreseeable future. All of API’s products are produced at this manufacturing facility, which is located at 375 Rabro Drive, Hauppauge, New York 11788. To the Company’s knowledge, except as generally described in Item 3D of this Annual Report above, there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility.

The executive offices for Filtran Ltd. and Canadian Dataplex are located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Ltd. owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Filtran Ltd. received a Certificate of Approval (Air) from the Ministry of the Environment for atmospheric emissions sources at its facility at 229 Colonnade Road. To the Company’s knowledge, except as generally described above, there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Ltd. and Canadian Dataplex and their needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the “purchase” of this facility. As of August 31, 2004, the outstanding principal balance on the note evidencing such financing was $66,124. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran, Inc. and its needs in the foreseeable future.

TM Systems, Inc. has leased facilities located at 345 Railroad Avenue, Bridgeport, Connecticut 06604. The plant in Bridgeport is approximately 2,500 square feet and is used primarily for the manufacture of glide slope indicators and stabilized platform systems. The annual rent for this facility is $27,600. There are no environmental issues at TM System’s facilities that management is aware of. The Company believes that these plants are sufficient to meet the present needs of TM Systems and the needs of TM Systems for the foreseeable future.

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

API is deemed to be the acquiror for Cdn. GAAP. For US GAAP, API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 and 2000 for Cdn. GAAP and US GAAP included in the Company’s selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. API has been in operations for approximately 26 years.

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

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, the Company ceased operations of the InvestorLinks.com website. During the three-month period ending July 31, 2001, the Company closed down its US operations, terminated the employment of all US employees, and transferred the Company’s US assets to Canada. The assets of the website, which constituted the Company’s prior business, were disposed of during the fiscal year ended May 31, 2002.

Results of Operations

Overview

The Company is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API of Hauppauge, New York is a designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March 2004, API purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II of Hauppauge, New York (“TM II”). In business for over 30 years, TM II supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defence-related electronics business. TM II maintains a manufacturing facility in Bridgeport, Connecticut.

The Company’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. The Company’s objectives are to seek long-term stable growth for all of its operating segments (API, Filtran Group, and TM Systems) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

The following discussion of the results of operations of the Company is a comparison of the Company’s two fiscal year periods ended May 31, 2004 and 2003.

Sales Revenue

Sales by Subsidiary	2004	2003	% Change
API	$2,375,239	$2,688,063	-11.6%
Filtran Group	$5,759,835	$4,647,361	+23.9%
TM Systems	$3,143,113	$918,117	+242.3%

	$11,278,187	$8,253,541	+36.6%

The Company recorded strong sales growth in 2004 as total sales revenue increased by 36.6% over 2003.

API’s sales revenues decreased by 11.6% in 2004. This decrease is attributable to price pressures, competition, and a general decline in API’s market space. API expects 2005 sales revenue to increase by 20-25% over the 2004 level. Demand is increasing in the following areas:

(i)	Military radio business has continued to improve and in addition, markets for specialty radios for Homeland Security (fire, police and other services) are also beginning to develop.

(ii)	Relay market business is also on a steadily increasing trend.

(iii)	Helicopter systems through the newly acquired Islip continue to grow favorably.

Filtran Group saw sales revenue increase by an impressive 23.9% margin in 2004. The increase is attributable to increased demand for their products in the Defense sector. Filtran Group expects sales revenue to grow a further 10% in 2005.

TM Systems recorded sales revenue levels in 2004 that were 242.3% greater than 2003. The increase was attributed primarily to TM Systems having a full year of operations in 2004 compared to approximately one-third of a year following the February 2003 acquisition by the Company. TM Systems expects sales revenue levels to grow in the 5% range in 2005.

The Company operates in two reportable segments which are distinguished by geographical location in Canada and the United States. Both segment manufacture electronic components

	May 31, 2004		May 31, 2003
Sales by Geographic Segment	Canada	United States	Canada	United States
Sales Revenue	$5,013,986	$6,264,201	$3,555,044	$4,698,497

The sales revenue increase year over year was realized each in the two geographical reporting segments. The Company saw United States sales increase by 33% from $4,698,497 in 2003 to $6,264,201 in 2004 and Canada sales increase by 41% from $3,555,044 in 2003 to $5,013,986 in 2004.

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2004	2003	% Change
API	16.6%	8%	+8.6%
Filtran Group	19.5%	27%	-7.5%
TM Systems	34.2%	49%	-14.8%

The Company	23.1%	23.3%	-0.2%

The Company’s overall gross margin was 23.1% of sales in 2004 and a slight decrease from the 23.3% gross margin posted in 2003. Accordingly, the overall cost of sales was 76.9% in 2004 compared to 76.7% in 2003.

API posted a gross margin improvement by 8.6% in 2004 to the 16.6% level. This 16.6% mark is approaching their historical gross margin levels. The 2003-year saw a large inventory write down of approximately $399,000 and led to such a low gross margin in that year.

Filtran Group saw their gross margin decrease to 19.5% in 2004 from the 27% margin posted in 2003. The decrease was attributed to a changing manufacturing mix. Filtran Group has been increasing its subcontracting to China where completed units are manufactured. Filtran Group accepts smaller margins on this type of product because there is no space required to manufacture, test and support this product. However, in 2004, the margins decreased as a result of price pressures on those goods manufactured in China.

TM Systems’ gross margin saw a decrease of 14.8% to 34.2% in 2004. This was attributed to an inventory write down of approximately $230,000

The major components of Cost of Sales for the Company as a whole are as follows:

	2004	% of sales	2003	% of sales
Manufacturing Labor	$2,283,916	20.3%	$1,782,763	21.6%
Manufacturing Overhead	$2,373,921	21.1%	$1,746,104	21.2%
Costs of Materials Used	$3,766,825	33.0%	$2,661,984	32.3%

As a percentage of sales, each of the 2004 Manufacturing, Labor, 2004 Manufacturing Overhead and 2004 Cost of Materials Used were reasonably in line with their comparative percentage of sales in 2003. The 2004 Manufacturing Labour percentage improved slightly over 2003 as labor efficiencies in the manufacturing process were realized.

Selling Expenses

Selling expenses increased to $843,308 for the year ended May 31, 2004 from $666,138 for the year ended May 31, 2003. As a percentage of sales the 2004 selling expenses came in at 7.5% an improvement over the 8.1% posted in 2003.

The major components of Selling Expenses are as follows:

	2004	% of sales	2003	% of sales
Payroll Sales	$401,058	3.6%	$320,020	3.9%
Travel and Entertainment	$137,660	1.2%	$84,368	1.0%
Commissions	$99,921	0.9%	$52,170	0.6%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2004. As a percentage of sales, each of the 2004 Payroll Sales, 2004 Travel and Entertainment, and 2004 Commissions were reasonably in line with their comparative percentage of sales in 2003.

General and Administrative Expenses

General and administrative expenses increased to $2,116,206 for 2004 from $1,527,307 incurred during 2003. As a percentage of sales, the 2004 general and administration expenses were 18.7% and this was consistent with the 18.5% posted in 2003.

The major components of General and Administrative Expenses are as follows:

	2004	2003	$ Change
Officers Salaries	$303,453	$203,437	$100,016
Rent and Management Fees	$195,998	$32,841	$163,157
Professional Services	$286,855	$301,117	$(14,262)
Offices Salaries	$209,271	$252,369	$(43,098)

Officers salary expense increased to $303,453 in 2004 from $203,437. This was attributed to a full year of TM Systems’ officer salary included in 2004 compared to approximately one-third in 2003 following the February 2003 acquisition. In addition, a retirement package of $54,000 was provided for the president of Filtran Group in 2004.

Rent and management fees increased to $195,998 in 2004 from $32,841 in 2003. This was attributed to a new management services agreement effective June 1, 2003 whereby a related corporation will provide executive office space, office equipment and supplies, telecommunications, personnel, and management services to the Company. Management services is a new service that now is being provided to the Company effective June 1, 2003.

Professional services include legal, accounting, audit and taxation services. This expense in 2004 was $286,855 which was a slight improvement from the 2003 expense amount of $301,117.

Office salaries decreased to $209,271 in 2004 from $252,369 in 2003. This was attributed primarily to personnel services at the executive office, which is now being covered by the management services agreement referred to above.

Business Development

Business development expense decreased to $71,088 in 2004 from $355,042 in 2003. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area were scaled back in 2004.

Amortization

Amortization increased to $803,807 during the year ended May 31, 2004 from the $785,979 amount for the year ended May 31, 2003. The increase resulted from the overall increase in the capital and intangible asset base that arose from the acquisition of TM Systems in February 2003.

Other Income and Expense

Other income during the quarter was $117,956 for the year ended May 31, 2004 compared to $89,316 for the year ended May 31, 2003. The major components in 2004 were the gain on settlement of debt in the amount of $39,000, the gain on sale of marketable securities of $45,795, and investment income in the amount of $40,941. The major components in 2003 were the gain on early repayment of promissory note in the amount of $40,969, the recovery of capital tax of $34,118, investment income in the amount of $41,300, and a loss on foreign currency translation of $65,580.

Other expense relates to interest on long-term debt and the Company had a decrease from $107,789 in 2003 to $85,063 in 2004. The decrease was attributed to lower debt levels in 2004.

Income Taxes

The provision for income taxes was a recovery of $46,335 in 2004 compared to a recovery of $41,413 in 2003. The effective tax rate for 2004 was 35.63% (2003 – 37.79%). The Company and its subsidiaries have non-capital losses of approximately $1,560,000 to apply against future taxable income. The losses will expire as follows: $601,000 in 2009, $713,000 in 2010, and $246,000 in 2011.

Operating Income (Loss)

The Company posted operating income (loss) for the year ended May 31, 2004 of ($421,622) a substantial improvement over the operating income (loss) of ($620,486) for the year ended May 31, 2003. The improvement in 2004 was attributable to the acquisition of TM Systems.

Net Loss

The Company incurred a net loss for the year ended May 31, 2004 of $342,394 ($0.15/share) compared to a net loss of $597,546 ($0.34/share) for year ended May 31, 2003.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	Year ended May 31, 2004
	Q4	Q3	Q2	Q1
Sales Revenue	$3,095,820	$2,861,572	$2,886,715	$2,434,080
Net Loss	$(235,622)	$(12,446)	$26,703	$(121,029)
Loss, basic and diluted per share	$(0.10)	$(0.01)	$0.01	$(0.05)

	Year ended May 31, 2003
	Q4	Q3	Q2	Q1
Sales Revenue	$2,729,718	$2,079,512	$1,802,716	$1,641,595
Net Loss	$(308,322)	$(176,877)	$(20,498)	$(91,849)
Loss, basic and diluted per share	$(0.17)	$(0.10)	$(0.01)	$(0.06)

On September 15, 2004 the Company effected a ten (10) for one (1) common share consolidation. All share and per share figures have been presented to reflect this change as if it occurred before the period end.

During fiscal 2004, the Company continued to see quarterly year-over-year revenue growth. The majority of the growth came from the acquisition of TM Systems, although Filtran Group did realize some growth. The 2004 sales revenue experienced growth from quarter to quarter with a slight pause in Q3, and then on to record increased quarterly sales revenue in Q4.

The Company also experienced a narrowing of its quarterly year-over-year net loss and loss per share.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At May 31, 2004, the Company had cash reserves of $634,058 compared to $1,561,199 as at May 31, 2003. In addition, the Company had marketable securities of $2,144 at May 31, 2004 (May 31, 2003—$431,168). The reduction in cash and marketable securities was attributed primarily to the repayment of the Filtran and TM Systems promissory notes that had balances of $1,098,418 and $1,475,652 respectively as at May 31, 2003.

At May 31, 2004 working capital totalled $3,073,853 compared to $2,195,522 at May 31, 2003. The current ratio at May 31, 2004 increased to 2.58:1 from the 1.46:1 ratio as at May 31, 2003. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.85:1 at May 31, 2004 – a slight increase from the 0.83:1 posted at May 31, 2003.

As at May 31, 2004, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 11.3% from $2,931,924 as at May 31, 2003 to $3,262,983 as at May 31, 2004. The increase was attributable to increased purchases to support higher sales levels in 2004. Accounts receivable decreased 36.5% from $1,619,487 as at May 31, 2003 to $1,028,508 as at May 31, 2004. The decrease was attributable to a higher turnover rate in 2004. Accounts payable increased 19.9% from $1,265,458 at May 31, 2003 to $1,517,304 as at May 31, 2004. The increase was attributable to increased purchases to support higher sales levels in 2004.

Long-term debt (current and long-term portion) decreased from $2,931,687 at May 31, 2003 to $174,643 at May 31, 2004 as a result of the repayments of the Filtran and TM Systems promissory notes that were due during 2004 and are now repaid in full.

As a result of the two promissory note repayments, the total liabilities to equity ratio improved to 0.26 at May 31, 2004 compared to 0.63 at May 31, 2003.

Total assets decreased to $10,884,184 at May 31, 2004 from $13,446,690 at May 31, 2003. This was attributed to the repayment of the Filtran and TM Systems promissory notes from the Company’s cash and equivalents on hand.

Cash generated (used) in operating activities increased to $650,906 for year ended May 31, 2004 compared to $40,131 for the year ended May 31, 2003. This was attributed to higher cash generated by operations and reduced investments in non-cash working capital.

The major source of cash in 2004 was provided through the issuance of common shares in the amount of $705,000, proceeds on the sale of land and building of $104,439, proceeds on the sale of marketable securities in the amount of $474,819, and bank indebtedness advances of $128,616.

The major source of cash in 2003 was provided through the issuance of common shares in the amount of $4,102,500.

The major use of cash during 2004 was the purchase of capital assets in the amount of $222,967, the acquisition of the assets of Islip in the amount of $50,000, and the repayment of long-term debt in the amount of $2,718,044.

The major use of cash in 2003 was the purchase of capital assets of $725,789, the purchase of marketable securities in the amount of $428,739, bank indebtedness repayments of $284,488, the long-term debt repayments in the amount of $1,046,394 and the TM Systems business acquisition in the amount of $1,521,958.

Capital Resources

The Company’s subsidiary, API, has a working capital line of credit of $500,000. At May 31, 2004, that corporation had borrowed $100,000 against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

On June 1, 2004, the Company’s subsidiary Filtran Limited secured a line of credit of $734,000. The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s assets and building. The bank indebtedness bears interest at prime plus 1%

The Company is not committed to any significant capital expenditures at present.

The Company believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

The Company holds cash and cash equivalents in Canadian currency. Two of the company’s subsidiaries (TM Systems and API) hold cash and cash equivalents in United States currency. The Company’s other group of subsidiaries (Filtran Group) holds cash and cash equivalents in United States and Canadian currencies. Neither the Company nor any of its subsidiaries uses financial instruments or hedging.

The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending May 31, 2004.

The following discussion of the results of operations of the Company is a comparison of the Company’s two fiscal year periods ended May 31, 2003 and May 31, 2002.

Sales Revenue

The Company recorded strong sales growth in fiscal 2003. Sales increased by 184.3% to $8,253,541 from $2,903,120 posted in 2002. The growth during the period was attributed to the Filtran Group and TM Systems’ sales revenue in the amount of $4,647,361 and $918,117 respectively. This was offset by a decrease in the API’s sales revenue from $2,903,120 to $2,688,063. The API sales decrease was substantially all volume-related as it lost certain government contracts in 2003 due to supply problems. During 2003, API upgraded its manufacturing standards through extensive plant and equipment renovations and became compliant with ISO 9001:2000 and AS 9100:2001. This certificate enabled API to maintain itself on all pre-qualification lists necessary to contract with the DESC. Fiscal 2003 is the initial year whereby the operations of the Filtran Group (a full year) and TM Systems (from February 6, 2003 to May 31, 2003) are reflected in the Company’s consolidated operations.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 76.6% of sales in 2003 compared to 77.7% of sales in 2002. Accordingly, the gross margin for 2003 period of 23.4% was in line with the 22.3% gross margin in the 2002 period. Individual subsidiary company’s products saw varying gross margins:

API Electronics Inc. (API)	8.4%
Filtran Group	26.6%
TM Systems	50.9%

The decrease in API’s gross margin is attributed primarily to a write-down of inventory in the amount of $399,000. If the effects of the inventory write-down are removed, API’s gross margin would have been 23.2%, which is more in line with its historical gross margins.

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

Several components of general and administrative expenses saw increases as a direct result of the Company’s status as a public company and the acquisition of API. Professional fees of $301,117 (2002 - $94,747), and press releases, shareholder information and annual meeting of $56,104 (2002 - $9,070) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group and the February 2003 acquisition of TM Systems resulted in increased general and administrative expenses for the Company. Several components saw increases as follows: Office salaries - $252,369 (2002 - $121,634), officer salaries - $203,437 (2002 - $91,000), consulting - $95,037 (2002 - $50,846), rent - $32,841 (2002 - $11,488), telephone - $56,545 (2002 - $26,918), office supplies and expense - $56,567 (2002 -$32,903) and travel $23,480 (2002 - $3,780).

In addition, amortization included in general and administrative expenses increased to $353,839 (2002 - $34,134) as a result of the overall increase in the Capital and Intangible Asset base arising from the acquisition of the Filtran Group and TM Systems.

During this period, management continued to emphasize efficiencies and control of overheads. The Company expected that TM Systems’ operations would be fully integrated into API’s state-of-the art facilities by fiscal 2004, which would provide savings in overhead and administrative costs.

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

Other Income and Expense

Other income improved to $89,316 in 2003 from $75,565 in 2002. The increase is attributed to a $40,969 gain earned in 2003 (2002 - $Nil) through the early repayment of an amount owing on a promissory note, higher investment income of $41,300 (2002 - $10,068), and a capital tax recovery of $34,118 (2002 – $Nil). These increases were offset by a decrease in foreign exchange from a gain in 2002 of $30,513 to a loss in 2003 of $65,580. Also included in other income are miscellaneous amounts of $38,509 (2002 - $34,984).

Other expense relates to interest on long-term debt and the Company saw a substantial increase from $37,467 in 2002 to $107,789 in 2003. The increase is attributed to the Filtran Group promissory note debt that added $69,771 of interest expense in 2003.

Net Income / Loss

The Company incurred a net loss in 2003 of $597,546 ($0.34/share) compared to a net loss of $857,643 ($0.80/share) for the 2002 year.

Impact of Inflation

Inflation has not been material to the business of the Company. The Company’s financial statements are present in United States dollars. The United States has not experienced hyperinflation during the last five years.

Impact of Foreign Currency Fluctuations on the Company

Foreign currency fluctuations have not had substantial impact on the Company. The Company does not hedge its foreign currency investments or holdings.

Impact of Governmental Policies or Factors on the Company

Except as explained below, no governmental economic, fiscal, monetary or political policies or factors have materially affected, directly, or indirectly, the Company’s operations or investments by United States shareholders in the past. Except as noted in the following sentence, the Company does not anticipate that such policies or factors will materially affect, directly or indirectly, the Company’s operations or investments by United States shareholders in the future. Notwithstanding the foregoing, the Company’s operation of API and TM Systems will be affected by governmental policies related to defense spending (see also item 4B – Material Effects of Government Regulations above and item 5D – TREND INFORMATION below).

Liquidity and Capital Resources

Summary

At May 31, 2003, the Company had cash reserves of $1,561,199 compared to $1,408,637 as at May 31, 2002. In addition, the Company had marketable securities of $431,168 at May 31, 2003 (2002—$2,429). The portfolio of securities consists principally of commercial paper and bonds with maturities of less than one year ($242,397) and income trust units ($186,632).

At May 31, 2003 working capital (the excess of current assets over current liabilities) totaled $2,195,522 compared to $2,148,073 at May 31, 2002. The current ratio at May 31, 2003 decreased to 1.46:1 from the 2.0:1 ratio as at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.83:1 at May 31, 2003 – a decrease from the 1.1:1 posted at May 31, 2002.

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

The debt to equity ratio (current & long-term debt to shareholder’s equity) improved to 0.35 as at May 31, 2003 compared to 0.53 as at May 31, 2002.

Total assets increased to $13,446,690 in 2003 from $8,535,159 in 2002. This is attributed to acquisitions and financings.

Cash Flow

Cash generated (used) in operating activities increased to $40,131 for year ended May 31, 2003 compared to ($811,048) for year ended May 31, 2002. This improvement was attributed primarily to a higher gross profit in 2003 in the amount of $1,928,001 (2002—$647,279) and a decrease in business development expense in the amount of $355,042 (2002—$501,583). Fiscal 2003 is the initial year whereby the operations of Filtran Group (June 1, 2002 to May 31, 2003) and TM Systems (February 6, 2003 to May 31, 2003) are reflected in the Company’s operations and the gross margins were 26.6% and 50.9% respectively.

The major financing activity in 2003 was provided through the issuance of common shares in the amount of $4,102,500. The major financing activities in 2002 were the issuance of common shares in the amount of $2,296,212 and the cash acquired through the reverse take-over by API in the amount of $1,178,376.

The major cash investing activities in 2003 and 2002 were related to business acquisitions. In fiscal 2003 the Company acquired TM Systems for $1,521,958 and in fiscal 2002 the Company acquired the Filtran Group in the amount of $955,374. Other major investing activities during 2003 were the purchase of capital assets in the amount of $725,789 (2002—$257,217), the investment in marketable securities of $428,739 (2002—$nil), the repayment of bank indebtedness of $284,488 (2002—$112,200), the decrease in the long-term debt of $1,046,394 (2002—increase of $87,390), and the repayment of long-term debt in the amount of $nil (2002—$58,575).

In June 2002, the Company completed a $1,175,000 private placement offering of 50,000 units at a price of $23.50 per unit. Each unit consisted of one common share and one warrant. The warrants expire on June 30, 2004 and each warrant entitles the holder to purchase one additional common share at a price of $30.00 per share. Proceeds from the private placement have been used for general working capital purposes and to fund ongoing acquisition activities. These numbers (unit numbers, unit price and warrant exercise price) have been adjusted for the one (1) for ten (10) common share consolidation effective on September 15, 2004.

In February 2003, the Company completed a private placement financing of $2,770,000. Under the terms of the financing, 692,500 units were issued with each unit consisting of one common share at $4.00 per share and a half-share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share at a price of $6.00 for a period of two years following closing. These numbers (unit numbers, unit price and warrant exercise price) have been adjusted for the one (1) for ten (10) common share consolidation effective on September 15, 2004.

Capital Assets and Intangibles

Through the acquisition of TM Systems as at February 6, 2003 the Company added equipment in the amount of $25,120, inventory of parts and supplies in the amount of $288,009, and inventory of work in process in the amount of $468,697. The Company also acquired customer contracts in the amount of $1,715,784, and a non-compete agreement in the amount of $500,000.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the last three financial years, the Company did not spend material amounts of money on research and development activities, and did not have formal research and development policies.

D.	TREND INFORMATION

	2004		2003		2002
Sales Revenue		$11,278,187		$8,253,541		$2,903,120
Net Loss		$(342,394)		$(597,546)		$(857,643)
Loss, basic and diluted, per share		$(0.15)		$(0.34)		$(0.80)
Total Assets		$10,884,184		$13,446,690		$8,535,159
Total long term financial liabilities		$174,643		$2,931,687		$2,371,831
Cash dividends declared	$	Nil	$	Nil	$	Nil

The past three years have been very difficult for the technology and telecommunication industries. Despite the difficulty, the Company has experienced a 36.6% increase in sales in 2004 and an increase of 184.3% increase in sales in 2003. The increase in 2003 was due primarily to the acquisition of the Filtran Group that added $4,647,361 in sales revenue. The increase in 2004 was due primarily to the February 2003 acquisition of TM II that added sales revenue of $3,143,113 in 2004 compared to partial year amount of $918,117 in 2003.

API Electronics believes that new orders should increase as a result of the new military budget approved by the US Government. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past two years. In addition it has also put in place its ISO 9000-2000 system. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

The telecommunication industry downturn has impacted Filtran Group and continues to carry uncertainty for demand in that sector. The Video DSL market is one area which is experiencing growth and Filtran Group is attempting to enter this market. Filtran Group is focused on overcoming pricing pressures in that market, which it believes is necessary to generate significant sales. To do so, Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group is aggressively pursuing growth strategies with the hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics, targeting the military relay market.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM II’s Stabilized Glide Slope Indicator (SGSI) is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financing arrangements or transactions.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$66,124	$33,119	$33,005		$—
Capital (Finance) Lease Obligations	108,519	35,535	68,759	4,225	—
Operating Lease Obligations	72,009	36,402	31,386	4,221	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the Primary Financial Statements (represents future income tax liability)	317,000	108,000	209,000

G.	FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the “safe harbor” provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and is making this cautionary statement in connection with such safe harbor legislation. This Form 20-F, or any other written or oral statements made by or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others, general economic and market conditions, the state of the international, federal, state and local regulatory environment, lack of demand for the Company’s products and services, and other risks described in this Item 3D of this Annual Report and elsewhere. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.	DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES AND PERSONNEL AS OF THE DATE OF THIS ANNUAL REPORT

Phillip DeZwirek

Phillip DeZwirek is director, the Chairman, Chief Executive Officer and Treasurer of the Company. From August 31, 2001 until the end of the 2001 calendar year, Phillip DeZwirek had been a director, Chairman of the Board, Chief Executive Officer and Treasurer of the Company and was the Chief Financial Officer of the Company from August 2001 until Claudio Mannarino assumed that position in 2004. From the end of 2001 until 2004, he also was the Vice-Chairman and Treasurer of the Company. Phillip DeZwirek has been a director, Chairman of the Board and the Chief Executive Officer of CECO Environmental Corp. since August 1979. Mr. DeZwirek’s principal occupations during the past five years have been serving as Chairman of the Board and Chief Executive Officer of CECO; and serving as President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (since 1990). Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: December 5, 1937

Current Outside Business Activities:

Chairman of the Board and Chief Executive Officer of CECO Environmental Corp.

President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Thomas W. Mills

On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company’s wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering.

Date of Birth: January 31, 1945

Current Outside Business Activities: None.

Jason DeZwirek

Jason DeZwirek is a director and the Vice-Chairman and Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. From the end of 2001 until 2004, he was the Chairman and Chief Executive Officer of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Mr. DeZwirek’s principal occupation since October 1999 has been as Founder and President of Kaboose Inc., a company engaged in the development of interactive educational content. Mr. DeZwirek has also been involved in private investment activities for the past five years.

Date of Birth: September 3, 1970

Current Outside Business Activities:

President of Kaboose Inc.

Vice President, Secretary and Director of CECO Environmental Corp.

Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Jerome Rabinowitz

Jerome Rabinowitz has been the Vice President of Sales and Marketing of the Company since August 31, 2001. He has been Vice President-Sales of API since March 1999. Mr. Rabinowitz has been employed in the electronics industry since 1965 and specialized in the semiconductor sector since 1969. He has held management positions in sales, marketing, purchasing, and inventory control. During 1997 and 1998, he was employed by ACI Electronics, Inc. as a marketing director. From March 1998 to March 1999, he was vice president of sales at Knight Electronics.

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

Koang E. Lim was a Senior Lecturer in the University of Singapore from 1972-78, responsible for teaching electrical communication and network theory to 3rd and 4th year students. From 1978 to 1981, he was with Spar Aerospace in St. Anne de Bellevue, Montreal, working on filters, amplitude and delay equalizers for satellite communications. From 1981 to 1982, he was with Gandalf, engaged in the development of active filters for use in modems.

Koang E. Lim joined Filtran Group in August 1982. He retired in 2000 and now works for the Company on a consulting basis. As a Chief Engineer at Filtran Group, he is responsible for engineering designs and completing quote files and is a liaison with customers for technical issues. His responsibilities include final approval of products made at Filtran Group’s facilities and offshore facilities.

Date of Birth: June 9, 1931

Current Outside Business Activities: None

Claudio A. Mannarino, B.Com, C.M.A.

Claudio Mannarino is the Chief Financial Officer and Vice President of the Company, with over 10 years of professional accounting and finance experience. He holds a Bachelor of Commerce Degree from the University of Ottawa and is a Certified Management Accountant.

Mr. Mannarino spent three years as Controller for two divisions of GTC Transcontinental a Canadian publicly traded company on the TSE. After three years in progressive roles at GTC he joined a Project Management Company as a senior accountant, whose role centered on developing long-term business strategies and improving business practices.

In addition to his role at GTC, Mr. Mannarino started his own business in 1994, which he successfully grew and then sold in 1999.

Mr. Mannarino joined Filtran Group in April of 2000. He was later named CFO and VP of Finance for the Company. His responsibilities include managing the financial reporting function for the Company, and the finance, human resource and IT departments of the Filtran Group. Mr. Mannarino has also gained experience in business acquisitions specifically related to due diligence activities and has carried out several cost reduction initiatives at Filtran Group.

Date of Birth: April 24, 1970

Current Outside Business Activities: None

Miki Narui, B.A.Sc., P.Eng.

Miki Narui is the Engineering Manager at Filtran, with over thirteen years experience in power electronics, specializing in magnetic component design at Bell Northern Research / Nortel Networks, and later at the Canadian division of Pulse Engineering Ltd as its design center manager.

She graduated from University of Toronto in 1991 with a Bachelor’s degree in Applied Science and Engineering with honours in Electrical Engineering. From 1991 to 1995, she was a Ph.D. candidate and a research and teaching assistant in the Power Systems and Devices Group at the University of Toronto, specializing in the modeling of high power vortex stabilized arc lamps and the accompanying power supplies.

Miki Narui joined the Filtran Group in May 2003. As the engineering manager, she is responsible for the development of all varieties of magnetic components and special purpose power supplies from initial quotation stage, to final production run. She supervises a team of four electrical designers, a manufacturing process engineer, a senior power supply designer, a mechanical designer / documentation controller, and a lab technician.

Date of Birth: July 19, 1968

Current Outside Business Activities: None

Arnie Markowitz

Arnie Markowitz is General Manager at Filtran Group. Mr. Markowitz has over 20 years of specialized experience in sales and marketing of electronic components and corporate management of electrical and electronic component manufacturers. He graduated from New York University in 1981.

From 1981 through 1984 he was employed as an account executive and sales manager for Tec Electronics a data communications equipment manufacturer and distributor in New York. From 1984 through 1987 he was a territory manager for Tritech Electronics / Bittan Associates an electronic component distributor / representative in New Jersey. From 1988 through 1998 he was worldwide sales manager for Sussex Semiconductor a manufacturer of semiconductors in New Jersey and Florida. From 1999 through 2002 he was a principal in and General Manager of Edal Industries a manufacturer of semiconductors and electronic assemblies in East Haven, Connecticut.

Mr. Markowitz joined Filtran Group joined in October 2002 as Director of New Business Development. He was promoted to General Manager in July 2004 upon the retirement of Ian Bolt.

Date of Birth: October 16, 1958

Current Outside Business Activities: None

Jason DeZwirek is Phillip DeZwirek’s son. There are no other family relationships between any two or more of the directors or officers or senior management members named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The Company’s directors and executive officers as of the end of the most recent fiscal year and as of the date of this Annual Report are summarized in the following table:

Name	Position(s)
Phillip DeZwirek	Director, Chairman, Chief Executive Officer and Treasurer

Thomas W. Mills	Director, President and Chief Operating Officer

Jason DeZwirek	Director, Vice-Chairman and Secretary

Claudio A. Mannarino	Chief Financial Officer and Vice President

Arnie Markowitz	General Manager of Filtran Group

B.	COMPENSATION

Compensation Required to be Disclosed Under the Ontario Securities Act

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company’s Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than Canadian $100,000 in total salary and bonus for the fiscal year in question. The only executive officers of the Company for whom disclosure is required under the Ontario Securities Act for the fiscal year ended May 31, 2004 are: Jason DeZwirek, the Vice-Chairman and Secretary, Thomas W. Mills, President, Jerome Rabinowitz, Vice President-Sales at API, Arnie Markowitz, General Manager of Filtran Group, and Claudio Mannarino, Chief Financial Officer and Vice President.

Information regarding Phillip DeZwirek, the Chairman, Chief Executive Officer and Treasurer of the Company, also is included.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the Company’s most-recently completed fiscal year:

	Fiscal Year- ending May 31	Annual Compensation			Long Term Compensation
Name and Position of Principal		Salary	Bonus	Other Annual Compensation	Securities Under Options/Granted	All Other Compensation
Jason DeZwirek (1) Vice-Chairman, Secretary	2004	Nil	Nil	$53,623	Nil	$1,620
Phillip DeZwirek (2) Chairman, Chief Executive Officer, Treasurer	2004	Nil	Nil	$178,228	Nil	Nil
Thomas W. Mills(3)(4) President, Chief Operating Officer	2004	$111,800	Nil	Nil	Nil	$16,116
Jerome Rabinowitz(5) Vice President – Sales and Marketing	2004	$130,000	Nil	Nil	Nil	$9,600
Claudio Mannarino(6) Chief Financial Officer, Vice President	2004	$55,333	Nil	Nil	Nil	$2,201
Arnie Markowitz General Manager at Filtran Group	2004	$100,000	Nil	Nil	Nil	Nil

(1)	Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. In 2004 he became Vice-Chairman and resigned as Chief Executive Officer. Amounts paid to Jason DeZwirek by the Company were paid to him as consulting fees. The Company paid consulting fees of $1,620 to Kaboose, Inc., a company controlled by Mr. DeZwirek.

(2)	Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and was elected to the positions of Vice-Chairman, Chief Financial Officer and Treasurer at the end of the 2001 calendar year. Mr. DeZwirek became the Chairman and Chief Executive Officer in 2004. Claudio Mannarino became Chief Financial Officer of the Company in 2004. The Company paid Green Diamond Oil Corp., a corporation of which Mr. DeZwirek is an officer and director and shareholder, $178,228 to cover all overhead costs and expenses of the Corporation’s executive office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone, and secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp.

(3)	Thomas Mills was elected a Director and appointed President on August 31, 2001.

(4)	Thomas Mills received the use of a company car, resulting in expenses of $16,116 to the Company.

(5)	Jerome Rabinowitz was appointed Vice President – Sales and Marketing of the Company on August 31, 2001. Jerome Rabinowitz received the use of a company car, resulting in expenses of $9,600 to the Company.

(6)	Claudio Mannarino received the use of a company car resulting in expenses of $2,201 to the Company.

Compensation Previously Disclosed Publicly

The Company disclosed compensation to certain of the Company’s officers and directors in an August 27, 2004 Notice of Special Meeting of Shareholders to be held October 20, 2004 (“2004 Annual Meeting”) and Management Information Circular relating to its election of directors, and the appointment of auditors (the “Circular”), which Circular was publicly disclosed in a Form 6-K filing with the United States Securities and Exchange Commission.

In the Circular, the Company disclosed that API, the Company’s wholly-owned subsidiary, pays Thomas W. Mills an annual salary of $111,800, and an annual car allowance of $16,116. API pays Jerome Rabinowitz an annual salary of $130,000 and an annual car allowance of $9,600. In the fiscal year ended May 31, 2003, the Company paid him a bonus of $5,000. The Company pays $178,228 in rent, utilities, personnel, telecommunications, secretarial, administrative support and other expenses to a corporation of which Phillip DeZwirek is a director and officer. The Company pays Jason DeZwirek annual consulting compensation of $53,623 and also paid $1,620 in consulting fees to a corporation of which Jason DeZwirek is a director and officer. API pays Claudio Mannarino an annual salary of $55,333 and an annual car allowance of $2,201. API pays Arnie Markowitz an annual salary of $100,000. API does not pay any further compensation to Mr. or Mrs. Mills, Phillip DeZwirek, Jason DeZwirek, Mr. Rabinowitz, Mr Mannarino, Mr. Markowitz or to any of its directors.

Cash Compensation of Directors During the Financial Year Ended May 31, 2004

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended May 31, 2004, for their services in their capacity as directors.

Stock Option Plan

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares (as adjusted to reflect the one (1) for ten (10) common share consolidation) for issuance on the exercise of such options. The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the Annual Meeting of Shareholders held on October 8, 2003.

Stock Options Granted to Directors and Officers

The Company granted stock options to its officers or directors after the close of its fiscal year ending May 31, 2004 as follows. These options replaced a like number of options that were issued to these directors on January 8, 2004 and subsequently cancelled.

Optionee	Position	Date of Grant	Number of Options*	Exercise Price*		Expiration Date
Jason DeZwirek	Director	January 8, 2004	220,000	US$	3.50	January 8, 2009
Phillip DeZwirek	Director	January 8, 2004	220,000	US$	3.50	January 8, 2009
TOTAL			440,000

*	numbers adjusted to reflect the one (1) for ten (10) common share consolidation

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan (the definition of “long-term incentive plan” contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended May 31, 2004.

Pension and Retirement Benefits

During the fiscal year ending May 31, 2004, the Company provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby the Company matched employees’ contributions up to the lesser of three percent of each employees’ annual income or $6,000. The total cost to the Company for such contributions for the fiscal year ended May 31, 2004 was $8,652. Neither the Company nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

C.	BOARD PRACTICES

The Company has three directors. The three directors named below continue to serve as of the date of this Annual Report. The current terms of each of the Company’s directors began on October 20, 2004, the date of the Company’s 2004 Annual Meeting of Shareholders, and will expire on the date of the Company’s 2005 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his name:

Name	Beginning of Tenure	Expiration of Term
Phillip DeZwirek	August 31, 2001	2005 annual meeting*
Thomas W. Mills	August 31, 2001	2005 annual meeting*
Jason DeZwirek	August 31, 2001	2005 annual meeting*

*	such directors may be re-elected at such meeting

None of the Company’s directors are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

The Company does not have a remuneration committee. As of the date of this Annual Report, the Company’s audit committee consists of two non-independent directors, Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of the Company. Phillip DeZwirek and Jason DeZwirek also are major shareholders of the Company. Phillip and Jason DeZwirek are father and son. The members are appointed by the Company’s directors at the conclusion of the annual meeting to hold office until the next annual meeting or until their successors are elected or appointed. The audit committee appoints the Company’s auditors, which appointment also is subject to shareholder approval, approves the terms of the auditor’s engagement and approves, in advance, any additional work to be performed for the Company by its auditors. The audit committee reviews the financial statements of the Company and reports thereon to the Company’s Board of Directors before the financial statements are approved by the Board of Directors.

In the event the Company applies for and is accepted for quotation in the NASDAQ small cap market, then a majority of the members of the Company’s Board of Directors will have to be independent directors as defined by NASDAQ. The independent directors must have regularly scheduled meetings at which only independent directors are present. Compensation of the chief executive officer of the Company must be determined, or recommended to the Board of Directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors, and the chief executive officer cannot be present during voting or deliberations. Compensation of all other executive officers must be determined, or recommended to the Board of Directors either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. Director nominees must either be selected, or recommended for selection by the Board of Directors either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. The nominations process must be set forth in a formal written charter or a Board of Directors’ resolution. The Company’s audit committee will have to composed of at least three (3) members, all of whom are independent as defined by NASDAQ and under SEC Rule 10A-3(b)(1), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three years. Each member of the audit committee must be able to read and understand fundamental financial statements, including an issuer’s balance sheet, income statement and cash flow statement. One member of the audit committee must have employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. These rules were recently approved by the SEC and become effective for small business filers such as the Company on July 31, 2005. Until that date, the Company would have to be in compliance with the prior NASDAQ rules, which require that small business issuers like the Company establish and maintain an audit committee of at least two members, a majority of which are independent. Accordingly, these rules would require that the Company appoint two independent directors to serve on its audit committee and that one of its current audit committee members resign, so that its audit committee would consist of a majority of independent directors. NASDAQ also requires that all listed issuers adopt a written audit committee charter that covers specified responsibilities and duties. The audit committee must review and reassess the adequacy of the written audit committee charter on an annual basis.

D.	EMPLOYEES

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and at the locations set forth below:

Location	5/31/02	10/1/02	5/31/03	10/1/03	5/31/04	10/1/04

Toronto, Ontario, Canada	1	1	0	0	0	0

Hauppauge, New York	35	32	28	31	32	35

Ogdensburg, New York	22	19	18	18	15	18

Nepean, Ontario	126	122	138	132	129	126

Kanata, Ontario	7	4	0	0	0	0

Albertson, New York	0	0	3	3	0	0

Bridgeport, Connecticut	0	0	6	6	6	6

TOTAL	191	178	193	190	182	185

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and in the categories of activities set forth below:

Activity	5/31/02	10/1/02	5/31/03	10/1/03	5/31/04	10/1/04

Corporate Offices	1	1	0	0	0	0

Website Management	0	0	0	0	0	0

API * Management	3	3	2	2	2	2

API Sales	2	2	2	2	2	2

API Design Engineering	1	1	1	1	2	2

API Testing / Environmental Engineering	2	1	1	1	2	2

API Process Engineering	4	3	1	1	1	1

API Quality Assurance	2	2	2	2	2	2

API Production Management	3	3	1	2	2	2

API Assembly	16	16	17	19	14	17

API Accounting / Human Resources	2	1	1	1	2	2

Filtran * Management	2	2	1	1	1	1

Filtran Sales	4	4	3	2	3	3

Filtran Design Engineering	6	5	8	8	9	10

Filtran Testing / Environmental Engineering	7	7	11	10	11	11

Filtran Quality Assurance	4	4	5	4	3	3

Filtran Production Management	10	8	9	8	6	5

Filtran Assembly	101	95	99	99	92	91

Filtran Accounting/ Human Resources	7	6	3	3	3	3

Filtran Purchasing, Stock, Shipping and Maintenance	12	12	17	15	17	17

Filtran Production	2	2	0	0	0	0

TM Systems Management***	0	0	1	1	1	1

TM Systems Sales	0	0	1	1	1	1

TM Systems Design Engineering	0	0	1	1	1	1

TM Systems Testing/ Environmental Engineering	0	0	1	1	1	1

TM Systems Product Management	0	0	1	1	1	1

TM Systems Assembly	0	0	3	3	3	3

TM Systems Accounting & Human Resources	0	0	1	1	1	1

TOTAL	191	178	193	190	182	185

*	API = API Electronics, Inc., a wholly-owned subsidiary of the Company.

**	Filtran = Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited, wholly-owned subsidiaries of the Company and Tactron Communications’ wholly-owned subsidiary, Filtran Limited.

***	TM Systems = TM Systems II, Inc., a wholly-owned subsidiary of the Company.

The number of employees of the Company significantly increased (i) as of May 31, 2002, the effective date of the Company’s acquisition of the Filtran Group of companies and (ii) as of February 6, 2003 (shown as of 5/31/2003), the effective date of the TM Acquisition.

E.	SHARE OWNERSHIP

Share Ownership of Directors and Officers and Senior Management

As of October 31, 2004, an aggregate of 2,384,863 Common Shares of the Company were issued and outstanding. The table below sets forth the share ownership in the Company of the persons listed in subsection 6.B of this Item 6 above as of October 31, 2004, based on numbers reported to the Company by the persons set forth below. None of the persons set forth below have different voting rights.

Name	Number of Common Shares Held		Percentage of Issued and Outstanding Common Shares(d)
Phillip DeZwirek	308,385	(a)	12.93%
Thomas W. Mills	32,825	(b)	1.38%
Jason DeZwirek	291,818	(c)	12.24%
Jerome Rabinowitz	None		—
Claudio Mannarino	None		—
Arnie Markowitz	None

Notes:

(a)	Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Oil Corp.) held 281,888 Common Shares of the Company as of October 31, 2004. All of such shares are attributed to Mr. DeZwirek, which represent approximately 11.82% of the outstanding Common Shares of the Company. Mr. Phillip DeZwirek controls Technapower Industries Corporation, a company that held 16,496 Common Shares of the Company, representing an additional 0.69% of the Company’s Common Shares, as of October 31, 2004. Mr. Phillip DeZwirek directly holds 10,000 shares of common stock of the Company, which represents approximately 0.42% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds warrants to purchase 266,924 shares of common stock of the Company and 220,000 options to purchase common stock of the Company, which are not included in this chart.

(b)	Excludes options to purchase 10,000 shares of common stock of the Company held by Mr. Mills and ownership of warrants to purchase 32,992 shares of common stock of the Company.

(c)	Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. (doing business as Green Diamond Oil Corp.) held 281,888 Common Shares of the Company as of October 31, 2004. All of such shares are attributed to Mr. DeZwirek, which represents approximately 11.82% of the outstanding Common Shares of the Company. Mr. Jason DeZwirek directly holds 10,000 shares of common stock of the Company, which represent approximately 0.42% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds warrants to purchase 250,428 shares of common stock of the Company and 220,000 options to purchase common stock of the Company, which are not included in this chart.

(d)	Percentages are computed by dividing the number of Common Shares held (excluding options and warrants to purchase Common Shares), by the 2,384,863 Common Shares of the Company issued and outstanding as of October 31, 2004. Note that percentages held by the Company’s major shareholders, as disclosed in Item 7A below, which reflect shares beneficially owned (including options and warrants), may be higher.

Stock Option Plan

On August 1, 2003, the board of directors authorized the 2003 Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The terms of the plan restrict options granted at any point in time to 20% of the outstanding shares of the Company. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares of the Company at one point in time. The maximum term of any option granted is five years. The 2003 Option Plan replaced the Company’s then existing 1995 stock option plan. Pursuant to the terms of the 2003 Option Plan, the outstanding options issued under the Company’s 1995 stock option plan were deemed to be re-granted under the 2003 Option Plan.

Stock Options Held by Directors and Officers and Senior Management

The following table sets forth all outstanding stock options and the value of exercised and unexercised options held by directors and officers of the Company for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report.

The Company issued 220,000 options to Phillip DeZwirek and 220,000 options to Jason DeZwirek during January 2004. Thomas Mills’ options were issued during the fiscal year ended May 31, 2002 under the Company’s 1995 stock option plan and are deemed regranted under the 2003 Option Plan.

Common Share Purchase Options (1)

Optionee	Number of Shares	Exercise Price	Expiration Date	Value of Unexercised In-The-Money Options/SARs at May 31, 2004 (2)(3)
Phillip DeZwirek	220,000	$3.50	January 8, 2009	-0-
Thomas W. Mills	5,000	$4.50	August 31, 2006	2,500
Thomas W. Mills	5,000	$7.50	August 31, 2006	-0-
Jason DeZwirek	220,000	$3.50	January 8, 2009	-0-
Jerome Rabinowitz	None	—	—	—
Claudio Mannarino	None	—	—	—
Arnie Markowitz	None	—	—	—

(1)	No purchase price was associated with any of the stock options set forth above. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation and post one (1) for ten (10) common share consolidation numbers and prices—see Note 9(d) to the financial statements contained in Part III, Item 17 of this Annual Report.

(2)	The closing price of the Company’s shares of Common Stock on May 28, 2004, that last trading day of the Company’s 2004 fiscal year, was $5.00 (which is adjusted to reflect for the one (1) for ten (10) common share consolidation).

(3)	No directors or officers exercised any stock options during the year ended May 31, 2004.

Warrants Held by Directors and Officers and Senior Management

The following table sets forth all outstanding warrants to purchase Common Shares granted to persons for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report:

Warrants to Purchase Common Shares(1)(2)

Warrant Holder	Number of Shares	Exercise Price	Expiration Date	Value of Unexercised In-The-Money Warrants at May 31, 2004(3)
Phillip DeZwirek(a)	118,462	$4.50	February 28, 2005	$59,231.00
Phillip DeZwirek(a)	148,462	$7.50	August 30, 2005	$-0-
Thomas W. Mills	16,496	$4.50	February 28, 2005	$8,248.00
Thomas W. Mills	16,496	$7.50	August 30, 2005	$-0-
Jason DeZwirek(b)	110,214	$4.50	February 28, 2005	$55,107.00
Jason DeZwirek(b)	140,214	$7.50	August 30, 2005	$-0-
Jerome Rabinowitz	None	—	—	—
Claudio Mannarino	None	—	—	—
Arnie Markowitz	None	—	—	—

Notes:

(a)	Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Oil Corp.) held Series A Warrants to purchase 110,214 Common Shares of the Company at an exercise price of $4.50 and Series B Warrants to purchase 140,214 Common Shares of the Company at an exercise price of $7.50 as of October 31, 2004. Ownership of all of such warrants has been attributed to Phillip DeZwirek. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, a company that held Series A Warrants to purchase 8,248 Common Shares of the Company at an exercise price of $4.50 and Series B Warrants to purchase 8,248 Common Shares of the Company at an exercise price of $7.50 as of October 31, 2004. All of the A Warrants expire in February 2005 and all of the B Warrants expire in August 2005.

(b)	Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Corp.) held Series A Warrants to purchase 110,214 Common Shares of the Company at an exercise price of $4.50 and Series B Warrants to purchase 140,214 Common Shares of the Company at an exercise price of $7.50 as of October 31, 2004. Ownership of all of such warrants has been attributed to Jason DeZwirek. All of the A Warrants expire in February 2005 and all of the B Warrants expire in August 2005.

(1)	The warrants described in the table above were issued in connection with the acquisition of API. The number of shares and exercise prices associated with the warrants set forth above reflect post-consolidation numbers and prices—see Note 9(c) to the financial statements contained in Part III, Item 17 of this Annual Report.

(2)	The expiration dates of the warrants described in the table were extended to February 28, 2005 and August 30, 2005, from February 28, 2004 and August 30, 2004, respectively, by resolution of the Board of Directors on January 19, 2004.

(3)	The closing price of the Company’s shares of Common Stock on May 28, 2004, that last trading day of the Company’s 2004 fiscal year, was $5.00 (which is adjusted to reflect the one (1) for ten (10) common share consolidation).

There are no arrangements between the Company and its employees involving the issue or grant of options or shares or securities of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table discloses all known major shareholders beneficially owning 5% or more of the Company’s issued and outstanding shares of Common Stock as of October 31, 2004 (plus Thomas Mills, who owns under 5%). As of October 31, 2004 (and as of the date of this Annual Report), an aggregate of 2,384,863 Common Shares of the Company were issued and outstanding. None of the major shareholders have different voting rights.

Name	Number of Common Shares Beneficially Owned		Percentage of Issued and Outstanding Common Shares (a)
Can-Med Technology, Inc., doing business as Green Diamond Oil Corp.	532,316	(b)	20.21%
Phillip DeZwirek	795,308	(c)	27.70%
Jason DeZwirek	762,316	(d)	26.71%
Thomas W. Mills	75,817	(e)	3.12%

Notes:

(a)	Computed by dividing the number of shares beneficially held by each shareholder, including Common Shares underlying options and warrants exercisable within 60 days, by the total number of issued and outstanding Common Shares of the Company plus such shareholder’s Common Shares underlying options and warrants exercisable within 60 days.

(b)	Includes 281,888 Common Shares and 250,428 Common Shares underlying warrants exercisable within 60 days.

(c)	Includes 281,888 Common Shares and 250,428 Common Shares underlying warrants exercisable within 60 days held of record by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond Corp.”). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 16,496 Common Shares and 16,496 Common Shares underlying warrants exercisable within 60 days held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Mr. Phillip DeZwirek directly holds 10,000 shares of common stock of the Company. Also includes 220,000 Common Shares underlying options exercisable within 60 days held of record by Phillip DeZwirek.

(d)	Includes 281,888 Common Shares and 250,428 Common Shares underlying warrants exercisable within 60 days held of record by Green Diamond Corp. Mr. Phillip DeZwirek, Mr. Jason DeZwirek’s father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Mr. Jason DeZwirek directly holds 10,000 shares of common stock of the Company. Also includes 220,000 Common Shares underlying options exercisable within 60 days held of record by Jason DeZwirek.

(e)	Includes 32,825 Common Shares and 32,992 Common Shares underlying warrants exercisable within 60 days held of record by Mr. Mills. Also includes 10,000 Common Shares underlying options exercisable within 60 days held of record by Thomas Mills.

Each of the major shareholders listed above obtained his or its Common Shares and warrants effective August 31, 2001. There have been no other significant changes in the percentage ownership held by any of the above major shareholders prior to August 31, 2001, or after such date.

The following table discloses the geographic distribution of the holders of record of the Company’s Common Stock as of October 31, 2004:

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,039	1,840,142	78.36	77.16
United States (host country)	279	543,249	21.04	22.78
Australia`	5	129	0.38	0.01
Denmark	1	1	0.08	0.00
Botswana	1	1,334	0.08	0.06
England	1	8	0.08	0.00

Total	1,325	2,384,863	100.00	100.00

The Company may be indirectly controlled by Green Diamond Corp., which, as of October 31, 2004, held 281,888 shares of Common Stock of the Company (excluding warrants), representing approximately 11.82% of the Company’s issued and outstanding shares of Common Stock as of October 31, 2004. The Company may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and Technapower Industries Corporation and his direct ownership of shares, held approximately 12.93% of the Company’s issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2004. The Company may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and his direct ownership of shares, held approximately 12.24% of the Company’s issued and outstanding shares of Common Stock (excluding options and warrants) as of October 31, 2004. The Company is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control the Company. All of the shares of common stock held by Green Diamond Corp. are attributed to both Phillip DeZwirek and Jason DeZwirek.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.	RELATED PARTY TRANSACTIONS SINCE JUNE 1, 2003

Since June 1, 2003, the Company has been a party to a Management Services Agreement with Green Diamond Corp., a major shareholder of the Company that is controlled by Jason DeZwirek, the Vice-Chairman, Secretary and a director of the Company, and Phillip DeZwirek, the Chairman, Chief Executive Officer, Treasurer and a director of the Company. The Management Services Agreement provides that Green Diamond Corp. will provide executive office space, office equipment and supplies, telecommunications, personnel and management services to the Company for an annual fee of $170,000 (plus certain expenses). During the year ended May 31, 2004, the Company paid Green Diamond Corp. $178,228 for such services.

The Company acquired API as of August 31, 2001. In connection with that transaction, the Company issued to the stockholders of API, in exchange for all of the outstanding stock of API, 650,000 units of the Company, each unit consisting of one common share and 1/2 of one Series A common share purchase warrant exercisable at $4.50 per share, originally expiring March 30, 2003 and 1/2 of one Series B common share purchase warrant exercisable at $7.50 per share, originally expiring September 30, 2003. The expiration dates of these warrants were extended to February 28, 2004 and August 30, 2004, respectively, effective February 25, 2003 and to February 28, 2005 and August 30, 2005, respectively, effective January 9, 2004. As a result of the share exchange, the Company issued to (i) Green Diamond Corp., which is 50.01% owned by Icarus Investments Corp., which is owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, 281,888 shares of common stock, 140,214 Series A warrants and 140,214 Series B warrants, (ii) Technapower Industries, a company controlled by Phillip DeZwirek, 16,496 shares of common stock, 8,248 Series A warrants and 8,248 Series B warrants, and (iii) Thomas Mills, 32,825 shares of common stock, 16,496 Series A warrants and 16,496 Series B warrants. The unit number, share and warrant numbers, and the warrant exercise prices have been adjusted to reflect the one (1) for ten (10) common share consolidation, effective September 15, 2004.

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

Export Sales

Export sales did not constitute a significant portion of the Company’s total sales volume as of May 31, 2004, the end of the Company’s most recent fiscal year.

Legal or Arbitration Proceedings

As of the date of this Annual Report, there are no legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

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

Significant Changes

No significant changes have occurred since May 31, 2004, the date of the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9A(4) and Item 9C.

A(4).	PRICE HISTORY

Price History in the Canadian Market

The following table sets forth the reported high and low sale prices and, as applicable, the volume of trading of the Company’s common shares, as adjusted to reflect a 1:10 consolidation of the Company’s common shares, effective September 15, 2004, a 1:3 consolidation of the Company’s common shares effective September 10, 2001 and a 1:10 consolidation of the Company’s common shares effective May 18, 1999, and as reported by the Canadian Dealing Network Inc. (“CDN”) (prior to December 22, 2000) or the TSX Venture Exchange, formerly known as the Canadian Venture Exchange (“CDNX”) (after December 22, 2000 through August 8, 2001), as applicable, for the periods indicated:

		Canadian $
	Period	High	Low
	Past 6 Calendar Months(a)	Not Applicable
	Quarterly Data Since Q1 2003	Not Applicable
2004:	FYE 5/31/04(a)	N/A	N/A
2003:	FYE 5/31/03(a)	N/A	N/A
2002:	FYE 5/31/02(b)	$15.00	$2.70
2001:	FYE 4/30/01(c,d)	22.80	7.50
2000:	FYE 4/30/00(d)	121.50	7.50

(a)	The Company’s trading was halted on the CDNX as of August 8, 2001. The Company’s Board of Directors determined not to seek to re-establish trading of its common shares on the CDNX and delisted voluntarily from the CDNX.

(b)	The Company’s common shares ceased trading in Canada as of August 8, 2001. Accordingly, the information is for the period beginning May 1, 2001 and ending August 8, 2001.

(c)	Beginning December 22, 2000, the date on which trading commenced on the CDNX.

(d)	The Company’s common shares were not traded in Canada from March 3, 2000 until December 22, 2000.

Prior to December 22, 2000, the Company’s common shares were traded on the CDN, and were traded under the symbol OPUS from May 1999 until March 3, 2000. On March 3, 2000, when the Company announced a transaction with IL Data Corporation, the Company’s common shares were removed from the visible quotation provided by the CDN because the transaction represented a change in control, a change in business and a change of name for the Company. The IL Data Corporation transaction was completed on June 6, 2000, the name change occurred on July 25, 2000, and the Company filed an application for quotation with CDN on August 11, 2000.

In the meantime, some companies that were quoted on CDN were invited to apply for listing on the CDNX. The Company made the application for listing on the CDNX and filed the necessary documentation, and began listing the shares of the Company on Tier 3 of CDNX as of December 22, 2000.

For the period from December 22, 2000 through August 8, 2001, the common shares of the Company were listed on the CDNX under the symbol “YIK” and CUSIP #461459109. The Company’s trading was halted on the CDNX as of August 8, 2001, and its shares no longer trade on CDNX. This is a result of the fact that the Company’s Board of Directors, based on business and timing factors, decided not to obtain pre-approval from the CDNX for its August 31, 2001 acquisition of API Electronics, Inc., which constituted a reverse take-over transaction requiring pre-approval. The Company’s Board of Directors determined not to seek to re-establish trading of its common shares on the CDNX, and requested to be delisted voluntarily from the CDNX.

Price History in the United States Market

During the fiscal year ending April 30, 2001 and through September 7, 2001, while the Company’s name was InvestorLinks.com Inc., the Common Stock of the Company was traded over-the-counter on the OTCBB under the symbol “IVLKF.” On August 30, 2001, the Company’s shareholders approved a change of the Company’s name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were to be converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001, when the Company filed Articles of Amendment in Ontario. On September 10, 2001, shares of the Company’s Common Stock began trading on the OTC under the symbol “APIEF.” At the Company’s 2003 annual meeting, the Company’s shareholders approved the consolidation of the authorized common shares on the basis that every ten pre-consolidation common shares were to be converted into one post-consolidation common share. On September 15, 2004, the 1:10 common share consolidation became effective. In connection with that common share consolidation, the Company changed its name to API Electronics Group Corp. and its trading symbol to “AEGCF.”

The Company may apply for listing on the NASDAQ small cap market. The Company does not know whether its application will be accepted or whether its Common Stock will be listed on NASDAQ. The Company does not know if and when the NASDAQ application will be filed.

The following table sets forth the reported high and low bid prices of the common shares, as adjusted to reflect a 1:10 consolidation of the Company’s common shares effective September 15, 2004, a 1:3 consolidation of the Company’s common shares effective September 10, 2001 and a 1:10 consolidation of the Company’s common shares effective May 18, 1999, and as reported by the NASD for the fiscal periods indicated (the common stock commenced trading on the OTCBB in February 1997). Such over-the-counter market quotations are based on closing prices and reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Period	High	Low
	Past 6 Calendar Months
2004:	October September August July June May	2.92 4.00 4.00 5.00 5.50 5.90	2.65 2.88 3.50 3.50 4.50 5.00
	Quarterly Data Since Q1 2003
Fiscal 2005:	Second Quarter (until 10/31/04) First Quarter (8/31/04)	4.00 5.50	2.65 3.50
Fiscal 2004:	Fourth Quarter (5/31/04) Third Quarter (2/28/04)… Second Quarter (11/30/03) First Quarter (8/31/03)	7.50 7.00 9.90 12.00	5.00 5.40 6.30 7.90
Fiscal 2003:	Fourth Quarter (5/31/03) Third Quarter (2/28/03) Second Quarter (11/30/02) First Quarter (8/31/02)	13.10 10.20 11.20 39.80	10.10 5.20 4.70 9.10
2004:	FYE 5/31/04	9.90	5.00
2003:	FYE 5/31/03	12.00	6.30
2002:	FYE 5/31/02	34.80	2.50
2001:	FYE 4/30/01	101.25	3.75
2000:	FYE 4/30/00	91.86	4.50

The Company’s common stock is not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or similar certificates.

The Company’s common stock is issued in registered form and the following information is taken from the records of Equity Transfer Services Inc. (located in Toronto, Ontario, Canada), the registrar and transfer agent for the Common Stock. The Company’s common stock is not subject to any special restrictions on transfer.

As of October 31, 2004, the stockholders’ list for the Company’s common shares showed 1,326 registered stockholders and 2,384,863 common shares outstanding. Since a portion of the Company’s common shares is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot accurately estimate the total number of beneficial holders of its common shares. For the same reason the Company is unaware of how many of its outstanding common shares are held beneficially by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company’s share register indicated, as of October 31, 2004,

279 stockholders of record having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 543,229 of the Company’s issued and outstanding common shares, representing approximately 22.78% of the total issued and outstanding common shares as of such date.

C.	MARKETS

See Item 9A(4) above.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company’s corporation number as assigned by the Ontario Ministry of Consumer and Commercial Relations is 1028514. The Company’s Articles of Amalgamation do not contain the Company’s purpose or its objectives, as neither is required under the laws of Ontario.

Neither the Articles of Amalgamation nor the Bylaws prohibit a director of the Company from voting on any resolution to approve a material contract or transaction in which such director has a material interest. Neither the Articles of Amalgamation nor the Bylaws of the Company limit the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. The Bylaws provide that directors shall receive remuneration, as the board of directors shall determine from time to time. (Bylaws, Paragraph 4.11). The board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company. (Bylaws, Paragraph 10.1). Neither the Articles of Amalgamation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

A description of the rights, preferences and restrictions attached to each class of the Company’s shares as set forth in the Company’s Articles of Amalgamation follows:

The Company’s Articles of Amalgamation provide that the Company is authorized to issue an unlimited number of Common Shares (“Common Shares”) and an unlimited number of Special Shares (“Special Shares”). Of the Special Shares, the Company has designated a class of up to 500,000 Preference Shares (“Preference Shares”). While the Company has issued Common Shares, it has not issued any Preference Shares or other Special Shares.

Dividend Rights. The Company’s Articles of Amalgamation provide that no dividends shall be declared, set aside, or paid on the Preference Shares. Thus, only holders of Common Shares are entitled to be paid dividends under the Company’s current Articles of Amalgamation.

Voting Rights. Neither the Company’s Articles of Amalgamation nor its Bylaws provide for the election or reelection of directors at staggered intervals. The holders of Common Shares and Preference Shares have equal voting rights at meetings of the Company’s shareholders.

Rights to Share in the Company’s Profits. See “Dividend Rights” above.

Rights to Share in Any Surplus in the Event of Liquidation. Under the Company’s Articles of Amalgamation, upon the dissolution, winding up or liquidation of the Company, holders of Preference Shares are entitled to receive a sum equivalent to the amount paid for the Preference Shares prior to any distribution to the holders of Common Shares or shares ranking junior to the Preference Shares. Holders of Preference Shares are not entitled to share in any further distribution of the assets or property of the Company. Holders of the Common Shares are entitled to receive the remaining property of the Company upon dissolution.

Redemption Provisions. Under the Company’s Articles of Amalgamation, the Company, when redeeming shares:

•	Shall not redeem Preference Shares prior to the expiration of five years from the issuance date without the prior consent of the holder of the Preference Shares to be redeemed;

•	Shall, at least thirty days prior to the redemption date, mail a notice to all registered holders of Preference Shares stating its intention to redeem such shares. The notice shall set forth the redemption price, the date on which redemption is to occur, and the number of the holder’s shares that are to be redeemed. If only a portion of the holder’s shares is to be redeemed, the Company shall issue such holder a new certificate for the balance of such shares. After the redemption date, the holders shall not be entitled to exercise any rights of shareholders unless the Company failed to pay the redemption price;

•	May at any time, with the consent of the holder, purchase for cancellation all or part of the Preference Shares; and

•	May purchase any of its issued Common Shares subject to the provisions of the Ontario Business Corporations Act.

Sinking Fund Provisions. Neither the Company’s Articles of Amalgamation nor its Bylaws contain sinking fund provisions.

Liability to Further Capital Calls by the Company. Neither the Company’s Articles of Amalgamation nor its Bylaws contain provisions allowing the Company to make further capital calls with respect to any shareholder of the Company.

Discriminatory Provisions Based on Substantial Ownership. Neither the Company’s Articles of Amalgamation nor its Bylaws contain provisions which discriminate against any existing or prospective holders of securities as a result of such shareholder owning a substantial number of shares.

Miscellaneous Provisions. Under the Company’s Articles of Amalgamation, holders of Preference Shares shall not be entitled to sell, assign, transfer or dispose of Preference Shares without the previous, express consent of the directors and the prior written consent of the Ontario Securities Commission. In the event the Company was to pay dividends on the issued and outstanding shares, the dividend must be claimed within six years of the payment date and payment shall be forfeited and shall revert to the Company if not so claimed.

Neither the Articles of Amalgamation nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed. The general provisions of the Ontario Business Corporations Act apply to this process, and require shareholder meetings and independent voting for such changes.

Annual general meetings of the Company’s shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 6.1). Special meetings of the Company’s shareholders may be convened by unanimous shareholder agreements or by order of the board of directors. (Bylaws, Paragraph 6.2). Shareholders of record must be given notice of such special meeting not less than 21 days nor more than 50 days before the date of the meeting. Notices of meetings of shareholders, other than for consideration of the financial statements and auditors reports, election of directors and reappointment of incumbent auditors, must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph 6.3). The Company’s board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to such meeting. (Bylaws, Paragraph 6.5). However, as a result of Ontario securities laws applicable to the Company, the record date must be no fewer than 30 and no more than 60 days prior to the meeting date. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company’s directors, the Company’s auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 6.7).

Neither the Articles of Amalgamation nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon.

There is no provision of the Company’s Articles of Amalgamation or Bylaws that would delay, defer or prevent a change in control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries). The Company’s Bylaws do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed. With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law. Neither the Articles of Amalgamation nor Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by law.

C.	MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company’s group is a party, for the two years immediately preceding the publication of this Annual Report:

Date	Parties	Type	Terms and Conditions	Consideration
January 16, 2003	The Company and Asian Capital Limited	Subscription Agreement	Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Asian Capital Limited paid $200,000 for the units.

January 16, 2003	The Company and Dart Management Corporation	Subscription Agreement	Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Dart Management Corporation paid $240,000 for the units.

January 20, 2003	The Company and Stick Capital Inc.	Subscription Agreement	Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Stick Capital Inc. paid $50,000 for the units.

January 27, 2003	The Company and Kostas Papakostas	Subscription Agreement	Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Kostas Papakostas paid $20,000 for the units.

January 31, 2003	The Company and Eusibio Mario Lopez Perez	Subscription Agreement	Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Eusibio Mario Lopez Perez paid $50,000 for the units.

February 3, 2003	The Company and Thomas Christen	Subscription Agreement	Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Thomas Christen paid $260,000 for the units.

February 3, 2003	The Company and Ming Capital Enterprises Inc.	Subscription Agreement	Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Ming Capital Enterprises Inc. paid $260,000 for the units.

February 3, 2003	The Company and Partner Marketing AG	Subscription Agreement	Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Partner Marketing AG paid $200,000 for the units.

February 3, 2003	The Company and Seloz Gestion & Finance SA, Switzerland	Subscription Agreement	Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Seloz Gestion & Finance SA, Switzerland paid $180,000 for the units.

February 3, 2003	The Company and Shangri-La Investments Inc.	Subscription Agreement	Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of	Shangri-La Investments, Inc. paid $260,000 for the units.

common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.

February 3, 2003	The Company and Syrah Invest Corp.	Subscription Agreement	Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Syrah Invest Corp. paid $180,000 for the units.

February 3, 2003	The Company and Terraco Holding S.A.	Subscription Agreement	Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Terraco Holding S.A. paid $200,000 for the units.

February 3, 2003	The Company and Hans Schopper	Subscription Agreement	Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Hans Schopper paid $180,000 for the units.

February 3, 2003	The Company and Crystal Overseas Trading Inc.	Subscription Agreement	Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one	Crystal Overseas Trading Inc. paid $200,000 for the units.

share of common stock the Company, exercisable at $0.60 per share.

February 3, 2003	The Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG	Subscription Agreement	Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Bank Sal. Oppenheim jr. & Cie (Schweiz) AG paid $80,000 for the units.

February 6, 2003	The Company and Les Immeubles Desco Inc.	Subscription Agreement	Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Les Immeubles Desco Inc. paid $50,000 for the units.

February 6, 2003	The Company and 1530403 Ontario Inc.	Subscription Agreement	1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	1530403 Ontario Inc. paid $120,000 for the units.

February 6, 2003	The Company and 1057111 Ontario Ltd.	Subscription Agreement	1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	1057111 Ontario Ltd. paid $40,000 for the units.

February 6, 2003	The Company, TM Systems, Inc. and TM Systems II, Inc.	Asset Purchase Agreement	Asset Purchase Agreement pursuant to which API Electronics Group Inc.’s wholly-owned subsidiary, TM Systems II, Inc. purchased the assets of TM Systems, Inc.	$1,500,000 in cash, a promissory note for $1,475,651 bearing interest at the annual rate of 1.65% plus possible earn-out amounts based on sales and deliveries for the two-year period following the date of the transaction.

February 6, 2003	The Company and Irwin Shuldman	Employment Letter	Letter of Employment confirming Irwin Shuldman’s employment as an executive officer with TM Systems II, Inc. for a period of one year.	$100,000 annual salary

February 6, 2003	The Company and Walter Weiner	Employment Letter	Letter of Employment confirming Walter Weiner’s employment as an executive officer with TM Systems II, Inc. for a period of one year.	$100,000 annual salary

June 1, 2003	The Company and Can-Med Technology (d/b/a Green Diamond Corp.)	Management Services Agreement	Agreement whereby Green Diamond Corp. will provide rental of premises, office equipment and supplies, telecommunications, personnel and management services.	$178,228 annual fees in 2004

March 23, 2004	The Company and Islip Transformer & Metal Co. Inc.	Asset Purchase Agreement	Agreement whereby the Company acquired machinery and equipment and inventory of Islip Transformer & Metal Co. Inc.	$50,000 in cash plus 10% of the amount of confirmed orders

The unit numbers, unit prices or warrant exercise prices in the foregoing chart have not been adjusted to reflect the 1 for 10 common share consolidation effective September 15, 2004.

D.	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of Common Stock of the Company, other than withholding tax requirements (see “Item 7 — Taxation”).

Except as provided in the Investment Canada Act discussed below, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the Common Stock of the Company.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are Canadian $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of Canadian $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

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

Certain Canadian Federal Income Tax Consequences

Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of Common Shares of the Company who is a resident of the United States and who is not a resident of Canada, who holds his or her Common Shares in the Company as capital property and who does not use or hold, and is not deemed to use or hold, his or her Common Shares of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administration and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

Dividends

Dividends paid on the Common Shares of the Company to a non-resident holder will be subject to withholding tax under the ITA. The Canada-US. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a corporation if the shares are considered to be “taxable Canadian property” of the holder within the meaning of the ITA and no relief is afforded under any applicable tax treaty. For purposes of the ITA, the Common Shares of the Company will be taxable Canadian property to a non-resident holder unless the Common Shares are listed on a prescribed stock exchange. The Common Shares are not listed on a prescribed stock exchange. If the common shares become listed on the NASDAQ small cap market, the common shares will be listed on a prescribed stock exchange.

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

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of Common Shares of the Company. This discussion does not address all potentially relevant federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See “Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

US Holders

As used herein, a “US Holder” includes a holder of Common Shares of the Company who is a citizen or legal resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares of the Company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of Company

US Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussions at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.

Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are no preferential tax rates for long-term capital gains for a US holder that is a corporation.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. Preferential tax rates for dividends are applicable to a US Holder that is an individual, estate or trust. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Company

A US Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder’s tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the US Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon whether the holding period of the US Holder is more than twelve months. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, US Holders that hold Common Shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging Common Shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company. For any taxable year of the Company, if at least 75% of the Company’s gross income is “Passive income” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)), or if at least 50% of the Company’s assets, by average fair market value, are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company (“PFIC”). There can be no assurance that the Company will not be determined to be a PFIC in its current or future taxable years.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns any Common Stock, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1297 of the Code, with respect to all of such U.S. Holder’s Common Stock. For example, gifts, exchanges pursuant to corporate reorganizations and use of the Common Stock as security for a loan may be treated as taxable dispositions, and a stepped-up basis upon the death of such a U.S. Holder may not be available. Furthermore, in the absence of an election by such U.S. Holder to treat the Company as a “qualified electing fund” (the “QEF election”), as discussed below, the U.S. Holder would be required to (i) report any gain on disposition of any Common Stock as ordinary income rather than capital gain, (ii) to compute the tax liability on such gain and on certain distributions as if the Items had been earned pro rata over the U.S. Holder’s holding period (or a certain portion thereof) for the Common Stock, and (iii) would be subject to the highest ordinary income tax rate for each taxable year of the U.S. Holder in which the Items were treated as having been earned. Such U.S. Holder would also be liable for interest (which may be non-deductible by certain U.S. Holders) on the foregoing tax liability as if such liability had been due with respect to each such prior year.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns any Common Stock, the adverse taxation of disposition gains and certain distributions may be avoided by any U.S. Holder who makes a QEF Election on or before the due date (including extensions) for filing such U.S. Holder’s tax return for such taxable year. Such a U.S. Holder would be taxed on dividends and capital gains as if the Company had never been a PFIC, but would also be taxed on its pro-rata share of the Company’s earnings and profits for the Company’s taxable year in which it was (or was treated as) a PFIC and which ends with or within such U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed by the Company. Should such an election be made (and if the Company is a PFIC, U.S. Holders are strongly urged to consider this special election), there are a number of specific rules and requirements applicable thereto, and such an electing U.S. Holder is strongly urged to consult his own tax advisor in that regard.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in US property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by a US person who is or was a United States shareholder (as defined in the Code, a holder of Common Shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of Common Shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company’s executive offices located at 505 University Avenue, Suite 1400, Toronto, Ontario M5G 1X3.

The Company also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission (“SEC”) pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You also may access materials the Company has filed with the SEC, which are publicly available through Edgar files, at the SEC’s website at www.sec.gov.

I.	SUBSIDIARY INFORMATION

A list of subsidiaries is set forth in Item 4C, “Organizational Structure.”

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

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to management in a timely manner. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure. There have been no changes in the Company’s internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert. The Company’s audit committee members are Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of the Company. The Company is not required to have an audit committee.

ITEM 16B.	CODE OF ETHICS

The Company does not presently have a code of ethics applicable to its senior executive officers. The Company is presently considering the adoption of a code of ethics, and will, upon its adoption, either: (i) provide a copy thereof to the United States Securities and Exchange Commission, (ii) post the text thereof on the Company’s website, or (iii) provide a copy thereof to any person upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

The aggregate fees to be billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company, for the audits of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended May 31, 2004, will be $137,000 and for the Company’s fiscal year ended May 31, 2003 were $134,736.

(b)	Audit-Related Fees

There were no additional fees billed for assurance and related services by BDO Dunwoody LLP, the principal accountant for the Company that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above, for the Company’s fiscal year ended May 31, 2004 or the Company’s fiscal year ended May 31, 2003.

(c)	Tax Fees

The aggregate fees billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company for tax compliance, tax advice and tax planning for the Company’s fiscal year ended May 31, 2004, were Cdn $2500 relating to tax compliance matters for the 2003 fiscal year and for the Company’s fiscal year ended May 31, 2003 were Cdn $5500 relating to tax compliance matters for the 2002 fiscal year. Additional fees billed by BDO Dunwoody LLP for the Company’s fiscal year ended May 31, 2004 for services rendered were Cdn $2500. Such services included fees for a memorandum on tax consequences of moving to a foreign jurisdiction. Additional fees billed by BDO Dunwoody LLP for the Company’s fiscal year ended May 31, 2003 for services rendered were Cdn. $14,292. Such services included special tax service rendered in connection with the refiling of Ontario corporate tax returns for the years 1998, 1999 and 2000.

(d)	All Other Fees

BDO Dunwoody LLP, the principal accountant for the Company, did not bill any amounts for products and services other than the fees reported above in this Item 16C above, for the Company’s fiscal years ended May 31, 2004 and May 31, 2003.

(e)	Audit Committee’s Pre-Approval Policies

The audit committee approves the engagement terms for all audit and non-audit services to be provided by the Company’s accountants before such services are provided to the Company or any of its subsidiaries.

The audit committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through (d) above.

(f)	Auditors Use of Non-Permanent Employees

None of the hours expended by BDO Dunwoody LLP on its engagement to audit the Company’s financial statements for the fiscal year ended May 31, 2004, were performed by persons other than fulltime permanent employees of BDO Dunwoody LLP.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable. The securities of the Company are not listed on a national securities exchange or quoted on an automated inter-dealer quotation system operated by a national securities association.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

PART III

ITEM 17.	FINANCIAL STATEMENTS

The financial statements, which follow were prepared in accordance with Cdn GAAP and are expressed in US dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 17 to the financial statements. The financial statements include the following:

(i)	Auditors’ Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended May 31, 2004, May 31, 2003 and May 31, 2002.

(ii)	Consolidated Balance Sheet at May 31, 2004, 2003 and 2002.

(iii)	Consolidated Statements of Operations and Deficit for the years ended May 31, 2004, 2003 and 2002.

(iv)	Statements of Cash Flows for the years ended May 31, 2004, 2003, and 2002.

(v)	Summary of Significant Accounting Policies.

(vi)	Notes to Consolidated Financial Statements.

API Electronics Group Inc.

Consolidated Financial Statements

For the years ended May 31, 2004, 2003, and 2002

(Expressed in US Dollars)

Auditors’ Report

To the Shareholders of

API Electronics Group Inc.

We have audited the consolidated balance sheets of API Electronics Group Inc. as at May 31, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario July 30, 2004

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Comments by Auditors for U.S. Readers

on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving amortization of customer contracts described in note 11, have a material effect on the consolidated financial statements. Our report to the shareholders dated July 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario July 30, 2004

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

	May 31 2004	May 31 2003
Assets
Current
Cash and cash equivalents	$634,058	$1,561,199
Marketable securities (Note 2)	2,144	431,168
Accounts receivable	1,028,508	1,619,487
Unbilled revenue	—	324,078
Inventories (Note 3)	3,262,983	2,931,924
Prepaid expenses	93,516	61,988

	5,021,209	6,929,844
Capital assets (Note 4)	3,000,125	3,275,979
Goodwill	919,529	918,529
Intangible assets (Note 5)	1,943,321	2,322,338

	$10,884,184	$13,446,690

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 6)	$128,675	$—
Accounts payable	1,517,304	1,265,458
Deferred revenue	124,723	661,406
Future income tax liability (Note 8)	108,000	108,000
Current portion of long-term debt (Note 7)	68,654	2,699,458

	1,947,356	4,734,322
Future income tax liability (Note 8)	209,000	248,000
Long term debt (Note 7)	105,989	232,229

	2,262,345	5,214,551

Shareholders’ equity
Share capital (Note 9)	9,449,507	8,744,507
Paid in capital	770,790	770,790
Contributed surplus	25,000	—
Cumulative foreign exchange translation adjustment	254,708	252,614
Deficit	(1,878,166)	(1,535,772)

	8,621,839	8,232,139

	$10,884,184	$13,446,690

On behalf of the Board:

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Years Ended May 31
	2004	2003	2002
Sales	$11,278,187	$8,253,541	$2,903,120
Cost of sales	8,669,207	6,325,540	2,255,841

Gross profit	2,608,980	1,928,001	647,279

Expenses
Business development	71,088	355,042	501,583
Selling expenses	843,308	666,138	339,048
General and administrative	2,116,206	1,527,307	685,747

	3,030,602	2,548,487	1,526,378

Operating Income (Loss)	(421,622)	(620,486)	(879,099)

Other (Income) Expenses
Other income (includes loss(gain) on foreign currency exchange of $5,323; 2003 -$65,580; 2002–(30,513))	(117,956)	(89,316)	(75,565)
Interest expense	85,063	107,789	37,467

	(32,893)	18,473	(38,098)

Loss before income taxes	(388,729)	(638,959)	(841,001)
Income taxes (Note 8)	(46,335)	(41,413)	16,642

Net loss for the year	(342,394)	(597,546)	(857,643)
Deficit, beginning of year, (Note 11)	(1,535,772)	(938,226)	(80,583)

Deficit, end of year	$(1,878,166)	$(1,535,772)	$(938,226)

Loss per share–basic and diluted (Note 13)	$(0.15)	$(0.34)	$(0.80)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended May 31
	2004	2003	2002
Cash provided by (used in)
Operating activities
Net loss for the year	$(342,394)	$(597,546)	$(857,643)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	803,807	785,979	150,138
Future income taxes	(39,000)	(70,640)	—
Stock options expensed	10,000	—	—
Gain on settlement of debt	(39,000)	—	—
Gain on sale of marketable securities	(45,795)	—	—
Loss on sale of land and building	8,688	—	—
Net change in non-cash working capital balances (Note 10)	294,600	(77,662)	(103,543)

	650,906	40,131	(811,048)

Investing activities
Business and asset acquisitions, net of cash acquired	(50,000)	(1,521,958)	(955,374)
Purchase of capital assets	(222,967)	(725,789)	(257,217)
Proceeds on sale of land and building	104,439	—	—
Proceeds on sale of marketable securities	474,819	—	—
Purchase of marketable securities	—	(428,739)	—

	306,291	(2,676,486)	(1,212,591)

Financing activities
Cash acquired through reverse take-over, net of acquisition costs	—	—	1,178,376
Issue of share capital	705,000	4,102,500	2,296,212
Bank indebtedness advances (repayments)	128,616	(284,488)	(112,200)
Long-term debt advances (repayments)	(2,718,044)	(1,046,394)	28,815

	(1,884,428)	2,771,618	3,391,203

Foreign exchange gain on cash held in foreign currency	90	17,299	—

Net increase (decrease) in cash	(927,141)	152,562	1,367,564
Cash, beginning of year	1,561,199	1,408,637	41,073

Cash, end of year	$634,058	$1,561,199	$1,408,637

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

Nature of Business	API Electronics Group Inc.’s (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (a) to the financial statements.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(b) to the financial statements.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following years:

Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	Ranging from 5 to 10 years
Vehicles	3 years
Website development	3 years

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2004.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

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

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

Stock-Based Compensation Plans	Effective June 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based methods.

The Company has a stock-based compensation plan, which is described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees.

Section 3870 requires disclosure of pro forma earnings and pro forma earnings per share as is if the fair value method had been used to account for employee stock options.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable and accounts payable are balances denominated in Cdn dollars in the amounts of $428,055 (2003 - $1,288,634), $2,921 (2003 - $361,209), $809,235 (2003 - $380,458), and $973,229 (2003 - $645,852).

As at May 31, 2004 there were no significant differences between the carrying amounts and the fair values of the Company’s financial instruments unless otherwise noted.

Cash and Cash equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

1	(a) Business Acquisition

The following business combinations were accounted for using the purchase method, whereby the fair market values of the net assets of the businesses acquired are reflected in the Company’s balance sheet as at the period end.

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

The net assets acquired at fair value, as at May 31, 2002 are as follows:

Cash	$101,623
Current assets	1,204,202
Capital assets	1,984,492
Current liabilities	(507,256)
Long-term liabilities	(217,690)
Future income tax liabilities	(530,000)

Fair value of tangible net assets	2,035,371
Non-compete agreement	325,712
Goodwill	962,529

Total cost of acquisition	$3,323,612

(b)	Incorporation and Asset Purchase

On May 23, 2002, the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003, “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

(b)	Incorporation and Asset Purchase (continued)

The assets acquired at fair value, as at February 6, 2003 are as follows:

Capital assets	$25,120
Inventory - parts and supplies	288,009
Inventory - work in progress	468,697

Fair value of tangible net assets	781,826
Customer contracts	1,715,784
Non-compete agreement	500,000

Net assets acquired	$2,997,610

TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

(c)	Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	May 31 2004	May 31 2003
Shares in venture issuers	$10,094	$2,144	$2,139
Income trust units	—	—	186,632
Short-term company paper and bonds (maturity less than one year)	—	—	242,397

	$10094	$2,144	$431,168

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

3.	Inventories

	May 31 2004	May 31 2003
Raw Materials	$779,685	$951,837
Work in Process	1,334,236	1,062,038
Finished Goods	1,149,062	918,049

	$3,262,983	$2,931,924

4.	Capital Assets

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

	May 31, 2003
	Cost	Accumulated Amortization	Net Book Value
Land	$423,985	$—	$423,985
Buildings	2,279,785	306,224	1,973,561
Computer equipment	77,255	34,009	43,246
Computer software	101,326	47,091	54,235
Furniture and fixtures	71,017	20,751	50,266
Machinery and equipment	1,779,892	1,083,418	696,474
Vehicles	24,259	5,679	18,580
Web site development costs	30,826	15,194	15,632

	$4,788,345	$1,512,366	$3,275,979

Included in machinery and equipment is $168,449 (2003 - $158,774) of property held under capital leases. Depreciation and amortization expense related to capital assets amounted to $424,790 (2003 - $533,821, 2002 - $150,138). Of this amount $192,546 (2003 - $164,543, 2002 - $115,979) was included in cost of sales. Included in depreciation and amortization expense is the amount of $31,754 (2003 - $32,722, 2002 - $7,772) related to property held under capital leases.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

5.	Intangible Assets

	May 31 2004	May 31 2003
Non-compete agreements	$858,712	$858,712
Less: Accumulated amortization	(268,134)	(96,392)
Customer contracts (Note 1(c))	1,715,784	1,715,784
Less: Accumulated amortization	(363,041)	(155,766)

	$1,943,321	$2,322,338

Amortization expense related to intangible assets amounted to $379,017 (2003 - $252,158, 2002 - $Nil).

6.	Bank Indebtedness

The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. API Electronics has borrowed $100,000 (2003 - $Nil) against this line of credit as at May 31, 2004. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s wholly owned subsidiary, Filtran Canada has a demand loan in the amount of $28,675 as at May 31, 2004 (2003 - $Nil). The loan is secured by a general security agreement of Filtran Canada’s assets and a guarantee from the Company.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

7.	Long-term Debt

	May 31 2004	May 31 2003
Promissory note payable to former shareholders of the Filtran Group, secured by a collateral mortgage on real property registered in Ontario and the issued and outstanding shares of the Filtran Group repayable May 31, 2004 plus interest at 5% per annum	$—	$1,098,418
Promissory note payable in connection with the acquisition of assets of TM Systems, due February 6, 2004 with an interest rate of 1.65% per annum, secured by the assets of TM Systems II Inc.	—	1,475,652
Bank term loan, secured by machinery and equipment, repayable in monthly instalments of $1,565plus interest at prime plus 2%	—	47,400
On February 27, 2004 the Company signed a mutual release with the creditor discharging all obligations under this agreement resulting in a gain on settlement of the debt.
Loan payable, unsecured and non-interest bearing	—	39,000
Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,133 at an interest rate of 8.75%	66,124	138,489
Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	108,519	132,112
Due to shareholder, non-interest bearing with no specific terms of repayment	—	616

	174,643	2,931,687
Less: Current portion	68,654	2,699,458

	$105,989	$232,229

As at May 31, 2004 the fair market value of the long-term debt was $188,630. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The long-term debt repayable over the next five fiscal years is as follows:

2005	$68,654
2006	70,416
2007	31,348
2008	2,195
2009	2,030

The interest expense on long-term debt is as follows:

	Year ended May 31, 2004	Year ended May 31, 2003	Year ended May 31, 2002
Interest expense on long-term debt	$76,999	$99,455	$34,763
Interest expense on capital lease obligations	8,064	8,334	2,704

	$85,063	$107,789	$37,467

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

8.	Income Taxes

The significant components of future income tax assets consist of the following as at May 31, 2004:

	May 31 2004	May 31 2003
Future income tax assets
Loss carry forwards	$564,000	$624,000
Other	18,000	15,000
Unrealized foreign exchange loss	141,000	117,000
Marketable securities	89,000	77,000
Intangible assets	294,000	176,000
Capital assets	38,000	29,000

	1,144,000	1,038,000

Future income tax liabilities
Capital assets	(457,000)	(381,000)
Non-compete agreement	(45,000)	(47,000)
Inventory	(108,000)	(108,000)

	(610,000)	(536,000)

Valuation allowance	(851,000)	(858,000)

	$(317,000)	$(356,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 35.63% (2003 – 37.79%, 2002 – 40.29%) for federal and provincial taxes is as follows:

	May 31 2004	May 31 2003	May 31 2002
Net Loss	$(388,729)	$(597,546)	$(841,001)

Recovery of income tax at statutory rates	$(138,504)	$(225,813)	$(339,000)
Change in taxes resulting from:
Change in tax rates and other	99,169	(51,600)	16,000
Tax reassessments 1998			16,642
Change in valuation allowance	(7,000)	236,000	323,000

Income taxes	$(46,335)	$(41,413)	$16,642

The Company and its subsidiaries have non-capital losses of approximately $1,560,000 to apply against future taxable income. These losses will expire as follows: $601,000 in 2009, $713,000 in 2010 and $246,000 in 2011.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

9.	Share Capital

(a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2002	1,490,381	$4,642,007
Shares issued upon private placement—June 2002	50,000	1,175,000
Shares issued upon exercise of stock options	20,000	120,000
Shares issued upon private placement—February 2003	692,500	2,770,000
Shares issued upon exercise of warrants	6,250	37,500

Balance at May 31, 2003	2,259,131	8,744,507
Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$9,449,507

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2004 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
134,958	1 for 1	4.50	February 28, 2005
164,958	1 for 1	7.50	August 30, 2005
50,000	1 for 1	30.00	June 30, 2004
245,000	1 for 1	6.00	February 28, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2002	352,583
Issued:
- Re: Private Placement - June 2002	50,000
- Re: Private Placement - February 2003	346,250
Exercised:
- Re: Private Placement - February 2003	(6,250)
Expired:
- Re: Private Placement	(22,667)

Warrants outstanding, May 31, 2003	719,916
Exercised:
- Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at May 31, 2004 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	440,000	$6.00	January 8, 2009
Consultant	50,000	$8.00	August 15, 2004
Consultant	50,000	$12.00	December 31, 2004

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2002	32,500	$7.30
Cancelled: February 2003	(2,500)	(23.50)
Exercised: December 2002	(10,000)	(4.50)
January 2003	(10,000)	(7.50)

Options outstanding, May 31, 2003	10,000	6.00
Issued: January 2004	440,000	6.00
Issued April 1, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Options exercisable, May 31, 2004	500,000	$6.20

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

9.	(e) Pro-forma Information

Section 3870 requires the disclosure of pro forma earnings as if the Company had accounted for its stock options issued to employees and directors under the fair value method. Had the Company determined the compensation expense for the year based on the fair value at the date of the grant of stock options to employees and directors, the loss for the period and the loss per share would have increased as indicated below. The pro forma disclosures only include awards issued on or after June 1, 2002.

On April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized in these financial statements, and the remaining 50,000 will vest in August 2004.

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

Risk free interest rate (%)	2 to 3.97
Expected volatility (%)	68
Expected life (in years)	0.37 to 4.667
Expected dividend yield (%)	0

During 2004, the Company modified 299,916 (2003 – 329,916) warrants to directors by extending the term of the warrant by one year as director compensation. The fair value has been estimated at the modification date using the Black-Scholes option pricing model. The compensation expense was calculated using the following assumption:

	2004	2003
Risk free interest rate (%)	2.48	4.0
Expected volatility (%)	68	44
Expected life (in years)	1.0	1.0
Expected dividend yield (%)	0	0

The following is the Company’s pro forma information with the fair value method applied to the granting of stock options and the modification of warrants during the year:

	Year ended May 31,
	2004	2003	2002
Loss attributed to common shareholders – as reported	$(342,394)	$(597,546)	$(857,643)
Stock-based compensation expense	(1,526,800)	—	—
Compensation expense on modified warrants	(160,454)	(189,702)	—

Loss attributed to common shareholders – pro forma	$(2,029,648)	$(787,248)	$(857,643)
Loss per share – as reported	$(0.15)	$(0.34)	$(0.80)

Loss per share – pro forma	$(0.86)	$(0.44)	$(0.80)

Weighted average number of shares outstanding	2,339,027	1,778,090	1,074,225

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Year Ended May 31,
	2004	2003	2002
Accounts receivable	$592,197	$(507,471)	$9,726
Inventory	(319,082)	(229,959)	(107,685)
Unbilled revenue	324,078	(324,078)	—
Prepaid expenses	(16,428)	(15,906)	86,370
Accounts payable	250,518	338,346	(91,954)
Deferred revenue	(536,683)	661,406	—

	$294,600	$(77,662)	$(103,543)

(b)	Supplemental Cash Flow Information

	Year Ended May 31,
	2004	2003	2002
Cash paid for interest	$85,063	$107,789	$37,467

(c)	Non-cash transaction

	Year Ended May 31,
	2004	2003	2002
Convertible promissory note converted into common stock	$—	$—	$902,422

Disposal of capital assets in settlement of equipment loan	—	—	120,000

Finders fee paid through the issue of common shares	—	—	270,000

Shares issued on business acquisition	—	—	1,173,273

Note received on business acquisition		1,475,652	—

Options granted to consultants	25,000	—	—

11.	Change in Accounting Policy

During the year the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

12.	Related Party Transactions

(a)	Included in general and administrative expenses are consulting fees of $53,623 (2003 - $47,196, 2002 - $27,522) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $178,228 (2003 - $Nil, 2002 – $Nil) paid to a company in which two of the directors are also directors of the Company.

(b)	Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $11,437 (2003 - $10,070, 2002 - $Nil).

(c)	Included in capital asset additions are web site development costs in the amount of $Nil (2003 - $Nil, 2002 - $30,826) paid to company of which a shareholder of the company is a director.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended May 31, 2004 was 2,339,027 (2003 – 1,778,090, 2002 – 1,074,225).

The effect of the exercise of outstanding options and warrants would be anti-dilutive.

14.	Economic Dependence

Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

15.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2004.

2005	$36,402
2006	21,959
2007	9,427
2008	4,221

Included in selling expenses are rental charges on these leases of $35,434 (2003 - $26,828, 2002 - $Nil).

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended May 31, 2004, the Company incurred $8,652 (2003 - $9,714, 2002 - $30,157) as its obligation under the terms of the plan. Of this amount $8,652 (2003 - $9,714, 2002 - $30,157) has been charged to general and administrative expenses.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

16.	Segmented Information

(a)	The Company’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	400,625	564,925	—	—	965,550
Corporate Head Office Expenses	—	—	583,365	—	583,365
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(18,190)	18,569	(46,714)	—	(46,335)

Net income (loss)	275,243	26,339	(643,976)	—	(342,394)

Segment Assets	2,052,518	6,187,097	2,629,569	—	10,884,184

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

Year Ended May 31, 2003	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$3,555,044	$4,698,497	$—	$—	$8,253,541
Inter-Segment Sales	—	54,470	—	(54,470)	—

Total	3,555,044	4,752,967	—	(54,470)	8,253,541

Gross Income	418,579	421,650	—	—	840,229
Corporate Head Office Expenses	—	—	674,736	—	674,736
Amortization	61,475	571,314	153,190	—	785,979
Interest on Long term Debt	5,537	32,481	69,771	—	107,789
Other Expense (Income)	60,264	(38,509)	(111,071)	—	(89,316)
Income Tax Expense (Recovery)	27,795	2,000	(71,208)	—	(41,413)

Net income (loss)	263,508	(145,636)	(715,418)	—	(597,546)

Segment Assets	1,830,470	7,494,671	4,121,549	—	13,446,690

Goodwill included in assets	918,529	—	—	—	918,529
Capital Expenditures	62,144	650,676	12,969	—	725,789

Year Ended May 31, 2002	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$—	$2,903,120	$—	$—	$2,903,120
Inter-Segment Sales	—	—	—	—	—

Total	—	2,903,120	—	—	2,903,120

Gross Income	—	60,240	—	—	60,240
Corporate Head Office Expenses	—	—	789,201	—	789,201
Amortization	—	144,974	5,164	—	150,138
Interest on Long term Debt	—	37,467	—	—	37,467
Other Expense (Income)	—	(30,000)	(45,565)	—	(75,565)
Income Tax Expense (Recovery)	—	16,642	—	—	16,642

Net income (loss)	—	(108,843)	(748,800)	—	(857,643)

Segment Assets	2,682,165	3,313,421	2,539,573	—	8,535,159

Goodwill included in assets	962,529	—	—	—	962,529
Capital Expenditures	—	229,923	27,294	—	257,217

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

16.	Segmented Information (continued)

	May 31, 2004		May 31, 2003		May 31, 2002
Geographical Information	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$8,933,612	$6,187,097	$4,698,497	$7,494,671	$2,903,120	$3,313,421
Canada	944,039	4,697,087	3,555,044	5,952,019	—	5,221,738
United Kingdom	1,057,691	—	—	—	—	—
South America	201,465	—	—	—	—	—
All Other	141,380	—	—	—	—	—

	$11,278,187	$10,884,184	$8,253,541	$13,446,690	$2,903,120	$8,535,159

(b)	Major Customer

	2004	2003	2002
Revenue
U.S. Department of Defence	17%	3%	20%
U.S. Department of Defence subcontractors	40%	50%	50%

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

17.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

18.	Subsequent events

On June 1, 2004 Filtran successfully negotiated a new banking relationship with the Royal Bank of Canada. The agreement gives Filtran a line of credit of $734,000. The interest on any borrowed funds is charged at prime. The agreement also includes a $33,000 lease agreement, which allows Filtran to carry forward the loan payable (a demand loan as of May 31, 2004), due to the Bank of Nova Scotia (Note 6). The interest on the line will be charged at prime plus 1%. The Royal Bank of Canada has a GSA and a 1st Collateral Mortgage on Filtran’s assets and building.

On July 19, 2004 the company announced that the directors had approved a ten for one reverse split of the company’s shares. All share and per share figures have been presented to reflect this change as if it occurred before the period end. On September 15, 2004 the company will change its name to API Electronics Group Corp. to facilitate the reverse split as per Ontario Corporate Law.

On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. The incremental value, being the difference between the value of the new options and the value of the cancelled options prior to cancellation, of $220,000, has been recognized as compensation expense during the period ended August 31, 2004.

19.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except as follows:

(a)	Portfolio Investments

Under accounting principles generally accepted in Canada (“Canadian GAAP”), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments that are not held for trading purposes are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder’s equity section of the balance sheet.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(b)	Stock Options

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. During 2004, 440,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized in 2004 for options granted to employees. No options were granted in 2003. In 2002, the exercise price of 300,000 stock options outstanding to directors was less than the market value of the shares at the date granted, therefore, a compensation expense of $54,000 was recognized in 2002 for US GAAP purposes.

In December, 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure which we adopted in 2003. The Statement provides alternative methods of transition for a voluntary change to the fair market value method of accounting for stock options. At this time, we do not anticipate making such voluntary change.

In 2004, the Company modified the terms of certain warrants by extending the period to expiry by one year. The intrinsic value of the warrants at the modification date was $202,437 (2003 - $1,319,663, 2002 - $Nil) and an additional compensation expense in this amount was recognized in 2004.

(c)	Other Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income (loss), which includes foreign currency translation adjustments, is shown for US purposes in the Statement of Shareholders’ Equity.

Other comprehensive income (loss) also includes the unrealized holding gains and losses in the available-for-sale securities (note 2).

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States – (continued)

(d)	Income Tax Provision

Under US GAAP, Investment Tax Credits related to Company’s research and development activities would be netted against the income tax provision rather than reducing the research and development expenses included in general and administrative expenses. Under US GAAP, the general and administrative expenses would be higher by $7,731 (2003 - $22,316, 2002 - $Nil) and the income tax provision would be reduced by the same amount.

(e)	Recently Issued United States Accounting Standards

In June 2001, the FASB issued FASB Statement No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. Management considered this statement and determined that it did not have a material effect on the financial position and results of operations for the year.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States – (continued)

(e)	Recently Issued United States Accounting Standards - (continued)

In August 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal years beginning on or after June 20, 2002. The Company has considered the statement and determined that the statement has no impact on its financial position and results of its operations for the current year.

In August 2001, the FASB issued Statement of Financing Accounting Standards No. 144 “Accounting Impairment or Disposal of Long-Lived Assets.” This statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed Of”. This statement clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal, and recognition of impairment loss related to the carrying value of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. Management has determined that this statement did not have a material impact on the Company’s financial position or results of operations for the year.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 46, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement eliminates the current requirement that gains and losses on extinguishment of debt must be classified as extraordinary items in the statement of operations. Instead, the statement requires that gains and losses on extinguishment of debt be evaluated against the criteria in APB 30 to determine whether or not it should be classified as an extraordinary item. Additionally the statement contains other corrections to authoritative accounting literature in SFAS No. 4, 44 and 46. The changes in SFAS No. 145 related to debt extinguishment become effective for fiscal years beginning after May 15, 2002, and the other changes were effective for all financial statements issued on or after May 15, 2002. Management has determined that this statement did not have a material impact on the Company’s financial position or results of operations for the year.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exists or disposal activities initiated after December 31, 2002. Management has determined that this statement did not have a material impact on the Company’s financial position or results of operations for the year.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure” which amends SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. The impact of SFAS No. 148 is reflected in Note 9 (e) Pro-forma Information.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States – (continued)

(e)	Recently Issued United States Accounting Standards - (continued)

In January 2003, the FASB issued FINA No. 46 “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 for certain entities in which equity investors do not have the characteristics for a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the second quarter of fiscal 2004 to variable interest entities in which the Company may hold a variable interest that it acquired before February 1, 2003. The provisions of FIN No. 46 require that the Company immediately disclose certain financial information if it is reasonably possible that the Company will be required to consolidate or disclose variable interest entities when FIN No. 46 becomes effective. The Company has determined that it does not have significant interest in such entities requiring related disclosure based on its analysis and assessment.

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003, and to certain pre-existing contracts. We adopted SFAS No. 149 on a prospective basis at its effective date on July 1, 2003. The adoption of this statement did not have a material impact on our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement was effective for financial instruments entered into or modified after May 31, 2003 and pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003, except for mandatory redeemable financial instruments. Mandatory redeemable financial instruments are subject to the provisions of this statement beginning on January 1, 2004. We have not entered into or modified any financial instruments subsequent to May 31, 2003 affected by this statement nor do we have mandatory redeemable financial instruments. The adoption of this statement did not have a material impact on our financial condition or results of operations.

In December 2003, the FASB issued Statement No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The statement increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. The Company is required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. The adoption of this statement did not have a material effect on the financial position and results of operation.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States – (continued)

(f)	The impact of the foregoing on the financial statements is as follows:

	2004	2003
Total assets Canadian GAAP	$10,884,184	$13,446,690
Reversal of adjustment for change in accounting policy	—	48,531
Unrealized gain on investments	7,951	51,569

Total assets US GAAP	$10,892,135	$13,546,790

Total liabilities Canadian GAAP	$2,262,345	$5,214,551

Total liabilities per US GAAP	2,262,345	5,214,551

Shareholders’ equity Canadian GAAP	8,621,839	8,232,139
Reversal of adjustment for change in accounting policy	—	48,531
Unrealized gain on investments in US GAAP	7,951	51,569

Shareholders’ equity US GAAP	8,629,790	8,332,239

Total liabilities and shareholders’ equity US GAAP	$10,892,135	$13,546,790

	2004	2003	2002
Net loss per Canadian GAAP	$(342,394)	$(597,546)	$(857,643)
Reversal of adjustment for change accounting policy	—	48,531	—
Compensation expense	(202,437)	(1,319,613)	(54,000)

Net loss before cumulative adjustment	(544,831)	(1,868,678)	(911,643)
Cumulative adjustment for change In accounting policy	(48,531)	—	—

Net loss per US GAAP	(593,362)	(1,868,678)	(911,643)
Unrealized gain (loss) on investments	(43,618)	48,377	3,192

Comprehensive net loss US GAAP	$(636,980)	$(1,820,301)	$(908,451)

Basic and diluted net loss before cumulative adjustment per share	$(0.23)	$(1.05)	$(0.85)

Cumulative adjustment per share	$(0.02)	—	—

Basic and diluted net loss per share US GAAP	$(0.25)	$(1.05)	$(0.85)

Shares used in the computation of basic and diluted loss per share	2,339,027	1,778,090	1,074,255

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

1.	Articles of incorporation and bylaws as currently in effect:

	1.1	Articles of Amalgamation, effective May 1, 1993, amalgamating 1024680 Ontario Ltd., Shepherd Ventures Inc., Dally Development Corp. and TNK Resources Inc. into an amalgamated corporation under the name TNK Resources Inc. under the articles of incorporation of Dally Development Corp.(1)

	1.2	By-law Number A of Shediac Bay Resources, Inc. (the Company’s predecessor) dated May 14, 1985(1)

	1.3	Special By-law Number 1 of A of Shediac Bay Resources, Inc. (the Company’s predecessor) dated May 14, 1985(1)

	1.4	Articles of Amendment filed May 18, 1999 reflecting Name Change from TNK Resources Inc. to Opus Minerals Inc.(3)

	1.5	Articles of Amendment filed July 25, 2000 reflecting Name Change from Opus Minerals Inc. to InvestorLinks.com Inc.(4)

	1.6	Articles of Amendment filed September 6, 2001, effective September 10, 2001, reflecting Name Change from InvestorLinks.com Inc. to API Electronics Group Inc.(5)

	1.7	Restated Bylaws effective October 8, 2003(7)

	1.8	Articles of Amendment filed September 1, 2004, effective September 15, 2004, reflecting name change from API Electronics Group Inc. to API Electronics Group Corp. and the 1:10 common share consolidation(8)

2.	Instruments defining rights of holders of equity or debt securities being registered:

	2.1	See Articles of Amalgamation described above in item 1.1.(1)

	2.2	Specimen Common Share certificate(1)

	2.3	1995 Stock Option Plan and Board resolution defining rights of holders of Management Stock Options granted thereunder(1)

	2.4	Form of Share Purchase Warrant(1)

	2.5	Form of Agent’s Compensation Warrant(1)

	2.6	See Consulting Agreement described below in item 3.21 for description of Consultant’s Options(1)

	2.7	2003 Stock Option Plan(7)

	2.8	Shareholder Rights Plan Agreement(8)

3.	Any voting trust agreements and any amendments to those agreements.

4.	Material contracts:

	4.1	Republic of Botswana Prospecting License No. 142/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.2	Republic of Botswana Renewal Prospecting License No. 142/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.3	Republic of Botswana Prospecting License No. 143/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.4	Republic of Botswana Renewal Prospecting License No. 143/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.5	Republic of Botswana Prospecting License No. 144/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.6	Republic of Botswana Renewal Prospecting License No. 144/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.7	Republic of Botswana Prospecting License No. 145/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.8	Republic of Botswana Renewal Prospecting License No. 145/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.9	Republic of Botswana Prospecting License No. 146/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.10	Republic of Botswana Renewal Prospecting License No. 146/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.11	Republic of Botswana Prospecting License No. 147/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.12	Republic of Botswana Renewal Prospecting License No. 147/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

	4.13	Republic of Botswana Prospecting License No. 148/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

	4.14	Republic of Botswana Renewal Prospecting License No. 148/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.15	Republic of Botswana Prospecting License No. 149/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.16	Republic of Botswana Renewal Prospecting License No. 149/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.17	Republic of Botswana Prospecting License No. 156/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.18	Republic of Botswana Prospecting License No. 157/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.19	Republic of Botswana Renewal Prospecting License No. 157/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

4.20	Republic of Botswana Prospecting License No. 158/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.21	Republic of Botswana Renewal Prospecting License No. 158/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

4.22	Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Marunda Wahau Mining(1)

4.23	Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Alahan Panjang Minerals(1)

4.24	Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Sungai Tembese Minerals(1)

4.25	Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Buntok Maju Minerals(1)

4.26	Contract of Work dated October 24, 1987 between the Government of the Republic of Indonesia and P.T. Tumbang Kuling Minerals(1)

4.27	Assignment Agreement, dated September 16, 1994, between TNK Resources Inc. and 1096883 Ontario Limited(1)

4.28	Agreement, dated September 26, 1994, between the persons shown as the 1096883 Ontario Limited Shareholders and Sommerset Industries Inc. and 1096883 Ontario Limited(1)

4.29	Memorandum of Agreement, dated February 14, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.30	Memorandum of Agreement, dated March 26, 1996, between TNK Resources Inc. and 867323 Ontario Limited(1)

4.31	Agreement, dated April 8, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.32	Letter agreement, dated April 15, 1996, between TNK Resources Inc. and Oil Springs Energy Corp.(1)

4.33	Employment Agreement, dated May 1, 1996, between TNK Resources Inc. and Elizabeth J. Kirkwood(1)

4.34	Employment Agreement, dated May 1, 1996, between Midswana Diamond Exploration Corp. and Elizabeth J. Kirkwood(1)

4.35	Letter agreement dated May 24, 1996, between TNK Resources Inc. and P.T. Hutan Nauli(1)

4.36	Consulting Agreement, dated August 1, 1996, between TNK Resources Inc. and 1165953 Ontario Inc.(1)

4.37	Memorandum of Agreement, dated November 15, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.38	Prospecting Agreement (Area Agreement #1), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.39	Prospecting Agreement (Area Agreement #2), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.40	Prospecting Agreement (Area Agreement #3), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.41	Subscription Agreement, dated March 12, 1998 between TNK Resources Inc. and Monopros Limited(2)

4.42	Memorandum and Articles of Association of TNK Area 1 (Proprietary) Limited, dated February 11, 1998(2)

4.43	Memorandum and Articles of Association of TNK Area 2 (Proprietary) Limited, dated February 11, 1998(2)

4.44	Memorandum and Articles of Association of TNK Area 3 (Proprietary) Limited, dated February 11, 1998(2)

4.45	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 1 (Proprietary) Limited(2)

4.46	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 2 (Proprietary) Limited(2)

4.47	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 3 (Proprietary) Limited(2)

4.48	Republic of Botswana Prospecting License No. 67/97, dated May 28, 1997, in favor of TNK Resources Incorporated, in favor of TNK Resources Incorporated(2)

4.49	TNK Resources Inc. Application for the Renewal of Prospecting Licence Nos. 142-149/93, Ghanzi District, dated August 12, 1998(2)

4.50	Republic of Botswana Prospecting License No. 93/98, dated September 29, 1998, in favor of TNK Resources Inc.(2)

4.51	Agency Agreement, dated October 12, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc.(3)

4.52	Form of Common Share Purchase Warrant dated as of October 12, 1999(3)

4.53	Letter Agreement, dated July 13, 1998, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

4.54	Asset Sale Agreement, dated October 1998, between International Capri Resources Ltd. And TNK Resources Inc.(3)

4.55	Letter Agreement, dated November 27, 1998, regarding Baffin Island Permit Applications.(3)

4.56	Letter Agreement, dated December 1, 1998, regarding Services for Baffin Island Exploration and Development.(3)

4.57	Letter Agreement, dated August 3, 1999, regarding Borden Peninsula, Baffin Island.(3)

4.58	Letter Agreement, dated August 26, 1999, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

4.59	Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and Termination.(3)

4.60	Warrant to Purchase Common Shares of Stroud Resources Inc.(3)

4.61	Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc.(3)

4.62	Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. And Opus Minerals Inc.(3)

4.63	Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. (“IRG”) pursuant to which IRG will provide ongoing investor relations activities to the Company. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001.(4)

4.64	Stock option agreement dated November 15, 1999 whereunder the Company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001.(4)

4.65	Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike.(4)

4.66	Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks.com in consideration for the allotment of issuance of 6,800,000 Common Shares of the Company.(4)

4.67	Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002.(4)

4.68	Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company.(4)

4.69	Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs. Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood. Mr. Livadas’ agreement and stock option and grant were cancelled and forfeited by Release, dated March 1, 2001, between the parties. See Item 3.83 below. All agreements expired as of June 26, 2001, and the related options have lapsed.(4)

4.70	Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp. (“Stockhouse”) whereby Stockhouse subscribed for 1,500,000 Common Shares of the Company at the price of $2.25 per share in consideration for Stockhouse providing to the Company Services (as therein described) over a period of two years. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse.(4)

4.71	Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the 1,500,000 Common Shares of the Company referred to above. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse.(4)

4.72	Subscription Agreement effective August 8, 2000 between the Company and Ming Capital Enterprises Ltd.(4)

4.73	Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of $3.00 on or before August 8, 2002.(4)

4.74	Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent’s employment was terminated effective May 31, 2001. The options expired August 29, 2001.(5)

4.75	Stock Option Agreement dated June 26, 2000 granting Elizabeth J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood – See Exhibit 3.92 below).(5)

4.76	Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall – See Exhibit 3.93 below).(5)

4.77	Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below).(5)

4.78	Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001.(5)

4.79	Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below).(5)

4.80	Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin’s employment was terminated effective February 9, 2001. The options expired May 9, 2001.(5)

4.81	Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) $2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2000, and the related stock options have lapsed.(5)

4.82	Release dated March 1, 2001 by George Mr. Stubos whereby Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $35,000.(5)

4.83	Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $25,000.(5)

4.84	Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 3,890,000 Common Shares and (iii) cancel his option to buy 290,000 Common Shares, in exchange for $209,000 to be paid by the Company immediately at the time of the Release and $60,000 to be paid as set forth in the Consulting Agreement.(5)

4.85	Letter of Agreement for Website Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide website set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice.(5)

4.86	Website Publisher Agreement dated June 11, 2001 with Engage, Inc. (“Engage”) granting Engage the right to sell advertising space on the Company’s website in exchange for Engage’s agreement to pay the Company a royalty of 50% on all Net Advertising Revenue.(5)

4.87	Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. (“API”) dated June 19, 2001.(5)

4.88	Letter Agreement dated June 26, 2001 with Taurus Capital Markets Ltd. as the Company’s exclusive financial advisor with respect to the potential acquisition of API in exchange for (i) a work fee of $15,000, (ii) reimbursement of certain out-of-pocket costs and (iii) in the event of and upon completion of the purchase of API, 250,000 broker warrants for Units on the same terms as Units being issued to purchase API.(5)

4.89	Letter Agreement dated June 26, 2001 for settlement of lease, dated July 3, 2000, between Gilray, LLC and IL Data Corporation Inc., to commence August 1, 2000 and terminate July 31, 2003 whereby Gilray, LLC agrees to execute a Certificate of Satisfaction fully releasing IL Data and/or the Company from any further responsibility under the lease in exchange for $18,000 and ownership of any and all furniture abandoned by tenant on the premises.(5)

4.90	Release dated July 24, 2001 by Elizabeth J. Kirkwood agreeing to release 45,000 stock options previously granted by the Company.(5)

4.91	Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the Company.(5)

4.92	Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at Canadian $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices—see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.93	Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices—see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.94	Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation for consideration of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one Common Share, ½ of one Series A Common Share purchase warrant exercisable at $.45 for a period of 18 months from the date of issuance, and ½ of one Series B Common Share purchase warrant exercisable at $.75 for a period of two years from date of issuance.(5)

4.95	Agreement of Merger, dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of common stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. (“IC”), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation.(5)

4.96	Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.97	Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to

50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.98	Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.99	Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders.(6)

4.100	Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions.(6)

4.101	Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.102	Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000.(6)

4.103	Subscription Agreement dated June 11, 2002, between the Company and Aton Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.104	Subscription Agreement dated January 31, 2003, between the Company and Eusibio Mario Lopez Perez pursuant to which Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.105	Stock Purchase Warrant issued by the Company to Eusibio Mario Lopez Perez to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.106	Subscription Agreement dated February 3, 2003, between the Company and Thomas Christen pursuant to which Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.107	Stock Purchase Warrant issued by the Company to Thomas Christen to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.108	Subscription Agreement dated February 6, 2003, between the Company and Les Immeubles Desco Inc. pursuant to which Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.109	Stock Purchase Warrant issued by the Company to Les Immeubles Desco Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.110	Subscription Agreement dated February 3, 2003, between the Company and Ming Capital Enterprises Inc. pursuant to which Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.111	Stock Purchase Warrant issued by the Company to Ming Capital Enterprises Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.112	Subscription Agreement dated February 3, 2003, between the Company and Partner Marketing AG pursuant to which Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.113	Stock Purchase Warrant issued by the Company to Partner Marketing AG to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.114	Subscription Agreement dated February 3, 2003, between the Company and Seloz Gestion & Finance SA, Switzerland pursuant to which Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.115	Stock Purchase Warrant issued by the Company to Seloz Gestion & Finance SA, Switzerland to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.116	Subscription Agreement dated February 3, 2003, between the Company and Shangri-La Investments Inc. pursuant to which Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.117	Stock Purchase Warrant issued by the Company to Shangri-La Investments Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.118	Subscription Agreement dated January 20, 2003, between the Company and Stick Capital Inc. pursuant to which Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.119	Stock Purchase Warrant issued by the Company to Stick Capital Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.120	Subscription Agreement dated February 3, 2003, between the Company and Syrah Invest Corp. pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.121	Stock Purchase Warrant issued by the Company to Syrah Invest Corp. to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.122	Subscription Agreement dated February 3, 2003, between the Company and Terraco Holding S.A. pursuant to which Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.123	Stock Purchase Warrant issued by the Company to Terraco Holding S.A. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.124	Subscription Agreement dated February 3, 2003, between the Company and Hans Schopper pursuant to which Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.125	Stock Purchase Warrant issued by the Company to Hans Schopper to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.126	Subscription Agreement dated January 27, 2003, between the Company and Kostas Papakostas pursuant to which Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $20,000.(7)

4.127	Stock Purchase Warrant issued by the Company to Kostas Papakostas to purchase an aggregate of 25,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.128	Subscription Agreement dated January 16, 2003, between the Company and Dart Management Corporation pursuant to which Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $240,000.(7)

4.129	Stock Purchase Warrant issued by the Company to Dart Management Corporation to purchase an aggregate of 300,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.130	Subscription Agreement dated February 3, 2003, between the Company and Crystal Overseas Trading Inc. pursuant to which Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.131	Stock Purchase Warrant issued by the Company to Crystal Overseas Trading Inc. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.132	Subscription Agreement dated February 6, 2003, between the Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG pursuant to which Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $80,000.(7)

4.133	Stock Purchase Warrant issued by the Company to Bank Sal. Oppenheim jr. & Cie (Schweiz) AG to purchase an aggregate of 100,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two-year period beginning February 6, 2003.(7)

4.134	Subscription Agreement dated February 6, 2003, between the Company and Asian Capital Limited pursuant to which Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.135	Stock Purchase Warrant issued by the Company to Asian Capital Limited to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.136	Subscription Agreement dated February 6, 2003, between the Company and 1530403 Ontario Inc. pursuant to which 1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $120,000.(7)

4.137	Stock Purchase Warrant issued by the Company to 1530403 Ontario Inc. to purchase an aggregate of 150,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

	4.138	Subscription Agreement dated February 6, 2003, between the Company and 1057111 Ontario Ltd. pursuant to which 1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $40,000.(7)

	4.139	Stock Purchase Warrant issued by the Company to 1057111 Ontario Ltd. to purchase an aggregate of 50,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

	4.140	Asset Purchase Agreement made as of February 6, 2003, by and among TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc. pursuant to which API Electronics Group Inc.’s wholly-owned subsidiary, TM Systems II, Inc. purchased certain assets of TM Systems, Inc.(7)

	4.141	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Irwin Shuldman, confirming Mr. Shuldman’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

	4.142	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Walter Weiner, confirming Mr. Weiner’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

8.	Miscellaneous:

	8.1	List of Subsidiaries(7)

12.	Certifications Under Section 13a-14(a) of the Securities Exchange Act:

	12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.(8)

	12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.(8)

	12.3	Certification Under Section 13a-14(a) of the Securities Exchange Act.(8)

13.	Certifications Pursuant to Section 906 of the Sarbanes Oxley Act of 2002:

	13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(8)

	13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(8)

Footnotes to List of Exhibits:

(1)	Incorporated by reference from the Company’s Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997.

(2)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998.

(3)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999.

(4)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000.

(5)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 2001.

(6)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2002.

(7)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2003.

(8)	Filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 22nd day of November, 2004.

API ELECTRONICS GROUP INC.

By:	/s/ Thomas W. Mills
Thomas W. Mills, President

As filed with the Securities and Exchange Commission on November 22, 2004

Commission File No.: 0-29142

API ELECTRONICS GROUP INC.

ANNUAL REPORT

On

FORM 20-F

EXHIBIT INDEX

API ELECTRONICS GROUP INC.

ANNUAL REPORT ON FORM 20-F

FILED EXHIBIT INDEX

Exhibit Number	Description

1.8	Articles of Amendment filed September 1, 2004, effective September 15, 2004, reflecting name change from API Electronics Group Inc. to API Electronics Group Corp. and the 1:10 common share consolidation.

2.8	Shareholder Rights Plan Agreement.

12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.

12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.

12.3	Certification Under Section 13a-14(a) of the Securities Exchange Act.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.