Form 20-F/A
period 2004-05-31
API ELECTRONICS GROUP INC
filed 2005-11-07
CIK 1022282

As filed with the Securities and Exchange Commission on November 7, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

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

Both the registered office and principle place of business of the Company are located at 505 University Avenue, Suite 1400, Toronto, Ontario, Canada M5G 1X3. The telephone numbers of the Company’s registered office and principle place of business in Ontario, Canada are (416) 593-6543 and 1(800) 606- 2326. The Company is not required to have an agent in its home country, Canada, or in the host country, the United States.

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

Sales by Geographic Segment	May 31, 2004		May 31, 2003
	Canada	United States	Canada	United States
Sales Revenue	$5,013,986	$6,264,201	$3,555,044	$4,698,497

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

At May 31, 2004, the Company had cash reserves of $634,058 compared to $1,561,199 as at May 31, 2003. In addition, the Company had marketable securities of $2,144 at May 31, 2004 (May 31, 2003 - $431,168). The reduction in cash and marketable securities was attributed primarily to the repayment of the Filtran and TM Systems promissory notes that had balances of $1,098,418 and $1,475,652 respectively as at May 31, 2003.

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

Total assets decreased to $10,884,184 at May 31. 2004 from $13,446,690 at May 31, 2003. This was attributed to the repayment of the Filtran and TM Systems promissory notes from the Company’s cash and equivalents on hand.

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

Several components of general and administrative expenses saw increases as a direct result of the Company’s status as a public company and the acquisition of API. Professional fees of $301,117 (2002 - $94,747), and press releases, shareholder information and annual meeting of $56,104 (2002 - $9,070) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the May 31, 2002 acquisition of the Filtran Group and the February 2003 acquisition of TM Systems resulted in increased general and administrative expenses for the Company. Several components saw increases as follows: Office salaries - $252,369 (2002 - $121,634), officer salaries - $203,437 (2002 - $91,000), consulting - $95,037 (2002 - $50,846), rent - $32,841 (2002 - $11,488), telephone - $56,545 (2002 - $26,918), office supplies and expense - $56,567 (2002 - $32,903) and travel $23,480 (2002 - $3,780).

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

Liquidity and Capital Resources

Summary

At May 31, 2003, the Company had cash reserves of $1,561,199 compared to $1,408,637 as at May 31, 2002. In addition, the Company had marketable securities of $431,168 at May 31, 2003 (2002 - $2,429). The portfolio of securities consists principally of commercial paper and bonds with maturities of less than one year ($242,397) and income trust units ($186,632).

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

The major cash investing activities in 2003 and 2002 were related to business acquisitions. In fiscal 2003 the Company acquired TM Systems for $1,521,958 and in fiscal 2002 the Company acquired the Filtran Group in the amount of $955,374. Other major investing activities during 2003 were the purchase of capital assets in the amount of $725,789 (2002 - $257,217), the investment in marketable securities of $428,739 (2002 - $nil), the repayment of bank indebtedness of $284,488 (2002 - $112,200), the decrease in the long-term debt of $1,046,394 (2002 - increase of $87,390), and the repayment of long-term debt in the amount of $nil (2002 - $58,575).

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

Critical Accounting Policies

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company will adopt, CICA Handbook Section 3870 – Stock Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the financial year, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. As the Company had been using the settlement based method of accounting for stock options, the pro-forma cost has not been recorded as an expense for the year ended May 31, 2004. The pro-forma cost for the year ended May 31, 2004 of the fair value of stock options granted and warrants modified subsequent to June 1, 2002 was $1,876,956. The cumulative adjustment on June 1, 2004 will increase Contributed Surplus and decrease Retained Earnings by $1,876,956 with no net effect on Shareholders’ Equity. The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the prior year by $48,531 and reduce the current year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API will prospectively adopt the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any impact on our consolidated financial position or results of operation on adoption

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

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

Information regarding Phillip DeZwirek, the Chairman, Chief Executive Officer and Treasurer of the Company, also is included.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the Company’s most-recently completed fiscal year:

Name and Position of Principal	Fiscal Year- ending May 31	Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compensation	Securities Under Options/Granted	All Other Compensation
Jason DeZwirek (1) Vice-Chairman, Secretary	2004	Nil	Nil	$53,623	Nil	$1,620

Phillip DeZwirek (2) Chairman, Chief Executive Officer, Treasurer	2004	Nil	Nil	$178,228	Nil	Nil

Thomas W. Mills(3)(4) President, Chief Operating Officer	2004	$111,800	Nil	Nil	Nil	$16,116

Jerome Rabinowitz(5) Vice President – Sales and Marketing	2004	$130,000	Nil	Nil	Nil	$9,600

Claudio Mannarino(6) Chief Financial Officer, Vice President	2004	$55,333	Nil	Nil	Nil	$2,201

Arnie Markowitz General Manager at Filtran Group	2004	$100,000	Nil	Nil	Nil	Nil

(1)	Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. In 2004 he became Vice-Chairman and resigned as Chief Executive Officer. Amounts paid to Jason DeZwirek by the Company were paid to him as consulting fees. The Company paid consulting fees of $1,620 to Kaboose, Inc., a company controlled by Mr. DeZwirek.

(2)	Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and was elected to the positions of Vice-Chairman, Chief Financial Officer and Treasurer at the end of the 2001 calendar year. Mr. DeZwirek became the Chairman and Chief Executive Officer in 2004. Claudio Mannarino became Chief Financial Officer of the Company in 2004. The Company paid Green Diamond Oil Corp., a corporation of which Mr. DeZwirek is an officer and director and shareholder, $178,228 to cover all overhead costs and expenses of the Corporation’s executive office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone, and secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp.
(3)	Thomas Mills was elected a Director and appointed President on August 31, 2001.
(4)	Thomas Mills received the use of a company car, resulting in expenses of $16,116 to the Company.
(5)	Jerome Rabinowitz was appointed Vice President – Sales and Marketing of the Company on August 31, 2001. Jerome Rabinowitz received the use of a company car, resulting in expenses of $9,600 to the Company.
(6)	Claudio Mannarino received the use of a company car resulting in expenses of $2,201 to the Company.

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

The following table discloses the geographic distribution of the holders of record of the Company’s Common Stock as of October 31, 2004:

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,039	1,840,142	78.36	77.16
United States (host country)	279	543,249	21.04	22.78
Australia	5	129	0.38	0.01
Denmark	1	1	0.08	0.00
Botswana	1	1,334	0.08	0.06
England	1	8	0.08	0.00

Total	1,325	2,384,863	100.00	100.00

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

Period	Canadian $
	High	Low
Past 6 Calendar Months(a)	Not Applicable

Quarterly Data Since Q1 2003	Not Applicable

2004:
FYE 5/31/04(a)	N/A	N/A
2003:
FYE 5/31/03(a)	N/A	N/A
2002:
FYE 5/31/02(b)	$15.00	$2.70
2001:
FYE 4/30/01(c,d)	22.80	7.50
2000:
FYE 4/30/00(d)	121.50	7.50

(a)	The Company’s trading was halted on the CDNX as of August 8, 2001. The Company’s Board of Directors determined not to seek to re-establish trading of its common shares on the CDNX and delisted voluntarily from the CDNX.
(b)	The Company’s common shares ceased trading in Canada as of August 8, 2001. Accordingly, the information is for the period beginning May 1, 2001 and ending August 8, 2001.
(c)	Beginning December 22, 2000, the date on which trading commenced on the CDNX.
(d)	The Company’s common shares were not traded in Canada from March 3, 2000 until December 22, 2000.

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

Period	High	Low
Past 6 Calendar Months

2004:
October	2.92	2.65
September	4.00	2.88
August	4.00	3.50
July	5.00	3.50
June	5.50	4.50
May	5.90	5.00

Quarterly Data Since Q1 2003

Fiscal 2005:
Second Quarter
(until 10/31/04)	4.00	2.65
First Quarter (8/31/04)	5.50	3.50

Fiscal 2004:
Fourth Quarter (5/31/04)	7.50	5.00
Third Quarter (2/28/04)	7.00	5.40
Second Quarter (11/30/03)	9.90	6.30
First Quarter (8/31/03)	12.00	7.90

Fiscal 2003:
Fourth Quarter (5/31/03)	13.10	10.10
Third Quarter (2/28/03)	10.20	5.20
Second Quarter (11/30/02)	11.20	4.70
First Quarter (8/31/02)	39.80	9.10

2004:
FYE 5/31/04	9.90	5.00

2003:
FYE 5/31/03	12.00	6.30
2002:
FYE 5/31/02	34.80	2.50

2001:
FYE 4/30/01	101.25	3.75

2000:
FYE 4/30/00	91.86	4.50

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

C. MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company’s group is a party, for the two years immediately preceding the publication of this Annual Report:

Date	Parties	Type	Terms and Conditions	Consideration
January 16, 2003	The Company and Asian Capital Limited	Subscription Agreement	Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Asian Capital Limited paid $200,000 for the units.

January 16, 2003	The Company and Dart Management Corporation	Subscription Agreement	Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Dart Management Corporation paid $240,000 for the units.

January 20, 2003	The Company and Stick Capital Inc.	Subscription Agreement	Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Stick Capital Inc. paid $50,000 for the units.

January 27, 2003	The Company and Kostas Papakostas	Subscription Agreement	Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Kostas Papakostas paid $20,000 for the units.

January 31, 2003	The Company and Eusibio Mario Lopez Perez	Subscription Agreement	Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Eusibio Mario Lopez Perez paid $50,000 for the units.

February 3, 2003	The Company and Thomas Christen	Subscription Agreement	Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Thomas Christen paid $260,000 for the units.

February 3, 2003	The Company and Ming Capital Enterprises Inc.	Subscription Agreement	Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Ming Capital Enterprises Inc. paid $260,000 for the units.

February 3, 2003	The Company and Partner Marketing AG	Subscription Agreement	Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Partner Marketing AG paid $200,000 for the units.

February 3, 2003	The Company and Seloz Gestion & Finance SA, Switzerland	Subscription Agreement	Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Seloz Gestion & Finance SA, Switzerland paid $180,000 for the units.

February 3, 2003	The Company and Shangri-La Investments Inc.	Subscription Agreement	Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Shangri-La Investments, Inc. paid $260,000 for the units.

February 3, 2003	The Company and Syrah Invest Corp.	Subscription Agreement	Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Syrah Invest Corp. paid $180,000 for the units.

February 3, 2003	The Company and Terraco Holding S.A.	Subscription Agreement	Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Terraco Holding S.A. paid $200,000 for the units.

February 3, 2003	The Company and Hans Schopper	Subscription Agreement	Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Hans Schopper paid $180,000 for the units.

February 3, 2003	The Company and Crystal Overseas Trading Inc.	Subscription Agreement	Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Crystal Overseas Trading Inc. paid $200,000 for the units.

February 3, 2003	The Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG	Subscription Agreement	Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Bank Sal. Oppenheim jr. & Cie (Schweiz) AG paid $80,000 for the units.

February 6, 2003	The Company and Les Immeubles Desco Inc.	Subscription Agreement	Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	Les Immeubles Desco Inc. paid $50,000 for the units.

February 6, 2003	The Company and 1530403 Ontario Inc.	Subscription Agreement	1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	1530403 Ontario Inc. paid $120,000 for the units.

February 6, 2003	The Company and 1057111 Ontario Ltd.	Subscription Agreement	1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share.	1057111 Ontario Ltd. paid $40,000 for the units.

February 6, 2003	The Company, TM Systems, Inc. and TM Systems II, Inc.	Asset Purchase Agreement	Asset Purchase Agreement pursuant to which API Electronics Group Inc.’s wholly-owned subsidiary, TM Systems II, Inc. purchased the assets of TM Systems, Inc.	$1,500,000 in cash, a promissory note for $1,475,651 bearing interest at the annual rate of 1.65% plus possible earn-out amounts based on sales and deliveries for the two-year period following the date of the transaction.

February 6, 2003	The Company and Irwin Shuldman	Employment Letter	Letter of Employment confirming Irwin Shuldman’s employment as an executive officer with TM Systems II, Inc. for a period of one year.	$100,000 annual salary

February 6, 2003	The Company and Walter Weiner	Employment Letter	Letter of Employment confirming Walter Weiner’s employment as an executive officer with TM Systems II, Inc. for a period of one year.	$100,000 annual salary

June 1, 2003	The Company and Can-Med Technology (d/b/a Green Diamond Corp.)	Management Services Agreement	Agreement whereby Green Diamond Corp. will provide rental of premises, office equipment and supplies, telecommunications, personnel and management services.	$178,228 annual fees in 2004

March 23, 2004	The Company and Islip Transformer & Metal Co. Inc.	Asset Purchase Agreement	Agreement whereby the Company acquired machinery and equipment and inventory of Islip Transformer & Metal Co. Inc.	$50,000 in cash plus 10% of the amount of confirmed orders

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is accumulated and communicated to management in a timely manner. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Company submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosures. There have been no changes in the Company’s internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following years:

	Buildings	20 years
	Computer equipment	3 years
	Computer software	3 years
	Furniture and fixtures	5 years
	Machinery and equipment	Ranging from 5 to 10 years
	Vehicles	3 years
	Website development	3 years

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

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable and accounts payable are balances denominated in Cdn dollars in the amounts of $428,055 (2003 - $1,288,634), $2,921 (2003 - $361,209), $809,235 (2003 - $380,458), and $973,229(2003 - $645,852).

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

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	May 31 2004	May 31 2003
Shares in venture issuers	$10,094	$2,144	$2,139
Income trust units	—	—	186,632
Short-term company paper and bonds (maturity less than one year)	—	—	242,397

	$10,094	$2,144	$431,168

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

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

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

9.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2002	1,490,381	$4,642,007
Shares issued upon private placement - June 2002	50,000	1,175,000
Shares issued upon exercise of stock options	20,000	120,000
Shares issued upon private placement - February 2003	692,500	2,770,000
Shares issued upon exercise of warrants	6,250	37,500

Balance at May 31, 2003	2,259,131	8,744,507
Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$9,449,507

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2004 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
134,958	1 for 1	4.50	February 28, 2005
164,958	1 for 1	7.50	August 30, 2005
50,000	1 for 1	30.00	June 30, 2004
245,000	1 for 1	6.00	February 28, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2002	352,583
Issued:
- Re: Private Placement - June 2002	50,000
- Re: Private Placement - February 2003	346,250
Exercised:
- Re: Private Placement - February 2003	(6,250)
Expired:
- Re: Private Placement	(22,667)

Warrants outstanding, May 31, 2003	719,916
Exercised:
- Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916

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

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

16.	Segmented Information (continued)

Geographical Information	May 31, 2004		May 31, 2003		May 31, 2002
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$8,933,612	$6,187,097	$4,698,497	$7,494,671	$2,903,120	$3,313,421
Canada	944,039	4,697,087	3,555,044	5,952,019	—	5,221,738
United Kingdom	1,057,691	—	—	—	—	—
South America	201,465	—	—	—	—	—
All Other	141,380	—	—	—	—	—

	$11,278,187	$10,884,184	$8,253,541	$13,446,690	$2,903,120	$8,535,159

(b)	Major Customer

	2004	2003	2002
Revenue
U.S. Department of Defence	17%	3%	20%
U.S. Department of Defence subcontractors	40%	50%	50%

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

In December, 2002, the FASB issued Statement No.148 “Accounting for Stock-Based Compensation – Transition and Disclosure which we adopted in 2003. The Statement provides alternative methods of transition for a voluntary change to the fair market value method of accounting for stock options. At this time, we do not anticipate making such voluntary change.

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

(e)	Recently Issued United States Accounting Standards

In June 2001, the FASB issued FASB Statement No. 141, “Business Combinations” (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management determined that the adoption of this statement did not have a material effect on the financial position and results of operations.

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

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure” which amends SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No.148 provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No.123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and requires disclosure about those effects in both annual and interim financial statements. The impact of SFAS No.148 is reflected in Note 9 (e) Pro-forma Information.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2004, 2003 and 2002

19.	Generally Accepted Accounting Principles in Canada and the United States – (continued)

(e)	Recently Issued United States Accounting Standards - (continued)

In January 2003, the FASB issued FINA No.46 “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 for certain entities in which equity investors do not have the characteristics for a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No.46 applies variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the second quarter of fiscal 2004 to variable interest entities in which the Company may hold a variable interest that it acquired before February 1, 2003. The provisions of FIN No.46 require that the Company immediately disclose certain financial information if it is reasonably possible that the Company will be required to consolidate or disclose variable interest entities when FIN No. 46 becomes effective. The Company has determined that it does not have significant interest in such entities requiring related disclosure based on its analysis and assessment.

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

In December 2003, the FASB issued Statement NO.132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. The statement increases the existing disclosure requirements by requiring more details about pension plan assets, benefit obligations, cash flows, benefit costs and related information. The Company is required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. The adoption of this statement did not have a material effect on the financial position and results of operation.

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

4.98	Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.99	Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders.(6)

4.100	Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions.(6)

4.101	Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.102	Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000.(6)

4.103	Subscription Agreement dated June 11, 2002, between the Company and Aton Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.104	Subscription Agreement dated January 31, 2003, between the Company and Eusibio Mario Lopez Perez pursuant to which Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.105	Stock Purchase Warrant issued by the Company to Eusibio Mario Lopez Perez to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.106	Subscription Agreement dated February 3, 2003, between the Company and Thomas Christen pursuant to which Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.107	Stock Purchase Warrant issued by the Company to Thomas Christen to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.108	Subscription Agreement dated February 6, 2003, between the Company and Les Immeubles Desco Inc. pursuant to which Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.109	Stock Purchase Warrant issued by the Company to Les Immeubles Desco Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.110	Subscription Agreement dated February 3, 2003, between the Company and Ming Capital Enterprises Inc. pursuant to which Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.111	Stock Purchase Warrant issued by the Company to Ming Capital Enterprises Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.112	Subscription Agreement dated February 3, 2003, between the Company and Partner Marketing AG pursuant to which Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.113	Stock Purchase Warrant issued by the Company to Partner Marketing AG to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.114	Subscription Agreement dated February 3, 2003, between the Company and Seloz Gestion & Finance SA, Switzerland pursuant to which Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.115	Stock Purchase Warrant issued by the Company to Seloz Gestion & Finance SA, Switzerland to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.116	Subscription Agreement dated February 3, 2003, between the Company and Shangri-La Investments Inc. pursuant to which Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.117	Stock Purchase Warrant issued by the Company to Shangri-La Investments Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.118	Subscription Agreement dated January 20, 2003, between the Company and Stick Capital Inc. pursuant to which Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.119	Stock Purchase Warrant issued by the Company to Stick Capital Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.120	Subscription Agreement dated February 3, 2003, between the Company and Syrah Invest Corp. pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.121	Stock Purchase Warrant issued by the Company to Syrah Invest Corp. to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.122	Subscription Agreement dated February 3, 2003, between the Company and Terraco Holding S.A. pursuant to which Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.123	Stock Purchase Warrant issued by the Company to Terraco Holding S.A. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.124	Subscription Agreement dated February 3, 2003, between the Company and Hans Schopper pursuant to which Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.125	Stock Purchase Warrant issued by the Company to Hans Schopper to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.126	Subscription Agreement dated January 27, 2003, between the Company and Kostas Papakostas pursuant to which Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $20,000.(7)

4.127	Stock Purchase Warrant issued by the Company to Kostas Papakostas to purchase an aggregate of 25,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.128	Subscription Agreement dated January 16, 2003, between the Company and Dart Management Corporation pursuant to which Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $240,000.(7)

4.129	Stock Purchase Warrant issued by the Company to Dart Management Corporation to purchase an aggregate of 300,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.130	Subscription Agreement dated February 3, 2003, between the Company and Crystal Overseas Trading Inc. pursuant to which Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.131	Stock Purchase Warrant issued by the Company to Crystal Overseas Trading Inc. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.132	Subscription Agreement dated February 6, 2003, between the Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG pursuant to which Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $80,000.(7)

4.133	Stock Purchase Warrant issued by the Company to Bank Sal. Oppenheim jr. & Cie (Schweiz) AG to purchase an aggregate of 100,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two-year period beginning February 6, 2003.(7)

4.134	Subscription Agreement dated February 6, 2003, between the Company and Asian Capital Limited pursuant to which Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.135	Stock Purchase Warrant issued by the Company to Asian Capital Limited to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.136	Subscription Agreement dated February 6, 2003, between the Company and 1530403 Ontario Inc. pursuant to which 1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $120,000.(7)

4.137	Stock Purchase Warrant issued by the Company to 1530403 Ontario Inc. to purchase an aggregate of 150,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.138	Subscription Agreement dated February 6, 2003, between the Company and 1057111 Ontario Ltd. pursuant to which 1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $40,000.(7)

4.139	Stock Purchase Warrant issued by the Company to 1057111 Ontario Ltd. to purchase an aggregate of 50,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.140	Asset Purchase Agreement made as of February 6, 2003, by and among TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc. pursuant to which API Electronics Group Inc.’s wholly-owned subsidiary, TM Systems II, Inc. purchased certain assets of TM Systems, Inc.(7)

4.141	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Irwin Shuldman, confirming Mr. Shuldman’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

4.142	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Walter Weiner, confirming Mr. Weiner’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

8.	Miscellaneous:

8.1	List of Subsidiaries(7)

12.	Certifications Under Section 13a-14(a) of the Securities Exchange Act:

12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.(9)

12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.(9)

13.	Certifications Pursuant to Section 906 of the Sarbanes Oxley Act of 2002:

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)

Footnotes to List of Exhibits:

(1)	Incorporated by reference from the Company’s Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997.

(2)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998.

(3)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999.

(4)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000.

(5)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 2001.

(6)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2002.

(7)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2003.

(8)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142 filed on November 22, 2004.

(9)	Filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Hauppauge, New York, United States of America, this 7 day of November, 2005.

API ELECTRONICS GROUP INC.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chief Executive Officer

As filed with the Securities and Exchange Commission on November 7, 2005

Commission File No.: 0-29142

API ELECTRONICS GROUP INC.

ANNUAL REPORT

On

FORM 20-F/A

AMENDMENT NUMBER 1

EXHIBIT INDEX

API ELECTRONICS GROUP INC.

ANNUAL REPORT ON FORM 20-F/A

FILED EXHIBIT INDEX

Exhibit Number	Description
12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.

12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Changes to Form 20-F on Form 20-F/A For The Fiscal Year Ending May 31, 2004

14040