Form 20-F
period 2005-05-31
API ELECTRONICS GROUP INC
filed 2005-11-28
CIK 1022282

As filed with the Securities and Exchange Commission on November 28, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring Shell Company report

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

2,684,396 Common Shares as of May 31, 2005

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

If this is an annual report, indicate by check mark whether the registrant is a Shell Company (as defined in Rule 12 b-2 of the Exchange Act).

Yes ☐	No ☒

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

General

The selected consolidated statement of operations data set forth below for the two year period ended May 31, 2005, and the selected consolidated balance sheet data set forth below at May 31, 2005 and May 31, 2004 are derived from the consolidated financial statements of the Company included in Part III, Item 17 of this Annual Report, which consolidated financial statements have been audited by BDO Dunwoody LLP.

The Company acquired API Electronics, Inc. (“API”) in August 2001. API is deemed to be the acquirer for Canadian generally accepted accounting principles (“Cdn. GAAP”). For US generally accepted accounting principles (“US GAAP”), API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 for Cdn. GAAP and US GAAP included in the selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. API has conducted operations for approximately twenty-seven (27) years.

The note to the consolidated financial statements entitled “Business Acquisitions” included in Part III, Item 17 of this Annual Report describes the Company’s acquisition (the “Filtran Acquisition”) of the outstanding shares of Filtran, Inc., Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited, collectively referred to as the “Filtran Group” of companies as of May 31, 2002. For Cdn. GAAP and US GAAP the Filtran Group acquisition has been accounted for using the purchase method.

The note to the consolidated financial statements entitled “Business Acquisitions” included in Part III, Item 17 of this Annual Report describes the Company’s purchase, through its wholly-owned subsidiary, TM Systems II, Inc. (“TM Systems”) of the assets of TM Systems, Inc. (the “TM Systems Acquisition”), as of February 6, 2003. For Cdn. GAAP and US GAAP, the TM Systems Acquisition has been accounted for using the purchase method.

Because of the reverse take-over of the Company by API, the Selected Financial Data for Cdn. GAAP and US GAAP does not include any financial data for InvestorLinks.com Inc. (“InvestorLinks”), the Company’s former name prior to API Electronics Group Inc. Prior to the acquisition of the Company by API on August 31, 2001, the Company closed its Internet website, then its primary business, and wrote down all related assets to their estimated net recoverable amounts.

The selected financial data should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in Part III, Item 17 of this Annual Report, and “Item 5 — Operating and Financial Review and Prospects” herein.

The information set forth in this Annual Report is current as of November 18, 2005, unless an earlier or later date is indicated, and references to the “date of this Annual Report” shall be deemed to refer to such date.

The Company’s accounts are presented in US dollars. In this Annual Report, all dollar amounts are expressed in US dollars except where otherwise indicated.

Selected Consolidated Financial Data

API Electronics Group Corp.

(formerly known as API Electronics Group Inc. and previously, InvestorLinks.com Inc.)

Prepared Pursuant to

United States Generally Accepted Accounting Principles

(In thousands of US $, except per share data)

	Fiscal Years Ended May 31 Audited(1)
	2005	2004	2003	2002	2001
Income Statement Data:

Net sales	$12,548	$11,278	$8,254	$2,903	$2,653
Income (loss) from operations	250	(624)	(1,891)	(933)	175
Net income (loss)	301	(593)	(1,869)	(911)	102
Net income (loss) per common share	0.12	(0.25)	(1.05)	(0.85)	0.16

Balance Sheet Data:

Current assets.	6,710	5,029	6,981	4,383	1,672
Capital assets	3,080	3,000	3,289	2,867	882
Goodwill and intangible assets	2,568	2,863	3,241	1,288	10
Future income tax asset	295	293	—	—	—
Total assets	12,653	11,185	13,547	8,538	2,564
Current liabilities	2,600	1,947	4,734	2,231	742
Long-term debt	42	106	232	1,299	1,495
Future income tax liability	501	502	248	530	—
Shareholders’ equity	9,510	8,630	8,333	4,478	327
Shares used in the computation of basic and diluted loss per share	2,684	2,339	1,778	1,074	650

(1)	On September 15, 2004, the Company effected a ten (10) for one (1) common share consolidation. For comparative purposes, all share and per share figures prior to that date have been presented to reflect this change as if it occurred before that date.

Selected Consolidated Financial Data

API Electronics Group Corp.

(formerly known as API Electronics Group Inc. and previously, InvestorLinks.com Inc.)

Prepared Pursuant to

Canadian Generally Accepted Accounting Principles

(In thousands of US $, except per share data)

	Fiscal Years Ended May 31 Audited(1)(2)
	2005	2004	2003	2002	2001
Statement of Operations:

Net sales	$12,548	$11,278	$8,254	$2,903	$2,653
Income (loss) from operations	(655)	(422)	(620)	(879)	175
Net income (loss)	(604)	(342)	(598)	(858)	102
Earnings (loss) per common share	(0.24)	(0.15)	(0.34)	(0.80)	0.16

Balance Sheet Data:

Current assets.	6,703	5,021	6,930	4,380	1,672
Capital assets	3,080	3,000	3,276	2,867	882
Goodwill and intangible assets	2,568	2,863	3,241	1,288	10
Total assets	12,646	10,884	13,447	8,535	2,564
Current liabilities	2,600	1,947	4,734	2,231	742
Long-term debt	41	106	232	1,299	1,132
Future income tax liability	501	209	248	530	—
Shareholders’ equity	9,504	8,622	8,233	4,475	690
Shares used in the computation of basic and diluted loss per share	2,535	2,339	1,778	1,074	650

(1)	On September 15, 2004, the Company effected a ten (10) for one (1) common share consolidation. For comparative purposes all share and per share figures prior to that date have been presented to reflect this change as if it occurred that date.
(2)	During 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for 2004 of $135,881. The change has been accounted for on a retroactive basis with restatement of the 2003 year figures. The effect of the change is to increase amortization in 2003 by $48,531, the deficit of 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.
(3)	Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The stock-based compensation expense represents the fair value of stock options granted and vested during the period. Prior to June 1, 2004, the Company had been using the settlement based method of accounting for stock options and disclosed the pro-forma costs only with no expense recorded. Accordingly, an adjustment to retained earnings was made on June 1, 2004 in the amount of $1,876,956. This adjustment represents for total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002.

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see Note 19 to the consolidated financial statements of the Company for its fiscal year ended May 31, 2005 included in Item 19 of this Annual Report.

Dividend Policy

The Company has not paid any dividends, in cash or in kind, during the financial years ended May 31, 2001 through 2005 and does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

In the discussion below, unless the context requires otherwise, references to the Company shall include its subsidiaries, API, Filtran Group and TM Systems.

Uncertainties and Risk Factors

The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time. On August 31, 2001, the Company completed an acquisition through which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly-acquired, wholly-owned subsidiary API. As of May 31, 2002, the Company acquired Filtran Group, an affiliated group of companies that are suppliers of electronic components for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada. Effective February 6, 2003, the Company acquired the assets of TM Systems, Inc. TM Systems is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment, which are sold to military contractors with multi-national operations.

General Risks and Risks Relating to an Investment in the Securities of the Company

Stock Market Price and Volume Volatility

The market for the common stock of the Company has been volatile. The stock price is volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company’s Common Stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. Over the years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company’s Common Stock also can be expected to continue to be subject to significant volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s Common Stock in the United States, the market has limited liquidity and the stockholders of the Company may be unable to sell significant quantities of Common Stock in the public trading markets without a significant reduction in the price of the stock.

Stock Market Issues

The Company’s Common Stock currently trades on the OTC Bulletin Board (“OTCBB”) in the United States. The OTCBB is operated by NASDAQ. The Company may file an application to be quoted on the NASDAQ small cap market. Unlike the OTCBB, the NASDAQ small cap market has corporate governance and other public interest standards, which the Company will have to meet. Such standards and regulations may restrict the Company’s capital raising or other activities by requiring stockholder approval for certain issuances of stock, for certain acquisitions, and for the adoption of stock option or stock purchase plans. The Company also will have to provide proxy statements to shareholders for all shareholders meetings. To meet NASDAQ’s requirements, a majority of the members of the Company’s Board of Directors will have to be independent directors as defined by NASDAQ. The independent directors must have regularly scheduled meetings at which only independent directors are present. Compensation of the chief executive officer of the Company must be determined, or recommended to the Board of Directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors, and the chief executive officer cannot be present during voting or deliberations. Compensation of all other executive officers must be determined, or recommended to the Board of Directors either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. Director nominees must either be selected, or recommended for selection by the Board of Directors either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. The nominations process must be set forth in a formal written charter or a Board of Directors’ resolution. The Company will have to adopt a written audit committee charter. In addition, the audit committee will have to be composed of at least three (3) members, all of whom are independent as defined by NASDAQ, and under SEC Rule 10A-3(c), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three (3) years. One member of the audit committee must have specified employment experience in finance or accounting. Accordingly, the Company would have to appoint three independent directors to serve on its audit committee and one of those audit committees members would need the required experience in finance and accounting. The Company does not currently meet NASDAQ’s corporate governance requirements. In order to attract independent directors, the Company anticipates that it will need to purchase directors and officers insurance, which is costly.

We May Have Increasing Difficulty to Attract and Hold Outside Board Members.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims which may be made against them in connection with their positions with publicly-held companies. Outside directors are becoming increasingly concerned with the availability of directors and officers’ liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors and officers liability insurance has become much more expensive and difficult to obtain than it had been in the past. It has become increasingly more difficult for small companies like the Company to attract and retain qualified outside directors to serve on its Board.

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

Change of Domicile to Delaware

The Company’s shareholders approved the Company’s change of domicile to Delaware at the Company’s annual meeting in October 2003. Before the Company can change its domicile to Delaware, it will have to file a registration statement with the United States (“US”) Securities and Exchange Commission registering its stock under the Securities Act of 1933. If the Company changes its domicile (reincorporates) to Delaware, then the Company will become subject to US federal securities laws and Delaware state corporate law. The Company will no longer be a foreign private issuer under the US securities laws and will become subject to the more extensive reporting requirements applicable to domestic US entities. The Company’s financial statements will be prepared in accordance with US GAAP. The Company would be likely to incur additional expenses and legal requirements as a result of becoming a Delaware corporation. Management of the Company will change the Company’s domicile only if it believes such action is in the long term best interests of the Company.

Dilution Through Employee, Director and Consultant Options and Warrants

Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company has and intends in the future to grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its Common Stock as non-cash incentives. The Company has adopted a stock option plan expressly for this purpose. Subject to certain limitations, those options may be granted at exercise prices below those for the Common Stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of the date of this Annual Report, the Company has granted outstanding options to purchase 400,000 Common Shares to employees, directors, and consultants. There have been proposals from lawmakers in the United States to require that options be expensed when issued. Under Canadian Generally Accepted Accounting Principals, the Company must expense options issued beginning June 1, 2004.

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

Adjustments and Changes Resulting from Acquisitions

We have recently expanded our operations through strategic acquisitions, specifically, the Filtran Acquisition and the TM Systems Acquisition, and may continue to expand and diversify our operations with additional acquisitions. While we believe we have adequately integrated these companies into our operations, there are risks involved with this process. Some of the risks that may continue to affect our ability to integrate acquired companies include those associated with:

•	unexpected losses of key employees or customers of the acquired companies;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating our new product and process development;

•	integrating administrative processes, accounting practices and technologies;

•	retaining management from the acquired companies, hiring additional management and other critical personnel;

•	increasing the scope, geographic diversity and complexity of our operations; and

•	the need to implement controls and procedures and policies appropriate for a public company and a company that prior to their acquisition lacked these controls, procedures and policies.

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

Possibility of Good-Will Impairments

All public companies have been required to adopt Statement of Financial Accounting Standard No. 142 (“SFAS 142”), which changes the accounting for goodwill from an amortization method to an impairment-only approach. We early adopted this standard at the beginning of fiscal year 2003. Consequently, goodwill and other intangible assets with indefinite lives are no longer be amortized, while those intangible assets with known useful lives will continue to be amortized over their respective useful lives. At least annually, we are required to reassess whether there has been an impairment of goodwill in any one or more business units, which would, if we determine that impairment exists, result in a charge to earnings and a reduction in goodwill on our balance sheet. Whenever we determine that there has been an impairment of goodwill or other intangible assets with indefinite lives, we will record an impairment loss equal to the excess of the carrying value of goodwill over its then fair value. The identification of intangible assets and the determination of the fair value and useful lives of goodwill and other intangible assets are subjective in nature and often involve the use of significant estimates and assumptions. The judgments made in determining the estimated useful lives assigned to each class of assets can significantly affect net income. The rules of SFAS 142 are complex and very restrictive. SFAS 142 is more restrictive than the previously followed SFAS 121. SFAS 142 uses a more restrictive approach than the prior method of determining impairment under GAAP.

Goodwill was acquired through the common share purchase of the Filtran Group (Filtran Limited, Filtran Inc., Canadian Dataplex Limited, and Tactron Communications (Canada) Limited) on May 31, 2002. It consists of proprietary designs, customer lists, distribution channels, and intellectual property. As of May 31, 2005, management has determined that there has been no impairment in the valuation of goodwill.

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

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over the vesting period. During fiscal 2005, 400,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized in 2005 for options granted to employees. During 2004, 440,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized in 2004 for options granted to employees. No options were granted in 2003.

If the Company issues a substantial number of options in any year, such issuance could have a negative affect on the Company’s statement of operations and net income.

Risks Related to the Company’s Primary Businesses - the Operation of API, Filtran Group and TM Systems

Downturns in the Highly Cyclical Semiconductor Industry and/or the Electronic Component Industry Would Adversely Affect the Company’s Operating Results and the Value of the Company

The semiconductor and electronic component industries are highly cyclical, and the value of the Company’s business may decline during the “down” portion of these cycles. The markets for API’s products depend on continued demand in the aerospace, military defense systems, and commercial end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for Filtran Group’s products depend upon continued demand in the military defense, telecommunications, computer, instrumentation and process control end-markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition. The markets for TM Systems’ products depend primarily upon continued demand within the military defense industry for its products, which include naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment.

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. API and Filtran Group anticipate that their average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The Company competes in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than the Company has, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with the Company may introduce competing products in the future. API, Filtran Group and TM Systems each have numerous competitors. Some of API’s current major competitors include Microsemi Corporation (NASDAQ National Market Symbol “MSCC”), Semtech Corp. (NASDAQ: “SMTC”), International Rectifier Corp. (NYSE: “IRF”), Knox Semiconductor, National Hybrid, Aeroflex Incorporated, and Skyworks Solutions. Filtran Group has numerous competitors. Some of Filtran Group’s current major competitors include Pulse Engineering, a division of Technitrol (NYSE:TNL), Midcom Inc., Bel Fuse, Inc. (NASDAQ:BELFA and NASDAQ:BELFB), ATC Frost Magnetics, Inc. and Halo Electronics. TM Systems also has various competitors, including EMW, Leatherwood, S&W. The Company or any one of its subsidiaries may not be able to compete successfully in the future and competitive pressures may harm the financial condition and/or operating results of the Company.

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

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor and electronic component industries. The financial performance of the Company depends on its ability to design, develop, manufacture, assemble, test, market and support new products (which for API are typically adaptations of existing products formerly manufactured by others), and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in the Company’s product markets could have a material adverse effect on the Company and subsidiaries’ competitive position.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Difficulties in hiring and retaining appropriate personnel;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations, financial condition and prospects.

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

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product;

•	effective marketing, sales and service; and

•	sufficient demand for the product.

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

If any such infringement claims exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

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

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe, China and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	differences in customs that affect commercial activities;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

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

Risks Related to Markets in Which Filtran Group Sells its Products - Telecommunications Industry

Historically, one of Filtran Group’s major markets is the telecommunications industry. The telecommunications industry, which has experienced a downturn from 2000 through 2005, made up 17% of Filtran Group’s sales in fiscal 2005. Over those years, demand for Filtran Group’s products from its customers in that industry has decreased. Decreased demand has had an adverse affect on Filtran’s operating results and profitability. Filtran’s primary risk at the present time is the unpredictability of the electronic component market across all industries. However, unlike the recent past, Filtran Group is no longer solely dependent on the telecommunications industry as they have increased their product presence in the Military and Aerospace industries, which now make up over 63% of sales.

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

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through real property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

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

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel. For example, Thomas W. Mills, President and Chief Operating Officer of API, has held these positions since 1991, has been employed by API since 1981, is extremely familiar with all aspects of API’s business, and has a proven track record of capable leadership. The loss of the services of such personnel could have a material adverse effectover business. Our success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. We will face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Dependence on Recruiting and Retention of Sales and Customer Support and Technical Personnel

Our future revenue growth will depend in large part on our ability to expand our sales force and our customer support capability. We may not be able successfully to manage the expansion of such functions or to recruit and train additional sales, consulting and client/customer support personnel. If we are unable to hire and retain additional sales personnel, we may not be able to increase our revenues to the extent necessary to ensure ongoing profitability. If we are unable to hire and retain trained consulting and client/customer support personnel, we may be unable to meet client or customer demands. We are unlikely to be able to increase our revenues in the event we fail to maintain or expand our sales force or our consulting and client/customer support staff. We also need to be able to retain and attract highly qualified technical personnel, and will be subject to similar risks if we fail to do so. Even if we are successful in expanding our sales force and client/customer support capabilities and our technical staff, such expansion may not result in revenue growth.

Fluctuations and Changes in Earnings

While API has been in business for approximately 27 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 2002, 2003 and 2004. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields; (vii) changes in demand for its products; and (viii) general economic conditions.

While Filtran Group has been operating for over 30 years, it has experienced losses in some of its recent financial years, including the nine months ended May 31, 2002, and the year ended May 31, 2003 and May 31, 2005. Filtran Group’s losses in 2002 and 2003 were the direct result of the downturn in the telecommunications industry, which has caused a decrease in demand for Filtran Group’s products. In 2004 and 2005 Filtran Group increased their presence in the Defense and Aerospace Industries. Sales revenue to this sector during the years ended May 31, 2004 and 2005 were approximately 50% and 63%, respectively, of its total sales revenue. Filtran Group also is concentrating on developing sales from manufacturers of high-end equipment manufacturers; however, there can be no assurance that Filtran Group will be successful in such efforts. Filtran Group may continue to experience fluctuations in earnings and/or depressed earnings until demand for telecommunications products increases, or until its sales efforts generate sufficient demand from customers in other industries. Filtran Group may also experience fluctuations in quarterly results as a result of other factors, including (i) the pace of development in its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

TM Systems has been in business for over 30 years and posted a net profit for the financial years ended May 31, 2004 and from the February 6, 2003 acquisition date to May 31, 2003 and a loss for the year ended May 31, 2005. In addition, TM posted net profits in each of its fiscal periods ending December 31, 2002 and 2001. However, TM may experience fluctuations in earnings or experience losses if demand for the products, which is derived primarily from the defense industry, decreases. Other factors which may cause fluctuations in future quarterly results are (i) pace of development of its business, (ii) competition, (iii) retirement of key personnel, and (iv) general economic conditions.

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

Terrorist Attacks, War and Other Acts of Violence May Negatively Affect Our Operations and Your Investment.

Terrorist attacks, such as the attacks that took place on September 11, 2001, wars, such as the current war in Iraq, and other acts of violence such as those that may result from the increasing tension in the Middle East, Asia, and the Korean Peninsula, or any other national or international crisis, calamity or emergency, may result in interruption to the business activities of many activities, business losses and overall disruption of the U.S. economy at many levels. These events or armed conflicts may directly impact our physical facilities or those of our customers and suppliers. Additionally, these events or armed conflicts may cause some of our customers or potential customers to reduce the level of expenditures on their services and products that ultimately may reduce our revenue. The consequences of these reductions are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

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

ITEM 4. INFORMATION ON THE COMPANY

INTRODUCTION

API Electronics Group Corp. (formerly API Electronics Group Inc. and previously, InvestorLinks.com Inc.), incorporated in the Province of Ontario, Canada (the “Company”), completed an acquisition on August 31, 2001, by which the primary business of the Company became the manufacture and supply of semiconductors and microelectronic circuits for military, aerospace and commercial applications through its newly acquired, wholly-owned subsidiary API Electronics, Inc. API Electronics, Inc. has been in business for approximately 27 years. As of May 31, 2002, the Company purchased the Filtran Group of companies, which companies are manufacturers of inductors, filters and transformers, primarily for the telecommunications industry, with manufacturing facilities in both Canada and the United States. The Filtran Group has been in business for over 30 years. As of February 6, 2003, the Company, through its wholly-owned subsidiary TM Systems, purchased the assets of TM Systems, Inc., which is a manufacturer of naval landing and launching equipment, flight control and signaling systems, radar systems alteration, data communication and test equipment, and aircraft ground control equipment for military use. TM Systems, Inc. had been in business for over 30 years. Effective March 23, 2004, the Company acquired the assets of Islip Transformer & Metal co., Inc., a supplier of critical systems and components to the U.S. Department of Defense. The Company changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation. During 2005, the Company has continued to integrate its recent acquisitions.

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

The Company is a publicly traded company whose Common Shares (the “Common Stock” or the “Common Shares”) trade in the United States on the National Association of Securities Dealers OTC Bulletin Board (“OTCBB”) under the symbol “AEGCF.” Prior to the one (1) for ten (10) common share consolidation, the Company’s symbol was “APIEF.” Previously, the Company’s Common Stock traded on the Canadian Venture Exchange under the symbol “YIK,” and on the OTCBB under the symbol “IVLKF.” The Company voluntarily delisted from the TSX Venture Exchange, formerly known as the Canadian Venture Exchange, as of August 31, 2001. The Company may apply for listing on the NASDAQ small cap market.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s legal name and commercial name is API Electronics Group Corp. The Company changed its name from API Electronics Group Inc. to API Electronics Group Corp. on September 15, 2004 in connection with the one (1) for ten (10) common share consolidation. The legal and commercial name of its primary businesses and wholly-owned subsidiaries are API Electronics, Inc., the Filtran Group of companies consisting of Filtran Inc., Filtran Limited and TM Systems II, Inc. The Company was incorporated on May 14, 1985, in the Province of Ontario, Canada under the name Shediac Bay Resources Inc. The Company is a corporation domiciled in the Province of Ontario, Canada, and operates under the Ontario Business Corporations Act. At the Company’s annual shareholders meeting held on October 8, 2003, the Company’s shareholders approved a change of the Company’s domicile from Ontario to the State of Delaware. The Board of Directors will determine if and when the Company changes its domicile to Delaware.

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

From the time of the Company’s incorporation on May 14, 1985 until June 6, 2000, the Company was in the business of locating, acquiring, exploring, and, if warranted, developing and exploiting, mineral properties. From June 6, 2001 through August 31, 2001, the Company’s primary business was that of a financial resource and directory portal provider on the Internet through its website www.InvestorLinks.com. On July 25, 2000, the Company changed its name from Opus Minerals Inc. to InvestorLinks.com Inc. In 2000, the Company’s Common Stock began trading on the OTCBB under the symbol “IVLKF.” The Company no longer operates this website.

On August 30, 2001, the Company’s shareholders approved the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation by the issuance of 650,000 post-consolidation units at $4.00 per unit. Each unit consists of one common share and  1/2 of one Series A common share purchase warrant exercisable at $4.50 per share for a period of 18 months from the date of issuance, and  1/2 of one Series B common share purchase warrant exercisable at $7.50 per share for a period of two years from date of issuance. The expiration date of these warrants was extended until February 28, 2005 and August 30, 2005, respectively, and the unit number, the number of shares and warrants and the exercise price of the warrants were adjusted to reflect the one (1) for ten (10) common share consolidation, effective September 15, 2004. These warrants are no longer outstanding. This transaction constituted a reverse take-over of the Company by API, the deemed acquiring company. Also on August 30, 2001, the Company’s shareholders approved a change of the Company’s name from InvestorLinks.com Inc. to API Electronics Group Inc., and the consolidation of the authorized common shares on the basis that every three pre-consolidation Common Shares were converted into one post-consolidation Common Share. The name change and share consolidation became effective on September 10, 2001. On September 10, 2001, shares of the Company’s Common Stock began trading on the OTCBB under the symbol “APIEF.” The Company’s trading symbol on the OTCBB was changed to AEGCF in connection with the September 15, 2004 one (1) for ten (10) common share consolidation. As of August 31, 2001, the Company’s primary business became the manufacture and distribution of semiconductors and microelectronic circuits for military, aerospace, and commercial applications through its newly acquired, wholly-owned subsidiary API. Additional details regarding the transactions summarized in this paragraph can be found below in Item 17 of this Annual Report.

Effective May 31, 2002, the Company acquired the 100% of the shares of the Filtran Group of companies for $2,670,835. The purchase price was paid as follows: $716,565 in cash and a promissory note for $1,954,270. As part of the acquisition of the Filtran Group, the Company paid $325,712 in cash to Philip Walter White, the former principal of the Filtran Group of companies, for entering into a Non-Competition and Confidentiality Agreement with the Company. The Filtran Group of companies included Filtran Limited, Filtran Inc., Canadian Dataplex Ltd. and Tactron Communications (Canada) Limited. Canadian Dataplex Ltd., Filtran Limited and Tactron Communications (Canada) Limited were amalgamated under the name Filtran Limited under the Business Corporations Act of Ontario as of June 1, 2003. The Filtran Group of companies are manufacturers of electronic components, particularly inductors, filters and transformers. Additional details regarding the Filtran Acquisition can be found in Item 17 of this Annual Report.

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

Effective February 6, 2003, the Company through its wholly-owned subsidiary TM Systems, acquired the assets of TM Systems, Inc. for a purchase price consisting of (i) $1,500,000 paid in cash at closing, (ii) a promissory note in the principal amount of $1,475,652 bearing interest at the annual rate of 1.65% (the applicable federal rate at the closing date), due and payable one year from the date of the closing, and subject to adjustment if orders fall below a specified level, and (iii) certain earn-out payments equal to ten percent (10%) of the gross proceeds of future deliveries for the two-year period following the closing. As of February 6, 2005, which is the end of the two-year earn-out period, the Company had made earn-out payments to TM Systems, Inc. of $$80,425. The assets purchased by TM Systems include inventory, equipment, work-in-progress, contracts, orders, files, ledgers and furniture. Additional details regarding the TM System Acquisition can be found in Item 17 of this Annual Report.

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

The Company has adopted a stockholder rights plan that is designed to make any person that is interested in acquiring more than twenty percent (20%) of the common shares of the Company to do so by way of a type of bid that the Company has determined is fair to stockholders (“Permitted Bids”). Other types of bids will activate certain stockholders rights to purchase shares at 50% below the market price, which are intended to make those types of bids other than Permitted Bids, prohibitively expensive. Any offer other than a permitted bid or a competing permitted bid will, as a result of the dilutive effects of the Rights (defined below), be prohibitively expensive for the acquiring person. The existence of the stockholder rights plan may discourage potential bidders and make the Company less likely to become a takeover candidate. Although the Company adopted the stockholder rights plan to protect the stockholders and the value of their stock, the adoption of this plan may not be in the stockholders best interest in all cases.

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

Principal Capital Expenditures and Divestitures Since June 1, 2002

The following chart contains a description, including the amount invested, of the Company’s principal capital expenditures and divestitures (including interests in other companies), since June 1, 2002, the beginning of the Company’s last three fiscal years.

Date	Parties	Type	Description of Capital Expenditure or Divestiture	Amount Invested or Divested
February 6, 2003	TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc.	Asset Purchase Agreement	The Company, through its wholly-owned subsidiary, TM Systems II, Inc. acquired the assets of TM Systems, Inc.	TM Systems purchased the assets of TM Systems, Inc. for a purchase price consisting of (i) a $1,500,000 cash payment, (ii) a promissory note in the principal amount of $1,475,651, bearing interest at the annual rate of 1.65% and due and payable one year from the closing date of the purchase, subject to adjustment if orders fall below a specified level and (iii) earn out payments equal to 10% of the gross proceeds of future deliveries for the two year period following the closing date of the purchase.

February 6, 2003	TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc.	Asset Purchase Agreement	The Company, through its wholly-owned subsidiary, TM Systems II, Inc. acquired the assets of TM Systems, Inc.	TM Systems purchased the assets of TM Systems, Inc. for a purchase price consisting of (i) a $1,500,000 cash payment, (ii) a promissory note in the principal amount of $1,475,651, bearing interest at the annual rate of 1.65% and due and payable one year from the closing date of the purchase, subject to adjustment if orders fall below a specified level and (iii) earn out payments equal to 10% of the gross proceeds of future deliveries for the two year period following the closing date of the purchase.

February 6, 2003	Walter Weiner, TM Systems II, Inc. and API Electronics Group Inc.	Employment Letter	TM Systems II, Inc. confirmed its employment of Walter Weiner as an executive officer for a period of one year.	Annual Salary of $100,000

February 6, 2003	Irwin Shuldman, TM Systems II, Inc. and API Electronics Group Inc.	Employment Letter	TM Systems II, Inc. confirmed its employment of Irwin Shuldman as an executive officer for a period of one year.	Annual Salary of $100,000

Fiscal Year 2003	API Electronics, Inc. and various contractors	Facility Improvements	API upgraded its manufacturing facilities (machinery and equipment and building).	Cost of $411,436

June 2003	Canadian Dataplex Ltd. and Buyer	Sale of land and building	Canadian Dataplex Ltd. sold its land and building	Net Proceeds of $108,186

March 2004	API Electronics, Inc. and Islip Transformer & Metal Co., Inc.	Asset Purchase Agreement	The Company acquired the machinery, equipment and inventory of Islip Transformer & Metal Co., Inc.	$50,000 cash, plus 10% of confirmed orders

February 2005 to March 2005	API and Various Shareholders	Common Share Buyback Program	The Company acquired 139,735 common shares in the open market under the Buyback program.	Cost of $723,289 Cash

June 2005	API and Various Shareholders	Common Share Buyback Program	The Company acquired 112,675 common shares in the open market under the Buyback program	Cost of $712,106 Cash

August 2005	API and Various Shareholders	Common Share Buyback Program	The Company acquired 25,000 common shares in the open market under the Buyback program	Cash of $131,500 Cash

September 2005	API and Various Shareholders	Common Share Buyback Program	The Company acquired 63,398 common shares in the open market under the Buyback program	Cash of $322,062 Cash

October 2005	API and Various Shareholders	Common Share Buyback Program	The Company acquired 138,950 common shares in the open market under the Buyback program	Cash of $707,256 Cash

As of the date of this Annual Report, other than a stock buyback program for an additional 118,000 common shares, there are no material capital expenditures or divestitures in progress.

Public Takeover Offers

There have been no public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares since June 1, 2003.

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

API manufactures niche specialty products that major semiconductor manufacturers no longer produce or do not plan on producing in the future. API has focused on the discontinued parts niche of the electronic component industry since its formation approximately 27 years ago. In support of API’s goals and objectives, API has focused on maximizing the potential of the various products for which it has become the sole source supplier. Through the implementation of engineering process controls and total quality management principles, API has achieved manufacturing efficiencies and effectiveness via specialization and concentration on these niche products.

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

API’s principal markets consist of the government and military markets (approximately 70% of revenues), laboratory and commercial equipment, and other replacement parts (approximately 30% of revenues) during the fiscal year ended May 31, 2005. The Company’s customers include government agencies, Departments of Defense, and large military contractors such as Honeywell/Allied Signal, BAE Systems Controls, Deutch Relays, Litton Systems and Lockheed-Martin. Other customers include Raytheon, Northrop Grumman Litton, Alcatel, Tektroniz, Racal, Ball Aerospace and the Defense Electronic Supply Center.

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

API continues to invest in engineering and research and development to become more active in the power control industries. Having already manufactured and delivered components for this industry, API is presently developing systems that use these components. API is now listed on the U.S. Department of Defense Qualified Products List (QPL) and was awarded Laboratory Suitability Certification for Military Semiconductors. These U.S. Government Certifications allow API to produce and test approved U.S. Military devices. API is still in the process of pursuing Qualified Manufacturer’s List (QML) certification, which should be completed in 2006. The QPL and QML consist of a supplier base that has successfully demonstrated their products meet the specified performance, quality, and reliability levels via the U.S. Department of Defense (DoD) product qualification program. API will join the select suppliers meeting the exacting criteria (design, fabrication, assembly and test processes) required to be QPL/QML listed.

API has instituted a cost-effective sales and marketing program. Catalogs, brochures, line cards, and product lists are augmented by its website describing API and its capabilities. API seeks to improve its product sales in overseas markets through an increased emphasis on that part of its domestic direct sales force and improved communication with overseas sales representatives and distributors.

Principal Markets in which API Competes

API’s customers are located primarily in the United States. The United States, United Kingdom and Canada are the markets in which API competes.

The geographical breakdown of revenue for API (where its customers are located) for the year ended May 31, 2005 is as follows (000’s):

United States	$3,146	85%

Canada	132	3%
United Kingdom	435	12%

Total	$3,713	100%

New Products

API’s Islip Transformer Division has introduced a redesigned model of an Aircraft Radar Indication System using Liquid Crystal Display (LCD) technology. API has not introduced any other significant new products or services in the year prior to the date of this Annual Report.

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

Material Effects of Government Regulations

Except as noted below, government regulations of the United States and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in API’s industry and do not have a material effect on the Company’s business. During the fiscal year ended May 31, 2003, API received certification that it is ISO 9001:2000. API believes it is also complaint under 9100:2001 but has not yet received certification. API has obtained certification under MIL-PRF-19500 (QML-19500) and is the process of obtaining MIL-PRF-38534 (QML-38534) certification. API is listed as a Qualified Source of Supply to the United States Defense Electronics Supply Centers (“DESC’s”). The United States Department of Defense regulates certification and qualification requirements of the DESC’s, while ISO certifications are granted by independent organizations. ISO certifications are recognized on a worldwide basis.

Filtran Group of Companies - Operations, Activities and Products

The Company acquired 100% of the stock of the Filtran Group of companies as of May 31, 2002. The companies included in the group were Filtran, Inc., Canadian Dataplex Ltd., Tactron Communications (Canada) Inc. and Filtran Limited. Canadian Dataplex Ltd., Factran Communications (Canada ) Inc. and Filtran Limited were amalgamated under the name Filtran Limited as of June 1, 2003.

Filtran Limited was incorporated in 1969 to manufacture filters and transformers. Filters are frequency selective networks, usually consisting of a combination of capacitors and inductors or transformers. Widely used in telegraphy and telex networks that worked on the principle of frequency division multiplexing, these analog techniques devices have been superseded by digital transmission methods.

Approximately 26 years ago Filtran Inc. established itself in the US, initially in eastern Florida but relocated in Ogdensburg, N.Y., which is a one-hour drive from Ottawa. Filtran Limited. located in Ottawa does the engineering, purchasing, and marketing and provides the overall administration for Filtran Inc. as well as manufacturing of all products for Canadian and European customers. Filtran Inc. is strictly a manufacturing facility for US customers.

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

The main demand today for the Filtran Group’s products comes from military, aerospace, telecom, audio, video, voice / data, and transportation oem’s. Filtran produces a wide variety of magnetic components over 85% of which are custom designed (build to print) for specific customer applications. Filtran has invested heavily in upgrading its engineering, quality control/test and manufacturing processes to support these markets and is now poised to grow significantly in the coming years.

Filtran Limited and Filtran Inc. have always been custom manufacturers, both building the product to the customer’s print or designing and then building to its specifications. The products include transformers of all kinds from small signal types to large laminated units weighing 50 lb. or more.

About 4 years ago, as part of its long-term growth plan, Filtran Limited acquired a local company called Canadian Dataplex Ltd., which company was established 26 years ago. Canadian Dataplex Ltd. had engineering skills in the design and manufacturing of custom power supplies, which have now been integrated into the Filtran Group.

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

Principal Markets in which the Filtran Group Competes

Filtran’s customers are located primarily in the US, the United Kingdom and Canada; however, it sells a limited amount of products to customers in a number of other countries.

The geographical breakdown of revenues for the Filtran Group for the year ended May 31, 2005 is as follows (000’s):

United States	$3,661	61%
Canada	704	12%
United Kingdom	1,225	20%
South America	168	3%
All Other	262	4%

Total	$6,012	100%

There are three major markets for Filtran’s products – military and defense, telecommunications companies and high-end equipment manufacturers.

The breakdown of revenues for the Filtran Group for the year ended May 31, 2005 by industry of end users is as follows (000’s):

High-end Equipment Manufacturers	$1,202	20%
Telecommunications Companies	1,023	17%
Military and Defense	3,787	63%

Total	$6,012	100%

1. Telecommunications Companies

All Canadian and US telecommunications equipment manufacturers are potential customers for the Filtran Group companies. Filtran also does business with telecommunications companies in Europe and Asia. In the past years, the high labor costs in Canada and the US excluded the Filtran Group from the high volume product sales. Since 2003, the Filtran Group has established the relationships to outsource the manufacturing of certain products to companies in Asia, particularly China, labor costs are no longer a barrier for Filtran Group to compete for these orders.

2. High End Equipment Manufacturers

Filtran’s target customers for non-telecommunications products are high-end equipment manufacturers. There are an enormous variety of these high-end product equipment manufacturers in every major city in Canada and the US, which constitutes a large untapped market for Filtran Group who has always built products to “Best Commercial Standards”.

3. Military and Defense

The Filtran Group has aggressively pursued growth opportunities in the Military and Aerospace industry since 2002. In an effort to support these strategies, Filtran has invested in training, enhanced engineering and manufacturing process controls, added resources in the Quality Department and successfully obtained their ISO 9001:2000 certification at the Ogdensburg, NY manufacturing facility (Filtran Limited in Ottawa, Ontario has been ISO certified since 1999). To further support the Military and Aerospace industries, Filtran successfully applied for a Controlled Goods Certificate in the spring of 2005 from the Canadian Government, enabling Filtran to produce goods that carry a level of security. These investments and achievements have resulted in efficient, quality products that meet the high standards of the Military and Aerospace industry.

4. Major Customers

Harris Corporation, R.F. Communications Division	US
TT EMS	US & UK
ADC Telecommunications	US
Star Headlight	US
Alstom Signalling	US & Brazil
Electronics 2000	UK & Europe
General Dynamics	UK & Canada
Sterne Medical	Canada
Wescan	Canada
Ross Video	Canada

The volume of business provided to the Filtran Group by these customers equals about 80% of total sales. No single customer represents more than 40% of total sales

New Products

Due to the custom and proprietary nature of Filtran Group’s products, Filtran Group has not introduced any significant new products or services in the year prior to the date of the Annual Report, however, in fiscal year 2005, Filtran Group has designed, developed and produced over 150 new parts for both new and existing customers.

Seasonality

The revenues and business of the Filtran Group are not, in general, seasonal.

Raw Materials

The primary raw materials required by Filtran Group’s business consist of cores, bobbins, wire, lamination, tapes (polyamide, polyfilm, masking, copper, glasscloth, antistatic), epoxy, solder tips, varnish, metal plates, PVC insulation, diodes, and circuit boards. Filtran Group’s purchasing policies require the companies to find alternate sources for materials; however, some materials have a single source supplier due to customer specifications or unique construction requirements. Most of Filtran Group’s raw material suppliers are located in the US. These materials are readily available. The lead time for ordering manufactured materials has decreased to 4 to 6 weeks from up to 24 months during the technology boom. The prices for these materials are relatively stable.

Marketing Channels

Filtran’s principal markets are the US, United Kingdom and Canada. Filtran also sells products in a large number (over 30) of European and Asian countries. Filtran primarily sells directly to customers but also uses independent sales representatives and distributors and uses its website as a sales channel. Filtran has introduced a performance based compensation system for its direct sales force and independent representatives focusing on increasing sales and market share to targeted accounts. Filtran has two internal sales representatives. Filtran does not use any special sales methods such as installment sales.

Dependence on Patents, Licenses, Contracts and Processes

Filtran Group is not dependent on patents, licenses, industrial contracts, commercial contracts financial contracts, or new manufacturing processes in such a manner that such dependence would be material to Filtran Group’s business or profitability.

Material Effects of Government Regulations

Government regulations of the US, the State of New York, the Province of Ontario and Canada related to environmental compliance and labor conditions are typical in Filtran Group’s industry and do not have a material effect on Filtran Group’s business.

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

TM Systems supplies the defense sector with naval aircraft landing and launching equipment – including Visual Landing Aids (VLA) and the Stabilized Glide Slope Indicator (SGSI) – flight control and signaling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment.

New Products

TM Systems has not introduced any significant new products or services in the year prior to the date of this Annual Report.

Principal Markets in which TM Systems Competes

TM Systems’ principal market is the military/defense industry. TM Systems acts as a Prime Contractor or Subcontractor to this market and realizes 100% of its sales revenue from this market. Its customers are all US companies, most of which have foreign subsidiaries and divisions. TM Systems sells products to these companies and their foreign subsidiaries and divisions for use in products sold to many countries.

TM’s customers are located primarily in the US.

The geographical breakdown of revenues for TM Systems (where the customers are located) for the year ended May 31, 2005 is as follows (000’s):

United States	$2,823	100%

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

Dependence on Patents Licenses, Contracts and Processes

TM Systems is not dependent on patents, licenses, industrial contracts, commercial contracts, financial contracts, or new manufacturing processes in such a manner that such dependence would be material to the company’s business or profitability.

Material Effects of Government Regulations

Except as noted below, government regulations of the US and the State of New York related to environmental compliance, labor conditions, and government contracting are typical in TM Systems industry and do not have a material effect on the company’s business. While TM Systems complies with many of the ISO requirements, it is not ISO-9002 certified.

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

Revenue Breakdown

Set forth below is a breakdown of the Company’s revenues by business and by geographical market (where the customer is located) for the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003.

For the fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003

Revenues by Category of Activity:

	2005	2004	2003(1)
API’s Activities	$3,713,000	$2,375,000	$2,688,000
Filtran Group’s Activities	$6,012,000	$5,760,000	$4,648,000
TM Systems Activities	$2,822	$3,143,000	$918,000

Total Revenues	$12,547,000	$11,278,000	$8,254,000

Revenues by Geographic Market:

United States	$9,629,000	$8,934,000	$4,699,000
Canada	$836,000	$944,000	$3,555,000
United Kingdom	$1,659,000	$1,058,000	$0
South America	$160,000	$201,000	$0
All Other	$263,000	$141,000	$0

Total Revenues	$12,547,000	$11,278,000	$8,254,000

(1)	Does not include the TM Systems for the entire fiscal year because that entity acquired the assets of TM Systems, Inc. as of February 6, 2003.

C. ORGANIZATIONAL STRUCTURE

The Company, with its subsidiaries as described below, is a part of a group. The corporate office of API Electronics Group Inc., a corporation incorporated under the laws of the province of Ontario, is located at 505 University Avenue, Suite 1400, Ontario, Canada M5G 1X3. The Company holds 100% of the ownership interest and voting power of API Electronics, Inc., a Delaware corporation located in Hauppague, New York. API Electronics, Inc. has facilities located at 375 Rabro Drive, Hauppague, New York 11788.

The corporate office of Filtran Inc., a company incorporated under the laws of the State of New York, is located at 102 Ford Street, Bldg. 5A, Ogdensburg, NY 13669. The corporate office of Filtran Ltd., a company incorporated under the laws of Ontario, is located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Canadian Dataplex Limited, Tactron Communications (Canada) Limited and Filtran Limited were amalgamated under the name Filtran Limited, under the Business Corporations Act of Ontario as of June 1, 2003. The Canadian Dataplex operations of designing and manufacturing power supplies are now conducted under the Filtran Limited, corporate name and building. On June 27, 2003 Filtran sold the building at 155 Terrence Matthews Crescent, Unit 5. Canadian Dataplex previously used the building for the design and manufacturing of power supplies.

TM Systems, a Delaware corporation, has facilities located at 830 Willis Avenue, Albertson, New York 11507, and 345 Railroad Avenue, Bridgeport, Connecticut 06604. The Company holds 100% of the ownership interest and voting power of TM Systems.

D. PROPERTY, PLANTS, AND EQUIPMENT

The Company has four manufacturing facilities. The following is the Company’s utilization capacity at each plant as at May 31, 2005:

API Electronics, Inc.	Hauppauge, NY	80%
Filtran Limited	Nepean, Ontario	79%
Filtran Inc.	Ogdensburg, NY	66%
TM Systems	Bridgeport, CT	90%

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

The executive offices for Filtran Limited are located at 229 Colonnade Road, Nepean, Ontario K2E 7K3. Filtran Limited owns the facility and there are no outstanding mortgages on the property. The facility is approximately 16,000 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters, inductors and power supplies. Filtran Limited received a Certificate of Approval (Air) from the Ministry of the Environment for atmospheric emissions sources at its facility at 229 Colonnade Road. To the Company’s knowledge, except as generally described above, there are no environmental issues that may affect the Company’s utilization of the assets located at this manufacturing facility. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Limited and its needs in the foreseeable future.

The executive office for Filtran Inc. is located at 102 Ford Street, Bldg 5A, Ogdensburg, NY 13669. Filtran Inc. has a lease to own agreement with the City of Ogdensburg for the facility. Filtran Inc. has financed the “purchase” of this facility. As of May 31, 2005, the outstanding principal balance on the note evidencing such financing was $33,005. The loan is secured by a mortgage on the property. The facility is approximately 16,500 square feet and it is used to manufacture electronic components comprised primarily of: transformers, filters and inductors. There are no environmental issues at Filtran Inc. that management is aware of and Filtran Inc. believes it complies with existing environmental regulations and meets existing environmental standards. The Company believes that the capacity of this manufacturing facility is sufficient to meet the present needs of Filtran Inc. and its needs in the foreseeable future.

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

API is deemed to be the acquiror for Cdn. GAAP. For US GAAP, API is also deemed to be the acquirer. Accordingly, comparative figures for the fiscal years ended May 31, 2001 for Cdn. GAAP and US GAAP included in the Company’s selected financial data are those of API and are derived from the financial statements of API which have been audited by Perry Colletti, CPA. API has been in operations for approximately 27 years.

Acquisition of the Filtran Group

Effective May 31, 2002, the Company acquired the Filtran Group of companies, consisting of Filtran, Inc., Filtran Ltd., Canadian Dataplex Limited and Tactron Communications (Canada) Limited, the holding company for Filtran Limited. Canadian Dataplex, Tactron Communications (Canada) Inc. and Filtran Limited were amalgamated under the name Filtran Limited as of June 1, 2003. The Filtran Group of companies are suppliers of electronic components (primarily inductors, transformers and filters) for customers in the communications, computer, instrumentation and process control industries, with manufacturing facilities in the United States and Canada.

The notes to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the Filtran Acquisition of the outstanding shares of Filtran Limited, Filtran Ltd., Canadian Dataplex Limited and Tactron Communications (Canada) Limited as of May 31, 2002. For Cdn. GAAP and US GAAP, the Filtran Group acquisition has been accounted for using the purchase method.

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

The notes to the consolidated financial statements included in Part III, Item 17 of this Annual Report describes the TM Systems Acquisition of the assets of TM Systems, Inc., as of February 6, 2003. For Cdn. GAAP and US GAAP, the TM Systems acquisition has been accounted using the purchase method.

Closure of US Operations of IL Data Canada, Inc.

Prior to April 30, 2001, the Company ceased operations of the InvestorLinks.com website. During the three-month period ending July 31, 2001, the Company closed down the US operations of that business, terminated the employment of all US employees, and transferred the Company’s US assets to Canada. The assets of the website, which constituted the Company’s prior business, were disposed of during the fiscal year ended May 31, 2002.

Results of Operations

Overview

The Company is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API of Hauppauge, New York is a designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March 2004, API purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 32 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II of Albertson, New York (“TM II”). In business for over 30 years, TM II supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defence-related electronics business. TM II maintains a manufacturing facility in Bridgeport, Connecticut.

The Company’s business strategy for the past several years has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. The Company’s objectives are to seek long-term stable growth for all of its operating segments (API, Filtran Group, and TM Systems) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

The following discussion of the results of operations of the Company is a comparison of the Company’s two fiscal year periods ended May 31, 2005 and 2004.

Sales Revenue

Sales by Subsidiary	2005	2004	% Change
API	$3,712,734	$2,375,239	+56.3%
Filtran Group	$6,012,306	$5,759,835	+4.4%
TM Systems	$2,822,511	$3,143,113	-10.2%

	$12,547,551	$11,278,187	+11.3%

The Company recorded strong sales growth in 2005 as total sales revenue increased by 11.3% over 2004.

API Electronics sales revenues increased by an impressive 56.3% in 2005 and this was attributed primarily to the Islip acquisition in March, 2004 adding significantly to 2005 sales revenue. Islip product sales revenue in 2005 was $879,771 compared to $66,625 for fiscal 2004.

Filtran Group saw sales revenue increase by 4.4% in 2005. The increase was attributed to increased demand for their filter and power supply products in the Military Defence sector.

TM II recorded sales revenue levels in 2005 that were 10.2% less than 2004. The decrease was attributed primarily to the timing of TM II’s sales as demand and orders for TM II’s products continues to be strong.

The Company’s electronic products are sold through operations in Canada and the US to several countries around the world.

Geographical Information	May 31, 2005		May 31, 2004
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$9,629,218	$6,572,759	$8,933,612	$6,480,097
Canada	836,335	6,073,569	944,039	4,697,087
United Kingdom	1,659,463	—	1,057,691	—
South America	159,936	—	201,465	—
All Other	262,599	—	141,380	—

	$12,547,551	$12,646,328	$11,278,187	$11,177,184

The Company saw United States sales increase by 7.8% from $8,933,612 in 2004 to $9,629,218 in 2005, Canadian sales decreased by 11.4% from $944,039 in 2004 to $836,335 in 2005, and UK sales increased by 56.9% from $1,057,691 in 2004 to $1,659,463 in 2005. Sales to South America decreased by 20.6% from $201,465 in 2004 to $159,936 in 2005 and sales to other countries increased by 85.7% from $141,380 in 2004 to $262,599 in 2005.

The US Department of Defence and its Subcontractors accounts for a significant amount of the Company’s sales revenue as follows:

	2005	2004
Revenue
U.S. Department of Defence	12%	17%
U.S. Department of Defence subcontractors	39%	40%

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	2005	2004	%age Change
API Electronics	32.8%	16.6%	+16.2%

Filtran Group	23.6%	19.3%	+4.3%

TM II	34.5%	34.9%	-0.4%

Overall	27.1%	23.1%	+4.0%

The Company’s overall gross margin was 27.1% of sales in 2005, which represents a substantial increase from the 23.1% gross margin posted in 2004. Accordingly, the overall cost of sales was 72.9% in 2005 compared to 76.9% in 2004.

API Electronics posted a gross margin improvement by 16.2% in 2005 to the 32.8% level. This increase is attributed to substantially higher sales revenues, improved manufacturing efficiencies, and more profitable sales mix in 2005 including products related to the Islip acquisition.

Filtran Group saw their gross margin increase to 23.6% in 2005 from the 19.3% margin posted in 2004. The increase was attributed to a more profitable sales mix and improved manufacturing efficiencies.

TM II’s gross margin saw a slight decrease of 0.4% to 34.5% in 2005.

The major components of Cost of Sales are as follows:

	2005	%age of sales	2004	%age of sales
Materials Used	$3,499,033	30.1%	$3,766,825	33.4%

Manufacturing Labour	$2,377,026	19.0%	$2,283,916	20.3%

Manufacturing Overhead	$2,927,716	23.3%	$2,390,769	21.2%

As a percentage of sales, each of the 2005 Manufacturing Labour and 2005 Manufacturing Overhead were reasonably in line with their comparative percentage of sales in 2004. The 2005 Materials Used percentage improved significantly over 2004 as a result of efficiencies and quality control in the manufacturing process.

Selling Expenses

Selling expenses increased to $1,124,522 for the year ended May 31, 2005 from $843,308 for the year ended May 31, 2004. As a percentage of sales the 2005 selling expenses came in at 8.9%, which represents an increase of 1.4% over selling expenses of 7.5% posted in 2004.

The major components of Selling Expenses are as follows:

	2005	%age of sales	2004	%age of sales
Payroll Sales	$467,238	3.7%	$401,058	3.6%
Commissions	$351,586	2.8%	$99,921	0.9%

The overall increase in Selling Expenses was attributed to higher sales revenue in 2005. As a percentage of sales, the 2005 Payroll Sales was reasonably in line with their comparative percentage of sales in 2004. Commissions expense increased in 2005 as a result of recent acquisitions (TM Systems and Islip) whereby commissions were payable at specific percentages on certain sales orders.

Business Development

Business development expense decreased to $43,131 in 2005 from $71,088 in 2004. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area were scaled back in 2005.

Stock-Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The stock-based compensation expense represents the fair value of stock options granted and vested during the period. Prior to June 1, 2004, the Company had been using the settlement based method of accounting for stock options and disclosed the pro-forma costs only with no expense recorded. Accordingly, an adjustment to retained earnings was made on June 1, 2004 in the amount of $1,876,956. This adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted and warrants modified after June 1, 2002. During the year the Company modified existing stock options and issued new stock options and recognized a compensation expense during 2005 of $920,500 (2004 - $10,000) as now required by Canadian generally accepted accounting principles.

General and Administrative Expenses

General and administrative expenses decreased to $1,972,134 for 2005 from $2,106,206 incurred during 2004. As a percentage of sales, the 2005 general and administration expenses were 15.7% and this was an improvement over the 18.7% posted in 2004.

The major components of General and Administrative Expenses are as follows:

	2005	2004	$ Change
Officer Salaries	$225,950	$303,453	$(77,503)
Rent and Management Fees	$183,364	$178,228	$5,136
Professional Services	$206,361	$286,855	$(80,494)
Office Salaries	$225,950	$209,271	$16,679

Officer salaries expense decreased to $225,950 in 2005 from $303,453 in 2004. This was attributed primarily to the retirement of an individual at Filtran Group in 2005.

Rent and management fees increased slightly to $183,364 in 2005 from $178,228 in 2004 – an increase of 3%.

Professional services include legal, accounting, audit and taxation services. The 2005 expense was $206,361 which was a slight improvement from the 2004 expense amount of $286,855. The decrease was attributed to a large settlement of old legal fees in the amount of $34,392 in 2004 and in general a more concerted effort to perform more services in-house in 2005.

Office salaries increased to $225,950 in 2005 from $209,271 in 2004 - an increase of 8%.

Operating Income (Loss)

The Company posted operating income (loss) for the year ended May 31, 2005 of ($654,889) a decline over the operating income (loss) of ($421,622) for the year ended May 31, 2004. The decline is attributed to the non-cash compensation charge in the amount of $920,500 in 2005 (2004 - $10,000) and the increase in selling expenses discussed above.

Amortization

Amortization decreased to $764,933 during the year ended May 31, 2005 from the $803,807 amount for the year ended May 31, 2004. The 5% decrease is attributed to certain assets becoming fully amortized during the period.

Other Income and Expense

Other income during the quarter was an expense amount of $25,616 for the year ended May 31, 2005 compared to other income of $117,956 for the year ended May 31, 2004. The major components in 2005 were investment income in the amount of $21,079, a loss on foreign currency translation of $46,304, and a loss on sale of marketable securities of $391.

The major components in 2004 were the gain on settlement of debt in the amount of $39,000, the gain on sale of marketable securities of $45,795, and investment income in the amount of $40,941, loss on foreign currency translation of $5,323 and miscellaneous expense of $2,457.

Other expense relates to interest on long-term debt and the Company saw a decrease from $85,063 in 2004 to $28,049 in 2005. The decrease was attributed to lower debt levels in 2005.

Income Taxes

The provision for income taxes was a recovery of $104,160 in 2005 compared to a recovery of $46,335 in 2004. The effective tax rate for 2005 was 34.2% (2004 – 35.63%). The Company and its subsidiaries have non capital losses of approximately $1,354,000 to apply against future taxable income. The losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

Net Loss

The Company incurred a net loss for the year ended May 31, 2005 of $604,394($0.24/share) compared to a net loss of $342,394($0.15/share) for year ended May 31, 2004.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	Year ended May 31, 2005
	Q4	Q3	Q2	Q1
Sales Revenue	$3,506,945	$3,080,705	$3,107,634	$2,852,267

Net Income (Loss)*	$(97,414)	$(542,938)	$161,958	$(126,000)

Earnings (Loss), basic and diluted per share	$(0.04)	$(0.22)	$0.07	$(0.05)

*Includes Stock-based Compensation expense	$2,500	$918,000	$—	$—

	Year ended May 31, 2004
	Q4	Q3	Q2	Q1
Sales Revenue	$3,095,820	$2,861,572	$2,886,715	$2,434,080

Net Income (Loss)*	$(235,622)	$(12,446)	$26,703	$(121,029)

Earnings (Loss), basic and diluted per share	$(0.10)	$(0.01)	$0.01	$(0.05)

*Includes Stock-based Compensation expense	$10,000	$—	$—	$—

On July 19, 2004 the Company announced that the directors had approved a ten for one reverse split of the Company’s common shares. All share and per share figures prior to that date have been presented to reflect this change for comparative purposes.

During fiscal 2005, the Company continued to see quarterly year-over-year revenue growth. The majority of the growth came from the acquisition of Islip and some organic growth in Filtran Group and API Electronics. The 2005 sales revenue experienced growth from quarter to quarter with a slight pause in Q3, and then on to record quarterly sales revenue in Q4.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At May 31, 2005, the Company had cash reserves of $1,513,130 compared to $634,058 as at May 31, 2004. In addition, the Company had marketable securities of $329,855 at May 31, 2005 (May 31, 2004 - $2,144).

The following table identifies the Contractual Obligations of the Company as at May 31, 2005.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$87,026	$45,514	$39,484	$2,028	$—

Mortgages Payable	$33,005	$33,005	$—	$—	$—

Operating Leases	$50,948	$31,284	$19,664	$—	$—

Total Contractual Obligations	$170,979	$109,803	$59,148	$2,028	$—

At May 31, 2005 working capital totaled $4,103,057 compared to $3,073,853 at May 31, 2004. The current ratio at May 31, 2005 remained at the 2.58:1 ratio as at May 31, 2004. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.29:1 at May 31, 2005 – an increase from the 0.85:1 posted at May 31, 2004.

As at May 31, 2005, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory decreased a slight 0.1% from $3,262,983 as at May 31, 2004 to $3,258,856 as at May 31, 2005. Accounts receivable increased 38.8% from $1,028,508 as at May 31, 2004 to $1,427,395 as at May 31, 2005. The increase is attributed to higher sales volume and a lower turnover rate in 2005. Accounts payable decreased 4.4% from $1,517,304 at May 31, 2004 to $1,450,502 as at May 31, 2005. The decrease is attributed to the timing of payments. Deferred revenue increased 415% from $124,723 at May 31, 2004 to $643,028 as at May 31, 2005. The increase is attributed to the increased orders in production.

Long-term debt (current and long-term portion) decreased from $174,643 at May 31, 2004 to $120,031 at May 31, 2005.

The debt to equity ratio (total debt to total shareholders’ equity) increased slightly to 0.33 as at May 31, 2005 compared to 0.30 as at May 31. 2004.

Total assets increased to $12,646,328 at May 31. 2005 from $11,177,184 as at May 31, 2004. This is attributed primarily to the increase in cash, marketable securities and accounts receivable and an offsetting decrease in intangible assets through amortization.

Operating, Investing and Financing Activities

Cash generated (used) in operating activities increased to $1,113,944 for year ended May 31, 2005 compared to $650,906 for the year ended May 31, 2004. This was attributed to higher cash generated by operations and reduced investments in non-cash working capital.

The major source of cash in 2005 was provided through the issue of common shares in the amount of $1,056,000, proceeds on sale of marketable securities in the amount of $79,240, and bank indebtedness advances of $199,758.

The major source of cash in 2004 was provided through the issue of common shares in the amount of $705,000, proceeds on sale of land and building of $104,439, proceeds on sale of marketable securities in the amount of $474,819, and bank indebtedness advances of $128,616.

The major use of cash during 2005 was the purchase of capital assets in the amount of $333,960, the repurchase of common shares in the amount of $723,289, the purchase of marketable securities in the amount of $458,318, and the repayment of long-term debt in the amount of $54,612.

The major use of cash during 2004 was the purchase of capital assets in the amount of $222,967, the business acquisition of Islip in the amount of $50,000, and the repayment of long-term debt in the amount of $2,718,044.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At May 31, 2005, the corporation had borrowed $167,000 (2004 - $100,000) against this line. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s subsidiary Filtran Limited has a line of credit of $796,000 (Cdn$1,000,000). At May 31, 2005, the corporation had borrowed $175,090 (2004 - $28,675). The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s asset and building. The bank indebtedness bears interest at prime.

The Company is not committed to any significant capital expenditures at present.

The Company holds cash and cash equivalents in Canadian currency. Two of the company’s subsidiaries (TM Systems and API) hold cash and cash equivalents in Us currency. The Company’s other group of subsidiaries (Filtran Group) holds cash and cash equivalents in US and Canadian currencies. Neither the Company nor any of its subsidiaries uses financial instruments for hedging.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2005 and 2004, the Company did not use Off Balance Sheet Arrangements.

Share Capital

As of May 31, 2005 there were 2,684,396 common shares issued and outstanding, 164,958 warrants outstanding at an exercise prices of $7.50 with remaining average contractual lives of 0.25 years, 410,000 stock options outstanding at exercise prices ranging from $2.50 to $7.50 with remaining average contractual lives of 4.8 years.

During 2005, 440,000 common shares were issued upon the exercise of stock options for proceeds of $1,056,000.

During 2004, 125,000 common shares were issued upon the exercise of warrants for proceeds of $705,000.

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the year ended May 31, 2005, the Company acquired 139,735 common shares at an average cost of $5.18 per share.

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

API’s sales revenues decreased by 11.6% in 2004 compared to 2003. This decrease is attributable to price pressures, competition, and a general decline in API’s market space. Demand is increasing in the following areas:

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

The Company’s electronic products are sold through operations in Canada and the US to several countries around the world.

Geographical Information	May 31, 2004		May 31, 2003
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$8,933,612	$6,187,097	$4,698,497	$7,494,671
Canada	944,039	4,697,087	3,555,044	$5,952,019
United Kingdom	1,057,691	—	—	—
South America	201,465	—	—	—
All Other	141,380	—	—	—

	$11,278,187	$10,884,184	$8,253,541	$13,446,690

API saw US sales increase by 47.4% from $4,698,497 in 2003 to $8,933,612 in 2004. Canadian sales decreased by 73.4% from $3,555,044 in 2003 to $944,039 in 2004 but this was partially offset by sales totaling $1,400,536 in the United Kingdom, South America and Other.

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

API posted a gross margin improvement by 8.6% in 2004 to the 16.6% level. This 16.6% mark is approaching its historical gross margin levels. The 2003-year saw a large inventory write down of approximately $399,000 and led to such a low gross margin in that year.

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

TM Systems’ gross margin saw a decrease of 14.8% to 34.2% in 2004. This was attributed to an inventory write down of approximately $230,000

The major components of Cost of Sales for the Company as a whole are as follows:

	2004	% of sales	2003	% of sales
Manufacturing Labor	$2,283,916	20.3%	$1,782,763	21.6%
Manufacturing Overhead	$2,373,921	21.1%	$1,746,104	21.2%
Cost of Materials Used	$3,766,825	33.0%	2,661,984	32.3%

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

Officers’ salary expense increased to $303,453 in 2004 from $203,437. This was attributed to a full year of TM Systems’ officer salary included in 2004 compared to approximately one-third in 2003 following the February 2003 acquisition. In addition, a retirement package of $54,000 was provided for the president of Filtran Group in 2004.

Rent and management fees increased to $195,998 in 2004 from $32,841 in 2003. This was attributed to a new oral management services agreement effective June 1, 2003 whereby a related corporation will provide executive office space, office equipment and supplies, telecommunications, personnel, and management services to the Company. Management services are being provided to the Company effective June 1, 2003.

Professional services include legal, accounting, audit and taxation services. This expense in 2004 was $286,855 which was a slight improvement from the 2003 expense amount of $301,117.

Office salaries decreased to $209,271 in 2004 from $252,369 in 2003. This was attributed primarily to personnel services at the executive office, which is now being covered by the oral management services agreement referred to above.

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

Liquidity and Capital Resources

Liquidity

At May 31, 2004 itthe Company had cash reserves of $634,058 compared to $1,561,199 at May 31, 2003. In addition, the Company had marketable securities of $2,144 at May 31, 2004 (May 31, 2003 - $431,168). The reduction in cash and marketable securities was attributed primarily to the repayment of the Filtran and TM Systems promissory notes that had balances of $1,098,418 and $1,475,652 respectively as at May 31, 2003.

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

Total assets decreased to $11,177,184 at May 31. 2004 from $13,446,690 at May 31, 2003. This was attributed to the repayment of the Filtran and TM Systems promissory notes from the Company’s cash and equivalents on hand.

Operating, Investing and Financing Activities

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

On June 1, 2004, the Company’s subsidiary Filtran Limited secured a line of credit of $734,000. At May 31, 2004 had borrowed $28,675 on such line of credit. The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s assets and building. The bank indebtedness bears interest at prime plus 1%

The Company is not committed to any significant capital expenditures at present.

The Company believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

The Company holds cash and cash equivalents in Canadian currency. Two of the company’s subsidiaries (TM Systems and API) hold cash and cash equivalents in US currency. The Company’s other group of subsidiaries (Filtran Group) holds cash and cash equivalents in US and Canadian currencies. Neither the Company nor any of its subsidiaries uses financial instruments for hedging.

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

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

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

The Company recognizes non-contract revenue when it is realized and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have shipped and risk of loss and ownership has transferred to the Client.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for fiscal 2004 of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API prospectively adopted the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any material impact on our consolidated financial position or results of operation on adoption.

Impact of New Accounting Pronouncements

Variable Interest Entities

We plan to adopt the CICA Accounting Guideline 15 (AcG-15) on the consolidation of variable interest entities which is effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interest. AcG-15 provides guidance for identifying variable interest entities and the criterion for determining consolidation. We have determined that adoption of this standard will not have any material effect in our results form operations or financial position.

Financial Instruments - Disclosure and Presentation

In November, 2003, CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation was amended to require certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments are expected to be effective for fiscal years beginning after November 1, 2004, and would be applied retroactively, thus requiring restatement.

We are currently evaluating the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair values; at other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented, and defines financial instruments to include accounts receivable and payable, investments in debt and equity securities and derivative contracts

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During the last three fiscal years ended May 31, 2005, May 31, 2004 and May 31, 2003, the Company did not spend material amounts of money on research and development activities, and did not have formal research and development policies.

D. TREND INFORMATION

	2005		2004		2003
Sales Revenue		$12,547,551		$11,278,187		$8,253,541
Net Loss		$604,394		$(342,394)		$(597,546)
Loss, basic and diluted, per share		$(0.24)		$(0.15)		$(0.34)
Total Assets		$12,646,328		$11,177,184		$13,446,690
Total long term financial liabilities		$120,031		$174,643		$2,931,687
Cash dividends declared	$	Nil	$	Nil	$	Nil

The Company realized an 11.3% increase in year over year sales in 2005 and an increase of 36.6% in year over year sales in 2004. The increase in 2005 was attributed primarily to the acquisition of Islip which had sales revenue in 2005 of $879,771 compared to $66,625 a year earlier. The increase in 2004 was due primarily to the February 2003 acquisition of TM II that added sales revenue of $3,143,113 in 2004 compared to partial year amount of $918,117 in 2003.

API Electronics believes that new orders should increase as a result of the $447B military budget approved for 2005 by the US Congress. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition it has also put in place its ISO 9000-2000 system and on June 1, 2005 received military certification from the Defence Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. These factors should enable API Electronics to realize higher quality standards, improved products, a lower cost structure and higher demand. API Electronics expects 2006 sales revenue to increase by 10-12% over the 2005 level as demand continues to be strong and the recent military certification MIL-PRF-19500M adds benefit.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture. Growth was realized through major efforts Filtran Group expects sales revenue to grow a further 5% in 2006.

Filtran Group is aggressively pursuing growth strategies with the recent hiring of additional sales persons in the US, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns. TM II expects sales revenue growth levels to remain relatively flat in 2006.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financing arrangements or transactions.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	$33,005	$33,005	$—	$—	—

Capital (Finance) Lease Obligations	87,026	45,514	39,484	2,028	—

Operating Lease Obligations	50,948	31,284	19,664	—	—

Purchase Obligations	—	—	—	—	—

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the Primary Financial Statements (represents future income tax liability)	586,400	85,400	501,000

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

Date of Birth: December 5, 1937

Current Outside Business Activities:

Chairman of the Board and Chief Executive Officer of CECO Environmental Corp.

President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.

Thomas W. Mills

On August 31, 2001 Thomas W. Mills became a director and the President and Chief Operating Officer of the Company. Thomas W. Mills is President and Chief Operating Officer of the Company’s wholly-owned subsidiary, API Electronics, Inc. He has worked within the electronics industry since 1967 and has specialized in semiconductors since 1969. His management career has spanned Production Control, Production/Manufacturing, Quality Control/Assurance, Program

/Project Operation, and Vice President of Operations. Mr. Mills, who has been with API Electronics, Inc. since 1981, holds an economics degree and has taken courses in Industrial Engineering.

Date of Birth: January 31, 1945

Current Outside Business Activities: None.

Jason DeZwirek

Jason DeZwirek is a director and the Secretary of the Company. From August 31, 2001 until the end of the 2001 calendar year, Jason DeZwirek was a director, Executive Vice President, and Secretary of the Company. From the end of 2001 until 2004, he was the Chairman and Chief Executive Officer of the Company. Jason DeZwirek has been Vice President and a Director of CECO Environmental Corp. since February 1994 and the Secretary of CECO since February 20, 1998. He also serves as Vice President of Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. Mr. DeZwirek’s principal occupation since October 1999 has been as Founder and President of Kaboose Inc., a company that operates an online Media Company servicing the children’s and family markets. Mr. DeZwirek has also been involved in private investment activities for the past five years.

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

Mr. Markowitz joined Filtran Group joined in October 2002 as Director of New Business Development. He became General Manager in July 2004.

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

The Company’s directors and executive officers as of the end of the most recent fiscal year and as of the date of this Annual Report are summarized in the following table:

Name	Position(s)

Phillip DeZwirek	Director, Chairman, Chief Executive Officer and Treasurer

Thomas W. Mills	Director, President and Chief Operating Officer

Jason DeZwirek	Director and Secretary

Claudio A. Mannarino	Chief Financial Officer and Vice President

Arnie Markowitz	General Manager of Filtran Group

B. COMPENSATION

Compensation Required to be Disclosed Under the Ontario Securities Act

The Ontario Securities Act requires that the Company disclose information about the compensation paid to, or earned by the Company’s Chief Executive Officer and each of the other four most highly compensated executive officers of the Company earning more than Canadian $150,000 in total salary and bonus for the fiscal year in question. The only executive officers of the Company for whom disclosure is required under the Ontario Securities Act for the fiscal year ended May 31, 2005 are: Phillip DeZwirek, the Chief Executive Officer, Chairman and Treasurer, Jason DeZwirek, a director and Secretary, Thomas W. Mills, President and Chief Operating Officer, Jerome Rabinowitz, Vice President-Sales at API, and Claudio Mannarino, Chief Financial Officer and Vice President.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the Company’s most-recently completed fiscal year:

		Annual Compensation			Long Term Compensation
Name and Position of Principal	Fiscal Year- ending May 31	Salary	Bonus	Other Annual Compensation	Securities Under Options/Granted	All Other Compensation

Jason DeZwirek (1) Secretary, Director	2005	Nil	Nil	$57,154	200,000	$4,987

Phillip DeZwirek (2) Chairman, Chief Executive Officer, Treasurer	2005	Nil	Nil	183,364	200,000	Nil

Thomas W. Mills(3)(4) President, Chief Operating Officer	2005	$111,800	Nil	Nil	Nil	14,340

Jerome Rabinowitz(5) Vice President – Sales and Marketing	2005	$130,000	Nil	Nil	Nil	$7,200

Claudio Mannarino(6) Chief Financial Officer, Vice President	2005	$65,802	Nil	Nil	Nil	$2,388

(1)	Jason DeZwirek was elected a Director and appointed Secretary and Executive Vice President on August 31, 2001. He continued as Secretary and additionally assumed the positions of Chairman and Chief Executive Officer at the end of the 2001 calendar year. In 2004 he became Vice-Chairman and resigned as Chief Executive Officer. Later that year he resigned as Vice Chairman. Amounts paid to Jason DeZwirek by the Company were paid to him as consulting fees. The Company paid consulting fees of $4,987 to Kaboose, Inc., a company controlled by Mr. DeZwirek.
(2)	Phillip DeZwirek was elected a Director and appointed Treasurer, Chief Financial Officer and Chairman on August 31, 2001. He continued as a Director and was elected to the positions of Vice-Chairman, Chief Financial Officer and Treasurer at the end of the 2001 calendar year. Mr. DeZwirek again became the Chairman and Chief Executive Officer in 2004. The Company paid Green Diamond Oil Corp., a corporation of which Mr. DeZwirek is an officer and director and shareholder, $183,364 to cover all overhead costs and expenses of the Corporation’s executive office in Toronto, Ontario, Canada, including, but not limited to, rent, utilities, telephone, and secretarial and administrative support. All costs and expenses were invoiced by Green Diamond Oil Corp.
(3)	Thomas Mills was elected a Director and appointed President on August 31, 2001.
(4)	Thomas Mills received the use of a company car, resulting in expenses of $14,340 to the Company.
(5)	Jerome Rabinowitz was appointed Vice President – Sales and Marketing of the Company on August 31, 2001. Mr. Rabinowitz’s employment with the Company ended in October 2005.
Jerome Rabinowitz received the use of a company car, resulting in expenses of $7,200 to the Company.
(6)	Claudio Mannarino became Chief Financial Officer of the Company in 2004. Claudio Mannarino received the use of a company car resulting in expenses of $2,388 to the Company.

Compensation Previously Disclosed Publicly

The Company disclosed compensation to certain of the Company’s officers and directors in an August 22, 2005 Notice of Special Meeting of Shareholders to be held September 22, 2005 (“2005 Annual Meeting”) and Management Information Circular relating to its election of directors, and the appointment of auditors (the “Circular”), which Circular was publicly disclosed in a Form 6-K filing with the United States Securities and Exchange Commission.

In the Circular, the Company disclosed that API, the Company’s wholly-owned subsidiary, paid Thomas W. Mills an annual salary of $111,800, and an annual car allowance of $14,340. API paid Jerome Rabinowitz an annual salary of $130,000 and an annual car allowance of $7,200. The Company paid $183,364 in rent, utilities, personnel, telecommunications, secretarial, administrative support and other expenses to a corporation of which Phillip DeZwirek is a director and officer. The Company paid Jason DeZwirek annual consulting compensation of $57,154 and also paid $4,987 in consulting fees to a corporation of which Jason DeZwirek is a director and officer. API paid Claudio Mannarino an annual salary of $65,802 and an annual car allowance of $2,388. API does not pay any further compensation to Mr. Mills, Phillip DeZwirek, Jason DeZwirek, Mr. Rabinowitz, Mr Mannarino, Mr. Markowitz or to any of its directors.

Cash Compensation of Directors During the Financial Year Ended May 31, 2005

No directors of the Company were compensated in cash by the Company or any of its subsidiaries during the financial year ended May 31, 2005, for their services in their capacity as directors.

Stock Option Plan

On August 1, 2003, the board of directors of the Company authorized a stock option plan (“2003 Option Plan”) for directors, officers, employees and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares (as adjusted to reflect the one (1) for ten (10) common share consolidation) for issuance on the exercise of such options. The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at any one point in time. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the Annual Meeting of Shareholders held on October 8, 2003.

Stock Options Granted to Directors and Officers

The Company granted stock options to its officers or directors after the close of its fiscal year ending May 31, 2005 as follows.

Optionee	Position	Date of Grant	Number of Options*	Exercise Price*	Expiration Date
Jason DeZwirek	Director		200,000	US$2.50	January 4, 2010
Phillip DeZwirek	Director		200,000	US$2.50	January 4, 2010

TOTAL			400,000

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan (the definition of “long-term incentive plan” contained in the Ontario Securities Act expressly excludes a stock option plan) during the financial year ended May 31, 2005.

Pension and Retirement Benefits

During the fiscal year ending May 31, 2005, the Company provided its employees and employees of its subsidiaries with a simplified retirement benefit plan whereby the Company matched employees’ contributions up to the lesser of three percent of each employees’ annual income or $6,000. The total cost to the Company for such contributions for the fiscal year ended May 31, 2005 was $22,859. Neither the Company nor its subsidiaries have set aside or accrued any funds for the purpose of providing pension, retirement, or similar benefits.

C. BOARD PRACTICES

The Company has three directors. The three directors named below continue to serve as of the date of this Annual Report. The current terms of each of the Company’s directors began on September 22, 2005, the date of the Company’s 2005 Annual Meeting of Shareholders, and will expire on the date of the Company’s 2006 Annual Meeting of Shareholders. Each of the directors named below has served as a Director of the Company since the date set forth beside his name:

Name	Beginning of Tenure	Expiration of Term

Phillip DeZwirek	August 31, 2001	2006 annual meeting*

Thomas W. Mills	August 31, 2001	2006 annual meeting*

Jason DeZwirek	August 31, 2001	2006 annual meeting*

*	such directors may be re-elected at such meeting

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

In the event the Company applies for and is accepted for quotation in the NASDAQ small cap market, then a majority of the members of the Company’s Board of Directors will have to be independent directors as defined by NASDAQ. The independent directors must have regularly scheduled meetings at which only independent directors are present. Compensation of the chief executive officer of the Company must be determined, or recommended to the Board of Directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors, and the chief executive officer cannot be present during voting or deliberations. Compensation of all other executive officers must be determined, or recommended to the Board of Directors either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. Director nominees must either be selected, or recommended for selection by the Board of Directors either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. The nominations process must be set forth in a formal written charter or a Board of Directors’ resolution. The Company’s audit committee will have to be comprised of at least three (3) members, all of whom are independent as defined by NASDAQ and under SEC Rule 10A-3(b)(1), and who have not participated in the preparation of the financial statements of the Company or any subsidiary of the Company during the past three years. Each member of the audit committee must be able to read and understand fundamental financial statements, including an issuer’s balance sheet, income statement and cash flow statement. One member of the audit committee must have employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. These rules became effective for small business filers such as the Company on July 31, 2005. Accordingly, these rules would require that the Company appoint three independent directors to serve on its audit committee. NASDAQ also requires that all listed issuers adopt a written audit committee charter that covers specified responsibilities and duties. The audit committee must review and reassess the adequacy of the written audit committee charter on an annual basis.

D. EMPLOYEES

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and at the locations set forth below:

Location	5/31/03	10/1/03	5/31/04	10/1/04	5/31/05	10/1/05
Toronto, Ontario, Canada	0	0	0	0	0	0
Hauppauge, New York	28	31	32	35	45	40
Ogdensburg, New York	18	18	15	18	17	20
Nepean, Ontario	138	132	129	126	122	126
Kanata, Ontario	0	0	0	0	0	0
Albertson, New York	3	3	0	0	0	0
Bridgeport, Connecticut	6	6	6	6	3	3

TOTAL	193	190	182	185	187	189

The Company, including its subsidiaries, employed the following numbers of employees as of the dates and in the categories of activities set forth below:

Activity	5/31/03	10/1/03	5/31/04	10/1/04	5/31/05	10/1/05
Corporate Offices	0	0	0	0	0	0
Website Management	0	0	0	0	0	0
API * Management	2	2	2	2	2	2
API Sales	2	2	2	2	2	2
API Design Engineering	1	1	2	2	2	2
API Testing / Environmental Engineering	1	1	2	2	2	2
API Process Engineering	1	1	1	1	1	1
API Quality Assurance	2	2	2	2	2	2
API Production Management	1	2	2	2	2	2
API Assembly	17	19	14	17	25	22
API Accounting / Human Resources	1	1	2	2	2	2
Filtran * Management	1	1	1	1	1	1
Filtran Sales	3	2	3	3	3	4
Filtran Design Engineering	8	8	9	10	8	7
Filtran Testing / Environmental Engineering	11	10	11	11	11	11
Filtran Quality Assurance	5	4	3	3	6	5
Filtran Production Management	9	8	6	5	3	2
Filtran Assembly	99	99	92	91	90	100
Filtran Accounting/ Human Resources	3	3	3	3	3	3
Filtran Purchasing, Stock, Shipping and Maintenance	17	15	17	17	14	13
Filtran Production	0	0	0	0	0	0
TM Systems Management***	1	1	1	1	1	1
TM Systems Sales	1	1	1	1	0	0
TM Systems Design Engineering	1	1	1	1	1	1
TM Systems Testing/ Environmental Engineering	1	1	1	1	1	1
TM Systems Product Management	1	1	1	1	1	1
TM Systems Assembly	3	3	3	3	3	1
TM Systems Accounting & Human Resources	1	1	1	1	1	1

TOTAL	193	190	182	185	187	189

*	API = API Electronics, Inc., a wholly-owned subsidiary of the Company.
**	Filtran = Filtran Inc., and Filtran Limited, wholly owned subsidiaries of the Company.
***	TM Systems = TM Systems II, Inc., a wholly-owned subsidiary of the Company.

E. SHARE OWNERSHIP

Share Ownership of Directors and Officers and Senior Management

As of October 31, 2005, an aggregate of 2,572,453 Common Shares of the Company were issued and outstanding. The table below sets forth the share ownership in the Company of the persons listed in subsection 6.B of this Item 6 above as of October 31, 2005, based on numbers reported to the Company by the persons set forth below. None of the persons set forth below have different voting rights.

Name	Number of Common Shares Held		Percentage of Issued and Outstanding Common Shares(d)
Phillip DeZwirek	511,174	(a)	19.87%
Thomas W. Mills	32,825	(b)	1.28%
Jason DeZwirek	453,678	(c)	17.64%
Jerome Rabinowitz	None		—
Claudio Mannarino	None		—
Arnie Markowitz	None		—

Notes:

(a)	Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology, Inc. (doing business as Green Diamond Oil Corp.) held 261,178 Common Shares of the Company as of October 31, 2005. All of such shares are attributed to Mr. DeZwirek, which represent approximately 10.15% of the outstanding Common Shares of the Company. Mr. Phillip DeZwirek controls Technapower Industries Corporation, a company that held 16,496 Common Shares of the Company, representing an additional 0.69% of the Company’s Common Shares, as of October 31, 2005. Mr. Phillip DeZwirek directly holds 233,500 shares of common stock of the Company, which represents approximately 9.07% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds 200,000 options to purchase common stock of the Company, which are not included in this chart.
(b)	Excludes options to purchase 10,000 shares of common stock of the Company held by Mr. Mills.
(c)	Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Can-Med Technology Inc. (doing business as Green Diamond Oil Corp.) held 261,178 Common Shares of the Company as of October 31, 2005. All of such shares are attributed to Mr. DeZwirek, which represents approximately 10.15% of the outstanding Common Shares of the Company. Mr. Jason DeZwirek directly holds 192,500 shares of common stock of the Company, which represents approximately 7.48% of the outstanding Common Shares of the Company. Mr. DeZwirek also holds 200,000 options to purchase common stock of the Company, which are not included in this chart.
(d)	Percentages are computed by dividing the number of Common Shares held (excluding options and warrants to purchase Common Shares), by the 2,572,453 Common Shares of the Company issued and outstanding as of October 31, 2005. Note that percentages held by the Company’s major shareholders, as disclosed in Item 7A below, which reflect shares beneficially owned (including options and warrants), may be higher.

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

Stock Options Held by Directors and Officers and Senior Management

The following table sets forth all outstanding stock options and the value of exercised and unexercised options held by directors and officers of the Company for whom individual disclosure is required under Ontario law or for whom the Company has elected to disclose publicly as of the date of this Annual Report. The Company issued 200,000 options to Phillip DeZwirek and 200,000 options to Jason DeZwirek during January 2005. During that same month 220,000 options held by each of Phillip DeZwirek and Jason

DeZwirek were cancelled. Thomas Mills’ options were issued during the fiscal year ended May 31, 2002 under the Company’s 1995 stock option plan and are deemed regranted under the 2003 Option Plan.

Common Share Purchase Options (1)

Optionee	Number of Shares	Exercise Price	Expiration Date	Value of Unexercised In-The-Money Options/SARs at May 31, 2004 (2)(3)
Phillip DeZwirek	200,000	$2.50	January 4, 2010	450,000
Thomas W. Mills	5,000	$4.50	August 31, 2006	1,2502,500
Thomas W. Mills	5,000	$7.50	August 31, 2006	-0-
Jason DeZwirek	200,000	$2.50	January 4, 2010	450,000
Jerome Rabinowitz	None	—	—	—
Claudio Mannarino	None	—	—	—
Arnie Markowitz	None	—	—	—

(1)	No purchase price was associated with any of the stock options set forth above. The number of shares and exercise prices associated with the stock options set forth above reflect post-consolidation and post one (1) for ten (10) common share consolidation numbers and prices—see Note 9(d) to the financial statements contained in Part III, Item 17 of this Annual Report.
(2)	The closing price of the Company’s shares of Common Stock on May 31, 2005, that last trading day of the Company’s 2005 fiscal year, was $4.75
(3)	In January 2005, Jason DeZwirek and Phillip DeZwirek each exercised 220,000 stock options

Warrants Held by Directors and Officers and Senior Management

None.

There are no arrangements between the Company and its employees involving the issue or grant of options or shares or securities of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table discloses all known major shareholders beneficially owning 5% or more of the Company’s issued and outstanding shares of Common Stock as of October 31, 2005 (plus Thomas Mills, who owns under 5%). As of October 31, 2004 (and as of the date of this Annual Report), an aggregate of 2,572,453 Common Shares of the Company were issued and outstanding. None of the major shareholders have different voting rights.

Name	Number of Common Shares Beneficially Owned		Percentage of Issued and Outstanding Common Shares (a)
Can-Med Technology, Inc., doing business as Green Diamond Oil Corp.	261,178	(a)	10.15%
Phillip DeZwirek	711,174	(b)	27.65%
Jason DeZwirek	653,678	(c)	25.41%
Thomas W. Mills	42,825	(d)	1.66%

Notes:

(a)	Computed by dividing the number of shares beneficially held by each shareholder, including Common Shares underlying options exercisable within 60 days, by the total number of issued and outstanding Common Shares of the Company plus such shareholder’s Common Shares underlying options exercisable within 60 days.
(b)	Includes 261,178 Common Shares held of record by Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. (“Green Diamond Corp.”). Mr. Phillip DeZwirek is the President of Green Diamond Corp., and holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Also includes 16,496 Common Shares held of record by Technapower Industries Corporation, a corporation controlled by Mr. Phillip DeZwirek. Mr. Phillip DeZwirek directly holds 233,500 shares of common stock of the Company. Also includes 200,000 Common Shares underlying options exercisable within 60 days held of record by Phillip DeZwirek.
(c)	Includes 261,178 Common Shares held of record by Green Diamond Corp. Mr. Phillip DeZwirek, Mr. Jason DeZwirek’s father, is the President of Green Diamond Corp., and Mr. Jason DeZwirek holds a 50% equity interest in Icarus Investments Corp., which in turn holds a 50.01% equity interest in Green Diamond Corp. Mr. Jason DeZwirek directly holds 192,500 shares of common stock of the Company. Also includes 200,000 Common Shares underlying options exercisable within 60 days held of record by Jason DeZwirek.
(d)	Includes 32,825 Common Shares and 10,000 Common Shares underlying options exercisable within 60 days held of record by Thomas Mills.

Each of the major shareholders listed above obtained his or its Common Shares effective August 31, 2001. There have been no other significant changes in the percentage ownership held by any of the above major shareholders prior to August 31, 2001, or after such date.

The following table discloses the geographic distribution of the holders of record of the Company’s Common Stock as of October 31, 2005:

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	1,042	2,027,732	80.34	78.82
United States (host country)	247	543,249	19.04	21.12
Australia`	5	129	0.38	0.01
Denmark	1	1	0.08	0.00
Botswana	1	1,334	0.08	0.05
England	1	8	0.08	0.00

Total	1,297	2,572,453	100.00	100.00

The Company may be indirectly controlled by Green Diamond Corp., which, as of October 31, 2005, held 261,178 shares of Common Stock of the Company, representing approximately 10.15% of the Company’s issued and outstanding shares of Common Stock as of October 31, 2005. The Company may be indirectly controlled by Phillip DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and Technapower Industries Corporation and his direct ownership of shares, held approximately 19.87% of the Company’s issued and outstanding shares of Common Stock (excluding options) as of October 31, 2005. The Company may be indirectly controlled by Jason DeZwirek, who indirectly, through his ownership of a portion of Green Diamond Corp. and his direct ownership of shares, held approximately 17.649% of the Company’s issued and outstanding shares of Common Stock (excluding options) as of October 31, 2005. The Company is not aware of any other corporations, foreign governments, natural persons, or legal persons that may directly or indirectly own or control the Company. All of the shares of common stock held by Green Diamond Corp. are attributed to both Phillip DeZwirek and Jason DeZwirek.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS SINCE JUNE 1, 2004

The Company is a party to an oral agreement with Green Diamond Corp., a major shareholder of the Company that is controlled by Jason DeZwirek, the Vice-Chairman, Secretary and a director of the Company, and Phillip DeZwirek, the Chairman, Chief Executive Officer, Treasurer and a director of the Company. The agreement provides that Green Diamond Corp. will provide executive office space, office equipment and supplies, telecommunications, personnel and management services to the Company for an annual fee of $170,000 (plus certain expenses). During the year ended May 31, 2005, the Company paid Green Diamond Corp. $183,364 for such services.

The Company acquired API as of August 31, 2001. In connection with that transaction, the Company issued to the stockholders of API, in exchange for all of the outstanding stock of API, 650,000 units of the Company, each unit consisting of one common share and 1/2 of one Series A common share purchase warrant exercisable at $4.50 per share, originally expiring March 30, 2003 and 1/2 of one Series B common share purchase warrant exercisable at $7.50 per share, originally expiring September 30, 2003. The expiration dates of these warrants were extended to February 28, 2004 and August 30, 2004, respectively, effective February 25, 2003 and to February 28, 2005 and August 30, 2005, respectively, effective January 9, 2004. The warrants expired and are no longer outstanding. As a result of the share exchange, the Company issued to (i) Green Diamond Corp., which is 50.01% owned by Icarus Investments Corp., which is owned 50% by Phillip DeZwirek and 50% by Jason DeZwirek, 261,178 shares of common stock, 140,214 Series A warrants and 140,214 Series B warrants, (ii) Technapower Industries, a company controlled by Phillip DeZwirek, 16,496 shares of common stock, 8,248 Series A warrants and 8,248 Series B warrants, and (iii) Thomas Mills, 32,825 shares of common stock, 16,496 Series A warrants and 16,496 Series B warrants. The unit number, share and warrant numbers, and the warrant exercise prices have been adjusted to reflect the one (1) for ten (10) common share consolidation, effective September 15, 2004. All of these warrants have expired.

The Company acquired 39,630 shares of CECO Environmental Corp. (“CECO”) for $139,747 in February and March 2005. The market value of such shares was $88,771 on May 31, 2005. The Company acquired an additional 1,200 shares of CECO in August 2005 and 8,000 shares of CECO in September 2005. In October 2005, the Company sold 33,330 shares of CECO. As of October 31, 2005, the Company held 15,500 shares of CECO with a market value of $71,300. CECO is a publicly traded company whose shares are quoted on NASDAQ. Phillip DeZwirek, the Chairman and Chief Executive Officer, director and major shareholder of the Company is the Chairman and Chief Executive Officer, a director and a major shareholder of CECO. Jason DeZwirek, the Secretary, a directory and a major shareholder of the Company is the Secretary, a director and a major shareholder of CECO.

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

Export Sales

Export sales did not constitute a significant portion of the Company’s total sales volume as of May 31, 2005, the end of the Company’s most recent fiscal year.

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

Significant Changes

No significant changes have occurred since May 31, 2005, the date of the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

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

Canadian $
	Period	High	Low
	Past 6 Calendar Months(a)	Not Applicable
	Quarterly Data Since Q1 2003	Not Applicable

2005:	FYE 5/31/05(a)	N/A	N/A
2004:	FYE 5/31/04(a)	N/A	N/A
2003:	FYE 5/31/03(a)	N/A	N/A
2002:	FYE 5/31/02(b)	$15.00	$2.70
2001:	FYE 4/30/01(c,d)	22.80	7.50

(a)	The Company’s trading was halted on the CDNX as of August 8, 2001. The Company’s Board of Directors determined not to seek to re-establish trading of its common shares on the CDNX and delisted voluntarily from the CDNX.
(b)	The Company’s common shares ceased trading in Canada as of August 8, 2001. Accordingly, the information is for the period beginning May 1, 2001 and ending August 8, 2001.
(c)	Beginning December 22, 2000, the date on which trading commenced on the CDNX.
(d)	The Company’s common shares were not traded in Canada from March 3, 2000 until December 22, 2000.

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

	Period	High	Low
	Past 6 Calendar Months

2005:	October	5.30	3.85
	September	5.18	4.50
	August	5.55	5.03
	July	6.24	5.60
	June	6.40	5.25
	May	5.00	4.00

Fiscal 2006	Second Quarter (until 10/31/05)	5.30	3.85
	First Quarter (8/31/05)	6.40	5.03

Fiscal 2005	Fourth Quarter (5/31/05)	5.20	3.75
	Third Quarter (2/28/05)	5.25	2.33
	Second Quarter (until 11/30/04)	4.00	2.30
	First Quarter (8/31/04)	5.50	3.50

Fiscal 2004:	Fourth Quarter (5/31/04)	7.50	5.00
	Third Quarter (2/28/04)	7.00	5.40
	Second Quarter (11/30/03)	9.90	6.30
	First Quarter (8/31/03)	12.00	7.90

2005:	FYE 5/31/05	5.50	2.30

2004:	FYE 5/31/04	12.00	5.00

2003:	FYE 5/31/03	39.80	4.70

2002:	FYE 5/31/02	34.80	2.50

2001:	FYE 4/30/01	101.25	3.75

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

As of October 31, 2005, the stockholders’ list for the Company’s common shares showed 1,297 registered stockholders and 2,572,453 common shares outstanding. Since a portion of the Company’s common shares is held by agents in street name, and the Company (pursuant to applicable Canadian and corporate law) only sends information concerning the Company, including with respect to its Annual General Meeting, to shareholders who request this information, the Company cannot accurately estimate the total number of beneficial holders of its common shares. For the same reason the Company is unaware of how many of its outstanding common shares are held beneficially by United States residents. In accordance with Rule 12g5-1 of the Securities Exchange Act of 1934, the Company’s share register indicated, as of October 31, 2005, 247 stockholders of record having addresses in the United States (including voting trustees, depositories, share transfer agents, or any person acting on behalf of the Company within the United States), which persons held 543,249 of the Company’s issued and outstanding common shares, representing approximately 21.12% of the total issued and outstanding common shares as of such date.

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

C. MATERIAL CONTRACTS

The following table summarizes each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the Company’s group is a party, for the two years immediately preceding the publication of this Annual Report:

Date	Parties	Type	Terms and Conditions	Consideration
March 23, 2004	The Company and Islip Transformer & Metal Co. Inc.	Asset Purchase Agreement	Agreement whereby the Company acquired machinery and equipment and inventory of Islip Transformer & Metal Co. Inc.	$50,000 in cash plus 10% of the amount of confirmed orders

January 1, 2005	The Company and Can-Med Technology (d/b/a Green Diamond Corp.)	Oral Agreement for management services	Renewal of oral Agreement whereby Green-Diamond Corp. provides office space, office equipment and supplies, telecommunications, personnel and management services.	$183,364 for fiscal year ended May 31, 2005

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

We maintain “disclosure controls and procedures,” as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2005. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that as of May 31, 2005 our disclosure controls and procedures were effective at the reasonable assurance level in ensuring that material information relating to us, is made known to the Chief Executive Officer and Chief Financial Officer by others within our company during the period in which this report was being prepared. There have been no changes in the Company’s internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee financial expert. The Company’s audit committee members are Phillip DeZwirek and Jason DeZwirek, both of whom are executive officers and directors of the Company. The Company is not required to have an audit committee.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics applicable to its senior executive officers and all other employees. A copy of the Company’s code of ethics is filed as an exhibit to the Annual Report on Form 20-F and the Company will provide a copy thereof to any person upon request to the Company’s Chairman and its Chief Executive Officer.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees

The aggregate fees to be billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company, for the audits of the Company’s annual financial statements and services normally provided by such accountants in connection with the Company’s statutory and regulatory filings for the Company’s fiscal year ended May 31, 2005, will be Cdn $123,000 and for the Company’s fiscal year ended May 31, 2004 was Cdn $137,000.

(b) Audit-Related Fees

There were no additional fees billed for assurance and related services by BDO Dunwoody LLP, the principal accountant for the Company that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above, for the Company’s fiscal year ended May 31, 2005 or the Company’s fiscal year ended May 31, 2004.

(c) Tax Fees

The aggregate fees billed for professional services rendered by BDO Dunwoody LLP, the principal accountant for the Company, for tax compliance, tax advice and tax planning for the Company’s fiscal year ended May 31, 2005, were Cdn $2,500, and for the Company’s fiscal year ended May 31, 2004, were Cdn $2500. Additional fees billed by BDO Dunwoody LLP for the Company’s fiscal year ended May 31, 2005 for services rendered were Cdn $Nil. Additional fees billed by BDO Dunwoody LLP for the Company’s fiscal year ended May 31, 2004 for services rendered were Cdn $2500. Such services included a memorandum on tax consequences of moving to a foreign jurisdiction.

(d) All Other Fees

BDO Dunwoody LLP, the principal accountant for the Company, did not bill any amounts for products and services other than the fees reported above in this Item 16C above, for the Company’s fiscal years ended May 31, 2005 and May 31, 2004.

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

(f) Auditors Use of Non-Permanent Employees

None of the hours expended by BDO Dunwoody LLP on its engagement to audit the Company’s financial statements for the fiscal year ended May 31, 2005 were performed by persons other than fulltime permanent employees of BDO Dunwoody LLP.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable. The securities of the Company are not listed on a national securities exchange or quoted on an automated inter-dealer quotation system operated by a national securities association.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price per Share (or Units)	(c) Total Number of Shares (Common) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 1, 2005 through February 28, 2005[1]	37,585 Common Shares	$5.05	37,585 Common Shares	102,150 Common Shares

March 1, 2005 through March 31, 2005[1]	102,150 Common Shares	$5.22	139,735 Common Shares	- 0 -

June 1, 2005 through June 30, 2005[2]	112,675 Common Shares	$6.32	112,675 Common Shares	- 0 -

August 1, 2005 through August 31, 2005[3]	25,000 Common Shares	$5.26	25,000 Common Shares	231,950 Common Shares

September 1, 2005 through September 30, 2005[3]	38,398 Common Shares	$5.08	63,398 Common Shares	173,552 Common Shares

October 1, 2005 through October 31, 2005[3]	75,552 Common Shares	$5.09	138,950 Common Shares	118,000 Common Shares
Total

[1]	On February 17, 2005, the Company’s Board of Directors authorized the Company to purchase in open market transactions up to 5% of its issued and outstanding common shares. The Company purchased 139,735 common shares under this plan.
[2]	On June 3, 2005, the Company’s Board of Directors authorized the Company to purchase in open market transactions up to 5% of its issued and outstanding common shares. The Company purchased 112,675 common shares under this plan.
[3]	On August 22, 2005, the Company’s Board of Directors authorized the Company to purchase in open market transactions from holders of API shares resident in the United States and other foreign jurisdictions up to 10% of its issued and outstanding common shares. The Company has purchased 138,950 common shares through October 31, 2005 and could purchase approximately 118,000 more common shares under this plan.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements, which follow were prepared in accordance with Cdn GAAP and are expressed in US dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 17 to the financial statements. The financial statements include the following:

(i)	Auditors’ Report of BDO Dunwoody LLP on the consolidated financial statements for the years ended May 31, 2005, May 31, 2004 and May 31, 2003.

(ii)	Consolidated Balance Sheet at May 31, 2005, 2004 and 2003.

(iii)	Consolidated Statements of Operations and Deficit for the years ended May 31, 2005, 2004 and 2003.

(iv)	Statements of Cash Flows for the years ended May 31, 2005, 2004, and 2003.

(v)	Summary of Significant Accounting Policies.

(vi)	Notes to Consolidated Financial Statements.

API Electronics Group Corp.

Consolidated Financial Statements

For the years ended May 31, 2005, 2004, and 2003

(Expressed in US Dollars)

Auditors’ Report

To the Shareholders of

API Electronics Group Corp.

We have audited the consolidated balance sheets of API Electronics Group Corp. as at May 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards applicable in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

July 28, 2005

Comments by Auditors for U.S. Readers

on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving amortization of customer contracts described in note 11, have a material effect on the consolidated financial statements. Our report to the shareholders dated July 28, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

July 28, 2005

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	May 31 2005	May 31 2004
Assets

Current
Cash and cash equivalents	$1,513,130	$634,058
Marketable securities (Note 2)	329,855	2,144
Accounts receivable	1,427,395	1,028,508
Inventories (Note 3)	3,258,856	3,262,983
Future tax asset (Note 8)	76,000	—
Prepaid expenses	97,360	93,516

	6,702,596	5,021,209
Capital assets (Note 4)	3,080,395	3,000,125
Future tax asset (Note 8)	295,500	293,000
Goodwill	997,611	919,529
Intangible assets (Note 5)	1,570,226	1,943,321

	$12,646,328	$11,177,184

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$342,090	$128,675
Accounts payable	1,450,502	1,517,304
Deferred revenue	643,028	124,723
Future income tax liability (Note 8)	85,400	108,000
Current portion of long-term debt (Note 7)	78,519	68,654

	2,599,539	1,947,356
Future income tax liability (Note 8)	501,000	502,000
Long term debt (Note 7)	41,512	105,989

	3,142,051	2,555,345

Shareholders’ equity
Share capital (Note 9(b))	12,498,696	10,220,297
Contributed surplus (Note 9(f))	861,768	25,000
Cumulative foreign exchange translation adjustment	503,329	254,708
Deficit	(4,359,516)	(1,878,166)

	9,504,277	8,621,839

	$12,646,328	$11,177,184

On behalf of the Board:

/s/ Jason DeZwirek

/s/ Phillip DeZwirek

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Years Ended May 31
	2005	2004	2003
Sales	$12,547,551	$11,278,187	$8,253,541

Cost of sales	9,142,153	8,669,207	6,325,540

Gross profit	3,405,398	2,608,980	1,928,001

Expenses
Business development	43,131	71,088	355,042

Selling expenses	1,124,522	843,308	666,138
Stock-based compensation	920,500	10,000	—
General and administrative (including stock based compensation Of $920,500 (2004 – $10,000, 2003-$Nil)	2,892,634	2,116,206	1,527,307

	4,060,287	3,030,602	2,548,487

Operating Income (Loss)	(654,889)	(421,622)	(620,486)

Other (Income) Expenses
Other income (includes loss(gain) on foreign currency	25,616	(117,956)	(89,316)
exchange of $46,304; 2004-$5,323; 2003–65,580) Interest expense	28,049	85,063	107,789

	53,665	(32,893)	18,473

Loss before income taxes	(708,554)	(388,729)	(638,959)

Income taxes (Note 8)	(104,160)	(46,335)	(41,413)

Net loss for the year	(604,394)	(342,394)	(597,546)

Deficit, beginning of year, (Note 11)	(1,878,166)	(1,535,772)	(938,226)

Fair value of stock options granted and warrants Modified – Cumulative adjustment at June 1, 2004 (Note 9(e))	(1,876,956)	—	—

Deficit, end of year	$(4,359,516)	$(1,878,166)	$(1,535,772)

Loss per share–basic and diluted (Note 13)	$(0.24)	$(0.15)	$(0.34)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Years Ended May 31
	2005	2004	2003

Cash provided by (used in)

Operating activities
Net loss for the year	$(604,394)	$(342,394)	$(597,546)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	764,933	803,807	785,979
Future income taxes	(138,613)	(39,000)	(70,640)
Stock options expensed	920,500	10,000	—
Gain on settlement of debt	—	(39,000)	—
Loss(Gain) on sale of marketable securities	391	(45,795)	—
Write-down of marketable securities	50,976	—	—
Loss on sale of land and building	—	8,688	—
Net change in non-cash working capital balances (Note 10)	120,151	294,600	(77,662)

	1,113,944	650,906	40,131

Investing activities
Business and asset acquisitions, net of cash acquired	—	(50,000)	(1,521,958)
Purchase of capital assets	(333,960)	(222,967)	(725,789)
Proceeds on sale of land and building	—	104,439	—
Proceeds on sale of marketable securities	79,240	474,819	—
Purchase of marketable securities	(458,318)	—	(428,739)

	(713,038)	306,291	(2,676,486)

Financing activities
Issue of share capital	1,056,000	705,000	4,102,500
Repurchase of common shares	(723,289)	—	—
Bank indebtedness advances (repayments)	199,758	128,616	(284,488)
Long-term debt advances (repayments)	(54,612)	(2,718,044)	(1,046,394)

	477,857	(1,884,428)	2,771,618

Foreign exchange gain on cash held in foreign currency	309	90	17,299

Net increase (decrease) in cash	879,072	(927,141)	152,562

Cash, beginning of year	634,058	1,561,199	1,408,637

Cash, end of year	$1,513,130	$634,058	$1,561,199

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

Nature of Business	API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company.

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

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following periods:

	Buildings	20 years
	Computer equipment	3 years
	Computer software	3 years
	Furniture and fixtures	5 years
	Machinery and equipment	Ranging from 5 to 10 years
	Vehicles	3 years
	Website development	3 years

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of May 31, 2005.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Stock-Based Compensation Plans	Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees and non-employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. The Company has a stock-based compensation plan, which is described in Note 9(d).

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, accounts payable and bank indebtedness are balances denominated in Cdn dollars in the amounts of $97,086 (2004 - $428,055), $302,921 (2004 - $2,921), $800,316 (2004 - $809,235), $825,646 (2004 - $973,229) and $220,000 (2004 - $39,078) respectively.

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

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

1. Asset Purchase Agreement

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

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2. Marketable Securities

	Market Value	May 31 2005	May 31 2004
Shares in Canadian venture issuers	$11,678	$2,325	$2,144
Units in Canadian publicly traded income trust	235,905	238,759	—
Shares in U.S. publicly-traded issuer	88,771	88,771	—

	$336,354	$329,855	$2,144

3. Inventories

	May 31 2005	May 31 2004
Raw Materials	$931,984	$779,685
Work in Process	1,224,922	1,334,236
Finished Goods	1,101,950	1,149,062

	$3,258,856	$3,262,983

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

May 31, 2005, 2004 and 2003

4. Capital Assets

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery and equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

	May 31, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$410,905	$—	$410,905
Buildings	2,223,445	356,124	1,867,321
Computer equipment	100,905	76,191	24,714
Computer software	133,493	77,049	56,444
Furniture and fixtures	76,655	41,235	35,420
Machinery and equipment	1,873,128	1,282,049	591,079
Vehicles	24,342	15,237	9,105
Web site development costs	30,826	25,689	5,137

	$4,873,699	$1,873,574	$3,000,125

Included in machinery and equipment is $168,449 (May 31, 2004 - $168,449) of property held under capital leases.

Depreciation and amortization expense related to capital assets amounted to $382,751 (2004 - $424,790; 2003 - $533,821). Of this amount $183,832 (2004 - $192,546; 2003 - $164,543) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

5. Intangible Assets

	May 31 2005	May 31 2004
Non-compete agreements	$867,799	$858,712
Less: Accumulated amortization	(439,877)	(268,134)
Customer contracts	1,715,784	1,715,784
Less: Accumulated amortization	(573,480)	(363,041)

	$1,570,226	$1,943,321

6. Bank Indebtedness

	May 31, 2005	May 31, 2004
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.	$167,000	$100,000

The Company’s wholly owned subsidiary, Filtran Limited has a working capital line of credit in the amount of $796,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also allows Filtran to lease an asset at prime plus 1% up to $33,000. The lender has a general security agreement and a 1st Collateral Mortgage on Filtran’s assets and building.	175,090	28,675

	$342,090	$128,675

7. Long-term Debt

	May 31 2005	May 31 2004
Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,133 at an interest rate of 8.75%	$33,005	$66,124

Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	87,026	108,519

	120,031	174,643
Less: Current portion	78,519	68,654

	$41,512	$105,989

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

7. Long-term Debt (continued)

As at May 31, 2005 the fair market value of the long-term debt was approximately $115,000. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The debt is repayable over the next four fiscal years is as follows:

2006	$78,519
2007	36,900
2008	2,584
2009	2,028

The interest expense on long-term debt is as follows:

	Year ended May 31, 2005	Year ended May 31, 2004	Year ended May 31, 2003
Interest expense on long-term debt	$19,332	$76,999	$99,455
Interest expense on capital lease obligations	8,717	8,064	8,334

	$28,049	$85,063	$107,789

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

8. Income Taxes

The significant components of future income taxes consist of the following:

	May 31 2005	May 31 2004
Future income tax assets
Loss carry forwards	$479,000	$564,000
Other	20,000	18,000
Unrealized foreign exchange loss	260,000	141,000
Marketable securities	106,000	89,000
Intangible assets	279,000	294,000
Capital assets	48,000	38,000

	1,192,000	1,144,000

Future income tax liabilities
Capital assets	(468,000)	(457,000)
Non-compete agreement	(33,000)	(45,000)
Inventory	(85,400)	(108,000)

	(586,400)	(610,000)

Valuation allowance	(820,500)	(851,000)

	$(214,900)	$(317,000)

Short term – asset	$76,000	$—
- liability	(85,400)	(108,000)
Long term – assets	295,500	293,000
- liability	(501,000)	(502,000)

	$(214,900)	$(317,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.2% (2004 – 35.63%; 2003 – 37.79% ) for federal and provincial taxes is as follows:

	May 31 2005	May 31 2004	May 31 2003
Loss before income taxes	$(708,554)	$(388,729)	$(597,546)

Recovery of income tax at statutory rates	$(242,325)	$(138,504)	$(225,813)
Change in taxes resulting from:
Stock based compensation	332,485	3,600	—
Foreign currency differences	(79,571)	6,744	—
Foreign tax differences	(38,470)	—	—
Permanent differences and other	(45,779)	88,825	(51,600)
Change in valuation allowance	(30,500)	(7,000)	236,000

Income taxes	$(104,160)	$(46,335)	$(41,413)

Current tax	$34,453	$—	$—
Future tax	(138,613)	(46,335)	(41,413)

	$(104,160)	$(46,335)	$(41,413)

The Company and its subsidiaries have non-capital losses of approximately $1,354,000 to apply against future taxable income. These losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

9. Share Capital

a) Authorized

Unlimited special shares

Unlimited common shares

(b) Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2003	2,259,131	$9,515,297

Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$10,220,297

Shares issued upon exercise of stock options	440,000	2,798,200
Shares repurchased	(139,735)	(519,801)

Balance at May 31, 2005	2,684,396	$12,498,696

(c) Warrants

Common shares purchase warrants (“Warrants”)

As at May 31, 2005 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
164,958	1 for 1	7.50	August 30, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2003	719,916

Exercised - Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916

Expired – June 2004	(50,000)
Expired – February 2005	(379,958)

Warrants outstanding, May 31, 2005	164,958

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

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

As at May 31, 2005 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	400,000	$2.50	January 4, 2010

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2003	10,000	6.00

Issued – January, 2004	440,000	6.00
Issued – April, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)
Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)
Expired – December, 2004	(50,000)	(12.00)

Cancelled – January, 2005	(440,000)	(3.50)
Reissued – January, 2005	440,000	2.40
Exercised – January, 2005	(440,000)	(2.40)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – May 31, 2005	410,000	$2.59

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

9. Share Capital (continued)

(e) Stock-based Compensation

(i) Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

(ii)The employee stock-based compensation expense recognized in the income statement for the year ended May 31, 2005 is summarized below:

	May 31, 2005	May 31, 2004
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $8.00 expiring August 15, 2004	$15,000	$10,000

50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $12.00 expiring December 31, 2004	100	—

440,000 stock options previously granted to employees were modified from an exercise price of $6.00 to $3.50 and from an expiry date of January 9, 2009 to July 26, 2008 on July 26, 2004	130,000	—

440,000 stock options previously granted to employees were modified from an exercise price of $3.50 to $2.40 on January 3, 2005	85,400	—

400,000 stock options were granted to employees on January 4, 2005 at an exercise price of $2.50 expiring on January 4, 2010	690,000	—

	$920,500	$10,000

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

9. Share Capital (continued)

(e) Stock-based Compensation (continued)

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	2005	2004
Risk free interest rate (%)	2	2 to 3.97
Expected volatility (%)	60 to 104	68
Expected life (in years)	3.583 to 5	0.37 to 4.667
Expected dividend yield (%)	0	0

The following is the Company’s pro forma information with the fair value method applied to the granting of stock options and the modification of warrants applicable to fiscal 2004 and fiscal 2003:

	May 31, 2004	May 31, 2003
Loss attributed to common shareholders – as reported	$(342,394)	$(597,546)
Stock-based compensation expense	(1,526,800)	—
Compensation expense on modified warrants	(160,454)	(189,702)

Loss attributed to common shareholders – pro forma	$(2,029,648)	$(787,248)
Loss per share – as reported	$(0.15)	$(0.34)

Loss per share – pro forma	$(0.86)	$(0.44)

Weighted average number of shares outstanding	2,339,027	1,778,090

(f) Contributed Surplus

Contributed Surplus consists of the following:

	May 31, 2005	May 31, 2004	May 31, 2003
Consultant stock options granted April 1, 2004 expiring August 15, 2004 and December 31, 2004	$25,100	$25,000	$—
June 1, 2004 restatement – fair value of stock options granted and warrants modified (Note 9(e))	1,876,956	—	—
Employee stock options modified on July 26, 2004 and January 3, 2005	215,400	—	—
Employee stock options granted on January 4, 2005	690,000	—	—
Stock options exercised	(1,742,200)	—	—
Common share buyback	(203,488)	—	—

	$861,768	$25,000	$—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

9. Share Capital (continued)

(g) Common Share Buyback

On February 17, 2005, the Board of Directors authorized the Company to purchase in open-market transactions up to 5% of the issued and outstanding common shares. During the year ended May 31, 2005 the Company acquired 139,735 (2004 - $Nil) common shares at a total cost of $723,289 (2004 - $Nil).

10. Cash Flow Information

(a) Changes in non-cash working capital are as follows:

	Year Ended May 31,
	2005	2004	2003
Accounts receivable	$(349,342)	$592,197	$(507,471)
Inventories	75,866	(319,082)	(229,959)
Unbilled revenue	—	324,078	(324,078)
Prepaid expenses	(11,908)	(16,428)	(15,906)
Accounts payable	(108,887)	250,518	338,346
Deferred revenue	514,422	(536,683)	661,406

	$120,151	$294,600	$(77,662)

(b) Supplemental Cash Flow Information

	Year Ended May 31,
	2005	2004	2003
Cash paid for interest	$28,049	$85,063	$107,789

(c) Non-cash transaction

	Year Ended May 31,
	2005	2004	2003
Note received on business acquisition	$—	$—	$1,475,662
Options granted to employees	905,400	—	—
Options granted to consultants	15,100	25,000	—

	$920,500	$25,000	$1,475,662

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

11. Change in Accounting Policy

During fiscal 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization in 2004 of $135,881. The change was accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change was to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

12. Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $57,154 (2004 - $53,623; 2003 - $47,196) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $183,364 (2004 - $178,228; 2003 - $Nil) paid to a corporation in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $12,106 (May 31, 2004 - $11,437).

(c) Included in marketable securities are 39,630 common shares (May 31, 2004 – Nil) acquired for $139,747 of CECO Environmental Corp. at a carrying value of $88,771 (May 31, 2004 - $Nil) acquired on the open market. CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13. Per Share Data

The weighted average number of shares issued and outstanding for the period ended May 31, 2005 was 2,535,221 (2004 – 2,339,027; 2003 – 1,778,090).

The effect of the exercise of outstanding options and warrants would be anti-dilutive.

14. Economic Dependence

The U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

15. Commitments and Contingencies

(a) Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2005.

2006	$31,284
2007	14,030
2008	5,634

Included in selling expenses are rental charges on these leases of $27,600 (2004 - $35,434, 2003 - $26,828).

(b) 401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended May 31, 2005, the Company incurred $22,859 (2004 - $8,652, 2003 -$9,714) as its obligation under the terms of the plan, charged to general and administrative expense.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

16. Segmented Information

(a) The Company’s operations are conducted in two reportable segments which are distinguished by geographic location in Canada and United States. Both segments design and manufacture electronic components. Inter-segment sales are recorded at market value

Year Ended May 31, 2005	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$4,722,205	$7,825,346	$—	$—	$12,547,551
Inter-Segment Sales	—	649,821	—	(649,821)	—

Total	4,722,205	8,475,167	—	(649,821)	12,547,551

Gross Income	398,759	1,206,551	—	—	1,605,310
Corporate Head Office Expenses	—	—	574,766	—	574,766
Stock-based Compensation	—	—	920,500	—	920,500
Amortization	108,392	485,448	171,093	—	764,933
Interest on Long term Debt	11,256	16,793	—	—	28,049
Other Expense (Income)	68,712	—	(43,096)	—	25,616
Income Tax Expense (Recovery)	(1,837)	26,774	(129,097)	—	(104,160)

Net income (loss)	212,236	677,536	(1,494,166)	—	(604,394)

Segment Assets	2,254,285	6,572,759	3,819,284	—	12,646,328

Goodwill included in assets	997,611	—	—	—	997,611
Capital Expenditures	41,871	270,875	21,214	—	333,960

Year Ended May 31, 2004	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$5,013,986	$6,264,201	$—	$—	$11,278,187
Inter-Segment Sales	22,639	776,243	—	(798,882)	—

Total	5,036,625	7,040,444	—	(798,882)	11,278,187

Gross Income	400,625	564,925	—	—	965,550
Corporate Head Office Expenses	—	—	573,365	—	573,365
Stock-based Compensation	—	—	10,000	—	10,000
Amortization	111,610	520,781	171,416	—	803,807
Interest on Long term Debt	2,188	44,468	38,407	—	85,063
Other Expense (Income)	29,774	(45,232)	(102,498)	—	(117,956)
Income Tax Expense (Recovery)	(18,190)	18,569	(46,714)	—	(46,335)

Net income (loss)	275,243	26,339	(643,976)	—	(342,394)

Segment Assets	2,052,518	6,480,097	2,644,569	—	11,177,184

Goodwill included in assets	918,529	1,000	—	—	919,529
Capital Expenditures	55,517	159,250	8,200	—	222,967

Year Ended May 31, 2003	Canada	United States	Corporate (Canada)	Inter Segment Eliminations	Total
Sales to External Customers	$3,555,044	$4,698,497	$—	$—	$8,253,541
Inter-Segment Sales	—	54,470	—	(54,470)	—

Total	3,555,044	4,752,967	—	(54,470)	8,253,541

Gross Income	418,579	421,650	—	—	840,229
Corporate Head Office Expenses	—	—	674,736	—	674,736
Amortization	61,475	571,314	153,190	—	785,979
Interest on Long term Debt	5,537	32,481	69,771	—	107,789
Other Expense (Income)	60,264	(38,509)	(111,071)	—	(89,316)
Income Tax Expense (Recovery)	27,795	2,000	(71,208)	—	(41,413)

Net income (loss)	263,508	(145,636)	(715,418)	—	(597,546)

Segment Assets	1,830,470	7,494,671	4,121,549	—	13,446,690

Goodwill included in assets	918,529	—	—	—	918,529
Capital Expenditures	62,144	650,676	12,969	—	725,789

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

16. Segmented Information

Geographical Information	May 31, 2005		May 31, 2004		May 31, 2003
	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other	Revenue	Capital Assets, Intangible Assets, Goodwill and Other
United States	$9,629,218	$6,572,759	$8,933,612	$6,480,097	$4,698,497	$7,494,671
Canada	836,335	6,073,569	944,039	4,697,087	3,555,044	5,952,019
United Kingdom	1,659,463	—	1,057,691	—	—	—
South America	159,936	—	201,465	—	—	—
All Other	262,599	—	141,380	—	—	—

	$12,547,551	$12,646,328	$11,278,187	$11,177,184	$8,253,541	$13,446,690

(b) Major Customer

	2005	2004	2003
Revenue
U.S. Department of Defense	12%	17%	3%
U.S. Department of Defense subcontractors	39%	40%	50%

17. Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

18. Subsequent events

On June 3, 2005, the Board of Directors has approved an additional buyback program through which the Company plans to repurchase up to 5% of the issued and outstanding common shares in open market transactions.

19. Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except as follows:

(a) Portfolio Investments

Under accounting principles generally accepted in Canada (“Canadian GAAP”), gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments that are not held for trading purposes are recorded at market value and the unrealized gains and losses other than those arising from permanent impairment are recognized as a separate item in the shareholder’s equity section of the balance sheet

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

19. Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“US GAAP”) except as follows:

(b) Stock Options

The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. During 2005, 400,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized in 2005 for options granted to employees. During 2004, 440,000 options were issued at an exercise price that was equal to the quoted market price; therefore no compensation expense was recognized in 2004 for options granted to employees. No options were granted in 2003.

SFAS No. 123 “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply intrinsic value-based method of accounting as described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123 which is consistent with the policy applied for Canadian GAAP purposes since June 1, 2002. During 2005 there was $15,100 (2004 - $15,000, 2003 - $Nil) recorded as an expense.

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. The impact in 2005 was to record compensation expense in the amount of $905,400 (2004 - $Nil, 2003 - $Nil) relating to the award of stock options to employees under Canadian GAAP. Under U.S. GAAP, the Company is not required to record this compensation expense.

The Company has calculated the fair value of stock options granted to employees, directors and officers using the Black Scholes option pricing model with the following assumptions:

	2005	2004	2003
Risk free interest rate (%)	2	2 to 3.97	N/A
Expected volatility (%)	60 to 104	68	N/A
Expected life (in years)	3.583 to 5	0.37 to 4.667	N/A
Expected dividend yield (%)	0	0	N/A

In prior periods, the Company modified the terms of certain warrants for one year. The intrinsic value of the warrants at the modification date was $Nil (2004 - $202,437, 2003 - $1,319,663) and an additional compensation expense in this amount was recognized in those years.

(c) Other Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

19. Generally Accepted Accounting Principles in Canada and the United States – (continued)

Other comprehensive income (loss), which includes foreign currency translation adjustments, is shown for US purposes in the Statement of Shareholders’ Equity.

Other comprehensive income (loss) also includes the unrealized holding gains and losses in the available-for-sale securities (note 2)

(d) Income Tax Provision

Under US GAAP, Investment Tax Credits related to Company’s research and development activities would be netted against the income tax provision rather than reducing the research and development expenses included in general and administrative expenses. Under US GAAP, the general and administrative expenses would be higher by $14,540 (2004 - $7,731, 2003 - $22,316) and the income tax provision would be reduced by the same amount.

(e) Recently Issued United States Accounting Standards

The Financial Accounting Standards Board (“FASB”) has issued SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

On December 16, 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. Statement 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of SFAS 153 will not have any affect on the Company’s financial statements.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

19. Generally Accepted Accounting Principles in Canada and the United States – (continued)

(e) Recently Issued United States Accounting Standards - (continued)

In December of 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R Share Based Payments which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement is a revision of SFAS 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees. Among other things, this statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). This statement is to be applied as of the beginning of the first interim or annual period that begins after December 15, 2005, but earlier adoption is encouraged. Because the Company has disclosed pro-forma fair based value amounts in accordance with the original SFAS 123, the Company can adopt this statement using a modified prospective approach.

On November 24, 2004, the FASB issued SFAS 151, Inventory Costs - An amendment of ARB No. 43, Chapter 4. Statement 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, Statement 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has determined that the adoption of this standard will have not have a material effect on the financial position and results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, Fair Value Measurements to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. The Company is evaluating the effect of this standard on its consolidated financial statements.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

May 31, 2005, 2004 and 2003

19. Generally Accepted Accounting Principles in Canada and the United States – (continued)

(f) The impact of the foregoing on the financial statements is as follows:

	2005	2004
Total assets Canadian GAAP	$12,646,328	$11,177,184
Unrealized gain on investments	6,500	7,951

Total assets US GAAP	$12,652,828	$11,185,135

Total liabilities Canadian GAAP	$3,142,051	$2,555,345

Total liabilities per US GAAP	3,142,051	2,555,345

Shareholders’ equity Canadian GAAP	9,504,277	8,621,839
Unrealized gain on investments in US GAAP	6,500	7,951

Shareholders’ equity US GAAP	9,510,777	8,629,790

Total liabilities and shareholders’ equity US GAAP	$12,652,828	$11,185,135

	2005	2004	2003
Net loss per Canadian GAAP	$(604,394)	$(342,394)	$(597,546)
Reversal of adjustment for change accounting policy	—	—	48,531
Employee stock-based compensation expense recorded for Canadian GAAP purposes	905,400
Compensation expense-warrants modified	—	(202,437)	(1,319,613)

Net income (loss) before cumulative adjustment	301,006	(544,831)	(1,868,678)
Cumulative adjustment for change in accounting policy	—	(48,531)	—

Net income (loss) per US GAAP	301,006	(593,362)	(1,868,678)
Unrealized gain (loss) on investments	(1,451)	(43,618)	48,377

Comprehensive net income (loss) per US GAAP	$299,555	$(636,980)	$(1,820,301)

Basic and diluted net loss before cumulative adjustment per share	$0.12	$(0.23)	$(1.05)

Cumulative adjustment per share	$—	$(0.02)	$—

Basic and diluted net loss per share US GAAP	$0.12	$(0.25)	$(1.05)

Shares used in the computation of basic and diluted loss per share	2,535,221	2,339,027	1,778,090

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

1.	Articles of incorporation and bylaws as currently in effect:

1.1	Articles of Amalgamation, effective May 1, 1993, amalgamating 1024680 Ontario Ltd., Shepherd Ventures Inc., Dally Development Corp. and TNK Resources Inc. into an amalgamated corporation under the name TNK Resources Inc. under the articles of incorporation of Dally Development Corp.(1)

1.2	By-law Number A of Shediac Bay Resources, Inc. (the Company’s predecessor) dated May 14, 1985(1)

1.3	Special By-law Number 1 of A of Shediac Bay Resources, Inc. (the Company’s predecessor) dated May 14, 1985(1)

1.4	Articles of Amendment filed May 18, 1999 reflecting Name Change from TNK Resources Inc. to Opus Minerals Inc.(3)

1.5	Articles of Amendment filed July 25, 2000 reflecting Name Change from Opus Minerals Inc. to InvestorLinks.com Inc.(4)

1.6	Articles of Amendment filed September 6, 2001, effective September 10, 2001, reflecting Name Change from InvestorLinks.com Inc. to API Electronics Group Inc.(5)

1.7	Restated Bylaws effective October 8, 2003(7)

1.8	Articles of Amendment filed September 1, 2004, effective September 15, 2004, reflecting name change from API Electronics Group Inc. to API Electronics Group Corp. and the 1:10 common share consolidation(8)

2.	Instruments defining rights of holders of equity or debt securities being registered:

2.1	See Articles of Amalgamation described above in item 1.1.(1)

2.2	Specimen Common Share certificate(1)

2.3	1995 Stock Option Plan and Board resolution defining rights of holders of Management Stock Options granted thereunder(1)

2.4	Form of Share Purchase Warrant(1)

2.5	Form of Agent’s Compensation Warrant(1)

2.6	See Consulting Agreement described below in item 3.21 for description of Consultant’s Options(1)

2.7	2003 Stock Option Plan(7)

2.8	Shareholder Rights Plan Agreement(8)

3.	Any voting trust agreements and any amendments to those agreements.

4.	Material contracts:

4.1	Republic of Botswana Prospecting License No. 142/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.2	Republic of Botswana Renewal Prospecting License No. 142/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.3	Republic of Botswana Prospecting License No. 143/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.4	Republic of Botswana Renewal Prospecting License No. 143/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.5	Republic of Botswana Prospecting License No. 144/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.6	Republic of Botswana Renewal Prospecting License No. 144/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.7	Republic of Botswana Prospecting License No. 145/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.8	Republic of Botswana Renewal Prospecting License No. 145/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.9	Republic of Botswana Prospecting License No. 146/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.10	Republic of Botswana Renewal Prospecting License No. 146/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.11	Republic of Botswana Prospecting License No. 147/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.12	Republic of Botswana Renewal Prospecting License No. 147/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.13	Republic of Botswana Prospecting License No. 148/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.14	Republic of Botswana Renewal Prospecting License No. 148/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.15	Republic of Botswana Prospecting License No. 149/93, dated September 8, 1993, in favor of TNK Resources Incorporated(1)

4.16	Republic of Botswana Renewal Prospecting License No. 149/93, dated October 22, 1996, in favor of TNK Resources Incorporated(1)

4.17	Republic of Botswana Prospecting License No. 156/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.18	Republic of Botswana Prospecting License No. 157/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.19	Republic of Botswana Renewal Prospecting License No. 157/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

4.20	Republic of Botswana Prospecting License No. 158/93, dated October 25, 1993, in favor of TNK Resources Incorporated(1)

4.21	Republic of Botswana Renewal Prospecting License No. 158/93, dated October 22, 1996, in favor of Midswana Diamond Exploration Corporation(1)

4.22	Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Marunda Wahau Mining(1)

4.23	Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Alahan Panjang Minerals(1)

4.24	Contract of Work dated December 2, 1986 between the Government of the Republic of Indonesia and P.T. Sungai Tembese Minerals(1)

4.25	Contract of Work dated December 21, 1987 between the Government of the Republic of Indonesia and P.T. Buntok Maju Minerals(1)

4.26	Contract of Work dated October 24, 1987 between the Government of the Republic of Indonesia and P.T. Tumbang Kuling Minerals(1)

4.27	Assignment Agreement, dated September 16, 1994, between TNK Resources Inc. and 1096883 Ontario Limited(1)

4.28	Agreement, dated September 26, 1994, between the persons shown as the 1096883 Ontario Limited Shareholders and Sommerset Industries Inc. and 1096883 Ontario Limited(1)

4.29	Memorandum of Agreement, dated February 14, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.30	Memorandum of Agreement, dated March 26, 1996, between TNK Resources Inc. and 867323 Ontario Limited(1)

4.31	Agreement, dated April 8, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.32	Letter agreement, dated April 15, 1996, between TNK Resources Inc. and Oil Springs Energy Corp.(1)

4.33	Employment Agreement, dated May 1, 1996, between TNK Resources Inc. and Elizabeth J. Kirkwood(1)

4.34	Employment Agreement, dated May 1, 1996, between Midswana Diamond Exploration Corp. and Elizabeth J. Kirkwood(1)

4.35	Letter agreement dated May 24, 1996, between TNK Resources Inc. and P.T. Hutan Nauli(1)

4.36	Consulting Agreement, dated August 1, 1996, between TNK Resources Inc. and 1165953 Ontario Inc.(1)

4.37	Memorandum of Agreement, dated November 15, 1996, between P.T. Hutan Nauli and TNK Resources Inc.(1)

4.38	Prospecting Agreement (Area Agreement #1), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.39	Prospecting Agreement (Area Agreement #2), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.40	Prospecting Agreement (Area Agreement #3), dated February 20, 1998 between DeBeers Prospecting Botswana (Proprietary) Limited and TNK Resources Inc.(2)

4.41	Subscription Agreement, dated March 12, 1998 between TNK Resources Inc. and Monopros Limited(2)

4.42	Memorandum and Articles of Association of TNK Area 1 (Proprietary) Limited, dated February 11, 1998(2)

4.43	Memorandum and Articles of Association of TNK Area 2 (Proprietary) Limited, dated February 11, 1998(2)

4.44	Memorandum and Articles of Association of TNK Area 3 (Proprietary) Limited, dated February 11, 1998(2)

4.45	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 1 (Proprietary) Limited(2)

4.46	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 2 (Proprietary) Limited(2)

4.47	Assignment Agreement, dated March 31, 1998 between TNK Resources Inc. and TNK Resources Area 3 (Proprietary) Limited(2)

4.48	Republic of Botswana Prospecting License No. 67/97, dated May 28, 1997, in favor of TNK Resources Incorporated, in favor of TNK Resources Incorporated(2)

4.49	TNK Resources Inc. Application for the Renewal of Prospecting Licence Nos. 142-149/93, Ghanzi District, dated August 12, 1998(2)

4.50	Republic of Botswana Prospecting License No. 93/98, dated September 29, 1998, in favor of TNK Resources Inc.(2)

4.51	Agency Agreement, dated October 12, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc.(3)

4.52	Form of Common Share Purchase Warrant dated as of October 12, 1999(3)

4.53	Letter Agreement, dated July 13, 1998, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

4.54	Asset Sale Agreement, dated October 1998, between International Capri Resources Ltd. And TNK Resources Inc.(3)

4.55	Letter Agreement, dated November 27, 1998, regarding Baffin Island Permit Applications.(3)

4.56	Letter Agreement, dated December 1, 1998, regarding Services for Baffin Island Exploration and Development.(3)

4.57	Letter Agreement, dated August 3, 1999, regarding Borden Peninsula, Baffin Island.(3)

4.58	Letter Agreement, dated August 26, 1999, between Mountain Province Mining Inc. and Opus Minerals Inc.(3)

4.59	Agency Agreement, dated January 26, 1999, between Taurus Capital Markets Ltd. and Opus Minerals Inc. and Termination.(3)

4.60	Warrant to Purchase Common Shares of Stroud Resources Inc.(3)

4.61	Wolf Lake Property Option Agreement, dated April 14, 1999 between International Capri Resources Ltd. and Opus Minerals Inc.(3)

4.62	Letter Agreement, dated February 13, 1999 between International Capri Resources Ltd. And Opus Minerals Inc.(3)

4.63	Consulting agreement dated November 15, 1999 as amended by agreement dated June 26, 2000 between the Company and Investor Relations Group (Ontario) Inc. (“IRG”) pursuant to which IRG will provide ongoing investor relations activities to the Company. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001.(4)

4.64	Stock option agreement dated November 15, 1999 whereunder the Company granted IRG options to acquire up to 300,000 common shares of the Company at the price of $0.90 per share expiring November 15, 2001. Agreement was mutually terminated effective February 28, 2001, and the related options lapsed effective March 30, 2001.(4)

4.65	Acquisition Agreement dated January 17, 2000 between the Company and Vertex Ventures Inc. (now First Strike Diamonds Inc.) whereby the Company transferred and assigned all of its interest in the mining properties located in Botswana, Africa and Baffin Island, Nunavut, to First Strike in consideration for the allotment and issuance of 6,266,667 common shares of First Strike.(4)

4.66	Securities Exchange Agreement made as of the 6th day of June, 2000 among the Company, IL Data Canada, Inc., all of the shareholders of IL Data Canada, Inc., as vendors and Frank J. Kollar and Romaine Gilliland as Principals whereunder the Company acquired all of the issued and outstanding common shares of IL Data Canada, Inc. which owns the business known as InvestorLinks.com in consideration for the allotment of issuance of 6,800,000 Common Shares of the Company.(4)

4.67	Stock option agreement dated June 26, 2000 whereunder the company granted IRG options to acquire up to 150,000 common shares of the Company at the price of $2.55 US per share expiring June 30, 2002.(4)

4.68	Stock option agreements dated June 26, 2000 with officers, directors, and employees of the Company.(4)

4.69	Consulting and Advisory Board Agreements dated June 26, 2000 with Messrs. Joseph Carusone, Christos Livadas, Ben Johnson and Ms. Suzanne Wood. Mr. Livadas’ agreement and stock option and grant were cancelled and forfeited by Release, dated March 1, 2001, between the parties. See Item 3.83 below. All agreements expired as of June 26, 2001, and the related options have lapsed.(4)

4.70	Subscription Agreement dated August 2, 2000 with Stockhouse Media Corp. (“Stockhouse”) whereby Stockhouse subscribed for 1,500,000 Common Shares of the Company at the price of $2.25 per share in consideration for Stockhouse providing to the Company Services (as therein described) over a period of two years. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse.(4)

4.71	Services Agreement dated August 2, 2000 with Stockhouse which sets out the services and functions to be performed by Stockhouse to earn the 1,500,000 Common Shares of the Company referred to above. See Note 4(b)(ii) of the Financial Statements included in Item 17 of this Annual Report for further detail regarding the termination of agreements with Stockhouse.(4)

4.72	Subscription Agreement effective August 8, 2000 between the Company and Ming Capital Enterprises Ltd.(4)

4.73	Warrant certificate issued to Ming Capital Enterprises Ltd. to purchase up to 680,000 common shares at the price of $3.00 on or before August 8, 2002.(4)

4.74	Stock Option Agreement dated June 26, 2000 granting Kathy Hobbs-Parent options to purchase up to 9,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Hobbs-Parent’s employment was terminated effective May 31, 2001. The options expired August 29, 2001.(5)

4.75	Stock Option Agreement dated June 26, 2000 granting Elizabeth J. Kirkwood options to purchase up to 18,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Kirkwood – See Exhibit 3.92 below).(5)

4.76	Stock Option Agreement dated June 26, 2000 granting Sandra J. Hall options to purchase up to 45,000 Common Shares at $2.55 per share on or before June 30, 2005 (Released by letter, dated July 24, 2001, signed by Ms. Hall – See Exhibit 3.93 below).(5)

4.77	Stock Option Agreement dated June 26, 2000 granting George Stubos options to purchase up to 90,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.83 below).(5)

4.78	Stock Option Agreement dated June 26, 2000 granting Romaine Gilliland options to purchase up to 110,000 Common Shares at $2.55 per share on or before June 30, 2005. Mr. Gilliland resigned effective April 10, 2001. The options lapsed July 10, 2001.(5)

4.79	Stock Option Agreement dated June 26, 2000 granting Frank Kollar options to purchase up to 290,000 Common Shares at $2.55 per share on or before June 30, 2005 (Cancelled by Release, dated March 1, 2001, between the parties. See Exhibit 3.85 below).(5)

4.80	Stock Option Agreement dated June 26, 2000 granting Denise Gervin options to purchase up to 15,000 Common Shares at $2.55 per share, vesting at a rate of 1/3 per year for three years. Ms. Gervin’s employment was terminated effective February 9, 2001. The options expired May 9, 2001.(5)

4.81	Consulting and Stock Option Agreement dated June 26, 2000 with Chris Papaioannou pursuant to which Mr. Papaioannou agrees to provide consulting services to the Company for a three-year period commencing June 26, 2000, and in consideration, the Company agrees to provide Mr. Papaioannou (i) $2,166.67 per month, (ii) reimbursement for expenses and (iii) options to purchase up to 9,000 Common Shares at $2.55 per share for a period of five years, vesting at a rate of 1/3 per year for three years. Mr. Papaioannou terminated the Consulting Agreement effective December 2000, and the related stock options have lapsed.(5)

4.82	Release dated March 1, 2001 by George Mr. Stubos whereby Stubos agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $35,000.(5)

4.83	Release dated March 1, 2001 by Christos Livadas whereby Mr. Livadas agrees to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 500,000 Common Shares and (iii) cancel his option to buy 90,000 Common Shares, in exchange for a lump-sum payment by the Company of $25,000.(5)

4.84	Release and Consulting Agreement dated March 1, 2001 with Frank Kollar and Sierra Holdings Limited whereby Mr. Kollar and Sierra Holdings Limited agree to (i) fully and completely release and discharge any and all actions, causes of actions, claims and demands arising out of any and all relationships with the Company, (ii) allow the Company to purchase for cancellation 3,890,000 Common Shares and (iii) cancel his option to buy 290,000 Common Shares, in exchange for $209,000 to be paid by the Company immediately at the time of the Release and $60,000 to be paid as set forth in the Consulting Agreement.(5)

4.85	Letter of Agreement for Website Services dated May 11, 2001 with Elizabeth J. Kirkwood and Crossbeam Limited doing business as Crossbeam.com whereby Ms. Kirkwood and Crossbeam.com agree to provide website set-up and maintenance services to the Company for a six-month period from May 11, 2001 through November 30, 2001 in exchange for payment by the Company of a one-time payment of $4,000 for the initial set-up and $2,000 per month for maintenance thereafter. The Agreement is automatically renewed for additional six-month terms absent notice of cancellation. Either party may cancel on thirty days notice.(5)

4.86	Website Publisher Agreement dated June 11, 2001 with Engage, Inc. (“Engage”) granting Engage the right to sell advertising space on the Company’s website in exchange for Engage’s agreement to pay the Company a royalty of 50% on all Net Advertising Revenue.(5)

4.87	Non-binding Letter of Intent regarding potential business combination of the Company and API Electronics, Inc. (“API”) dated June 19, 2001.(5)

4.88	Letter Agreement dated June 26, 2001 with Taurus Capital Markets Ltd. as the Company’s exclusive financial advisor with respect to the potential acquisition of API in exchange for (i) a work fee of $15,000, (ii) reimbursement of certain out-of-pocket costs and (iii) in the event of and upon completion of the purchase of API, 250,000 broker warrants for Units on the same terms as Units being issued to purchase API.(5)

4.89	Letter Agreement dated June 26, 2001 for settlement of lease, dated July 3, 2000, between Gilray, LLC and IL Data Corporation Inc., to commence August 1, 2000 and terminate July 31, 2003 whereby Gilray, LLC agrees to execute a Certificate of Satisfaction fully releasing IL Data and/or the Company from any further responsibility under the lease in exchange for $18,000 and ownership of any and all furniture abandoned by tenant on the premises.(5)

4.90	Release dated July 24, 2001 by Elizabeth J. Kirkwood agreeing to release 45,000 stock options previously granted by the Company.(5)

4.91	Release dated July 24, 2001 by Sandra J. Hall agreeing to release 45,000 stock options previously granted by the Company.(5)

4.92	Stock Option Agreement dated August 2, 2001 granting James C. Cassina options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at Canadian $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices—see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.93	Stock Option Agreement dated August 2, 2001 granting Sandra J. Hall options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before July 31, 2006. The number of shares and exercise prices associated with the stock options set forth reflect post-consolidation numbers and prices—see Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.94	Agreement and Plan of Merger, dated July 27, 2001, between InvestorLinks.com Inc. and API Electronics, Inc. et al., whereby the Company acquired all of the issued and outstanding shares of API Electronics, Inc., a Delaware corporation for consideration of 6,500,000 post-consolidation units at $.40 per unit. Each unit consists of one Common Share, 1/2 of one Series A Common Share purchase warrant exercisable at $.45 for a period of 18 months from the date of issuance, and 1/2 of one Series B Common Share purchase warrant exercisable at $.75 for a period of two years from date of issuance.(5)

4.95	Agreement of Merger, dated August 31, 2001, between API Electronics, Inc. and API Acquisition Corp., whereby API Electronics, Inc. merged with and into API Acquisition Corp. with API Electronics, Inc. as the surviving corporation. Each share of common stock of API Acquisition Corp. outstanding on the effective date of the Agreement was cancelled and no consideration was paid with respect to any such shares. Each share of common stock of API Electronics, Inc., the surviving corporation, outstanding on the effective date of the Agreement, was (i) exchanged with InvestorLinks.com Inc., an Ontario Corporation and the parent of API Acquisition Corp. (“IC”), for 33,163.27 shares of IC Common Stock and A and B warrants to purchase an aggregate of 33,163.28 shares of IC Common Stock and (ii) cancelled immediately thereafter. The surviving corporation issued a new certificate for 100 shares of common stock to IC, which represented all of the issued and outstanding shares of the surviving corporation.(5)

4.96	Stock Option Agreement dated August 31, 2001 granting Phillip DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.97	Stock Option Agreement dated August 31, 2001 granting Thomas W. Mills options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.98	Stock Option Agreement dated August 31, 2001 granting Jason DeZwirek options to purchase up to 50,000 Common Shares at $0.45 per share, and up to 50,000 Common Shares at $0.75 per share on or before August 31, 2006. The number of shares and exercise price associated with the stock options set forth reflect post-consolidation numbers and prices – See Note 11(b) to the financial statements contained in Part III, Item 17 of this Annual Report.(5)

4.99	Share Purchase Agreement dated May 31, 2002, by and among the Company and Philip Walter White, Rose Mary White, Coranne Adele White, Jane Murphy, Coreen White, Derek White, Gillian Pershaw, Brian Kenneth White, Edna Grace Trepannier, Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited pursuant to which the Company purchased the shares of Filtran Inc., Filtran Limited, Canadian Dataplex Ltd., and Tactron Communications (Canada) Limited from their shareholders.(6)

4.100	Non-Competition and Confidentiality Agreement dated May 31, 2002 by and between the Company and Philip Walter White pursuant to which Mr. White in consideration of $500,000 agreed to non-competition and non-solicitation restrictions for a term of five years and permanent confidentiality restrictions.(6)

4.101	Subscription Agreement dated June 11, 2002, between the Company and Aton Ventures Fund Ltd, pursuant to which Aton Ventures Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.102	Subscription Agreement dated June 14, 2002, between the Company and Syrah Invest Corp., pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 300,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $705,000.(6)

4.103	Subscription Agreement dated June 11, 2002, between the Company and Aton Select Fund Ltd, pursuant to which Aton Select Fund Ltd. purchased from the Company in a private placement 100,000 units for $2.35 per unit, each unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, exercisable at $3.00 per share, for an aggregate purchase price of $235,000.(6)

4.104	Subscription Agreement dated January 31, 2003, between the Company and Eusibio Mario Lopez Perez pursuant to which Eusibio Mario Lopez Perez purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.105	Stock Purchase Warrant issued by the Company to Eusibio Mario Lopez Perez to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.106	Subscription Agreement dated February 3, 2003, between the Company and Thomas Christen pursuant to which Thomas Christen purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.107	Stock Purchase Warrant issued by the Company to Thomas Christen to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.108	Subscription Agreement dated February 6, 2003, between the Company and Les Immeubles Desco Inc. pursuant to which Les Immeubles Desco Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.109	Stock Purchase Warrant issued by the Company to Les Immeubles Desco Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.110	Subscription Agreement dated February 3, 2003, between the Company and Ming Capital Enterprises Inc. pursuant to which Ming Capital Enterprises Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.111	Stock Purchase Warrant issued by the Company to Ming Capital Enterprises Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.112	Subscription Agreement dated February 3, 2003, between the Company and Partner Marketing AG pursuant to which Partner Marketing AG purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.113	Stock Purchase Warrant issued by the Company to Partner Marketing AG to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.114	Subscription Agreement dated February 3, 2003, between the Company and Seloz Gestion & Finance SA, Switzerland pursuant to which Seloz Gestion & Finance SA, Switzerland purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.115	Stock Purchase Warrant issued by the Company to Seloz Gestion & Finance SA, Switzerland to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.116	Subscription Agreement dated February 3, 2003, between the Company and Shangri-La Investments Inc. pursuant to which Shangri-La Investments Inc. purchased from the Company in a private placement 650,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $260,000.(7)

4.117	Stock Purchase Warrant issued by the Company to Shangri-La Investments Inc. to purchase an aggregate of 325,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.118	Subscription Agreement dated January 20, 2003, between the Company and Stick Capital Inc. pursuant to which Stick Capital Inc. purchased from the Company in a private placement 125,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $50,000.(7)

4.119	Stock Purchase Warrant issued by the Company to Stick Capital Inc. to purchase an aggregate of 62,500 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.120	Subscription Agreement dated February 3, 2003, between the Company and Syrah Invest Corp. pursuant to which Syrah Invest Corp. purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.121	Stock Purchase Warrant issued by the Company to Syrah Invest Corp. to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.122	Subscription Agreement dated February 3, 2003, between the Company and Terraco Holding S.A. pursuant to which Terraco Holding S.A. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.123	Stock Purchase Warrant issued by the Company to Terraco Holding S.A. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.124	Subscription Agreement dated February 3, 2003, between the Company and Hans Schopper pursuant to which Hans Schopper purchased from the Company in a private placement 450,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $180,000.(7)

4.125	Stock Purchase Warrant issued by the Company to Hans Schopper to purchase an aggregate of 225,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.126	Subscription Agreement dated January 27, 2003, between the Company and Kostas Papakostas pursuant to which Kostas Papakostas purchased from the Company in a private placement 50,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $20,000.(7)

4.127	Stock Purchase Warrant issued by the Company to Kostas Papakostas to purchase an aggregate of 25,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.128	Subscription Agreement dated January 16, 2003, between the Company and Dart Management Corporation pursuant to which Dart Management Corporation purchased from the Company in a private placement 600,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $240,000.(7)

4.129	Stock Purchase Warrant issued by the Company to Dart Management Corporation to purchase an aggregate of 300,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.130	Subscription Agreement dated February 3, 2003, between the Company and Crystal Overseas Trading Inc. pursuant to which Crystal Overseas Trading Inc. purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.131	Stock Purchase Warrant issued by the Company to Crystal Overseas Trading Inc. to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.132	Subscription Agreement dated February 6, 2003, between the Company and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG pursuant to which Bank Sal. Oppenheim jr. & Cie (Schweiz) AG purchased from the Company in a private placement 200,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $80,000.(7)

4.133	Stock Purchase Warrant issued by the Company to Bank Sal. Oppenheim jr. & Cie (Schweiz) AG to purchase an aggregate of 100,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two-year period beginning February 6, 2003.(7)

4.134	Subscription Agreement dated February 6, 2003, between the Company and Asian Capital Limited pursuant to which Asian Capital Limited purchased from the Company in a private placement 500,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $200,000.(7)

4.135	Stock Purchase Warrant issued by the Company to Asian Capital Limited to purchase an aggregate of 250,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.136	Subscription Agreement dated February 6, 2003, between the Company and 1530403 Ontario Inc. pursuant to which 1530403 Ontario Inc. purchased from the Company in a private placement 300,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $120,000.(7)

4.137	Stock Purchase Warrant issued by the Company to 1530403 Ontario Inc. to purchase an aggregate of 150,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.138	Subscription Agreement dated February 6, 2003, between the Company and 1057111 Ontario Ltd. pursuant to which 1057111 Ontario Ltd. purchased from the Company in a private placement 100,000 units for $0.40 per unit, each unit consisting of one share of common stock of the Company and one-half of a warrant to purchase one share of common stock the Company, exercisable at $0.60 per share, for an aggregate purchase price of $40,000.(7)

4.139	Stock Purchase Warrant issued by the Company to 1057111 Ontario Ltd. to purchase an aggregate of 50,000 shares of common stock of the Company for an exercise price of $0.60 per share, exercisable during the two year period beginning February 6, 2003.(7)

4.140	Asset Purchase Agreement made as of February 6, 2003, by and among TM Systems, Inc., TM Systems II, Inc. and API Electronics Group Inc. pursuant to which API Electronics Group Inc.’s wholly-owned subsidiary, TM Systems II, Inc. purchased certain assets of TM Systems, Inc.(7)

4.141	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Irwin Shuldman, confirming Mr. Shuldman’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

4.142	Letter of Employment dated February 6, 2003, from API Electronics Group Inc. to Walter Weiner, confirming Mr. Weiner’s employment as an executive officer with TM Systems II, Inc. for a period of one year.(7)

4.143	Asset Sale and Purchase Agreement dated March 23, 2004 by and between API Electronics, Inc. and Islip Transformer & Metal Co., whereby API Electronics, Inc. acquired machinery, equipment and inventory of Islip Transformer & metal Co. Inc.(9)

8.	Miscellaneous:

8.1	List of Subsidiaries(9)

11.	Code of Ethics Required by Item 16B of Form 20-F

11.1	Code of Ethics(9)

12.	Certifications Under Section 13a-14(a) of the Securities Exchange Act:

12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.(9)

12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.(9)

13.	Certifications Pursuant to Section 906 of the Sarbanes Oxley Act of 2002:

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(9)

Footnotes to List of Exhibits:

(1)	Incorporated by reference from the Company’s Registration Statement on Form 20-F, File No. 0-29142, filed on February 3, 1997.

(2)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 1998.

(3)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 1, 1999.

(4)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 14, 2000.

(5)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on October 31, 2001.

(6)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2002.

(7)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 27, 2003.

(8)	Incorporated by reference from the Company’s Annual Report on Form 20-F, File No. 0-29142, filed on November 22, 2004.

(9)	Filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto authorized.

Dated at Toronto, Ontario, Canada, this 28th day of November, 2005.

API ELECTRONICS GROUP INC.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chief Executive Officer

As filed with the Securities and Exchange Commission on November 28, 2005

Commission File No.: 0-29142

API ELECTRONICS GROUP INC.

ANNUAL REPORT

On

FORM 20-F

EXHIBIT INDEX

API ELECTRONICS GROUP INC.

ANNUAL REPORT ON FORM 20-F

FILED EXHIBIT INDEX

Exhibit Number	Description

4.143	Asset Sale and Purchase Agreement dated March 23, 2004 by and between API Electronics, Inc. and Islip Transformer & Metal Co.

8.1	List of Subsidiaries

11.1	Code of Ethics

12.1	Certification Under Section 13a-14(a) of the Securities Exchange Act.

12.2	Certification Under Section 13a-14(a) of the Securities Exchange Act.

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.